Form 20-F
period 2001-12-31
KOWLOON CANTON RAILWAY CORP
filed 2002-06-28
CIK 1108330

As filed with the Securities and Exchange Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☒  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission file number

Kowloon-Canton Railway Corporation
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable.
(Translation of Registrant’s Name Into English)

The Hong Kong Special Administrative Region of the People’s Republic of China
(Jurisdiction of Incorporation or Organization)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
8% Notes due 2010	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2001
391,200 shares outstanding

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X      No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  X      Item 18

GENERAL INFORMATION

Except as otherwise required by the context, references in this Annual Report to “KCRC”, “Corporation” or “we” refer to Kowloon-Canton Railway Corporation. The term “you” refers to holders of our 8% notes issued in March 2000, due 2010 (the “Notes”). The terms “Hong Kong” and “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

EXCHANGE RATE INFORMATION

We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “US dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into US dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7980 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. See “Item 3. Key Information –– Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such US dollar amounts or could have been or could be converted into US dollars at the indicated or at any other rates.

The Hong Kong dollar is freely convertible into other currencies (including the US dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the US dollar at the rate of approximately HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote issuing banks against payment in US dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent US dollars at the fixed rate.

FORWARD-LOOKING STATEMENTS

Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. The statements are based on our management’s assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

•	the general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	population growth and demographical movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	costs of equipment which we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the level and timing of imposition of the boundary facilities improvement tax;

•	the decision of the Government on the award of new railway projects;

•	our relationship with railway authorities in mainland China;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.

We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Profit and Loss Account Data” and “Consolidated Balance Sheet Data” as of December 31, 2000 and 2001 and for each of the three years ended December 31, 1999, 2000 and 2001 are extracted without adjustment from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 40 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

	Year Ended December 31,
	1997	1998	1999	2000	2001	2001(8)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Profit and Loss Account Data:
HK GAAP:
Revenue	3,718	4,137	4,426	4,731	4,797	615
Operating costs	(2,406)	(2,672)	(2,875)	(2,830)	(2,885)	(370)

Operating profit before net investment income	1,312	1,465	1,551	1,901	1,912	245
Net investment income	20	164	222	302	490	63

Operating profit after net investment income	1,332	1,629	1,773	2,203	2,402	308
Profit on property development	2,308	88	71	87	24	3
Share of profits/(losses) of associate	—	—	—	(1)	11	1

Profit before taxation	3,640	1,717	1,844	2,289	2,437	312
Taxation	(377)	(78)	59	(1)	(1)	—

Profit after taxation	3,263	1,639	1,903	2,288	2,436	312

US GAAP:
Net income	2,775	2,129	3,150	4,113	3,793	486

	As of December 31,
	1997	1998	1999	2000	2001	2001(8)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(1)	(674)	8,663	9,857	5,727	2,187	280
Total assets	15,866	31,945	58,291	70,419	82,518	10,582
Long-term obligations(2)	—	—	8,299	16,395	16,831	2,158
Shareholder’s funds	14,317	30,253	46,588	48,901	59,613	7,645

US GAAP:
Total assets		33,398	63,664	82,374	96,796	12,412
Long-term obligations		951	11,609	23,759	24,606	3,155
Shareholder’s equity		30,021	47,538	51,977	63,811	8,183

	Year Ended December 31,
	1997	1998	1999	2000	2001	2001(8)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except ratios and railway operation data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditures(3)	3,582	3,286	8,444	10,829	14,592	1,871
Revenue per employee	0.997	0.987	0.966	0.972	0.928	0.119
Total debt(2)	—	—	8,299	16,395	16,831	2,158
Debt/equity ratio(2)	—	—	1:5.6	1:3.0	1:3.5	1:3.5
Net cash inflow from operating activities	3,584	2,091	2,264	2,853	2,411	309
EBITDA(4)	4,120	2,296	2,815	2,959	3,098	397
Ratio of earnings to fixed charges(5)	159:1	144:1	7:1	2:1	2:1	2:1

US GAAP:
Net cash provided by operating activities	2,615	2,553	3,415	3,603	2,929	376
EBITDA(4)	3,917	3,048	4,575	5,278	5,070	650
Ratio of earnings to fixed charges(5)	148:1	202:1	13:1	4:1	3:1	3:1

Railway Operation Data:
Route kilometers (km):
East Rail	34	34	34	34	34	34
Light Rail	31.75	31.75	31.75	31.75	31.75	31.75
Total number of passengers (in millions):
East Rail(6)	261	269	275	288	292	292
Light Rail	126	114	115	118	117	117
Average fare revenue per passenger carried (HK$)
East Rail(6)	9.89	10.74	11.29	11.65	11.66	1.50
Light Rail	3.10	3.56	3.58	3.59	3.56	0.46
Railway operating profit/(loss) per passenger carried(7)
East Rail(6)	4.37	4.49	4.81	5.45	5.55	0.71
Light Rail	(1.41)	(1.46)	(1.52)	(1.12)	(1.19)	(0.15)

(1)
Working capital is defined as the sum of current assets, e.g. stores and spares, properties held for resale, interest receivable, other receivables, tax recoverable and cash and cash equivalents, minus the sum of current liabilities, e.g. interest payable, other payables and accrual for capital expenditure.

(2)
Under HK GAAP, long-term assets and commitments to make long-term lease payments arising from certain leasing transactions are netted off against each other and are not included above. See Note 40(j) to our audited consolidated financial statements.

(3)	The capital expenditure figure is presented on an accrual basis and a detailed breakdown of capital expenditures is depicted in the table on page 39.
(4)
EBITDA represents profit before interest, taxation, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. You should consider EBITDA in addition to, and not as a substitute for, income from operations, net income, cash flow and other measures of financial performance computed in accordance with HK GAAP or US GAAP. In addition, our measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(5)
The ratio of earnings to fixed charges remained the same at 2:1 in 2000 and 2001 under HK GAAP. It decreased from 4:1 in 2000 to 3:1 in 2001 under US GAAP primarily due to the significant increase in interest expense resulting from increased borrowings. Interest expense increased from HK$1,103 million (US$141.4 million) in 2000 to HK$1,252 million (US$160.6 million) in 2001.

(6)	Excluding through-train.
(7)
The railway operating profit/(loss) per passenger carried is derived after depreciation and excluding net investment income. Retrospective adjustments to figures from 1997 to 1999 have been made to include the cost of feeder bus in the operating costs of East Rail and Light Rail. Furthermore, fare revenue rather than total divisional revenue of both East Rail and Light Rail are used for calculating operating profit/(loss) for consistency.

(8)
Solely for your convenience, we have translated certain Hong Kong dollar amounts into US dollar amounts at the rate of HK$7.7980 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001. The US dollar amounts under “Consolidated Profit and Loss Account Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

Exchange Rate Information

The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the US dollar.

On June 18, 2002, the noon buying rate for the Hong Kong dollar was HK$7.8005 = US$1.00.

		Noon Buying Rate
Year	Average(1)	High	Low	Period-End
1997	7.7440	7.7550	7.7275	7.7495
1998	7.7465	7.7595	7.7355	7.7476
1999	7.7599	7.7814	7.7457	7.7740
2000	7.7936	7.8008	7.7765	7.7999
2001	7.7996	7.8004	7.7970	7.7980

Months
2001
December		7.7999	7.7970	7.7980
2002
January		7.8000	7.7970	7.7995
February		7.7999	7.7991	7.7995
March		7.8000	7.7993	7.8000
April		7.8095	7.7992	7.7992
May		7.8001	7.7990	7.8000
June (through June 18)		7.8005	7.7993	7.8005

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.

Risk Factors

Because we are owned by the Government and substantially all of our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted as well as business confidence and economic conditions in Hong Kong, which could affect our business.

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. Although the Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy, there can be no assurance that China will not exercise, directly or indirectly, increased sovereignty over Hong Kong. In that event, the economic climate in Hong Kong may be adversely affected or our operations may be changed, which could adversely affect our financial condition and results of operations.

We generate revenues primarily from fares paid by Hong Kong residents and commercial activities within Hong Kong, including property-related revenues, and therefore adverse developments in Hong Kong’s economy could reduce these revenues and hurt our business and operating results.

Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. Hong Kong’s economy is in turn affected, directly and indirectly, by the performance of the economies of mainland China and neighboring Asian countries. As a result, adverse economic developments in Hong Kong or elsewhere in the Asian region could result in fewer passengers on our railway or reduced rentals and other ancillary revenues which could have a material adverse effect on our financial condition and results of operations.

Since the second half of 1997, many Asian countries have experienced significant adverse economic developments, including substantial depreciation in currency exchange rates, increased volatility of interest rates, reduced availability of credit from banks and other financial institutions, reduced economic growth rates, corporate bankruptcies and declines in the market values of shares listed on stock exchanges, real property and other assets. Hong Kong has also suffered adverse economic developments during this period. Although the Hong Kong economy and the economies of many countries in the Asian region have been recovering since the latter part of 1999, future adverse economic developments in Hong Kong or elsewhere in the Asian region could have a material adverse effect on our revenues.

Our future financial performance, as well as our ability to meet our debt obligations, will depend on the level of revenues generated and cost of operating the West Rail Phase I, East Rail Extensions and Shatin to Central Link, which are capital-intensive infrastructure projects, the successful development of which involves many uncertainties.

The construction of large infrastructure projects such as the West Rail Phase I, the East Rail Extensions projects and the Shatin to Central Link involve many potential risks, including land acquisition problems, shortages of equipment, material and labor, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases, any of which could give rise to delays or cost overruns.

For example, our development plan for the Lok Ma Chau spur line project has been suspended due to the refusal by the Director of Environmental Protection (“DEP”) to issue an environmental permit to us, and the subsequent decision by the appeal board not to overturn the decision of the DEP. As a result of the appeal board’s decision, we announced a revised tunnel and viaduct scheme for the Lok Ma Chau spur line in September 2001. On November 30, 2001, we submitted a new environmental impact assessment report to the DEP for the revised scheme and it was approved with conditions. In March 2002, we submitted an formal application for an environmental permit which was subsequently issued by DEP in April 2002. As required by the environmental permit, we will set up an environmental committee before construction commences to oversee the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

Although we have significant experience in the design and construction of railway projects, there can be no assurance that West Rail Phase I will be completed within the budget and the planned completion scheduled in 2003, and the East Rail Extension projects will be similarly completed in 2004 for Ma On Shan Link and TST Extension and 2007 for Lok Ma Chau spur line. The same is true of the Shatin to Central Link, the new railway project for which we recently won the bid from the Government for construction and operation. We intend to work out the details of this new project with the Government in the next few months. The definitive terms of the project will be set forth in a project agreement expected to be executed in early 2003. The Shatin to Central Link is expected to be completed no sooner than 2008 and the initial proposed total project cost is HK$30.3 billion. There can be no assurance that the railway project will have the scope initially awarded or that it will be completed on the proposed schedule or the proposed cost. For more details on the project plans for West Rail Phase I, the East Rail Extensions and the Shatin to Central Link, see ‘‘Item 4. Information on the Corporation—Rail Operations—West Rail Phase I’’, ‘‘—East Rail Extensions’’ and “—The Shatin to Central Link”. Furthermore, the economic viability of these capital intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth, change in demographic and economic conditions.

Our fare revenues depend in part on fare levels, and the Government has the ultimate ability to change our fares; a reduction in or the inability to raise fares to cover future operating costs could adversely affect our financial performance.

Although we are empowered by the KCRC Ordinance to establish our own fares for passenger, freight and other services, the Chief Executive of Hong Kong may, if he considers it to be in the public interest, give us a direction in writing to adjust our fares. While the Chief Executive of Hong Kong has not exercised this power since the establishment of KCRC, the Chief Executive of Hong Kong may require us to set fares that do not adequately cover our operating and other costs. Although the KCRC Ordinance provides that we are entitled to receive reasonable compensation from the Government if such direction requires us to act in a manner contrary to prudent commercial principles, we cannot assure you that restrictions imposed on our fare policies may not adversely affect our results of operations and financial condition or restrict our ability to make payments on our debt obligations in a timely manner. Furthermore, members of the Legislative Council of Hong Kong may introduce bills to take away our power to determine our fares. Although one such attempt was defeated by a wide margin in 1997, we cannot assure you that similar bills will not be introduced or adopted in the future.

Accidents and natural disasters could prevent operation of our railway and prevent us from generating rental and other ancillary revenues or reduce our operating flexibility.

Our operations may be affected from time to time by equipment failures, collisions, derailment and natural disasters, such as typhoons or floods. Natural disasters could interrupt our rail services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our rail services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

We are regulated by the Government, which could modify the scope of our activities or impose obligations on us or our customers, such as the proposed boundary facilities improvement tax, which could reduce revenues, increase costs or otherwise change our business from its current scope.

We are a statutory body established by the KCRC Ordinance, with the Government as our sole shareholder. The KCRC Ordinance, like other statutes and ordinances of Hong Kong, may be amended, modified or repealed by the Government in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify our scope of authorized activities or adversely affect our financial condition and results of operations by reducing our ability to generate fare or ancillary service revenues or imposing obligations that increase operating costs. Although we are not aware of any proposed material amendments or modifications to, or efforts to repeal, the KCRC Ordinance, we cannot assure you that these kinds of changes will not occur in the future. Furthermore, because our operations are restricted to authorized activities set forth in the KCRC Ordinance, our ability to enter into new businesses is limited and, to the extent amendments to the KCRC Ordinance are needed, subject to the legislative process. The Government has announced its intention to implement a boundary facilities improvement tax before the end of March 2004, which will increase the cost of crossing the boundary from Hong Kong to mainland China for our East Rail passengers. This may have a negative impact on our cross-boundary ridership compared with other modes of transportation.

Since we will be developing additional large-scale infrastructure projects, such as the Shatin to Central Link, in parallel with the existing projects in the West Rail Phase I and the East Rail Extensions, although not anticipated, we may encounter a shortage of technical staff which could reduce our ability to complete the projects in a timely manner or increase the costs of the West Rail Phase I, the East Rail Extensions and other additional projects.

According to the current proposal for the Shatin to Central Link, it is expected that construction for the project will begin in 2004 following detailed environmental impact studies and design processes. Construction of the 17.1 km long Shatin to Central Link, extending our network across the harbor to the Hong Kong Island to create a fourth harbor crossing, is expected to begin before the completion of our current projects in the East Rail Extensions. Since the supply of qualified engineers with expertise in railways in Hong Kong is limited, although not anticipated, we may encounter difficulties in recruiting experienced engineering staff for the new projects. In addition, when the new projects are completed, we may encounter difficulties and delays in recruiting and training qualified maintenance staff as the supply of qualified railway maintenance personnel is largely limited to our employees and those of the MTR Corporation Limited (the “MTRC”). Although we are actively addressing this potential shortage in engineering and maintenance staff through early recruitment, intensive training and internal promotion, we cannot assure you that we will not encounter difficulties in the future in attracting and retaining qualified staff to successfully complete our infrastructure projects in a cost-effective and timely manner.

If we are unable to obtain the financing on reasonable terms to fund the substantial capital expenditures we expect incur, we may not be able to implement our planned projects.

We are currently in construction phase for a number of large-scale infrastructure projects, such as the West Rail Phase I and the East Rail Extensions. In addition, we will start incurring material capital expenditures in connection with the new Shatin to Central Link, which project cost is currently estimated to be at HK$30.3 billion, beginning in approximately 2004, when construction is expected to begin. The details on the capital expenditures related to the Shatin to Central Link are not final and even after the completion of the project agreement will be subject to change. We currently expect to finance the project from cash from operations, internal resources and new debt. We anticipate that we will need to expand our borrowings substantially to meet the project costs for the construction of the Shatin to Central Link. Given the fixed cost nature of our operations, we have in the past incurred, and may in the future incur, operating losses if our revenues do not adequately offset our capital expenditures. Our actual expenditures in connection with the project may exceed our planned expenditures due to a number of factors, including the following:

•	costs of related property development,

•	costs of equipment for our railroad network,

•	regulatory and construction problems,

•	the terms on which we finance our working capital and capital expenditure requirements,

•	delays in implementing the project or commencing operation of the project, and

•	the level of prevailing interest rates and foreign exchange rates.

We cannot assure you that additional financing will be available on satisfactory terms if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in a loss of revenues and limit the growth of our operations. For detailed discussion relating to our capital commitments and resources for capital expenditures, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Because we are undertaking significant US dollar denominated capital expenditures for our expansion and expect to finance a portion of the cost in US dollars, a devaluation of the Hong Kong dollar may increase costs associated with the capital expansion or the Hong Kong dollar cost to repay indebtedness.

While the Hong Kong dollar has been linked to the US dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that the Government will maintain the link between the Hong Kong dollar and the US dollar at this exchange rate or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditures, including purchases of equipment, denominated in US dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in US dollars or other foreign currencies would increase. Since substantially all of our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation and increase Hong Kong dollar interest expense on indebtedness in US dollars, reducing our operating and net income, and may make it more difficult to repay principal on our US dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

If the concept of a merger between us and MTR Corporation Limited which has been publicly discussed by Government officials who have proposed a feasibility study is implemented, it will have unknown effects on our business, operations, financial results and financing capabilities.

Several Government officials, including the Secretary for Treasury and the Acting Secretary for Transport, recently made public statements regarding the conduct of a feasibility study on a merger between us and the other mass transit railway operator in Hong Kong, MTR Corporation Limited (the “MTRC”). The MTRC is majority-owned by the Government. The study, according to the Government, will focus on the operational and financial viability of the merged entities. Because the Government only proposed the feasibility study on the merger recently and since details of the merger proposal and the feasibility study to be conducted are not available, it is difficult for us at this time to evaluate the possible impact on our business, operations, financial results and financing capabilities if the merger were to occur.

You may have difficulty enforcing judgments regarding the Notes you hold against us or our management outside the United States.

We are a statutory corporation established under the laws of a jurisdiction other than the United States. Most, if not all, of our Managing Board members and members of our management reside outside the United States. As a result, in connection with any claims you may have against us relating to the Notes or the indenture, it may be difficult or impossible to serve legal process on us, the members of our management or our respective experts, or to force any of them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against any of these parties, or to enforce a judgment of a foreign court regarding the Notes or the indenture against any of these parties in the United States.

Item 4.    Information on the Corporation

History and Development

Our legal and commercial name is Kowloon-Canton Railway Corporation. We are a statutory corporation, wholly owned by the Government. We were established in Hong Kong by the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong) (the “KCRC Ordinance”) on December 24, 1982 for an unlimited duration. We operate, extend and improve railways in Hong Kong.

We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the north-western New Territories and, in 1988, started to operate the Light Rail system.

The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for Transport may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer of the Corporation. The Chief Executive Officer was also appointed as a member of the Managing Board.

Our principal executive offices are located at KCRC House, 9 Lok King Street, Fo Tin, Sha Tin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Business Development

We are in the process of significantly expanding our rail operations by adding the West Rail Phase I and the extensions of our East Rail line. Moreover, we recently won the Government’s bid to build and operate a 17.1 km long new railway line including the fourth harbor crossing, the Shatin to Central Link. We expect to continue to devote a large percentage of our efforts in the next ten years to expansion of our rail network and monitoring project development. We also expect to substantially expand our borrowings to meet part of the project costs in connection with the construction of the Shatin to Central Link. Once completed, our revenue mix will change with the addition of new services, and our results of operations will reflect the initially higher depreciation, interest and greater operating expenses associated with operating the new systems. In addition, we expect that new property development and related management activities could affect our reported results of operations. These new activities present both opportunities and potential risks to us, and we expect our business expansion will result in substantial changes from our historical reported results of operations. As West Rail Phase I is not expected to commence operation until 2003, the three East Rail Extensions projects, Ma On Shan Link, TST Extension and Lok Ma Chau spur line, until 2004, 2004 and 2007 respectively, and the Shatin to Central Link until after 2008, the principal effects of these changes should not occur until 2004.

Capital Expenditures

We had HK$14,592 million (US$1,871.2 million) in capital expenditure in 2001, of which HK$12,780 million (US$1,638.9 million) was incurred for the construction of West Rail Phase I and East Rail Extensions. This included expenditures on detailed design, land acquisition, construction, and purchase of system and plant for West Rail Phase I and the East Rail Extensions. A further HK$104 million (US$13.3 million) was spent on the study of new railway projects, including the Kowloon Southern Link, Shatin to Central Link, Port Rail Line and a freight distribution center in mainland China. The remainder was spent on investments to increase passenger growth in the existing businesses and safety and environmental improvements. We financed our capital expenditures in 2001 by the equity injections from the Government, the export credit loan facilities with the Japan Bank for International Cooperation and the Export Development Canada (formerly known as the Export Credit Development Corporation of Canada), issue of long-term bonds in 1999 and 2000, and surplus cash from operations.

Our capital expenditures for 1999 and 2000 were HK$8,444 million (US$1,082.8 million) and HK$10,829 million (US$1,388.7 million) respectively, which were principally invested in West Rail Phase I, East Rail Extensions, refurbishment of existing rolling stock, purchase of new rolling stock and installation of the automatic train protection system. The capital expenditures in 1999 and 2000 were principally financed by the equity injections of the Government, the export credit loan facilities with the Japan Bank for International Cooperation and the Export Development Canada, and surplus cash from operations.

Our current capital expenditures for 2002 estimated at HK$15,606 million (US$2,001.3 million) include HK$8,243 million (US$1,057.1 million) for West Rail Phase I, HK$4,716 million (US$604.8 million) for East Rail Extensions, HK$505 million (US$64.8 million) for new East Rail rolling stock and HK$887 million (US$113.7 million) for Light Rail expansion and safety works. Since the construction of the Shatin to Central Link is not expected to begin until 2004, we will not incur significant capital expenditure for the project until then.

Business Overview

We operate a commuter railway linking the suburban areas of Hong Kong with the urban areas. Our main line is the 34-kilometer East Rail line, with a terminal at Hung Hom in Kowloon. It runs north through 11 stations reaching the boundary with Shenzhen at Lo Wu. This line carries about 799,000 passenger-trips a day with trains of 12 coaches long. It is a mass transit carrier with a peak hour frequency of 2.7 minutes. East Rail also operates intercity passenger services to Guangzhou on its own train and provides access for other intercity passenger trains running to and from 13 cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Our Light Rail system serves the north-west New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai. The system principally comprises tram-like vehicles which carry over 319,000 passenger-trips a day. We also carry cargo, primarily textiles, foodstuff, metal, paper, chemicals and livestock on East Rail, and have feeder buses in our Light Rail network area as well as to and from East Rail stations.

In 2001, our railway network carried a total of 409 million passengers, or an average of 1.1 million passengers per day, an increase of 0.7% over 2000. We supplement our railway revenues with revenues from property development, ownership and management, and commercial activities ancillary to our railway business, such as pay phones and mobile phone transceivers.

Since we are wholly-owned by the Government, our motivations in operating our services differ from private corporations, which would seek to maximize corporate profits. Nevertheless, under the KCRC Ordinance we are required to operate on prudent commercial principles. Our financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant and equipment, service and repay debt and earn a reasonable rate of return for the Government.

We have five core operating divisions: East Rail, Light Rail, Bus, Freight and Property. In addition, the West Rail, East Rail Extensions and New Railway Projects divisions are responsible for the planning and development of the West Rail Phase I, the East Rail Extensions, the Shatin to Central Link and new projects respectively. The following table sets out the revenue and operating profit/(loss) after depreciation and before net investment income and tax for each of our five operating divisions for the periods indicated:

	Year Ended December 31,
	1999		2000		2001
	Revenues	Operating Profit/(Loss)(1)	Revenues	Operating Profit/(Loss)(1)	Revenues	Operating Profit/ (Loss)(1)
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
East Rail	3,180	1,348	3,438	1,606	3,487	1,659
Light Rail	426	(159)	440	(116)	433	(123)
Bus	108	(11)	112	(11)	131	(10)
Property ownership and management(2)	609	390	642	455	658	415
Freight	103	(17)	99	(33)	88	(29)

Total	4,426	1,551	4,731	1,901	4,797	1,912

(1)	Operating profit/(loss) after depreciation and before net investment income, profit on property development, tax, and share of loss of associate.
(2)	Including recurrent property ownership and management revenues from the Property division such as leasing, rental, advertising and estate management, but excludes property development income.

Rail Operations

The Kowloon-Canton Railway opened in 1910 as a single-track steam-hauled passenger service from Kowloon to Guangzhou, which was formerly known as Canton. In the 1950s, steam locomotives were gradually replaced by diesel locomotives, although the frequency of services remained at approximately one train per hour in each direction between Kowloon and Lo Wu. East Rail was completely electrified and became double-tracked in July 1983.

Our main rail line, East Rail, is a mass transit commuter rail line linking suburban areas along the north-eastern corridor of the New Territories to the Kowloon urban area. The East Rail also provides cross-boundary passenger services to Shenzhen in mainland China, and rail linkage over railways in mainland China further north to 13 cities in mainland China, including Dongguan, Guangzhou, Shanghai and Beijing. In October 1998, we commenced construction of West Rail Phase I, which will link the north-western New Territories to the Kowloon urban area. Two of the three East Rail Extensions projects, the Ma On Shan Link and the TST Extension were authorized by the Government in October 2000. Contracts have been awarded and construction has begun in the first quarter of 2001.

Current East Rail Passenger Services

The East Rail line is a 34-kilometer railway with 13 stations. Passenger services on the East Rail are provided by electric multiple unit trains of 12 car lengths. East Rail operates 32 12-car trains in 2001. With an average daily service of 527 trains per day in 2001, our performance indicators such as punctuality rate of 99.7% and ticketing equipment availability rate of 99.9% in 2001 all exceeded our internal performance targets and published performance pledges.

In 2001, our East Rail operations accounted for 72.7% of our total revenue from operations and 86.8% of our operating profit before net investment income and tax. Domestic passenger ridership increased from 204 million in 2000 to 205 million in 2001 and cross-boundary passenger ridership increased from 84 million in 2000 to 87 million in 2001. For 2001, total passengers carried increased 1.4% to 292 million compared to 2000. Peak days for cross-boundary ridership are very often associated with leisure trips. The observed ridership during weekends and the days before and after the public holidays were 15 to 35% higher than the annual daily average of 236,800 in 2001.

The East Rail division is responsible for operating local, as well as cross-boundary, passenger services between Kowloon and Lo Wu. Our East Rail also operates through-train services to Guangzhou on our double deck “Ktt” train and provides access for other intercity trains running to and from 13 cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Through-train services allow passengers to go through customs and immigration processing of Hong Kong prior to boarding rather than de-boarding or interchange at the boundary between Hong Kong and mainland China. Seven trains run between Kowloon and Guangdong in each direction per day of which two are our “Ktt” train. Guangzhou Railway (Group) Corporation and other railway operators in its group operate the other five trains. On June 28, 2001, we launched the Dongguan holiday through-train in response to the strong demand for through-train services to Dongguan. Dongguan is one of Guangdong province’s rapidly developing areas. This service is provided on the evening of every Friday, Saturday and Sunday as well as on public holidays.

Through-train services began to operate between Kowloon and Beijing, and between Kowloon and Shanghai in May 1997. The Beijing and Shanghai Railway Administrations respectively operate these intercity trains, with one train operating to either destination on alternate days. On October 21, 2001, journey times for Beijing and Shanghai through trains were reduced to 27 hours and 24 hours from 28 hours after the tracks were upgraded. A new destination, Shijiazhuang, was added to the Beijing-Kowloon through-train route, and it has been in service since November 1, 2001. We engage in joint ticketing service with railway operators in mainland China, and share the revenues and costs of these services based principally on the distance travelled by the trains on the respective railways.

To improve operations, we installed an automatic train protection system in 1998, that has enhanced the safety protection of running trains and increased line capacity by 20% from 20 to 24 trains per hour per direction.

To cater for the expected growth of morning peak hour southbound passengers using the East Rail upon completion of the new Ma On Shan Link in early 2004, we are upgrading our signaling system to automatic train operations system. This system will further increase our line capacity from the existing 24 to 27 trains per hour per direction. The work on signaling upgrade was started in 2001 and is expected to be completed by end of 2002. We attained a 15% increase in carrying capacity of our East Rail trains upon completion of the refurbishment of our electric multiple unit trains in December 1999. The additional rolling stock, which is expected to further increase carrying capacity by 28%, began arriving in March 2001. After a series of tests and trial runs, the first new 12-car train commenced operation on September 5, 2001. A total of three trains had been commissioned as of December 31, 2001. The remaining five new trains will commence operation on our East Rail in early 2002.

We plan to continue our section by section track replacement program, install noise barriers on selected sections of our line and make improvements to selected stations. We expect to complete noise barriers in 20 sites by June 2002. The planning of two more sites, namely Wo Liu Hang in Fo Tan and Sheung Shui station, is in progress.

In the past few years, we carried out a number of station improvement projects to increase the floor areas, construct new entrances and install/upgrade the facilities at Hung Hom, Mong Kok, Fo Tan, University and Fanling stations with a view to increasing the passenger handling capacities to meet the growing passenger demands. The design and construction of a new Kowloon Tong station underground concourse as well as a new subway link to the existing MTRC station began in 2001, and the work is scheduled for completion by 2003.

In view of the capacity shortfall at the departure hall of the Lo Wu station, we completed a Lo Wu contra-flow project in early 2000, which helped to streamline the passenger movements from the platform ticket gates to the departure hall. In 2001, we opened up a new access to the departure hall to further enhance the effectiveness of the contra-flow operations. Since a large portion of the cross-boundary passengers carried bulky luggage, we have also planned to replace all the existing tripod turnstiles type ticket gates at Lo Wu Station with “flap” gates by end 2003. Upon the completion of the ticket gates replacement works, we expect that the ticket gate throughput could be increased by 50%.

With mainland China’s accession to the World Trade Organization in November 2001 and the opening of Disneyland in Hong Kong by 2005, we expect that the number of travelers visiting Hong Kong from mainland China will increase dramatically and, accordingly, the Lo Wu station will experience unprecedented upsurge in passenger flow. Therefore, in addition to the above-mentioned committed improvement works, we have commenced a new improvement project at Lo Wu station in early 2002 to construct new infrastructure and to introduce new operational initiatives to radically remodel the existing station operations. With the completion of this project in early 2004, it is expected that the improved terminal facilities could enhance the quality of travel for our local and foreign travelers.

Regarding the automatic revenue collection system, we have placed orders for more user-friendly multi-ticket touch-screen machines to replace the existing ticket vending machines. We expect that these new machines can enhance both the reliability and transaction process of our automatic revenue collection system, and thus increase our customers’ satisfaction. Moverover, we have introduced special features with voice announcement to cater for the need of the visually impaired passengers. The installation of the new ticket vending machines is expected to be completed by end of 2003.

East Rail has maintained a market share of more than 50% of the domestic passenger market for travel between the north-eastern New Territories and urban Kowloon. Our market share dropped slightly from 51.9% in 2000 to approximately 51.2% in 2001. For the cross-boundary market, East Rail’s share dropped slightly from 77.7% in 2000 to approximately 76.8% in 2001. While East Rail faces competition from bus routes in the Shatin-Tai Po sector, we believe that our East Rail service is generally regarded as safer and more reliable, factors which give it a competitive advantage compared to bus services.

The Financial Secretary of Hong Kong announced in March 1999 that the Government will implement a boundary facilities improvement tax for the four boundary crossings by land from Hong Kong to mainland China, similar to the departure tax currently imposed on departures by air or sea. The Government has announced its intention to implement this tax before the end of March 2004 and the assumed tax level of HK$18. Since a boundary facilities improvement tax will increase the cost of crossing the boundary from Hong Kong to mainland China for our East Rail passengers, it may have a negative impact on our ridership compared with other modes of transportation. However, the degree of impact will depend on the actual level of the tax.

As Lo Wu is in a restricted area near the boundary between Hong Kong and mainland China, to which KCRC has exclusive access on the Hong Kong side, we have enjoyed the benefits of increasing cross-boundary traffic over recent years. Lo Wu, directly across the boundary from Shenzhen, is the more convenient boundary crossing for travelers to Shenzhen on business or for retail shopping, a leisure activity for Hong Kong residents that has seen an increase in popularity in recent years.

Travelers in buses, tour coaches and private cars cross the Hong Kong-China boundary at Lok Ma Chau, which is located to the west of Shenzhen. In 2001 the daily patronage of through-trains was 5,837 passengers, an increase of 9% compared to 2000. The number of passengers travelling to mainland China on through-trains has been on the rise over the past two years. Cross-boundary traffic increased more than 3% in 2001 compared to 2000. The number of passengers travelling to Lo Wu, and onward to mainland China by other means of transport, has increased by 3.4% in 2001 compared to 2000. We are able to charge a premium fare on passengers travelling to Lo Wu. The current fare from the Hung Hom terminus in Kowloon to Sheung Shui (the last station before Lo Wu) is HK$9 one way, compared to the fare of HK$33 from Hung Hom to Lo Wu. We believe this combination of increased traffic and ability to charge a premium fare for travel to Lo Wu has resulted in revenue growth on East Rail of 1.5% in 2001 compared to 2000 despite the economic downturn.

A market study conducted by Marketing Decision Research (Pacific) Limited in November 2000 had revealed that there was around 5% suppressed demand during weekends and public holidays as a result of congestion at Lo Wu terminal. Customs and immigration authorities on the Shenzhen side of the boundary are trying to alleviate the situation by making improvement works expected to be completed in 2002 to increase their exit processing capacity from 16,000 to 24,000 passengers per hour. On the Hong Kong side, the Government has decided to increase the number of immigration counters in Lo Wu terminal. We have plans to widen the passageways and waiting areas in the station concourse, improve public amenities, build a new train platform, and upgrade another three existing platforms to free up passenger flows by segregating northbound and southbound passengers. This project is scheduled to begin in 2002 and be completed by early 2004.

The Government extended the boundary opening hours by 30 minutes effective December 1, 2001. Although these interim measures will alleviate some of the congestion at Lo Wu terminal and help us to recapture market share, long term relief (particularly during weekends and public holidays) will not occur until the Lok Ma Chau spur line opens, which we expect will be in 2007 at the earliest. For the next five years the Corporation can expect to see a lower rate of annual growth than has been the norm for the cross-boundary market prior to 2000 as set forth below.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger trips	Year on year Growth (%)
1995	117,863	6.6
1996	130,157	10.4
1997	152,228	16.9
1998	178,802	17.4
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4

West Rail Phase I

In December 1991, the Government engaged consultants to carry out an initial railway development study to investigate and establish a railway development program up to 2011. This study was completed in 1993. Based on the findings of the study and taking into account views expressed by members of the public, the Government formulated and announced a formal railway development strategy in December 1994. The strategy provided a broad framework for the development of Hong Kong’s railway network and identified three priority projects for early implementation, namely the West Rail Phase I and the Ma On Shan Link by the Corporation and the Tseung Kwan O extension by the MTRC.

In January 1995, the Government invited us to submit a proposal to design, construct, finance and operate West Rail as one of the priority projects recommended in the railway development strategy. West Rail is designed to resolve the long-standing transport problems for residents in the north-western New Territories by providing a direct link with urban Kowloon. The population of the north-western New Territories is projected by the Government to grow from approximately 830,000 in 1996 to 1,430,000 in 2011. In response, we submitted a detailed feasibility study to the Government in November 1995. In December 1996, the Government announced that the West Rail route proposed by us should be adopted and that the proposal should be implemented in two phases. Phase I, which comprises 30.5 kilometers of domestic passenger line linking west Kowloon with Tuen Mun in the western New Territories, will be built first. Phase I may be followed at a later date by Phase II, which would connect West Rail Phase I from Kam Tin to Lok Ma Chau, Sheung Shui and Lo Wu, and to provide the cross-boundary passenger and freight services with west Kowloon. Phase II may be replaced by Northern Link which would join East Rail and West Rail Phase I at the northern section, see “Item 4. Information on the Corporation—Potential Rail Development Projects.”

We signed the project agreement for West Rail Phase I with the Government in October 1998. This agreement provided the basis for the project to progress from the technical study stage to the detailed design and construction stages, and the system is expected to commence operations in late 2003. This agreement further provides that the source of financing for West Rail Phase I would comprise equity contribution from the Government of HK$29 billion, our internal funds to be accrued from property development profits in respect of East Rail and Light Rail property developments, and commercial financing for the balance of the total project cost.

Based on the prices of contracts so far awarded, tender prices known to date and current estimates of land acquisition costs, the projected total project cost as of December 2001 for West Rail Phase I is HK$46.4 billion. Contracts we have awarded and tendered as of December 31, 2001 represent approximately 92% of the total revised estimated construction costs of approximately HK$39.8 billion, which excludes estimated land acquisition and financing costs of HK$6.0 billion and HK$0.6 billion, respectively.

In total, the construction of West Rail Phase I requires 284 hectares of Government land and 98 hectares of private land. The Government is responsible for acquiring the private land required for the construction of West Rail Phase I. After the Government has agreed with and paid compensation to the owners of the private land, we will reimburse the Government for the compensation and other related costs for acquiring the private land. Most of the private land was cleared and transferred to us by the end of June 1999. Acquisition of the four remaining parcels of land was substantially completed in 2000.

We have assembled an in-house team of experienced infrastructure project specialists to undertake the project development and management of West Rail Phase I with a view to optimizing project design and implementation, control costs and ensure West Rail Phase I is completed on time and within budget. Many of the team members were recruited from other major infrastructure developers in Hong Kong. They have longstanding experience working as a team and have established strong relationships with government departments and international contractors, who have had significant presence in the construction of large scale infrastructure projects in Hong Kong.

We believe that our tendering and contract procurement procedures for West Rail Phase I follow fair, open and competitive tendering practices that mirror those of the Government and conform with the World Trade Organization’s Agreement on Government Procurement. Our contracts for West Rail Phase I can be separated into two main categories, civil construction contracts and operating systems contracts. The civil construction contracts include two design/build contracts covering the tunnel sections and 17 construction-only contracts relating to the remainder of the line segments, railway stations, office building and the depot. There are approximately 36 major contracts for the design, supply and installation, testing and commissioning of railway operation systems, including signaling, traction power, telecommunications, control systems, automatic revenue collection, platform screen doors, permanent way, escalators, lifts, rolling stock, tunnel ventilation, signs and advertising facilities, and spares and equipment.

Recently, the Managing Board commissioned a review of payments to contractors for the West Rail Phase I, which addressed, among other things, the Corporation’s tender evaluation, and contractual performance and monitoring systems with particular focus on three contracts. The review was undertaken by the international firm of accountants, Ernst & Young. Ernst & Young established that while there were some areas where improvement could be made in respect of the Corporation’s monitoring and management procedures, the detailed systems for management of the West Rail Phase I appeared to be of a high standard and reflected current industry norms and practice. The Managing Board has adopted the recommendations proposed by Ernst & Young.

West Rail Phase I and the East Rail Extensions are designed to be compatible with each other to facilitate future linkage of West Rail with East Rail. As an illustration, the new rolling stock ordered from the Itochu-Kinki-Kawasaki Consortium for the projects will be identical and the electric voltage is the same for the two operating systems. However, the signaling systems are different and some modification would have to be made for the two rail lines to be completely compatible.

East Rail Extensions

Ma On Shan Link and Tsim Sha Tsui Extension

In June 1998, in response to the Government’s invitation, we forwarded our proposals to the Secretary for Transport for the construction and operation, as a combined project, of the 11.4-kilometer link between Ma On Shan and Tai Wai station (the “Ma On Shan Link”) and the one-kilometer extension of East Rail from Hung Hom to Tsim Sha Tsui (the “TST Extension”). This submission was followed by the Government’s invitation to undertake detailed design with a view to completing the TST Extension and the Ma On Shan Link in 2004. The Ma On Shan Link will extend the East Rail from Tai Wai to Ma On Shan, with stations along several large residential complexes, including City One, Chevalier Garden and Heng On. As is the case with West Rail Phase I, each station has been designed to have passenger transport interface with buses, minibuses and taxis. The Shatin and Ma On Shan area to be served by East Rail and Ma On Shan Link had a population of 586,000 in 1996 and is expected to grow to about 690,000 by 2011. The Ma On Shan Link and the TST Extension are viewed as a combined project, in part, because the TST Extension will become critical as an alternative interchange into the Mass Transit Railway of the MTRC to relieve the current dedicated Kowloon Tong interchange, which is expected to overload in capacity when the Ma On Shan Link comes into operation. Preliminary work in assessing any environmental impact and in defining land requirements commenced in late 1998.

Notices to the public, as required by statute, in respect of the Ma On Shan Link and the TST Extension were published on March 26, 1999 and April 30, 1999, respectively, and a number of objections were received from interested parties. Under the KCRC Ordinance, objections must be addressed and the proposals must be approved by the Chief Executive before they can proceed.

We submitted an environmental impact assessment for Ma On Shan Link to the Environmental Protection Department in August 1999. The Environmental Protection Department approved the environmental impact assessment for the Ma On Shan Link and granted an environmental permit in January 2000. For the TST Extension, we entered a public consultation period, which was completed on March 23, 2000. The Environmental Protection Department approved the environmental impact assessment for the TST Extension and granted an environmental permit in May 2000.

Of the estimated HK$27.5 billion in aggregate costs for the East Rail Extensions, we expect HK$22.8 billion will be construction costs, HK$1.4 billion will be land acquisition costs, and HK$3.3 billion will be financing costs. In May 2000, the Finance Committee of the Legislative Council announced its approval of an equity injection of up to HK$8.5 billion by the Government to build the Ma On Shan Link and TST Extension; and, in October 2000, the Chief Executive of Hong Kong approved both railway proposals. We expect to design and complete the construction of the Ma On Shan Link and the TST Extension in order to bring them into operation by 2004.

Four of the eight civil construction contracts were awarded in November 2000. With a combined total value of about HK$4.1 billion, three of the contracts were for the construction of the 11.4-kilometer Ma On Shan Link and the other contract was for the modifications that will be needed on the existing Hung Hom station prior to the construction of a short underground extension from Hung Hom to Tsim Sha Tsui. The other four civil construction contracts were awarded in early 2001. The civil construction contract for the Tai Wai depot was awarded in January 2001 and three civil construction contracts for the TST Extension were awarded in March 2001. Nine major railway system contracts were awarded at a combined value of about HK$2.1 billion in 2000 and 2001. All contract awards were made through an open tendering process, which we believe to be in line with the World Trade Organization’s Agreement on Hong Kong Government Procurement.

We are engaged in ongoing negotiations with the Government relating to the terms of the project agreement for the Ma On Shan Link and the TST Extension. The negotiations are in an advanced stage and it is anticipated that agreement will be reached during the third quarter of 2002. We have discussed the grant to us by the Government of property development rights to four sites on the Ma On Shan Link alignment above Tai Wai station and depot, Ma On Shan and Sha Tin Tau stations and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance depot. If such development rights are granted, we would expect that third party developers would fund the costs of property development, which are expected to comprise primarily residential developments. We would not expect any property development rights to generate any profits until some time between 2004 and 2007. We and the Government have agreed in principle that any property development profits from these sites in excess of a specified amount would generally be distributed to the Government as extraordinary dividends. While the final terms of the project agreement are not certain, they will however broadly follow the West Rail Phase I project agreement and would be subject to approval by the Hong Kong Government Executive Council.

Lok Ma Chau Spur Line

To relieve the pressure on the Lo Wu station at the boundary with mainland China, where East Rail’s current capacity of approximately 80,000 passengers per hour exceeds the current immigration processing capacity, the Government invited us to deliver proposals for the construction and operation of the 7.4-kilometer Lok Ma Chau spur line from Sheung Shui station on the East Rail line to Lok Ma Chau station at the boundary with mainland China. We submitted our proposal for the Lok Ma Chau spur line to the Government in March 1999.

The Government published statutorily-required notices in respect of the proposal for the Lok Ma Chau spur line in October 1999. In June 2000, the environmental impact assessment report for the Lok Ma Chau spur line was released for public consultation. The report, however, was rejected by the DEP in October 2000, resulting in the Director refusing to issue an environmental permit. In accordance with the Environment Impact Assessment Ordinance, we lodged an appeal against the DEP’s decision in November 2000. The appeal board, however, found in favor of the DEP.

As a result of the appeal board’s decision, we announced a revised tunnel and viaduct scheme for the Lok Ma Chau spur line in September 2001. We submitted a new environmental impact assessment report to the DEP on November 30, 2001, and it was approved with conditions by the DEP. In March 2002, we submitted an formal application for an environmental permit which was subsequently issued by DEP in April 2002. As required by the environmental permit, we will set up an environmental committee before construction commences to oversee the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

On June 14, 2002, the Chief Executive of Hong Kong approved our proposal for the Lok Ma Chau spur line. Construction of the Lok Ma Chau spur line is expected to start in the fourth quarter of 2002 for completion in 2007. The 7.4-kilometer Lo Ma Chau spur line will be funded by the Corporation at a cost of approximately HK$10 billion in 2002 prices.

Light Rail Services

Our Light Rail system commenced operation in September 1988 and comprises 31.75 kilometers of double track with 57 stops. It is a regional mass transit system utilizing vehicles which are similar to trams on track which runs parallel to public roads. In 2001, Light Rail vehicles recorded a punctuality rate of 99.0% and a ticket equipment availability rate of 99.9%, which equaled or exceeded our internal performance goals. The system operates within the area of Tuen Mun, Yuen Long and Tin Shui Wai in the north-western New Territories, providing an integrated transport system with eight Light Rail routes, six feeder bus routes, six auxiliary routes and two special bus routes linking various districts. The six auxiliary routes are bus routes that supplement the Light Rail and to which the integrated fare system is not applicable. The two special bus routes are stand-alone routes which charge a separate fare and to which the integrated fare system is not applicable. As of December 31, 2001, the Light Rail system had 119 light rail vehicles. The Light Rail vehicles carried an average of 319,500 passenger-trips a day. The Light Rail division accounted for 9.0% of revenues and had an operating loss in 2001.

Light Rail has operated at a loss since the commencement of operations in 1988. The two principal factors contributing to lower than expected ridership are slower population growth in the north-western New Territories than originally projected by the Government (and therefore lower than expected passenger ridership) and the partial relaxation of KCRC’s mass transit monopoly in the Light Rail operations area from 1993, when the Government removed the boarding and alighting restrictions on franchised bus operators for internal trips in the area. Light Rail also faces competition from other modes of transport such as minibuses and taxis.

In 2001 Light Rail faced keen competition from other modes of transport in the north-western New Territories. As a result of this and the sluggish economy, revenue was down slightly by 1.6% to $433 million. Despite these challenges, Light Rail maintained a strong market position, capturing a 66.1% share of the north-western New Territories public transport market in 2001, a small decrease from 67.6% in 2000. For 2001, we experienced a 1% decrease in passengers carried on the Light Rail from 2000. In the longer run, we will link Light Rail with West Rail Phase I when the latter comes into operation. In 2001 detailed design continued on a HK$2.3 billion project that will enable Light Rail to integrate efficiently with West Rail Phase I when it opens for service in 2003. The project includes a 1.7-kilometre extension to Tin Shui Wai New Town, a 2.7-kilometre extension to Tin Shui Wai North, the installation of a new signaling system for the existing network and the new extensions, and grade separation at three Light Rail road junctions in Tuen Mun. All construction contracts relating to this project have been awarded and Light Rail took the first step in its transformation into a feeder service for West Rail with the start of construction on a route extension and other improvement projects. Integration of the two railway networks directly linking the north-western New Territories to the Kowloon urban area is expected to enhance the competitiveness of Light Rail over other modes of transport in the region, and, we believe, will constitute a key factor in improving the profitability of the Light Rail operations in the medium to long term.

In 2001, we began work on Light Rail’s platform announcement system to improve the clarity and quality of the announcements. Other service enhancements made during 2001 included modifying Octopus smart card processors to allow passengers to obtain more information about their cards; upgrading the existing in-train announcement system to enable Light Rail route numbers to be broadcast inside train compartments, deploying additional Light Rail vehicles on busy routes to increase Light Rail’s carrying capacity; arranging for more platform assistants on platforms to maintain order and passenger safety; and stationing greater numbers of traffic control staff at stops to help regulate train service and maintain communication with the Operations Control Centre.

Shatin to Central Link

In July 2001, in response to the Government’s invitation, we submitted a proposal for the design, construction, financing and operation of a new 17.1 km railway line from Shatin to Central (the “Shatin to Central Link”), including ten stations and a fourth harbor crossing. The MTRC submitted a competing bid for the same project.

On June 25, 2002, the Government announced that we had won the bid to build and operate the Shatin to Central Link. In our bid proposal, the Shatin to Central Link will be connected with the Ma On Shan Link at Ma On Shan, allowing passengers from Ma On Shan to travel to and from Central without interchange and passengers traveling on the East Rail to interchange with this new line either at Tai Wai or Hung Hom. In addition, our bid proposal also includes a major reconfiguration of the Hung Hom station so that it will become a hub for our passengers traveling on the West Rail and the TST Extension to interconnect with the East Rail.

Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, of the current total estimated project cost of HK$30.3 billion, we expect that HK$25.2 billion will be construction costs, HK$1.0 billion will be land acquisition costs and HK$4.1 billion will be financing costs. While the details on the capital expenditures related to the Shatin to Central Link are still being negotiated and are subject to change, we expect to finance the project from cash from operations, internal resources and new debt.

In the next few months, we will negotiate the details of this new rail project with the Government and expect to finalize the definitive terms in a project agreement to be executed in early 2003. Subject to the terms of the final project agreement, construction is expected to begin in 2004 following detailed environmental impact studies and design processes. While the project completion date was originally scheduled to be around 2008, currently we are reviewing the construction program with the Government in light of the delay in the Government’s decision on the bid.

Bus Services

We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system in the north-western New Territories and to our East Rail line. We operate one East Rail feeder bus route and 14 Light Rail feeder bus services and residential and express routes, three of which are interim bus routes put into service in the Tin Shui Wai North in November 2000. Our bus operations accounted for 2.7% of revenues with an operating loss in 2001.

The current bus fleet consists of 129 vehicles: 90 air-conditioned buses, 22 of which are new air-conditioned double-deck buses delivered in the last quarter of 2000 and 39 non-air-conditioned buses.

We are not entitled to charge fares on our feeder bus services for East Rail but may charge for bus services operating in certain areas in the north-western New Territories. We entered into a commercial agreement with Kowloon Motor Bus in May 1999 to run some of our feeder bus routes to Tai Po, Shatin and Fo Tan. At present, there are seven such routes. This arrangement enables us to generate revenues (from fares charged by Kowloon Motor Bus) from passengers who do not use the bus services to connect to East Rail and, by indirectly benefiting from fuel tax concessions given to franchised bus operators such as Kowloon Motor Bus, to reduce costs.

The number of passenger trips on our buses, not including the seven feeder routes for East Rail, was 20.8 million, or a daily average of 57,800. This represented an increase of 25.9% over 2000. Of these trips, 18.3 million were made on Light Rail feeder routes, an increase of 35.6% over 2000, and 2.5 million were on residential and express routes, a decrease of 13.8%. As a result of the substantial increase in bus patronage, the market share of our buses in the north-western New Territories increased from 6.2% in 2000 to 9.0% in 2001. During the year bus revenue grew by 17% to HK$131 million, an increase of HK$19 million when compared with 2000.

Freight Services

Freight services, operating on the same track as East Rail passenger services, convey cargo by rail between Hong Kong and mainland China. We carry three main types of cargo:

(1)  livestock;

(2)  breakbulk, which comprises mainly textile fibres, foodstuffs, metals, paper and chemicals; and

(3)  containers.

The Freight Department now operates container services to a total of 41 cities and breakbulk services to a total of 55 cities in mainland China. The Freight Department accounted for 1.8% of revenues and had an operating loss in 2001.

Rail-borne freight, both breakbulk and containerized, either originates in Guangdong Province or reaches Guangdong Province mainly from the interior provinces of mainland China. From Pinghu in mainland China, rail-borne freight is distributed to Yantian, Shekou in Guangdong and Hong Kong. Yantian and Shekou, which are container terminals near the boundary in mainland China, are potential competitors to Hong Kong transshipment services if Chinese exporters choose to export through these ports as they offer lower terminal handling charges than Hong Kong. However, the lack of infrastructural support compared to Hong Kong make these ports comparatively less attractive to shippers, although such ports are becoming more competitive.

The livestock freight service is a regular and longstanding business for us but carries a low margin, and there is a general market trend away from breakbulk freight services and in favour of containerized freight services, which are more attractive to customers. Our container rail freight business is growing steadily in line with this trend. China’s Ministry of Railways has designated container shuttle services as a priority service for railways within mainland China. Furthermore, the Chinese government has in recent years targeted its economic development plans for the interior provinces such as Sichuan and Kunming. We see opportunities to grow our container freight services to the Pearl River Delta and the interior provinces of mainland China and are exploring setting up a freight-forwarding joint venture in mainland China. We envisage that the joint venture would have the right to issue bills of lading and to effect transactions in mainland China to reduce intermediary costs and improve cross-boundary services to customers.

New Container Freight Station warehouse services were introduced in July 2000 to improve the handling of southbound and northbound less-than-wagon-load and less-than-container-load rail-borne cargo. We offer such less than full load services to ten cities in mainland China.

To improve efficiency, financial control and customer service, the Freight Department began integrating all of its electronic freight business systems in 2001. It also adopted Tradelink, Hong Kong’s electronic data interchange system for trade documentation, and worked with Hong Kong’s Customs & Excise Department towards the development of a future electronic trade manifest system for rail-borne cargo.

A new container shuttle service between Hong Kong and Dongguan has been scheduled to be introduced in 2002 as a result of the joint planning efforts of the Guangzhou Railway (Group) Corporation, Guangshen Railway Co. Ltd., mainland customs units and KCRC in 2001.

We intend to build up competitively priced point-to-point rail-borne freight services between mainland China and Hong Kong. We submitted proposals to the Government with respect to railway projects and enhancements. These proposals included a dedicated freight railway tunnel running from Tai Wai directly to the Kwai Chung Container Terminal in Kowloon. This proposed Port Rail Line and Terminal was included as a project for development by the Corporation in the Government’s Railway Development Strategy 2000, which was announced in May 2000. In order to develop this extension to our East Rail system, we were invited to explore in more detail how the project would be implemented with the Government rendering full support in its planning and implementation. In addition, the proposed establishment of a freight storage, cargo consolidation and distribution center at Pinghu in mainland China, 19 kilometres north of the Hong Kong/mainland China boundary should improve business prospects for our freight operations significantly. In 2001, Preliminary Project Feasibility Studies on the Port Rail Line and Pinghu Freight Distribution Centre commenced. These projects were included in as one package in a list of six target projects identified by a study commissioned by the Port and Maritime Board into what actions are required to strengthen Hong Kong’s role as the preferred international and regional transportation and logistics hubs. Preliminary project feasibility studies on the Port Rail Line and the Pinghu freight distribution centre will be completed in 2002.

Pricing of Rail Services

Under the KCRC Ordinance, KCRC is empowered to determine fares for our passenger services and charges for freight and other services. Our Managing Board reviews fares on an annual basis. The Managing Board exercises this power independently of the Government, taking into consideration a number of factors, such as increases in operating costs, financing of maintenance and improvement programs, our ability to raise and service debt, the prevailing rate of inflation, competition and affordability of price increase. Although he has never done so and is not involved in our Managing Board’s determination of fares, the Chief Executive of Hong Kong may, if he considers the public interest so requires, exercise his power to direct us to take any action in respect of fares contrary to prudent commercial principles. If the Chief Executive of Hong Kong were to so direct, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government in respect of that direction. The annual fare review involves marketing studies, passenger and public surveys and consultation and communication with interested parties. We also consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision.

From 1998 to 2001, we did not increase the fares on our passenger transport networks. Although planned fare increases were announced in June 2001, its implementation was postponed by a decision of the Managing Board in February 2002. The fare increase would have represented an overall weighted average increase of 3.1%. This decision was taken by our Managing Board after careful consideration of many factors which included the maintenance of competitiveness with other mass transit providers, which in general did not increase fares, and the hardship our passengers were experiencing as a result of the prevailing economic situation in Hong Kong.

The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index, average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	1997	1998	1999	2000	2001
Annual average passenger fare increase (%)
East Rail(1)	6.40	0.00	0.00	0.00	0.00
Light Rail	7.60	0.00	0.00	0.00	0.00
Increase/(decrease) in CPI(2) (%)	5.70	2.60	(3.30)	(3.00)	(1.70)
Average fare revenues per passenger carried (HK$)
East Rail(1)	9.89	10.74	11.29	11.65	11.66
Light Rail	3.10	3.56	3.58	3.59	3.56
Increase/ (decrease) in average operating costs(3) per passenger carried (%)
East Rail(1)	2.06	8.76	(2.07)	(4.01)	(1.54)
Light Rail	1.12	10.00	0.76	(3.26)	2.07

(1)	Excluding through-train.
(2)
Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditures of HK$4,500 to HK$18,499 in 1999/2000, broadly equivalent to HK$4,400 to HK$18,100 at 2001 prices. The index in 2000 is adjusted since the expenditure weights for compiling the 1999/2000-based CPI series are based on the household expenditure patterns obtained from the Household Expenditure Survey conducted during October 1999 to September 2000. Source: Census and Statistics Department of the Government.

(3)
The average operating costs per passenger carried are derived before depreciation and net investment income/(net borrowing costs). Retrospective adjustments to figures for 1997 to 1999 have been made to include the cost of feeder bus in the operating costs of East Rail and Light Rail.

The introduction of Octopus Smart Card payment system in September 1997, now used by over 75% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. For East Rail, the Octopus Smart Card is now used by approximately 89% of our passengers. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, formerly known as Creative Star Limited, in which we own a 22.1% interest. Octopus Cards Limited’s other shareholders include other public transport carriers such as the MTRC and franchise bus operators. Acceptance by our passengers of the Octopus Smart Card has been higher than expected. The system has been highly reliable, with an average malfunction rate of one in approximately 4,600 transactions, a significant improvement over the common stored value ticket system malfunction rate of one in approximately 2,500 transactions. We believe implementation of the Octopus Smart Card has reduced congestion at entries into stations and lowered maintenance costs for the entry gates. Other improvements over the common stored value ticket system include lower administrative costs and lower incidences of damaged cards.

Potential Rail Development Projects

Since the completion of the initial railway development study by the Government in 1993, the planning context within which the study was conducted has changed significantly. The changes which will have the greatest impact on future railway development are the higher population projections in the light of the 1996 Population By-Census, the development of strategic growth areas in the northern New Territories, reduced reclamation and hence development in the inner harbour areas, the replacement of port facilities on North Lantau Island by the Disney Theme Park and the continuing growth in cross boundary passenger traffic. As a result of these changes, the Government identified a need to undertake a further railway development study in order to formulate a clear, coherent and comprehensive strategy for an efficient, safe, reliable and commercially viable rail system. As a result, the Government commissioned the preparation of the second railway development study in March 1998. The second railway development study was commissioned to re-examine the rail proposals recommended in the first railway development study, investigate other new proposals and recommend a railway system which is designed to relieve bottlenecks in the existing railway system, facilitate timely accessibility to strategic growth areas for housing and economic development and stimulate further developments along rail corridors, and meet cross-boundary passenger and freight demands and ensure increased compatibility and integration with the railway systems in mainland China.

In May 2000, the Government unveiled its second railway development study. This blueprint outlines future railway development for Hong Kong leading up to 2016. The projects with the highest priority include the five projects listed below.

•
The Kowloon Southern Link, which would connect the southern ends of TST Extension and West Rail Phase I via Tsim Sha Tsui, the business district of the Kowloon Peninsula. The Government invited us to submit a proposal to plan, build operate and finance the Kowloon Southern Link. We submitted a proposal for the Kowloon Southern Link to the Government in July 2001.

•
The Shatin to Central Link, which would extend our network across the harbor to Hong Kong Island to create a fourth harbor crossing. The Government invited us and the MTRC to submit project proposals. In July 2001, we submitted a project proposal to the Government for the design, construction, operation and financing of this project. On June 25, 2002, the Government announced that we won the bid to build and operate the Shatin to Central Link which is scheduled for completion no sooner than 2008.

•
The Port Rail Line, which would provide a direct freight rail link via East Rail between the mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port. This line, which forms part of our rail freight development strategy, is currently undergoing further study by us with a view to putting forward proposals for implementation to the Government.

Two additional railway lines under consideration by the Government will proceed at a later date:

•
The Northern Link, which would join East Rail and West Rail Phase I at the northern section. It will provide a much needed railway corridor between the north-east and north-west districts of the New Territories, as well as connection to Lok Ma Chau and Lo Wu stations for cross-boundary passengers. It will open up a new corridor for new strategic growth areas now under study by the Government and promote rail for cross-boundary travel. The likely completion timing for the Northern Link is between 2011 and 2016.

•
The Regional Express Line, which would be an express rail link for suburban and intercity train services between Hong Kong and mainland China from the proposed Mass Transportation Center in Hung Hom. This new line will potentially permit journey times of under 15 minutes through Hong Kong and just over 1 hour to Guangzhou in mainland China. Its implementation timing depends on cross-boundary traffic build-up and the integration of the economic activities between Hong Kong and the Pearl River Delta.

Property Development and Management

Our Property division consists of two departments, the first dealing with projects along East Rail, Light Rail, the East Rail Extensions and West Rail Phase I, and the second with leasing and property management. The Property division aims to maximize the use of railway land by developing properties jointly with property development companies and to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or close to railway stations and depots remain in high demand due to the access to public transport systems. In 2001, property-related operations accounted for 13.8% of total revenues from operations (excluding non-recurrent profit from property development of HK$24 million) and 18.0% of profit before taxation (including non-recurrent profit from property development).

Property Development

We develop property for three main reasons: first, to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive; secondly, to contribute towards the capital costs of new railway projects; and finally, to secure a permanent and increasing flow of passengers for our railway services.

We have been involved in joint ventures with established property developers, such as Cheung Kong (Holdings) Limited and Sun Hung Kai Properties Limited, for the development of properties along our railway lines since 1985. We sell most property developments, but retain a certain amount for operational purposes and for leasing to tenants. We select our joint venture partners for each development based on their development experience, track record and the terms and conditions of each particular joint venture proposed. In the case of property developments along the existing railway lines, developers will be invited to form joint ventures with us before any work is commenced. Developers generally fund the cash development costs including land premium, construction costs and finance charges and bear substantially all development risks. In the case of new railway lines such as the West Rail Phase I and the Ma On Shan Link, we may, in certain circumstances, undertake the necessary property development enabling works in conjunction with the railway works in order to preserve the development potential above the new railway lines. Developers will then be solicited as joint venture partners to undertake the property developments. Profits from the developments, after reimbursement of development costs, are shared between KCRC and the developers. In certain instances, the minimum profit to us has been guaranteed by the parent holding company of our joint venture partner. The level of profits in excess of any minimum profit guaranteed by the developer would be primarily determined by market conditions at the time. The development of the properties are managed by joint committees, usually with equal representation from both KCRC and our joint venture partner, but with KCRC making the final decision with a casting vote. We retain control over the disposition of properties completed by the joint ventures, including decisions regarding whether to sell or lease the properties, the offer price and sale price if we decide to sell, and the lease terms if we decide to lease the properties.

Completed property developments along the East Rail and Light Rail include Pierhead Garden, Sun Yuen Long Centre, Manlai Court, Hanford Garden, Sun Tuen Mun Centre, Royal Ascot and Grand Century Place, which provide 761,336 square meters of residential floor area and 213,074 square meters of commercial floor area. Properties under construction at Hung Hom Bay in Kowloon are designed to provide about 133,000 square meters of commercial floor area, including office, hotel, retail shopping and serviced apartments. The first phase of the development, comprising an office tower, a retail podium and a hotel, has been completed and sold by open tender. The second phase of development, comprising two serviced apartment blocks, is expected to be completed in September 2002.

For West Rail Phase I, we have identified nine sites with potential for property development. We expect to provide a total gross floor area of about 2,270,000 square meters, 90% of which would be for residential use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2007 to 2012. As part of its agreement to inject HK$29.0 billion of additional equity into us to help fund West Rail Phase I, the Government is to receive the net profits from development of these projects, net of contingent expenses, development costs and other benefits to KCRC as provided in an agreement signed in February 2000 between the Government and KCRC. In 2000, KCRC and the Government formed a joint venture company for KCRC to act as the Government’s property development agent of the nine West Rail, Phase I sites.

Along the Ma On Shan Link alignment of the East Rail Extensions, four sites have been identified for property development and these sites together with two identified sites, Fo Tan station and Ho Tung Lau on East Rail, are expected to provide a total gross floor area of about 1,210,000 square meters, of which 91% would be residential. These six sites are expected to generate some HK$2.1 billion profit, contributing towards debt repayment for the new project. The six sites together are expected to generate about 15,800 flats from 2005 to 2008. We have recently invited expressions of interest from the developers for property developments at Ho Tung Lau and Tsuen Wan West. We expect that the joint ventures will be formed in the second half of 2002. We plan to solicit joint venture partners to undertake the property projects at Tai Wai Maintenance Center and Nam Cheong in the remainder of 2002. The final go-ahead will depend on the progress of land grant applications.

Property Ownership and Management

We own an aggregate of 27,485 square meters of commercial office space at Citylink Plaza at Shatin station and the KCRC Hung Hom Building and an aggregate of 40,649 square meters of retail shopping space at six other sites, including Sun Tuen Mun Shopping Centre, Citylink Plaza, Plaza Ascot and Pierhead Plaza.

We manage a total retail area of over 11,000 square meters at East Rail stations providing a wide variety of retail services to passengers. We devote considerable efforts to the development of associated commercial activities and property management along the railway lines of the East Rail and Light Rail network with a view to generating ancillary income. These include leasing of space for offices, shops and restaurants in properties in which it retains ownership following development, various vending machines, payphones, mobile phone transceivers, exhibitions, offices and kiosks, as well as contracts for operating carparks, duty free business and advertising at our stations and on our properties. In some cases, we have negotiated arrangements with the tenants of the shops and restaurants, and the operator of the carparks, to provide us a share of the income and to provide commercial services to the traveling public. In terms of estate management, as of December 31, 2001, we were managing 9,831 residential flats, 2,971 carparking spaces and 68,062 square meters of commercial floor area along the railway lines of the East Rail and Light Rail network. In 2001, despite the downturn in the Hong Kong property market, the average occupancy rate for commercial premises at our stations, commercial offices and shopping arcades was approximately 90%.

New extensions leading to additional commercial shops are now available at Fo Tan and Fanling stations. A new in-bound duty free shop at Lo Wu station, and ten new shops and a fast food restaurant at Kowloon Tong and University stations were added in 2001. The lease revenue generated from these businesses represents a substantial portion of the growth in recurrent revenue from commercial activities in 2001.

We introduced Passenger Information Display System on East Rail’s new trains in 2001. Incorporating a 15” LCD screen, each system displays railway information, advertisements and entertainment updates in full color video. This advanced multi-media system on board our trains may contribute additional advertising revenue to the Corporation in the future.

We have made significant improvements to the commercial telecommunications services available at East Rail. We installed new interactive multimedia payphones and extended mobile telephone coverage to all tunnel sections along the railway.

Competition

Although we operate the only passenger and freight rail service from Hong Kong to mainland China on the East Rail line and the only passenger rail service in the north-western New Territories on the Light Rail system, we face and will continue to face competition from alternative modes of transportation. Our rail services face competition from buses, minibuses, shuttle buses, taxis and private cars in our passenger operations within Hong Kong, and from buses, tour coaches, ferries and airplanes in our cross-boundary passenger operations. We face competition from trucks, ferries and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, ferries and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition with public motor bus transport market in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.

Government Regulations

The Government announced in March 1999 that the MTRC, the other railway operator in Hong Kong, will be partially privatized in the next several years, and it did so in October 2000 in connection with a global offering of shares and American Depositary Receipts. The Government has indicated that we are one of several corporations owned by the Government that would be a candidate for eventual privatization. We are aware of no formal current consideration to privatize KCRC, and believe that the significant borrowings we require to construct West Rail Phase I and the East Rail Extensions, as well as the fact that significant cash flow and earnings from such projects are expected only after 2005, makes our privatization in the near future unlikely. Under the KCRC Ordinance, we do not enjoy any status, immunity or privilege of the Government.

Under the KCRC Ordinance, we are required to take into consideration the reasonable requirements of the public transport system of Hong Kong and the efficiency, economy and safety of operation in providing services and facilities to the public. Subject to any direction from the Chief Executive of Hong Kong to the contrary as described in the following paragraph, we are also required to operate on prudent commercial principles.

The KCRC Ordinance empowers us to establish our own fares for passenger, freight and other services. The KCRC Ordinance also allows the Chief Executive of Hong Kong to give us a direction in writing of a general or specific nature, including in respect of fares, if he considers it to be in the public interest. However, neither the Chief Executive of Hong Kong nor his predecessor prior to July 1, 1997, the Governor of the British Colony of Hong Kong, has exercised this power since our establishment. If the Chief Executive of Hong Kong gives us a direction that requires us to act contrary to prudent commercial principles, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government in respect of that direction. We believe that public reaction and the social and economic effects of our fare changes are important factors to consider in evaluating the size and timing of fare revisions. As a result, we maintain regular contact with Government officials and departments at various levels and actively consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision.

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made one dividend payment of HK$300 million, representing 9.75% of our 1996 profit after taxation.

In addition to our interaction with the Government as our shareholder, we also interface with the Government in many other ways. For example, we work with the Government as a principal provider of land transportation in Hong Kong. To that end, we initiate or respond to the Government with railway development proposals and we support the executive branch in its accountability to the legislature on rail transportation issues. Our participation in these social goals is subject to the requirement that we operate on prudent commercial principles in accordance with the KCRC Ordinance. Although we believe we have made major contributions to the direction of railway and transportation policy in this manner, the Government determines which projects will be undertaken and whether we will participate.

We also interface with the Government as the regulator of rail services in Hong Kong. We are required to comply with the Government’s safety standards as defined by the Railway Inspectorate in respect of railway design and operations, and with the various regulations on works in respect of any construction that we undertake. We believe that we enjoy good relations with all relevant departments of the Government, including the Railway Inspectorate, the Civil Engineering Department, the Lands Department, the Highways Department and the Environmental Protection Department.

Organizational Structure

The Corporation has the following subsidiaries:

Subsidiary Name	Country	Proportion of ownership
Manlai Court Property Management Company Limited	Hong Kong	51%
Sun Tuen Mun Centre Management Company Limited	Hong Kong	100%
Royal Ascot Management Company Limited	Hong Kong	100%
Hanford Garden Property Management Company Limited	Hong Kong	100%
Pierhead Garden Management Company Limited	Hong Kong	100%
The Metropolis Management Company Limited	Hong Kong	51%
Capital System Limited	Hong Kong	100%
Buoyant Asset Limited	Hong Kong	100%
Advanced Asset Limited	Hong Kong	100%
Quality Asset Limited	Hong Kong	100%
Kasey Asset Limited	Hong Kong	100%
Circuit Asset Limited	Hong Kong	100%
Shining Asset Limited	Hong Kong	100%
West Rail Property Development Limited(1)	Hong Kong	51%

Subsidiaries of West Rail Property Development Limited
Kam Sheung Property Development Limited(1)	Hong Kong	51%
Kwai Fong Property Development Limited(1)	Hong Kong	51%
Long Ping Property Development Limited(1)	Hong Kong	51%
Nam Cheong Property Development Limited(1)	Hong Kong	51%
Pat Heung Property Development Limited(1)	Hong Kong	51%
Tin Shui Wai Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Property Development Limited(1)	Hong Kong	51%
Tuen Mun Property Development Limited(1)	Hong Kong	51%
Yuen Long Property Development Limited(1)	Hong Kong	51%

(1)
These subsidiaries are held by the Corporation for the sole purposes of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their accounts are excluded from the consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

Property, Plants and Equipment

A majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment, and our headquarters and administrative offices, is held by us either as vested land or pursuant to grants by the Government in accordance with the KCRC Ordinance. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the Government of the United Kingdom and the Government of China. As a condition to the grant of land by the Government we are required to pay a land premium to the Government. Pursuant to the KCRC Ordinance, we may use the land for railway operations and ancillary purposes necessary for our railway operations. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than 3 years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government which may be renewable subject to the Government’s discretion. These lands granted pursuant to short term tenancies and/or licenses constitute a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration.

Environmental Matters

We believe that our existing operations are in substantial compliance with applicable environmental regulations, including Hong Kong’s stringent Noise Control Ordinance. We try to ensure that the impact of our projects and operations on the environment is kept to a minimum by implementing environmental management systems meeting the ISO 14001 standard. This is an international certification standard published by the ISO to demonstrate a company’s capability to efficiently manage environmental impacts. Currently, all core functions within our East Rail and Light Rail divisions have been certified to the ISO 14001 standard. For projects under development, we are required to comply with the statutory processes prescribed by the Government, including submission of an environmental impact assessment to the Environmental Protection Department and satisfactory conclusion of a public consultation period. We are also required to comply with environmental permits as a result of our environmental impact assessments and applicable environmental regulations in our construction activities.

We are committed to construct West Rail Phase I and the East Rail Extensions in an environmentally responsible manner. We completed a comprehensive environmental impact assessment for West Rail Phase I in 1998 covering the full range of environmental concerns, including noise, air and water quality, land use and landscape, visual impact, archaeology and culture, resources, ecology, waste management and man-made hazards. The environmental impact assessment concluded that, by incorporating suitable measures, all environmental impacts associated with the construction and operation of West Rail Phase I can be kept within the stringent requirements imposed by the Environmental Protection Department and in compliance with all other statutory requirements. The final report of the environmental impact assessment was endorsed by the Advisory Council on the Environment in March 1998. The design and construction of West Rail Phase I takes account of the aesthetic and landscaping aspects to ensure the alignment and structures are visually pleasing. Noise impact of the railway operation has been addressed by an integrated design approach, which includes skirts on the train body to trap noise, a noise and vibration absorption viaduct structure, noise barriers, plus noise and vibration absorption rubber supports for the tracks. We expect when West Rail Phase I comes into operation, it will be one of the quietest railways in the world.

An environmental impact assessment for the Ma On Shan Link and the TST Extension have been circulated within the Government and the public consultation phase has been completed. The Environmental Protection Department approved the environmental impact assessment for the Ma On Shan Link, and granted an environmental permit in January 2000. The Environmental Protection Department approved the environmental impact assessment for the TST Extension, and granted an environmental permit in May 2000.

Our development plan for the Lok Ma Chau spur line project was temporarily suspended due to the refusal by the DEP to issue an environmental permit to us, and the subsequent decision by the appeal board not to overturn the decision of the DEP. As a result of the appeal board’s decision, we announced a revised tunnel and viaduct scheme for the Lok Ma Chau spur line in September 2001. On November 30, 2001, we submitted a new environmental impact assessment report to the DEP for the revised scheme. The Environment Protection Department approved the assessment with conditions in March 2002. An environment permit was issued in April 2002.

Over the past years, we have invested substantially in measures designed to protect the environment. One of the major initiatives undertaken by us in this respect is the eight-year noise mitigation project for East Rail. Designed to reduce the noise impact of trains running along the East Rail alignment, this project will eventually cost HK$857 million, making it one of the largest single private investments in an environmental improvements project in Hong Kong.

In June, 2000, we published our first environmental report for the year 1999. The report examined the benefits and impacts on the environment of our operations and stated specific targets for a broad spectrum of environmental management issues, including emissions and wastes, energy and resources, projects, the supply chain and community activities. This report demonstrated our commitment and described the environmental initiatives in our current and future rail developments.

In November, 2001, East Rail awarded a contract to Siemens Limited for the purchase of five new quieter diesel locomotives to replace the existing locomotives used for hauling freight trains and engineering trains. The Corporation has also invested $3.1 billion in new environmentally-friendly rolling stock, the first set of which arrived in March 2001. These modern trains are quieter and more energy efficient due to their regenerative braking system which saves on traction power by regenerating and feeding energy back into the power system during braking.

Our bus fleet switched to ultra-low sulphur diesel in January 2001. Containing only 0.005% sulphur (about 10 times less than ordinary standard diesel), this fuel can reduce the emission of particulates and smoke levels by up to 30% and other air pollutants, such as nitrous oxides and carbon monoxide by 10%.

Item 5.    Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with the selected consolidated financial data, the consolidated financial statements, and the accompanying notes, and the other financial information of KCRC which appear elsewhere in this Annual Report. The following discussion includes various forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” for special information regarding the presentation of our forward-looking statements. Financial and operating data appearing in this section that is not derived from the audited consolidated financial statements of KCRC have been derived without material adjustment from the unaudited accounting and operating records of KCRC.

Critical Accounting Policies

Our significant accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 3 to the Consolidated Financial Statements. Of these significant accounting policies, the following involve a higher degree of judgment and complexity and are considered as critical accounting policies.

Impairment of assets

The KCRC has complied with Hong Kong Statement of Standard Accounting Practice 31, Impairment of Assets. Internal and external sources of information are reviewed at each balance sheet date to identify indications that the assets i.e. property, plant and equipment (other than investment properties carried at revalued amounts) and investments in subsidiaries and associates, may be impaired or an impairment loss previously recognized no longer exists or may have decreased.

If any such indication exists, we estimate the asset’s recoverable amount, which is calculated by discounting the estimated future cash flows. In this respect, our management exercised a high degree of judgment in terms of the projection of cash flows for future years and the assumption on the pre-tax discount rate. We recognized an impairment loss in the profit and loss account to reduce the carrying amount of an asset to its recoverable amount. As at the balance sheet date, no such indication of impairment loss for the KCRC existed.

Construction in progress

Assets under construction and capital works for the operating railway are stated at cost. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed. For those costs incurred by KCRC in respect of feasibility studies on proposed railway related construction projects, they are charged to profit and loss account when there is no certainty of the projects materializing. When the proposed projects are viable, their costs are recognized as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached. In determining whether the projects are viable, the management makes an assessment on the feasibility of the projects from the technical and financial aspects which include the projection of cash flows and assumption on the pre-tax discount rate.

Deferred expenditure

Deferred expenditure represents advances, deposits, mobilization payments, design and construction costs incurred for our committed projects. In recognizing deferred expenditure, the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. In determining whether the projects are viable, the management makes an assessment on the feasibility of the projects from the technical and financial aspects which include the projection of cash flows and assumption on the pre-tax discount rate.

Depreciation

All fixed assets, except investment properties and leasehold land, are depreciated on a straight-line basis at rates based on the estimated useful lives of the assets. We review the estimated useful lives regularly in order to ensure that the depreciable amounts of the assets reflect the future economic benefits of the assets. We determine the estimated useful lives with a high degree of judgment by reference to the inherent lives of the assets, user’s experience and the appraiser’s report on the assets under lease, whichever is appropriate. The longer the estimated useful lives, the lesser the depreciation amount will be charged to the profit and loss account for the year, and vice versa.

Deferred taxation

Provision for deferred taxation is calculated on the liability method at current taxation rate on timing differences to the extent that it is probable that a liability will crystallize in the foreseeable future. We exercise a high degree of judgment in estimating the future capital expenditure as well as the useful lives of fixed assets in the projection of the depreciation charges for future years.

Provisions and contingent liabilities

We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding litigations, mainly relating to the construction of West Rail Phase I. If there are any changes in the judgment on the assessment of claims, provisions would be made and the project costs of West Rail Phase I would be adjusted accordingly.

Business Activities

Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past ten years, we have benefited through increased ridership levels. In addition, as a result of substantial growth in the Hong Kong economy and personal income levels over the past ten years, we have been able to achieve increased fare levels and increases in average fare revenues per passenger carried. These factors have also contributed to a robust property market in our service areas, which has allowed us to achieve significant profits from property development and increased revenues from property management. The Asian economic downturn has tempered our passenger and fare growth in the past four years.

East Rail

East Rail has contributed approximately 70% of our revenues in each of 1999, 2000 and 2001, with ridership on our electric multiple unit trains increasing in each year. Efficiency on East Rail has been improved over this period. The installation of automated signaling and electronic monitoring equipment, which became operational in August 1998, allowed an increase of 20% in the number of trains per hour. The electric multiple unit train refurbishment program has increased carrying capacity by an additional 15% as of December 31, 2000. The additional rolling stock, which began arriving in March 2001, is expected to further increase carrying capacity by 28%. These changes have increased the revenue-generating capacity of East Rail. Over the past eight years, we have also improved equipment and maintenance programs, which have reduced the number of breakdowns per vehicle kilometer. Over the period from 1992 to 2001, this has resulted in 63% decline in number of breakdowns per vehicle kilometer run and a 21% reduction in annual maintenance costs per million vehicle kilometer run. As a result of these factors, operating margins, defined as operating profit after depreciation as a percentage of revenues, which fell from 43.0% in 1988 to 32.3% in 1992, have increased every year since 1993 to 47.6% in 2001.

East Rail passenger revenues consist of the following:

•	fares paid by passengers who travel between stations in Hong Kong, who constitute domestic passenger traffic;

•	fares paid by passengers who travel on trains which terminate or begin at the Lo Wu boundary crossing, who constitute cross-boundary passenger traffic; and

•	fares paid by passengers who travel directly between Hong Kong and mainland China, who constitute through-train passenger traffic.

Because our cross-boundary traffic provides the only rail service directly to the boundary with mainland China, with the convenience of direct foot crossing from the Lo Wu station, we have historically been able to charge relatively higher fares for cross-boundary passengers. The Government has proposed to charge a boundary facilities improvement tax to individuals crossing into mainland China by foot, train or passenger vehicle similar to the departure tax currently charged to individuals departing Hong Kong by airplane and ferry. In the event a boundary facilities improvement tax is imposed, it might reduce cross-boundary passenger volume or make it more difficult to maintain the difference in fare levels between cross-boundary and domestic traffic.

The growth rate of cross-boundary daily ridership of 3.4% in 2001 represents a dramatic slow down from the years of double-digit growth in the period 1996 to 2000. This slow growth is a cause for concern as cross-boundary patronage represents our single largest source of revenue.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger trips	Year on year Growth (%)
1995	117,863	6.6
1996	130,157	10.4
1997	152,228	16.9
1998	178,802	17.4
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4

East Rail’s through-trains to mainland China continued to see an increase in patronage with the addition of more train services to mainland China. As ties between mainland China and Hong Kong grow even closer, we expect to see further growth in patronage in the years ahead.

Property Development

Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit on property development is not included in our revenues or operating profits. Property development income, which is non-recurring, generally arises from developments undertaken jointly with major Hong Kong property development companies. We are not required to bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop commercial properties along our railway lines.

The Government requires us to pay a one-time land premium for the rights to use and develop land adjacent to or along our existing railway for commercial property development purposes. The amount of the land premium we are required to pay is calculated by the Government and is determined at fair market value by reference to the amount that other third party developers would be required to pay for similar sites identified for commercial property development. Land premium payments that we make to the Government are capitalized on our balance sheet.

In most cases, we have contributed the site and received a guaranteed minimum profit, and our joint venture partners bear substantially all of the cash costs for construction and development including land premium involved in building multi-unit residential and commercial buildings on either an elevated base above the relevant portion of railway or on land adjacent to the railways. The exceptions are sites where property development enabling works are necessary to preserve the development potential above those sites. In these cases, we will normally recover such costs from the joint venture partners in the form of upfront payments when the joint ventures are formed. The extent of recovery may vary from case to case in order to make the project commercially attractive. Generally, we are able to control the timing of property sales.

We currently have one major property development project in construction, Hung Hom Bay, which is targeted for completion in 2002. We will be granted significant rights to develop additional properties in connection with the construction of West Rail Phase I. As part of the agreement to invest additional capital, the Government will retain substantially all of the development profits from designated developments along West Rail Phase I. See ‘‘Item 4. Information on the Corporation—Property Development’’ for a more detailed description of completed and proposed property development projects.

The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 1997, profit on property development accounted for 63.4% of profit before taxation. In 1999, 2000 and 2001, profit on property development accounted for 3.9%, 3.8% and 1.0% respectively, of profit before taxation. The reduction reflects the absence of new property developments available for sale during that period and the downturn in the Hong Kong real estate market.

Property Ownership and Management

We include recurring revenues from property ownership and management in our revenues as a component of operating profit. We generate property ownership and management revenues primarily by leasing commercial premises at our stations and in commercial areas included in residential property developments. In 2001, property ownership and management operations accounted for 13.8% of total revenue from operations and 17.0% of profit before taxation. Lease rates have fluctuated significantly over time in Hong Kong, fell substantially in 1997 and 1998, and were relatively stable in 1999, 2000 and 2001. Revenues and profits depend on market conditions at the time leases are renewed. Our recurring revenues from property ownership and management have grown significantly over the past four years as our portfolio of commercial properties has expanded.

Light Rail, Bus and Freight

Light Rail, bus and freight operations make up the remainder of our operations. We undertook Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the north-west New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stations would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area underperformed Government estimates and the Government has allowed a higher level of competition from other modes of transport in the region, which has reduced passenger use of Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we have recently begun generating revenue from feeder bus services provided to East Rail stations. Previously, this service did not generate revenue.

Freight operations have decreased in significance over the past ten years, with breakbulk freight volume declining steadily, although the percentage of higher value goods and number of containers carried by our freight services has increased. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight package offered by port operations in mainland China and logistical limitations created by the necessity to transport goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage even as overall cross-boundary freight has increased. In addition, the growth of alternative ports in southern China has adversely affected freight usage. In 2001 our freight operations experienced another slight decline. This was due to the highly competitive market as well as the international economic and trade downturn in the second half of 2001. We recently completed a new freight yard in Hung Hom and are pursuing several initiatives to improve the revenues and profitability of our freight service. See “Item 4. Information on the Corporation—Freight Services”.

Investment Income

Historically, net investment income has not been material to us, as we have been investing the majority of our available cash in our operations and expansion projects. From 1998 to 2001, we have received an aggregate of HK$37 billion of contributions of capital from the Government. We received a new equity contribution of HK$8 billion from the Government for the Ma On Shan Link and the TST Extension in March 2001. In addition to the US$1 billion of eurobonds in July 1999 and US$50 million of eurobonds in November 1999, we also issued US$1 billion notes in March 2000. We had cash and interest paying investments of HK$34,225 million (US$4,388.9 million) as of December 31, 2001. We generated net investment income of HK$490 million (US$62.8 million) during 2001. This amount does not include investment income of HK$1,971 million (US$252.8 million) and borrowing costs of HK$1,325 million (US$169.9 million) which were capitalized to project costs of West Rail Phase I and East Rail Extensions. The capitalized amounts relate to capital contributions and borrowings incurred for the purposes of those projects. As we anticipate that capital expenditures for the West Rail and East Rail Extensions will be spread out over the next few years, we anticipate that we will continue to receive significant cash interest receipts in the next few years, which receipts are expected to be offset in part or in full by the higher interest expense related to our increased borrowings. With respect to funds that are required for use on West Rail Phase I or the East Rail Extensions, under HK GAAP we capitalize both the investment income earned on such funds and the borrowing costs attributed to related borrowings. As a result, the net investment income reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 40 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

Operating Costs

Our principal operating costs are electricity and fuel costs, depreciation, and staff costs, which accounted for approximately 9.1%, 22.9% and 44.2%, respectively, of total operating costs in 2001. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expense in 2001 remained almost at the same level as 2000. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by China Light and Power. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Major Business Activity Performance

The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

	Year Ended December 31,
	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Revenue:
East Rail	3,180	3,438	3,487	447
Light Rail	426	440	433	56
Freight	103	99	88	11

Total railway operations	3,709	3,977	4,008	514
Bus	108	112	131	17
Property ownership and management	609	642	658	84

Total revenue	4,426	4,731	4,797	615

Operating Profit (Loss) After Depreciation:
East Rail	1,348	1,606	1,659	213
Light Rail	(159)	(116)	(123)	(16)
Freight	(17)	(33)	(29)	(4)

Total railway operations	1,172	1,457	1,507	193
Bus	(11)	(11)	(10)	(1)
Property ownership and management	390	455	415	53

Total operating profit	1,551	1,901	1,912	245
Net investment income	222	302	490	63
Profit from property development	71	87	24	3
Share of loss of associate	—	(1)	11	1

Profit before taxation	1,844	2,289	2,437	312
Taxation	59	(1)	(1)	—

Profit after taxation	1,903	2,288	2,436	312

Contribution of Major Business Activities

The following table sets forth by category of major business activities for the periods indicated our (1) revenue as a percentage of total revenue and (2) operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	1999	2000	2001
	%	%	%
Revenue/Total Revenue:
East Rail	71.8	72.6	72.7
Light Rail	9.6	9.3	9.0
Freight	2.3	2.1	1.8

Total railway operations	83.7	84.0	83.5
Bus	2.4	2.4	2.7
Property ownership and management	13.9	13.6	13.8

Total revenue	100.0	100.0	100.0

Operating Profit (Loss)/Total Operating Profit:
East Rail	86.9	84.5	86.8
Light Rail	(10.3)	(6.1)	(6.4)
Freight	(1.1)	(1.7)	(1.5)

Total railway operations	75.5	76.7	78.9
Bus	(0.7)	(0.6)	(0.5)
Property ownership and management	25.2	23.9	21.6

Total operating profit	100.0	100.0	100.0

Operating Results

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenue from operations was HK$4,797 million (US$615.2 million) for 2001, a 1.4% increase from HK$4,731 million for 2000. This increase included a 1.2% increase in transportation (railway and bus operations) revenue to HK$4,139 million (US$530.8 million) and a 2.5% increase in real estate property ownership and management revenue to HK$658 million (US$84.4 million). Revenue from East Rail grew by 1.4% from HK$3,438 million for 2000 to HK$3,487 million (US$447.2 million) for 2001. This increase in East Rail revenue reflected a 1.5% overall increase in passenger volume from 2001 compared with 2000. The overall fare paid per passenger increased 0.1% from 2000 to 2001 due to an increase of cross-boundary passengers. Revenue from Light Rail decreased by 1.6% from HK$440 million for 2000 to HK$433 million (US$55.5 million) for 2001, mainly due to competition from other modes of transport in the north-western New Territories. Revenue from property ownership and management increased by 2.5% from HK$642 million for 2000 to HK$658 million (US$84.4 million) for 2001 principally as a result of higher revenue generated from rental and other revenue related to duty free operation. Revenue from bus operations increased by 17% from HK$112 million for 2000 to HK$131 million (US$16.8 million) for 2001. Revenue from freight services decreased 11.1% from HK$99 million for 2000 to HK$88 million (US$11.3 million) for 2001, due to lower breakbulk and livestock traffic.

Operating profit after depreciation and before net investment income increased by 0.6% to HK$1,912 million (US$245.2 million) for 2001, compared to HK$1,901 million for 2000. The operating margin decreased from 40.2% for 2000 to 39.9% for 2001. Operating costs (before net investment income) grew by 1.9% from HK$2,830 million for 2000 to HK$2,885 million (US$370.0 million) for 2001, primarily because increases in staff costs which grew by 5.5% to HK$1,275 million and energy and other expenses grew by 6.1% to

HK$663 million more than offset decreases in maintenance costs which decreased by 12.3% to HK$286 million and depreciation which fell by 1.3% to HK$661 million. The growth of staff costs was mainly due to the pay adjustment in July 2001, the full-year effect of new posts filled in 2000, and additional posts created and filled in 2001. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Net investment income increased from HK$302 million for 2000 to HK$490 million (US$62.8 million) for 2001 due principally to the additional investment of surplus funds from bond proceeds, equity injection and operations. Net investment income excluded investment income of HK$1,971 million (US$252.8 million) and borrowing costs of HK$1,325 million (US$169.9 million) capitalized to construction in progress and deferred expenditures during 2001. Profits from property development decreased from HK$87 million for 2000 to HK$24 million (US$3.1 million) for 2001 mainly from the Royal Ascot property development. Provision for profits taxes of HK$1 million for 2001 is the same as 2000 which represented the estimated assessable profits tax for the year of the subsidiaries of the Corporation.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Total revenue from operations was HK$4,731 million (US$606.5 million) for 2000, a 6.9% increase from HK$4,426 million for 1999. This increase included a 7.1% increase in transportation (railway and bus operations) revenue to HK$4,089 million (US$524.2 million) and a 5.4% increase in real estate property ownership and management revenue to HK$642 million (US$82.3 million). Revenue from East Rail grew by 8.1% from HK$3,180 million for 1999 to HK$3,438 million (US$440.8 million) for 2000. This increase in East Rail revenue reflected a 4.5% overall increase in passenger volume from 2000 compared with 1999. The average fare paid per passenger decreased 0.1% from 1999 to 2000 principally due to an increase of Octopus card usage by cross-boundary passengers because Octopus fares were lower than single journey ticket fares. Revenue from Light Rail increased by 3.3% from HK$426 million for 1999 to HK$440 million (US$56.4 million) for 2000, mainly due to population build-up in the northwest New Territories. Revenue from property ownership and management increased from HK$609 million for 1999 to HK$642 million (US$82.3 million) for 2000 principally as a result of higher revenue generated from rental and other revenue related to duty free operation. Revenue from bus operations increased by 3.7% from HK$108 million for 1999 to HK$112 million (US$14.4 million) for 2000. Revenue from freight services decreased 3.9% from HK$103 million for 1999 to HK$99 million (US$12.7 million) for 2000, due to lower breakbulk and livestock traffic.

Operating profit after depreciation and before net investment income increased by 22.6% to HK$1,901 million (US$243.7 million) for 2000, compared to HK$1,551 million for 1999. The operating margin increased from 35.1% for 1999 to 40.2% for 2000. Operating costs (before net investment income) dropped by 1.6% from HK$2,875 million for 1999 to HK$2,830 million (US$362.8 million) for 2000, primarily because decreases in staff costs which were reduced by 1.5% to HK$1,209 million, energy and other expenses which were decreased by 1.9% to HK$625 million and depreciation which was reduced by 4.0% to HK$670 million as a result of a review of the useful lives of fixed assets, more than offset increases in maintenance costs which grew by 4.5% to HK$326 million. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Net investment income increased from HK$222 million for 1999 to HK$302 million (US$38.4 million) for 2000 due principally to the additional investment of surplus funds from operations. Net investment income excluded investment income of HK$2,368 million (US$303.6 million) and borrowing costs of HK$1,209 million (US$155.0 million) capitalized to construction in progress during 2000. Profits from property development increased from HK$71 million for 1999 to HK$87 million (US$11.2 million) for 2000 mainly from the sale of the remaining car parking spaces in the Royal Ascot development. Provision for profits taxes increased from a negative amount of HK$59 million for 1999 to HK$1 million (US$0.1 million) for 2000 which represented the estimated assessable profits tax for the year of the subsidiaries of the Corporation.

Inflation

Historically, we have increased our scheduled fares at a rate in line with inflation. Because the rate of inflation has declined significantly in the past three years, in light of the economic downturn in Asia and Hong Kong and other factors, we did not increase fares in 1998, 1999, 2000 and 2001. The average annual fare increase for East Rail from 1997 to 2001 has been approximately 1.3% and that for Light Rail has been approximately 1.5%, which are both slightly higher than the average annual increase in the Hong Kong Consumer Price Index (A) of 0.1% for the same period. In 1999, 2000 and 2001, the Hong Kong Consumer Price Index (A) dropped 3.3%, 3.0% and 1.7% respectively representing deflation for three consecutive years. See ‘‘Item 4. Information on the Corporation—Pricing of Rail Services.’’

Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings

We had HK$483.8 million (US$61.8 million) of floating rate debt as of December 31, 2001. We anticipate that an increased portion of our future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect our liquidity. As a result of borrowings to finance the West Rail Phase I development, the East Rail Extensions and other capital requirements, our interest and finance charges are also expected to increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong dollar and other currencies may increase our borrowing costs and therefore adversely affect our results of operations. However, we seek to limit our exposure to floating rate risk by our policy to maintain at least 50% of the total principal amount of our debt obligations at fixed rate interest for the duration of the debt obligations, regardless of maturity. Our Managing Board has adopted a policy to use derivative instruments only for hedging purposes.

Substantially all of our revenues and operating expenses are incurred in HK dollars. In addition, a substantial majority of the capital expenditures for West Rail Phase I and the East Rail Extensions will be incurred in HK dollars. However, we expect to incur significant borrowings in US dollars. We seek to reduce foreign exchange exposure relating to debt obligations and capital expenditures by entering into currency swaps in order to convert such obligations into either Hong Kong dollars or US dollars, and to maintain US dollar exposure no greater than 30% of our total borrowings.

US GAAP Reconciliation

We prepare our consolidated financial statements in accordance with HK GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of our profit after taxation, or “net income after taxation” under US GAAP, and shareholder’s funds, or “shareholder’s equity” under US GAAP, in accordance with HK GAAP and US GAAP.

	As of or for Year Ended December 31,
	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Profit after taxation in accordance with:
HK GAAP	1,903	2,288	2,436	312
US GAAP	3,150	4,113	3,793	486
Shareholder’s funds in accordance with:
HK GAAP	46,588	48,901	59,613	7,645
US GAAP	47,538	51,977	63,811	8,183

The primary differences between profit after taxation reported for HK GAAP and net income after taxation reported for US GAAP purposes relate to interest income related to funds allocated for the West Rail Phase I project, which we capitalize in accordance with HK GAAP but recognize as income under US GAAP, and gain or loss of certain derivative instruments and deferred tax expenses that are recognized under US GAAP but not

HK GAAP. The primary differences between shareholder’s funds reported for HK GAAP and shareholder’s equity reported for US GAAP relate to these income item differences and asset valuation reserve differences that arise from the revaluation of investment properties under HK GAAP and recording of a related valuation reserve as part of shareholder’s funds, which revaluation is not allowed under US GAAP and the recognition of gain or loss of certain derivative instruments under US GAAP. See Note 40 to our audited consolidated financial statements for a discussion of certain differences between HK GAAP and US GAAP applicable to us.

Liquidity and Capital Resources

Capital Commitments

We have outstanding capital commitments and plans for other capital expenditures for the development of the West Rail Phase I, the East Rail Extensions projects and the Shatin to Central Link, and also to upgrade and replace assets used in connection with our existing East Rail line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations. The three largest capital projects we are currently developing are the West Rail Phase I, East Rail Extensions and the Shatin to Central Link.

We estimate the aggregate development costs of West Rail Phase I, the East Rail Extensions and the Shatin to Central Link from project inception to the commencement of operations, including financing costs during construction, as follows:

	West Rail Phase I	East Rail Extensions		Shatin to Central Link	Total
	HK$	HK$		HK$	HK$
	(in billions)
Anticipated development costs:
Construction costs	39.8	22.8		25.2	87.8
Land costs	6.0	1.4		1.0	8.4
Financing costs	0.6	3.3		4.1	8.0

Total	46.4	27.5		30.3	104.2

Anticipated financing sources(1):
Government equity	29.0	8.0	(2)	—	37.0
KCRC debt	5.5	12.5		22.6	40.6
KCRC internal funds	11.9	7.0		7.7	26.6

Total	46.4	27.5		30.3	104.2

(1)
As of December 31, 2001, we received funds totaling HK$53,771.2 million (US$6,895.5 million), consisting of: HK$29,000 million (US$3,718.9 million) of Government capital contributions for West Rail Phase I and an additional HK$8 billion in March 2001 (see footnote 2 below); HK$7,738.3 million (US$992.3 million) in net proceeds from the US$1 billion in principal amount of the Notes; HK$8,149.3 million (US$1,045.1 million) in net proceeds from the US$1 billion in principal amount of 7.25% notes due 2009 and US$50 million in principal amount of 7.77% notes due 2014; HK$883.6 million (US$113.3 million) from drawdowns under our US$379.7 million export credit facilities.

(2)
In March 2001, the Government injected HK$8 billion in the form of equity to partially fund the Ma On Shan Link and TST Extension of the East Rail Extensions. See “Resources for Capital Expenditures—Equity Contributions.”

As of December 31, 2001, we had an aggregate of approximately HK$9.3 billion in outstanding contracted commitments for capital expenditures for the development of West Rail Phase I. The anticipated aggregate capital costs, including land acquisition, construction and equipment purchases and interest during construction with respect to West Rail Phase I prior to the commencement of operations is HK$46.4 billion. As of December 31, 2001, we had an aggregate of approximately HK$1.6 billion in contracted commitments for capital expenditures relating to the existing East Rail and Light Rail operations. We had HK$9.0 billion in contracted capital commitments for the East Rail Extensions as of December 31, 2001.

For West Rail Phase I, we incurred a total cash outlay of HK$17.1 billion prior to 2001 and HK$10.0 billion in 2001. Based on our projected construction schedule and the terms of the commitments for capital expenditures we have contracted to date for West Rail Phase I, the following is our estimated schedule of payments from 2002 to 2005 and the actual payments in 2001 for West Rail Phase I:

	2001	2002	2003	2004 to 2005	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	9.4	7.9	7.2	1.0	25.5
Land costs	0.6	0.6	0.5	1.4	3.1
Financing costs	—	0.3	0.3	0.1	0.7

Total	10.0	8.8	8.0	2.5	29.3

For East Rail Extensions, we incurred a total cash outlay of HK$1.1 billion prior to 2001 and HK$2.9 billion in 2001. Based on our projected construction schedule and the terms of the commitments for capital expenditures we have contracted to date for East Rail Extensions, the following is our estimated schedule of payments from 2002 to 2008 and the actual payments in 2001 for East Rail Extensions:

	2001	2002	2003	2004 to 2008	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	2.5	3.9	5.1	10.4	21.9
Land costs	0.1	0.5	0.4	0.4	1.4
Financing costs	0.3	0.4	0.7	1.7	3.1

Total	2.9	4.8	6.2	12.5	26.4

For Shatin to Central Link, we incurred a total cash outlay of HK$72 million in 2001. Based on our projected construction schedule, the following is our estimated schedule of payments from 2002 to 2009 and the actual payments in 2001 for Shatin to Central Link:

	2001	2002	2003	2004 to 2008	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	0.1	0.1	0.4	24.6	25.2
Land costs	—	—	—	1.0	1.0
Financing costs	—	—	—	4.1	4.1

Total	0.1	0.1	0.4	29.7	30.3

The West Rail Phase I, the East Rail Extensions and the Shatin to Central Link projects greatly exceed in size any project we have undertaken since our formation in 1982. Although we have assembled a team of professionals with extensive experience on rail projects and large infrastructure projects in Hong Kong, the development of the East Rail Extensions is not in a stage as advanced as West Rail Phase I in terms of final design, land acquisition or engineering. Most recently, we won the bid on the Shatin to Central Link, however, detailed terms of this new project are still being negotiated and are not expected to be finalized until early 2003.

Unexpected geological conditions, economic or political developments, accidents or natural disasters can cause delays, design changes and other factors which can increase costs. Moreover, the current estimated sources of funds for West Rail Phase I, the East Rail Extensions and the Shatin to Central Link include funds that the Corporation expects to generate internally from operations in the future. As a result, we cannot assure you that actual project costs and sources of funds will be the same as those set forth above.

In addition to construction of West Rail Phase I and the East Rail Extensions, we have also undertaken other significant capital expenditures for existing systems in recent years. The following table sets out our capital expenditures for each of the three years ended December 31, 2001:

	Year Ended December 31,
	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Railway related operational equipment(1)	12	11	13	2
Assets under construction:(2)
West Rail Phase I	6,959	9,034	9,652	1,238
East Rail Extensions	253	933	3,131	402
Automatic Train Protection System	224	24	34	4
Passenger Information System	3	—	—	—
Rolling Stock	457	415	591	76
Others	106	132	131	16

	8,002	10,538	13,539	1,736
Others(3)	14	20	20	3

Total railway assets	8,028	10,569	13,572	1,741
Investment property and buildings	—	—	485	62
Assets under construction for investment property, leasehold land and Buildings	416	260	535	68

Total capital additions(4)	8,444	10,829	14,592	1,871

(1)	Includes signaling system, telecommunication equipment, automatic revenue collection system, machinery and equipment.
(2)
Assets under construction represent project costs of railway related operational equipment, other railway related assets and others and all capital expenditures of West Rail Phase I and the East Rail Extensions.

(3)
Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixture, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, company boats and tools.

(4)
The capital additions exclude capitalized investment income and borrowing costs. See Note 3(r) to our audited consolidated financial statements for accounting policy on borrowing costs and investment income.

Resources for Capital Expenditures

Earnings.    Historically, we have generated our capital resources primarily through earnings. Earnings from railway operations and property management have been supplemented by earnings from non-recurring property development. For the year ended December 31, 2001, net cash inflow from operating activities was HK$2,411 million (US$309.2 million), a decrease of HK$442 million (US$56.7 million) or 15.5%, from HK$2,853 million for the year ended December 31, 2000. This decrease was substantially related to the change of cash flow from property development from a net inflow of $97 million (US$12.4 million) in 2000 to a net outflow of $350 million (US$44.9 million) in 2001. Earnings available for capital expenditures have only been reduced by one dividend in the past seven years, a HK$300 million dividend paid to the Government in 1997. The dividend was paid prior to the decision by the Government to have us develop West Rail Phase I and constituted only a small portion of the non-recurring HK$2,468 million profit on property development in 1996.

Although the decision whether to pay dividends is ultimately that of the Government, we would expect that any earnings will generally be applied during construction of West Rail Phase I and the East Rail Extensions to the costs of such projects and thereafter to provide resources to repay the substantial indebtedness incurred during construction. Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. Future dividends would reduce the funds available to meet capital expenditures and repay indebtedness.

Earnings will not be sufficient to fund the significant capital resources required to complete West Rail Phase I, the East Rail Extensions and the Shatin to Central Link. To fund these projects, as indicated above, we will rely largely on capital contributions by the Government and borrowings. We currently expect borrowing costs to represent about 4.4% of project costs, and variations in cost could have a significant effect on the returns from these projects. In order to reduce risk, we have determined to pre-fund a significant portion of our borrowings to lock in financing costs at attractive interest rates. We anticipate that the US$1 billion in eurobonds issued in July 1999 and the US$50 million private placement under our Euro medium term note program together with the net proceeds from the US$1 billion in principal amount of the Notes and other debt facilities (see ‘‘Debt Facilities’’ below), will provide all the debt financing required for the West Rail Phase I and the East Rail Extensions projects. We expect to incur significant capital expenditures in connection with the Shatin to Central Link with material expenditures expected to begin in 2004, when construction is expected to begin. While the details on the capital expenditures related to the Shatin to Central Link are still being negotiated and are subject to change, we expect to finance the project from cash from operations, internal resources and new debt. We probably will be required to substantially expand our borrowings to meet part of the project costs for the construction of the Shatin to Central Link.

Equity Contributions.    We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999 respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of West Rail Phase I. In March 2001, we received HK$8.0 billion from the Government in connection with the development of Ma On Shan Link and TST Extension of East Rail Extensions. These equity injections received from the Government represent approximately 62.5% and 30.3% of the revised estimated HK$46.4 billion and HK$26.4 billion aggregate project costs of West Rail Phase I and East Rail Extensions respectively. We do not expect any equity injections from the Government for the Shatin to Central Link.

Contractual Obligations and Commercial Commitments.    The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments as of December 31, 2001:

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
	HK$	HK$	HK$	HK$	HK$
	(in millions)
Long-Term Debt	—	661	223	15,947	16,831
Capital Lease Obligations	395	902	788	5,624	7,709
Operating Leases	134	152	24	—	310
Other Long-Term Obligations	—	—	—	—	—

Total	529	1,715	1,035	21,571	24,850

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	1 year and beyond	1-3 years	4-5 years	After 5 Years	Total

	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Short-term Uncommitted Revolving Credit Facilities	2,650	—	—	—	—	2,650
Letter of Credit	20	—	—	—	—	20
Overdraft Facilities	25	—	—	—	—	25
Medium Term Note Programme	—	—	—	—	15,264	15,264
Letter of Credit for US Leverage Leases	—	—	540	932	—	1,472
Export Credit Loan Facilities	—	—	434	465	1,189	2,088
Capital Commitments(1)	12,466	12,466	—	—	—	24,932
Other Commercial Commitments	—	—	—	—	—	—

Total	15,161	12,466	974	1,397	16,453	46,451

(1)
The capital commitments relate to the capital works contracted for and those authorized but not contracted for as at December 31, 2001. Since these works had not been commenced as at December 31, 2001, they were not provided for in our accounts. Besides, there is no breakdown for the commitments over one year in consideration of the uncertainties on estimating the works to be completed for each contract for the years beyond one year.

Debt Facilities.    Under the KCRC Ordinance, the Corporation is empowered to borrow or otherwise raise money and charge all or any part of our property as security for the borrowings and to create and issue bonds, notes or other securities which may be charged on the property, undertaking and revenue of the Corporation or any part thereof. We may exercise such powers to provide us with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes and paying interest, premium or other charge on such money or repaying sums to the Government. Our long term local currency and foreign currency ratings were upgraded in February 2001 by Standard & Poor’s Rating Group, a division of McGraw-Hill, Inc., from A+ to AA- and A to A+, respectively. With respect to our required debt financing for West Rail Phase I and the East Rail Extensions, we have developed a borrowing strategy designed to diversify funding sources and reduce financing costs. We have developed the following potential funding sources:

•
In June 2000, we signed a US$42 million export credit loan facility with the Export Development Canada (formerly known as Export Development Corporation of Canada). This facility, with a 12-year maturity will provide financing for the purchase of a train control and signaling system for West Rail Phase I. This facility bears interest at a floating rate at a margin over LIBOR and the loans are repayable in 17 semi-annual installments commencing in May 2004 or the seventh month after the date of final delivery of the equipment, whichever is earlier. As of December 31, 2001, we had completed drawdowns totaling US$10.7 million under this facility.

•
In March 2000, we launched a US$1 billion in principal amount of 8% notes due in 2010 (the “Notes”). The Notes are unsecured senior obligations of KCRC and rate equally with all of our other unsecured senior indebtedness.

•
In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility will be made available for payments to the Itochu-Kinki-Kawasaki Consortium for the design, manufacture, supply, testing and commissioning of electric multiple unit trains for both the West Rail Phase I and the East Rail. One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest at a floating rate at a margin over LIBOR. The loans are payable in 17 equal semi-annual installments commencing in April 2003. As of December 31, 2001, we had completed drawdowns totaling US$102.1 million under this facility.

•
In June 1999, we launched a US$1.5 billion Euro medium term note program under which we may issue notes in any currency and maturities as we may agree with dealers. In January 2000 the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July and November 1999, we issued US$1 billion in principal amount of 7.25% notes due 2009 and US$50 million in principal amount of 7.77% notes due 2014, respectively, under this program.

•
In April 1999, we launched a HK$10 billion note issuance programme under which we may issue debt securities in Hong Kong dollars with maturities ranging from one month to ten years at floating or fixed rates. In December 2001, we terminated this programme under which no issuance has ever been made.

We are currently considering various borrowing and funding sources for the Shatin to Central Link, for which we expect to borrow substantially to meet the estimated project cost of HK$30.3 billion.

Investments

Our Managing Board has adopted a set of guidelines governing the investment of resources intended to regulate our credit risk exposure as well as currency exposure. Currently, all our investments must be in HK dollars or US dollars or hedged into these currencies. As of December 31, 2001, our cash, investments and deposits with banks were HK$34,225 million (US$4,388.9 million) after investment of the net proceeds of the US$1 billion in principal amount of the Notes we issued in March 2000, US$1 billion in principal amount of 7.25% notes due 2009 we issued in July 1999 and US$50 million in principal amount of 7.77% notes due 2014 we issued in November 1999. Of such HK$34.2 billion, over HK$14.8 billion of our investments were in bank deposits and certificates of deposit, and over HK$25.3 billion of our investments were in obligations (or with institutions) rated in the top two rating categories of recognized international rating agencies. As of December 31, 2001, over HK$24.8 billion represented HK dollar obligations.

Working Capital

Our working capital was HK$2,187 million (US$280.5 million) as of December 31, 2001. Our need for operational working capital is limited, as our operating expenses are primarily funded through passengers fares paid on a current basis. We believe that our cash investments will provide us with sufficient liquidity to fund capital costs for West Rail Phase I and the East Rail Extensions through 2002.

Trend Information

Fare revenue is expected to grow steadily in 2002. The East Rail domestic passenger traffic is expected to meet our target growth rate but the growth rate for cross boundary passenger traffic may be slightly below that of 2001. The fare revenue of Light Rail is expected to increase towards the end of 2003 when the extensions to Tin Shui Wai are open for service and when West Rail commences operations and the Light Rail becomes a major feeder to West Rail in North-western New Territories. We did not raise our fare in the last four years. The implementation of our fare increase announced in June 2001 has been postponed by our Managing Board in February 2002. Our fare revenue would be affected by our decision to raise fare. Breakbulk freight traffic is expected to remain at its current levels since more and more customers now prefer to use containers which are more secure and cheaper in price. Revenue from property ownership and management in 2002 is expected to be higher than 2001 due to higher income generated from station shops.

Early in 2001 the Government invited the Corporation and the MTRC to make proposals for the Shatin to Central Link, and the Corporation to make proposals for the Kowloon Southern Link. In anticipation of this the Corporation created a New Railway Projects Division in October 2000, headed by a Director whose task will be to supervise the preparation of the feasibility studies with respect to these projects. We employed a number of engineering and financial consultants to assist us in conducting the studies. In July 2001, we submitted two project proposals to the Government for the design, construction, operation and financing of the Shatin to Central Link and the Kowloon Southern Link. Since the Government recently awarded us the Shatin to Central Link, we expect that there would be significant impact on our liquidity, capital resources and financing requirements in the next seven years. If the Government awards the Kowloon Southern Link project to the Corporation, it will have further impact on our liquidity, capital resources and financing requirements in the future.

On July 30, 2001, the appeal board’s found in favor of the DEP and upheld its decision to refuse to issue an environmental permit to us with respect to the construction of the Lok Ma Chau spur line which is to be an extension of East Rail. As a result of the appeal board’s decision, we announced a revised tunnel and viaduct scheme for the Lok Ma Chau spur line in September 2001. On November 30, 2001, we submitted a new environmental impact assessment report to the DEP for the revised scheme and it was approved with conditions by the DEP. In March 2002, we submitted a formal application for an environmental permit which was subsequently issued by the DEP in April 2002. As required by the environmental permit, we will set up an environmental committee before construction commences to oversee the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

On June 14, 2002, the Chief Executive of Hong Kong approved our proposal for the Lok Ma Chau spur line. Construction of the Lok Ma Chau spur line is expected to start in the fourth quarter of 2002 for completion in 2007. The 7.4-kilometer Lo Ma Chau spur line will be funded by the Corporation at a cost of approximately HK$10 billion in 2002 prices.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

We are overseen by our Managing Board. Before the enactment of KCRC (Amendment) Ordinance on December 24, 2001, the Managing Board comprised a Chairman and Chief Executive and eight other members. The KCRC (Amendment) Ordinance provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of the Corporation. The Chief Executive Officer is responsible for the day-to-day management and operation of the Corporation, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of the Corporation.

As a result of the amendment, the Managing Board comprises a new Chairman, the Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by the Corporation subject to the prior approval of the Chief Executive of Hong Kong. The Chairman and eight other members of our Managing Board do not have service contracts with the Corporation and do not have benefits upon termination of appointment.

Several committees have been formed to supervise specific aspects of the Corporation’s operations, namely, Finance Committee, Audit Committee, Committee on Senior Executive Remuneration, Property Development Committee and New Railway Projects Steering Committee.

The present members of the Managing Board together with their principal outside functions, if any, and of senior management are as follows:

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Michael Tien, BBS, JP(2)(3)(5)(6) Chairman	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, and Chairman of the Privatisation Sub-group of the Business Advisory Group, Vice Chairman of the Employee Retraining Board, Member of the Education Commission and the Task Force on Employment	2001	23 December 2003

K.Y. Yeung, CBE, JP(1)(2)(6) Chief Executive Officer (Chairman and Chief Executive from 24 December 1996 to 23 December 2001)	Member of the Advisory Board of the Hong Kong Red Cross Society, Member of the Long Term Housing Strategy Advisory Committee, Director of the Community Chest of Hong Kong and Chairman of the Hong Kong Vocational Training Council	1996	23 December 2003

Vincent H.C. Cheng, OBE, JP(1)(2)(5)(6)	Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Vice Chairman and Chief Executive of Hang Seng Bank Limited, Director of Great Eagle Holdings Ltd. and Chairman of Process Review Panel for the Securities and Futures Commission	1997	15 November 2002

Tim S.M. Chung, GBS, JP (2)(3)(4)(6)	Member of the Hong Kong Special Administrative Region Executive Council, Chairman of the Hong Kong Housing Society, Member of Long Term Housing Strategy Advisory Committee and Treasurer of the City University of Hong Kong	1997	15 November 2002

Denys E. Connolly, OBE, JP (1)(2)(4)	None	1990	23 December 2002

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Keith H.K. Lam, OBE, JP(1)(2)	Chairman of Lai Bick Construction & Investment Co. Ltd., Vice-Chairman of China Fair Land Holdings Ltd., Director of Wah Ha Realty Co Ltd., Chairman of Hong Kong Buddhist Hospital, Vice-Chairman and Secretary of Hong Kong Buddhist Association, Supervisor of Buddhist Mau Fung Memorial College and Buddhist Chi Hong Chi Lam Memorial College, Director of Buddhist Li Chong Yuet Ming Nursing Home for the Elderly, Vice-Chairman of Institute of Securities Dealers Ltd. and Management Board Member of the Chinese Permanent Cemeteries and Member of Social Welfare Advisory Committee	1998	23 December 2002

Edmond T.C. Lau, JP(2)(5)	Director of Rightlux Ltd., Wise Eagle Holdings Ltd., Wise Eagle Investment Ltd. and Hong Kong Affairs Adviser to the People’s Republic of China	1996	14 January 2003

Vincent W.S. Lo, JP(2)	Senior Partner, Gallant Y.T. Ho & Co., Director of BOC China Fund Ltd., GZITIC Hualing Holdings Ltd., and Shanghai Commercial Bank Trustee Ltd., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee and Member of the Advisory Council on Aids, the Consumer Legal Action Fund Management Committee, the Inland Revenue Appeal Board, the Red Cross Council and the Lotteries Fund Advisory Committee and Chairman of the Social Welfare Service Quality Assessment Review Board	1999	23 December 2002

Paul K.W. Tang, JP (2)	Secretary for Transport (Acting), the Government of the Hong Kong Special Administrative Region (ex officio)	2002	No expiry

Denise C.Y. Yue, GBS, JP(2)(3)(4)(6)	Secretary for the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio)	1998	No expiry

(1)
The abbreviation ‘‘CBE’’ means Commander of the Most Excellent Order of the British Empire and the abbreviation ‘‘OBE’’ means Officer of the Most Excellent Order of the British Empire. These titles and honors are awarded by the British monarch.

(2)
The abbreviation ‘‘JP’’ means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(3)	The abbreviation “GBS” means Gold Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

(4)	Member of Audit Committee.
(5)	Member of Senior Executive Remuneration Committee.
(6)	Member of Finance Committee.

One member of our Managing Board is affiliated with The Hongkong and Shanghai Banking Corporation Limited. Vincent H.C. Cheng is the Vice-Chairman of Hang Seng Bank Limited, which is 62% owned by The Hongkong and Shanghai Banking Corporation Limited.

Members of Senior Management	Position	Position Held Since
K.Y. Yeung, CBE, JP(1)(2)	Chief Executive Officer (Chairman and Chief Executive from 24 December 1996 to 23 December 2001)	2001
James Blake, OBE, JP(1)(2)	Senior Director, Capital Projects	1997
Samuel M.H. Lai	Senior Director, Finance and Management (Director since 1991)	2000
K.K. Lee	Director, East Rail Extensions (Director since 1997)	1999
Ian M. Thoms	Director, West Rail	1998
Jonathan H.G. Yu, JP(2)	Director, Light Rail	1989
Daniel C. Lam, BBS, JP(2)(3)	Director, Property	2000
Kenneth K. S. Leung, SBS(3)	Director, New Railway Projects	2000
Y. T. Li	Director, East Rail (Deputy Director, East Rail since 1999)	2001
David A. Fleming	Company Secretary	1997

(1)
The abbreviation ‘‘CBE’’ means Commander of the Most Excellent Order of the British Empire and the abbreviation ‘‘OBE’’ means Officer of the Most Excellent Order of the British Empire. These titles and honors are awarded by the British monarch.

(2)
The abbreviation ‘‘JP’’ means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(3)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong.

Compensation

The aggregate compensation paid by us to all members of the Managing Board and senior management as a group for 2001 was HK$43 million (US$5.5 million). No amounts were set aside or accrued by us during 2001 to provide retirement or severance benefits for members of the Managing Board except for the Chief Executive Officer.

Managing Board Practices

The three standing committees in the area of audit, finance and compensation are as follows:

The Corporation’s Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. The Finance Committee deals with the investment of surplus funds and advises the Managing Board on our strategies for the financing of future major capital projects. Members of the Finance

Committee are Vincent H.C. Cheng, Tim S.M. Chung, Denise C.Y. Yue, K.Y. Yeung and Michael Tien. This committee is chaired by Mr. Vincent H.C. Cheng.

The Audit Committee reviews our annual accounts prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal and external auditors. Members of the Audit Committee are Tim S.M. Chung, Denys E. Connolly and Denise C.Y. Yue. This committee is chaired by Mr. Denys E. Connolly.

The Committee on Senior Executive Remuneration reviews and makes recommendations to the Managing Board with respect to the appointments and terminations of appointment and remuneration of Directors, and the remuneration and terminations of appointments of senior executives. It also recommends to the Managing Board the appropriate levels of pay for all staff. Members of the Committee on Senior Executive Remuneration are Michael Tien, Edmond T.C. Lau and Vincent H.C. Cheng. This committee is chaired by the Chairman of the Corporation.

Employees

We employed 5,170 total full-time staff as of December 31, 2001. We had approximately 1,428 contract staff, generally with a contract term of two years, hired for West Rail Phase I and East Rail Extensions projects. Staffing levels have increased at an accelerated pace during the last three years to meet additional manpower requirements of West Rail Phase I and East Rail Extensions. We hired 587 new staff in 2001, including 202 for the West Rail Division and 118 for the East Rail Extensions Division. Of a total of approximately 1,700 operating staff, approximately 764 belong to either the Railway Workers Union, carried over from when the Kowloon-Canton Railway was operated by the Government, or the operating staff union. Union membership is not compulsory at KCRC and there has never been any union contract in effect since we were formed. We recognize the two unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation. We have not experienced any organized labor disputes since KCRC was formed.

Our Human Resource Department continuously analyzes, improves and synchronizes our human resources planning and practices with our business needs. We emphasize the importance of training and development, and endeavour to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet our current and anticipated needs. We believe that our relations with our employees are good, and we regularly consult with our employees when formulating staff policies. Employee turnover in 2001 was approximately 5.7%. To address a potential shortage in engineering and maintenance staff for various capital projects when they come into operation, we have commenced a program of early recruitment and intensive training, as well as identifying opportunities for internal promotion among our existing technical staff. In 2001, our graduate trainee scheme was expanded to include both engineering and non-engineering graduates.

Item 7.    Major Shareholders And Related Party Transactions

Major Shareholder

The Government is our sole shareholder. As of June 18, 2002, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of the Corporation, which represents 100% of our total shares outstanding.

The Government has given us support through close cooperation in our network development and equity injections. Under the KCRC Ordinance, the Government may direct us to declare and pay dividends up to our entire profit, after some allowances, in any given fiscal year.

Related Party Transactions

Transactions

    Entrustment Agreements

We have entered into entrustment agreements with the Government in respect of certain public infrastructure works and other works along the routes of the West Rail Phase I and East Rail Extensions, under which we have agreed to carry out works on behalf of the Government in return for periodic reimbursements based on the work completed.

    Lo Wu Terminal Building Stage III

We acquired the Lo Wu Terminal Building Stage III from the Government at a cost of HK$474 million in 2001. This transaction was reflected in a Deed of Vesting executed on January 2, 2002.

    Investments in Debt Securities Issued by the Government

We have made investments in debt securities issued by the Government and Government-owned entities in Hong Kong with a total market value of HK$479 million as at December 31, 2001. Interest income derived from these debt securities in 2001 amounted to HK$19 million.

    Octopus Cards Limited

In January 2001 we entered into a service agreement with our associate, Octopus Cards Limited (formerly known as Creative Star Limited), in order to formalize the existing arrangement for the provision of services to each other relating to the use of Octopus cards. Under the service agreement we will continue to accept the use of Octopus cards for payment of fares, and to provide add-value, refund and other ancillary services to Octopus Cards Limited.

We also signed in January 2001 a new shareholders’ agreement by which we sold 1,092,000 shares in Octopus Cards Limited to KMB Public Bus Services Holdings Limited, reducing our shareholding from 24.7% to 22.1%. During the year, we made payments to Octopus Cards Limited amounting to HK$29 million in respect of transaction and interchange fees for handling of Octopus tickets. These payments were made based on the usage of and revenue generated from Octopus tickets. No other charges were made or incurred by us in respect of the administration of the Octopus Cards system. We received HK$6 million from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus tickets.

    Loans

On February 24, 2000, we entered into a shareholding agreement with the Government for the formation of a sub-group of the Corporation under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail Phase I route. The issued share capital of WRPDL comprises 51 ordinary “A” shares and 49 ordinary “B” shares, which are held by us and the Government respectively. The ordinary “A” shares are not entitled to any distribution by WRPDL other than a return of capital, and the ordinary “B” shares are entitled to all dividends declared by WRPDL and a return of capital.

All costs incurred or to be incurred in relation to the West Rail property developments are to be funded by loans from us to WRPDL bearing interest at an annual rate of 1% plus our average cost of funds in the preceding year. To the extent that WRPDL is unable to repay the loan, the Government shall seek the necessary authority to reimburse costs incurred by us. The Government has also undertaken to indemnify us against all liabilities properly incurred by us in relation to such property developments.

Subsidiaries of WRPDL have been formed to handle each of the property developments along the West Rail Phase I route whereby the Government will receive the profits, if any, from each development and we will earn management fees. For a list of these subsidiaries, see “Item 4. Information on the Corporation—Organizational Structure.”

No member of the Managing Board or the Senior Management, or any officer of KCRC is or was during the last three years indebted to us.

Item 8.    Financial Information

See “Item 17. Financial Statements” and pages F-1 through F-49.

Legal Proceedings

We are not party to any legal or arbitration proceedings which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations. The Corporation instituted an appeal against the decision of the DEP on October 18, 2000 to refuse to issue an environmental permit with respect to the construction of the Lok Ma Chau spur line which is to be an extension of East Rail. The hearing of the appeal commenced on April 10, 2001. On July 30, 2001, the appeal board found in favor of the DEP. On November 30, 2001, we submitted a new environmental impact assessment report to the DEP for the revised scheme, which was approved with conditions. In March 2002, we submitted a formal application for an environmental permit which was subsequently issued by the DEP in April 2002. As required by the environmental permit, we will set up an environmental committee before construction commences to oversee the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

Dividend Policy

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year.

The Government has decided to forego a dividend in 2001, electing instead to allow our profits to be deployed towards meeting the cost of building West Rail Phase I and East Rail Extensions. Since January 1, 1995, we have made one dividend payment of HK$300 million, representing 9.75% of our 1996 profit after taxation.

Significant Changes

Before the enactment of KCRC (Amendment) Ordinance on December 24, 2001, the Managing Board comprised a Chairman and Chief Executive and eight other members. The KCRC (Amendment) Ordinance provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of the Corporation. The Chief Executive Officer is responsible for the day-to-day management and operation of the Corporation, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of the Corporation. As a result of the amendment, the Managing Board comprises a new Chairman, the Chief Executive Officer and eight other members.

On June 14, 2002, the Chief Executive of Hong Kong approved our proposal for the Lok Ma Chau spur line. Construction of the Lok Ma Chau spur line is expected to start in the fourth quarter of 2002 for completion in 2007.

Item 9.    Listing

Listing Details

The stock of KCRC is not listed on any market.

Markets

The principal trading markets for the Notes are the Hong Kong Stock Exchange, traded as selectively marketed debt securities (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), the New York Stock Exchange and the London Stock Exchange.

Item 10.    Additional Information

Organization and Register

We are a statutory corporation established in Hong Kong by the KCRC Ordinance. We are registered in the Hong Kong Companies Business Registry and our Business Registration Certificate No. is 08371001-000-12-99-3.

We were established in 1982 by the KCRC Ordinance and are empowered to undertake activities specified therein. We operate, extend and improve railways in Hong Kong. We took over from the Government the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the north-western New Territories and, in 1988, started to operate the Light Rail system.

The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1998 expanded our powers by permitting us to construct and operate any other railway that the Secretary for Transport may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of the Corporation.

Corporate Governance

We are overseen by our Managing Board. The Managing Board comprises a Chairman, a Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by the Corporation subject to the prior approval of the Chief Executive of Hong Kong. Several committees have been formed to supervise specific aspects of the Corporation’s operations, namely, Finance Committee, Audit Committee, Committee on Senior Executive Remuneration, Property Development Committee and New Railway Projects Steering Committee. Pursuant to the enactment of the KCRC (Amendment) Ordinance in December 2001, the functions and duties of the Chairman were separated from those of the Chief Executive Officer by creating the office of Chief Executive Officer of the Corporation. The Chief Executive Officer is responsible for the day-to-day management and operation of the Corporation, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of the Corporation. The Board General Standing Orders and Rules of Conduct for Corporation Business govern the proceedings of the Managing Board.

The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by the Corporation or a subsidiary of the Corporation which is brought up for consideration by the Corporation must disclose the nature of his interest at a meeting of the Corporation. The disclosure shall be recorded in the minutes of the Corporation, and the member shall not without the permission of the Chairman take any part in any deliberation of the Corporation with respect to that contract and shall not in any event vote on any question concerning it.

Under the KCRC Ordinance, the Corporation may, as it thinks fit, borrow or otherwise raise money and charge all or any part of its property as security. The Corporation may also create and issue bonds, notes or other securities which may be charged on the property, undertaking and revenue of the Corporation. The Managing Board is the governing body of the Corporation with authority to exercise the power to borrow conferred upon it by the KCRC Ordinance.

The Financial Secretary of the Government determines the salaries or fees and allowances that the Corporation shall pay to the members of the Managing Board. The quorum of the Corporation shall be five. There is no provision in the KCRC Ordinance requiring retirement at a certain age. See “Item 6. Directors, Senior Management and Employees” for further information about our Managing Board.

Shares

The Government is our sole shareholder. There is no corporate or shareholder documents that set forth the voting rights of the shareholder or rights, preferences and restrictions with respect to our shares.

Under the KCRC Ordinance, the Financial Secretary of the Government may, after consulting the Corporation, increase the authorized capital of the Corporation. Shares in the authorized capital of the Corporation are allotted to the Government at par as required in writing by the Financial Secretary.

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year.

Pursuant to the Kowloon-Canton Railway (Increase in Authorized Capital) Order 2001 effective on March 2, 2001, the authorized capital of the Corporation was increased from HK$34,000,000,000 divided into 340,000 shares of HK$100,000 each to HK$42,500,000,000 divided into 425,000 shares of HK$100,000 each.

On March 2, 2001, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government at par, being the equity injection money received from the Government for the construction of the TST Extension and Ma On Shan Link.

Material Contracts

On January 13, 2000, the Corporation and Alcaltel CGA Transport entered into a Railway Systems Contract (DB-1650) for the coordination and installation of the automatic ticketing vending machines and the add value machines for the West Rail and East Rail extensions. The contractor agrees to execute the construction and the Corporation covenants to pay to the contractor the contract sums in accordance with the contract. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

On January 18, 2001, the Corporation and Maeda Corporation entered into a Civil Construction Contract (TCC-400) for the construction of the Tai Wai station included in the East Rail Extensions. The contractor agrees to execute the construction and the Corporation covenants to pay to the contractors the contract sums in accordance with the contract. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

On January 18, 2001, the Corporation and NECSO Entrecanales Cubiertas, S.A. and China State Construction Engineering Corporation entered into a Civil Construction Contract (TCC-200) for the construction of a railway from Tai Wai to Shek Mun included in the East Rail Extensions. The contractors agree to execute the construction and the Corporation covenants to pay to the contractors the contract sums in accordance with the contract. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

On January 18, 2001, the Corporation and NECSO Entrecanales Cubiertas, S.A. and China State Construction Engineering Corporation entered into a Civil Construction Contract (TCC-300) for the construction of a railway from Shek Mun to Lee On included in the East Rail Extensions. The contractors agree to execute the construction and the Corporation covenants to pay to the contractors the contract sums in accordance with the contract. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

On January 18, 2001, the Corporation and Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd. entered into a Electric Multiple Units Contract (SP-1950) for the procurement of EMUs for the Ma On Shan Link. Under the terms and conditions of the contract, the contractors have agreed to manufacture, deliver and commission into service railway rolling stock consisting of EMUs for use on the Ma On Shan Link. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated January 16, 2001, the Corporation accepted the tender submitted by Gammon Construction Limited for the construction of the Tai Wai Depot (TCC-500) included in the East Rail Extensions. Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Articles of Agreement, Form of Tender, Drawings and Specification. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated January 19, 2001, the Corporation accepted the tender submitted by Leighton Contractors (Asia) Ltd. for the construction of permanent way, traction power and overhead line system for the connection between the Light Rail system and West Rail Phase 1 (CC-230). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Articles of Agreement, Form of Tender, Drawings and Specification. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated March 9, 2001, the Corporation accepted the tender submitted by Gammon Construction Limited and Nishimatsu Construction Co., Ltd. for the construction of the East Tsim Sha Tsui station included in the East Rail Extensions (HCC-300). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated March 9, 2001, the Corporation accepted the tender submitted by Gammon Construction Limited for the construction of a tunnel between Hung Hom and Tsim Sha Tsui included in the East Rail Extensions (HCC-301). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated March 9, 2001, the Corporation accepted the tender submitted by Gammon Construction Limited and Nishimatsu Construction Co., Ltd. for the construction of a pedestrian subway to MTR Tsim Sha Tsui station included in the East Rail Extensions (HCC-302). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated March 21, 2001, the Corporation accepted the tender submitted by Foxboro Australia Pty Limited for the installation of integrated control and communications systems for the East Rail Extensions (DB-1550). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated April 11, 2001, the Corporation accepted the tender submitted by Siemens Limited for the supply and installation of communications systems software for the stations and depots included in the East Rail Extensions (DB-1552). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated April 25, 2001, the Corporation accepted the tender submitted by Alcaltel Canada Inc. for the installation of signalling and train control equipment for the Ma On Shan Link, which includes the main line and Tai Wai depot included in the East Rail Extensions (DB-1320). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated April 25, 2001, the Corporation accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd., Henryvicy Construction Company Limited and China Railway Construction Corporation for the construction of the East Rail Extension permanent way (CC-1850). The permanent way contract covers the track installation along the three East Rail Extensions (Ma On Shan Link, Lok Ma Chau spur line and TST Extension). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated July 20, 2001, the Corporation accepted the tender submitted by Siemens Limited for the supply and installation of a new signalling system for the existing Light Rail network and the interchanges between Light Rail and West Rail Phase I, which includes the extensions to Tin Shui Wai (DB-2040). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Deed of Vesting dated January 2, 2002 between the Corporation and Government. For a description, see “Item 7. Major Shareholders and Related Party Transaction—Related Party Transaction.”

Exchange Controls

Under existing Hong Kong law, (1) there are no foreign exchange controls or other laws, decrees or regulations that affect the remittance of interest or other payments on the Notes to U.S. residents and (2) there are no limitations on the rights of non-resident or foreign owners to hold the Notes. The Basic Law provides that no foreign exchange control policies are to be applied in Hong Kong.

Taxation

The following summary of the material Hong Kong and United States federal income tax consequences of beneficial ownership of the Notes is based upon laws, regulations, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect on the date of this Annual Report. Subsequent legislative, judicial or administrative changes or interpretations may be retroactive and could affect these tax consequences.

Your tax treatment as a holder of Notes may vary depending upon your particular situation, and you may be subject to special rules not discussed below. State, local and foreign (other than Hong Kong) tax consequences of ownership and disposition of the Notes are not discussed.

You should consult your own tax advisors about the particular tax consequences of the ownership and disposition of a Note, including the applicability and effect of any state, local or foreign tax laws.

Hong Kong Taxation

Under Hong Kong law as in effect on the date of this Annual Report, neither we nor any paying agent will be required to declare or withhold any Hong Kong taxes in respect of payments on the Notes. The Notes are not subject to Hong Kong stamp duty upon issue or of any subsequent transfer, provided that the Notes are not repayable in any circumstances in the currency of Hong Kong or provided that the Notes do not:

(a)	carry a right of conversion into stock or to the acquisition of any stock (as defined in the Stamp Duty Ordinance (Cap. 117 of the Laws of Hong Kong)); or

(b)
carry (or did not carry) a right to interest the amount of which (i) exceeds a reasonable commercial return on the nominal amount of the capital; or (ii) falls or has fallen to be determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(c)
carry a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable in respect of a similar nominal amount of capital under the terms of issue of loan capital listed on The Stock Exchange of Hong Kong Limited.

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business, excluding profits arising from the sale of capital assets. Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) as it is currently applied, interest on the Notes may be deemed to be arising in or derived from Hong Kong from a trade, profession or business carried on in Hong Kong in the following circumstances:

•	interest on the Notes is derived from Hong Kong and is received by or accrues to a company carrying on a trade, profession or business in Hong Kong; or

•
interest on the Notes is derived from Hong Kong and is received by or accrues to a person, other than a company, carrying on a trade, profession or business in Hong Kong and is in respect of the funds of the trade, profession or business; or

•
interest on the Notes is received by or accrues to a financial institution, as defined in the Inland Revenue Ordinance, and arises through or from the carrying on by the financial institution of its business in Hong Kong.

Except for a treaty on the avoidance of double taxation on shipping profits, Hong Kong is not party to any income tax treaty with the United States.

This summary of Hong Kong taxation is of general nature only and is based on Hong Kong law in effect on the date of this Annual Report. You are urged to consult your own tax advisors about the particular consequences of holding the Notes.

United States Taxation

The discussion addresses only the material U.S. federal income tax consequences under present law to U.S. Holders (as defined below) who purchased the Notes. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of their individual circumstances or to certain types of holders subject to special treatment, such as certain financial institutions, insurance companies, tax-exempt organizations, dealers, traders in securities who elect to mark to market, or persons who hold the Notes as part of a hedging transaction, straddle, conversion or other integrated transaction.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is:

A citizen or resident of the United States;

•	a corporation, partnership or other business entity created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or that has otherwise validly elected to be treated as a U.S. person.

The term “Non-U.S. Holder” means any holder that is not a U.S. Holder.

Taxation of U.S. Holders

Interest paid on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of tax accounting. The Notes were issued at par and, accordingly, the Notes were not treated as having original issue discount. Interest income generally will be from sources outside the United States for purposes of the foreign tax credit limitation.

Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the Holder’s adjusted tax basis in the Note. The amount realized does not include any amount attributable to accrued interest, which will be taxed as interest income. A U.S. Holder’s adjusted tax basis in a Note will generally equal the cost of the Note reduced by any principal payments received by the holder.

Gain or loss realized on the sale, exchange or retirement of a Note will be capital gain or loss. U.S. Holders should consult their tax advisors about U.S. federal income tax treatment of capital gain or loss. Gain and loss, other than loss attributable to accrued but unpaid interest, generally will be U.S. source gain or loss for purposes of the foreign tax credit limitation.

Taxation of Non-U.S. Holders

Interest on a Note paid to a Non-U.S. Holder generally will not be subject to United States income or withholding tax if the interest is not effectively connected with the holder’s conduct of a trade or business in the United States. Gain realized by a Non-U.S. Holder on the sale, exchange or retirement of a Note will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States; or

•	the holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments in respect of Notes and proceeds from the disposition of the Notes may be subject to information reporting to the United States Internal Revenue Service and to U.S. backup withholding tax up to a maximum rate of 31% (subject to reduction through 2006). Backup withholding will not apply, however, if you furnish a correct taxpayer identification number or certificate of foreign status or are otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a Non-U.S. Holder will provide such certification on Form W-8 BEN.

This summary of United States federal income tax is based on the law in effect on the date of this Annual Report. State, local and foreign tax treatment may differ from the U.S. federal income tax treatment discussed in this summary. You are urged to consult your own tax advisors about the particular tax consequences of the ownership and disposition of a Note and the applicability and effect of any state, local or foreign tax laws.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Securities and Exchange Commission. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at Suite 900, 175 W. Jackson Boulevard, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279. You may also obtain copies of such material by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information submitted by us to the Commission may be accessed through this web site.

We will furnish our audited annual financial statements, unaudited semi-annual financial statements and certain other reports to the trustee under the indenture. As long as any of the Notes are outstanding, we will continue to file with the Commission and provide to the trustee under the indenture and, upon request, to the holders of the Notes (1) annual reports on Form 20-F, including annual audited financial statements with a reconciliation to US GAAP with an opinion thereon by an independent public accountant with respect to the relevant year, and (2) interim reports on Form 6-K, including unaudited financial statements for each of the first six months of each fiscal year. You may inspect and copy these reports, when so filed, at the public reference facilities maintained by the Commission at the addresses noted above.

Item 11.    Quantitative and Qualitative Disclosures about Market Risks.

We have managed interest rate and foreign exchange risks of our investment securities portfolio and debt instruments by adjusting both the maturity structure of the portfolio and the amount of floating interest rate and foreign currency-denominated securities and debt instruments. In addition, we employ off-balance sheet derivative instruments such as interest rate swaps, cross currency swaps and foreign exchange contracts to reduce or eliminate interest rate and foreign exchange risks associated with changing cash flows and market interest rate and foreign exchange movements. Interest rate risk occurs when interest rate sensitive assets and debts do not reprice simultaneously and in equal magnitude.

Our Finance Committee is responsible for overseeing our interest rate and foreign exchange risk management process and recommending policies regarding interest rate and foreign exchange exposures for approval by our Managing Board. Adherence to these policies is monitored by our finance division on an ongoing basis.

The following presents information regarding our market risk exposures as of December 31, 2001. References in the following tables to “AUD” are to the Australian dollar, “CAD” are to the Canadian dollar, “CHF” are to the Swiss Franc, “DEM” are to the Deutsche Mark, “DKK” are to the Danish Krone, “EUR” are to the Euro, “GBP” are to the Pound Sterling, “NLG” are to the Dutch Guilder, “SEK” are to the Swedish Krona, and “NZD” are to the New Zealand dollar.

Interest Rate Risk

For investment securities and debt instruments, the following tables present principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 2000 and 2001. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ actual cash flows are denominated in the currencies indicated below.

	As of December 31, 2001 Expected Maturity Date								As of December 31, 2000
	2002	2003	2004	2005	2006	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in millions)
Investment securities:
Fixed rate:
Principal amount (HK$)	13,308	4,397	50	—	—	—	17,755	18,168	16,804	17,111
Average interest rate	6.2%	6.4%	5.5%
Principal amount (US$)	5,371	2,514	—	—	—	—	7,885	8,110	8,623	8,757
Average interest rate	6.5%	7.3%
Principal amount (AUD)	—	—	—	—	—	—	—	—	100	80
Average interest rate
Principal amount (CAD)	337	—	—	—	—	—	337	349	26	26
Average interest rate	6.1%
Principal amount (DKK)	—	—	—	—	—	—	—	—	37	30
Average interest rate
Principal amount (EUR)	76	—	—	—	—	—	76	76	326	310
Average interest rate	5.6%
Principal amount (GBP)	—	—	—	—	—	—	—	—	293	262
Average interest rate
Principal amount (NZD)	—	—	—	—	—	—	—	—	302	240
Average interest rate
Variable rate:
Principal amount (HK$)	540	—	—	—	—	—	540	541	716	716
Average interest rate	2.6%
Principal amount (US$)	156	—	—	—	—	—	156	156	16	16
Average interest rate	2.5%
Deposits:
Principal amount (HK$)		—	—	—	—	—	—	—	300	300
Average interest rate
Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	—	—	—	(8,188)	(8,188)	(8,815)	(8,190)	(8,480)
Average interest rate						7.4%
Global note
Principal amount (US$)	—	—	—	—	—	(7,798)	(7,798)	(8,798)	(7,800)	(8,432)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	—	—	—	(398)	(398)	(413)	(198)	(190)
Average interest rate						5.7%
Variable rate:
Export credit loan
Principal amount (US$)	—	(94)	(132)	(132)	(100)	(24)	(482)	(482)	(249)	(249)
Average interest rate		2.8%	2.8%	2.8%	2.8%	2.8%
Interest rate swaps(1):
Variable to fixed rate:
Notional amount (HK$)	1,950	—	—	—	—	—	1,950	(5)	1,560	—
Interest pay rate	3.7%
Interest receive rate	2.7%
Fixed to variable rate:
Notional amount (US$)	—	—	—	—	—	3,899	3,899	196	1,560	109
Interest pay rate						4.3%
Interest receive rate						7.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

Foreign Exchange Risk

The tables below provide information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The tables summarize information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the tables present principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 2000 and 2001. For foreign currency exchange agreements, the tables present notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2001 Expected Maturity Date								As of December 31, 2000
	2002	2003	2004	2005	2006	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in millions)
Investment securities:
Fixed rate:
US$
Principal amount	5,371	2,514	—	—	—	—	7,885	8,110	8,623	8,757
Average interest rate	6.5%	7.3%
AUD
Principal amount	—	—	—	—	—	—	—	—	100	80
Average interest rate
CAD
Principal amount	337	—	—	—	—	—	337	349	26	26
Average interest rate	6.1%
DKK
Principal amount	—	—	—	—	—	—	—	—	37	30
Average interest rate
EUR
Principal amount	76	—	—	—	—	—	76	76	326	310
Average interest rate	5.6%
GBP
Principal amount	—	—	—	—	—	—	—	—	293	262
Average interest rate
NZD
Principal amount	—	—	—	—	—	—	—	—	302	240
Average interest rate
Variable rate:
Principal amount	156	—	—	—	—	—	156	156	16	16
Average interest rate	2.5%
Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	—	—	—	(8,188)	(8,188)	(8,815)	(8,190)	(8,480)
Average interest rate						7.4%
Global note
Principal amount (US$)	—	—	—	—	—	(7,798)	(7,798)	(8,798)	(7,800)	(8,432)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	—	—	—	(398)	(398)	(413)	(198)	(190)
Average interest rate						5.7%
Variable rate:
Export credit loan
Principal amount (US$)	—	(94)	(132)	(132)	(100)	(24)	(482)	(482)	(249)	(249)
Average interest rate		2.8%	2.8%	2.8%	2.8%	2.8%

	As of December 31, 2001 Expected Maturity Date								As of December 31, 2000
	2002	2003	2004	2005	2006	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in millions)
Foreign exchange agreements:
Receive AUD/pay HK$	1.9	—	—	—	—	—	1.9	0.0	1.1	0.1
Average contractual exchange rate	3.9
Receive CHF/pay HK$	4.7	—	—	—	—	—	4.7	0.1	3.3	0.3
Average contractual exchange rate	4.6
Receive DEM/pay HK$	—	—	—	—	—	—	—	—	4.2	(0.1)
Average contractual exchange rate
Receive EUR/pay HK$	172.4	99.5	—	—	—	—	271.9	(6.7)	84.9	2.4
Average contractual exchange rate	7.1	7.0
Receive GBP/pay HK$	12.2		—	—	—	—	12.2	0.0	4.4	0.1
Average contractual exchange rate	11.3
Receive NLG/pay HK$	—	—	—	—	—	—	—	—	0.6	—
Average contractual exchange rate
Receive SEK/pay HK$	—	—	—	—	—	—	—	—	0.2	—
Average contractual exchange rate
Receive US$/pay HK$	310.2	—	—	—	—	—	310.2	1.7	1,136.0	1.9
Average contractual exchange rate	7.8
Receive HK$/pay GBP	—	—	—	—	—	—	—	—	78.9	5.3
Average contractual exchange rate
Receive US$/pay AUD	—	—	—	—	—	—	—	—	79.5	(4.6)
Average contractual exchange rate
Receive US$/pay CAD	363.0	—	—	—	—	—	363.0	5.8	25.7	(0.9)
Average contractual exchange rate	0.6
Receive US$/pay DKK	—	—	—	—	—	—	—	—	29.2	(3.4)
Average contractual exchange rate
Receive US$/pay EUR	256.4	—	—	—	—	—	256.4	6.7	296.9	(13.6)
Average contractual exchange rate	0.9
Receive US$/pay GBP	—	—	—	—	—	—	—	—	228.4	(6.5)
Average contractual exchange rate
Receive US$/pay NZD	88.5	—	—	—	—	—	88.5	(1.0)	230.6	(13.5)
Average contractual exchange rate	0.4
Receive AUD/pay US$	—	—	—	—	—	—	—	—	2.1	0.1
Average contractual exchange rate
Receive CAD/pay US$	10.3	—	—	—	—	—	10.3	(0.2)	—	—
Average contractual exchange rate	0.6
Receive DKK/pay US$	—	—	—	—	—	—	—	—	2.0	0.2
Average contractual exchange rate

	As of December 31, 2001 Expected Maturity Date								As of December 31, 2000
	2002	2003	2004	2005	2006	Thereafter	Total	Aggregate Fair Value(1)	Total	Aggregate Fair Value(1)
	(HK$ equivalent in millions)
Receive EUR/pay US$	176.9	—	—	—	—	—	176.9	0.5	—	—
Average contractual exchange rate	0.9
Receive GBP/pay US$	—	—	—	—	—	—	—	—	2.0	0.1
Average contractual exchange rate
Receive NZD/pay US$	88.4	—	—	—	—	—	88.4	0.9	—	—
Average contractual exchange rate	0.4
Currency Swap
Notional amount (Receive US$/ pay HK$)	—	—	—	—	—	11,284	11,284	(142.0)	11,284	(132.0)
Average interest rate						0.8%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

The expected maturity dates represent our estimate of the timing of required cash flows. The interest rate risk table assumes interest rates based on a market yield curve at year end. Although certain liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Actual future market conditions may differ materially from such assumptions. There was a significant increase in the market risk exposure from debt instruments due to the issue of the Notes. The market risk exposure from US dollar investments increased since the proceeds of the Notes were principally invested in US dollar fixed rate investment securities. In 2000, we entered into currency swaps to hedge the currency exposure of the Notes, resulting in a material change in the foreign exchange exposure from currency swaps.

Item 12.    Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.    Default, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    [Reserved]

Item 16.    [Reserved]

PART III

Item 17.    Financial Statements

See pages F-1 through F-49 incorporated herein by reference.

Item 18.    Financial Statements

The Corporation has responded to Item 17 in lieu of responding to this Item.

Item 19.    Exhibits

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).

*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).

*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).

*1.4	Board General Standing Orders and Rules of Conduct for Corporation Business.

1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.

*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.

**2.2	Instruments defining the rights of holders of the Corporation’s Medium Term Note Programme.

**†4.1	Railway Systems Contract (DB-1650) for installation of automatic revenue collection for the East Rail Extension dated January 13, 2000 between the Corporation and Alcatel CGA Transport.

**†4.2	Civil Construction Contract (TCC-400) for Tai Wai station dated January 18, 2001 between the Corporation and Maeda Corporation.

**†4.3
Civil Construction Contract (TCC-200) for railway from Tai Wai to Shek Mun dated January 18, 2001 between the Corporation and NECSO Entrecanales Cubiertas, S.A. and China State Construction Engineering Corporation.

**†4.4
Civil Construction Contract (TCC-300) for railway from Shek Mun to Lee On dated January 18, 2001 between the Corporation and NECSO Entrecanales Cubiertas, S.A. and China State Construction Engineering Corporation.

**†4.5
Railway Systems Contract for procurement (SP-1950) of Electric Multiple Units for Ma On Shan rail dated January 18, 2001 between the Corporation and Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd.

**†4.6	Civil Construction Contract for Tai Wai depot (TCC-500) dated January 16, 2001 between the Corporation and Gammon Construction Limited.

**†4.7
Civil Construction Contract (CC-230) for Light Rail permanent way and Light Rail traction power and overhead line system dated January 19, 2001 between the Corporation and Leighton Contractors (Asia) Limited.

**†4.8	Civil Construction Contract (HCC-300) for East Tsim Sha Tsui station dated March 9, 2001 between the Corporation and Gammon Construction Limited and Nishimatsu Construction Co. Ltd.

**†4.9	Civil Construction Contract (HCC-301) for Hung Hom to Tsim Sha Tsui tunnels dated March 9, 2001 between the Corporation and Gammon Construction Limited.

**†4.10
Civil Construction Contract (HCC-302) for pedestrian subway to MTR Tsim Sha Tsui station dated March 9, 2001 between the Corporation and Gammon Construction Limited and Nishimatsu Construction Co. Ltd.

**†4.11	Railway Systems Contract (DB-1550) for installation of integrated control and communications systems dated March 21, 2001 between the Corporation and Foxboro Australia Pty Limited.

**†4.12	Railway Systems Contract (DB-1552) for installation of station and depot communications systems dated April 11, 2001 between the Corporation and Siemens Limited.

**†4.13	Railway Systems Contract (DB-1320) for Ma On Shan signalling and train control equipment dated April 25, 2001 between the Corporation and Alcatel Canada Inc.

**†4.14
Civil Construction Contract (CC-1850) for East Rail Extension permanent way dated April 25, 2001 between the Corporation and Chun Wo Construction & Engineering Co., Ltd., Henryvicy Construction Company Ltd. and China Railway Construction Corporation.

**†4.15	Shareholding Agreement dated February 24, 2000 between the Registrant and The Government of the Hong Kong Special Administrative Region of the People’s Republic of China.

4.16	Deed of Vesting dated January 2, 2002 between the Corporation and Government of the Hong Kong Special Administration Region of the People’s Republic of China.

†4.17	Railway Systems Contract (DB-2040) for installation of Light Rail signalling system dated July 20, 2001 between the Corporation and Siemens Limited.

7.1	Computation of Ratios of Earnings to Fixed Charges (HK GAAP) as updated to December 31, 2001.

7.2	Computation of Ratios of Earnings to Fixed Charges (US GAAP) as updated to December 31, 2001.

8.1	Subsidiaries of the Registrant as of the end of the year: see “Item 4. Information on the Corporation—Organizational Structure.”

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)
†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE PAGE

Pursuant to the requirements of Sections 12 of the Securities Exchange Act of 1934, as amended, the Registrant, Kowloon-Canton Railway Corporation, certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 28, 2002	KOWLOON-CANTON RAILWAY CORPORATION

	By:	/s/ K.Y. YEUNG
K.Y. Yeung
Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF
KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements

Independent Auditors’ Report	F-2

Consolidated Profit and Loss Accounts for the years ended December 31, 1999, 2000 and 2001	F-3

Consolidated Statements of Recognized Gains and Losses for the years ended December 31, 1999, 2000 and 2001	F-4

Consolidated Balance Sheets as of December 31, 2000 and 2001	F-5

Consolidated Cash Flow Statements for the years ended December 31, 1999, 2000 and 2001	F-6

Notes to Audited Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

Members of the Managing Board
Kowloon-Canton Railway Corporation:

We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation and its subsidiaries (‘‘the Group’’) as of December 31, 2000 and 2001, and the related consolidated profit and loss accounts, statements of recognized gains and losses and cash flow statements for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated profit for each of the years in the three-year period ended December 31, 2001 and shareholder’s funds as of December 31, 2000 and 2001, to the extent summarized in note 40 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in note 3(z) to the consolidated financial statements.

/s/    KPMG

KPMG
Hong Kong
February 25, 2002

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	Year Ended December 31,
		1999	2000	2001	2001
		HK$	HK$	HK$	US$
		(in millions)
Revenue	5	4,426	4,731	4,797	615
Operating costs	5	2,875	2,830	2,885	370

Operating profit before net investment income	5	1,551	1,901	1,912	245
Net investment income	6	222	302	490	63

Profit after net investment income		1,773	2,203	2,402	308
Profit on property development	7	71	87	24	3
Share of profit/(loss) of associate		—	(1)	11	1

Profit before taxation		1,844	2,289	2,437	312
Taxation	8(a)	59	(1)	(1)	—

Profit after taxation	9	1,903	2,288	2,436	312
Transfer to development reserve	30	(71)	(87)	(24)	(3)

Retained profit for the year		1,832	2,201	2,412	309

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED STATEMENTS OF RECOGNIZED GAINS AND LOSSES

	Note	Year Ended December 31,
		1999	2000	2001	2001
		HK$	HK$	HK$	US$
		(in millions)
Surplus/(deficit) on revaluation of investment properties	31	(47)	11	(66)	(8)
Surplus/(deficit) on revaluation of investments in securities	32	(12)	22	131	17

Net gains/(losses) not recognized in the profit and loss account		(59)	33	65	9
Revaluation surplus transferred to profit and loss account on disposal of securities	32	(9)	(8)	(14)	(2)
Profit after taxation		1,903	2,288	2,436	312

Total recognized gains and losses		1,835	2,313	2,487	319

Adjustment against the retained profits as at January 1, 2001 shown in note 33 arising from the change in accounting policy as set out in note 4				225	29

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	Note	As of December 31,
		2000	2001	2001
		HK$	HK$	US$
		(in millions)
Assets
Fixed assets
—Investment properties	11	996	940	121
—Other property, plant and equipment	11	12,240	12,805	1,642

		13,236	13,745	1,763
Construction in progress	12	17,400	26,926	3,453
Deferred expenditure	13	1,104	4,210	540
Property under development	14	91	739	95
Interest in associate	16	16	23	3
Loan to subsidiary	17	602	1,316	168
Investments in securities	18	27,789	27,752	3,559
Stores and spares	19	171	186	24
Property held for resale	20	—	11	1
Interest receivable	21	886	709	91
Other receivables	22	508	428	55
Tax recoverable	8(b)	19	—	—
Cash and cash equivalents	23	8,597	6,473	830

		70,419	82,518	10,582

Liabilities
Interest payable	24	434	436	56
Other payables	25	1,527	2,490	319
Accrual for capital expenditure	26	2,493	2,694	346
Interest-bearing borrowings	27	16,395	16,831	2,158
Insurance provision	4	225	—	—
Deferred income	28	444	454	58

		21,518	22,905	2,937

Net Assets		48,901	59,613	7,645

Capital and Reserves
Share capital	29	31,120	39,120	5,017
Development reserve	30	6,417	6,441	826
Investment property revaluation reserve	31	242	176	23
Investment revaluation reserve	32	16	133	17
Retained profits	33	11,106	13,743	1,762

		48,901	59,613	7,645

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Year Ended December 31,
		1999	2000	2001	2001
		HK$	HK$	HK$	US$
		(in millions)
Operating activities
Net cash inflow from operations	36(a)	2,266	2,756	2,761	354
Net cash inflow/(outflow) from property development	36(b)	(2)	97	(350)	(45)

Net cash inflow from operating activities		2,264	2,853	2,411	309
Returns on investments and servicing of finance
Interest received		1,184	1,712	1,820	233
Interest paid		—	(915)	(1,250)	(160)
Financing expense paid		—	(42)	(70)	(9)

Net cash inflow from returns on investments and servicing of finance		1,184	755	500	64
Taxation
Hong Kong profits tax refunded/(paid)		(33)	(5)	18	2
Investing activities
Cash received/(placed) on deposit		(3,567)	4,120	1,296	166
Payments to acquire investments		(17,732)	(8,604)	(2,951)	(378)
Payments for capital expenditure
—West Rail project		(5,666)	(8,438)	(10,225)	(1,311)
—East Rail Extensions project		(195)	(597)	(2,636)	(338)
—purchase of fixed assets and other capital projects		(1,249)	(838)	(1,050)	(135)
Loan repaid by associate		—	—	3	—
Loan to associate		—	(7)	—	—
Receipt from disposal of shares in associate		—	—	4	1
Payment for purchase of shares in associate		—	(10)	—	—
Loan to subsidiary		—	(268)	(511)	(66)
Receipts from redemption of investments		838	3,814	3,468	445
Receipts from sale of investments		—	310	412	53

Net cash outflow from investing activities		(27,571)	(10,518)	(12,190)	(1,563)

Net cash outflow before financing		(24,156)	(6,915)	(9,261)	(1,188)
Financing
Net proceeds on drawdown of loans	36(c)	8,271	8,071	433	56
Proceeds of issue of share capital	36(c)	14,500	—	8,000	1,026
Amounts paid in respect of expenses for the issues of interest-bearing borrowings		(103)	(28)	—	—

Increase/(Decrease) in cash and cash equivalents		(1,488)	1,128	(828)	(106)
Cash and cash equivalents at January 1,		3,652	2,164	3,292	422

Cash and cash equivalents at December 31,		2,164	3,292	2,464	316

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	23(a)	38	56	31	4
Deposits with banks within 3 months of maturity when placed	23(a)	2,126	3,236	2,433	312

		2,164	3,292	2,464	316

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

December 31, 1999, 2000, 2001

1    Establishment of the Corporation

The Kowloon-Canton Railway Corporation (“the Corporation”) was incorporated under the Kowloon-Canton Railway Corporation Ordinance (“the Ordinance”) on December 24, 1982 to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway and to construct and operate a Light Rail Transit System in the North-Western New Territories of Hong Kong.

The assets, rights and liabilities of the then existing railway were vested in the Corporation on February 1, 1983 in accordance with Section 7 of the Ordinance.

The Kowloon-Canton Railway Corporation (Permitted Activities) Order 1996 came into operation on February 17, 1996. It enabled the Corporation to plan, design and prepare for the construction of a new railway system in the North-Western New Territories (“the West Rail”) and pursuant to an amendment to the Kowloon-Canton Railway Corporation Ordinance which came into effect on April 3, 1998, the Corporation’s powers are extended to permit it to construct and operate additional railways.

2    Principal activities

The principal activities of the Corporation are the operation of East Rail domestic passenger, cross-boundary passenger and freight traffic; the operation of the Light Rail system; the development of associated ancillary commercial activities; the development of property; the operation of feeder bus services; the construction and subsequent operation of West Rail system; and the planning and detailed design of other railways or extensions as requested by the Government of the Hong Kong Special Administrative Region (“the Government”). The principal activities of the subsidiaries are set out in note 15.

3    Significant accounting policies

(a)  Statement of compliance

Although not required to do so under the Ordinance, the Corporation has prepared these financial statements in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Corporation and its subsidiaries (“the Group”) is set out below.

(b)  Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of investments in securities as explained in the accounting policies set out below.

(c)  Basis of consolidation

The consolidated financial statements include the financial statements of the Corporation and its subsidiaries made up to December 31, each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from or to the date of their acquisition or disposal, as appropriate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Intra-group balances and transactions are eliminated in full in preparing the consolidated financial statements.

The financial statements of certain subsidiaries held by the Corporation for the sole purposes of developing on behalf of the Government commercial or residential properties along the West Rail, Phase I route are excluded from the consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

(d)  Investments in subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

Investments in subsidiaries in the Corporation’s balance sheet are stated at cost less impairment losses (see note 3(h)).

(e)  Associate

An associate is a company in which the Group or Corporation has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

Unless the interest in an associate is acquired and held exclusively with a view to subsequent disposal in the near future, an investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated profit and loss account reflects the Group’s share of the post-acquisition results of the associate for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the profit and loss account.

The results of the associates are included in the Corporation’s profit and loss account to the extent of dividends received and receivable, providing the dividend is in respect of a period ending on or before that of the Corporation and the Corporation’s right to receive the dividend is established before the balance sheet date. In the Corporation’s balance sheet, its investments in associates are stated at cost less impairment losses (see note 3(h)).

(f)  Fixed assets

(i)  Fixed assets are carried in the balance sheets on the following bases:

—
Fixed assets except investment properties are stated at cost less accumulated depreciation and impairment losses (see note 3(h)), and include land, initial costs of rail tracks and sleepers, the cost of ballast, buildings, infrastructure, rolling stock and other equipment utilized by the Corporation in the operation of its rail networks and ancillary commercial activities.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

The cost of fixed assets vested by the Government has been determined as follows:

(i)	for fixed assets vested on February 1, 1983—as determined by the Financial Secretary.

(ii)	for fixed assets vested subsequent to February 1, 1983—based on actual cost as reflected in the Government’s records.

Fixed assets expenditure is capitalized subject to a minimum cost level of HK$20,000 per item.

—	Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by qualified external valuers.

(ii)	Changes in the value of investment properties arising upon revaluations are dealt with in the investment property revaluation reserve. The only exceptions are as follows:

—
where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is firstly credited to the profit and loss account to the extent of the deficit previously charged to the profit and loss account, and is thereafter taken to investment property revaluation reserve.

—	if the total of this reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account.

(iii)
Subsequent expenditure on an existing fixed asset is added to the carrying amount of the asset if, either future economic benefits will flow to the Corporation, or the condition of the asset will improve, beyond its originally assessed standard of performance.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of the asset is recognized as an expense when incurred.

(iv)
Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the profit and loss account on the date of retirement or disposal.

On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment property revaluation reserve is transferred to the profit and loss account.

(v)	Leased assets

—	Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if the Group owned them outright.

—
Fixed assets held for use in operating leases are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 3(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(h). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 3(n).

—
Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(g)  Depreciation

(i)
No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each property at the date of valuation. The Corporation and the Group do not currently hold any investment properties with an unexpired lease term of less than 20 years. Other leasehold land is depreciated over the remaining period of the lease.

(ii)	The initial cost of rail tracks, ballast and sleepers is not depreciated. The cost of replacing rail tracks and sleepers is charged to the profit and loss account as and when incurred.

(iii)	All other fixed assets are depreciated on a straight-line basis at the following rates per annum calculated to write off the cost of each asset over its estimated useful life:

Tunnels, bridges and roads	1%
Buildings	2%
Rolling stock (electrical)	2.5%
Rolling stock (diesel)	3-20%
Lifts and escalators	5%
Ballast replacement programs	8%
Machinery and equipment	4-10%
Telecommunication and signalling systems and airconditioning plant	7-10%
Fare collection system	7-10%
Mobile phone system	20%
Furniture and fixtures	7-33%
Computer and office equipment (including computer software)	20-33%
Buses	6-10%
Other motor vehicles	7-25%

(iv)
The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition and asset replacement programs. The depreciation charge for the current and future periods will be adjusted if there are significant changes from previous estimates.

(h)  Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

—	property, plant and equipment (other than investment properties carried at revalued amounts); and

—	investments in subsidiaries and associates.

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized to the profit and loss account to reduce the carrying amount of an asset to its recoverable amount.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

the asset. Where there are assets that do not generate cash inflows largely independent of those from other assets, recoverable amounts are determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Reversals of impairment losses

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognized.

(i)  Construction in progress

Assets under construction and capital works for the operating railway are stated at cost. Costs comprise direct costs of construction, such as materials, staff costs and overheads, as well as net borrowing costs/investment income (see note 3(r)) capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed, at which time it commences to be depreciated in accordance with the policy detailed in note 3(g).

Costs incurred by the Corporation in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

—	where the proposed projects are at a preliminary review stage with no certainty of being materialized, the costs concerned are written off to the profit and loss account.

—
where the proposed projects, having demonstrated an acceptable financial viability and having obtained the Managing Board’s approval to proceed further, are at the detailed study stage, the costs concerned are initially dealt with as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached with the Government.

(j)  Deferred expenditure

Deferred expenditure represents advances, deposits, mobilization payments, design and construction costs made to committed projects of the Corporation. Such expenditure is capitalized and deferred only when projects are clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. Project development expenditure which does not meet these criteria is expensed when incurred.

Deferred expenditure on projects is transferred to construction in progress after the relevant project agreements are reached with the Government.

(k) Property development

The Corporation is involved in a number of property development joint ventures. When the Corporation determines or reaches agreement with its joint venture partner to develop a site for resale or for rent, the net book

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

value of existing land and buildings on the development site and other costs are transferred to property under development until such time that profit on the development is recognized by the Corporation.

Profits on property development are recognized in the profit and loss account as follows:

—
where the Corporation receives payments from developers as a consequence of their participation in a joint venture to develop a property: after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Corporation.

—
where the Corporation’s share of profit is based on the actual sales proceeds from the sale of properties: after the completion of sales agreements for a substantial proportion of the development, the issue of occupation permits and the receipt of a substantial proportion of the sales proceeds.

—
where the Corporation’s profit is based on the retention of certain properties from the development: when the properties retained are ready for use by the Corporation after taking into account outstanding risks, if any, retained by the Corporation in connection with the development. The profit recognized is measured at the fair value of the properties retained less any costs incurred by the Corporation thereon.

(l)  Joint ventures

A joint venture is a contractual arrangement whereby the Corporation and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

Jointly controlled operations

Assets that the Corporation controls, and the liabilities that it incurs in respect of its interests in jointly controlled operations, are recognized in the balance sheet and classified according to the nature of the relevant item. The Corporation’s share of the income that it earns from the sale of goods or services by the jointly controlled operations along with the expenses that it incurs are included in the profit and loss account when it is probable that economic benefits associated with the transactions will flow to or from the Corporation, as applicable.

(m)  Investments in securities

Investments in non-trading securities of the Corporation comprise:

(i)
Temporary investment in securities of funds from equity injection received and borrowings obtained specifically for the construction of the West Rail and East Rail Extensions before the funds are used for such purpose (“pre-funding investments in securities”); and

(ii)	Investment in securities of surplus funds from the Corporation’s operations (“other investments in securities”).

All investments in non-trading securities are stated in the balance sheet at their fair value.

Changes in fair value of pre-funding investments in securities, together with all income generated from the investments including interest income, exchange gains or losses, gains or losses arising from transactions in

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

derivative instruments for hedging against foreign currency investments and gains or losses arising from the disposal of such investments, are capitalized to construction in progress and deferred expenditure.

Changes in fair value of other investments in securities are recognized in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from investment revaluation reserve to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of other investments in securities are accounted for in the profit and loss account as they arise. The profit or loss includes any amount previously held in the investment revaluation reserve in respect of these securities.

(n)  Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the profit and loss account as follows:

(i)	Passenger and freight services

—	when the services are provided.

(ii)	Rental and licence income

—	on a straight-line basis over the periods of the respective leases and agreements.

(iii)	Interest income

—
Interest income from non-trading dated debt securities, as it accrues adjusted by the amortization of the premium or discount on acquisition so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

—	Interest income from bank deposits, on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Sale of properties

Revenue arising from properties held for resale, upon the signing of the sale and purchase agreements or the issue of occupation permit, whichever is later. Deposits held and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under other payables.

(v)	Other income

—	once the related services or goods are delivered.

(o)  Defeasance of long-term lease payments

Where commitments to make long-term lease payments have been defeased by the placement of security deposits, those commitments and deposits (and income and charges arising therefrom) have been netted off, in order to reflect the overall commercial effect of the arrangements.

Such netting off has been effected where the Group has the ability to insist on net settlement of the commitments and the deposits.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(p)  Properties held for resale

Properties held for resale are stated at the lower of cost and estimated net realisable value. Net realisable value represents the estimated selling price less costs to be incurred in selling the property.

(q)  Stores and spares

Stores and spares are valued at cost of purchase on a weighted average basis. Obsolete stores and spares are written off to the profit and loss account. When stores and spares are consumed, the carrying amount of those stores and spares is recognized as an expense in the year in which the consumption occurs.

(r)  Borrowing costs and investment income

Borrowing costs incurred on borrowings during the period are dealt with in the profit and loss account except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

Borrowing costs include interest on borrowings; amortization of discounts relating to borrowings; amortization of ancillary costs incurred in connection with the arrangement of borrowings, gains or losses arising from transactions in derivative instruments for hedging against foreign currency borrowings and exchange differences arising from foreign currency borrowings. Exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs.

Investment income includes interest income, gains or losses arising from transactions in derivative instruments for hedging against foreign currency investments, gains or losses on disposals of investments and exchange differences arising from investments.

Investment income earned on the temporary investment of the equity injection received and borrowings obtained specifically for the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use prior to the date of expenditure for such purpose is credited to construction in progress and deferred expenditure.

(s)  Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency investments and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency investments and liabilities. Differences arising on foreign currency translation and revaluation of forward exchange contracts, swaps and options are dealt with in the profit and loss account except that they are capitalized to the extent as discussed in note 3(r).

(t)  Deferred taxation

Provision for deferred taxation is calculated on the liability method at current taxation rates on timing differences to the extent that it is probable that a liability will crystallize in the foreseeable future.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

A deferred tax asset in respect of carried forward tax losses is only recognized if it is assured beyond reasonable doubt that the Corporation will have taxable profits sufficient to offset the available losses in the foreseeable future.

(u)  Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Corporation or the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(v)  Retirement costs

The Corporation operates a defined contribution scheme and the regular cost of providing retirement benefits is charged to the profit and loss account, except the portion being capitalized to capital work, as and when the contributions are due.

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Ordinance are charged to the profit and loss account, except the portion being capitalized to capital work, when due.

(w)  Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired.

For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts and advances from banks repayable within three months from the date of the advance.

(x)  Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(y)  Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Business segment information is the primary reporting format in accordance with the Group’s internal financial reporting. Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.

Segment Capital Expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses.

(z)  Translation of 2001 consolidated financial statements to United States Dollars

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2001 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars has been made at the rate of US$1.00 to HK$7.7980, which was the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customers purposes by the Federal Reserve Bank of New York on December 31, 2001.

4    Change in accounting policies

In prior years, the Corporation’s insurance arrangements included a provision for insurance. The provision was maintained to provide cover for losses up to the deductible levels of the Corporation’s external insurance policies with increases in the provision being charged to the profit and loss account. With effect from January 1, 2001, the Group adopted the accounting policy as set out in note 3(u) in order to comply with Statement of Standard Accounting Practice 28 issued by the Hong Kong Society of Accountants. The effect of adopting the Statement is that the balance of insurance provision has been adjusted to the balance of retained profits at January 1, 2001 as set out in note 33. No restatement of comparative information is made.

5    Revenue, operating costs and operating profit

(a)
Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts of each significant category of revenue recognized during the year are as follows:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Passenger services	3,714	3,990	4,051	520
Freight services	103	99	88	11
Property services	609	642	658	84

	4,426	4,731	4,797	615

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(b)  Operating costs comprise the following:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Staff costs (including retirement costs of HK$123 million (2000: HK$99 million))	1,228	1,209	1,275	163
Electricity and fuel	253	259	263	34
Stores and spares consumed	128	127	121	16
Material costs	37	32	37	5
Repairs and maintenance	147	167	128	16
Cost of services acquired	127	142	138	18
Property ownership and management expenses	72	25	50	6
Depreciation
—assets held for use under operating leases	13	17	17	2
—other assets	690	657	647	83
—depreciation charged capitalized	(5)	(4)	(3)	—
Others	185	199	212	27

	2,875	2,830	2,885	370

(c)  Operating profit before net investment income is arrived at after charging:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Fixed assets written off	6	1	5	1
Auditors’ remuneration
—Audit services	2	2	2	—
—Other services	1	1	1	—
Operating lease charges (minimum lease payments)
—Hire of plant and machinery	19	18	18	2
—Rental of property	25	8	11	1
Remuneration of Members of the Managing Board including the Chief Executive Officer, and Executive Directors who are not Members of the Managing Board	31	36	40	5

and after crediting:
Gross and net rentals from operating leases (including contingent rentals of HK$43 million (2000: HK$32 million))	442	480	491	63
Gross and net rentals from investment properties	117	104	98	13

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(d)	Remuneration of Members of the Managing Board including the Chief Executive Officer, and Executive Directors who are not Members of the Managing Board

The fees and emoluments during the year were:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Remuneration of Members of the Managing Board including the Chief Executive Officer and Executive Directors who are not Members of the Managing Board
—Fees for members of the Managing Board	1	1	1	—
—Contributions to retirement benefit scheme for the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	1	1	1	—
—Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	29	34	38	5

	31	36	40	5

Emoluments include salary, allowances and benefits-in-kind. Allowances and benefits-in-kind include housing, education and passage allowances.

The numbers of Members of the Managing Board including the Chief Executive Officer, and Executive Directors who are not Members of the Managing Board whose remuneration fell within the following bands were:

	No. of individuals
	1999	2000		2001
Members of the Managing Board:
Non-executive members
Nil—HK$150,000	9	8		9
Chief Executive Officer
HK$6,000,001—HK$6,500,000	—	1		—
HK$6,500,001—HK$7,000,000	1	—		1
Executive Directors who are not Members of the Managing Board:
HK$500,000—HK$1,000,000	1	1	*	—
HK$1,500,001—HK$2,000,000	—	1	*	—
HK$2,500,001—HK$3,000,000	—	1	*	—
HK$3,000,001—HK$3,500,000	1	1		1
HK$3,500,001—HK$4,000,000	3	2		5
HK$4,000,001—HK$4,500,000	1	1		—
HK$4,500,001—HK$5,000,000	1	2		2

The above includes the remuneration of the five highest paid employees.

*	Executive Directors who are not Members of the Managing Board appointed or left during the year.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

6    Net investment income

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Gain on disposal of shares in associate	—	—	3	—
Interest income from deposits with banks	880	634	431	55
Interest income from investments	1,009	1,904	1,887	242
Interest income from loan to subsidiary	—	36	85	11
Net realized gain on disposal of non-trading securities	64	84	62	8
Net exchange gain	—	12	—	—

	1,953	2,670	2,468	316
* Less: Amount capitalized	(1,731)	(2,368)	(1,971)	(252)

	222	302	497	64

Interest expenses on other loans	246	1,103	1,252	161
Financing expenses	107	97	41	5
Other borrowing costs	3	9	1	—
Net exchange loss	15	—	38	5

	371	1,209	1,332	171
# Less: Amount capitalized	(371)	(1,209)	(1,325)	(170)

	—	—	7	1

Net investment income	222	302	490	63

*	Interest income capitalized was earned at rates ranging between 5.55% (2000: 6.23%) and 6.54% (2000: 7.07%) per annum.
#	Interest expenses capitalized were charged at rates ranging between 7.40% (2000: 7.97%) and 8.25% (2000: 8.26%) per annum.

7    Profit on property development

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Royal Ascot, Shatin	71	81	24	3
Mongkok Station Redevelopment	—	6	—	—

	71	87	24	3

Profit on property development arises from the Group’s interests in jointly controlled operations.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

8    Taxation

(a)  Taxation in the consolidated profit and loss account represents:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax at 16% on the estimated assessable profits for the year	1	1	1	—
Over provision in respect of previous years	(25)	—	—	—
Tax rebate in respect of the previous year	(35)	—	—	—

	(59)	1	1	—

The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has substantial accumulated tax losses carried forward of HK$1,716 million at December 31, 2001 (2000: HK$999 million) which are available to set off against future assessable profits.

(b)  Taxation in the consolidated balance sheet represents:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	—
Provisional profits tax paid	(20)	(1)	—

	(19)	—	—

(c)  Deferred taxation

The potential deferred tax liability of the Corporation and of the Group of HK$2,153 million (2000: HK$1,669 million) principally relates to depreciation allowances in excess of related depreciation of HK$2,428 million (2000: HK$1,829 million) and estimated future benefit of HK$275 million (2000: HK$160 million) arising from tax losses. No provision for deferred taxation has been made as such potential liability is not expected to crystallize in the foreseeable future. No deferred tax has been provided for on the revaluation surplus of the Group’s investment properties as it does not constitute a timing difference.

9    Profit after taxation

Of the consolidated profit after taxation, HK$2,426 million (2000: HK$2,288 million) has been dealt with in the accounts of the Corporation.

10    Segmental Reporting

Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. No geographical segment information is shown as virtually all of the revenue and operating profit is derived from activities in Hong Kong.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

2001

Operating Results

	Passenger services				Freight	Property	Consolidated Total
	East Rail	Light Rail	Bus	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue—Recurrent	3,487	433	131	4,051	88	658	4,797
—Non-recurrent	—	—	—	—	—	24	24
Operating costs	(1,228)	(422)	(123)	(1,773)	(76)	(127)	(1,976)
Inter-segment charges (1)	27	1	2	30	(8)	(22)	—

Operating profit/(loss)	2,286	12	10	2,308	4	533	2,845
Depreciation	(481)	(92)	(17)	(590)	(24)	(22)	(636)

Results—profit/(loss)	1,805	(80)	(7)	1,718	(20)	511	2,209

Unallocated Corporate expenses							(273)
Net investment income							490
Share of profit of associate							11
Taxation							(1)

Net profit							2,436

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and Liabilities

	Passenger services				Freight	Property	Consolidated Total
	East Rail	Light Rail	Bus	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	10,111	2,439	155	12,705	758	1,400	14,863
Property under development	—	—	—	—	—	739	739
Interest in associate	—	—	—	—	—	—	23
Unallocated assets #	—	—	—	—		—	66,893

	10,111	2,439	155	12,705	758	2,139	82,518

Segment liabilities	664	173	4	841	11	863	1,715
Deferred income	213	66	—	279	—	175	454
Unallocated liabilities *	—	—	—	—	—	—	20,736

	877	239	4	1,120	11	1,038	22,905

#
Including construction in progress for West Rail (HK$25,530 million) and Corporate (HK$80 million), deferred expenditure for East Rail Extensions (HK$4,106 million) and other proposed railway projects (HK$104 million), Corporate assets (HK$444 million), investment in securities (HK$27,752 million), loan to subsidiary (HK$1,316 million), interest receivable (HK$709 million), other receivables (HK$379 million) and cash and cash equivalents (HK$6,473 million).

*	Including interest-bearing borrowings (HK$16,831 million), interest payable (HK$436 million), accrual for capital expenditure (HK$2,133 million) and other payables (HK$1,336 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Other Information

	Passenger services				Freight	Property	Consolidated Total
	East Rail	Light Rail	Bus	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital Expenditure
—Existing businesses	1,045	371	10	1,426	1	198	1,625
—Railway under construction	—	—	—	—	—	—	12,780
—Unallocated capital expenditure	—	—	—	—	—	—	187

	1,045	371	10	1,426	1	198	14,592

2000

Operating Results

	Passenger services				Freight	Property	Consolidated Total
	East Rail	Light Rail	Bus	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue —Recurrent	3,438	440	112	3,990	99	642	4,731
—Non-recurrent	—	—	—	—	—	87	87
Operating costs	(1,233)	(417)	(109)	(1,759)	(86)	(84)	(1,929)
Inter-segment charges(1)	28	1	4	33	(11)	(22)	—

Operating profit/(loss)	2,233	24	7	2,264	2	623	2,889
Depreciation	(484)	(97)	(15)	(596)	(24)	(24)	(644)

Results—profit/(loss)	1,749	(73)	(8)	1,668	(22)	599	2,245

Unallocated Corporate expenses							(257)
Net investment income							302
Share of loss of associate							(1)
Taxation							(1)

Net profit							2,288

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Assets and Liabilities

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	9,496	2,164	157	11,817	782	1,279	13,878
Property under development	—	—	—	—	—	91	91
Interest in associate	—	—	—	—	—	—	16
Unallocated assets#	—	—	—	—	—	—	56,434

	9,496	2,164	157	11,817	782	1,370	70,419

Segment liabilities	257	41	4	302	14	384	700
Deferred income	228	70	—	298	—	146	444
Unallocated liabilities*	—	—	—	—	—	—	20,374

	485	111	4	600	14	530	21,518

#
Including construction in progress for West Rail (HK$16,491 million) and Corporate (HK$10 million), deferred expenditure for East Rail Extensions (HK$1,104 million), Corporate assets (HK$485 million), investments in securities (HK$27,789 million), loan to subsidiary (HK$602 million), interest receivable (HK$886 million), and other receivables (HK$451 million), tax recoverable (HK$19 million) and cash and cash equivalents (HK$8,597 million).

*
Including interest-bearing borrowings (HK$16,395 million), interest payable (HK$434 million), insurance provision (HK$225 million), accrual for capital expenditure (HK$2,307 million) and other payables (HK$1,013 million).

Other information

	Passenger services				Freight	Property	Consolidated Total
	East Rail	Light Rail	Bus	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital Expenditure
—Existing businesses	581	169	63	813	13	10	836
—Railway under construction	—	—	—	—	—	—	9,967
—Unallocated capital expenditure	—	—	—	—	—	—	26

	581	169	63	813	13	10	10,829

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

11    Fixed assets

Fixed assets comprise:

	Investment properties	Leasehold land and permanent way	Tunnels, bridges and roads	Buildings	Rolling stock	Other equipment	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Cost or valuation:
At January 1, 2001	996	1,644	520	4,480	4,753	5,818	18,211
Transfer from construction in progress	—	—	3	63	511	150	727
Additions	10	—	—	475	—	33	518
Disposals	—	—	—	(4)	—	(69)	(73)
Deficit on revaluation	(66)	—	—	—	—	—	(66)

At December 31, 2001	940	1,644	523	5,014	5,264	5,932	19,317

Aggregate Depreciation:
At January 1, 2001	—	122	69	640	1,562	2,582	4,975
Charge for the year	—	24	5	101	124	410	664
Written back on disposals	—	—	—	(1)	—	(66)	(67)

At December 31, 2001	—	146	74	740	1,686	2,926	5,572

Net book value:
At December 31, 2001	940	1,498	449	4,274	3,578	3,006	13,745

At December 31, 2000	996	1,522	451	3,840	3,191	3,236	13,236

(a)	Permanent way includes the initial costs of rail tracks and sleepers, a portion of the initial cost of ballast and subsequent expenditure on major ballast replacement programs.

(b)	Other equipment comprises lifts and escalators, telecommunication and signalling systems, machinery, furniture and fixtures, motor vehicles, computer and office equipment.

(c)	The Corporation’s leasehold land with a net book value of HK$600 million (2000: HK$614 million) is held in Hong Kong under long-term leases.

(d)
The Corporation leases out investment properties and certain properties either used in or ancillary to the Corporation’s rail business, under operating leases. The leases typically run for an initial period of two to five years, with an option to renew the lease after that date at which time all terms are re-negotiated. Lease payments are usually revised regularly to reflect market rentals. The leases may include additional rentals based on sales revenue of the tenants in excess of the basic rentals.

(e)
The Group’s investment properties, held in Hong Kong under long-term leases, were valued at December 31, 2001 by an independent firm of surveyors, Knight Frank which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors, on the basis of capitalization of

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

the net income with due allowance for reversionary income potential. The revaluation deficit of HK$66 million (2000: surplus of HK$11 million) has been transferred to the investment properties revaluation reserve (see note 31).

(f)	Other than investment properties, included in fixed assets are assets held for use under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross carrying amount 2001	Related accumulated depreciation 2001	Gross carrying amount 2000	Related accumulated depreciation 2000
	HK$	HK$	HK$	HK$
	(in millions)
Goods Yard at Hung Hom Bay	148	7	147	4
Hung Hom Station Car Park	55	20	55	18
Offices at Hung Hom Station	31	6	31	5
Offices at Hung Hom freight building	9	1	8	—
Citylink Plaza at Shatin Station	102	49	102	45
Goods Yard at Mongkok Station	45	4	45	3
Shops at stations	282	42	276	37

	672	129	664	112

Although these properties are leased to tenants, they are either used in or are ancillary to the Corporation’s rail business and are not held for their investment potential and are accordingly not classified as investment properties.

(g)	The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	491	525	67
After 1 year but within 5 years	471	288	37
After 5 years	1	24	3

	963	837	107

(h)
As at December 31, 2001, a portion of the existing rolling stock, signalling equipment and revenue collection system with a total original cost of HK$6,477 million (2000: HK$6,477 million) and net book value of HK$4,203 million (2000: HK$4,458 million) is covered by six lease out—lease back agreements. Since the Group has retained title to these assets and no restrictions have been placed on its ability to utilize them, no adjustment has been made to fixed assets. As a result of the six transactions, the Group has received cash of HK$7,478 million (2000: HK$7,478 million), and has committed to make long-term lease payments with a total estimated net present value of HK$7,136 million (2000: HK$7,136 million) which have been defeased by payments of deposits totalling HK$7,136 million (2000: HK$7,136 million). The net cash amounts received from these transactions have been recorded as deferred income and are being amortized over the lease terms under the respective agreements.

(i)	Buildings include an acquisition during the year of the Lo Wu Terminal Building Stage III from the Government at a cost of HK$474 million.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

12    Construction in progress

Construction in progress comprises:

	Balance as at January 1, 2001	Costs incurred during the year	Transfer to fixed assets	Balance as at December 31, 2001
	HK$	HK$	HK$	HK$
	(in millions)
West Rail
Main contracts
—Civil works	10,352	7,525	—	17,877
—Plant and equipment	495	756	—	1,251
Associated construction costs
—Feasibility studies	219	—	—	219
—Consultants’ fees	3,917	531	—	4,448
Land & related costs	3,404	474	—	3,878
Overheads
—Staff costs	1,107	488	—	1,595
—Others	736	60	—	796
—On-cost recovery	(231)	(182)	—	(413)

	19,999	9,652	—	29,651

Net investment income	(3,508)	(613)	—	(4,121)

	16,491	9,039	—	25,530

Other
Buildings and other civil works	289	431	(132)	588
Rolling stock	520	591	(499)	612
Other equipment	59	167	(64)	162
Net borrowing costs	41	25	(32)	34

	909	1,214	(727)	1,396

	17,400	10,253	(727)	26,926

(a)	Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

—
HK$112 million (2000: HK$94 million) for the lease of land required for construction sites for the West Rail project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

—	HK$74 million (2000: HK$64 million) for land resumption work undertaken on the West Rail project.

—	HK$235 million (2000: HK$1,169 million) for compensation accepted by the owners of resumed land in respect of the West Rail project paid by the Government on behalf of the Corporation.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(b)	Included in on-cost recovery credited during the year are amounts received and receivable in respect of the following:

—
HK$47 million (2000: HK$77 million) from the Government for certain essential public infrastructure works and other works along the route of West Rail undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

—
HK$80 million (2000: HK$60 million) from the subsidiary, West Rail Property Development Limited, for property development along the route of West Rail as governed by the shareholding agreement between the Corporation and the Government (see note 17).

13    Deferred expenditure

Deferred expenditure comprises:

	Balance as at January 1, 2001	Expenditure during the year	Balance as at December 31, 2001
	HK$	HK$	HK$
	(in millions)
East Rail extensions
Main contracts
—Civil works	343	2,217	2,560
—Plant and equipment	37	197	234
Associated construction costs
—Consultants’ fees	542	247	789
Land & related costs	43	294	337
Overheads
—Staff costs	236	240	476
—Others	58	63	121
—On-cost recovery	—	(127)	(127)

	1,259	3,131	4,390
Net investment income	(155)	(129)	(284)

	1,104	3,002	4,106
Other proposed new railway projects	—	104	104

	1,104	3,106	4,210

(a)
East Rail Extensions comprise Tsim Sha Tsui Extension (HK$1,101 million (2000: HK$293 million)), Ma On Shan Rail (HK$2,704 million (2000: HK$738 million)) and Lok Ma Chau Spur Line (HK$301 million (2000: HK$73 million)).

(b)	Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

—
HK$44 million (2000: HK$23 million) for the lease of land required for construction sites for the East Rail Extensions project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

—	HK$209 million (2000: Nil) for land resumption work undertaken on the East Rail Extensions project.

—	HK$22 million (2000: Nil) for compensation accepted by the owners of resumed land in respect of the East Rail Extensions project paid by the Government on behalf of the Corporation.

(c)
Included in on-cost recovery credited during the year is an amount of HK$34 million (2000: Nil) received and receivable from the Government for certain essential public infrastructure works and other works along the route of East Rail Extensions undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

14    Property under development

Property under development held in Hong Kong under long-term leases comprises:

	Balance as at January 1, 2001	Expenditure during the year	Transfer to profit and loss account during the year	Balance as at December 31, 2001
	HK$	HK$	HK$	HK$
	(in millions)
Che Kung Temple	2	21	—	23
Ho Tung Lau	14	4	—	18
Hung Hom Bay	34	3	—	37
Hung Shui Kiu *	17	1	(18)	—
Tai Wai Depot	6	551	—	557
Tai Wai Station	5	46	—	51
Wu Kai Sha	4	28	—	32
Other property development	9	12	—	21

	91	666	(18)	739

*
The joint venture agreement (“the JVA”) of Hung Shui Kiu development project was entered into in 1996. The JVA allowed the Corporation and the joint venture partner to cancel the JVA if the Conditions of Grant had not been agreed for execution by December 31, 2000. By December 31, 2000, no agreement to the Conditions of Grant had been reached. The JVA was therefore terminated and the expenditure incurred on this project was transferred to the profit and loss account. This amounted to HK$18 million, comprising (a) rental payments for two Short Term Tenancies of HK$12 million, which the Corporation had to pay irrespective of the development, (b) consultancy and legal costs of HK$5 million, mainly for carrying out feasibility studies, and (c) capitalized staff costs of HK$1 million. These costs were capitalized to Property under Development in accordance with the terms in the JVA.

15    Investment in subsidiaries

	Corporation
	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Unlisted shares, at cost	—	—	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Details of the subsidiaries, which are incorporated and operate in Hong Kong, are as follows:

Name of company	Number of issued and fully paid shares**	Par value of shares	Percentage of shares held by the Corporation	Percentage of shares held by subsidiary	Nature of business
Manlai Court Property Management Company Limited	25,500‘A’ 24,500‘B’	HK$1 HK$1	100% Nil	Nil Nil	Property management
Sun Tuen Mun Centre Management Company Limited	25,000‘A’ 25,000‘B’	HK$1 HK$1	100% 100%	Nil Nil	Property management
Royal Ascot Management Company Limited	25,000‘A’ 25,000‘B’	HK$1 HK$1	100% 100%	Nil Nil	Property management

Hanford Garden Property Management Company Limited	10,000	HK$1	100%	Nil	Property management
Pierhead Garden Management Company Limited	25,000‘A’ 25,000‘B’	HK$1 HK$1	100% Nil	Nil 100%	Property management

The Metropolis Management Company Limited	25,500‘A’ 24,500‘B’	HK$1 HK$1	100% Nil	Nil Nil	Property management

Capital System Limited	5,000	HK$1	100%	Nil	Investment holding
Buoyant Asset Limited	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Advanced Asset Limited	100	HK$10	100%	Nil	Signalling system leasing facilitation
Quality Asset Limited	100	HK$10	100%	Nil	Signalling system leasing facilitation
Kasey Asset Limited	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Circuit Asset Limited	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Shining Asset Limited	100	HK$10	100%	Nil	Revenue collection system leasing facilitation
*West Rail Property Development Limited	51‘A’ 49‘B’	HK$10 HK$10	100% Nil	Nil Nil	Property development

*Kam Sheung Property Development Limited	100	HK$10	Nil	100%	Property development
*Kwai Fong Property Development Limited	100	HK$10	Nil	100%	Property development
*Long Ping Property Development Limited	100	HK$10	Nil	100%	Property development
*Nam Cheong Property Development Limited	100	HK$10	Nil	100%	Property development
*Pat Heung Property Development Limited	100	HK$10	Nil	100%	Property development

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001
Name of company	Number of issued and fully paid shares**	Par value of shares	Percentage of shares held by the Corporation	Percentage of shares held by subsidiary	Nature of business
*Tin Shui Wai Property Development Limited	100	HK$10	Nil	100%	Property development
*Tsuen Wan West Property Development Limited	100	HK$10	Nil	100%	Property development
*Tuen Mun Property Development Limited	100	HK$10	Nil	100%	Property development
*Yuen Long Property Development Limited	100	HK$10	Nil	100%	Property development

*
These subsidiaries are held by the Corporation for the sole purposes of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government and their accounts are excluded from the consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

**	All the issued and fully paid shares of the subsidiaries are ordinary shares.

16    Interest in associate

The interest in associate is as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Unlisted shares, at cost	—	—	—
Share of net assets	9	19	2

	9	19	2
Loan to associate	7	4	1

	16	23	3

Details of the associate, which is incorporated and operates in Hong Kong and provides the Octopus Cards system are as follows:

	Name of company	Number of issued and fully paid shares	Par value of shares		Percentage of shares held	Nature of business
*	Octopus Cards Limited	42,000,000 ordinary	HK$	1	22.1%	Development and operation of Octopus Cards system

*	Formerly known as Creative Star Limited until January 2, 2002.

On January 17, 2001, the Corporation entered into a service agreement with Octopus Cards Limited in order to formalize the existing arrangements for the provision of services to each other relating to the use of Octopus Cards. Under the service agreement, the Corporation will continue to accept the use of Octopus Cards for payment of fares, and to provide add-value, refund and other ancillary services to Octopus Cards Limited.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

On the same day, the Corporation signed a new Shareholders’ Agreement for Octopus Cards Limited by which the Corporation sold 1,092,000 shares in Octopus Cards Limited to KMB Public Bus Services Holdings Limited for a consideration of HK$4 million, together with a deferred consideration to be received in the event of Octopus Cards Limited subsequently becoming a stock exchange listed company. The Corporation’s shareholding in Octopus Cards Limited was reduced to 22.1% after this transfer.

During the year, the Group made payments to Octopus Cards Limited amounting to HK$29 million (2000: HK$27 million) in respect of transaction and interchange fees for handling of Octopus tickets. These payments were made based on the usage of and revenue generated from Octopus tickets. No other charges were made or incurred by the Group in respect of the administration of the Octopus Cards system. The Group received HK$6 million (2000: HK$5 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus tickets.

17    Loan to subsidiary

On February 24, 2000, the Corporation and the Government entered into a shareholding agreement (the “Shareholding Agreement”) for the formation of a sub-group of the Corporation under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail, Phase I route. The issued share capital of WRPDL comprises 51 ordinary “A” shares and 49 ordinary “B” shares, which are held by the Corporation and the Government respectively. The ordinary “A” shares are not entitled to any distribution by WRPDL other than a return of capital, and the ordinary “B” shares are entitled to all dividends declared by WRPDL and a return of capital.

All costs incurred or to be incurred in relation to the West Rail property developments are to be funded by loans from the Corporation to WRPDL bearing interest at an annual rate of 1% plus the Corporation’s average cost of funds in the preceding year. To the extent that WRPDL is unable to repay the loan, the Government shall seek the necessary authority to reimburse costs incurred by the Corporation. The Government has also undertaken to indemnify the Corporation against all liabilities properly incurred by the Corporation in relation to such property developments.

Subsidiaries of WRPDL have been formed to handle each of the property developments along the West Rail, Phase I route whereby the Government will receive the profits, if any, from each development and the Group will earn management fees.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

18    Investments in securities

(a)  Investments in securities comprise:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Non-trading securities
Managed by fund managers
Listed outside Hong Kong	2,780	2,943	377
Listed in Hong Kong	304	210	27
Unlisted investments	7,093	9,270	1,189
Managed by the Corporation
Listed outside Hong Kong	1,822	2,059	264
Listed in Hong Kong	12	171	22
Unlisted investments	15,778	13,099	1,680

Total market value of investments	27,789	27,752	3,559

Included in investments in securities are debt securities issued by the Government and Government-owned entities in Hong Kong with a total market value of HK$479 million (2000: HK$312 million) as at December 31, 2001. Interest income derived from these debt securities during the year amounted to HK$19 million (2000: HK$90 million).

(b)  Investments in securities are expected to mature as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	10,118	20,492	2,628
After 1 year	17,671	7,260	931

	27,789	27,752	3,559

19    Stores and spares

Stores and spares are expected to be consumed as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	77	88	11
After 1 year	94	98	13

	171	186	24

20    Properties held for resale

Properties held for resale are expected to be recovered after one year.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

21    Interest receivable

Interest receivable is expected to be recovered as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	842	709	91
After 1 year	44	—	—

	886	709	91

22    Other receivables

(a)  Other receivables comprise:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Amount due from subsidiaries	—	—	—
Amount due from Government	284	229	29
Debtors, deposits and prepayments	224	199	26

	508	428	55

The amount due from the Government represents HK$197 million (2000: HK$246 million) in respect of certain essential public infrastructure works and other works along the routes of the West Rail and East Rail Extensions undertaken on behalf of the Government pursuant to the respective entrustment agreements with the Government in respect of such entrustment works and HK$32 million (2000: HK$38 million) for “on-costs” charged to the Government in respect of such entrustment works.

(b)  Other receivables are expected to be recovered as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	491	337	43
After 1 year	17	91	12

	508	428	55

(c)  Included in other receivables are debtors with the following ageing analysis :

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Current	293	280	35
Less than 1 month overdue	11	4	1
1 to 3 months overdue	2	2	—
More than 3 months overdue	10	4	1

Total debtors	316	290	37
Deposits and prepayment	192	138	18

	508	428	55

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

For debtors of commercial property leasing and franchise operation, no credit is allowed except for revenue sharing arrangements. For debtors of other business dealings, the normal credit period to customers is one month.

23    Cash and cash equivalents

(a)  Cash and cash equivalents comprise:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Deposits with banks
— Within 3 months of maturity when placed	3,236	2,433	312
— More than 3 months of maturity when placed	5,305	4,009	514
Cash at bank and in hand	56	31	4

	8,597	6,473	830

(b)  At December 31, 2001, the deposits with banks were placed to mature as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	8,241	6,442	826
After 1 year	300	—	—

	8,541	6,442	826

24    Interest payable

Interest payable is expected to be settled within 1 year.

25    Other payables

(a)  Other payables comprise:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Deposits and advances	1,153	1,386	178
Creditors and accrued charges	370	620	79
Amount due to Government	—	484	62
Amount due to subsidiaries	—	—	—
Amount due to associate	4	—	—

	1,527	2,490	319

The amount due to the Government represents HK$474 million (2000: Nil) in respect of the consideration for the vesting of Lo Wu Terminal Building Stage III to the Corporation and HK$10 million (2000: Nil) for land resumption work undertaken on the West Rail project.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(b)  Other payables are expected to be settled as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	518	1,069	137
After 1 year	1,009	1,421	182

	1,527	2,490	319

(c)  Included in other payables are creditors with the following ageing analysis:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Due within 1 month or on demand	216	844	108

Total creditors	216	844	108
Deposits and advances received	1,153	1,386	178
Accrued charges	158	260	33

	1,527	2,490	319

26    Accrual for capital expenditure

Included in accrual for capital expenditure is an amount of HK$543 million (2000: HK$505 million) for amounts payable to the Government in respect of land resumption work undertaken on the West Rail and East Rail Extensions projects.

Accrual for capital expenditure of the Group and of the Corporation is all expected to be settled within 1 year.

27    Interest-bearing borrowings

Interest-bearing borrowings comprise:

	Balance as at December 31, 2000	Balance as at December 31, 2001	Balance as at December 31, 2001
	HK$	HK$	US$
	(in millions)
Capital market instruments
US dollar Euro medium term notes due 2009(a)	7,766	7,768	996
US dollar Euro medium term notes due 2014(a)	389	389	50
US dollar Global notes due 2010(b)	7,790	7,790	999

	15,945	15,947	2,045

Bank loan
Export credit loans(d)	450	884	113

	16,395	16,831	2,158

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(a)
The Corporation issued US$1 billion in principal amount of 7.25% notes due 2009 at a discount on July 27, 1999 and US$50 million in principal amount of 7.77% notes due 2014 at a discount on November 17, 1999 under its US$3 billion Euro Medium Term Note program. All the notes issued are unsecured and wholly repayable on the respective due dates.

(b)
The Corporation issued US$1 billion in principal amount of 8.00% global notes due 2010 at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on the Stock Exchange of Hong Kong Limited, the London Stock Exchange Limited and the New York Stock Exchange, Inc. All the notes issued are unsecured and wholly repayable on the due date.

(c)
All the net proceeds received from the notes issued have been invested in fixed income instruments or placed on deposits with banks or issuers with triple B or above credit ratings until they are required to meet development costs.

(d)
During the year, in addition to the amounts totalling US$50.8 million drawn down in previous years, an amount of US$51.3 million was drawn down by the Corporation under a US$338 million export credit loan facility for financing the purchase of rolling stock. 50% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 50% bears interest at a rate of LIBOR plus 0.5% per annum. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on April 21, 2003.

During the year, in addition to the amount of US$6.6 million drawn down in 2000, an amount of US$4.1 million was drawn down by the Corporation under a US$42 million export credit loan facility for financing the purchase of the train control and signalling system of West Rail. The loan balance bears interest at a rate of LIBOR plus 0.6% per annum and is unsecured and repayable by seventeen semi-annual instalments commencing not later than May 1, 2004.

(e)	At December 31, 2001, the interest-bearing borrowings were repayable as follows:

	Total 2000	Capital market instruments 2001	Bank loans 2001	Total 2001	Total 2001
	HK$	HK$	HK$	HK$	US$
	(in millions)
After 1 year but within 2 years	—	—	311	311	40
After 2 year but within 5 years	450	—	573	573	73
After 5 years	15,945	15,947	—	15,947	2,045

	16,395	15,947	884	16,831	2,158

28    Deferred income

(a)  Movements on deferred income comprise:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Balance at January 1,	304	444	57
Net amount received during the year	160	36	4
Transfer to profit and loss account	(20)	(26)	(3)

Balance at December 31,	444	454	58

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(b)  Deferred income is expected to be recognized in the profit and loss account as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	29	159	20
After 1 year	415	295	38

	444	454	58

29    Share capital

	1999		2000		2001		2001
	No. of shares	HK$ (in million)	No. of shares	HK$ (in million)	No. of shares	HK$ (in million)	US$ (in million)
Share capital:
Authorized:
Shares of HK$100,000 each	340,000	34,000	340,000	34,000	425,000	42,500	5,450

Issued and fully paid:
At January 1,	166,200	16,620	311,200	31,120	311,200	31,120	3,991
Issued during the year	145,000	14,500	—	—	80,000	8,000	1,026

At December 31,	311,200	31,120	311,200	31,120	391,200	39,120	5,017

Pursuant to the Kowloon-Canton Railway (Increase in Authorized Capital) Order 2001 effective on March 2, 2001, the authorized capital of the Corporation was increased from HK$34,000,000,000 divided into 340,000 shares of HK$100,000 each to HK$42,500,000,000 divided into 425,000 shares of HK$100,000 each.

On the same day, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government for cash at par, being the equity injection money received from the Government for the construction of the Tsim Sha Tsui extension and Ma On Shan Rail.

30    Development reserve

The development reserve represents appropriations of all profits from property developments to retain reserves within the Corporation for railway capital expenditure. Movements in the development reserve during the year were as follows:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	6,259	6,330	6,417	823
Transfer from profit and loss account	71	87	24	3

Balance at December 31,	6,330	6,417	6,441	826

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

31    Investment property revaluation reserve

The investment property revaluation reserve comprises:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	278	231	242	31
Surplus/(Deficit) arising on revaluation during the year (note 11)	(47)	11	(66)	(8)

Balance at December 31,	231	242	176	23

32    Investment revaluation reserve

The revaluation reserve arising on investments in securities comprises:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	23	2	16	2

Surplus/(Deficit) arising on revaluation	(17)	406	250	32
Less: Amount capitalized	5	(384)	(119)	(15)

	(12)	22	131	17

Surplus realized on disposal	(64)	(44)	(62)	(8)
Surplus capitalized in prior year	55	36	48	6

Transfer to the profit and loss account on disposal	(9)	(8)	(14)	(2)

Balance at December 31,	2	16	133	17

33    Retained profits

Profits are retained as follows:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Retained profits at January 1,
—as previously reported	7,073	8,905	11,106	1,424
—adjustment for change of accounting policy (note 4)	—	—	225	29

Retained profits at January 1, (as restated)	7,073	8,905	11,331	1,453
Retained profit for the year	1,832	2,201	2,412	309

Retained profits at December 31,	8,905	11,106	13,743	1,762

Included in the retained profits is an amount of HK$10 million (2000: accumulated loss of HK$1 million), being the retained profit attributable to an associate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

34    Related parties

The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of the West Rail, Phase I and East Rail Extensions which are considered to be related party transactions under Statement of Standard Accounting Practice 20 and these are disclosed in notes 1, 12, 13, 15, 17, 22, 26 and 29 on the accounts. Besides, the Government has vested Lo Wu Terminal Building Stage III to the Corporation and this is disclosed in notes 11 and 25 on the accounts. In addition, the Corporation has made investments in debt securities issued by the Government and Government-owned entities and these are disclosed in note 18 on the accounts. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.

Members of the Managing Board including the Chief Executive Officer, and the Executive Directors who are not Members of the Managing Board and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration which is disclosed in note 5 on the accounts.

The Corporation and four other local transport companies (including the MTR Corporation Limited) entered into an agreement in 1994 to develop and operate the Octopus Cards system through a central body called Octopus Cards Limited. During the year, Octopus Cards Limited earned transaction and interchange fees from the Corporation and paid ticket loading agent fee to the Corporation. Details of the transactions are disclosed in note 16 on the accounts.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

35    Outstanding commitments

(a)  Commitments outstanding at December 31, 2001 in respect of capital expenditure not provided for in the accounts were as follows:

	2000	2001
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Contracted for
Noise abatement program	20	21	—	21	3
Acquisition & implementation of computer systems	85	4	29	33	4
Construction & improvement works at various stations, stops & terminals	6	6	10	16	2
Improvement works on vehicles & equipment	39	24	24	48	6
Purchase of eight 12-car Electric Multiple Units	842	—	237	237	30
Light Rail Extension to Tin Shui Wai	16	295	25	320	41
Grade Separation at LRT junction	5	274	82	356	46
Replacement of LRT vehicle information system	1	88	109	197	25
Southern subway & concourse at Kowloon Tong Station	31	70	77	147	19
Replacement of ARC equipment at all stations	58	—	—	—	—
Replacement of three diesel locomotives	—	44	—	44	6
Light Rail integration projects with West Rail	123	114	13	127	16
East Rail Extensions project:
Consultants’ fees	788	262	422	684	88
Construction works	5,068	2,165	4,252	6,417	823
Staff cost	1,407	267	1,130	1,397	179
Land acquisition cost	38	339	163	502	65
Others	67	21	27	48	6

	7,368	3,054	5,994	9,048	1,161
West Rail project:
Consultants’ fees	1,435	641	280	921	118
Construction works	12,843	5,216	1,460	6,676	856
Staff cost	2,185	581	690	1,271	163
Land acquisition cost	592	200	137	337	43
Others	90	28	25	53	7

	17,145	6,666	2,592	9,258	1,187
Other projects	16	20	21	41	5

	25,755	10,680	9,213	19,893	2,551

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

	2000	2001
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Authorized but not contracted for
Upgrade of signalling system	76	—	39	39	5
Renovation and extension of Hung Hom Station	11	—	6	6	1
Noise abatement program	227	101	84	185	24
PRC Through Train development	54	11	41	52	7
Electric Multiple Units refurbishment	61	—	46	46	5
Purchase of 20 new Light Rail vehicles	11	—	—	—	—
Installation & replacement of escalators at stations	26	1	11	12	2
Acquisition and implementation of computer systems	101	20	55	75	10
Construction & improvement works at various stations, stops and terminals	117	42	45	87	11
Improvement works on vehicles & equipment	126	26	85	111	14
Purchase of eight 12-car Electric Multiple Units	250	—	363	363	46
Light Rail Extension to Tin Shui Wai	498	—	82	82	11
Grade Separation at Light Rail junction	437	—	—	—	—
Replacement of LRT vehicle information system	123	—	70	70	9
Southern subway & concourse at Kowloon Tong Station	307	—	62	62	8
Replacement of ARC equipment at all stations	27	26	38	64	8
Replacement of three diesel locomotives	78	30	68	98	12
New Railway projects	110	2	15	17	2
Renovation of Government & commercial office	45	9	9	18	2
East Rail Extensions project:
Consultants’ fees	88	11	20	31	4
Construction works	22	94	81	175	22
Land acquisition cost	21	12	9	21	3
Others	1	4	—	4	1

	132	121	110	231	30
West Rail project:
Consultants’ fees	106	23	23	46	6
Construction works	1,137	347	76	423	54
Land acquisition cost	2,485	773	1,493	2,266	291
Others	193	235	403	638	82

	3,921	1,378	1,995	3,373	433
Other projects	60	19	29	48	6

	6,798	1,786	3,253	5,039	646

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(b)  As December 31, 2001, the total future minimum lease payments under non-cancellable operating leases on property are payable as follows:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Within 1 year	130	134	17
After 1 year but within 5 years	239	176	23

	369	310	40

The operating leases are mainly related to work areas used for construction of new railways.

36    Notes to the consolidated cash flow statement

(a)  Reconciliation of operating profit before net investment income to net cash inflow from operations:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Operating profit before net investment income	1,551	1,901	1,912	245
Increase in insurance provision	17	10	—	—
Depreciation	698	670	661	85
Fixed assets written off	6	1	5	1
Decrease/(Increase) in stores and spares	(18)	8	(15)	(2)
Increase in other current assets	(167)	(354)	(265)	(34)
Increase in current liabilities and deferred income	179	520	463	59

	2,266	2,756	2,761	354

(b)  Reconciliation of profit on property development to net cash inflow/(outflow) from property development:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Profit on property development	71	87	24	3
Decrease in property development debtors	(21)	10	—	—
Decrease/(Increase) in property under development	(51)	1	(383)	(49)
Increase in properties held for resale	—	—	(11)	(1)
Increase/(Decrease) in deferred property development income	(1)	(1)	20	2

	(2)	97	(350)	(45)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(c)  Analysis of changes in financing during the year:

	Share capital	Interest-bearing borrowings
	HK$	HK$
	(in millions)
At January 1, 2000	31,120	8,299
Effect of foreign exchange differences	—	22
Amortization of discount on borrowings	—	3
Cash inflow from financing	—	8,071

At December 31, 2000	31,120	16,395

At January 1, 2001	31,120	16,395
Effect of foreign exchange differences	—	(1)
Amortization of discount on borrowings	—	4
Cash inflow from financing	8,000	433

At December 31, 2001	39,120	16,831

37    Retirement benefit scheme

The Kowloon-Canton Railway Corporation Retirement Benefit Scheme (the Scheme) was established on February 1, 1983 under trust. With effect from November 16, 1994, the Scheme has been registered under Section 18 of the Occupational Retirement Schemes Ordinance.

Prior to January 1, 2000, the Scheme was a defined benefit retirement scheme which provided benefits for all eligible employees of the Corporation. Benefits were calculated by reference to the unit price, accrued service, salary and number of accumulated units of a member. With effect from January 1, 2000, a new defined contribution section has been introduced to the Scheme by means of a Deed of Variation dated February 24, 2000. All eligible employees joining the Corporation on or after January 1, 2000 joined the new defined contribution section of the Scheme.

Following the agreement of more than 90% of the members of the defined benefit section of the Scheme, with effect from April 1, 2000, all 3,709 members (excluding 37 non consenters) joined the defined contribution section, the 37 non consenters ceased to be members of the Scheme on April 1, 2000. Pursuant to a Deed of Variation dated March 31, 2000, the defined benefit section of the Scheme was terminated and a Mandatory Provident Fund (“MPF”) Appendix was introduced to the Scheme. From April 1, 2000, all benefits from the Scheme are defined contributions and are calculated by reference to the Corporation’s contributions and member’s own contributions, together with investment returns on these contributions.

For members joining the Scheme before January 1, 2000, the Corporation’s contribution rates are 12% and 16% of monthly salary for non-management staff and management staff respectively. For members joining on or after January 1, 2000, the Corporation’s contribution rates for the first eight years are 8% and 12% of monthly salary for non-management staff and management staff respectively, and thereafter the contribution rates will be 10% and 15% of monthly salary for non-management staff and management staff respectively.

On July 17, 2000, the Scheme was granted an exemption certificate by the Mandatory Provident Fund Schemes Authority under Section 5 of the Mandatory Provident Fund Schemes Ordinance. This means that all

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

potential future members of the Scheme must be given a one-off opportunity to elect to join either the Scheme or an MPF Scheme. As of December 31, 2001, most of the eligible members of the Scheme opted to join the Scheme.

Where there are employees who leave the Scheme prior to their entitlement vesting fully to all or part of the Corporation’s contributions, such contributions shall be used to reduce the future contributions of the Corporation due under the Scheme.

The Group’s total retirement cost charged to the profit and loss account during the year ended December 31, 2001 amounted to HK$123 million (2000: HK$99 million) after a forfeiture of HK$8 million (2000: HK$18 million) unvested contributions.

38    Loan facilities

Total undrawn loan facilities available to the Corporation comprise:

	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
HK$2,650 million (2000: HK$2,150 million) short-term uncommitted revolving credit facilities	2,350	2,150	2,650	340
HK$20 million (2000: HK$20 million) letters of credit	20	20	20	3
HK$25 million (2000: HK$25 million) overdraft facilities	25	25	25	3
Nil (2000: HK$10,000 million) note issuance program	10,000	10,000	—	—
US$3,000 million (2000: US$3,000 million) medium term program	3,511	15,269	15,264	1,957
US$188 million (2000: US$174 million) letters of credit for US leverage leases	538	1,362	1,472	189
US$380 million (2000: US$380 million) export credit loan facilities	2,500	2,523	2,088	268

	18,944	31,349	21,519	2,760

39    Off-balance sheet financial instruments

The Corporation uses off-balance sheet derivative instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts to manage its interest rate and foreign currency risks. All transactions in derivative instruments are undertaken by the Corporation solely for hedging purposes. The Corporation does not engage in the trading or speculation of derivative instruments. As at December 31, 2001, the Corporation has outstanding derivative instruments in the notional amount of HK$18,577 million comprising:

	2000	2001	2001
	HK$	HK$	US$
	(in millions)
Interest rate swaps	3,132	5,871	753
Cross currency swaps	11,284	11,673	1,497
Foreign exchange forward contracts	2,198	1,033	132

	16,614	18,577	2,382

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

40    Summary of differences between accounting principles generally accepted in Hong Kong and the United States

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences relate principally to the following items, and the adjustments considered necessary to restate consolidated profit after taxation and consolidated shareholder’s funds in accordance with US GAAP are shown in the following tables.

(a)  Investment property revaluation and depreciation

Under HK GAAP, investment properties are stated on the basis of appraised values, and depreciation expense is not provided on investment properties. Under US GAAP, such revaluations are not permitted. Accordingly, the investment properties of the Group, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$752 million and HK$764 million at December 31, 2000 and December 31, 2001, respectively.

(b)  Investments

Under HK GAAP, investment securities are stated in the balance sheet at fair value. Changes in fair value of pre-funding investments in securities (see note 3(m)) are capitalized to construction in progress. Additionally, interest earned and realized gains and losses on pre-funding investments in securities are credited (see note 3(r)) to construction in progress.

Under US GAAP, the Group’s investments in debt securities are classified as “available for sale” and reported at fair value, with unrealized gains and losses net of income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the profit and loss account.

(c)  Revenue recognition on property development

Under HK GAAP, where the Group’s profit on property development is based on the retention of certain properties from the development, the Group recognizes profit when the properties retained are ready for use by the Group. Also under HK GAAP, the Group recognizes its profit on the receipt of non-refundable advance payments from developers after taking into account outstanding risks, if any, retained by the Group in connection with the development.

Under US GAAP, where profit on property developments is based on the retention of certain properties from the development, such profit would be recognized during construction of the property to be retained on a percentage-of-completion basis. Also under US GAAP, profit on the receipt of non-refundable advance payments from developers would be recognized on a percentage-of-completion basis.

(d)  Pension costs

Prior to April 1, 2000, the provision for the defined benefit element of the Kowloon-Canton Railway Corporation Retirement Benefit Scheme (the “Scheme”) was generally based on the contributions made to the

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Scheme under HK GAAP. Such contributions were determined with reference to an Actuarial Valuation. Under US GAAP, the defined benefit element of the Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with United States Statement of Financial Accounting Standards (“SFAS”) 87, “Employers’ Accounting for Pensions”. SFAS 87 focuses on the Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions.

With effect from April 1, 2000, the Group’s retirement scheme has been changed from a defined benefit plan to a defined contribution plan. Under HK GAAP, the accounting policy for a defined contribution plan is similar to US GAAP.

(e)  Capitalization of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and accordingly, is properly capitalized under both HK GAAP and US GAAP.

(f)  Income taxes

The Group’s deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax provision, HK GAAP includes recognition criteria providing for deferred taxation to be probable of crystallization in the foreseeable future. Based on these recognition criteria, as disclosed in note 8(c), the Group had an unrecognized deferred tax liability at December 31, 2001 and December 31, 2000.

US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent.

(g)  Capitalized interest and foreign exchange gains and losses

Under HKGAAP, prior to January 1, 1997, the Group has not capitalized interest costs to capital projects.

Under US GAAP, interest costs, to the extent incurred, are required to be capitalized to capital projects. Capitalized interest costs are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity’s financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, additional interest costs capitalized are based on the weighted average rate applicable to other borrowings of the entity.

With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs is similar to US GAAP.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized.

(h)  Insurance provision

Prior to January 1, 2001, the Group maintains a provision for insurance to provide cover for losses up to the deductible levels of the Corporation’s external insurance policies with increases in the provision being charged to the profit and loss account. Under US GAAP, the Group’s provision for insurance does not meet the US GAAP liability accrual requirement that a loss be “probable” in order for a provision to be established.

With effect from January 1, 2001, the Group’s accounting policy under HK GAAP for the recognition of provision for losses and contingent liabilities is similar to US GAAP. As discussed in note 33, the effect of adopting this policy resulted in an increase of HK$225 million to the balance of shareholder’s funds as of January 1, 2001, and accordingly, the prior year US GAAP adjustment to shareholder’s funds for insurance provision has been eliminated.

(i)  Derivative instruments

Under US GAAP, effective January 1, 2001, the Group adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The adoption of SFAS 133 resulted in a pre-tax reduction in other comprehensive income (“OCI”) of HK$132 million. The reduction to OCI is mostly attributable to unrealized loss of approximately HK$132 million on cash flow hedges. The cumulative effect of adopting SFAS 133 did not have a material impact on the Group’s financial condition and results of operation.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet.

(j)  Offsetting amounts related to certain contracts

Under HK GAAP, long-term assets and obligations to make long-term lease payments arising from the leasing transaction described in note 11(h) are netted off against each other and are not shown in the consolidated accounts. Under US GAAP, the offsetting of such assets and obligations in the balance sheet is not appropriate since the long-term assets consist of cash lease deposits which cannot be used to offset obligations. As such, under US GAAP, the lease deposits paid and the obligations to make long-term lease payments would be reflected separately in the balance sheets.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(k)  Reconciliation of consolidated profit after taxation to US GAAP

			Year ended December 31,
	Note		1999	2000	2001	2001
			HK$	HK$	HK$	US$
			(in millions)
Consolidated profit after taxation for the year in accordance with HK GAAP			1,903	2,288	2,436	312
Adjustments required under US GAAP
Depreciation on investment properties	40	(a)	(12)	(14)	(14)	(2)
Revenue recognition of property development	40	(c)	—	—	73	9
Investment securities	40	(b)	56	36	—	—
Difference in periodic pension cost	40	(d)	19	(27)	—	—
Deferred tax accounting	40	(f)	(396)	(357)	(484)	(62)
Capitalization of certain costs net of related depreciation	40	(e)	(30)	(44)	(48)	(6)
Capitalized interest net of related amortization	40	(g)	(27)	(27)	(27)	(4)
Investment income capitalized under HK GAAP	40	(b)	1,677	2,320	1,971	252
Capitalized net foreign exchange (loss)/gain	40	(g)	(19)	12	(32)	(4)
Insurance provision	40	(h)	17	10	—	—
Derivative instruments	40	(i)	—	—	(5)	1
Tax effect of above adjustments			(38)	(84)	(77)	(10)

Consolidated net income for the year in accordance with US GAAP			3,150	4,113	3,793	486

(l)  Reconciliation of consolidated shareholder’s funds to US GAAP

			As of December 31,
	Note		2000	2001	2001
			HK$	HK$	US$
			(in millions)
Consolidated shareholder’s funds in accordance with HK GAAP			48,901	59,613	7,645
Adjustments required under US GAAP
Accumulated depreciation on investment properties	40	(a)	(81)	(95)	(12)
Revenue recognition on property development	40	(c)	(61)	12	2
Asset revaluation reserve	40	(a)	(242)	(176)	(23)
Valuation of investment portfolio	40	(b)	392	463	59
Deferred tax accounting	40	(f)	(1,669)	(2,153)	(276)
Capitalization of certain costs net of related depreciation	40	(e)	(333)	(381)	(49)
Capitalized interest net of related amortization	40	(g)	286	259	33
Investment income capitalized under HK GAAP	40	(b)	4,707	6,678	857
Capitalized net foreign exchange loss	40	(g)	(7)	(39)	(5)
Insurance provision	40	(h)	225	—	—
Lease obligations	40	(j)	(7,294)	(7,709)	(989)
Lease deposits	40	(j)	7,294	7,709	989
Derivative instruments including cumulative effect of adopting SFAS 133	40	(i)	—	(152)	(20)
Tax effect of above adjustments			(141)	(218)	(28)

Consolidated shareholder’s equity in accordance with US GAAP			51,977	63,811	8,183

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 1999, 2000, 2001

(m)  Statement of cash flows

Under HK GAAP, the Corporation presents its cash flows for: (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) investing activities; and (e) financing activities. Under US GAAP, only three categories of cash flow activities are presented; (a) operating: (b) investing; and (c) financing. For the periods presented, cash flows from returns on investments and servicing of finance and taxation shown herein would be included as operating activities under US GAAP. Under US GAAP, the Corporation considers all highly liquid investments purchased with a maturity of three months or less to be cash and cash equivalents. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	Year Ended December 31,
	1999	2000	2001	2001
	HK$	HK$	HK$	US$
	(in millions)
Net cash provided/(used) by:
Operating activities	3,415	3,603	2,929	376
Investing activities	(27,571)	(10,518)	(12,190)	(1,563)
Financing activities	22,668	8,043	8,433	1,081

Change in cash and cash equivalents	(1,488)	1,128	(828)	(106)
Cash and cash equivalents at January 1,	3,652	2,164	3,292	422

Cash and cash equivalents at December 31,	2,164	3,292	2,464	316