Form 20-F
period 2002-12-31
KOWLOON CANTON RAILWAY CORP
filed 2003-06-27
CIK 1108330

As filed with the Securities and Exchange Commission on June 27, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number __________________

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

As of December 31, 2002

391,200 shares outstanding

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     x       No ____

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17     x      Item 18 ____

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

EXCHANGE RATE INFORMATION

We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7988 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. See “Item 3. Key Information –– Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollars actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the indicated or at any other rates.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has effectively been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, the Standard Chartered Bank and the Bank of China (Hong Kong) Limited. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote issuing banks against payment in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

•	the general political, social, public health and economic conditions in Hong Kong and elsewhere in Asia;

•	population growth and demographical movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	costs of equipment which we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the level and timing of imposition of the boundary facilities improvement tax;

•	the decision of the Government on the award of new railway projects;

•	the decision of the Government on the merger between KCRC and MTR Corporation Limited;

•	our relationship with railway authorities in mainland China;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.

We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Income Statement Data” for each of the three years ended December 31, 2000, 2001 and 2002 and “Consolidated Balance Sheet Data” as of December 31, 2001 and 2002 are extracted without adjustment from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 42 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

	Year Ended December 31,
	1998	1999	2000	2001		2002	2002(8)
	HK$	HK$	HK$	HK$		HK$	US$
	(in millions, except per share data)
Consolidated Income Statement Data:
HK GAAP:
Revenue	4,137	4,426	4,731	4,797		4,830	619
Operating costs	(2,672)	(2,875)	(2,830)	(2,886	)(9)	(2,896)	(371)

Operating profit before net investment income	1,465	1,551	1,901	1,911	(9)	1,934	248
Net investment income	164	222	302	490		618	79

Operating profit after net investment income	1,629	1,773	2,203	2,401	(9)	2,552	327
Profit on property development	88	71	87	24		94	12
Share of profits/(losses) of associate	—	—	(1)	11		16	2

Profit before taxation	1,717	1,844	2,289	2,436	(9)	2,662	341
Taxation	(78)	59	(1)	(1)		(1)	—

Profit after taxation	1,639	1,903	2,288	2,435	(9)	2,661	341

Dividend	—	—	—	—		620	79

Earnings per share (10) — Basic	13,149	6,563	7,352	6,444		6,802	872
Dividend per share	—	—	—	—		1,585	203
US GAAP:
Net income	2,129	3,150	4,113	3,792	(9)	2,951	378

Earnings per share (10)	17,080	10,864	13,217	10,035		7,543	967

	As of December 31,
	1998	1999	2000	2001		2002	2002(8)
	HK$	HK$	HK$	HK$		HK$	US$
	(in millions, except number of shares)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(1)	8,663	9,857	5,727	2,135	(9)	1,397	179
Total assets	31,945	58,291	70,419	82,537	(9)	86,108	11,040
Long-term obligations(2)	—	8,299	16,395	16,831		17,753	2,276
Shareholder’s funds	30,253	46,588	48,901	59,580	(9)	62,116	7,964
Issued and outstanding shares	166,200	311,200	311,200	391,200		391,200
US GAAP:
Total assets (3)	33,398	63,664	82,374	96,815	(9)	102,414	13,131
Long-term obligations (3)	951	11,609	23,759	24,606		27,205	3,488
Shareholder’s equity	30,021	47,538	51,977	63,778	(9)	66,205	8,489

	Year Ended December 31,
	1998	1999	2000	2001		2002	2002(8)
	HK$	HK$	HK$	HK$		HK$	US$
	(in millions, except ratios and railway operation data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditures(4)	3,286	8,444	10,829	14,595	(9)	12,308	1,578
Revenue per employee	0.987	0.966	0.972	0.928		0.877	0.112
Total debt(2)	—	8,299	16,395	16,831		17,753	2,276
Debt/equity ratio(2)	—	1:5.6	1:3.0	1:3.5		1:3.5
Net cash inflow from operating activities(5)	1,977	2,231	2,848	2,429		2,500	321
US GAAP:
Net cash provided by operating activities	2,553	3,415	3,603	2,929		3,087	396
Railway Operation Data:
Route kilometers (km):
East Rail	34	34	34	34		34
Light Rail	31.75	31.75	31.75	31.75		31.75
Total number of passengers (in millions):
East Rail(6)	269	275	288	292		296
Light Rail	114	115	118	117		114
Average fare revenue per passenger carried (HK$)
East Rail(6)	10.74	11.29	11.65	11.66		11.73	1.50
Light Rail	3.56	3.58	3.59	3.56		3.53	0.45
Railway operating profit/(loss) per passenger carried(7)
East Rail(6)	4.49	4.81	5.45	5.55		5.56	0.71
Light Rail	(1.46)	(1.52)	(1.12)	(1.19)		(1.00)	(0.13)

(1)	Working capital is defined as the sum of current assets, e.g. stores and spares, properties held for resale, interest receivable, other receivables, tax recoverable and cash and cash equivalents, minus the sum of current liabilities, e.g. interest payable, other payables and accrual for capital expenditure.
(2)	Under HK GAAP, the long-term obligations include the interest-bearing borrowings, but not the commitments to making long-term lease payments arising from certain leasing transactions as they are not recognized as obligations. See Note 42(h) to our audited consolidated financial statements. In June 2003, we launched a two-tranche HK$ retail bonds issue, including HK$300 million in principal amount of 3% notes due 2008 and a HK$700 million in principal amount of 4.8% due 2013. We also issued HK$800 million in principal amount of 4.65% notes due 2013 under the US$3.0 billion Euro medium term note program.

(3)	Total assets and long-term obligations in US GAAP are derived by adjusting the relevant items under Note 42 to our audited consolidated financial statements. Long-term obligations in US GAAP include the interest-bearing borrowings and also the lease obligations of the lease out and lease back transactions. See Note 42(h) to our audited consolidated financial statements.
(4)	The capital expenditure figure is presented on an accrual basis and a detailed breakdown of capital expenditures is depicted in the table on page 44.
(5)	Under HK GAAP, comparative figures in previous years have been restated as a result of the adoption of the newly revised Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants (“SSAP”) 15 (Cash Flow Statement). See Note 4(d) to our audited consolidated financial statements.
(6)	Excluding through-train.
(7)	The railway operating profit/(loss) per passenger carried is derived after depreciation and excluding net investment income. Retrospective adjustments to figures from 1998 to 1999 have been made to include the cost of feeder bus in the operating costs of East Rail and Light Rail. Furthermore, fare revenue rather than total divisional revenue of both East Rail and Light Rail are used for calculating operating profit/(loss) for consistency.
(8)	Solely for your convenience, we have translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7988 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.
(9)	Under HK GAAP, the prior period adjustments in 2001 are made as a result of the adoption of SSAP 34 (Employee Benefits) . See Note 4(a) to our audited consolidated financial statements. Comparative figures before 2001 have not been restated because it is impractical to do so. Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staff’s annual leave and leave passage entitlements represents a restatement for prior years. However, the amount of the restatement under US GAAP was not considered material to our results of operations or shareholder’s equity.
(10)	See Exhibit 6.1 for details of the computation of earnings per share information.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar.

On June 18, 2003, the noon buying rate for the Hong Kong dollar was HK$7.7989 = US$1.00.

	Noon Buying Rate
Year	Averagen (1)	High	Low	Period-End
1998	7.7465	7.7595	7.7355	7.7476
1999	7.7599	7.7814	7.7457	7.7740
2000	7.7936	7.8008	7.7765	7.7999
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8080	7.7970	7.7988
Months
2002
November		7.8000	7.7987	7.7988
December		7.7992	7.7980	7.7988
2003
January		7.8001	7.7988	7.8001
February		7.8000	7.7989	7.7991
March		7.7995	7.7987	7.7995
April		7.7998	7.7991	7.7991
May		7.7995	7.7985	7.7987
June (through June 18)		7.7993	7.7983	7.7989

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.

RISK FACTORS

Because we are owned by the Government and substantially all of our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted as well as business confidence and economic conditions in Hong Kong, which could affect our business.

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. Although the Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy, there can be no assurance that China will not exercise, directly or indirectly, increased sovereignty over Hong Kong. In that event, the political and economic climate in Hong Kong may be adversely affected or our operations may be changed, which could adversely affect our financial condition and results of operations.

We generate revenues primarily from fares paid by Hong Kong residents and commercial activities within Hong Kong, including property-related revenues, and therefore adverse developments in Hong Kong’s social, public health and economic conditions could reduce these revenues and hurt our business and operating results.

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

Since the second half of 1997, Hong Kong has suffered adverse economic developments. We have not raised fares for a fifth year in a row due to poor economic conditions. The Government’s announcement of a moratorium on land sales in 2002 will lead to delay of our property development projects. The outbreak of atypical pneumonia in Hong Kong that began in March 2003 has led to lower ridership both within Hong Kong and between Hong Kong and mainland China, which has also been dealing with this public health crisis. The adverse social, public health and economic developments in Hong Kong or elsewhere in the Asian region could have a material adverse effect on our revenues.

Our future financial performance, as well as our ability to meet our debt obligations, will depend on the level of revenues generated and costs of operating West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link, which are capital-intensive infrastructure projects, the successful development of which involves many uncertainties.

The construction of large infrastructure projects such as West Rail Phase I, the East Rail Extensions projects, the Kowloon Southern Link and the Shatin to Central Link involve many potential risks, including land acquisition problems, shortages of equipment, material and labor, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases, any of which could give rise to delays or cost overruns.

For example, our development plan for the Lok Ma Chau spur line project has been suspended due to the refusal by the Director of Environmental Protection (“DEP”) to issue an environmental permit to us, and the subsequent decision by the appeal board not to overturn the decision of the DEP. As a result of the appeal board’s decision, we announced a revised tunnel and viaduct scheme for the Lok Ma Chau spur line in September 2001. On November 30, 2001, we submitted a new environmental impact assessment report to the DEP for the revised scheme and it was approved with conditions. In March 2002, we submitted a formal application for an environmental permit which was subsequently issued by DEP in April 2002. To comply with the conditions stipulated in the environmental permit, we have set up an environmental committee to monitor the implementation of the proposed mitigation measures as set out in the habitat creation and management plan and the environmental impact assessment study.

Although we have significant experience in the design and construction of railway projects, there can be no assurance that the new railway projects will be completed within budget and the planned completion schedule or particularly in the case of the East Rail Extensions, the Shatin to Central Link and the Kowloon Southern Link will have the scope initially awarded. For more details on the project plans for West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link, see “Item 4. Information on the Corporation—Rail Operations—West Rail Phase I,” “—East Rail Extensions,” “—Kowloon Southern Link” and “—Shatin to Central Link.” Furthermore, the economic viability of these capital intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth, change in demographic and economic conditions.

Fares have been and will remain our primary source of revenue. We face competition from other transport providers. The increase in their market shares might adversely affect our revenue growth. Hence, this might inhibit our ability to raise fares or set fare levels that will adequately cover our costs if we do not want to lose market share.

Although we are the only rail operator providing passenger and freight rail services from Hong Kong to mainland China, our passenger and freight services face competition from operators of road and sea transport. The lower capital cost of our competitors might allow them to offer transportation services at lower prices and higher frequencies. We might be unable to raise our fares if our competitors do not increase their fares. The Government’s recent policy decision to open up the restricted areas near the boundary with mainland China to road transport and the extension of the boundary opening hours of the Lok Ma Chau-Huangguang boundary crossing to 24 hours will intensify the competition from cross-boundary bus services. As our profit depends heavily on cross-boundary passenger services, the increase in the market share of our competitors might adversely affect our revenue growth and profitability.

West Rail Phase I is expected to go into revenue service in September 2003. Facing severe competition from road transport and a sluggish economy, we might not be able to set fare levels for West Rail Phase I which makes it profitable.

Our fare revenues depend in part on fare levels, and the Government has the ultimate ability to change our fares; a reduction in or the inability to raise fares to cover future operating costs could adversely affect our financial performance.

Although we are empowered by the KCRC Ordinance (as defined below) to establish our own fares for passenger, freight and other services, the Chief Executive of Hong Kong may, if he considers it to be in the public interest, give us a direction in writing to adjust our fares. While the Chief Executive of Hong Kong has not exercised this power since the establishment of KCRC, the Chief Executive of Hong Kong may require us to set fares that do not adequately cover our operating and other costs. Although the KCRC Ordinance provides that we are entitled to receive reasonable compensation from the Government if such direction requires us to act in a manner contrary to prudent commercial principles, we cannot assure you that restrictions imposed on our fare policies may not adversely affect our results of operations and financial condition or restrict our ability to make payments on our debt obligations in a timely manner. Furthermore, members of the Legislative Council of Hong Kong may introduce bills to take away our power to determine our fares. Although one such attempt was defeated by a wide margin in 1997, we cannot assure you that similar bills will not be introduced or adopted in the future.

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

We are a statutory body established by the KCRC Ordinance, with the Government as our sole shareholder. The KCRC Ordinance, like other statutes and ordinances of Hong Kong, may be amended, modified or repealed by the Government in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify our scope of authorized activities or adversely affect our financial condition and results of operations by reducing our ability to generate fares or ancillary service revenues or imposing obligations that increase operating costs. Although we are not aware of any proposed material amendments or modifications to, or efforts to repeal, the KCRC Ordinance, we cannot assure you that these kinds of changes will not occur in the future. Furthermore, because our operations are restricted to authorized activities set forth in the KCRC Ordinance, our ability to enter into new businesses is limited and, to the extent amendments to the KCRC Ordinance are needed, subject to the legislative process. The Government has recently indicated its intention to implement a boundary facilities improvement tax in April 2004, which will increase the cost of crossing the boundary from Hong Kong to mainland China for our East Rail passengers. This may have a negative impact on our cross-boundary ridership.

Since we are developing additional large-scale infrastructure projects, such as the Kowloon Southern Link and the Shatin to Central Link, in parallel with the existing projects in West Rail Phase I and the East Rail Extensions, although not anticipated, we may encounter a shortage of technical staff which could reduce our ability to complete the projects in a timely manner or increase the costs of the projects.

According to the current proposals for the Kowloon Southern Link and the Shatin to Central Link, it is expected that construction for the projects will begin in 2004 following detailed environmental impact studies and design processes. Construction of the two projects is expected to begin before the completion of our current projects in the East Rail Extensions. Since the supply of qualified engineers with expertise in railways in Hong Kong is limited, although not anticipated, we may encounter difficulties in recruiting experienced engineering staff for the new projects. In addition, when the new projects are completed, we may encounter difficulties and delays in recruiting and training qualified maintenance and operations staff as the supply of qualified railway maintenance and operations personnel is largely limited to our employees and those of the MTR Corporation Limited (the “MTRCL”). Although we are actively addressing this potential shortage in engineering, maintenance and operations staff through early recruitment, intensive training and internal promotion, we cannot assure you that we will not encounter difficulties in the future in attracting and retaining qualified staff to successfully complete our infrastructure projects in a cost-effective and timely manner.

If we are unable to obtain the financing on reasonable terms to fund the substantial capital expenditures we expect to incur, we may not be able to implement our planned projects.

We are currently in construction phase for a number of large-scale infrastructure projects, such as West Rail Phase I and the East Rail Extensions. In addition, we will start incurring material capital expenditures in connection with the two new projects, the Kowloon Southern Link and the Shatin to Central Link, the total project cost of which is currently estimated to be at HK$10.3 billion and HK$33.2 billion, respectively, beginning in 2004, when construction is expected to begin for both projects. The details on the capital expenditures related to the Kowloon Southern Link and the Shatin to Central Link are not final and even after the completion of the project agreements will be subject to change. We currently expect to finance the projects from internal resources and new debt. We anticipate that we will need to expand our borrowings substantially to meet the project costs for the construction of the Kowloon Southern Link and the Shatin to Central Link. Given the fixed cost nature of our operations, we have in the past incurred, and may in the future incur, operating losses if our revenues do not adequately offset our capital expenditures. Our actual expenditures in connection with the projects may exceed our planned expenditures due to a number of factors, including the following:

•	costs of related property developments,

•	costs of equipment for our railroad network,

•	regulatory and construction problems,

•	the terms on which we finance our working capital and capital expenditure requirements,

•	delays in implementing the projects or commencing operation of the projects, and

•	the level of prevailing interest rates and foreign exchange rates.

We cannot assure you that additional financing will be available on satisfactory terms if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in the inability to achieve projected revenues and limit the growth of our operations. For detailed discussion relating to our capital commitments and resources for capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Because we are undertaking significant U.S. dollar denominated capital expenditures for our expansion and expect to finance a portion of the cost in U.S. dollars, a devaluation of the Hong Kong dollar may increase costs associated with the capital expansion or the Hong Kong dollar cost to repay indebtedness.

While the Hong Kong dollar has been linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that the Government will maintain the link between the Hong Kong dollar and the U.S. dollar at this exchange rate or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditures, including purchases of equipment, denominated in U.S. dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in U.S. dollars or other foreign currencies would increase. Since substantially all of our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation cost and increase Hong Kong dollar interest expense on indebtedness in U.S. dollars, reducing our operating and net income, and may make it more difficult to repay principal on our U.S. dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

If the concept of a merger between us and MTRCL which has been publicly discussed by Government officials who have proposed a feasibility study is implemented, its effects on our business, operations, financial results and financing capabilities are highly uncertain.

On June 25, 2002, the Government indicated that it was considering the possibility of a merger between us and the MTRCL. Since details of the merger proposal are not available, it is difficult for us at this time to evaluate the possible impact on our business, operations, financial results and financing capabilities if the merger were to occur.

You may have difficulty in enforcing judgments regarding the Notes you hold against us or our management outside the United States.

We are a statutory corporation established under the laws of a jurisdiction other than the United States. All of our Managing Board members and members of our management reside outside the United States. As a result, in connection with any claims you may have against us relating to the Notes or the indenture, it may be difficult or impossible to serve legal process on us, the members of our management or our respective experts, or to force any of them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against any of these parties, or to enforce a judgment of a foreign court regarding the Notes or the indenture against any of these parties in the United States.

ITEM 4.    INFORMATION ON THE CORPORATION

HISTORY AND DEVELOPMENT

Our legal and commercial name is Kowloon-Canton Railway Corporation. We are a statutory corporation, wholly-owned by the Government. We were established in Hong Kong by the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong) (the “KCRC Ordinance”) on December 24, 1982 for an unlimited duration. We operate, extend and improve railways in Hong Kong.

We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the northern-western New Territories and, in 1988, started to operate the Light Rail system.

The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate Light Rail. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board.

Our principal executive offices are located at KCRC House, 9 Lok King Street, Fo Tin, Sha Tin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011.

BUSINESS DEVELOPMENT

We are in the process of significantly expanding our rail operations by adding West Rail Phase I and the extensions of our East Rail line. We won the Government’s bid to build and operate the Shatin to Central Link, a 18 km long new railway line which includes the fourth rail harbor crossing. The Government also invited us to plan, build and operate the Kowloon Southern Link. We expect to continue to devote a large percentage of our efforts in the next seven years to expand our rail network and monitor project development. We also expect to substantially expand our borrowings to meet part of the project costs in connection with the construction of the Shatin to Central Link and the Kowloon Southern Link. Once completed, our revenue mix will change with the addition of new services, and our results of operations will reflect the initially higher depreciation, interest and greater operating expenses associated with operating the new systems. In addition, we expect that new property developments and related management activities could affect our reported results of operations. These new activities present both opportunities and potential risks to us, and we expect our business expansion will result in substantial changes from our historical reported results of operations. As West Rail Phase I is not expected to commence operation until late 2003, the three East Rail Extensions projects, TST Extension, Ma On Shan Rail and Lok Ma Chau spur line, until 2004, 2005 and 2007 respectively, the Kowloon Southern Link and the Shatin to Central Link until after 2008, the principal effects of these changes should not occur until 2004. We expect that the new railway projects would have significant impact on our liquidity, capital expenditures and financing requirement in the next seven years.

CAPITAL EXPENDITURES

We had HK$12,308 million (US$1,578.2 million) in capital expenditure in 2002, of which HK$10,855 million (US$1,391.9 million) was incurred for the construction of West Rail Phase I and East Rail Extensions. This included expenditures on detailed design, land acquisition, construction, and purchase of system and plant for West Rail Phase I and the East Rail Extensions. A further HK$72 million (US$9.2 million) was spent on the study of new railway projects, including the Kowloon Southern Link, Shatin to Central Link, Port Rail Line and a freight distribution center in mainland China. The remainder was spent on investments to increase passenger growth in the existing businesses and safety and environmental improvements. We financed our capital expenditures in 2002 by the equity injections from the Government, the export credit loan facilities with the Japan Bank for International Cooperation and the Export Development Canada, issue of long-term bonds in 1999 and 2000, and surplus cash from operations.

Our capital expenditures for 2000 and 2001 were HK$10,829 million (US$1,388.5 million) and HK$14,595 million (US$1,871.4 million) respectively, which were principally invested in West Rail Phase I, East Rail Extensions, refurbishment of existing rolling stock, purchase of new rolling stock and installation of the automatic train protection system. The capital expenditures in 2000 and 2001 were principally financed by the equity injections of the Government, the export credit loan facilities with the Japan Bank for International Cooperation and the Export Development Canada, and surplus cash from operations.

Our capital expenditures for 2003 estimated at HK$14,868 million (US$1,906.4 million) include HK$6,691 million (US$858.0 million) for West Rail Phase I, HK$5,634 million (US$722.4 million) for East Rail Extensions, HK$118 million (US$15.1 million) for new East Rail rolling stock and HK$600 million (US$76.9 million) for Light Rail expansion and safety works. Since the construction of the Kowloon Southern Link and the Shatin to Central Link is not expected to begin until 2004, we will not incur significant capital expenditures for the projects until then.

BUSINESS OVERVIEW

We operate a commuter railway linking the suburban areas of Hong Kong with the urban areas. Our main line is the
34-kilometer East Rail line. It comprises a total of 13 stations from Hung Hom, the main terminus in urban Kowloon, to Lo Wu, the terminus on the boundary with the mainland China. This line carries about 811,000 passenger-trips a day with trains of 12 coaches long. It is a mass transit carrier with a peak hour frequency of 2.7 minutes. East Rail also operates intercity passenger services to Guangzhou on its own train and provides access for other intercity passenger trains running to and from 13 cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Our Light Rail system serves the north-west New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai. The system principally comprises tram-like vehicles which carry about 313,000 passenger-trips a day. We also carry cargo, primarily textiles, foodstuff, metal, paper, chemicals and livestock on East Rail, and have feeder buses in our Light Rail network area as well as to and from East Rail stations.

In 2002, our railway network carried a total of 410 million passengers, or an average of 1.1 million passengers per day, an increase of 0.2% over 2001. We supplement our railway revenues with revenues from property development, ownership and management, and commercial activities ancillary to our railway business, such as pay phones and mobile phone transceivers.

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

We have five core operating divisions: East Rail, Light Rail, Bus, Freight and Property. In addition, the West Rail, East Rail Extensions and New Railway Projects divisions are responsible for the planning and development of the West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link, the Shatin to Central Link and new projects respectively. The following table sets out the revenue and operating profit/(loss) after depreciation and before net investment income and tax for each of our five operating divisions for the periods indicated:

	Year Ended December 31,
	2000		2001		2002
	Revenues	Operating profit/(loss) before net investment income	Revenues	Operating profit/(loss) before net investment income	Revenues	Operating profit/(loss) before net investment income
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
East Rail	3,438	1,606	3,487	1,658 (2)	3,569	1,666
Light Rail	440	(116)	433	(123)	418	(100)
Bus	112	(11)	131	(10)	140	5
Property Services(1)	642	455	658	415	617	390
Freight	99	(33)	88	(29)	86	(27)

Total	4,731	1,901	4,797	1,911 (2)	4,830	1,934

(1)	Including recurrent commercial, property ownership and management revenues from the Property division such as leasing, rental, advertising and estate management, but excludes property development income.
(2)	The prior period adjustments in 2001 are made as a result of the adoption of SSAP 34 (Employee Benefits) (see Note 4(a) of our audited consolidated financial statements for the year ended 31 December 2002). Comparative figures before 2001 have not been restated because it is impractical to do so.

Rail Operations

Our main rail line, East Rail, is a mass transit commuter rail line linking suburban areas along the north-eastern corridor of the New Territories to the Kowloon urban area. The East Rail also provides cross-boundary passenger services to Shenzhen in mainland China, and rail linkage over railways in mainland China further north to 13 cities in mainland China, including Dongguan, Guangzhou, Shanghai and Beijing. In October 1998, we commenced construction of West Rail Phase I, which will link the north-western New Territories to the Kowloon urban area. Two of the three East Rail Extensions projects, the Ma On Shan Rail and the TST Extension were authorized by the Government in October 2000. The third East Rail Extension, Lok Ma Chau spur line was authorized by the Government in June 2002. In June 2002, we won the bid to plan, build and operate the Shatin to Central Link, which will bring our rail service across Victoria Harbor and extend our network to Hong Kong Island. In September 2002, the Government invited us to proceed with the detailed planning and design of the Kowloon Southern Link, which will join West Rail with East Rail at Tsim Sha Tsui.

Current East Rail Passenger Services

The East Rail line is a 34-kilometer railway with 13 stations. Passenger services on the East Rail are provided by electric multiple unit trains of 12 car lengths. East Rail operates 37 12-car trains. With an average daily service of 540 trains per day in 2002, our performance indicators such as punctuality rate of 99.7% and ticketing equipment availability rate of 99.9% in 2002 all exceeded our internal performance targets and published performance pledges.

In 2002, our East Rail operations accounted for 73.9% of the total revenue of KCRC and 86.1% of our operating profit before net investment income (excluding profit on property development) of KCRC. Domestic passenger ridership decreased from 205 million in 2001 to 204 million in 2002 but cross-boundary passenger ridership increased from 87 million in 2001 to 92 million in 2002. For 2002, total passengers carried increased 1.4% to 296 million as compared to 292 million in 2001. Peak days for cross-boundary ridership are very often associated with leisure trips. The observed ridership during weekends (excluding public holidays) was on average 13% higher than the annual daily average of 251,600 in 2002.

The East Rail division is responsible for operating local, as well as cross-boundary, passenger services between Kowloon and Lo Wu. Our East Rail also operates through-train services to Guangzhou on our double deck “Ktt” train and provides access for other intercity trains running to and from 13 cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Through-train services allow passengers to go through customs and immigration processing of Hong Kong prior to boarding rather than de-boarding or interchange at the boundary between Hong Kong and mainland China. Seven trains run between Kowloon and Guangdong in each direction per day of which two are our “Ktt” train. Guangzhou Railway (Group) Corporation and other railway operators in its group operate the other five trains. To meet the increased demand experienced in 2001 and 2002, we plan to launch an additional pair of through-trains in 2003. These trains will extend our service hours to the late afternoon so that passengers can enjoy more flexibility traveling to and from Guangzhou.

Through-train services began to operate between Kowloon and Beijing, and between Kowloon and Shanghai in May 1997. The Beijing and Shanghai Railway Administrations respectively operate these intercity trains, with one train operating to either destination on alternate days. On October 21, 2001, journey times for Beijing and Shanghai through-trains were reduced to 27 hours and 24 hours from 28 hours after the tracks were upgraded. A new destination, Shijiazhuang, was added to the Beijing-Kowloon through-train route, and it has been in service since November 1, 2001.

On June 28, 2001, we launched the Dongguan holiday through-train which runs in the evening from Friday to Sunday and on public holidays. Due to the strong demand for through-train services to Dongguan, the service has been expanded commencing on January 2, 2003 to operate from Tuesdays to Sundays and on public holidays in Hong Kong and mainland China.

We engage in joint ticketing service with railway operators in mainland China, and share the revenues and costs of these services based principally on the distance traveled by the trains on the respective railways. In the second half of 2003, the ticketing system will be enhanced to allow for real-time access by KCRC and our counterparts in mainland China so that a common seat inventory may be maintained for through-train ticket sales.

To improve operations, we upgraded the existing automatic train protection system to a more sophisticated Automatic Train Operation (“ATO”) System in December 2002. This fully automated signaling system will improve the reliability of East Rail’s operations and provide more control over journey times, greater precision when stopping at stations, and a higher frequency of train service from the existing 24 to 27 trains per hour per direction. This system will also cater for the expected growth of morning peak hour southbound passengers using the East Rail upon completion of the new Ma On Shan Rail in late 2004 and make future system upgrades easier to implement. We brought eight new 12-car trains into service by the end of May 2002. The additional rolling stock has increased our carrying capacity by 28%.

We plan to continue our section by section track replacement program, install noise barriers on selected sections of our line and make improvements to selected stations. By the end of 2002, we had completed noise barriers at 20 sites along the East Rail alignment. The planning of two more sites, namely Wo Liu Hang in Fo Tan and Sheung Shui station, is in progress.

In the past few years, we carried out a number of station improvement projects to increase the floor areas, construct new entrances and install/upgrade the facilities at Hung Hom, Mong Kok, Fo Tan, University and Fanling stations with a view to increasing the passenger handling capacities to meet the growing passenger demands. The design and construction of a new underground concourse at the Kowloon Tong station as well as a new 60-metre subway link to the existing MTR station began in 2001, and the improvement project is expected to be completed by the end of 2003.

As a further improvement, we have placed orders for more user-friendly multi-ticket touch-screen machines to replace the existing ticket vending machines. These new machines are expected to enhance both the reliability and transaction process of our automatic revenue collection system, and thus increase our customer satisfaction. The installation of the new ticket vending machines is expected to be completed by the end of 2003. New facilities have also been installed to cater for the needs of our disabled passengers. We have introduced special voice announcement features and added in-train Braille signs for the visually impaired, and flap gates for wheelchair users.

Since a large portion of the cross-boundary passengers carry bulky luggage, we plan to replace all the existing tripod turnstiles type ticket gates at Lo Wu Station with “flap” gates by the end of 2003. Upon the completion of the ticket gates replacement works, we expect the ticket gate throughput to increase by 50%.

The Beacon Hill Tunnel built in 1980 was not equipped with a smoke extraction system. Should a fire occur inside the tunnel, smoke will accumulate and lead to severe fatalities because heavy smoke will hinder effective rescue and fire fighting. As part of the safety improvement plan for East Rail, we have budgeted a capital expenditure of HK$137 million for the construction of a smoke extraction system in the Beacon Hill Tunnel which will be in line with the current railway design standard, NFPA 130 Standard for Fixed Guideway Transit and Passenger Rail Systems. The scope of work includes the construction of tunnel ventilation buildings, supply and installation of smoke extraction fans, upgrading of power supply, provision of fire detection system, diversion of existing services and associated civil construction work. It is expected that upon the completion of the project in 2005, we would have fast and accurate detection of fires, thus preventing severe fatalities and enabling quick responses to incidents as well as a smoke-free environment for passenger evacuation and fire fighting.

With mainland China’s accession to the World Trade Organization in November 2001 and the opening of Disneyland in Hong Kong scheduled for 2005, we expect that the number of travelers visiting Hong Kong from mainland China will increase dramatically in the long term and, as a result, the Lo Wu terminal will experience an unprecedented upsurge in passenger flow. To alleviate the existing passenger congestion and also the expected increase in passenger demand, customs and immigration authorities on the Shenzhen side of the boundary have already completed the necessary improvements to increase their exit processing capacity from 16,000 to 24,000 passengers per hour in 2002. On the Hong Kong side, the Government has also decided to increase the number of immigration counters in Lo Wu terminal. Accordingly, we commenced a new improvement project at Lo Wu terminal in early 2002 to remodel the existing station operations by widening the passageways and waiting areas in the station concourse, improving public amenities, building a new train platform, and upgrading another three existing platforms to free up passenger flows by segregating northbound and southbound passengers. With the expected completion of this project in 2004, the improved terminal facilities will not only enhance the quality of travel for our local and foreign travelers, but also accommodate the expected increase in passenger demand.

As of December 31, 2002, East Rail has maintained a market share of more than 50% of the domestic passenger market for travel between the north-eastern New Territories and urban Kowloon. Our market share dropped from 51.2% in 2001 to approximately 50.1% in 2002. For the cross-boundary market, East Rail’s market share dropped from 76.8% in 2001 to approximately 74.5% in 2002. While East Rail faces competition from bus routes operating parallel to the railway, we believe that our East Rail service is generally regarded as safer and more reliable, factors which give it a competitive advantage compared to bus services.

The Financial Secretary of Hong Kong announced in March 1999 that the Government will implement a boundary facilities improvement tax for boundary crossings by land from Hong Kong to mainland China, similar to the departure tax currently imposed on departures by air or sea. The Government has recently indicated its intention to implement this tax in April 2004 at an assumed tax level of HK$18. Since a boundary facilities improvement tax will increase the cost of crossing the boundary from Hong Kong to mainland China for our East Rail passengers, it may have a negative impact on our ridership. However, the degree of impact will depend on the actual level of the tax.

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

In 2002 the daily patronage of through-trains was 6,290 passengers, an increase of 8% compared to 2001. The number of passengers traveling to mainland China on through-trains has been rising in 2001 and 2002. The number of passengers travelling to Lo Wu, and onward to mainland China by other means of transport, has increased by 6.3% in 2002 compared to 2001. We are able to charge a premium fare on passengers travelling to Lo Wu. The current fare from the Hung Hom terminus in Kowloon to Sheung Shui (the last station before Lo Wu) is HK$9 one way, compared to the fare of HK$33 from Hung Hom to Lo Wu. We believe this combination of increased traffic and ability to charge a premium fare for travel to Lo Wu has resulted in revenue growth on East Rail of 2.4% in 2002 compared to 2001 despite the sluggish economy in Hong Kong.

The Government extended the boundary opening hours of the Lo Wu boundary crossing by 30 minutes effective December 1, 2001. Although these interim measures have alleviated some of the congestion at Lo Wu terminal and helped us recapture market share, long-term relief (particularly during weekends and public holidays) will not occur until the Lok Ma Chau spur line opens, which we expect will be in 2007 at the earliest. On January 27, 2003, the Government extended the boundary opening hours of the Lok Ma Chau-Huanggang boundary crossing to 24 hours. This will likely intensify the competition from cross-boundary bus services, which may result in East Rail having a lower rate of annual growth for 2003 and beyond than the rates for 1998 to 2002 as set forth below.

	Cross-Boundary Lo Wu Ridership
	Daily Average Passenger trips	Year on year Growth (%)
1998	178,802	17.4
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3

West Rail Phase I

In January 1995, the Government invited us to submit a proposal to design, construct, finance and operate West Rail. West Rail is designed to resolve the long-standing transport problems for residents in the north-western New Territories by providing a direct link with urban Kowloon. The population of the north-western New Territories is projected by the Government to grow from approximately 830,000 in 1996 to 1,430,000 in 2011. In response, we submitted a detailed feasibility study to the Government in November 1995. In December 1996, the Government announced that the West Rail route proposed by us should be adopted and that the proposal should be implemented in two phases. Phase I, which comprises 30.5 kilometers of domestic passenger line linking west Kowloon with Tuen Mun in the western New Territories, will be built first. Phase I may be followed at a later date by Phase II, which would connect West Rail Phase I from Kam Tin to Lok Ma Chau, Sheung Shui and Lo Wu, and to provide the cross-boundary passenger and freight services with west Kowloon. Phase II may be replaced by Northern Link which would join East Rail and West Rail Phase I at the northern section, see “Item 4. Information on the Corporation—Business Overview—Future Railway Development.”

We signed the project agreement for West Rail Phase I with the Government in October 1998. This agreement provided the basis for the project to progress from the technical study stage to the detailed design and construction stages, and the system is expected to commence operations in September 2003. This agreement further provides that the source of financing for West Rail Phase I would comprise equity contribution from the Government of HK$29 billion, our internal funds to be accrued from property development profits in respect of East Rail and Light Rail property developments, and commercial financing for the balance of the total project cost.

Based on the prices of contracts so far awarded, tender prices known to date and current estimates of land acquisition costs, the projected total project cost as of December 2002 for West Rail Phase I is HK$46.4 billion. Contracts we have awarded and tendered as of December 31, 2002 represent approximately 96% of the total revised estimated construction costs of approximately HK$39.8 billion, which excludes estimated land acquisition and financing costs of HK$6.0 billion and HK$0.6 billion, respectively.

We believe that our tendering and contract procurement procedures for West Rail Phase I follow fair, open and competitive tendering practices that mirror those of the Government and conform with the World Trade Organization’s Agreement on Government Procurement. Our contracts for West Rail Phase I can be separated into two main categories, civil construction contracts and operating systems contracts. The civil construction contracts include two design/build contracts covering the tunnel sections and 18 construction-only contracts relating to the remainder of the line segments, railway stations, office building and the depot. There are approximately 34 major contracts for the design, supply and installation, testing and commissioning of railway operation systems, including signaling, traction power, telecommunications, control systems, automatic revenue collection, platform screen doors, permanent way, escalators, lifts, rolling stock, tunnel ventilation, signs and advertising facilities, spares, equipment and plants. The last three of such contracts for systems and plants will be awarded in 2003.

In 2002, the Managing Board commissioned a review of payments to contractors for the West Rail Phase I, which addressed, among other things, the Corporation’s tender evaluation, and contractual performance and monitoring systems with particular focus on three contracts. The review was undertaken by the international firm of accountants, Ernst & Young. Ernst & Young established that while there were some areas where improvement could be made in respect of the Corporation’s monitoring and management procedures, the detailed systems for management of the West Rail Phase I appeared to be of a high standard and reflected current industry norms and practice. The Managing Board has adopted the recommendations proposed by Ernst & Young.

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

In preparation for West Rail Phase I’s opening, we have set up an Operational Readiness Steering Committee, chaired by the Chief Executive Officer, and an Operational Readiness Working Group, co-chaired by the Director of West Rail and Director of Light Rail. The Working Group liaises with relevant government agencies and other internal and external bodies to oversee activities that are not part of the project works but are necessary for successful start-up operation. These include the commissioning of public transport interchanges, staff recruitment and training, as well as public relations and marketing.

At the end of 2002, West Rail Phase I was 90% completed. The civil engineering works were substantially finished. Among the many milestones we achieved during the year were the completion of structural work for all nine stations, the energisation of the first section of overhead line, and the occupation of the West Rail Building and Pat Heung Maintenance Centre. With the end of the project in sight, in early 2002, we began the process of redeploying, recruiting and training the staff needed to operate and maintain the railway. Some staff have been acquired through redeploying existing manpower from East Rail division and Light Rail division, and others through external recruitment.

The new trains required for West Rail Phase I started arriving in Hong Kong in April 2002. These 40-tonne, 25-metre long electrical multiple units (“EMUs”) then underwent static and high-speed dynamic tests. A total of 154 EMUs will eventually be delivered to form 22 sets of 7-car trains for West Rail Phase I.

West Rail Phase I will be entering the final phase in 2003. Before going into revenue service, we will be carrying out testing, commissioning of pre-revenue trial operations and additional staff recruitment and training. We will also step up public education, publicity and marketing activities so passengers become familiar with all aspects of the system. Consultations will be held with the travelling public, as Light Rail and bus services will be restructured to tie in with the commissioning of the West Rail Phase I. We are on schedule for a targeted opening in September 2003.

East Rail Extensions

In June 1998, in response to the Government’s invitation, we forwarded our proposals to the Secretary for Transport for the construction and operation, as a combined project, of the 11.4-kilometer link between Ma On Shan and Tai Wai station (the “Ma On Shan Rail”) and the one-kilometer extension of East Rail from Hung Hom to Tsim Sha Tsui (the “TST Extension”). This submission was followed by the Government’s invitation to undertake detailed design with a view to completing the TST Extension and the Ma On Shan Rail in 2004. The Ma On Shan Rail will extend the East Rail from Tai Wai to Ma On Shan, with stations along several large residential complexes, including City One, Chevalier Garden and Heng On. As is the case with West Rail Phase I, each station has been designed to have passenger transport interface with buses, minibuses and taxis. The Shatin and Ma On Shan area to be served by East Rail and Ma On Shan Rail had a population of 629,000 in 2001 and is expected to grow to about 690,000 by 2011. The Ma On Shan Rail and the TST Extension are viewed as a combined project, in part, because the TST Extension will become critical as an alternative interchange into the Mass Transit Railway of the MTRCL to relieve the current dedicated Kowloon Tong interchange, which is expected to overload in capacity when the Ma On Shan Rail comes into operation.

The Environmental Protection Department approved the environmental impact assessment for the Ma On Shan Rail and granted an environmental permit in January 2000. For the TST Extension, the Environmental Protection Department approved the environmental impact assessment and granted an environmental permit in May 2000.

Of the estimated HK$26.7 billion in aggregate costs for the East Rail Extensions, we expect HK$22.6 billion will be construction costs, HK$1.6 billion will be land acquisition costs, and HK$2.5 billion will be financing costs. In October 2000, the Chief Executive of Hong Kong approved both railway proposals. In March 2001, an equity injection of HK$8 billion from the Government for the construction of Ma On Shan Rail and TST Extension was received. We expect to complete the construction of the TST Extension and the Ma On Shan Rail and bring them into operation by 2004 and 2005 respectively.

As at December 31, 2002, nine major civil construction contracts have been awarded, with a combined total value of HK$8.1 billion. Four of the contracts are for the construction of the 11.4-kilometer Ma On Shan Rail including Tai Wai Maintenance Centre. The other five contracts are for the construction of the TST Extension including the modification that will be needed on the existing Hung Hom Station prior to the construction of the one-kilometer long underground extension from Hung Hom to Tsim Sha Tsui. As at December 31, 2002, all ten major railway systems contracts have been awarded at a combined value of about HK$1.6 billion. All contract awards were made through an open tendering process, which we believe to be in line with the World Trade Organization’s Agreement on Government Procurement.

The Government, subject to the final approval of the Chief Executive in Council or the Director of Lands, has agreed to grant to us property development rights to four sites on the Ma On Shan Rail alignment above Tai Wai station and depot, Che Kung Temple and Wu Kai Sha stations and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance depot. We would expect that third party developers would fund the costs of property developments, which are expected to comprise primarily residential developments. We would not expect any property development rights to generate any profits until some time in 2008. We and the Government have agreed in principle that any property development profits from these sites in excess of a specified amount would generally be distributed to the Government as extraordinary dividends.

Both projects are on target for completion in 2004. As at March 31, 2003, 99% of the 8.2 kilometer Ma On Shan Rail viaduct has been erected, and the concrete structures for four out of nine stations were completed, and the 6.5-hectare Tai Wai Maintenance Center, which comprises an administration building and a main depot building, was 91% complete. As at March 31, 2003, the modification of Hung Hom station to accommodate the new TST Extension has been completed, and the railway tunnel which runs from Hung Hom station along Salisbury Road to the new station in East Tsim Sha Tsui was over 98% complete.

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

We were granted an environmental permit for the Lok Ma Chau spur line by DEP in April 2002. As required by the environmental permit, we have set up an environmental committee to monitor the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

On June 14, 2002, the Chief Executive of Hong Kong authorized the Corporation to proceed with the construction of the Lok Ma Chau spur line. The final scheme is based on a tunnel and viaduct approach. The 7.4-kilometre spur line will branch off the existing East Rail line north of Sheung Shui station and then proceed underground until it reaches Chau Tau. From Chau Tau, the railway will rise gradually onto a viaduct and end at Lok Ma Chau Terminus. The spur line is targeted for opening by mid-2007. The project will be funded by internal resources at a cost of approximately HK$10 billion.

Major civil construction contracts, including those for the construction of the tunnels, viaduct and terminus at Lok Ma Chau, were awarded by the end of 2002. All contract awards were the results of an open tendering process, which is in line with the World Trade Organization’s Agreement on Government Procurement. It is expected that the remaining civil construction contracts for the improvement works at Sheung Shui station will be awarded in mid 2003.

We signed the project agreement for the East Rail Extensions in February 2003. The project agreement provided for the financing, design, construction and operations of the East Rail Extensions and related services and facilities.

Light Rail Services

Our Light Rail system commenced operation in September 1988 and comprises 31.75 kilometers of double track with 57 stops. It is a regional mass transit system utilizing vehicles which are similar to trams on tracks which run parallel to public roads. In 2002, Light Rail vehicles recorded a punctuality rate of 99.0% and a ticket equipment availability rate of 99.9%, which equaled or exceeded our internal performance targets. The system operates within the area of Tuen Mun, Yuen Long and Tin Shui Wai in the north-western New Territories, providing an integrated transport system with eight Light Rail routes, and a total of 17 bus routes including feeder bus routes, auxiliary routes and special bus routes linking various districts as at December 31, 2002. The five auxiliary routes are bus routes that supplement the Light Rail and to which the integrated fare system is not applicable. The two special bus routes are stand-alone routes which charge a separate fare and to which the integrated fare system is not applicable. As of December 31, 2002, the Light Rail system had 119 light rail vehicles. The Light Rail vehicles carried an average of 313,600 passenger-trips a day in 2002. The Light Rail division accounted for 8.7% of total revenue of KCRC and had an operating loss in 2002.

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

In 2002 Light Rail continued to face increased competition from other modes of transport in the north-western New Territories. As a result of this and the sluggish economy, revenue was down by 3.5% to HK$418 million. Despite these challenges, Light Rail was able to maintain a strong market position. It captured a 62.1% share of the north-western New Territories public transport market in 2002, although this was down from 66.1% in 2001. The main reason for the decrease was that population growth for the region was largely in Tin Shui Wai North, where travel was largely by public buses (including KCRC buses). The decrease in Light Rail’s market share was mostly offset by the increase in market share taken by Light Rail feeder buses in the north-western New Territories, which grew from 9% in 2001 to 12.7% in 2002. For 2002, we experienced a 1.8% decrease in passengers carried on the Light Rail from 2001.

In 2002, the enhancement work of the platform announcement system significantly improved the clarity and quality of the announcements. Other service enhancements in the year included upgrading the existing in-train announcement system to enable Light Rail route numbers to be broadcast inside train compartments, replacement of destination display panels with electronic display panels on all Light Rail vehicles and the installation of over 200 directional signs near Light Rail stops.

In 2002, we continued on a HK$2.3 billion project that will enable Light Rail to integrate efficiently with West Rail Phase I when it opens for service in 2003. The project includes a 1.7-kilometre extension to Tin Shui Wai New Town, a 2.7-kilometre extension to Tin Shui Wai North, the installation of a new signaling system for the existing network and the new extensions, and grade separation at four Light Rail road junctions in Tuen Mun. All construction contracts relating to this project have been awarded in early 2001. At the end of 2002, about 80% of the works of the Tin Shui Wai extension have been completed. The grade separation at Pui To Road is about 70% completed, and grade separation at Tsing Lun Road is about 10% completed. The construction work was all completed on time and within budget. Integration of the two railway networks directly linking the north-western New Territories to the Kowloon urban area is expected to enhance the competitiveness of Light Rail over other modes of transport in the region, and, we believe, will constitute a key factor in improving the profitability of the Light Rail operations in the medium to long term.

With the commissioning of West Rail targeted in September 2003, we began the process of reconfiguring Light Rail and our bus services so that residents of the north-western New Territories can make the best use of the improved transport infrastructure. Through this restructuring, we aim to provide a first-class feeder service to West Rail and, at the same time, maintain Light Rail’s role as the major transport service provider in the north-western New Territories. We focus our restructuring to:

•	accommodate the changes in travel patterns after the opening of West Rail Phase I and the completion of the new Tin Shui Wai Light Rail Extensions,

•	introduce routings made possible by the grade separation works in Tuen Mun,

•	minimize wasteful duplication of resources, and

•	encourage use of West Rail Phase I for internal and external journeys.

A public consultation exercise for the service restructuring commenced towards the end of 2002 and will continue in 2003 to obtain public feedback. Our bus services operating in the north-western New Territories will be similarly restructured.

Shatin to Central Link

In July 2001, in response to the Government’s invitation, we submitted a proposal for the design, construction, financing and operation of a new railway line from Shatin to Central (the “Shatin to Central Link”). The MTRCL submitted a competing bid for the same project.

On June 25, 2002, the Government announced that we had won the bid to build and operate the Shatin to Central Link. In our bid proposal, the Shatin to Central Link will be connected with the Ma On Shan Rail at Ma On Shan, allowing passengers from Ma On Shan to travel to and from Central without interchange, and passengers traveling on the East Rail to interchange with this new line either at Tai Wai or Hung Hom. Once completed, this new line will extend the KCRC network to Hong Kong Island for the first time. Passengers will then be able to cross the harbor from Kowloon and the New Territories to Hong Kong Island without leaving the KCRC network. In addition, our proposal also includes a major reconfiguration of the Hung Hom station so that it will become a mass transportation center. This facility will serve domestic, cross-boundary and intercity trains of the Shatin to Central Link, East Rail and West Rail.

In August 2002, the Managing Board decided to construct an additional station at Tsz Wan Shan and to build a 1.6 km people-mover system connecting the Whampoa area to the Shatin to Central Link in response to a request from the Government. This 18-kilometer new line will have 11 stations, a rail harbor crossing and a maintenance depot at Kai Tak. Passengers will be able to interchange with the MTR network at Diamond Hill, Exhibition and Admiralty stations.

Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, of the current total estimated project cost of HK$33.2 billion, we expect that HK$29.3 billion will be construction costs, HK$0.9 billion will be land acquisition costs and HK$3.0 billion will be financing costs. While the details on the capital expenditures related to the Shatin to Central Link are still being reviewed and are subject to change, we expect to finance the project from internal resources and new debt.

For the detailed planning and design, we have assembled a core project team of engineers, planners, surveyors and architects with extensive experience in building new railway lines. This team will receive support from professionals with expertise in environmental issues, land acquisition, safety and quality control. In 2002, we began preliminary site investigations, topographical survey and environmental impact assessment studies. We initiated in 2003 schematic design consultancies in preparation for awarding design and construction contracts.

In the next few months, we will develop this new rail project with the Government and expect to finalize the design by 2003. Subject to final agreement with the Government, construction is expected to begin in 2004 following completion of detailed environmental impact assessment studies and design processes. While the project completion date was originally scheduled to be around 2008, currently we are reviewing the construction program with the Government in light of the delay in the Government’s decision on the bid and it is likely the project completion date will be delayed to 2009.

Kowloon Southern Link

The Government invited us to submit a proposal to plan, build, operate and finance the Kowloon Southern Link. We submitted a proposal for the Kowloon Southern Link to the Government in July 2001. On 24 September 2002, the Government invited us to design, build and operate the 3.7 kilometers Kowloon Southern Link, which is planned for completion in 2008.

The Kowloon Southern Link will run from Nam Cheong station, the southern terminus of West Rail, to Tsim Sha Tsui East station on East Rail, joining the two major KCRC railway lines at the southern end. The link will provide the traveling public with a convenient and direct point of transfer between these two railway lines

Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, of the current total estimated project cost of HK$10.3 billion, we expect that HK$8.9 billion will be construction costs, HK$0.8 billion will be land acquisition costs and HK$0.6 billion will be financing costs. While the details on the capital expenditures related to the Kowloon Southern Link are still being reviewed and are subject to change, we expect to finance the project from internal resources and new debt.

We have already begun preliminary site investigations, topographical surveys and environmental impact assessment studies. We initiated in December 2002 schematic design in preparation for awarding design and construction contracts.

We are currently negotiating the details of this project with the Government and expect to finalize the definitive terms in a project agreement to be executed in 2004. Subject to final agreement with the Government, construction is expected to begin in mid 2004 after the issue of an environment permit by the Environmental Protection Department and an approval by the Executive Council of Hong Kong.

Bus Services

We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system in the north-western New Territories and to our East Rail line. As at December 31, 2002, we operated 17 feeder bus services and residential and express routes. The current bus fleet consists of 129 vehicles, 90 air-conditioned buses and 39 non-air-conditioned buses. Our bus operations accounted for 2.9% of our total revenue and 0.3% of our operating profit before net investment income (excluding profit on property development).

In 2002, we enhanced our bus services in Tin Shui Wai North to meet higher demand resulting from population growth in this area. We also built four more bus shelters to improve the waiting environment for passengers. In preparation for West Rail’s opening, we began the process of reconfiguring the bus services in the north-western New Territories to provide feeder bus service to West Rail.

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

The number of passenger trips on our buses, excluding the seven feeder routes for East Rail run by Kowloon Motor Bus, was 25.8 million, or a daily average of 71,450 in 2002. This represented an increase of 23.6% over 2001. Of these trips, 23.8 million were made on Light Rail feeder routes, an increase of 29.6% over 2001, and 2.0 million were on residential and express routes, a decrease of 20.0% from 2001. As a result of the substantial increase in bus patronage, the market share of our buses in the north-western New Territories increased from 9.0% in 2001 to 12.7% in 2002. During the year bus revenue grew by 6.9% to HK$140 million, an increase of HK$9 million when compared with 2001.

Freight Services

Freight services, operating on the same track as East Rail passenger services, convey cargo by rail between Hong Kong and mainland China. We carry three main types of cargo:

(1)	livestock;

(2)	breakbulk, which comprises mainly textile fibers, foodstuffs, metals, paper and chemicals; and

(3)	containers.

The Freight Department now operates container services to a total of 45 cities and breakbulk services to a total of 58 cities in mainland China. We have set up seven representative offices in Shenzhen, Dongguan, Wuhan, Chengdu, Kunming, Xian and Changsha in mainland China to facilitate liaison with our freight business associates and customers and for services promotion. The Freight Department accounted for 1.8% of total revenue of KCRC and had an operating loss in 2002.

Rail-borne freight, both breakbulk and containerized, either originates in Guangdong Province or reaches Guangdong Province mainly from the interior provinces of mainland China. From Pinghu in mainland China, rail-borne freight is distributed to Yantian and Shekou in Guangdong and Hong Kong. Yantian and Shekou, which are container terminals near the boundary in mainland China, are potential competitors to Hong Kong transshipment services if Chinese exporters choose to export through these ports as they offer lower terminal handling charges than Hong Kong. However, the lack of infrastructural support compared to Hong Kong makes these ports comparatively less attractive to shippers, although such ports are becoming more competitive.

The livestock freight service is a regular and longstanding business for us but carries a low margin, and there is a general market trend away from breakbulk freight services and in favor of containerized freight services, which are more attractive to customers. Our container rail freight business is growing steadily in line with this trend. China’s Ministry of Railways has designated container shuttle services as a priority service for railways within mainland China. Furthermore, the Chinese government has in recent years targeted its economic development plans for the interior provinces such as Sichuan and Kunming. We see opportunities to grow our container freight services to the Pearl River Delta and the interior provinces of mainland China.

To improve efficiency, financial control and customer service, the Freight Department continues to integrate all of its electronic freight business systems and enhance its financial control and invoicing systems. Completion of the integration of the electronic freight business systems is expected by the end of 2003. We have adopted Tradelink, Hong Kong’s electronic data interchange system for trade documentation, and worked with Hong Kong’s Customs & Excise Department towards the development of an electronic trade manifest system for rail-borne cargo.

A new container shuttle service between Hong Kong and Dongguan was introduced in 2002 as a result of the joint planning efforts of the Guangzhou Railway (Group) Corporation, Guangshen Railway Co. Ltd., mainland customs units and KCRC.

In June 2002, the Freight Department signed a Memorandum of Understanding with Shenzhen’s Sungang Customs Unit, which is responsible for clearance of cross-boundary freight conveyed by rail between Hong Kong and mainland China. This Memorandum of Understanding is intended to improve the speed and efficiency of inspection and clearance of rail-borne freight being transported between Hong Kong and mainland China in both directions.

Pricing of Rail Services

Under the KCRC Ordinance, KCRC is empowered to determine fares for our passenger services and charges for freight and other services. Our Managing Board normally reviews fares on an annual basis. The Managing Board exercises this power independently of the Government, taking into consideration a number of factors, such as increases in operating costs, financing of maintenance and improvement programs, our ability to raise and service debt, the prevailing rate of inflation, competition and affordability of price increase. Although he has never done so and is not involved in our Managing Board’s determination of fares, the Chief Executive of Hong Kong may, if he considers the public interest so requires, exercise his power to direct us to take any action in respect of fares contrary to prudent commercial principles. If the Chief Executive of Hong Kong were to so direct, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government in respect of that direction. The annual fare review involves marketing studies, passenger and public surveys and consultation and communication with interested parties. We also consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision.

From 1998 to 2002, we did not increase the fares of our passenger transport networks after careful consideration of many factors which included the maintenance of competitiveness with other mass transit providers, which in general did not increase fares, and the hardship our passengers were experiencing as a result of the prevailing sluggish economic situation in Hong Kong.

The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index (“CPI”), average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	1998	1999	2000	2001	2002
Annual average passenger fare increase (%)
East Rail(1)	0.00	0.00	0.00	0.00	0.00
Light Rail	0.00	0.00	0.00	0.00	0.00
Increase/(decrease) in CPI(2) (%)	2.60	(3.30)	(3.00)	(1.70)	(3.20)
Average fare revenues per passenger carried (HK$)
East Rail(1)	10.74	11.29	11.65	11.66	11.73
Light Rail	3.56	3.58	3.59	3.56	3.53
Increase/ (decrease) in average operating costs(3) per passenger carried (%)
East Rail(1)	8.76	(2.07)	(4.01)	(1.54)	(1.56)
Light Rail	10.00	0.76	(3.26)	2.07	(7.61)

(1)	Excluding through-train.
(2)	Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditures of HK$4,500 to HK$18,499 in 1999/2000, broadly equivalent to HK$4,300 to HK$17,500 at 2002 prices. Source: Census and Statistics Department of the Government.
(3)	The average operating costs per passenger carried are derived before depreciation and net investment income/(net borrowing costs). Retrospective adjustments to figures for 1998 to 1999 have been made to include the cost of feeder bus in the operating costs of East Rail and Light Rail.

The introduction of Octopus Smart Card payment system in September 1997, now used by over 84% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. For East Rail, the Octopus Smart Card is used by approximately 91% of our passengers in 2002. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, in which we own a 22.1% interest. Octopus Cards Limited’s other shareholders include other public transport carriers such as the MTRCL and franchise bus operators. The system has been highly reliable, with an average malfunction rate of one in approximately 4,600 transactions, a significant improvement over the common stored value ticket system malfunction rate of one in approximately 2,500 transactions. Implementation of the Octopus Smart Card has reduced congestion at entries into stations, lowered maintenance costs for the entry gates and administrative costs generally, and decreased incidences of damaged cards.

Future Railway Development

Since the completion of the first railway development study by the Government in 1993, the planning context within which the study was conducted has changed significantly. The changes which will have the greatest impact on future railway development are the higher population projections in the light of the 1996 Population By-Census, the development of strategic growth areas in the northern New Territories, reduced reclamation and hence development in the inner harbor areas, the replacement of port facilities on North Lantau Island by the Disney Theme Park and the continuing growth in cross-boundary passenger traffic. As a result of these changes, the Government commissioned the preparation of the second railway development study in March 1998 to re-examine the rail proposals recommended in the first railway development study, investigate other new proposals and recommend a railway network which is designed to relieve bottlenecks in the existing railway lines, facilitate timely accessibility to strategic growth areas for housing and economic development and stimulate further developments along rail corridors, and meet cross-boundary passenger and freight demands and ensure increased compatibility and integration with the railway systems in mainland China.

In May 2000, the Government unveiled its second railway development study. This blueprint outlines future railway development for Hong Kong leading up to 2016. The projects with the highest priority include the five projects listed below.

•	The Kowloon Southern Link, see “Item 4. Information on the Corporation—Rail Operations—Kowloon Southern Link”

•	The Shatin to Central Link, see “Item 4. Information on the Corporation—Rail Operations—Shatin to Central Link”

•	The Port Rail Line, which would provide a direct freight rail link between mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port, thereby enhancing connectivity between Hong Kong and its mainland hinterland and increasing the volumes of cargo transported by rail to and from Hong Kong’s Kwai Chung Container Port.

Two	additional railway lines under consideration by the Government will proceed at later dates:

•	The Northern Link, which would join East Rail and West Rail Phase I at the northern section. It will provide a much needed railway corridor between the north-east and north-west districts of the New Territories, as well as connection to Lok Ma Chau and Lo Wu stations for cross-boundary passengers. It will open up a new corridor for new strategic growth areas now under study by the Government and promote rail as the preferred mode of cross-boundary travel. The likely completion timing for the Northern Link is between 2011 and 2016 depending on the development programme of strategic growth areas and the growth of the cross-boundary traffic. Upon completion of the Northern Link, East Rail and West Rail will form a massive single loop serving the New Territories and Kowloon.

•	The Regional Express Line, which would be an express rail link for suburban and intercity train services between Hong Kong and mainland China from the proposed Mass Transportation Center in Hung Hom. This new line will potentially permit journey times of under 15 minutes through Hong Kong and just over 1 hour to Guangzhou in mainland China. Its implementation timing depends on cross-boundary traffic build-up and the integration of the economic activities between Hong Kong and the Pearl River Delta.

The Government announced its population policy in February 2003 and is expected to release towards the latter part of this year its long term planning study of “Hong Kong 2030” which would provide a new set of planning data for population and employment projections. The study would have impact on future railway development.

Property Development and Services

Our Property division consists of two departments, the first dealing with property development along the railway lines, and the second with commercial activities, including leasing and property management of our own properties, along the railway lines. The Property division aims at maximizing the use of railway land by developing properties jointly with property development companies and exploiting new revenue sources in order to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or in the proximity of railway stations and depots remain in good demand owing to the access to public transport systems. In 2002, the Property division accounted for 12.7% of total revenue of KCRC and 20.2% of operating profit before net investment income (excluding profit on property development) of KCRC.

Property Development

We develop property for three main reasons: first, to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive; secondly, to contribute towards the capital costs of new railway projects; and finally, to secure a permanent and increasing flow of passengers for our railway services.

We have been involved in joint ventures with established property developers for the development of properties along our railway lines since 1985. We sell most property developments, but retain a certain amount for operational purposes and for leasing to tenants. We select our joint venture partners for each development based on their development experience, track record and the terms and conditions of each joint venture proposed. In the case of property developments along the existing railway lines, developers will be invited to form joint ventures with us before any work commences. Developers generally fund the cash development costs including land premium, construction costs and finance charges and bear substantially all development risks. In the case of new railway lines such as the West Rail Phase I and the Ma On Shan Rail, we may, in certain circumstances, undertake the necessary property development enabling works in conjunction with the railway works in order to preserve the development potential above the new railway lines. Developers will then be solicited as joint venture partners to undertake the property developments. Profits from the developments, with the exception of West Rail Phase I property sites, after reimbursement of development costs, are shared between KCRC and the developers. In certain instances, the minimum profit to us has been guaranteed by the parent holding company of our joint venture partner. The level of profits in excess of any minimum profit guaranteed by the developer would be primarily determined by market conditions at the time. The development of the properties is managed by project coordination committees, usually with equal representation from both KCRC and our joint venture partner, but with KCRC making the final decision with a casting vote. We retain control over the disposal of properties completed by the joint ventures, including decisions regarding whether to sell or lease the properties, the offer price and sale price if we decide to sell, and the lease terms if we decide to lease the properties.

Completed property developments along the East Rail and Light Rail include Pierhead Garden, Sun Yuen Long Centre, Manlai Court, Hanford Garden, Sun Tuen Mun Centre, Royal Ascot and Mong Kok station, which provide 761,336 square meters of residential floor area and 213,074 square meters of commercial floor area. Properties development at Hung Hom Bay in Kowloon, the Metropolis, provides 132,218 square meters of commercial floor area, including office, hotel, retail area and serviced apartments. The first phase of the Metropolis, comprising an office tower, a retail podium and a hotel, was completed and sold in 2002. The second phase of the Metropolis, comprising two serviced apartment blocks, was also completed and is now being put up for sale.

For West Rail Phase I, we have identified thirteen sites with potential for property development along nine stations. We expect to provide a total gross floor area of about 2,200,000 square meters, 91% of which would be for residential use and the remainder for commercial use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2008 to 2015. As part of its agreement to inject HK$29.0 billion of additional equity into us to help fund West Rail Phase I, the Government is to receive the net profits from development of these projects, net of contingent expenses, development costs and other benefits to KCRC as provided in an agreement signed in February 2000 between the Government and KCRC. See “Item 7. Major Shareholders and Related Party Transactions—Shareholding in and Loan to WRPDL.” In 2000, KCRC and the Government formed a joint venture company for KCRC to act as the Government’s property development agent of the 13 West Rail Phase I property sites.

Along the Ma On Shan Rail alignment of the East Rail Extensions, four sites have been identified for property development and these sites together with a site at Ho Tung Lau on East Rail, are expected to provide a total gross floor area of about 936,000 square meters, of which 97% would be residential. These five sites are expected to generate some HK$2.0 billion profit, contributing towards debt repayment for the new project. The five sites together are expected to generate about 12,600 flats from 2008 to 2011. We have recently awarded the tender for the property development at Ho Tung Lau to a subsidiary of Sino Land Company Limited. We plan to solicit joint venture partners to undertake the property projects at Tai Wai, Yuen Long and Nam Cheong in 2004 when the Government’s land sales moratorium is expected to be lifted. This land sales moratorium was imposed by the Government in November 2002, whereby property development tender invitations have been suspended pending Government’s decision to lift the control measures.

Commercial Activities, Leasing and Property Management

We own an aggregate of 27,485 square meters of commercial office space at Citylink Plaza at Shatin station and the KCRC Hung Hom Building and an aggregate of 40,649 square meters of retail shopping space at six other sites, which are Sun Tuen Mun Shopping Centre, Citylink Plaza, Plaza Ascot, Manlai Court, Hanford Plaza and Pierhead Plaza.

We manage a total retail area of over 11,500 square meters at East Rail stations providing a wide variety of commercial services to passengers. We devote considerable efforts to the development of associated commercial activities and property management along the railway lines of the East Rail and Light Rail network with a view to generating ancillary income. These include the operation of carparks, duty free business and advertising at stations, licensing and leasing of space for offices, retail shops, restaurants, vending machines, payphones, mobile phone equipment, exhibitions and sales kiosks along railway networks. In some cases, we have negotiated arrangements with the tenants of the shops and restaurants, and the operator of the carparks, to provide us a share of the income and to provide commercial services to the traveling public. In terms of estate management, as of December 31, 2002, we were managing 9,832 residential flats, 3,588 carparking spaces and 91,600 square meters of commercial floor area along the railway lines of the East Rail and Light Rail network. In 2002, despite the downturn in the Hong Kong property market, the average occupancy rate for commercial premises at our stations, commercial offices and shopping centers was approximately 93%.

The commercial portfolio will be increased substantially for the new railways scheduled to be commissioned in late 2003 to 2005, i.e. West Rail Phase I, Ma On Shan Rail and TST Extension. These include a total of around 400 retail units for shops and restaurants. The scope of advertising display is also expected to be enhanced by 12,000 units for stations and inside new trains.

In the year ahead, we plan to introduce multimedia advertising on board all trains to provide value-added services to passengers and generate additional advertising income. The audio-video infotainment programmes and advertisements will be shown on LCD screens.

A new revenue source along the East Rail network is the launch in January 2003 of 15 self-service electronic kiosks selling travel insurance products. Further initiatives are in progress to expand the revenue sources through redevelopment of commercial opportunities in our existing property portfolio and operating shopping centers in developments of new railway lines.

COMPETITION

Although we operate the only passenger and freight rail service from Hong Kong to mainland China on the East Rail line and the only passenger rail service in the north-western New Territories on the Light Rail system, we face and will continue to face competition from alternative modes of transportation. Our rail services face competition from buses, minibuses, shuttle buses, taxis and private cars in our passenger operations within Hong Kong, and from buses, tour coaches, ferries and airplanes in our cross-boundary passenger operations. We face competition from trucks, ferries and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, ferries and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition in public motor bus services in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.

GOVERNMENT REGULATIONS

The Government announced in March 1999 that the MTRC, the other railway operator in Hong Kong, will be partially privatized, and it did so in October 2000 in connection with a global offering of shares and American Depositary Receipts. The Government has indicated that it was considering the possibility of a merger between KCRC and MTRCL.

Under the KCRC Ordinance, we are required to take into consideration the reasonable requirements of the public transport system of Hong Kong and the efficiency, economy and safety of operation in providing services and facilities to the public. Subject to any direction from the Chief Executive of Hong Kong to the contrary as described in the following paragraph, we are also required to operate on prudent commercial principles. We do not enjoy any status, immunity or privilege of the Government under the KCRC Ordinance.

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

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made one dividend payment in 1997 of HK$300 million, representing 9.75% of our 1996 profit after taxation, and have declared a dividend in 2003 of HK$620 million, representing 23.3% of our 2002 profit after taxation.

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

ORGANIZATIONAL STRUCTURE

The Corporation has the following subsidiaries:

Subsidiary Name	Country	Proportion of ownership
Manlai Court Property Management Company Limited	Hong Kong	51%
Sun Tuen Mun Centre Management Company Limited	Hong Kong	100%
Royal Ascot Management Company Limited	Hong Kong	100%
Hanford Garden Property Management Company Limited	Hong Kong	100%
Pierhead Garden Management Company Limited	Hong Kong	100%
The Metropolis Management Company Limited	Hong Kong	51%
Capital System Limited	Hong Kong	100%
Buoyant Asset Limited	Hong Kong	100%
Advanced Asset Limited	Hong Kong	100%
Quality Asset Limited	Hong Kong	100%
Kasey Asset Limited	Hong Kong	100%
Circuit Asset Limited	Hong Kong	100%
Shining Asset Limited	Hong Kong	100%
Fluent Asset Limited	Hong Kong	100%
West Rail Property Development Limited(1)	Hong Kong	51%

Subsidiary Name	Country	Proportion of ownership
Subsidiaries of West Rail Property Development Limited
Kam Sheung Property Development Limited(1)	Hong Kong	51%
Kwai Fong Property Development Limited(1)	Hong Kong	51%
Long Ping Property Development Limited(1)	Hong Kong	51%
Long Ping South Property Development Limited(1),(2)	Hong Kong	51%
Nam Cheong Property Development Limited(1)	Hong Kong	51%
Pat Heung Property Development Limited(1)	Hong Kong	51%
Tin Shui Wai Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Cityside Property Development Limited(1), (2)	Hong Kong	51%
Tsuen Wan West TW6 Property Development Limited(1), (2)	Hong Kong	51%
Tsuen Wan West TW7 Property Development Limited(1), (2)	Hong Kong	51%
Tuen Mun Property Development Limited(1)	Hong Kong	51%
Yuen Long Property Development Limited(1)	Hong Kong	51%

(1)	These subsidiaries are held by the Corporation for the sole purposes of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their financial statements are excluded from the consolidation as the Corporation has no effective control over or beneficial interests in the net assets of, other than the amount of capital provided to, these subsidiaries.
(2)	The subsidiaries were incorporated subsequent to December 31, 2002.

PROPERTY, PLANTS AND EQUIPMENT

A majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment, and our headquarters and administrative offices, is held by us either as vested land or pursuant to grants by the Government in accordance with the KCRC Ordinance. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the Government of the United Kingdom and the Government of People’s Republic of China. As a condition to the grant of land by the Government we are required to pay a land premium to the Government. Pursuant to the KCRC Ordinance, we may use the land for railway operations and ancillary purposes necessary for our railway operations. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than 3 years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government which may be renewable subject to the Government’s discretion. These lands granted pursuant to short term tenancies and/or licenses constitute a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration.

ENVIRONMENTAL MATTERS

We believe that our existing operations are in substantial compliance with applicable environmental regulations, including Hong Kong’s stringent Noise Control Ordinance. We try to ensure that the impact of our projects and operations on the environment is kept to a minimum by implementing environmental management systems meeting the ISO 14001 standard. This is an international certification standard published by the ISO to demonstrate a company’s capability to efficiently manage environmental impacts. Currently, the core functions within our East Rail division and all functions of our Light Rail division have been certified under the ISO 14001 standard. For projects under development, we are required to comply with the statutory processes prescribed by the Government, including submission of an environmental impact assessment to the Environmental Protection Department and satisfactory conclusion of a public consultation period. We are also required to comply with the requirements of the environmental permits as a result of our environmental impact assessments and applicable environmental regulations in our construction activities.

We are committed to construct West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link in an environmentally responsible manner. A comprehensive environmental management system has been implemented for the construction of West Rail Phase I and the East Rail Extensions. This system consists of a three-tier approach to the management of construction impacts on the environment to ensure that contractors comply with all relevant environmental laws and requirements.

The final report of the environmental impact assessment for West Rail Phase I was endorsed by the Advisory Council on the Environment in March 1998. The design and construction of West Rail Phase I takes account of the aesthetic and landscaping aspects to ensure the alignment and structures are visually pleasing. Noise impact of the railway operation has been addressed by an integrated design approach, which includes skirts on the train body to trap noise, a noise and vibration absorption viaduct structure, noise barriers, plus noise and vibration absorption rubber supports for the tracks. We expect when West Rail Phase I comes into operation, it will be one of the quietest railways in the world.

During 2002, 12 hectares of wetlands were recreated near the West Rail Phase I alignment for rare species of bird, frogs and other creatures. Hydro-seeding and tree-planting also took place underneath the railway viaduct after the completion of construction, both to meet the requirements of the environment permit and to ensure maximum environmental friendliness.

The Environmental Protection Department approved the environmental impact assessment for the Ma On Shan Rail and the TST Extension, and granted the respective environmental permits in January and May 2000, respectively.

The Environmental Protection Department approved the environmental impact assessment for the Lok Ma Chau spur line project with conditions in March 2002, and granted an environmental permit in April 2002. We set up an Environmental Committee to monitor the implementation of proposed mitigation measures as set out in the habitat creation and management plan and the environmental impact assessment study to meet the conditions of the environmental permit for the Lok Ma Chau spur line. This committee is chaired by the Senior Director of Capital Projects and composed of representatives from green groups, environmental experts and our senior management.

In response to the Government’s award of the Kowloon Southern Link and the Shatin to Central Link, we prepared and submitted two project profiles to the Environmental Protection Department. The environmental impact assessment studies for the two projects started in June and November 2002, respectively.

Over the past years, we have invested substantially in measures designed to protect the environment. One of the major initiatives undertaken by us in this respect is the noise mitigation project for East Rail. Designed to reduce the noise impact of trains running along the East Rail alignment, this project will eventually cost approximately HK$900 million, making it one of the largest single private investments in environmental improvement project in Hong Kong.

In November 2001, we placed an order for five quieter locomotives which are scheduled to be delivered in October 2003. After testing and commissioning, these quieter locomotives may replace some of the existing locomotives currently used for hauling freight trains and engineering trains. We have also invested HK$3.1 billion in new environmentally-friendly rolling stock—96 cars for East Rail which have been put into service by the end of May 2002 and 154 cars for the introduction of the West Rail Phase I service later this year. These modern trains are quieter and more energy efficient due to their train skirts and their regenerative braking system which saves traction power by regenerating and feeding energy back into the power system during braking. We are now undertaking a feasibility study on the installation of train skirts on the East Rail’s older trains and replacing existing railway crossings with a quieter type.

All of our bus fleet and diesel locomotives run on ultra-low sulphur diesel. 74 buses with pre-Euro standard engines have all been fitted with catalytic converters and 18 Euro I standard engine buses are scheduled to be retrofitted by the end of 2003.

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

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies, including the assumptions and judgments underlying them, are disclosed in the Note 3 to the Consolidated Financial Statements. Of these significant accounting policies, the following involve a higher degree of judgment and complexity and are considered as critical accounting policies. In 2002, KCRC adopted three new or revised accounting policies in response to the issuance by the SSAP 34 on employee benefits relating to the recognition of the annual leave and leave passage entitlement as at the balance sheet date, SSAP 15 on cash flow statements regrouping activities into operating, investing and financing, and SSAP 1 relating to a new statement for changes in equity, which replaces the Consolidated Statement of Recognized Gains and Losses in previous financial statements. See Note 4 to our audited consolidated financial statements. In January 2003, KCRC adopted a revised accounting policy relating to deferred taxation in order to comply with SSAP 12 on income taxes.

Detailed information in respect of US GAAP can be found in Note 42 to our audited consolidated financial statements.

Impairment of assets

KCRC has complied with SSAP 31 (Impairment of Assets). Internal and external sources of information are reviewed at each balance sheet date to identify indications that the assets, i.e. property, plant and equipment (other than investment properties carried at revalued amounts) and investments in subsidiaries and associates, may be impaired or an impairment loss previously recognized no longer exists or may have decreased.

If any such indication exists, we estimate the asset’s recoverable amount, which is calculated by discounting the estimated future cash flows. In this respect, our management exercises a high degree of judgment in terms of the projection of cash flows for future years and the assumption on the pre-tax discount rate. We recognize an impairment loss in the income statement to reduce the carrying amount of an asset to its recoverable amount. As of the balance sheet date, no such indication of impairment loss for KCRC existed.

Construction in progress

Assets under construction and capital works for the operating railway are stated at cost. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed. For those costs incurred by KCRC in respect of feasibility studies on proposed railway related construction projects, they are charged to income statement when there is no certainty of the projects materializing. When the proposed projects are viable, their costs are recognized as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached. In determining whether the projects are viable, the management makes an assessment on the feasibility of the projects from the technical and financial aspects which include the projection of cash flows and assumption on the pre-tax discount rate.

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

Depreciation

All fixed assets, except investment properties, are depreciated on a straight-line basis at rates based on the estimated useful lives of the assets or over the remaining period of the lease in the case of leasehold land. We review the estimated useful lives regularly in order to ensure that the depreciable amounts of the assets reflect the future economic benefits of the assets. We determine the estimated useful lives with a high degree of judgment by reference to the inherent lives of the assets, user’s experience and the appraiser’s report on the assets under lease, whichever is appropriate. The longer the estimated useful lives, the lesser the depreciation amount will be charged to the income statement for the year, and vice versa.

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

With effect from January 1, 2003, we adopted a revised accounting policy on deferred taxation in order to comply with SSAP 12 relating to income taxes dealing with the recognition of deferred tax assets and deferred tax liabilities.

A deferred tax liability is recognized for all taxable temporary differences when the carrying amount of the asset at the net book value exceeds its tax base at the tax written down value. On the other hand, a deferred tax asset is recognized for the carrying forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available to be utilized against the unused tax losses and unused tax credits.

SSAP 12 became effective for financial statements relating to periods beginning on or after January 1, 2003. In accordance with this change in accounting policy and pursuant to SSAP 2, the opening balances of retained profits as at January 1, 2002 and 2003 have to be restated. In addition, the previously reported profit after taxation for the year ended December 31, 2002 will also be adjusted to reflect changes in provision for deferred taxation during the year. However, the Corporation is currently assessing the effect that the adoption of SSAP 12 will have on its financial position and results of operations.

Provisions and contingent liabilities

We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding litigations, mainly relating to the construction of West Rail Phase I and East Rail Extensions. We will make a provision for the claims when there is a present obligation that probably requires an outflow of economic benefits and the obligation can be estimated reliably. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability.

Recently Issued Accounting Standards of the United States of America

In June 2001, the Financial Accounting Standards Board (“FASB”) in the United States of America issued Statement of Financial Accounting Standard (“SFAS”) No. 143 (Accounting for Asset Retirement Obligations). SFAS No. 143 requires the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Corporation also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS No. 143 took effect on January 1, 2003. The Corporation is currently assessing the effect that the application of SFAS No.143 will have on its financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145 (Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections). SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of SFAS No. 145 related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The Corporation does not expect the application of SFAS No.145 will have a significant effect on its financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146 (Accounting for Costs Associated with Exit or Disposal Activities). SFAS
No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue 94-3 (Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity). The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Corporation does not expect the application of SFAS No. 146 will have a significant impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others) (“FIN No. 45”), an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Corporation has not issued any guarantees. The Corporation does not expect the application of FIN No. 45 will have a significant impact on its financial position and results of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21 (Revenue Arrangements with Multiple Deliverables). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Corporation is currently assessing the effect that the application of EITF 00-21 will have on its financial position and results of operations.

In December 2002, the FASB issued SFAS No. 148 (Accounting for Stock-Based Compensation — Transition and Disclosure), an amendment of FASB Statement No. 123. SFAS No. 148 amends FASB Statement No. 123 (Accounting for Stock-Based Compensation), to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to our audited consolidated financial statements. However, since the Corporation files Item 17 of Form 20-F, it is exempted from such disclosure requirements. The application of SFAS No. 148 will not have any impact on the Corporation’s financial position and results of operations as the Corporation does not provide any stock-based compensation to its employees.

In January 2003, the FASB issued Interpretation No. 46 (Consolidation of Variable Interest Entities), an interpretation of ARB No. 51 (“FIN No. 46”). FIN No. 46 addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. FIN No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. The Corporation is currently assessing the effect that the application of FIN No. 46 will have on its financial position and results of operations. FIN No. 46 requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Corporation will consolidate or disclose information about variable interest entities when the interpretation becomes effective. However, since the Corporation files Item 17 of Form 20-F, it is exempted from such disclosure requirements.

In April 2003, the FASB issued SFAS No. 149 (Amendment of Statement 133 on Derivative Instruments and Hedging Activities). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS
No. 133 (Accounting for Derivative Instruments and Hedging Activities). SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149 will be applied prospectively. The Corporation is currently assessing the effect that the application of SFAS No. 149 will have on its financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150 (Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity). SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity, and requires the classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Corporation is currently assessing the effect that the application of SFAS No. 150 will have on its financial position and results of operations.

POLICY ON DERIVATIVE INSTRUMENTS

We manage our currency and interest rate exposures by using derivative instruments, such as interest rate swaps, currency swaps and foreign exchange forward contracts in accordance with our Managing Board’s approved hedging policy and guidelines. These derivative instruments have been employed only for hedging purposes and were properly documented to comply with the requirements of the US Statement of Financial Accounting Standard 133—Accounting for Derivative Instruments and Hedging Activities. We seek to reduce our foreign currency exposure in respect of debt obligations and capital expenditures by converting such obligations into either Hong Kong dollars or U.S. dollars, and to maintain U.S. dollar exposure no greater than 30% of our total debt obligations. Moreover, we seek to limit our exposure to floating interest rate risk by maintaining at least 50% of the total principal amount of our debt obligations at fixed interest rate for the duration of the debt obligations, regardless of maturity.

BUSINESS ACTIVITIES

Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, social and public health conditions in Hong Kong and its populations’ decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic, social, health and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past years, we have benefited through increased ridership levels. The expansion in our portfolio of commercial properties over the past years has contributed to increase revenues from property ownership and management and other property services. From 1988 to 1998, we have been able to achieve increase in fare levels and average fare revenues per passenger carried due to the economic growth in Hong Kong. However, the Asian economic downturn has limited our ability to raise fares on our passenger transport networks in the past five years. Nevertheless, we are still able to achieve growth in profits and transport revenues in 2002 as a result of increased patronage for cross-boundary and intercity through-train.

East Rail

East Rail has contributed approximately 73% of our revenues in each of 2000, 2001 and 2002, with ridership on our electric multiple unit trains increasing in each year. Efficiency on East Rail has been improved over this period. The electric multiple unit train refurbishment program has increased carrying capacity by an additional 15% as of December 31, 2000. The additional rolling stock, which has all been put into service by the end of May 2002, increased the carrying capacity by 28%. These changes have increased the revenue generating capacity of East Rail. Over the past years, we have also improved equipment and maintenance programs, which have reduced the number of breakdowns per vehicle kilometer. Over the period from 1993 to 2002, this has resulted in 36% decline in number of breakdowns per million vehicle kilometer run and a 24% reduction in annual maintenance costs per million vehicle kilometer run. As a result of these factors, operating margins, defined as operating profit after depreciation as a percentage of total revenue of East Rail, which fell from 43.0% in 1988 to 32.3% in 1992, have increased every year since 1993 to 47.5% in 2001 (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002), but fell slightly to 46.7% in 2002.

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

Because our cross-boundary traffic provides the only rail service directly to the boundary with mainland China, with the convenience of direct foot crossing from the Lo Wu station, we have historically been able to charge relatively higher fares for cross-boundary passengers. The Government has proposed to charge a boundary facilities improvement tax to individuals crossing into mainland China by foot, train or passenger vehicle similar to the departure tax currently charged to individuals departing Hong Kong by airplane and ferry. When the boundary facilities improvement tax is imposed in April 2004, it may reduce our cross-boundary passenger volume. With the gradual opening up of restricted areas near the boundary with mainland China to road transport, which will result in more competition, it may be difficult for us to maintain a premium on fares for cross-boundary passengers.

The number of cross-boundary passengers grew by 6.3% during 2002. This rise in cross-boundary patronage can be attributed in large part to the relaxation of visitor quotas and the introduction of multiple entry visas for travelers from mainland China coming to Hong Kong.

	Cross-Boundary Lo Wu Ridership
	Daily Average Passenger trips	Year on year Growth (%)
1998	178,802	17.4
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3

In 2002, East Rail’s through-trains to mainland China continued to see an increase in patronage. In January 2003, we added more train services to Dongguan in mainland China.

Property Development

Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit on property development is not included in our revenues or operating profits. Property development income, which is non-recurring, generally arises from developments undertaken jointly with major Hong Kong property development companies. We are not required to bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop properties along our railway lines.

The Government requires us to pay a one-time land premium for acquiring the rights to use and develop land adjacent to or along our existing railway for property development purposes. The amount of the land premium we are required to pay is calculated by the Government and is determined at fair market value by reference to the amount that other third party developers would be required to pay for comparable property development sites in similar locations. Land premium payments that we make to the Government are capitalized on our balance sheet.

In most cases, we contribute the site and receive a guaranteed minimum profit, and our joint venture partners bear substantially all of the cash costs for construction and development including land premium involved in building high-rise residential and commercial buildings on either an elevated base above the relevant portion of railway or on land adjacent to the railways. The exceptions are sites where property development enabling works are necessary to preserve the development potential above those sites. In these cases, we will normally recover such costs, including their financing costs and interest, from the joint venture partners in the form of upfront payments when the joint ventures are formed. The extent of recovery may vary from case to case in order to make the project commercially attractive. Generally, we are able to control the timing of property sales and in most instances the sales will take place prior to project completion.

We completed one major property development project at Hung Hom Bay in 2002. We have recently awarded the tender for the property development at Ho Tung Lau to a subsidiary of Sino Land Company Ltd. As the Government’s agent, we will be granted significant rights to develop additional properties in connection with the construction of West Rail Phase I. As part of the agreement to invest additional capital, the Government will retain substantially all of the development profits from designated developments along West Rail Phase I. See “Item 4. Information on the Corporation—Property Development and Management—Property Development” for a more detailed description of completed and proposed property development projects.

The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 1997, profit on property development accounted for 63.4% of profit before taxation. In 2000, 2001 and 2002, profit on property development accounted for 3.8%, 1.0% and 3.5% respectively, of profit before taxation. The reduction reflects the absence of new property developments available for sale during those years and the downturn in the Hong Kong real estate market.

Property Services

We include recurring revenues from commercial activities, property ownership and management in our revenues as a component of operating profit. We generate such revenues primarily by leasing commercial premises at our stations and in our shopping centers as well as our office buildings . In 2002, commercial activities, property ownership and management operations accounted for 12.7% of total revenue of KCRC and 20.2% of operating profit before net investment income (excluding profit on property development). Lease rates have fluctuated significantly over time in Hong Kong. They fell substantially in 1997 and 1998, and were relatively stable in 2000, 2001 and 2002. Revenues and profits depend on market conditions at the time leases are entered into and renewed.

Light Rail, Bus and Freight

Light Rail, bus and freight operations make up the remainder of our operations. We undertook Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the north-west New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stations would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area underperformed Government estimates and the Government has allowed a higher level of competition from other modes of transport in the region, which has reduced passenger use of Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we began generating revenue from feeder bus services provided to East Rail stations in 1999. Previously, this service did not generate revenue.

Freight operations have changed over the past ten years, with breakbulk freight volume declining and containerized freight volume increasing steadily. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight package offered by operator of alternative ports in the southern part of mainland China and logistical limitations created by the necessity to transport goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage even as overall cross-boundary freight has increased. However, the percentage of higher value goods and the number of containers carried by our freight services have increased significantly, with container volumes growing by almost 60% in 2002, more than offsetting the decline in breakbulk and livestock volumes. As a result, overall freight volume rose by 10% in 2002. See “Item 4. Information on the Corporation—Freight Services”.

Investment Income

Historically, net investment income has not been material to us, as we have been investing the majority of our available cash in our operations and expansion projects. From 1998 to 2001, we have received an aggregate of HK$37 billion of contributions of capital from the Government. In addition to the US$1 billion of eurobonds in July 1999 and US$50 million private placement under our Euro medium term note programme in November 1999, we also issued US$1 billion notes in March 2000. We had cash and interest paying investments of HK$24,693 million (US$3,166.3 million) as of December 31, 2002. We generated net investment income of HK$618 million (US$79.2 million) during 2002. This amount does not include investment income of HK$975 million (US$125.0 million) and borrowing costs of HK$1,178 million (US$151.0 million) which were capitalized to the project costs of West Rail Phase I and East Rail Extensions. The capitalized amounts relate to capital contributions and borrowings incurred for the purposes of those projects. We anticipate that we will continue to receive significant cash interest receipts in the next two years, which receipts are expected to be offset in part or in full by the higher interest expense related to our increased borrowings. With respect to funds that are required for use on West Rail Phase I or the East Rail Extensions, under HK GAAP we capitalize both the investment income earned on such funds and the borrowing costs attributed to related borrowings. As a result, the net investment income reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 42 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

Operating Costs

Our principal operating costs are electricity and fuel costs, depreciation, and staff costs, which accounted for approximately 9.0%, 25.0% and 42.3%, respectively, of total operating costs in 2002. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expense in 2002 increased by 9.7% as compared to 2001 mainly due to the growth in capital expenditure, such as commissioning of the new EMUs. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by CLP Power Hong Kong Limited. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Major Business Activity Performance

The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

	Year Ended December 31,
	2000	2001		2002	2002
	HK$	HK$		HK$	US$
	(in millions)
Revenue:
East Rail	3,438	3,487		3,569	458
Light Rail	440	433		418	54
Freight	99	88		86	11

Total railway operations	3,977	4,008		4,073	523
Bus	112	131		140	18
Property Services	642	658		617	78

Total revenue	4,731	4,797		4,830	619

Operating Profit (Loss) After Depreciation:
East Rail	1,606	1,658	(1)	1,666	214
Light Rail	(116)	(123)		(100)	(13)
Freight	(33)	(29)		(27)	(3)

Total railway operations	1,457	1,506	(1)	1,539	198
Bus	(11)	(10)		5	1
Property Services	455	415		390	49

Total operating profit	1,901	1,911	(1)	1,934	248
Net investment income	302	490		618	79
Profit from property development	87	24		94	12
Share of profit/(loss) of associate	(1)	11		16	2

Profit before taxation	2,289	2,436	(1)	2,662	341
Taxation	(1)	(1)		(1)	—

Profit after taxation	2,288	2,435	(1)	2,661	341

(1)	The prior period adjustments in 2001 are made as a result of the adoption of SSAP 34 (Employee Benefits). See Note 4(a) to our audited consolidated financial statements for the year ended 31 December 2002. Comparative figures before 2001 have not been restated because it is impractical to do so.

Contribution of Major Business Activities

The following table sets forth by category of major business activities for the periods indicated our (1) revenue as a percentage of total revenue and (2) operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	2000	2001	2002
	%	%	%
Revenue/Total Revenue:
East Rail	72.6	72.7	73.9
Light Rail	9.3	9.0	8.7
Freight	2.1	1.8	1.8

Total railway operations	84.0	83.5	84.4
Bus	2.4	2.7	2.9
Property Services	13.6	13.8	12.7

Total revenue	100.0	100.0	100.0

Operating Profit/(Loss):
East Rail	84.5	86.8	86.1
Light Rail	(6.1)	(6.4)	(5.2)
Freight	(1.7)	(1.5)	(1.4)

Total railway operations	76.7	78.9	79.5
Bus	(0.6)	(0.5)	0.3
Property Services.	23.9	21.6	20.2

Total operating profit	100.0	100.0	100.0

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total revenue from operations was HK$4,830 million (US$619.3 million) for 2002, a 0.7% increase from HK$4,797 million for 2001. This increase included a 1.8% increase in transportation (railway and bus operations) revenue to HK$4,213 million (US$540.2 million) and a 6.2% decrease in property services revenue to HK$617 million (US$79.1 million). Revenue from East Rail grew by 2.4% from HK$3,487 million for 2001 to HK$3,569 million (US$457.6 million) for 2002. This increase in East Rail revenue reflected a 1.4% overall increase in passenger volume from 2002 compared with 2001. The overall fare paid per passenger increased 0.6% from 2001 to 2002 due to an increase in the proportion of cross-boundary passengers. Revenue from Light Rail decreased by 3.5% from HK$433 million for 2001 to HK$418 million (US$53.6 million) for 2002, mainly due to fewer optional trips being taken, stiff competition from other modes of transport and the closure of the Kin On Section of Pui To Road to make way for grade separation works. Revenue from station commercial activities and property ownership decreased by 6.2% from HK$658 million for 2001 to HK$617 million (US$79.1 million) for 2002 partly as a result of government departments vacating several floors in Citylink Plaza from June 2002 and the vacated area was under renovation. The Citylink Plaza renovation has been completed as of the end of April 2003 and is expected to generate better trade mix and higher revenue income. Revenue from bus operations increased by 6.9% from HK$131 million for 2001 to HK$140 million (US$18.0 million) for 2002, mainly due to service improvements and steady growth in patronage on the three interim Light Rail bus routes in Tin Shui Wai and one in Tuen Mun. Revenue from freight services decreased 2.3% from HK$88 million for 2001 to HK$86 million (US$11.0 million) for 2002.

Operating profit after depreciation and before net investment income increased by 1.2% to HK$1,934 million (US$248.0 million) for 2002, compared to HK$1,911 million (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) for 2001. The operating margin increased from 39.8% (restated as described in Note 4(a) of the audited consolidated financial statements for the year ended December 31, 2002) for 2001 to 40.0% for 2002. Operating costs (before net investment income) grew by 0.3% from HK$2,886 million (restated as described in Note 4(a) of the audited consolidated financial statements for the year ended December 31, 2002) for 2001 to HK$2,896 million (US$371.3 million) for 2002, primarily because of increases in maintenance costs which increased by 12.5% to HK$144 million and depreciation which increased by 9.7% to HK$725 million more than offset decreases in staff costs which reduced by 3.9% to HK$1,226 million and energy and other expenses which reduced by 0.4% to HK$262 million. The net amount of staff costs after capitalization for various capital projects was reduced mainly attributable to the reduction in staff benefits in 2002. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Net investment income increased from HK$490 million for 2001 to HK$618 million (US$79.2 million) for 2002 due principally to the recognition of the interest income on other receivables in relation to the property development along the West Rail, Phase I. Net investment income excluded investment income of HK$975 million (US$125.0 million) and borrowing costs of HK$1,178 million (US$151.0 million) capitalized to construction in progress and deferred expenditures during 2002. Profits from property development increased from HK$24 million for 2001 to HK$94 million (US$12.1 million) for 2002 mainly from Hung Hom Bay property development. Provision for profits taxes of HK$1 million for 2002 is the same as 2001, which represented the estimated assessable profits tax of the subsidiaries of the Corporation for the year.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total revenue from operations was HK$4,797 million (US$615.1 million) for 2001, a 1.4% increase from HK$4,731 million for 2000. This increase included a 1.2% increase in transportation (railway and bus operations) revenue to HK$4,139 million (US$530.7 million) and a 2.5% increase in property services revenue to HK$658 million (US$84.4 million). Revenue from East Rail grew by 1.4% from HK$3,438 million for 2000 to HK$3,487 million (US$447.1 million) for 2001. This increase in East Rail revenue reflected a 1.5% overall increase in passenger volume from 2001 compared with 2000. The overall fare paid per passenger increased 0.1% from 2000 to 2001 due to an increase of cross-boundary passengers. Revenue from Light Rail decreased by 1.6% from HK$440 million for 2000 to HK$433 million (US$55.5 million) for 2001, mainly due to competition from other modes of transport in the north-western New Territories. Revenue from property services increased by 2.5% from HK$642 million for 2000 to HK$658 million (US$84.4 million) for 2001 principally as a result of higher revenue generated from rental and other revenue related to duty free operation. Revenue from bus operations increased by 17% from HK$112 million for 2000 to HK$131 million (US$16.8 million) for 2001. Revenue from freight services decreased 11.1% from HK$99 million for 2000 to HK$88 million (US$11.3 million) for 2001, due to lower breakbulk and livestock traffic.

Operating profit after depreciation and before net investment income increased by 0.5% to HK$1,911 million (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) (US$245.0 million) for 2001, compared to HK$1,901 million for 2000. The operating margin decreased from 40.2% for 2000 to 39.8% (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) for 2001. Operating costs (before net investment income) grew by 1.9% from HK$2,830 million for 2000 to HK$2,886 million (US$370.1 million) (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) for 2001, primarily because of increases in staff costs which grew by 5.5% to HK$1,276 million (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) and energy and other expenses grew by 6.1% to HK$663 million more than offset decreases in maintenance costs which decreased by 12.3% to HK$286 million and depreciation which fell by 1.3% to HK$661 million. The growth of staff costs was mainly due to the pay adjustment in July 2001, the full-year effect of new posts filled in 2000, and additional posts created and filled in 2001. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Net investment income increased from HK$302 million for 2000 to HK$490 million (US$62.8 million) for 2001 due principally to the additional investment of surplus funds from bond proceeds, equity injection and operations. Net investment income excluded investment income of HK$1,971 million (US$252.7 million) and borrowing costs of HK$1,325 million (US$169.9 million) capitalized to construction in progress and deferred expenditures during 2001. Profits from property development decreased from HK$87 million for 2000 to HK$24 million (US$3.1 million) for 2001 mainly from the Royal Ascot property development. Provision for profits taxes of HK$1 million for 2001 is the same as 2000 which represented the estimated assessable profits tax for the year of the subsidiaries of the Corporation.

INFLATION

Historically, we have increased our scheduled fares at a rate in line with inflation. Because the rate of inflation has declined significantly in the past four years, in light of the economic downturn in Asia and Hong Kong and other factors, we did not increase fares for both East Rail and Light Rail since 1998. The economic downturn has to some extent triggered the deflation in Hong Kong which is reflected by an average annual decrease of 2.8% in the Hong Kong Consumer Price Index (A) for the four years from 1999 to 2002. For the years 1999, 2000, 2001 and 2002, the Hong Kong Consumer Price Index (A) dropped 3.3%, 3.0%, 1.7% and 3.2% respectively representing deflation for four consecutive years. See “Item 4. Information on the Corporation—Pricing of Rail Services.”

EFFECTS OF INTEREST RATE AND FOREIGN EXCHANGE MOVEMENTS ON OUR BORROWINGS

We had HK$995.3 million (US$127.6 million) of floating rate debt as of December 31, 2002. We anticipate that an increased portion of our future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect our liquidity. As a result of borrowings to finance the West Rail Phase I development, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link, our interest and financing charges are also expected to increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong dollar and other currencies may increase our borrowing costs and therefore adversely affect our results of operations. However, we limit our exposure to floating rate risk by our policy to maintain at least 50% of the total principal amount of our debt obligations at fixed interest rate for the duration of the debt obligations, regardless of maturity. Our Managing Board has adopted a policy to use derivative instruments only for hedging purposes.

Substantially all of our revenues and operating expenses are incurred in HK dollars. In addition, a substantial majority of the capital expenditures for West Rail Phase I and the East Rail Extensions will be incurred in HK dollars. However, we have raised significant borrowings in U.S. dollars. We have reduced foreign exchange exposure relating to debt obligations and capital expenditures by entering into currency swaps and foreign exchange forward contracts in order to convert such obligations into either Hong Kong dollars or U.S. dollars, and to maintain U.S. dollar exposure no greater than 30% of our total borrowings.

In addition to U.S. dollar bond issue, we issued HK dollar bonds in June 2003 to finance Kowloon Southern Link and Shatin to Central Link to minimize our foreign exchange exposure.

US GAAP RECONCILIATION

We prepare our consolidated financial statements in accordance with HK GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of our profit after taxation, or “net income after taxation” under US GAAP, and shareholder’s funds, or “shareholder’s equity” under US GAAP, in accordance with HK GAAP and US GAAP.

	As of or for Year Ended December 31,
	2000	2001		2002	2002
	HK$	HK$		HK$	US$
	(in millions)
Profit after taxation in accordance with:
HK GAAP	2,288	2,435	(1)	2,661	341
US GAAP	4,113	3,792	(1)	2,951	378
Shareholder’s funds in accordance with:
HK GAAP	48,901	59,580	(1)	62,116	7,964
US GAAP	51,977	63,778	(1)	66,205	8,489

(1)	The prior period adjustments in 2001 are made as a result of the adoption of SSAP 34 (Employee Benefits). See Note 4(a) to our audited consolidated financial statements for the year ended 31 December 2002. Comparative figures before 2001 have not been restated because it is impractical to do so.

See Note 42 to our audited consolidated financial statements for the reconciliation of profit after taxation and shareholder’s funds reported between HK GAAP and US GAAP.

LIQUIDITY AND CAPITAL RESOURCES

Capital Commitments

The four largest capital projects we are currently developing are the West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link. We have outstanding capital commitments and plans to upgrade and replace assets used in connection with our existing East Rail line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations.

We estimate the aggregate development costs for the four largest capital projects from project inception to the commencement of operations, including financing costs during construction, as follows:

	West Rail Phase I	East Rail Extensions	Kowloon Southern Link	Shatin to Central Link	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Anticipated development costs:
Construction costs	39.8	22.6	8.9	29.3	100.6
Land costs	6.0	1.6	0.8	0.9	9.3
Financing costs	0.6	2.5	0.6	3.0	6.7

Total	46.4	26.7	10.3	33.2	116.6

Anticipated financing sources(1):
Government equity	29.0	8.0	—	—	37.0
KCRC debt	5.5	12.7	7.0	22.6	47.8
KCRC internal funds	11.9	6.0	3.3	10.6	31.8

Total	46.4	26.7	10.3	33.2	116.6

(1)	As of December 31, 2002, total financing sources amounted to HK$53,870.9 million (US$6,907.5 million), consisting of HK$29,000 million (US$3,718.5 million) of Government capital contributions for West Rail Phase I and an additional HK$8,000 million (US$1,025.8) for Ma On Shan Rail and TST Extension; HK$7,738.3 million (US$992.2 million) in net proceeds from the US$1 billion in principal amount of the Notes; HK$8,149.3 million (US$1,044.9 million) in net proceeds from the US$1 billion in principal amount of 7.25% notes due 2009 and US$50 million in principal amount of 7.77% notes due 2014; HK$824.6 million (US$105.7 million) from drawdowns under our US$379.7 million export credit facilities; and HK$158.7 million (US$20.4 million) from deferred payment of long term credit facilities.

As of December 31, 2002, we had an aggregate of approximately HK$6.8 billion in outstanding commitments for capital expenditures for the development of West Rail Phase I. We had HK$10.3 billion in outstanding commitments for capital expenditures of the East Rail Extensions. We had an aggregate of approximately HK$2.5 billion in outstanding commitments for capital expenditures relating to the existing East Rail, Light Rail operations and new railway projects.

For West Rail Phase I, we incurred a total cash outlay of HK$27.3 billion prior to 2002 and HK$7.2 billion in 2002. Based on our projected construction schedule and the terms of the commitments for capital expenditures we have contracted to date for West Rail Phase I, the following is our estimated schedule of payments from 2003 onwards and the actual payments in 2002 for West Rail Phase I:

	2002	2003	2004	2005 onwards	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	6.9	6.8	0.8	1.6	16.1
Land costs	0.2	0.8	0.9	0.7	2.6
Financing costs	0.1	0.2	0.1	—	0.4

Total	7.2	7.8	1.8	2.3	19.1

For East Rail Extensions, we incurred a total cash outlay of HK$4.0 billion prior to 2002 and HK$3.5 billion in 2002. Based on our projected construction schedule and the terms of the commitments for capital expenditures we have contracted to date for East Rail Extensions, the following is our estimated schedule of payments from 2003 onwards and the actual payments in 2002 for East Rail Extensions:

	2002	2003	2004	2005 onwards	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	3.2	5.2	5.4	5.5	19.3
Land costs	0.1	0.9	0.2	0.2	1.4
Financing costs	0.2	0.4	0.5	0.9	2.0

Total	3.5	6.5	6.1	6.6	22.7

For Shatin to Central Link, we incurred a total cash outlay of HK$61 million in 2001 and HK$251 million in 2002. Based on our projected construction schedule, the following is our estimated schedule of payments from 2003 onwards and the actual payments in 2002 for Shatin to Central Link:

	2002	2003	2004	2005 onwards	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	0.2	0.8	1.8	26.4	29.2
Land costs	—	—	—	0.9	0.9
Financing costs	—	—	0.1	2.9	3.0

Total	0.2	0.8	1.9	30.2	33.1

For Kowloon Southern Link, we incurred a total cash outlay of HK$11 million in 2001 and HK$37 million in 2002. Based on our projected construction schedule, the following is our estimated schedule of payments from 2003 onwards and the actual payments in 2002 for the Kowloon Southern Link:

	2002	2003	2004	2005 onwards	Total
	HK$	HK$	HK$	HK$	HK$
	(in billions)
Construction costs	—	0.2	0.7	8.0	8.9
Land costs	—	—	0.4	0.4	0.8
Financing costs	—	—	—	0.6	0.6

Total	—	0.2	1.1	9.0	10.3

Unexpected geological conditions, economic or political developments, accidents or natural disasters can cause delays, design changes and other factors which can increase costs. Moreover, the current estimated sources of funds for West Rail Phase I, the East Rail Extensions, the Shatin to Central Link and the Kowloon Southern Link include funds that the Corporation expects to generate internally from operations in the future. As a result, we cannot assure you that actual project costs and sources of funds will be the same as those set forth above.

The following table sets out our capital expenditures for each of the three years ended December 31, 2002:

	Year Ended December 31,
	2000	2001		2002	2002
	HK$	HK$		HK$	US$
	(in millions)
Railway related operational equipment(1)	11	13		14	2
Assets under construction:(2)
West Rail Phase I	9,034	9,653	(5)	6,503	834
East Rail Extensions	933	3,133	(5)	4,352	558
Automatic Train Protection System	24	34		—	—
Rolling Stock	415	591		387	50
Others	132	235		293	37

	10,538	13,646	(5)	11,535	1,479
Others(3)	20	20		14	2

Total railway assets	10,569	13,679	(5)	11,563	1,483
Investment property and buildings	—	485		—	—
Assets under construction for investment property, leasehold land and buildings	260	431		745	95

Total capital additions(4)	10,829	14,595	(5)	12,308	1,578

(1)	Includes signaling system, telecommunication equipment, automatic revenue collection system, machinery and equipment.
(2)	Assets under construction represent project costs of railway related operational equipment, other railway related assets and others and all capital expenditures of West Rail Phase I and the East Rail Extensions.
(3)	Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixture, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, company boats and tools.
(4)	The capital additions exclude capitalized investment income and borrowing costs. See Note 3(r) to our audited consolidated financial statements for accounting policy on borrowing costs and investment income.
(5)	The prior period adjustments in 2001 are made as a result of the adoption of SSAP 34 (Employee Benefits). See Note 4(a) to our audited consolidated financial statements for the year ended 31 December 2002. Comparative figures before 2001 have not been restated because it is impractical to do so.

Resources for Capital Expenditures

Earnings.    Historically, we have generated our capital resources primarily through earnings. Earnings from railway operations and property management have been supplemented by earnings from non-recurring property development. For the year ended December 31, 2002, net cash inflow from operating activities was HK$2,500 million (US$320.6 million), an increase of HK$71 million (US$9.1 million) or 2.9%, from HK$2,429 million for the year ended December 31, 2001. The increase was mainly due to the increase in net cash inflow from operations, even though this increase was reduced by the increase in cash outflow from property development of HK$402 million (US$51.5 million) in 2002, compared to HK$350 million (US$44.9 million) in 2001.

Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. We declared a dividend payment of HK$620 million in 2003. Dividend payments would reduce the funds available to meet capital expenditures and repay indebtedness.

Earnings will not be sufficient to fund the significant capital resources required to complete West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link. To fund West Rail Phase I and the East Rail Extensions projects, we have relied largely on capital contributions by the Government and borrowings. To fund the Kowloon Southern Link and the Shatin to Central Link projects, we expect to rely largely on borrowings. We currently expect borrowing costs to represent about 5.8% of project costs, and variations in costs could have a significant effect on the returns from these projects. In order to reduce risk, we have decided to pre-fund a significant portion of our borrowings to lock in financing costs at fixed interest rates. We anticipate that the US$1 billion in eurobonds issued in July 1999 and the US$50 million private placement under our Euro medium term note program together with the net proceeds from the US$1 billion in principal amount of the Notes and other debt facilities (see “Debt Facilities” below), will provide all the debt financing required for the West Rail Phase I and the East Rail Extensions projects. We expect to incur significant capital expenditures in connection with the Kowloon Southern Link and the Shatin to Central Link with material expenditures expected to begin in 2004, when construction is expected to commence. While the details on the capital expenditures related to the Kowloon Southern Link and the Shatin to Central Link are still being negotiated and are subject to change, we expect to finance the projects from internal resources and new debt. We probably will be required to substantially expand our borrowings to meet part of the project costs for the construction of the Kowloon Southern Link and the Shatin to Central Link.

Equity Contributions.    We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999 respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of West Rail Phase I. In March 2001, we received HK$8.0 billion from the Government in connection with the development of Ma On Shan Rail and TST Extension of East Rail Extensions. These equity injections received from the Government represent approximately 62.5% and 30.0% of the revised estimated HK$46.4 billion and HK$26.7 billion aggregate project costs of West Rail Phase I and East Rail Extensions respectively. We do not expect any equity injections from the Government for the Kowloon Southern Link and the Shatin to Central Link.

Contractual Obligations and Commercial Commitments.    The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments as of December 31, 2002:

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
	HK$	HK$	HK$	HK$	HK$
	(in millions)
Long-term Debt	310	587	311	16,545	17,753
Capital Lease Obligations	504	1,067	975	6,824	9,370
Operating Leases	148	107	18	—	273
Other Long-term Obligations	—	—	—	—	—

Total	962	1,761	1,304	23,369	27,396

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	1 year and beyond	1-3 years	4-5 years	After 5 Years	Total
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Short-term Uncommitted Revolving Credit Facilities	2,250	—	—	—	—	2,250
Letter of Credit	3	—	—	—	—	3
Overdraft Facilities	25	—	—	—	—	25
Medium Term Note Programme	—	—	—	—	15,266	15,266
Letter of Credit for US Leverage Leases	110	—	1,362	376	—	1,848
Export Credit Loan Facilities	—	—	113	389	655	1,157
Capital Commitments (1)	11,414	8,173	—	—	—	19,587
Other Commercial Commitments	—	—	—	—	—	—

Total	13,802	8,173	1,475	765	15,921	40,136

(1)	The capital commitments relate to the capital works contracted for and those authorized but not contracted for as at December 31, 2002. Since these works had not been commenced as at December 31, 2002, they were not provided for in our financial statements. Besides, there is no breakdown for the commitments over one year in consideration of the uncertainties in estimating the works to be completed for each contract for the years beyond one year.

Debt Facilities.    Under the KCRC Ordinance, the Corporation is empowered to borrow or otherwise raise money and charge all or any part of our property as security for the borrowings and to create and issue bonds, notes or other securities which may be charged on the property, undertaking and revenue of the Corporation or any part thereof. We may exercise such powers to provide us with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes and paying interest, premium or other charge on such money or repaying sums to the Government. Moody’s Investors Services changed the outlook of our foreign currency rating “A3” to positive from stable in mid February 2001. On April 17, 2003, Moody’s Investors Services affirmed our “Aa3” domestic and “A3” foreign currency ratings, the outlook for our domestic currency rating as stable and the outlook for our foreign currency rating as positive. Standard & Poor’s Rating Group, a division of McGraw-Hill, Inc., affirmed our “AA-” local and “A+” foreign currency ratings as well as the stable outlook on our foreign currency rating on October 24, 2002, but the agency revised the outlook on our local currency rating to negative from stable on the same day. These ratings are the sovereign ceiling of the Government. With respect to our required debt financing for West Rail Phase I and the East Rail Extensions, we have implemented a borrowing strategy designed to diversify funding sources and reduce financing costs. We have developed the following funding sources:

•	In June 2000, we signed a US$42 million export credit loan facility with the Export Development Canada (formerly known as Export Development Corporation). This facility, with a 12-year maturity provided financing for the purchase of a train control and signaling system for West Rail Phase I. This facility bears interest at a floating rate at a margin over LIBOR and the loans are repayable in 17 semi-annual instalments commencing in May 2004 or the seventh month after the date of final delivery of the equipment, whichever is earlier. As of December 31, 2002, we had completed drawdowns totaling US$22.4 million under this facility.

•	In March 2000, we launched a US$1 billion in principal amount of 8% notes due in 2010 (the “Notes”). The Notes are unsecured senior obligations of KCRC and rate equally with all of our other unsecured senior indebtedness.

•	In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility was made available for payments to the Itochu-Kinki-Kawasaki Consortium for the design, manufacture, supply, testing and commissioning of electric multiple unit trains for both the West Rail Phase I and the East Rail. One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest at a floating rate at a margin over LIBOR. The loans are payable in 17 equal semi-annual instalments commencing in April 2003. As of June 19, 2002, we had completed drawdowns totaling US$290.2 million under this facility. We made a single repayment of US$19.9 million in April 2003. We do not intend to make further drawdowns under this loan facility. A notice was served to cancel the undrawn balance of this loan facility with effect from
June 30, 2003.

•	In June 1999, we launched a US$1.5 billion Euro medium term note program under which we may issue notes in any currency and maturities as we may agree with dealers. In January 2000 the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July 1999 and November 1999, we issued US$1 billion in principal amount of 7.25% notes due 2009 and US$50 million in principal amount of 7.77% notes due 2014, respectively, under this program.

With respect to our required debt financing for the Kowloon Southern Link and the Shatin to Central Link, we intend to implement a borrowing strategy designed to diversify funding sources and reduce financing costs. We have utilized the following funding sources:

•	In June 2003, we launched a two-tranche Hong Kong dollar retail bonds issue, including HK$300 million in principal amount of 3% notes due 2008 and HK$700 million in principal amount of 4.8% notes due 2013.

•	In June 2003, we issued HK$800 million in principal amount of 4.65% notes due 2013 under the US$3.0 billion Euro medium term note program set up in June 1999.

Investments

Our Managing Board has adopted a set of guidelines governing the investment of resources intended to regulate our credit risk exposure as well as currency exposure. Currently, all our investments must be in HK dollars or U.S. dollars or hedged into these currencies. As of December 31, 2002, our cash, investments and deposits with banks were HK$24,693 million (US$3,166.3 million) after investment of the net proceeds of the US$1 billion in principal amount of the Notes that we issued in March 2000, US$1 billion in principal amount of 7.25% notes due 2009 that we issued in July 1999 and US$50 million in principal amount of 7.77% notes due 2014 that we issued in November 1999. Of such HK$24.7 billion, over HK$12.2 billion of our investments were in bank deposits and certificates of deposit. HK$16.4 billion were invested in unlisted fixed income securities, and over HK$17.0 billion of our investments were in obligations (or with institutions) rated in the top two rating categories of recognized international rating agencies. As of December 31, 2002, over HK$16.8 billion represented HK dollar obligations. The information on the market value of these securities was obtained from dealers in fixed income securities. The market value of these securities may fluctuate to reflect market conditions such as movements of interest rates, liquidity and financial positions of the issuers of these securities.

Working Capital

Our working capital was HK$1,397 million (US$179.1 million) as of December 31, 2002. Our need for operational working capital is limited, as our operating expenses are primarily funded through passenger fares paid on a current basis. We believe that our cash investments will provide us with sufficient liquidity to fund capital costs for West Rail Phase I and the East Rail Extensions through 2003.

TREND INFORMATION

During 2002, substantial progress was made on our existing capital projects—West Rail Phase I and the East Rail Extensions. In 2002, we were awarded two new railway projects which will provide the vital links needed between West Rail and East Rail and more importantly, for the first time extend the KCRC network to Hong Kong Island.

When completed, the Shatin to Central Link will enable passengers to take a train from Hong Kong Island and travel to the boundary with mainland China without leaving the KCRC network. Another project awarded to us in 2002 was the Kowloon Southern Link, which is a natural extension of our existing West Rail line. This will join West Rail with East Rail at Tsim Sha Tsui. After the Kowloon Southern Link goes into service, passengers will enjoy convenient rail access from the north-western New Territories to the heart of Kowloon and from there to any point along East Rail.

The Kowloon Southern Link project, together with the Shatin to Central Link, will add another HK$43,500 million to the HK$70,000 million in projects already underway. It will also realize our long term vision of connecting Hong Kong Island, urban Kowloon and the New Territories with a comprehensive railway network.

We realized a net profit of HK$94 million from our property development at Hung Hom Bay in 2002. In support of the Government’s announcement of a moratorium on land sales in November 2002, we have withheld inviting further tenders for our property development projects until the end of 2003 when a decision to lift the control measures on land sales is expected to be made by the Government. We do not expect our income to be seriously affected by the Government’s decision. Our main source of revenue has always been and will continue to be fares. The receipts from property developments are one-off in nature and are not a dependable long-term stable source of revenue for us. Moreover, we will only obtain profits from those developments to be built along East Rail, Light Rail and the Ma On Shan Rail.

In the case of the property sites along the alignment of West Rail Phase I, we will act only as the agent of the Government in its development. Subsidiaries of West Rail Property Development Limited (“WRPDL”) have been formed to implement the property developments along West Rail Phase I route whereby the Government will receive the profits, if any, from each development and we will earn management fees. In April 2003, we offered to our retail tenants whose business was badly hit by the outbreak of atypical pneumonia a rental concession of up to 50% for three months starting from May 2003. We estimate that the rental concession scheme would lead to a loss of rental revenue of up to HK$56 million. We expect our revenue from property ownership and management from 2003 to 2005 to be higher than 2002 due to additional income generated from our commercial portfolio along West Rail, TST Extension and Ma On Shan Rail

Our fare revenue from our passenger services, as compared with the corresponding period in the previous year, has decreased from February 2003 to May 2003. The decrease was mainly attributable to the recent outbreak of atypical pneumonia in Guangzhou and Hong Kong. As a consequence, the outbreak of atypical pneumonia is currently having a negative impact on patronage in 2003. Patronage is expected to gradually return to a level before the atypical pneumonia outbreak after the effect of the outbreak has abated. We did not raise our fares in the last five years and do not expect to in 2003. Our fare revenue would be affected by the duration and severity of the atypical pneumonia crisis and our decision not to raise fares.

The ridership of Light Rail is expected to increase towards the end of 2003 when the extensions to Tin Shui Wai are open for service and when West Rail commences operations and the Light Rail becomes a major feeder to West Rail in north-western New Territories.

The Managing Board has decided to consolidate all transport operations into a single Transport Division, which will be implemented in phases from the beginning of May 2003 and be completed in time for the commencement of West Rail operations. The restructuring is expected to meet changing operational requirements and enhance cost efficiency.

Given our decision to freeze fares in 2002, we have reduced expenditure to compensate for the loss of revenue such as reducing non-critical expenses and cut in staff remuneration and benefits. The scope for further cost cutting to hold down fares is, however, limited if services and safety standards are not to be compromised, or the completion of new projects is not to be delayed.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

We are overseen by our Managing Board, which comprises a Chairman, the Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by the Corporation subject to the prior approval of the Chief Executive of Hong Kong. The Chief Executive Officer is responsible for the day-to-day management and operation of the Corporation, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of the Corporation. The Chairman and eight other members of our Managing Board do not have service contracts with us and do not have benefits upon termination of appointment.

Several committees have been formed to assist the Board and supervise specific aspects of the Corporation’s operations, namely, Finance Committee, Audit Committee, Strategic Human Resource Committee, Property Committee and Capital Projects Committee.

In order to strengthen the Managing Board’s role in overseeing KCRC’s operations, the Managing Board has appointed a number of expert members to its various committees. These members will assist the committees in advising KCRC on matters requiring the Managing Board’s decision. These members include civil engineers, legal counsel, an environmentalist, an accountant and human resource managers.

During the year the terms of appointment of six members expired, namely, Mr Denys Connolly, Mr Tim Chung Shui-ming, Mr Edmond Lau Ting-chung, Mr Vincent Cheng Hoi-chuen, Mr Vincent Lo Wing-sang and Mr Keith Lam Hon-keung. Mr Vincent Cheng Hoi-chuen and Mr Vincent Lo Wing-sang were reappointed for a further two years from 16 November 2002 and 24 December 2002 respectively. Four new Members were appointed for a term of two years, namely, Mr Wan Man-yee from 16 November 2002, Mr Patrick B Paul and Mr Patrick Wang Shui-chung, both from 24 December 2002, and Mr Victor So Hing-woh from 15 January 2003. The two ex-officio Members were also replaced as a result of the Government introducing the Principal Officials Accountability System on 24 June 2002. Miss Denise Yue, the former Secretary for the Treasury, was replaced by Mr Frederick Ma Si-hang, the Secretary for Financial Services and the Treasury, and Mr Nicholas Ng Wing-fui, the former Secretary for Transport, was replaced by Dr Sarah Liao Sau-tung, the Secretary for the Environment, Transport and Works.

The present members of the Managing Board together with their principal outside functions, if any, are as follows:

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Michael P.S. Tien, BBS, JP(1)(2) Chairman Chairman of Strategic Human Resource Committee	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, and Chairman of the Privatisation Sub-group of the Business Advisory Group, Vice Chairman of the Employee Retraining Board, Member of the Education Commission, Manpower Development Committee and Guangdong Chinese People’s Political Consultative Conference.	2001	23 December 2003
K.Y. Yeung, CBE, JP(2)(3) Chief Executive Officer (Chairman and Chief Executive from 24 December 1996 to 23 December 2001) Member of Finance Committee Member of Capital Projects Committee Member of Property Committee	Member of the Advisory Board of the Hong Kong Red Cross Society, Director of the Community Chest of Hong Kong and Chairman of the Hong Kong Vocational Training Council.	1996	23 December 2003
Vincent H.C. Cheng, OBE, JP (2)(3) Chairman of Finance Committee Member of Strategic Human Resource Committee	Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Vice Chairman and Chief Executive of Hang Seng Bank Limited, Director of Great Eagle Holdings Ltd. and Chairman of Process Review Panel for the Securities and Futures Commission.	1997	15 November 2004

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Vincent W.S. Lo, JP(2) Chairman of Property Committee Member of Capital Projects Committee	Senior Partner, Gallant Y.T. Ho & Co., Director of BOC China Fund Ltd., GZITIC Hualing Holdings Ltd., and Shanghai Commercial Bank Trustee Ltd., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee, Member of the Consumer Legal Action Fund Management Committee, the Inland Revenue Appeal Board, the Red Cross Council and the Lotteries Fund Advisory Committee.	1999	23 December 2004
Patrick B. Paul, CBE(3) Chairman of Audit Committee Member of Strategic Human Resource Committee	Director of Johnson Electric Holdings Ltd. and Kingway International Holdings Ltd.	2002	23 December 2004
Victor H.W. So, MBE, JP(2)(3) Member of Capital Projects Committee Member of Finance Committee Member of Strategic Human Resource Committee	Executive Director of Sun Hung Kai Properties Ltd., Chairman of Housing Managers Registration Board, Council Member of Employers’ Federation of Hong Kong, Member of Corruption Prevention Advisory Committee and Co-opted Member of Historical Buildings & Structures Committee of the Antiquities Advisory Board.	2003	14 January 2005
Patrick S.C. Wang, JP(2)	Chairman and Chief Executive of Johnson Electric Industrial Manufactory Ltd., Member of the Exchange Fund Advisory Committee, General Committee Member of The Hong Kong General Chamber of Commerce, Council member of The Chinese University of Hong Kong and The University of Hong Kong.	2002	23 December 2004
M.Y. Wan, BBS, JP(1)(2) Chairman of Capital Projects Committee Member of Audit Committee Member of Property Committee	Director of M Y Wan and Associates Limited, Member of Hong Kong Housing Society Supervisory Board, Elderly Commission, Panel Member of Municipal Services Appeals Board, President of Youth Outreach. Council Member of Hong Kong Federation of Youth Groups, Manager of Chi Lin Buddhist Secondary School (SOS).	2002	15 November 2004
Sarah S.T. Liao, JP (2) Member of Capital Projects Committee Member of Strategic Human Resource Committee	Secretary for the Environment, Transport and Works, the Government of the Hong Kong Special Administrative Region (ex officio)	2002	No expiry

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Frederick S.H. Ma, JP(2) Member of Audit Committee Member of Capital Projects Committee Member of Finance Committee Member of Property Committee Member of Strategic Human Resource Committee	Secretary for Financial Services and the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio)	2002	No expiry

(1)	The abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.
(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(3)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire, the abbreviation “OBE” means Officer of the Most Excellent Order of the British Empire and the abbreviation of “MBE” means member of the Most Excellent Order of the British Empire. These titles and honors are awarded by the British monarch.

One member of our Managing Board is affiliated with The Hongkong and Shanghai Banking Corporation Limited. Vincent H.C. Cheng is the Vice-Chairman of Hang Seng Bank Limited, which is 62% owned by The Hongkong and Shanghai Banking Corporation Limited.

Members of Senior Management	Position	Position Held Since
K.Y. Yeung, CBE, JP (1)(2)(a)	Chief Executive Officer (Chairman and Chief Executive from 24 December 1996 to 23 December 2001)	2001
James Blake, OBE, JP(1)(2)	Senior Director, Capital Projects	1997
Samuel M.H. Lai(b)	Senior Director, Finance and Management	2000
K.K. Lee	Director, East Rail Extensions	1999
Ian M. Thoms	Director, West Rail	1998
Jonathan H.G. Yu, JP.(2)	Director, Light Rail	1989
Daniel C. Lam, BBS, JP(2)(3)	Director, Property	2000
Kenneth K. S. Leung, SBS(3)	Director, New Railway Projects	2000
Y.T. Li(c)	Director, East Rail	2001
David A. Fleming	Company Secretary	1997

(1)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire and the abbreviation “OBE” means Officer of the Most Excellent Order of the British Empire. These titles and honors are awarded by the British monarch.
(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(3)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honors are awarded by the Hong Kong Special Administrative Region.
(a)	Mr. K.Y. Yeung will proceed on end of contract leave on 24 October 2003.
(b)	The Managing Board has decided, with the prior approval of the Chief Executive of Hong Kong, to appoint Mr. Samuel M.H. Lai as the Acting Chief Executive Officer with effect from 24 October 2003, when Mr. K.Y. Yeung will proceed on end of contract leave. Also on 24 October 2003, the post of Senior Director, Finance and Management will be vacated and a new post of Director, Finance and Management will be created.

(c)	The Managing Board has decided to consolidate all transport operations into a single Transport Division. The restructuring will take effect in phases from the beginning of May 2003 and be completed in time for the commencement of West Rail operations. The post of the Head of Transport Division will be filled by Mr. Y.T. Li, currently Director, East Rail, who will act as Senior Director, Transport until a further decision is taken by the Managing Board.

The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong.

COMPENSATION

The aggregate compensation paid by KCRC to all members of the Managing Board and senior management as a group for 2002 was HK$41 million (US$5.3 million). There were no retirement or severance benefits for members of the Managing Board except for the Chief Executive Officer.

MANAGING BOARD PRACTICES

The three standing committees in the area of audit, finance and compensation are as follows:

The Finance Committee deals with the investment of surplus funds and advises the Managing Board on our strategies for the financing of future major capital projects. The Corporation’s Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. Members of the Finance Committee are Vincent H.C. Cheng, Victor H.W. So, Fredrick S.H. Ma and K.Y. Yeung and the expert member is Alfred H.K. Li. This committee is chaired by Vincent H.C. Cheng.

The Audit Committee reviews our annual accounts prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal and external auditors. Members of the Audit Committee are Patrick B. Paul, M.Y. Wan and Frederick S.H. Ma. This committee is chaired by Patrick B. Paul.

On January 21, 2003, the former Committee on Senior Executive Remuneration was renamed as the Strategic Human Resource Committee. This Committee reviews and makes recommendations to the Managing Board with respect to the appointment, termination and remuneration of executive directors who are not Members of the Managing Board and senior executives who report directly to the Chief Executive Officer. It also recommends to the Managing Board the appropriate levels of remuneration for all staff. Members of the Strategic Human Resource Committee are Michael P.S. Tien, Vincent H.C. Cheng, Patrick B. Paul, Victor H.W. So, Sarah S.T. Liao and Frederick S.H. Ma and the expert members are Paula C.M. Ko Wong and Anita M.C. To Yu. This committee is chaired by Mr. Michael P.S. Tien.

EMPLOYEES

We employed 5,510 total full-time staff as of December 31, 2002. We had 1,681 contract staff, generally with a contract term of two years, hired for West Rail Phase I and East Rail Extensions, the Kowloon Southern Link and the Shatin to Central Link projects. Staffing levels have increased at an accelerated pace during the last three years to meet additional manpower requirements of West Rail Phase I and East Rail Extensions. We hired 569 new staff in 2002, including 258 for the West Rail Division and 95 for the East Rail Extensions Division. Of a total of 1,715 operating staff, 797 belong to either the Railway Workers Union, carried over from when the Kowloon-Canton Railway was operated by the Government, the Operating Staff Association or the Light Rail Division Staff Association. Union membership is not compulsory at KCRC and there has never been any union contract in effect since we were formed. We recognize the three unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation. We have not experienced any organized labor disputes since KCRC was formed.

Our Human Resource Department continuously analyzes, improves and synchronizes our human resources planning and practices with our business needs. We emphasize the importance of training and development, and endeavour to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet our current and anticipated needs. We believe that our relations with our employees are good, and we regularly consult with our employees when formulating staff policies. Employee turnover in 2002 was approximately 4.3%. To address a potential shortage in engineering and maintenance staff for various capital projects when they come into operation, we have commenced a program of early recruitment and intensive training, as well as identifying opportunities for internal promotion among our existing technical staff.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDER

The Government is our sole shareholder. As of December 31, 2002, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of the Corporation, which represents 100% of our total shares outstanding.

The Government has given us support through close cooperation in our network development and equity injections. Under the KCRC Ordinance, the Government may direct us to declare and pay dividends up to our entire profit, after some allowances, in any given fiscal year.

RELATED PARTY TRANSACTIONS

East Rail Extensions Project Agreement

On February 28, 2003, we entered into the above agreement with the Government for the financing, design, construction and operations of the East Rail Extensions and related services and facilities. Under the terms of the project agreement, we will be responsible for, and will bear and finance the full amount of the capital cost for the construction and operation of the East Rail Extensions, and the costs of the removal and replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the East Rail Extensions.

We received an equity injection of HK$8 billion from the Government for the construction of the Ma On Shan Rail and the TST Extension in March 2001. We expect to finance the balance of the cost for the project from commercial financing and internal resources. We expect to design and complete the construction of the TST Extension and the Ma On Shan Rail and to bring them into operation by 2004 and 2005 respectively.

The Government, subject to the final approval of the Chief Executive in Council or the Director of Lands, has agreed to grant us property development rights to four sites on the Ma On Shan Rail alignment above the Tai Wai station and depot, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance depot. The grant of such property development rights shall be at a premium payable to the Government to be assessed at the date of such grant, together with an annual rent of a specified percentage of the rateable value of the subject of such grant as assessed from time to time. We will be responsible for all works required to construct the proposed property developments. Further, we and the Government have agreed that any property development profits from these sites in excess of a specified amount would be distributed to the Government as extraordinary dividends, subject to certain exemptions.

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

Investments in Debt Securities Issued by the Government

We have made investments in debt securities issued by the Government and Government-owned entities in Hong Kong with a total market value of HK$219 million as at December 31, 2002. In January 2002, the market value of the maximum investment balance in Government and Government-owned entities amounted to HK$468 million. The market value of the unaudited investment balance as of May 22, 2003 amounted to HK$424 million. Interest income derived from these debt securities in 2002 amounted to HK$11 million. The unaudited interest income for the period from January 1, 2003 to May 22, 2003 amounted to HK$6 million.

Octopus Cards Limited

In 2002, we made payments of HK$30 million to Octopus Cards Limited, of which we hold 22.1% of its shares, in respect of transaction and interchange fees for handling of Octopus tickets. These payments were made based on the usage of and revenue generated from Octopus tickets. No other charges were made or incurred by us in respect of the administration of the Octopus Cards system. We received HK$6 million from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus tickets.

Shareholding in and Loan to WRPDL

On February 24, 2000, we entered into a shareholding agreement with the Government for the formation of a sub-group of the Corporation under an intermediate holding company, WRPDL, to undertake all property developments along the West Rail Phase I route. The issued share capital of WRPDL comprises 51 ordinary “A” shares and 49 ordinary “B” shares, which are held by us and the Government respectively. The ordinary “A” shares are not entitled to any distribution by WRPDL other than a return of capital, and the ordinary “B” shares are entitled to all dividends declared by WRPDL and a return of capital.

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

Subsidiaries of WRPDL have been formed to implement the property developments along the West Rail Phase I route whereby the Government will receive the profits, if any, from each development and we will earn management fees. For a list of these subsidiaries, see “Item 4. Information on the Corporation – Organizational Structure.”

As of December 31, 2002, included in other receivables as noted in our audited consolidated financial statements are certain costs relating to the property development along the West Rail Phase I route amounting to HK$498 million (US$63.9 million). Pursuant to the terms of the shareholding agreement, the above amount together with the related accrued interest of HK$148 million (US$19.0 million) will be aggregated together with the balance of the outstanding loan granted to WRPDL, pending agreement between the Corporation and the Government. In 2003, the Government has in principle agreed to include such costs and the related accrued interest in the loan to WRPDL. However, the exact amount to be included in the loan account is still subject to finalization.

No member of the Managing Board or the Senior Management, or any officer of KCRC is or was during the last three years indebted to us.

ITEM 8.     FINANCIAL INFORMATION

See “Item 17. Financial Statements” and pages F-1 through F-52.

LEGAL PROCEEDINGS

At as December 31, 2002, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of West Rail Phase I and the East Rail Extensions projects for which no provisions have been made in the financial statements as at December 31, 2002. The Group is in the process of resolving these claims and the amounts of the Group’s obligations, if any, cannot be estimated reliably. See Note 40 to our audited consolidated financial statements.

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

In 2003, we declared a dividend of HK$620 million, representing 23.3% of our 2002 profit after taxation.

SIGNIFICANT CHANGES

Our fare revenue from our passenger services, as compared with the corresponding periods in the previous year, has decreased from February 2003 to May 2003. The decrease was mainly attributable to the recent outbreak of atypical pneumonia in Guangzhou and Hong Kong. As a consequence, the outbreak of atypical pneumonia is currently having a negative impact on the patronage in 2003. Patronage is expected to gradually return to a level before the atypical pneumonia outbreak after the effect of the outbreak has abated.

ITEM 9.    THE OFFER AND LISTING

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

The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate Light Rail. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of the Corporation.

CORPORATE GOVERNANCE

We are overseen by our Managing Board. The Managing Board comprises a Chairman, a Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by the Corporation subject to the prior approval of the Chief Executive of Hong Kong.

Several committees have been formed to supervise specific aspects of the Corporation’s operations, namely, Finance Committee, Audit Committee, Strategic Human Resource Committee, Property Committee and Capital Projects Committee.

Pursuant to the enactment of the KCRC (Amendment) Ordinance in December 2001, the functions and duties of the Chairman were separated from those of the Chief Executive Officer by creating the office of the Chief Executive Officer of the Corporation. The Chief Executive Officer is responsible for the day to day management and operation of the Corporation, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of the Corporation. The Board General Standing Orders and Rules of Conduct for Corporation Business govern the proceedings of the Managing Board. The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by the Corporation or a subsidiary of the Corporation which is brought up for consideration by the Corporation must disclose the nature of his interest at a meeting of the Corporation. The disclosure shall be recorded in the minutes of the Corporation, and the member shall not without the permission of the Chairman take any part in any deliberation of the Corporation with respect to that contract and shall not in any event vote on any question concerning it.

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

On March 2, 2001, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government, in consideration of the equity injection received from the Government for the construction of the TST Extension and Ma On Shan Rail.

MATERIAL CONTRACTS

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

On January 18, 2001, the Corporation and Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd. entered into a Electric Multiple Units Contract (SP-1950) for the procurement of EMUs for the Ma On Shan Rail. Under the terms and conditions of the contract, the contractors have agreed to manufacture, deliver and commission into service railway rolling stock consisting of EMUs for use on the Ma On Shan Rail. The contract price has been filed separately with the Commission pursuant to an application for confidential treatment.

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

Pursuant to a Letter of Acceptance dated April 25, 2001, the Corporation accepted the tender submitted by Alcatel Canada Inc. for the installation of signaling and train control equipment for the Ma On Shan Rail, which includes the main line and Tai Wai depot included in the East Rail Extensions (DB-1320). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated April 25, 2001, the Corporation accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd., Henryvicy Construction Company Limited and China Railway Construction Corporation for the construction of the East Rail Extension permanent way (CC-1850). The permanent way contract covers the track installation along the three East Rail Extensions (Ma On Shan Rail, Lok Ma Chau spur line and TST Extension). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated July 20, 2001, the Corporation accepted the tender submitted by Siemens Limited for the supply and installation of a new signaling system for the existing Light Rail network and the interchanges between Light Rail and West Rail Phase I, which includes the extensions to Tin Shui Wai (DB-2040). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The tender price has been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to the Deed of Vesting dated January 2, 2002, the Corporation acquired the Lo Wu Terminal Building Stage III from the Government.

Pursuant to the East Rail Extensions Project Agreement dated February 28, 2003, the Government awarded to the Corporation the rights for the financing, design, construction and operations of the East Rail Extensions and related services and facilities, which includes property development rights to four sites on the Ma On Shan Rail alignment above Tai Wai station and depot, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance depot. The Government and the Corporation have agreed that property development profits from these sites in excess of a specified amount will be distributed to the Government as extraordinary dividends. The capital cost estimate, the amount payable to or by the Government in consideration for the rental of land and the agreed allocation of property development profits from these sites have been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated October 28, 2002, the Corporation accepted the tender submitted by Balfour Beatty Group Limited and Lam Construction Company Limited for the construction of the Lok Ma Chau Terminus and associated works included in the East Rail Extensions (LCC-300). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated October 29, 2002, the Corporation accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd. for the construction of a public transport interchange and property development enabling works at Tai Wai station (PCC-TWS). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated October 29, 2002, the Corporation accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd. for the construction of a public transport interchange and property development enabling works at Wu Kai Sha station (PCC-WKS). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated October 30, 2002, the Corporation accepted the tender submitted by Dragages Et Travaux Publics (HK) Ltd. and Bouygues Travaux Publics S.A. for the construction of the Sheung Shui to Chau Tau tunnels included in the East Rail Extensions (LDB-201). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. This contract created by the Letter of Acceptance was amended by an Agreement Under Hand dated December 19, 2002. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

Pursuant to a Letter of Acceptance dated December 17, 2002, the Corporation accepted the tender submitted by Maeda Corporation for the construction of the west section alignment and associated works included in the East Rail Extensions (LCC-202). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

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

As used in this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other business entity created or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or that has otherwise validly elected to be treated as a U.S. person.

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

Information Reporting and Backup Withholding

Payments in respect of Notes and proceeds from the disposition of the Notes may be subject to information reporting to the United States Internal Revenue Service and to U.S. backup withholding tax up to a maximum rate of 30% (subject to reduction through 2006). Backup withholding will not apply, however, if you furnish a correct taxpayer identification number or certificate of foreign status or are otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a Non-U.S. Holder will provide such certification on Form W-8 BEN.

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. Accordingly, we will file reports and other information with the Securities and Exchange Commission. You may inspect and copy the reports and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604 and 233 Broadway, New York, New York 10279. You may also obtain copies of such material by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some of the other information submitted by us to the Commission may be accessed through this web site.

We will furnish our audited annual financial statements, unaudited semi-annual financial statements and certain other reports to the trustee under the indenture. As long as any of the Notes are outstanding, we will continue to file with the Commission and provide to the trustee under the indenture and, upon request, to the holders of the Notes (1) annual reports on Form 20-F, including annual audited consolidated financial statements with a reconciliation to US GAAP with an opinion thereon by an independent public accountant with respect to the relevant year, and (2) interim reports on Form 6-K, including unaudited consolidated financial statements for each of the first six months of each fiscal year. You may inspect and copy these reports, when so filed, at the public reference facilities maintained by the Commission at the addresses noted above.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

Our Finance Committee is responsible for overseeing our interest rate and foreign exchange risk management process and recommending policies regarding interest rate and foreign exchange exposures for approval by our Managing Board. Adherence to these policies is monitored by our finance and management services division on an ongoing basis.

The following presents information regarding our market risk exposures as of December 31, 2002. References in the following tables to “AUD” are to the Australian dollar, “CAD” are to the Canadian dollar, “CHF” are to the Swiss Franc, “EUR” are to the Euro, “GBP” are to the Pound Sterling, and “NZD” are to the New Zealand dollar.

Interest Rate Risk

For investment securities and debt instruments, the following tables present principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 2001 and 2002. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ actual cash flows are denominated in the currencies indicated below.

	As of December 31, 2002 Expected Maturity Date								As of December 31, 2001
	2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates)
Investment securities:
Fixed rate:
Principal amount (HK$)	9,264	1,243	58	—	—	—	10,565	10,687	17,755	18,168
Average interest rate	4.4%	2.9%	4.8%
Principal amount (US$)	4,551	537	161	—	—	—	5,249	5,335	7,885	8,110
Average interest rate	5.3%	5.4%	4.3%
Principal amount (CAD)	—	—	—	—	—	—	—	—	337	349
Average interest rate
Principal amount (EUR)	—	—	—	—	—	—	—	—	76	76
Average interest rate
Variable rate:
Principal amount (HK$)	—	—	—	—	—	—	—	—	540	541
Average interest rate
Principal amount (US$)	205	376	51	—	—	—	632	632	156	156
Average interest rate	1.6%	1.8%	2.0%
Debt instruments:
Fixed rate:
Medium term note
Principal amount(US$)	—	—	—	—	—	(8,189)	(8,189)	(9,649)	(8,188)	(8,815)
Average interest rate						7.4%
Global note
Principal amount(US$)	—	—	—	—	—	(7,799)	(7,799)	(9,560)	(7,798)	(8,798)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	—	—	(232)	(585)	(817)	(881)	(398)	(413)
Average interest rate					5.7%	5.7%
Variable rate:
Export credit loan
Principal amount (US$)	(310)	(348)	(236)	(39)	(39)	(20)	(992)	(992)	(482)	(482)
Average interest rate	2.3%	2.2%	2.2%	2.0%	2.0%	2.0%
Interest rate swaps(1):
Variable to fixed rate:
Notional amount (HK$)	—	—	—	—	—	—	—	—	1,950	(5)
Interest pay rate
Interest receive rate
Fixed to variable rate:
Notional amount (US$)	—	—	—	—	—	3,899	3,899	678	3,899	196
Interest pay rate						2.3%
Interest receive rate						7.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

Foreign Exchange Risk

The tables below provide information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The tables summarize information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the tables present principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 2001 and 2002. For foreign currency exchange agreements, the tables present notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2002 Expected Maturity Date								As of December 31, 2001
	2003	2004	2005	2006	2007	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates and exchange rates)
Investment securities:
Fixed rate:
US$
Principal amount	4,551	537	161	—	—	—	5,249	5,335	7,885	8,110
Average interest rate	5.3%	5.4%	4.3%
CAD
Principal amount	—	—	—	—	—	—	—	—	337	349
Average interest rate
EUR
Principal amount	—	—	—	—	—	—	—	—	76	76
Average interest rate
Variable rate:
Principal amount	205	376	51	—	—	—	632	632	156	156
Average interest rate	1.6%	1.8%	2.0%
Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	—	—	—	(8,189)	(8,189)	(9,649)	(8,188)	(8,815)
Average interest rate						7.4%
Global note
Principal amount (US$)	—	—	—	—	—	(7,799)	(7,799)	(9,560)	(7,798)	(8,798)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	—	—	(232)	(585)	(817)	(881)	(398)	(413)
Average interest rate					5.7%	5.7%
Variable rate:
Export credit loan
Principal amount (US$)	(310)	(348)	(236)	(39)	(39)	(20)	(992)	(992)	(482)	(482)
Average interest rate	2.3%	2.2%	2.2%	2.0%	2.0%	2.0%
Foreign exchange agreements:
Receive AUD/pay HK$	—	—	—	—	—	—	—	—	1.9	0.0
Average contractual exchange rate
Receive CAD/pay HK$	0.8	—	—	—	—	—	0.8	—	—	—
Average contractual exchange rate	5.0
Receive CHF/pay HK$	31.9	—	—	—	—	—	31.9	6.7	4.7	0.1
Average contractual exchange rate	4.7
Receive EUR/pay HK$	126.1	21.8	—	—	—	—	147.9	18.8	271.9	(6.7)
Average contractual exchange rate	7.1	7.5
Receive GBP/pay HK$	7.2	—	—	—	—	—	7.2	0.3	12.2	0.0
Average contractual exchange rate	11.9
Receive US$/pay HK$	154.9	—	—	—	—	—	154.9	—	310.2	1.7
Average contractual exchange rate	7.8
Receive US$/pay CAD	—	—	—	—	—	—	—	—	363.0	5.8
Average contractual exchange rate
Receive US$/pay EUR	—	—	—	—	—	—	—	—	256.4	6.7
Average contractual exchange rate
Receive US$/pay NZD	—	—	—	—	—	—	—	—	88.5	(1.0)
Average contractual exchange rate
Receive CAD/pay US$	—	—	—	—	—	—	—	—	10.3	(0.2)
Average contractual exchange rate
Receive EUR/pay US$	—	—	—	—	—	—	—	—	176.9	0.5
Average contractual exchange rate
Receive NZD/pay US$	—	—	—	—	—	—	—	—	88.4	0.9
Average contractual exchange rate
Currency Swap
Notional amount (Receive US$/pay HK$)	—	—	—	—	—	15,184	15,184	(241.3)	11,284	(142.0)
Average interest rate						0.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

The expected maturity dates represent our estimate of the timing of required cash flows. The interest rate risk table assumes interest rates based on a market yield curve at year end. Although certain liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Actual future market conditions may differ materially from such assumptions. In 2002, we entered into currency swaps to hedge the currency exposure of the Notes, resulting in a material change in the foreign exchange exposure from currency swaps.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Our Chief Executive Officer and our Senior Director, Finance and Management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) within 90 days of the filing date of this annual report. Based on the evaluation, under the supervision and with the participation of our management, they have concluded that these disclosure controls and procedures are effective.

There were no significant changes in our internal controls or other factors that could significantly affect these disclosure controls and procedures, nor were there any significant deficiencies or material weaknesses in our internal controls subsequent to the date our Chief Executive Officer and our Senior Director, Finance and Management completed their evaluation. As a result, no corrective actions were required or undertaken.

ITEM 16.    [RESERVED]

PART III

ITEM 17.    FINANCIAL STATEMENTS

See pages F-1 through F-52 incorporated herein by reference.

ITEM 18.    FINANCIAL STATEMENTS

The Corporation has responded to Item 17 in lieu of responding to this Item.

ITEM 19.    EXHIBITS

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).

*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).

*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).

1.4	Board General Standing Orders and Rules of Conduct for Corporation Business (as amended).

***1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.

*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.

**2.2	Instruments defining the rights of holders of the Corporation’s Medium Term Note Programme.

**†4.1	Civil Construction Contract (TCC-400) for Tai Wai station dated January 18, 2001 between the Corporation and Maeda Corporation.

**†4.2

Civil Construction Contract (TCC-200) for railway from Tai Wai to Shek Mun dated January 18, 2001 between the Corporation and NECSO Entrecanales Cubiertas, S.A. and China State Construction Engineering Corporation.

**†4.3

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

**†4.5	Civil Construction Contract for Tai Wai depot (TCC-500) dated January 16, 2001 between the Corporation and Gammon Construction Limited.

**†4.6

Civil Construction Contract (CC-230) for Light Rail permanent way and Light Rail traction power and overhead line system dated January 19, 2001 between the Corporation and Leighton Contractors (Asia) Limited.

**†4.7	Civil Construction Contract (HCC-300) for East Tsim Sha Tsui station dated March 9, 2001 between the Corporation and Gammon Construction Limited and Nishimatsu Construction Co. Ltd.

**†4.8	Civil Construction Contract (HCC-301) for Hung Hom to Tsim Sha Tsui tunnels dated March 9, 2001 between the Corporation and Gammon Construction Limited.

**†4.9

Civil Construction Contract (HCC-302) for pedestrian subway to MTR Tsim Sha Tsui station dated March 9, 2001 between the Corporation and Gammon Construction Limited and Nishimatsu Construction Co. Ltd.

**†4.10	Railway Systems Contract (DB-1550) for installation of integrated control and communications systems dated March 21, 2001 between the Corporation and Foxboro Australia Pty Limited.

**†4.11	Railway Systems Contract (DB-1552) for installation of station and depot communications systems dated April 11, 2001 between the Corporation and Siemens Limited.

**†4.12	Railway Systems Contract (DB-1320) for Ma On Shan signaling and train control equipment dated April 25, 2001 between the Corporation and Alcatel Canada Inc.

**†4.13

Civil Construction Contract (CC-1850) for East Rail Extension permanent way dated April 25, 2001 between the Corporation and Chun Wo Construction & Engineering Co., Ltd., Henryvicy Construction Company Ltd. and China Railway Construction Corporation.

***†4.14	Railway Systems Contract (DB-2040) for installation of Light Rail signalling system dated July 20, 2001 between the Corporation and Siemens Limited.

***4.15	Deed of Vesting dated January 2, 2002 between the Corporation and Government of the Hong Kong Special Administration Region of the People’s Republic of China.

†4.16	East Rail Extensions Project Agreement dated February 28, 2002 between the Corporation and Government of the Hong Kong Special Administration Region of the People’s Republic of China.

†4.17

Civil Construction Contract (LCC-300) for the Lok Ma Chau Terminus and associated works dated October 28, 2002 between the Corporation and Balfour Beatty Group Limited and Lam Construction Company Limited.

†4.18

Civil Construction Contract (PCC-TWS) for the construction of a public transport interchange and property development enabling works at Tai Wai Station dated October 29, 2002 between the Corporation and Chun Wo Construction & Engineering Co., Ltd

†4.19

Civil Construction Contract (PCC-WKS) for the construction of a public transport interchange and property development enabling works at Wu Kai Sha Station dated October 29, 2002 between the Corporation and Chun Wo Construction & Engineering Co., Ltd.

†4.20

Civil Construction Contract (LDB-201) for the construction of the Sheung Shui to Chau Tau tunnels dated October 30, 2002 between the Corporation and Dragages Et Travaux Publics (HK) Ltd and Bouygues Travaux Publics S.A..

†4.21

Civil Construction Contract (LCC-202) for the construction of the west section alignment and associated works included in the East Rail Extensions dated December 17, 2002 between the Corporation and Maeda Corporation.

6.1	Computation of Earnings per Share

8.1	Subsidiaries of the Registrant: See “Item 4. Information on the Corporation –– Organizational Structure.”

99.1	Certification of the Chief Executive Officer pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of the Senior Director, Finance and Management pursuant to U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 28, 2002 (registration No. 1-15004)
†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements

Independent Auditors’ Report	F-2

Consolidated Income Statements for the years ended December 31, 2000, 2001 and 2002	F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2000, 2001 and 2002	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2000, 2001 and 2002	F-6

Notes to Audited Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

Members of the Managing Board

Kowloon-Canton Railway Corporation:

We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation and its subsidiaries (“the Group”) as of December 31, 2001 and 2002, the consolidated statements of changes in equity for the years ended December 31, 2001 and 2002, and the related consolidated income statements and cash flow statements for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected the consolidated profit for each of the years in the three-year period ended December 31, 2002 and shareholder’s funds as of December 31, 2001 and 2002, to the extent summarized in note 42 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in note 3(z) to the consolidated financial statements.

KPMG

Hong Kong

February 20, 2003

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED INCOME STATEMENTS

			Year Ended December 31,
	Note		2000	2001	2002	2002
				Restated
			HK$	HK$	HK$	US$
			(in millions)
Revenue	5		4,731	4,797	4,830	619
Operating costs	5		2,830	2,886	2,896	371

Operating profit before net investment income	5		1,901	1,911	1,934	248
Net investment income	6		302	490	618	79

Profit after net investment income			2,203	2,401	2,552	327
Profit on property development	7		87	24	94	12
Share of (loss)/profit of associate			(1)	11	16	2

Profit before taxation			2,289	2,436	2,662	341
Taxation	8	(a)	(1)	(1)	(1)	—

Profit after taxation	9		2,288	2,435	2,661	341
Transfer to development reserve	30		(87)	(24)	(94)	(12)

Retained profit for the year			2,201	2,411	2,567	329

Dividend attributable to the year:
Final dividend proposed after the balance sheet date	10		—	—	620	79

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2001	2002	2002
		Restated
		HK$	HK$	US$
		(in millions)
Assets
Fixed assets
—Investment properties	12	940	895	114
—Other properties, plant and equipment	12	12,805	13,156	1,687

		13,745	14,051	1,801
Construction in progress	13	26,939	42,298	5,424
Deferred expenditure	14	4,216	156	20
Properties under development	15	739	1,153	148
Interest in associate	17	23	35	4
Loan to subsidiary	18	1,316	2,048	263
Investments in securities	19	27,752	19,165	2,457
Stores and spares	20	186	213	27
Properties held for resale	41	11	—	—
Interest receivable	21	709	299	38
Other receivables	22	428	1,162	149
Cash and cash equivalents	23	6,473	5,528	709

		82,537	86,108	11,040

Liabilities
Interest payable	24	436	443	57
Other payables	25	2,542	2,251	288
Accrued charges and provisions for capital projects	26	2,694	3,111	399
Interest-bearing borrowings	27	16,831	17,753	2,276
Deferred income	28	454	434	56

		22,957	23,992	3,076

Net Assets		59,580	62,116	7,964

Capital and Reserves
Share capital	29	39,120	39,120	5,016
Development reserve	30	6,441	6,535	838
Investment property revaluation reserve	31	176	134	17
Investment revaluation reserve	32	133	50	6
Proposed dividend	10	—	620	79
Retained profits	33	13,710	15,657	2,008

		59,580	62,116	7,964

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Year ended December 31,
	Note		2001	2002	2002
			Restated
			HK$	HK$	US$
			(in millions)
Opening balance—Total equity			49,126	59,580	7,639
Changes in accounting policy	4	(a)	(32)	—	—

Restated balance			49,094	59,580	7,639

Deficit on revaluation of investment properties	31		(66)	(42)	(5)
Surplus/(deficit) on revaluation of investments in securities	32		131	(102)	(13)

Net gains/(losses) not recognized in the income statement			65	(144)	(18)

			49,159	59,436	7,621
Revaluation deficit/(surplus) transferred to income statement on disposal of securities	32		(14)	19	2
Retained profit for the year
—as previously reported			2,412
—prior period adjustment for change in accounting policy (note 4(a))			(1)
Retained profit for the year (2001: as restated)			2,411	2,567	329
Transfer to development reserve	30		24	94	12
Issue of share capital	29		8,000	—	—

Closing balance—Total equity			59,580	62,116	7,964

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

			Year Ended December 31,
	Note		2000	2001	2002	2002
			HK$	HK$	HK$	US$
			(in millions)
Operating activities
Net cash inflow from operations	36	(a)	2,756	2,761	2,903	372
Net cash inflow/(outflow) from property development	36	(b)	97	(350)	(402)	(51)
Hong Kong profits tax (paid)/refunded			(5)	18	(1)	—

Net cash inflow from operating activities			2,848	2,429	2,500	321

Investing activities
Decrease in deposits with banks with more than 3 months of maturity when placed			4,120	1,296	3,066	393
Payments to acquire investments			(8,604)	(2,951)	(4,328)	(555)
Payments for capital expenditure
—West Rail project			(8,438)	(10,225)	(7,049)	(904)
—East Rail Extensions project			(597)	(2,636)	(3,449)	(442)
—other capital projects and purchase of fixed assets			(838)	(1,050)	(2,008)	(257)
Loan repaid by associate			—	3	4	—
Loan to associate			(7)	—	—	—
Interest received			1,712	1,820	1,813	232
Receipt from disposal of shares in associate			—	4	—	—
Payment for purchase of shares in associate			(10)	—	—	—
Loan to subsidiary			(268)	(511)	(512)	(66)
Receipts from sale of fixed assets			—	—	6	1
Receipts from redemption of investments			3,814	3,468	12,376	1,587
Receipts from sale of investments			310	412	—	—

Net cash outflow from investing activities			(8,806)	(10,370)	(81)	(11)

Net cash inflow/(outflow) before financing			(5,958)	(7,941)	2,419	310

Financing activities
Net proceeds on drawdown of loans			8,071	433	928	119
Proceeds of issue of share capital			—	8,000	—	—
Interest paid			(915)	(1,250)	(1,256)	(161)
Net income received /(expenses paid) on derivative instruments			(38)	(61)	60	8
Other borrowing costs paid			(4)	(9)	(30)	(4)
Amounts paid in respect of expenses for the issues of interest-bearing borrowings			(28)	—	—	—

Net cash inflow/(outflow) from financing activities			7,086	7,113	(298)	(38)

Increase/(Decrease) in cash and cash equivalents			1,128	(828)	2,121	272
Cash and cash equivalents at January 1,			2,164	3,292	2,464	316

Cash and cash equivalents at December 31,			3,292	2,464	4,585	588

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	23	(a)	56	31	20	3
Deposits with banks within 3 months of maturity when placed	23	(a)	3,236	2,433	4,565	585

			3,292	2,464	4,585	588

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2000, 2001, 2002

1	Establishment of the Corporation

The Kowloon-Canton Railway Corporation (“the Corporation”) was incorporated under the Kowloon-Canton Railway Corporation Ordinance (“the Ordinance”) on December 24, 1982 to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway and to construct and operate a Light Rail Transit System in the North West New Territories of Hong Kong.

The assets, rights and liabilities of the then existing railway were vested in the Corporation on February 1, 1983 in accordance with Section 7 of the Ordinance.

The Kowloon-Canton Railway Corporation (Permitted Activities) Order 1996 came into operation on February 17, 1996. It enabled the Corporation to plan, design and prepare for the construction of a new railway system in the North West New Territories (“the West Rail”) and pursuant to an amendment to the Kowloon-Canton Railway Corporation Ordinance which came into effect on April 3, 1998, the Corporation’s powers are extended to permit it to construct and operate additional railways.

2	Principal activities

The principal activities of the Corporation are the operation of East Rail domestic passenger, cross-boundary passenger and freight traffic; the operation of the Light Rail system; the development of associated ancillary commercial activities; the development of property; the operation of feeder bus services; the construction and subsequent operation of the West Rail system; and the planning and detailed design of other railways or extensions as requested by the Government of the Hong Kong Special Administrative Region (“the Government”). The principal activities of the subsidiaries are set out in note 16.

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

The financial statements of certain subsidiaries held by the Corporation for the sole purposes of developing on behalf of the Government commercial or residential properties along the West Rail, Phase I route are excluded from the consolidation as the Corporation has no effective control over or beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

(d)	Investments in subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

Investments in subsidiaries in the Corporation’s balance sheet are stated at cost less impairment losses (see note 3(h)).

(e)	Associate

An associate is a company in which the Group or Corporation has significant influence, but not control or joint control over its management, including participation in the financial and operating policy decisions.

Unless the interest in an associate is acquired and held exclusively with a view to subsequent disposal in the near future, an investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement reflects the Group’s share of the post-acquisition results of the associate for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

The results of the associates are included in the Corporation’s income statement to the extent of dividends received and receivable, providing the dividend is in respect of a period ending on or before that of the Corporation and the Corporation’s right to receive the dividend is established before the balance sheet date. In the Corporation’s balance sheet, its investments in associates are stated at cost less impairment losses (see note 3(h)).

(f)	Fixed assets

(i)	Fixed assets are carried in the balance sheets on the following bases:

•	Fixed assets except investment properties are stated at cost less accumulated depreciation and impairment losses (see note 3(h)), and include land, initial costs of rail tracks and sleepers, the cost of ballast, buildings, infrastructure, rolling stock and other equipment utilized by the Corporation in the operation of its rail networks and ancillary commercial activities.

The cost of fixed assets vested by the Government has been determined as follows:

(i)	for fixed assets vested on February 1, 1983—as determined by the Financial Secretary.

(ii)	for fixed assets vested subsequent to February 1, 1983—based on actual cost as reflected in the Government’s records.

Fixed assets expenditure is capitalized subject to a minimum cost level of HK$20,000 per item.

•	Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by qualified external valuers.

(ii)	Changes in the value of investment properties arising upon revaluations are dealt with in the investment property revaluation reserve. The only exceptions are as follows:

•	where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is firstly credited to the income statement to the extent of the deficit previously charged to the income statement, and is thereafter taken to investment property revaluation reserve.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

•	if the total of this reserve is insufficient to cover a revaluation deficit on a portfolio basis, the excess of the deficit is charged to the income statement.

(iii)	Subsequent expenditure on an existing fixed asset is added to the carrying amount of the asset if, either future economic benefits will flow to the Corporation, or the condition of the asset will improve, beyond its originally assessed standard of performance.

Expenditure on repairs or maintenance of an existing fixed asset to restore or maintain the originally assessed standard of performance of the asset is recognized as an expense when incurred.

(iv)	Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized as income or expense in the income statement on the date of retirement or disposal.

On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment property revaluation reserve is transferred to the income statement.

(v)	Leased assets

•	Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if the Group owned them outright.

•	Fixed assets held for use in operating leases are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 3(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 3(h). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 3(n).

•	Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term.

(g)	Depreciation

(i)	No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each property at the date of valuation. The Corporation and the Group do not currently hold any investment properties with an unexpired lease term of less than 20 years.

(ii)	Leasehold land other than that relating to investment properties is depreciated over the remaining period of the lease.

(iii)	The initial cost of rail tracks, ballast and sleepers is not depreciated. The cost of replacing rail tracks and sleepers is charged to the income statement as and when incurred.

(iv)	All other fixed assets are depreciated on a straight-line basis at the following rates per annum calculated to write off the cost of each asset over its estimated useful life:

Tunnels, bridges and roads	1%
Buildings	2%
Rolling stock (electrical)	2.5%
Rolling stock (diesel)	3-20%
Lifts and escalators	5%
Ballast replacement programs	8%
Machinery and equipment	4-10%
Telecommunication and signalling systems and airconditioning plant	7-10%
Fare collection system	7-10%
Mobile phone system	20%
Furniture and fixtures	7-33%
Computer and office equipment (including computer software)	20-33%
Buses	6-10%
Other motor vehicles	7-25%

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

(iv)	The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition and asset replacement programs. The depreciation charge for the current and future periods will be adjusted if there are significant changes from previous estimates.

(h)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment (other than investment properties carried at revalued amounts); and

•	investments in subsidiaries and associate.

If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized to the income statement to reduce the carrying amount of an asset to its recoverable amount.

(i)	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where there are assets that do not generate cash inflows largely independent of those from other assets, recoverable amounts are determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii)	Reversals of impairment losses

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

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

Costs incurred by the Corporation in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

•	where the proposed projects are at a preliminary review stage with no certainty of being materialized, the costs concerned are written off to the income statement.

•	where the proposed projects, having demonstrated an acceptable financial viability and having obtained the Managing Board’s approval to proceed further, are at the detailed study stage, the costs concerned are initially dealt with as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached with the Government.

(j)	Deferred expenditure

Deferred expenditure represents advances, deposits, mobilization payments, design and construction costs made to committed projects of the Corporation. Such expenditure is capitalized and deferred only when projects are clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

projects are technically feasible and financially viable. Project development expenditure which does not meet these criteria is expensed when incurred.

Deferred expenditure on projects is transferred to construction in progress after the relevant project agreements are reached with the Government.

(k)	Property development

The Corporation is involved in a number of property development joint ventures. When the Corporation determines or reaches agreement with its joint venture partner to develop a site for resale or for rent, the net book value of existing land and buildings on the development site and other costs are transferred to property under development until such time that profit on the development is recognized by the Corporation.

Profits on property development are recognized in the income statement as follows:

•	where the Corporation receives payments from developers as a consequence of their participation in a joint venture to develop a property: after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Corporation.

•	where the Corporation’s share of profit is based on the actual sales proceeds from the sale of properties: after the completion of sales agreements for a substantial proportion of the development, the issue of occupation permits and the receipt of a substantial proportion of the sales proceeds.

•	where the Corporation’s profit is based on the retention of certain properties from the development: when the properties retained are ready for use by the Corporation after taking into account outstanding risks, if any, retained by the Corporation in connection with the development. The profit recognized is measured at the fair value of the properties retained less any costs incurred by the Corporation thereon.

(l)	Joint ventures

A joint venture is a contractual arrangement whereby the Corporation and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

Jointly controlled operations

Assets that the Corporation controls, and the liabilities that it incurs in respect of its interests in jointly controlled operations, are recognized in the balance sheet and classified according to the nature of the relevant item. The Corporation’s share of the income that it earns from the sale of goods or services by the jointly controlled operations along with the expenses that it incurs are included in the income statement when it is probable that economic benefits associated with the transactions will flow to or from the Corporation, as applicable.

(m)	Investments in securities

Investments in non-trading securities of the Corporation comprise:

(i)	Temporary investment in securities of funds from equity injection received and borrowings obtained specifically for the construction of West Rail and the East Rail Extensions before the funds are used for such purpose (“pre-funding investments in securities”); and

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

December 31, 2000, 2001, 2002

derivative instruments for hedging against foreign currency investments and gains or losses arising from the disposal of such investments, are capitalized to construction in progress and deferred expenditure.

Changes in fair value of other investments in securities are recognized in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from investment revaluation reserve to the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of other investments in securities are accounted for in the income statement as they arise. The profit or loss includes any amount previously held in the investment revaluation reserve in respect of these securities.

(n)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i)	Passenger and freight services

•	when the services are provided.

(ii)	Rental and licence income

•	on a straight-line basis over the periods of the respective leases and agreements.

(iii)	Interest income

•	Interest income from non-trading dated debt securities, as it accrues adjusted by the amortization of the premium or discount on acquisition so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

•	Interest income from bank deposits, on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Sale of properties

Revenue arising from properties held for resale, upon the signing of the sale and purchase agreements or the issue of occupation permit, whichever is later. Deposits held and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under other payables.

(v)	Other income

•	once the related services or goods are delivered.

(o)	Lease out and lease back transactions

A series of lease out and lease back transactions with third parties is linked and accounted for as one arrangement when the overall economic effect cannot be understood without reference to the series of transactions as a whole, and that the series of transactions is closely interrelated, negotiated as a single arrangement, and takes place concurrently or in a continued sequence.

The primary purpose of such arrangements is to achieve a particular tax result for the third parties in return for a fee to the Corporation. The arrangements do not, in substance, involve a lease under the Statement of Standard Accounting Practice (“SSAP”) 14 (Leases) since the Corporation retains all the risks and rewards incident to the ownership of the underlying assets and enjoys substantially the same rights to their use as before the transactions. The transactions are therefore not accounted for as leases, and where commitments by the Corporation to make long-term lease payments have been defeased by the placement of security deposits, those commitments and deposits are not recognized as obligations and assets of the Corporation. The net amounts of cash received by the Corporation from the arrangements are accounted for as deferred income and are being amortized over the applicable lease terms of the transactions.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

(p)	Properties held for resale

Properties held for resale are stated at the lower of cost and estimated net realisable value. Net realisable value represents the estimated selling price less costs to be incurred in selling the property.

(q)	Stores and spares

Stores and spares are valued at cost of purchase on a weighted average basis. Obsolete stores and spares are written off to the income statement. When stores and spares are consumed, the carrying amount of those stores and spares is recognized as an expense in the year in which the consumption occurs.

(r)	Borrowing costs and investment income

Borrowing costs incurred on borrowings during the period are dealt with in the income statement except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency investments and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency investments and liabilities. Differences arising on foreign currency translation and revaluation of forward exchange contracts, swaps and options are dealt with in the income statement except that they are capitalized to the extent as discussed in note 3(r).

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

(v)	Employee benefits

Obligations for contributions to the defined contribution scheme operated by the Corporation, and to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the income statement as incurred, except to the extent that they are capitalized as part of the costs of construction in progress, deferred expenditure and properties under development.

Salaries, annual bonuses, paid annual leave, leave passage and non-monetary benefits are accrued in the year during which the services are provided by employees.

(w)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management, but exclude bank deposits with more than three months of maturity when placed.

(x)	Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

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

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, and corporate and financing expenses.

(z)	Translation of 2002 consolidated financial statements to United States Dollars

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2002 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollars amounts actually represent such US Dollars amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars has been made at the rate of US$1.00 to HK$7.7988, which was the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

4	Change in accounting policies

(a)	With effect from January 1, 2002, the Group has adopted a new accounting policy as set out in note 3(v) to provide for liabilities in respect of the annual leave and leave passage entitlements of its staff in order to comply with the Statement of Standard Accounting Practice (“SSAP”) 34 (Employee Benefits). The adjustments made to the Group’s financial statements as a result of the adoption of this accounting policy are set out as follows:

	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2002
	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet
—Increase in other payables	—	(52)	(54)	(7)
—Increase in construction in progress	—	13	21	3
—Increase in deferred expenditure	—	6	1	—
—Decrease in retained profits	—	33	32	4

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Income statement
—Increase/(Decrease) in staff costs	—	1	(1)	—

Comparative figures before 2001 have not been restated because it is impractical to do so.

(b)	In prior years, the Corporation’s insurance arrangements included a provision for insurance. The provision was maintained to provide cover for losses up to the deductible levels of the Corporation’s external insurance policies with increases in the provision being charged to the income statement. With effect from January 1, 2001, the Group adopted the accounting policy as set out in note 3(u) in order to comply with Statement of Standard Accounting Practice 28 issued by the Hong Kong Society of Accountants. The effect of adopting the Statement is that the balance of insurance provision has been adjusted to the balance of retained profits at January 1, 2001. No restatement of comparative information is made.

(c)	In order to comply with the requirements of SSAP 1 (revised) (Preparation of Financial Statements), the Group has adopted the new statement “Consolidated Statement of Changes in Equity” which replaces the Consolidated Statement of Recognized Gains and Losses included in previous financial statements. The new statement reconciles the movement of key components of the shareholder’s fund, including share capital, reserves and retained profits, from the beginning to the end of a period.

(d)	The format of the Consolidated Cash Flow Statement has been revised to follow the new requirements of SSAP 15 (revised) (Cash Flow Statement).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

5	Revenue, operating costs and operating profit

(a)	Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts of each significant category of revenue recognized during the year are as follows:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Passenger services	3,990	4,051	4,127	529
Freight services	99	88	86	11
Property services	642	658	617	79

	4,731	4,797	4,830	619

(b)	Operating costs comprise the following:

	2000	2001	2002	2002
		Restated
	HK$	HK$	HK$	US$
	(in millions)
Staff costs
—Gross amount including retirement costs of HK$129 million (2001: HK$123 million; 2000: HK$99 million)	1,932	2,094	2,140	274
—Amount capitalized including retirement costs of HK$19 million (2001: HK$18 million; 2000: HK$7 million)	(723)	(818)	(914)	(118)

	1,209	1,276	1,226	156
Electricity and fuel	259	263	262	34
Stores and spares consumed	127	121	110	14
Material costs	32	37	23	3
Repairs and maintenance	167	128	144	18
Government rent and rates	64	72	75	10
Octopus Cards transactions and interchange fees	27	29	30	4
Cost of services acquired	142	138	111	14
Property ownership and management expenses	25	50	44	6
Depreciation
—assets held for use under operating leases	17	17	17	2
—other assets	657	647	711	91
—depreciation charged capitalized	(4)	(3)	(3)	—
Others	108	111	146	19

	2,830	2,886	2,896	371

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

5	Revenue, operating costs and operating profit—(Continued)

(c)	Operating profit before net investment income is arrived at after charging:

	2000	2001		2002	2002
	HK$	HK$		HK$	US$
	(in millions)
Fixed assets written off	1	5		27	3
Auditors’ remuneration
—Audit services	2	2		2	—
—Other services	1	1		3	—
Operating lease charges (minimum lease payments)
—Hire of plant and machinery	18	18		18	2
—Rental of property	8	11		11	1
Remuneration of Members of the Managing Board including the Chief Executive Officer, and Executive Directors who are not Members of the Managing Board	36	41	*	38	5

and after crediting:
Gross and net rentals from operating leases (including contingent rentals of HK$26 million (2001: HK$43 million; 2000: HK$32 million))	480	491		461	59
Gross and net rentals from investment properties	104	98		92	12

(d)	Remuneration of Members of the Managing Board including Executive Directors who are not Members of the Managing Board

The fees and emoluments during the year were:

	2000	2001*	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Remuneration of Members of the Managing Board including Executive Directors who are not Members of the Managing Board
—Fees for Members of the Managing Board including the Chairman but excluding Chief Executive Officer	1	1	1	—
—Contributions to retirement benefit scheme for the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	1	1	1	—
—Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	34	39	36	5

	36	41	38	5

Emoluments include salary, allowances, benefits-in-kind and accruals for gratuities and annual leave entitlement. Allowances and benefits-in-kind include housing, education and passage allowances.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

5	Revenue, operating costs and operating profit—(Continued)

The numbers of Members of the Managing Board and Executive Directors who are not Members of the Managing Board whose remuneration fell within the following bands were:

	No. of individuals
	2000	2001*	2002
Members of the Managing Board:
Non-executive members including the Chairman
Below HK$250,000	8	9	15	#

Chief Executive Officer
HK$5,500,001 - HK$6,000,000	—	—	1
HK$6,000,001 - HK$6,500,000	1	1	—

Executive Directors who are not Members of the Managing Board:
HK$500,000 - HK$1,000,000	1@	—	—
HK$1,500,001 - HK$2,000,000	1@	—	—
HK$2,500,001 - HK$3,000,000	1@	—	—
HK$3,000,001 - HK$3,500,000	1	—	1
HK$3,500,001 - HK$4,000,000	2	3	4
HK$4,000,001 - HK$4,500,000	1	3	2
HK$4,500,001 - HK$5,000,000	2	—	1
HK$5,000,001 - HK$5,500,000	—	2	—

The above includes the remuneration of the five highest paid employees.

@	Executive Directors who are not Members of the Managing Board appointed or left during the year.
*	Since the Group has adopted a new accounting policy to provide for liabilities in respect of gratuity, annual leave, leave passage and other benefits-in-kind of its staff in order to comply with SSAP 34 (Employee Benefits) as described in note 4(a), certain comparative figures and information have been restated to conform to the current year’s presentation.
#	During the year, the terms of appointment of some Members expired and new Members were appointed in their place, as explained in the Report of the Members of the Managing Board. At any one time, there was a total of nine non-executive members on the Managing Board.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

6	Net investment income

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Gain on disposal of shares in associate	—	3	—	—
Interest income from deposits with banks	634	431	91	11
Interest income from investments	1,904	1,887	1,301	167
Interest income from loan to subsidiary	36	85	139	18
Interest income on other receivables (note 22)	—	—	148	19
Net realized gain/(loss) on disposal of non-trading securities	84	62	(55)	(7)
Net exchange gain	12	—	—	—

	2,670	2,468	1,624	208
* Less: Amount capitalized	(2,368)	(1,971)	(975)	(125)

	302	497	649	83

Interest expenses on other loans	1,103	1,252	1,279	164
Net expenses/(income) from derivative instruments	97	24	(90)	(11)
Other borrowing costs	9	18	17	2
Net exchange loss	—	38	3	—

	1,209	1,332	1,209	155
# Less: Amount capitalized	(1,209)	(1,325)	(1,178)	(151)

	—	7	31	4

Net investment income	302	490	618	79

*	Interest income capitalized was earned at rates ranging between 3.98% (2001: 5.55%; 2000: 6.23%) and 5.84% (2001: 6.54%; 2000: 7.07%) per annum.
#	Interest expenses capitalized were charged at rates ranging between 6.75% (2001: 7.40%; 2000: 7.97%) and 7.46% (2001: 8.25%; 2000: 8.26%) per annum.

7	Profit on property development

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Royal Ascot, Sha Tin	81	24	—	—
Mongkok Station Redevelopment	6	—	—	—
Hung Hom Bay	—	—	94	12

	87	24	94	12

Profit on property development arises from the Group’s interests in jointly controlled operations.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

8	Taxation

(a)	Taxation in the consolidated income statement represents:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax at 16% on the estimated assessable profits for the year	1	1	1	—

The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has substantial accumulated tax losses carried forward of HK$2,570 million at December 31, 2002 (2001: HK$1,716 million) which are available to set off against future assessable profits.

(b)	Taxation in the consolidated balance sheet represents:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	—
Provisional profits tax paid	(1)	(1)	—

	—	—	—

(c)	Deferred taxation

The potential deferred tax liability of the Corporation and of the Group of HK$2,604 million (2001: HK$2,153 million) principally relates to depreciation allowances in excess of related depreciation of HK$3,016 million (2001: HK$2,428 million) and estimated future benefit of HK$412 million (2001: HK$275 million) arising from tax losses. No provision for deferred taxation has been made as such potential liability is not expected to crystallize in the foreseeable future. No deferred tax has been provided for on the revaluation surplus of the Group’s investment properties as it does not constitute a timing difference.

9	Profit after taxation

Of the consolidated profit after taxation, HK$2,644 million (2001(restated): HK$2,425 million; 2000: HK$2,288 million) has been dealt with in the financial statements of the Corporation.

10	Proposed dividend

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	($ millions)
Dividend attributable to the year:
Final dividend proposed after the balance sheet date of HK$ 1,584.87 dollars per share (2001: nil)	—	—	620	79

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date, but has been included in the balance sheet as a separate component of equity.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

11	Segmental Reporting

Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. No geographical segment information is shown as virtually all of the revenue and operating profit is derived from activities in Hong Kong.

2002

Operating Results

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue	3,569	418	140	4,127	86	617	4,830
Operating costs before depreciation	(1,232)	(387)	(117)	(1,736)	(71)	(112)	(1,919)
Inter-segment charges(1)	25	2	2	29	(7)	(22)	—
Depreciation	(530)	(101)	(16)	(647)	(24)	(28)	(699)

Results—profit/(loss)	1,832	(68)	9	1,773	(16)	455	2,212

Unallocated Corporate expenses							(278)

Operating profit before net investment income							1,934
Net investment income							618
Profit on property development							94
Share of profit of associate							16
Taxation							(1)

Profit after taxation							2,661

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and Liabilities

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	10,175	3,045	141	13,361	730	1,427	15,518
Properties under development	—	—	—	—	—	1,153	1,153
Interest in associate	—	—	—	—	—	—	35
Unallocated assets#	—	—	—	—	—	—	69,402

	10,175	3,045	141	13,361	730	2,580	86,108

Segment liabilities	215	146	6	367	7	631	1,005
Deferred income	252	78	—	330	—	104	434
Unallocated liabilities*	—	—	—	—	—	—	22,553

	467	224	6	697	7	735	23,992

#	Including construction in progress for West Rail (HK$31,764 million), East Rail Extensions (HK$8,850 million) and Corporate (HK$15 million) and deferred expenditure for other proposed railway projects (HK$156 million), Corporate assets (HK$468 million), investment in securities (HK$19,165 million), loan to subsidiary (HK$2,048 million), interest receivable (HK$299 million), other receivables (HK$1,109 million) and cash and cash equivalents (HK$5,528 million).
*	Including interest-bearing borrowings (HK$17,753 million), interest payable (HK$443 million), accrued charges and provisions for capital projects (HK$2,896 million) and other payables (HK$1,461 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

11	Segmental Reporting—(Continued)

Other Information

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital Expenditure
—Existing businesses	565	695	1	1,261	—	63	1,324
—Railway under construction	—	—	—	—	—	—	10,855
—Unallocated capital expenditure	—	—	—	—	—	—	129

	565	695	1	1,261	—	63	12,308

2001

Operating Results

(Restated)

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue	3,487	433	131	4,051	88	658	4,797
Operating costs before depreciation	(1,228)	(422)	(123)	(1,773)	(76)	(127)	(1,976)
Inter-segment charges(1)	27	1	2	30	(8)	(22)	—
Depreciation	(481)	(92)	(17)	(590)	(24)	(22)	(636)

Results—profit/(loss)	1,805	(80)	(7)	1,718	(20)	487	2,185

Unallocated Corporate expenses							(274)

Operating profit before net investment income							1,911
Net investment income							490
Profit on property development							24
Share of profit of associate							11
Taxation							(1)

Profit after taxation							2,435

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

11	Segmental reporting—(Continued)

Assets and Liabilities

(Restated)

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	10,111	2,439	155	12,705	758	1,400	14,863
Properties under development	—	—	—	—	—	739	739
Interest in associate	—	—	—	—	—	—	23
Unallocated assets#	—	—	—	—	—	—	66,912

	10,111	2,439	155	12,705	758	2,139	82,537

Segment liabilities	679	178	6	863	12	864	1,739
Deferred income	213	66	—	279	—	175	454
Unallocated liabilities*	—	—	—	—	—	—	20,764

	892	244	6	1,142	12	1,039	22,957

#	Including construction in progress for West Rail (HK$25,543 million) and Corporate (HK$80 million), deferred expenditure for East Rail Extensions (HK$4,112 million) and other proposed railway projects (HK$104 million), Corporate assets (HK$444 million), investment in securities (HK$27,752 million), loan to subsidiary (HK$1,316 million), interest receivable (HK$709 million), other receivables (HK$379 million) and cash and cash equivalents (HK$6,473 million).
*	Including interest-bearing borrowings (HK$16,831 million), interest payable (HK$436 million), accrued charges and provisions for capital projects (HK$2,133 million) and other payables (HK$1,364 million).

Other information

(Restated)

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital Expenditure
—Existing businesses	1,045	371	10	1,426	1	198	1,625
—Railway under construction	—	—	—	—	—	—	12,783
—Unallocated capital expenditure	—	—	—	—	—	—	187

	1,045	371	10	1,426	1	198	14,595

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

11.	Segmental reporting—(Continued)

2000

Operating Results

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue	3,438	440	112	3,990	99	642	4,731
Operating costs before depreciation	(1,233)	(417)	(109)	(1,759)	(86)	(84)	(1,929)
Inter-segment charges(1)	28	1	4	33	(11)	(22)	—
Depreciation	(484)	(97)	(15)	(596)	(24)	(24)	(644)

Results—profit/(loss)	1,749	(73)	(8)	1,668	(22)	512	2,158

Unallocated Corporate expenses							(257)

Operating profit before net investment income							1,901
Net investment income							302
Profit on property development							87
Share of loss of associate							(1)
Taxation							(1)

Profit after taxation							2,288

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and Liabilities

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	9,496	2,164	157	11,817	782	1,279	13,878
Properties under development	—	—	—	—	—	91	91
Interest in associate	—	—	—	—	—	—	16
Unallocated assets#	—	—	—	—	—	—	56,434

	9,496	2,164	157	11,817	782	1,370	70,419

Segment liabilities	257	41	4	302	14	384	700
Deferred income	228	70	—	298	—	146	444
Unallocated liabilities*	—	—	—	—	—	—	20,374

	485	111	4	600	14	530	21,518

#	Including construction in progress for West Rail (HK$16,491 million) and Corporate (HK$10 million), deferred expenditure for East Rail Extensions (HK$1,104 million), Corporate assets (HK$485 million), investments in securities (HK$27,789 million), loan to subsidiary (HK$602 million), interest receivable (HK$886 million), and other receivables (HK$451 million), tax recoverable (HK$19 million) and cash and cash equivalents (HK$8,597 million).
*	Including interest-bearing borrowings (HK$16,395 million), interest payable (HK$434 million), insurance provision (HK$225 million), accrual for capital expenditure (HK$2,307 million) and other payables (HK$1,013 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

11.	Segmental reporting—(Continued)

Other information

	Passenger services						Consolidated Total
	East Rail	Light Rail	Bus	Total	Freight	Property
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital Expenditure
—Existing businesses	581	169	63	813	13	10	836
—Railway under construction	—	—	—	—	—	—	9,967
—Unallocated capital expenditure	—	—	—	—	—	—	26

	581	169	63	813	13	10	10,829

12	Fixed assets

Fixed assets comprise:

	Investment properties	Leasehold land and permanent way	Tunnels, bridges and roads	Buildings	Rolling stock	Other equipment	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Cost or valuation:
At January 1, 2002	940	1,644	523	5,014	5,264	5,932	19,317
Transfer from construction in progress	2	—	—	18	870	189	1,079
Additions	—	—	—	—	—	28	28
Disposals	(5)	—	—	(27)	—	(35)	(67)
Deficit on revaluation	(42)	—	—	—	—	—	(42)

At December 31, 2002	895	1,644	523	5,005	6,134	6,114	20,315

Aggregate Depreciation:
At January 1, 2002	—	146	74	740	1,686	2,926	5,572
Charge for the year	—	25	5	111	151	436	728
Written back on disposals	—	—	—	(6)	—	(30)	(36)

At December 31, 2002	—	171	79	845	1,837	3,332	6,264

Net book value:
At December 31, 2002	895	1,473	444	4,160	4,297	2,782	14,051

At December 31, 2001	940	1,498	449	4,274	3,578	3,006	13,745

(a)	Permanent way includes the initial costs of rail tracks and sleepers, a portion of the initial cost of ballast and subsequent expenditure on major ballast replacement programs.
(b)	Other equipment comprises lifts and escalators, telecommunication and signalling systems, machinery, furniture and fixtures, motor vehicles, computer and office equipment.
(c)	The Corporation’s leasehold land with a net book value of HK$587 million (2001: HK$600 million) is held in Hong Kong under long-term leases.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

12	Fixed assets—(Continued)

(d)	The Corporation leases out investment properties and certain properties either used in or ancillary to the Corporation’s rail business, under operating leases. The leases typically run for an initial period of two to five years, with an option to renew the lease after that date at which time all terms are re-negotiated. Lease payments are usually revised regularly to reflect market rentals. The leases may include additional rentals based on sales revenue of the tenants in excess of the basic rentals.

(e)	The Group’s investment properties, held in Hong Kong under long-term leases, were valued at December 31, 2002 by an independent firm of surveyors, FPDSavills (Hong Kong) Limited, which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors, on the basis of capitalization of the net income with due allowance for reversionary income potential. The revaluation deficit of HK$42 million (2001: surplus of HK$66 million) has been transferred to the investment properties revaluation reserve (see note 31).

(f)	Other than investment properties, included in fixed assets are assets held for use under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross carrying amount	Related accumulated depreciation	Gross carrying amount	Related accumulated depreciation
	2001	2001	2002	2002
	HK$	HK$	HK$	HK$
	(in millions)
Goods Yard at Hung Hom Bay	148	7	148	10
Hung Hom Station Car Park	55	20	55	21
Offices at Hung Hom Station	31	6	31	7
Offices at Hung Hom freight building	9	1	8	1
Citylink Plaza at Sha Tin Station	102	49	104	54
Goods Yard at Mongkok Station	45	4	45	4
Shops at stations	282	42	262	46

	672	129	653	143

Although these properties are leased to tenants, they are either used in or are ancillary to the Corporation’s rail business and are not held for their investment potential and are accordingly not classified as investment properties.

(g)	The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	525	495	63
After 1 year but within 5 years	288	1,239	159
After 5 years	24	24	3

	837	1,758	225

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

12	Fixed assets—(Continued)

(h)	The Group has entered into a number of individually structured transactions or arrangements with unrelated parties to lease out and lease back assets, which include rolling stock, signalling equipment and revenue collection equipment. Under each arrangement, the Group has leased the assets to an investor in United States (“US investor”), who has prepaid all the rentals in relation to a lease agreement. Simultaneously, the Group has leased the assets back from the US investor and will pay the rentals on a semi-annual or annual basis in accordance with a pre-determined payment schedule. The Group has an option to purchase the US investor’s leasehold interest in the assets at a pre-determined date for a fixed amount. Part of the rental prepayments received from the US investor has been placed in deposits or debt securities which will be sufficient to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the lease agreement. As long as the Group complies with the requirements of the lease agreements, the Group will continue to be entitled to quiet enjoyment of, and continued possession, use or operation of, the assets.

As at December 31, 2002, a portion of the Group’s assets with a total original cost of HK$8,132 million (2001: HK$6,477 million) and net book value of HK$5,524 million (2001: HK$4,203 million) is covered by seven arrangements, one of which was concluded during the year. Five arrangements involve the rolling stock, with the basic lease terms ranging from 18 to 28 years. The remaining two arrangements, one on the signaling equipment and the other on the revenue collection system, have a basic lease term of 15 years. Since the Group retains substantially all the risks and rewards incident to ownership of the underlying assets in respect of each arrangement and enjoys substantially the same rights to its use as before the arrangement, no adjustment has been made to fixed assets. As a result of the seven arrangements, the Group has received cash of HK$9,100 million (2001: HK$7,478 million), and has committed to make long-term lease payments with a total estimated net present value of HK$8,685 million (2001: HK$7,136 million) which have been defeased by payments of deposits totalling HK$8,685 million (2001: HK$7,136 million).

The total net amounts of cash received by the Group from the arrangements have been recorded as deferred income and are being amortized to the income statement over the applicable lease terms of the arrangements. The total amount of HK$19 million (2001: HK$19 million) recognized for the year has been included in the revenue of the income statement.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

13	Construction in progress

Construction in progress comprises:

	Balance as at January 1, 2002 Restated	Costs incurred during the year	Transfer from deferred expenditure	Transfer to fixed assets	Reclassifications	Balance as at December 31, 2002
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
West Rail
Main contracts
—Civil works	17,877	3,613	—	—	—	21,490
—Plant and equipment	1,251	1,668	—	—	—	2,919

Associated construction costs
—Feasibility studies	219	—	—	—	—	219
—Consultants’ fees	4,448	492	—	—	(49)	4,891

Land & related costs	3,878	344	—	—	(449)	3,773

Overheads
—Staff costs	1,608	500	—	—	—	2,108
—Others	796	103	—	—	—	899
—On-cost recovery	(413)	(183)	—	—	—	(596)

	29,664	6,537	—	—	(498)	35,703
Net borrowing costs/(net investment income)	(4,121)	182	—	—	—	(3,939)

	25,543	6,719	—	—	(498)	31,764

East Rail Extensions
Main contracts
—Civil works	—	—	5,676	—	—	5,676
—Plant and equipment	—	—	788	—	—	788

Associated construction costs
—Consultants’ fees	—	—	1,095	—	—	1,095
Land & related costs	—	—	451	—	—	451

Overheads
—Staff costs	—	—	774	—	—	774
—Others	—	—	186	—	—	186
—On-cost recovery	—	—	(221)	—	—	(221)

	—	—	8,749	—	—	8,749
Net borrowing costs/(net investment income)	—	—	101	—	—	101

	—	—	8,850	—	—	8,850

Other
Buildings and other civil works	588	745	—	(22)	—	1,311
Rolling stock	612	387	—	(860)	—	139
Other equipment	162	221	—	(149)	—	234
Net borrowing costs	34	14	—	(48)	—	—

	1,396	1,367	—	(1,079)	—	1,684

	26,939	8,086	8,850	(1,079)	(498)	42,298

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

13	Construction in progress—(Continued)

(a)	Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

•	HK$67 million (2001: HK$112 million) for the lease of land required for construction sites for the West Rail project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

•	HK$97 million (2001: HK$74 million) for land resumption work undertaken on the West Rail project undertaken by the Government on behalf of the Corporation.

•	HK$142 million (2001: HK$235 million) for compensation accepted by the owners of resumed land in respect of the West Rail project paid by the Government on behalf of the Corporation. The Corporation is obligated to reimburse such compensation paid to the Government.

(b)	Reclassifications of land and related costs represent the costs recoverable in respect of the property development along the West Rail, Phase I route (note 22 (a)).

(c)	Included in on-cost recovery credited during the year are amounts received and receivable in respect of the following:

•	HK$52 million (2001: HK$47 million) from the Government for certain essential public infrastructure works and other works along the West Rail, Phase I route undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

•	HK$73 million (2001: HK$80 million) from the subsidiary, West Rail Property Development Limited, for property development along the West Rail, Phase I route as governed by the Shareholding Agreement between the Corporation and the Government (see note 18).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

14	Deferred expenditure

Deferred expenditure comprises:

	Balance as at January 1, 2002	Expenditure during the year	Transfer from properties under development	Transfer to income statement	Transfer to construction in progress	Balance as at December 31, 2002
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
East Rail Extensions Main contracts
—Civil works	2,560	3,116	—	—	(5,676)	—
—Plant and equipment	234	554	—	—	(788)	—
Associated construction costs
—Consultants’ fee	789	306	—	—	(1,095)	—
Land and related costs	337	114	—	—	(451)	—
Overheads
—Staff costs	482	292	—	—	(774)	—
—Others	121	65	—	—	(186)	—
—On-cost recovery	(127)	(94)	—	—	221	—

	4,396	4,353	—	—	(8,749)	—
Net borrowing costs/(net investment income)	(284)	385	—	—	(101)	—

	4,112	4,738	—	—	(8,850)	—
Other proposed railway projects	104	59	13	(20)	—	156

	4,216	4,797	13	(20)	(8,850)	156

(a)	East Rail Extensions comprise Tsim Sha Tsui extension HK$2,119 million (2001 (restated) : HK$1,103 million), Ma On Shan Rail HK$5,115 million (2001 (restated) : HK$2,708 million) and Lok Ma Chau Spur Line HK$1,616 million (2001 (restated) : HK$301 million).

(b)	Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

•	HK$54 million (2001: HK$44 million) for the lease of land required for construction sites for the East Rail Extensions project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

•	HK$36 million (2001: HK$231 million) for land resumption work undertaken by the Government and compensation accepted by the owners of resumed land paid by the Government on behalf of the Corporation in respect of the East Rail Extensions project. The Corporation is obligated to reimburse such sums to the Government.

(c)	Included in on-cost recovery credited during the year is an amount of HK$29 million (2001: HK$34 million) received and receivable from the Government for certain essential public infrastructure works and other works along the route of East Rail Extensions undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

(d)	As the project agreement of East Rail Extensions has been reached with the Government, the deferred expenditure for East Rail Extensions project is transferred to construction in progress.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

15	Properties under development

Properties under development held in Hong Kong under long-term leases comprise:

	Balance as at January 1, 2002	Expenditure during the year	Transfer to income statement during the year	Transfer to deferred expenditure	Balance as at December 31, 2002
	HK$	HK$	HK$	HK$	HK$
	(in millions)
Che Kung Temple	23	7	—	—	30
Ho Tung Lau	18	1	—	—	19
Hung Hom Bay	37	—	(37)	—	—
Tai Wai Depot	557	401	—	—	958
Tai Wai Station	51	26	—	—	77
Wu Kai Sha	32	26	—	—	58
Other property development	21	3	—	(13)	11

	739	464	(37)	(13)	1,153

On November 13, 2002, the Government announced a moratorium on land supply including property sites along railway lines, as well as other policies in relation to the property market. Accordingly, the Group would further discuss with the Government on a time schedule on property development consistent with the moratorium. Notwithstanding the introduction of the moratorium and other policies in relation to the property market, none of the expenditure incurred on the above property development projects is considered to be irrecoverable.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

16	Investment in subsidiaries

	Corporation
	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Unlisted shares, at cost	—	—	—

Details of the subsidiaries, which are incorporated and operate in Hong Kong, are as follows:

Name of company	Number of issued and fully paid shares**	Par value of shares		Percentage of shares held by the Corporation	Percentage of shares held by subsidiary	Nature of business
Manlai Court Property Management Company Limited	25,500‘A’	HK$	1	100%	Nil	Property management
	24,500‘B’	HK$	1	Nil	Nil

Sun Tuen Mun Centre Management Company Limited	25,000‘A’	HK$	1	100%	Nil	Property management
	25,000‘B’	HK$	1	100%	Nil

Royal Ascot Management Company Limited	25,000‘A’	HK$	1	100%	Nil	Property management
	25,000‘B’	HK$	1	100%	Nil

Hanford Garden Property Management Company Limited	10,000	HK$	1	100%	Nil	Property management

Pierhead Garden Management Company Limited	25,000‘A’	HK$	1	100%	Nil	Property management
	25,000‘B’	HK$	1	Nil	100%

The Metropolis Management Company Limited	25,500‘A’	HK$	1	100%	Nil	Property management
	24,500‘B’	HK$	1	Nil	Nil

Capital System Limited	5,000	HK$	1	100%	Nil	Investment holding

Buoyant Asset Limited	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Advanced Asset Limited	100	HK$	10	100%	Nil	Signalling system leasing facilitation

Quality Asset Limited	100	HK$	10	100%	Nil	Signalling system leasing facilitation

Kasey Asset Limited	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Circuit Asset Limited	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Shining Asset Limited	100	HK$	10	100%	Nil	Revenue collection system leasing facilitation

Fluent Asset Limited	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

*West Rail Property Development Limited	51‘A’	HK$	10	100%	Nil	Property development
	49‘B’	HK$	10	Nil	Nil

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

16	Investment in subsidiaries—(Continued)

Name of company	Number of issued and fully paid shares**	Par value of shares		Percentage of shares held by the Corporation	Percentage of shares held by subsidiary	Nature of business
*KamSheung Property Development Limited	100	HK$	10	Nil	100%	Property development

*Kwai Fong Property Development Limited	100	HK$	10	Nil	100%	Property development

*Long Ping Property Development Limited	100	HK$	10	Nil	100%	Property development

*Nam Cheong Property Development Limited	100	HK$	10	Nil	100%	Property development

*Pat Heung Property Development Limited	100	HK$	10	Nil	100%	Property development

*Tin Shui Wai Property Development Limited	100	HK$	10	Nil	100%	Property development

*Tsuen Wan West Property Development Limited	100	HK$	10	Nil	100%	Property development

*Tuen Mun Property Development Limited	100	HK$	10	Nil	100%	Property development

*Yuen Long Property Development Limited	100	HK$	10	Nil	100%	Property development

*	These subsidiaries are held by the Corporation for the sole purpose of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government and their financial statements are excluded from the consolidation as the Corporation has no effective control over or beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.
**	All the issued and fully paid shares of the subsidiaries are ordinary shares.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

17	Interest in associate

The interest in associate is as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Unlisted shares, at cost	—	—	—
Share of net assets	19	35	4

	19	35	4
Loan to associate	4	—	—

	23	35	4

Details of the associate, which is incorporated and operates in Hong Kong and provides the Octopus Cards system, are as follows:

Name of company	Number of issued and fully paid shares	Par value of shares	Percentage of shares held	Nature of business
*Octopus Cards Limited	42,000,000 ordinary	HK$1	22.1%	Development and operation of Octopus Cards system

*	Formerly known as Creative Star Limited until January 2, 2002.

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

During the year, the Group made payments to Octopus Cards Limited amounting to HK$30 million (2001: HK$29 million) in respect of transaction and interchange fees for the handling of Octopus tickets. These payments were made based on the usage of and revenue generated from Octopus tickets. No other charges were made or incurred by the Group in respect of the administration of the Octopus Cards system. The Group received HK$6 million (2001: HK$6 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus tickets.

18	Loan to subsidiary

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

Subsidiaries of WRPDL have been formed to handle the property developments along the West Rail, Phase I route whereby the Government will receive the profits less losses from the developments and the Group will earn management fees.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

19	Investments in securities

(a)	Investments in securities comprise:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Non-trading securities
Managed by fund managers
Listed outside Hong Kong	2,943	1,217	156
Listed in Hong Kong	210	16	2
Unlisted investments	9,270	11,093	1,422
Managed by the Corporation
Listed outside Hong Kong	2,059	1,377	177
Listed in Hong Kong	171	156	20
Unlisted investments	13,099	5,306	680

Total market value of investments	27,752	19,165	2,457

Included in investments in securities are debt securities issued by the Government and Government-owned entities in Hong Kong with a total market value of HK$219 million (2001: HK$479 million) as at December 31, 2002. Interest income derived from these debt securities during the year amounted to HK$11 million (2001: HK$19 million).

(b)	Investments in securities are expected to mature as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	20,492	16,612	2,130
After 1 year	7,260	2,553	327

	27,752	19,165	2,457

20	Stores and spares

Stores and spares are expected to be consumed as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	88	104	13
After 1 year	98	109	14

	186	213	27

21	Interest receivable

Interest receivable is expected to be recovered within 1 year.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

22	Other receivables

(a)	Other receivables comprise:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Amount due from associate	—	1	—
Amount due from Government	229	298	38
Debtors, deposits and prepayments	199	863	111

	428	1,162	149

The amount due from the Government represents HK$256 million (2001: HK$197 million) in respect of certain essential public infrastructure works and other works along the routes of the West Rail and East Rail Extensions undertaken on behalf of the Government pursuant to the respective entrustment agreements with the Government in respect of such entrustment works and HK$42 million (2001: HK$32 million) for “on-costs” charged to the Government in respect of such entrustment works.

Included in debtors, deposits and prepayments as at December 31, 2002 are certain costs totalling HK$498 million (2001: nil) identified during the year as relating to the property development along the West Rail, Phase I route and transferred from construction in progress (note 13(b)), and the related accrued interest of HK$148 million (2001: nil) (note 6). The amounts will be included in the balance of a loan to WRPDL pending agreement between the Corporation and the Government according to the provisions as set out in the Shareholding Agreement (note 18).

(b)	Other receivables are expected to be recovered as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	337	479	61
After 1 year	91	683	88

	428	1,162	149

(c)	Included in other receivables are debtors with the following ageing analysis :

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Current	280	1,026	132
Less than 1 month overdue	4	3	—
1 to 3 months overdue	2	2	—
More than 3 months overdue	4	5	1

Total debtors	290	1,036	133
Deposits and prepayments	138	126	16

	428	1,162	149

For debtors of commercial property leasing and franchise operation, no credit is allowed except for revenue sharing arrangements. For debtors of other business dealings, the normal credit period to customers is one month.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

23	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Deposits with banks
—Within 3 months of maturity when placed	2,433	4,565	585
—More than 3 months of maturity when placed	4,009	943	121
Cash at bank and in hand	31	20	3

Cash and cash equivalents in balance sheet	6,473	5,528	709
Less: deposits with banks with more than 3 months of maturity when placed	(4,009)	(943)	(121)

Cash and cash equivalents in cash flow statement	2,464	4,585	588

(b)	At December 31, 2002, the deposits with banks were placed to mature as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	6,442	5,308	680
After 1 year	—	200	26

	6,442	5,508	706

24	Interest payable

Interest payable is expected to be settled within 1 year.

25	Other payables

(a)	Other payables comprise:

	2001	2002	2002
	Restated
	HK$	HK$	US$
	(in millions)
Deposits and advances	1,386	1,520	195
Creditors and accrued charges	672	714	91
Amount due to Government	484	17	2
Amount due to subsidiaries	—	—	—

	2,542	2,251	288

The amount due to Government represents HK$17 million (2001: nil) for land grant application for property development along the route of the East Rail Extensions in 2002. The balance as at December 31, 2001 represented HK$10 million for land resumption work undertaken on the West Rail project and HK$474 million in respect of the consideration for the vesting of Lo Wu Terminal Building Stage III to the Corporation.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

25	Other payables—(Continued)

(b)	Other payables are expected to be settled as follows:

	2001	2002	2002
	Restated
	HK$	HK$	US$
	(in millions)
Within 1 year	1,121	1,063	136
After 1 year	1,421	1,188	152

	2,542	2,251	288

(c)	Included in other payables are creditors with the following ageing analysis:

	2001	2002	2002
	Restated
	HK$	HK$	US$
	(in millions)
Due within 1 month or on demand	844	353	45

Total creditors	844	353	45
Deposits and advances received	1,386	1,520	195
Accrued charges	312	378	48

	2,542	2,251	288

26	Accrued charges and provisions for capital projects

The balance includes accrued charges related to capital projects which are settled upon certification of work in progress and also provisions for claims on contracts in respect of the West Rail and East Rail Extensions projects.

Included in accrued charges for capital projects is an amount of HK$570 million (2001: HK$543 million) for amounts payable to the Government in respect of land resumption work undertaken on the West Rail and East Rail Extensions projects.

Accrued charges and provisions for capital projects of the Group and of the Corporation are all expected to be settled or utilized within 1 year.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

27	Interest-bearing borrowings

Interest-bearing borrowings comprise:

	Balance as at December 31, 2001	Balance as at December 31, 2002	Balance as at December 31, 2002
	HK$	HK$	US$
	(in millions)
Capital market instruments
US dollar Euro medium term notes due 2009(a)	7,768	7,769	996
US dollar Euro medium term notes due 2014(a)	389	388	50
US dollar Global notes due 2010(b)	7,790	7,781	998

	15,947	15,938	2,044

Bank loan
Export credit loans(d)	884	1,815	232

	16,831	17,753	2,276

(a)	The Corporation issued US$1 billion in principal amount of 7.25% notes due 2009 at a discount on July 27, 1999 and US$50 million in principal amount of 7.77% notes due 2014 at a discount on November 17, 1999 under its US$3 billion Euro Medium Term Note program. All the notes issued are unsecured and wholly repayable on the respective due dates.
(b)	The Corporation issued US$1 billion in principal amount of 8.00% global notes due 2010 at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on the Stock Exchange of Hong Kong Limited, the London Stock Exchange Limited and the New York Stock Exchange, Inc. All the notes issued are unsecured and wholly repayable on the due date.
(c)	All the net proceeds received from the notes issued have been invested in fixed income instruments or placed on deposits with banks or issuers with triple B or above credit ratings until they are required to meet development costs.
(d)	During the year, in addition to the amounts totalling US$102.1 million drawn down in previous years, an amount of US$107.4 million was drawn down by the Corporation under a US$338 million export credit loan facility for financing the purchase of rolling stock. Fifty per cent of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 50% bears interest at a rate of LIBOR plus 0.5% per annum. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on April 21, 2003.

During the year, in addition to the amount of US$10.7 million drawn down in previous years, an amount of US$11.7 million was drawn down by the Corporation under a US$42 million export credit loan facility for financing the purchase of the train control and signalling system of West Rail. The loan balance bears interest at a rate of LIBOR plus 0.6% per annum and is unsecured and repayable by seventeen semi-annual instalments commencing not later than May 1, 2004.

(e)	At December 31, 2002, the interest-bearing borrowings were repayable as follows:

	Total 2001	Capital market instruments 2002	Bank loans 2002	Total 2002	Total 2002
	HK$	HK$	HK$	HK$	US$
	(in millions)
Within 1 year	—	—	310	310	40
After 1 year but within 2 years	311	—	350	350	45
After 2 year but within 5 years	573	—	548	548	70
After 5 years	15,947	15,938	607	16,545	2,121

	16,831	15,938	1,815	17,753	2,276

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

28	Deferred income

(a)	Movements on deferred income comprise:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Balance at January 1,	444	454	58
Net amount received during the year	36	140	18
Transfer to income statement	(26)	(160)	(20)

Balance at December 31,	454	434	56

(b)	Deferred income is expected to be recognized in the income statement as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	159	27	4
After 1 year	295	407	52

	454	434	56

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

29	Share capital

	2000		2001		2002		2002
	No. of shares	HK$	No. of shares	HK$	No. of shares	HK$	US$
		(in million)		(in million)		(in million)	(in million)
Share capital:
Authorized:
Shares of HK$100,000 each	340,000	34,000	425,000	42,500	425,000	42,500	5,450

Issued and fully paid:
At January 1,	311,200	31,120	311,200	31,120	391,200	39,120	5,016
Issued during the year	—	—	80,000	8,000	—	—	—

At December 31,	311,200	31,120	391,200	39,120	391,200	39,120	5,016

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

The development reserve represents appropriations of all profits from property developments to retain reserves within the Corporation for railway capital expenditure. Movements in the development reserve during the year were as follows:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	6,330	6,417	6,441	826
Transfer from income statement	87	24	94	12

Balance at December 31,	6,417	6,441	6,535	838

31	Investment property revaluation reserve

The investment property revaluation reserve comprises:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	231	242	176	22
Surplus/(Deficit) arising on revaluation during the year (note 12)	11	(66)	(42)	(5)

Balance at December 31,	242	176	134	17

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

32	Investment revaluation reserve

The revaluation reserve arising on investments in securities comprises:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	2	16	133	17

Surplus/(Deficit) arising on revaluation	406	250	(516)	(66)
Less: Amount capitalized	(384)	(119)	414	53

	22	131	(102)	(13)

Deficit/(Surplus) realized on disposal	(44)	(62)	55	7
Surplus/(Deficit) capitalized in prior year	36	48	(36)	(5)

Deficit/(Surplus) transferred to the income statement on disposal	(8)	(14)	19	2

Balance at December 31,	16	133	50	6

33	Retained profits

Profits are retained as follows:

	2000	2001	2002	2002
		Restated
	HK$	HK$	HK$	US$
	(in millions)
Retained profits at January 1,
—as previously reported	8,905	11,106	13,743	1,762
—prior period adjustment
—change in accounting policy (note 4(a))	—	(32)	(33)	(4)
—change in accounting policy (note 4(b))	—	225	—	—

Retained profits at January 1, (as restated)	8,905	11,299	13,710	1,758
Retained profit for the year	2,201	2,411	2,567	329

Retained profits at December 31,	11,106	13,710	16,277	2,087

Representing:
Proposed dividend (note 10)	—	—	620	79
Retained profits after proposed dividend	11,106	13,710	15,657	2,008

Included in the retained profits is an amount of HK$26 million (2001: HK$10 million; 2000: accumulated loss of HK$1 million), being the retained profit attributable to an associate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

34	Related parties

The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of West Rail, Phase I and the East Rail Extensions, which are considered to be related party transactions under Statement of Standard Accounting Practice 20 and these are disclosed in notes 1, 3(c), 13, 14, 16, 18, 22, 25, 26 and 29 to the financial statements. In addition, the Corporation has made investments in debt securities issued by the Government and Government-owned entities and these are disclosed in note 19 to the financial statements. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.

Members of the Managing Board and the Executive Directors who are not Members of the Managing Board and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration, which is disclosed in note 5 to the financial statements.

The Corporation and four other local transport companies (including the MTR Corporation Limited) entered into an agreement in 1994 to develop and operate the Octopus Cards system through a central body called Octopus Cards Limited. During the year, Octopus Cards Limited earned transaction and interchange fees from the Corporation and paid a ticket loading agent fee to the Corporation. Details of the transactions are disclosed in note 17 to the financial statements.

35	Outstanding commitments

(a)    Commitments outstanding at December 31, 2002 in respect of capital expenditure not provided for in the financial statements were as follows:

	2001	2002
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Contracted for
Noise abatement program	21	20	—	20	3
Acquisition & implementation of computer systems	33	1	—	1	—
Construction & improvement works at various stations, stops & terminals	16	158	7	165	21
New railway projects	7	36	—	36	5
Improvement works on vehicles & equipment	48	9	22	31	4
Purchase of eight 12-car Electric Multiple Units	237	9	—	9	1
Light Rail Extension to Tin Shui Wai	320	167	—	167	21
Grade Separation at LRT junction	356	135	36	171	22
Replacement of LRT vehicle information system	197	184	1	185	24
Southern subway & concourse at Kowloon Tong Station	147	67	7	74	9
Replacement of three diesel locomotives	44	5	—	5	1
Light Rail integration project with West Rail	127	25	1	26	3
East Rail Extensions project:
Consultants’ fees	684	295	318	613	79
Construction works	6,417	3,520	4,087	7,607	975
Staff cost	1,397	250	540	790	101
Land acquisition cost	502	520	372	892	115
Others	48	31	32	63	8

	9,048	4,616	5,349	9,965	1,278
West Rail project:
Consultants’ fees	921	487	129	616	79
Construction works	6,676	2,665	124	2,789	358
Staff cost	1,271	369	107	476	61
Land acquisition cost	337	150	41	191	24
Others	53	42	12	54	7

	9,258	3,713	413	4,126	529
Other projects	34	30	—	30	4

	19,893	9,175	5,836	15,011	1,925

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

35	Outstanding commitments—(Continued)

	2001	2002
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Authorized but not contracted for
Upgrade of signalling system	39	3	—	3	—
Noise abatement program	185	34	117	151	19
PRC Through Train development	52	17	11	28	4
Electric Multiple Units refurbishment	46	31	—	31	4
Installation & replacement of escalators at stations	12	9	—	9	1
Acquisition and implementation of computer systems	75	36	15	51	7
Construction & improvement works at various stations, stops and terminals	87	56	30	86	11
Improvement works on vehicles & equipment	111	92	23	115	15
Purchase of eight 12-car Electric Multiple Units	363	142	125	267	34
Light Rail Extension to Tin Shui Wai	82	—	—	—	—
Replacement of LRT vehicle information system	70	—	—	—	—
Installation of training information system	—	15	17	32	4
Southern subway & concourse at Kowloon Tong Station	62	27	21	48	6
Replacement of ARC equipment at all stations	64	27	23	50	6
Replacement of three diesel locomotives	98	79	20	99	13
Train-borne Infotainment system	—	49	170	219	28
New railway projects	17	259	5	264	34
Renovation of Government & commercial office	18	13	—	13	2
East Rail Extensions project:
Consultants’ fees	31	9	47	56	7
Construction works	175	41	36	77	10
Staff cost	—	68	139	207	27
Land acquisition cost	21	3	3	6	—
Others	4	6	1	7	1

	231	127	226	353	45
West Rail project:
Consultants’ fees	46	—	—	—	—
Construction works	423	—	—	—	—
Land acquisition cost	2,266	629	1,439	2,068	265
Others	638	542	87	629	81

	3,373	1,171	1,526	2,697	346
Other projects	54	52	8	60	8

	5,039	2,239	2,337	4,576	587

(b) As December 31, 2002, the total future minimum lease payments under non-cancellable operating leases on property are payable as follows:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Within 1 year	134	148	19
After 1 year but within 5 years	176	125	16

	310	273	35

The operating leases are mainly related to work areas used for construction of new railways.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

36	Notes to the consolidated cash flow statement

(a)	Reconciliation of operating profit before net investment income to net cash inflow from operations:

	2000	2001	2002	2002
		Restated
	HK$	HK$	HK$	US$
	(in millions)
Operating profit before net investment income	1,901	1,911	1,934	248
Increase in insurance provision	10	—	—	—
Depreciation	670	661	725	93
Fixed assets written off	1	5	27	3
Decrease/(Increase) in stores and spares	8	(15)	(27)	(3)
Increase in interest receivable and other receivables	(354)	(264)	(539)	(69)
Increase in interest payables, other payables, accrued charges and provisions for capital projects and deferred income	520	463	783	100

	2,756	2,761	2,903	372

(b)	Reconciliation of profit on property development to net cash inflow/(outflow) from property development:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Profit on property development	87	24	94	12
Decrease in property development debtors	10	—	—	—
Decrease/(Increase) in property under development	1	(383)	(577)	(73)
Decrease/(Increase) in properties held for resale	—	(11)	11	1
(Decrease)/Increase in deferred property development income	(1)	20	70	9

	97	(350)	(402)	(51)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

37	Retirement benefit scheme

The Kowloon-Canton Railway Corporation Retirement Benefit Scheme (the Scheme) was established on February 1, 1983 under trust. With effect from November 16, 1994, the Scheme has been registered under Section 18 of the Occupational Retirement Schemes Ordinance.

Prior to January 1, 2000, the Scheme was a defined benefit retirement scheme which provided benefits for all eligible employees of the Corporation. Benefits were calculated by reference to the unit price, accrued service, salary and number of accumulated units of a member. With effect from January 1, 2000, a new defined contribution section was introduced to the Scheme by means of a Deed of Variation dated February 24, 2000. All eligible employees joining the Corporation on or after January 1, 2000 joined the new defined contribution section of the Scheme.

Following the agreement of more than 90% of the members of the defined benefit section of the Scheme, with effect from April 1, 2000, all 3,709 members (excluding 37 non-consenters) joined the defined contribution section and the 37 non-consenters ceased to be members of the Scheme on April 1, 2000. Pursuant to a Deed of Variation dated March 31, 2000, the defined benefit section of the Scheme was terminated and a Mandatory Provident Fund (“MPF”) Appendix was introduced to the Scheme. From April 1, 2000, all benefits from the Scheme are defined contributions and are calculated by reference to the Corporation’s contributions and member’s own contributions, together with investment returns on these contributions.

For members joining the Scheme before January 1, 2000, the Corporation’s contribution rates are 12% and 16% of the respective salaries of non-management staff and management staff. For members joining on or after January 1, 2000, the Corporation’s contribution rates for the first eight years are 8% and 12% of the respective salaries of non-management staff and management staff, and thereafter the contribution rates will be 10% and 15% of the respective salaries for non-management staff and management staff.

On July 17, 2000, the Scheme was granted an exemption certificate by the Mandatory Provident Fund Schemes Authority under Section 5 of the Mandatory Provident Fund Schemes Ordinance. This means that all potential future members of the Scheme must be given a one-off opportunity to elect to join either the Scheme or an MPF Scheme. As of December 31, 2001, most of the eligible members of the Scheme opted to join the Scheme.

Where there are employees who leave the Scheme prior to their entitlement vesting fully to all or part of the Corporation’s contributions, such contributions shall be used to reduce the future contributions of the Corporation due under the Scheme.

The Group’s total retirement cost charged to the income statement during the year ended December 31, 2002 amounted to HK$110 million (2001: HK$105 million) net of capitalized amount of HK$19 million (2001: HK$18 million), after a forfeiture of HK$4 million (2001: HK$8 million) unvested contributions.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

38	Loan facilities

Total undrawn loan facilities available to the Corporation comprise:

	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
HK$2,250 million (2001: HK$2,650 million; 2000: HK$2,150 million) short-term uncommitted revolving credit facilities	2,150	2,650	2,250	289
HK$20 million (2001: HK$20 million; 2000: HK$20 million) letters of credit	20	20	3	—
HK$25 million (2001: HK$25 million; 2000: HK$25 million) overdraft facilities	25	25	25	3
Nil (2001: Nil; 2000: HK$10,000 million) note issuance program	10,000	—	—	—
US$3,000 million (2001: US$3,000 million; 2000: US$3,000 million) Euro medium term program	15,269	15,264	15,266	1,957
US$236 million (2001: US$188 million; 2000: US$174 million) letters of credit for US leverage leases	1,362	1,472	1,848	237
US$380 million (2001: US$380 million; 2000: US$380 million) export credit loan facilities	2,523	2,088	1,157	149

	31,349	21,519	20,549	2,635

39	Off-balance sheet financial instruments

The Corporation uses off-balance sheet derivative instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts to manage its interest rate and foreign currency risks. All transactions in derivative instruments are undertaken by the Corporation solely for hedging purposes. The Corporation does not engage in the trading or speculation of derivative instruments. As at December 31, 2002, the Corporation has outstanding derivative instruments in the notional amount of HK$19,830 million comprising:

	2001	2002	2002
	HK$	HK$	US$
	(in millions)
Interest rate swaps	5,871	3,914	502
Cross currency swaps	11,673	15,573	1,997
Foreign exchange forward contracts	1,033	343	44

	18,577	19,830	2,543

40	Contingent liabilities

At December 31, 2002, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and East Rail Extensions projects for which no provisions have been made in the financial statements as at December 31, 2002. The Group is in the process of resolving these claims and the amounts of the Group’s obligations, if any, cannot be estimated reliably.

41	Properties held for resale

All properties held for resale were disposed as at December 31, 2002.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences relate principally to the following items, and the adjustments considered necessary to reconcile consolidated profit after taxation and consolidated shareholder’s funds in accordance with US GAAP are shown in the following tables.

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

Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$764 million and HK$761 million at December 31, 2001 and December 31, 2002, respectively.

(b)	Investments

Under HK GAAP, investment securities are stated in the balance sheet at fair value. Changes in fair value of pre-funding investments in securities (see note 3(m)) are capitalized to construction in progress and deferred expenditure. Additionally, interest earned and realized gains and losses on pre-funding investments in securities are credited (see note 3(r)) to construction in progress and deferred expenditure.

Under US GAAP, the Group’s investments in debt securities are classified as “available for sale” and reported at fair value, with unrealized gains and losses net of income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the income statement.

(c)	Revenue recognition on property development

Under HK GAAP, the Group recognizes its profit on the receipt of non-refundable advance payments from developers after issue of the occupation permit and also taking into account outstanding risks, if any, retained by the Group in connection with the development. Under US GAAP, profit on the receipt of non-refundable advance payments from developers is recognized on a percentage-of-completion basis.

In 1997, the Corporation disposed of certain investment properties in exchange for other investment properties. The cost of the acquired properties was stated at the fair value of the properties given up. Under US GAAP, the cost of the acquired properties should be stated at the cost of the properties being disposed of as the transaction was considered an exchange of similar productive assets. Accordingly, an adjustment of HK$61 million was made to net assets to restate the cost of properties acquired under US GAAP.

(d)	Capitalization of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP.

(e)	Income taxes

The Group’s deferred taxation is calculated under the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to become payable in the foreseeable future. With respect to deferred tax provision, HK GAAP includes recognition criteria providing for deferred taxation to be probable of crystallization in the foreseeable future. Based on these recognition criteria, as disclosed in note 8(c), the Group had an unrecognized deferred tax liability at December 31, 2002 and December 31, 2001.

US GAAP requires that full provision be made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America—(Continued)

(f)	Capitalized interest and foreign exchange gains and losses

Under HKGAAP, prior to January 1, 1997, the Group did not capitalize interest costs to capital projects.

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

With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs became similar to US GAAP.

Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized.

(g)	Derivative instruments

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately.

Under HK GAAP, derivative instruments are not required to be recorded on the balance sheet.

(h)	Lease out and lease back transactions

Under HK GAAP, where commitments by the Corporation to make long-term lease payments have been defeased by the placement of security deposits under the lease out and lease back transactions as described in note 12(h), those commitments and deposits are not recognized as obligations and assets of the Corporation (see note 3(o)). Under US GAAP, the security deposits placed consist of cash lease deposits and cannot be used to offset the obligations. As such, under US GAAP, the deposits paid and the commitments to make long-term lease payments would be reflected separately in the balance sheets.

(i)	Pension costs

Prior to April 1, 2000, the provision for the defined benefit element of the Kowloon-Canton Railway Corporation Retirement Benefit Scheme (the “Scheme”) was generally based on the contributions made to the Scheme under HK GAAP. Such contributions were determined with reference to an Actuarial Valuation. Under US GAAP, the defined benefit element of the Scheme is recognized as a charge to income over the employees’ approximate service period, in accordance with United States Statement of Financial Accounting Standards (“SFAS”) 87, “Employers’ Accounting for Pensions”. SFAS 87 focuses on the Scheme’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, in each year. The determination of the benefit earned is actuarially determined and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions.

With effect from April 1, 2000, the Group’s retirement scheme has been changed from a defined benefit plan to a defined contribution plan. Under HK GAAP, the accounting policy for a defined contribution plan is similar to US GAAP.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America—(Continued)

(j)	Insurance Provision

Prior to January 1, 2001, the Group maintained a provision for insurance to provide cover for losses up to the deductible levels of the Corporation’s external insurance policies with increases in the provision being charged to the income statement. Under US GAAP, the Group’s provision for insurance does not meet the US GAAP liability accrual requirement that a loss be “probable” in order for a provision to be established.

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

(k)	Reconciliation of consolidated profit after taxation to US GAAP

	Note		Year ended December 31,
			2000	2001(Note)	2002	2002
				Restated
			HK$	HK$	HK$	US$
			(in millions)
Consolidated profit after taxation for the year in accordance with HK GAAP			2,288	2,435	2,661	341
Adjustments required under US GAAP
Depreciation on investment properties	42	(a)	(14)	(14)	(12)	(2)
Investment securities	42	(b)	36	—	—	—
Investment income capitalized under HK GAAP	42	(b)	2,320	1,971	975	125
Revenue recognition of property development	42	(c)	—	73	(73)	(10)
Capitalization of certain costs net of related depreciation	42	(d)	(44)	(48)	(112)	(14)
Difference in periodic pension cost	42	(i)	(27)	—	—	—
Deferred tax accounting	42	(e)	(357)	(484)	(451)	(58)
Amortization of capitalized interest	42	(f)	(27)	(27)	(10)	(1)
Capitalized net foreign exchange gain/(loss)	42	(f)	12	(32)	1	—
Insurance provision	42	(j)	10	—	—	—
Derivative instruments	42	(g)	—	(5)	(3)	—
Tax effect of above adjustments			(84)	(77)	(25)	(3)

Consolidated net income for the year in accordance with US GAAP			4,113	3,792	2,951	378

Note:

Under HK GAAP, the Group adopted SSAP 34 (Employee Benefits) on January 1, 2002. As a result of the adoption of SSAP 34, the Group recognises liabilities for certain employee benefits in the accounting period in which the obligations arise, including staff’s annual leave balance and leave passage entitlements. Under HK GAAP, SSAP 34 was adopted retrospectively, resulting in the restatement of certain prior year balances as set out in note 4(a) of the financial statements. Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staff’s annual leave and leave passage entitlements represents a restatement for prior years. However, the amount of the restatement under US GAAP was not considered material to the Group’s results of operations or shareholder’s equity.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America—(Continued)

(l)	Reconciliation of consolidated shareholder’s funds to US GAAP

	Note		As of December 31,
			2001(Note)	2002	2002
			Restated
			HK$	HK$	US$
			(in millions)
Consolidated shareholder’s funds in accordance with HK GAAP			59,580	62,116	7,964
Adjustments required under US GAAP
Accumulated depreciation on investment properties	42	(a)	(95)	(107)	(14)
Asset revaluation reserve	42	(a)	(176)	(134)	(17)
Valuation of investment portfolio	42	(b)	463	85	11
Investment income capitalized under HK GAAP	42	(b)	6,678	7,653	982
Revenue recognition on property development	42	(c)	12	(61)	(8)
Capitalization of certain costs net of related depreciation	42	(d)	(381)	(493)	(63)
Deferred tax accounting	42	(e)	(2,153)	(2,604)	(334)
Amortization of capitalized interest	42	(f)	259	249	32
Capitalized net foreign exchange loss	42	(f)	(39)	(38)	(5)
Derivative instruments including cumulative effect of adopting SFAS 133	42	(g)	(152)	(218)	(28)
Lease obligations	42	(h)	(7,709)	(9,370)	(1,201)
Lease deposits	42	(h)	7,709	9,370	1,201
Tax effect of above adjustments			(218)	(243)	(31)

Consolidated shareholder’s equity in accordance with US GAAP			63,778	66,205	8,489

Note:

Under HK GAAP, the Group adopted SSAP 34 (Employee Benefits) on January 1, 2002. As a result of the adoption of SSAP 34, the Group recognizes liabilities for certain employee benefits in the accounting period in which the obligations arise, including staff’s annual leave balance and leave passage entitlements. Under HK GAAP, SSAP 34 was adopted retrospectively, resulting in the restatement of certain prior year balances as set out in note 4(a) of the financial statements. Under US GAAP, the adoption of SSAP 34 with respect to the accrual of staff’s annual leave and leave passage entitlements represents a restatement for prior years. However, the amount of the restatement under US GAAP was not considered material to the Group’s results of operations or shareholder’s equity.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

December 31, 2000, 2001, 2002

42	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America—(Continued)

(k)	Statement of cash flows

Following the adoption of SSAP 15 (revised) (Cash Flow Statement) under HK GAAP, the Group presents its cash flows for: (a) operating activities; (b) investing activities; and (c) financing activities. Under HK GAAP, interest received is included in investing activities while interest paid and financing expenses are included in financing activities. Under US GAAP, interest received, interest paid and financing expenses paid are all included in the operating activities. Under US GAAP, the Group considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	As of December 31,
	2000	2001	2002	2002
	HK$	HK$	HK$	US$
	(in millions)
Net cash provided/(used) by:
Operating activities	3,603	2,929	3,087	396
Investing activities	(10,518)	(12,190)	(1,894)	(243)
Financing activities	8,043	8,433	928	119

Change in cash and cash equivalents	1,128	(828)	2,121	272
Cash and cash equivalents at January 1,	2,164	3,292	2,464	316

Cash and cash equivalents at December 31,	3,292	2,464	4,585	588

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kowloon-Canton Railway Corporation

By:  /s/ K.Y. Yeung

      K.Y. Yeung

      Chief Executive Officer

Date: June 27, 2003

S-1

CERTIFICATION

I, K.Y. Yeung, certify that:

1.	I have reviewed this annual report on Form 20-F of Kowloon-Canton Railway Corporation.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(a)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ K.Y. Yeung

K.Y. Yeung

Chief Executive Officer

S-2

CERTIFICATION

I, Samuel M.H. Lai, certify that:

1.	I have reviewed this annual report on Form 20-F of Kowloon-Canton Railway Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);

(d)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

(e)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Samuel M.H. Lai

Samuel M.H. Lai

Senior Director, Finance and Management

S-3