Form 20-F
period 2003-12-31
KOWLOON CANTON RAILWAY CORP
filed 2004-06-30
CIK 1108330

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☑   Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 001-15004

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

As of December 31, 2003
391,200 shares outstanding

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☑	Item 18 ☐

i

GENERAL INFORMATION

     Except as otherwise required by the context, references in this Annual Report to “KCRC”, “Corporation” or “we” refer to Kowloon-Canton Railway Corporation. The term “you” refers to holders of our 8% notes due 2010 issued in March 2000 (the “Notes”). The terms “Hong Kong” and “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

EXCHANGE RATE INFORMATION

     We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7640 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. See “Item 3. Key Information — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the indicated or at any other rates.

     The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, the Standard Chartered Bank and the Bank of China (Hong Kong) Limited. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote issuing banks against payment in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate.

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

ii

     These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

•	the general political, social, public health and economic conditions in Hong Kong and elsewhere in Asia;

•	the decision of the Government on the merger between KCRC and MTR Corporation Limited;

•	population growth and demographical movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	costs of equipment which we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the decision of the Government on the award of new railway projects;

•	our relationship with railway authorities in mainland China;

•	the level of cross-boundary economic activities;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.

     We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

iii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

     You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Income Statement Data” for each of the three years ended December 31, 2001, 2002 and 2003 and “Consolidated Balance Sheet Data” as of December 31, 2002 and 2003 are extracted without adjustment from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. We derived the information under the headings “Consolidated Income Statement Data” for each of the two years ended December 31, 1999 and 2000 and “Consolidated Balance Sheet Data” as of December 31, 1999, 2000 and 2001 from our audited financial statements, which are not included in this Annual Report. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 43 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

	Year Ended December 31,
				2002
	1999	2000	2001	restated	2003	2003(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Income Statement Data:
HK GAAP:
Revenue	4,426	4,731	4,797	4,830	4,426	570
Operating costs	(2,875)	(2,830)	(2,886)	(2,896)	(2,877)	(371)
Operating profit before net investment income	1,551	1,901	1,911	1,934	1,549	199
Net investment income	222	302	490	618	353	45
Operating profit after net investment income	1,773	2,203	2,401	2,552	1,902	244
Profit on property development	71	87	24	94	—	—
Share of profits/(losses) of associate	—	(1)	11	16	8	1
Profit before taxation	1,844	2,289	2,436	2,662	1,910	245
Taxation(1)	59	(1)	(1)	(452)	(529)	(67)
Profit after taxation	1,903	2,288	2,435	2,210	1,381	178
Dividend	—	—	—	620	620	80
Earnings per share(2) — Basic	6,563	7,352	6,444	5,649	3,530	455
Dividend per share	—	—	—	1,585	1,585	204

US GAAP:
Net income	3,150	4,113	3,792	2,951	1,512	195
Earnings per share(2)	10,864	13,217	10,035	7,543	3,865	498

	Year Ended December 31,
				2002
	1999	2000	2001	restated	2003	2003(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(3)	9,857	5,727	2,135	1,397	(748)	(96)
Total assets(5)	58,291	70,419	82,537	86,108	89,204	11,490
Long-term obligations(4)	8,299	16,395	16,831	17,753	20,771	2,675
Shareholder’s funds(1)	46,588	48,901	59,580	59,512	60,205	7,754
Issued and outstanding shares	311,200	311,200	391,200	391,200	391,200

US GAAP:
Total assets(5)	63,664	82,374	96,815	102,414	108,664	13,996
Long-term obligations(5)	11,609	23,759	24,606	27,205	33,513	4,316
Shareholder’s equity	47,538	51,977	63,778	66,205	66,743	8,596

	Year Ended December 31,
				2002
	1999	2000	2001	restated	2003	2003(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditure(6)	8,444	10,829	14,595	12,308	11,122	1,433
Revenue per employee	0.966	0.972	0.928	0.877	0.754	0.097
Total debt(7)	8,299	16,395	16,831	17,753	20,013	2,578
Debt/equity ratio(7)	1:5.6	1:3.0	1:3.5	1:3.4	1:3.0	1:3.0
Net cash inflow from operating activities	2,231	2,848	2,429	2,500	1,870	241

US GAAP:
Net cash provided by operating activities	3,415	3,603	2,929	3,087	1,333	172

Railway Operation Data:
Route kilometers (km):
East Rail	34	34	34	34	34
Light Rail	31.75	31.75	31.75	31.75	36.2
West Rail(11)	—	—	—	—	30.5
Total number of passengers (in millions):
East Rail(8)	275	288	292	296	278
Light Rail	115	118	117	114	106
Average fare revenue per passenger carried (HK$)
East Rail(8)	11.29	11.65	11.66	11.73	11.22	1.45
Light Rail	3.58	3.59	3.56	3.53	3.52	0.45
Railway operating profit/(loss) per passenger carried(9)
East Rail(8)	4.81	5.45	5.55	5.56	4.74	0.61
Light Rail	(1.52)	(1.12)	(1.19)	(1.00)	(0.88)	(0.11)

(1)	Under HK GAAP, comparative figures for 2002 have been restated as a result of the adoption in 2003 of the revised Statement of Standard Accounting Practice (“SSAP”) 12 (Income Taxes) issued by the Hong Kong Society of Accountants. See Note 4(a) to our audited consolidated financial statements. Comparative figures for 2001 and prior years have not been restated because it would be impractical to do so.
(2)	See Exhibit 6.1 for details of the computation of earnings per share information.

(3)	Working capital is defined as the sum of current assets, e.g. stores and spares, properties held for resale, interest receivable, other receivables, tax recoverable and cash and cash equivalents, minus the sum of current liabilities, e.g. interest payable, other payables, accrued charges and provisions for capital projects.
(4)	Under HK GAAP, long-term obligations include interest-bearing borrowings, and lease payment commitments arising from certain lease out and lease back arrangements which meet the definition of a liability and are recognized as obligations in the balance sheet. See Note 3(o) to our audited consolidated financial statements.
(5)	Total assets and long-term obligations under US GAAP are derived from the corresponding amounts under HK GAAP, adjusted by the relevant items specified in Note 43 to our audited consolidated financial statements. Total assets and long-term obligations under US GAAP include defeased lease deposits and lease payment commitments in respect of certain lease out and lease back arrangements not recognized under HK GAAP. See Note 43(h) to our audited consolidated financial statements.
(6)	The capital expenditure figure is presented on an accruals basis and a detailed breakdown of capital expenditure is depicted in the table on page 47.
(7)	Total debt under HK GAAP represents interest-bearing borrowings.
(8)	Passenger and fare figures exclude through-trains.
(9)	The railway operating profit/(loss) per passenger carried is derived after depreciation and excludes net investment income. The cost of feeder bus services is included in the operating costs of the East Rail and Light Rail. Furthermore, fare revenue, rather than total divisional revenue of both the East Rail and Light Rail, is used for calculating operating profit/(loss) for consistency.
(10)	Solely for your convenience, we have translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7640 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.
(11)	West Rail commenced operations on December 20, 2003. Information relating to total number of passengers, average fare revenue per passenger carried and railway operating profit/(loss) per passenger carried for West Rail is not shown due to the limited period of operation.

Exchange Rate Information

     The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar.

     On June 24, 2004, the noon buying rate for the Hong Kong dollar was HK$7.7995 = US$1.00.

	Noon Buying Rate
	Average(1)	High	Low	Period-End
Year
1999	7.7599	7.7814	7.7457	7.7740
2000	7.7936	7.8008	7.7765	7.7999
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8080	7.7970	7.7988
2003	7.7864	7.8001	7.7640	7.7640

Months
2003
December		7.7670	7.7628	7.7640
2004
January		7.7775	7.7632	7.7775
February		7.7845	7.7686	7.7845
March		7.7980	7.7842	7.7930
April		7.8000	7.7870	7.7998
May		7.8010	7.7895	7.7941
June (through June 24)		7.8000	7.7947	7.7995

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.

3.B	CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

3.D	RISK FACTORS

Because we are owned by the Government and substantially all our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted as well as business confidence and economic conditions in Hong Kong, which could affect our business.

     From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. Although the Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy, there can be no assurance that China will not exercise, directly or indirectly, increased sovereignty over Hong Kong. In 2004, China issued a conclusive interpretation of the procedural requirements under the Basic Law on the electoral reform process. There can be no assurance that China will not issue further binding interpretations on the Basic Law that may or may not impact Hong Kong’s autonomy of political and economic control. In that event, the political and economic climate in Hong Kong may be adversely affected or our operations may be changed, which could adversely affect our financial condition and results of operations.

We generate revenues primarily from fares paid by Hong Kong residents and commercial activities within Hong Kong, including property-related revenues; adverse developments in Hong Kong’s social, public health and economic conditions could reduce these revenues and hurt our business and operating results.

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

     Since the second half of 1997, Hong Kong has suffered adverse economic developments and experienced a deflationary phase of the economic cycle. We have not raised fares for six years in a row due to poor economic conditions. The Government’s announcement of a moratorium on land sales in 2002 led to a delay of our property development projects, and while the Government has since announced that land sales will resume in 2004, the Government has requested that the completion of our joint venture residential projects along the Ma On Shan Rail should not take place earlier than 2008, which would lead to a delay in revenue generation from such residential unit sales. Further, delay in completion of other residential projects along the new railway lines will, in addition, have an adverse impact on the recurrent revenue from the commercial activities arising from the new railways, namely West Rail Phase I and the Ma On Shan Rail. Also, any adverse social, public health and economic developments in Hong Kong or elsewhere in the Asian region could have a material adverse effect on our revenues.

Our future financial performance, as well as our ability to meet our debt obligations, will depend on the level of revenues generated and costs of operating West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link, which are capital-intensive infrastructure projects, the successful development of which involves many uncertainties.

     The construction of large infrastructure projects such as West Rail Phase I, the East Rail Extensions projects, the Kowloon Southern Link and the Sha Tin to Central Link involve many potential risks, including land acquisition problems, shortages of equipment, material and labor, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases and claims, any of which could give rise to delays or cost overruns.

     Although we have significant experience in the design and construction of railway projects, there can be no assurance that the new railway projects will be completed within budget and the planned completion schedule or particularly in the case of the East Rail Extensions, Sha Tin to Central Link and Kowloon Southern Link, that they will have the scope initially awarded. For more details on the project plans for the East Rail Extensions, Kowloon Southern Link and Sha Tin to Central Link, see “Item 4. Information on the Corporation—Rail Operations—East Rail Extensions,” “—Kowloon Southern Link” and “—Sha Tin to Central Link.” Furthermore, economic viability of these capital intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth, changes in demographic and economic conditions.

Fares have been and will remain our primary source of revenue. We face competition from other transport providers. The increase in their market shares might adversely affect our revenue growth. Hence, this might inhibit our ability to raise fares or set fare levels that will adequately cover our costs if we do not want to lose market share.

     Although we are the only rail operator providing passenger and freight rail services from Hong Kong to mainland China, our passenger and freight services face competition from other transport providers, primarily operators of road and sea transport. The lower capital costs of our competitors might allow them to offer transportation services at lower prices and higher frequencies. We might be unable to raise our fares if our competitors do not increase their fares. The Government’s policy decision to open up the previously restricted areas near the boundary with mainland China to road transport and the extension of the boundary opening hours of the Lok Ma Chau-Huangguang boundary crossing to 24 hours has intensified the competition from cross-boundary bus services. As our profits depend heavily on cross-boundary passenger services, the increase in the market share of our competitors has adversely affected our revenue growth and profitability. Competition from such cross-boundary bus services may increase and may adversely affect our revenues in the future. The effect on the level of competition from the bus operators due to the Government’s recent decision to legalize and regulate the cross-boundary bus services, which were previously operating without authorization from the Government, is uncertain.

     West Rail Phase I commenced revenue service in December 2003. For the first five months of 2004, West Rail daily patronage, at around 103,200, was 47.7% below the budgeted figure of 197,200. Due to severe competition from road transport, consumer pressure to reduce fares and a sluggish economy, revenues generated from West Rail Phase I may not reach a level which would make West Rail Phase I profitable for the foreseeable future. If we are unable to achieve our ridership or fare revenue forecasts, it is likely that construction of our other railway projects may need to be funded by increased borrowings.

     In August 2003, the Government issued a paper on a new fare-setting mechanism based on a price-cap model, which would allow transport fares to increase or decrease in light of certain factors and by reference to a specified formula. While we are empowered by the KCRC Ordinance (as defined below) to establish our own fares for passenger, freight and other services, and therefore are not bound by the recommendations proposed by the Government, the proposals in the paper could potentially lead to lower bus fares from the bus operators, which could place further downward pressure on our fares, a result of which would be increased consumer pressure to offer additional discounts and promotions on our fare system, leading to lower revenues.

Our fare revenues depend in part on fare levels, and the Government has the ultimate authority to change our fares; a reduction in our ability or our inability to raise fares to cover future operating costs could adversely affect our financial performance.

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

Accidents, natural disasters and other technological problems could affect the performance of our railway and prevent us from generating rental and other ancillary revenues or reduce our operating flexibility.

     Our operations may be affected from time to time by equipment failures, collisions, derailments and natural disasters, such as typhoons or floods. Natural disasters could interrupt our rail services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our rail services, subject us to increased liabilities or bring about pressure for greater regulation of our services. As West Rail Phase I is a new railway, notwithstanding the extensive technical trials that were conducted on the railway system, technological problems and other problems are still in the process of being discovered and rectified. We also experienced some initial problems with the signaling system during the testing phase of West Rail Phase I, which resulted in some train delays. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

We are regulated by the Government, which could modify the scope of our activities or impose obligations on us or our customers which could reduce revenues, increase costs or otherwise change our business from its current scope.

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

Since we are developing additional large-scale infrastructure projects, such as the Kowloon Southern Link and Sha Tin to Central Link, in parallel with the East Rail Extensions, although not anticipated, we may encounter a shortage of technical staff which could affect our ability to complete the projects in a timely manner or increase the costs of the projects.

     Construction of the Kowloon Southern Link and Sha Tin to Central Link is expected to begin before the completion of our current projects in the East Rail Extensions. Since the supply of qualified engineers with expertise in railways in Hong Kong is limited, although not anticipated, we may encounter difficulties in recruiting experienced engineering staff for the new projects. In addition, when the new projects are completed, we may encounter difficulties and delays in recruiting and training qualified maintenance and operations staff as the supply of qualified railway maintenance and operations personnel in Hong Kong is largely limited to our employees and those of the MTR Corporation Limited (“MTRCL”). Although we are actively addressing this potential shortage in engineering, maintenance and operations staff through early recruitment, intensive training and internal promotion, we cannot assure you that we will not encounter difficulties in the future in attracting and retaining qualified staff to successfully complete our infrastructure projects in a cost-effective and timely manner.

If we are unable to obtain financing on reasonable terms to fund the substantial capital expenditure we expect to incur, we may not be able to implement our planned projects.

     We are in the process of significantly expanding our rail network. We expect the total cost of such expansion to be approximately HK$78.9 billion. In 2005, we will begin incurring material capital expenditure in connection with two new projects, the Kowloon Southern Link and Sha Tin to Central Link, the total project cost of which is currently estimated to be HK$8.9 billion and HK$43.3 billion respectively. The details on the capital expenditure related to the Kowloon Southern Link and Sha Tin to Central Link, however, are not final and will be subject to change even after the execution of the relevant project agreements governing such projects. The size of these expansion projects, the level of capital expenditure required and the green field nature of some of the routes will increase the risk to our business and financial operations. We currently expect to finance the projects from internal resources and new debt. We anticipate that we will need to expand our borrowings substantially to meet the project costs for the construction of the Kowloon Southern Link and Sha Tin to Central Link. We have in the past incurred, and may in the future incur, operating losses. Our actual expenditure in connection with the projects may exceed our planned expenditure due to a number of factors, including the following:

•	change of project design and configuration,

•	costs of related property developments,

•	utility costs, such as electricity and energy, which were increased due to the increase in fuel costs,

•	costs of equipment for our railroad network,

•	regulatory and construction problems,

•	the terms on which we finance our working capital and capital expenditure requirements,

•	delays in implementing the projects or commencing operation of the projects and

•	the level of prevailing interest rates and foreign exchange rates.

     We cannot assure you that additional financing will be available on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in our inability to achieve projected revenues and limit the growth of our operations. We expect our debt level to peak between 2009 and 2013, when HK$33.3 billion of our borrowings are projected to fall due and when new railway construction will still be in progress. For detailed discussion relating to our capital commitments and resources for capital expenditure, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Because we are undertaking significant U.S. dollar denominated capital expenditure for our expansion and expect to finance a portion of the cost in U.S. dollars, a devaluation of the Hong Kong dollar may increase costs associated with the capital expansion or the Hong Kong dollar cost to repay indebtedness.

     While the Hong Kong dollar has been linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983, we cannot assure you that the Government will maintain the link between the Hong Kong dollar and the U.S. dollar at this exchange rate or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditure, including purchases of equipment, denominated in U.S. dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in U.S. dollars or other foreign currencies would increase. Since substantially all our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation costs and increase Hong Kong dollar interest expenses on indebtedness in U.S. dollars, thereby reducing our net income, and making it more difficult to repay principal on our U.S. dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

The Government has invited MTRCL and us to commence negotiations on a possible merger. Pending the outcome of our negotiations, we are unable to ascertain the effects of such merger on our business, operations, financial results and financing capabilities.

     On February 24, 2004, the Government invited MTRCL and us to commence negotiations for a possible merger, with a view to completing negotiations by August 31, 2004. KCRC and MTRCL are requested to submit to the Government the outcome of the negotiations, including preliminary transaction terms and the framework of key terms for an operating agreement.

     Pending the finalization of the merger proposal, it is difficult for us at this time to evaluate the possible impact on our business, operations, financial results and financing capabilities if the merger were to occur. For more detail, see “Item 4. Information on the Corporation—Government Regulations—Merger between KCRC and MTRCL.”

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

4.A       HISTORY AND DEVELOPMENT

     Our legal and commercial name is Kowloon-Canton Railway Corporation. We are a statutory corporation, wholly-owned by the Government. We were established in Hong Kong by the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong) (the “KCRC Ordinance”) on December 24, 1982 for an unlimited duration. We operate, extend and improve railways in Hong Kong.

     We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the north-western New Territories and, in 1988, started to operate the Light Rail system. We recently completed the construction of West Rail Phase I, which links suburban areas along the north-western New Territories to the Kowloon urban area and, on December 20, 2003, started to operate the West Rail Line. In 2003, we made substantial progress on the East Rail Extensions. We proceeded with environmental surveys and detailed design surveys for the Kowloon Southern Link project and Sha Tin to Central Link project awarded to us in 2002, which would provide the vital links needed between the West Rail and East Rail and, more importantly, extend the KCRC network to Hong Kong Island. When completed, the Sha Tin to Central Link will enable passengers to take a train from Hong Kong Island and travel to the boundary with mainland China without leaving the KCRC network. The Kowloon Southern Link, which is a natural extension of our existing West Rail line, will join the West Rail with the East Rail at Tsim Sha Tsui. After the Kowloon Southern Link goes into service, passengers will enjoy convenient rail access from the north-western New Territories to the heart of Kowloon and from there to any point along the East Rail. The Kowloon Southern Link project, together with the Sha Tin to Central Link, will add another HK$52.2 billion to the HK$26.7 billion in projects already underway. These projects, when completed, will enable KCRC to realize a long term vision of connecting Hong Kong Island, urban Kowloon and the New Territories within a comprehensive railway network.

     The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate the Light Rail system. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board.

     Our principal executive offices are located at KCRC House, 9 Lok King Street, Fo Tin, Sha Tin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Business Development

     We have continued to significantly expand our rail operations in recent years through the opening of West Rail Phase I in December 2003, our ongoing construction of the extensions of our East Rail line and our preparation towards the construction of the Sha Tin to Central Link and Kowloon Southern Link. We expect to continue to devote a large percentage of our efforts in the next seven years to expanding our rail network and monitoring project development. We also expect to substantially expand our borrowings to meet part of the project costs in connection with the construction of the Sha Tin to Central Link and Kowloon Southern Link. Once completed, our revenue mix will change with the addition of new services, and our results of operations will reflect the initially higher depreciation, interest and greater operating expenses associated with operating the new systems. In addition, we expect that new property developments and related management activities could affect our reported results of operations. These new activities present both opportunities and potential risks to us, and we expect our business expansion will result in substantial changes from our historical reported results of operations. If the proposed merger between KCRC and MTRCL proceeds, there may be significant changes in our rail operations, technical interconnections and management personnel, as well as to our plans regarding new services, rail line extensions and future capital expenditure. We expect that the merger also may have a significant impact on our future liquidity, capital expenditure and financing requirements, but we are unable to estimate the effect at this present moment as the merger is still at a preliminary stage of study.

Capital Expenditure

     We had HK$11,122 million (US$1,432.5 million) in capital expenditure in 2003, of which HK$9,362 million (US$1,205.8 million) was incurred for the construction of West Rail Phase I and the East Rail Extensions. This included expenditure on detailed design, land acquisition, construction and purchase of system and plant for West Rail Phase I and the East Rail Extensions. A further HK$732 million (US$94.3 million) was spent on the study of new railway projects, including the Kowloon Southern Link and Sha Tin to Central Link. The remainder was spent on investments to increase passenger growth in the existing businesses and safety and environmental improvements. We financed our capital expenditure in 2003 through equity injections from the Government, the export credit loan facilities from Japan Bank for International Cooperation and Export Development Canada, issuance of long-term bonds in 1999, 2000 and 2003, and surplus cash from operations.

     Our capital expenditure for 2002 and 2001 was HK$12,308 million (US$1,585.3 million) and HK$14,595 million (US$1,879.8 million), respectively, which was principally for the East Rail Extensions, West Rail Phase I, the purchase of new rolling stock, the Light Rail Extension to Tin Shui Wai and the grade separation at the Light Rail Transit junction. The capital expenditure in 2002 and 2001 was principally financed by equity injections of the Government, the export credit loan facilities from Japan Bank for International Cooperation and the Export Development Canada, and surplus cash from operations.

     Our capital expenditure for 2004 is estimated at HK$13,337 million (US$1,717.8 million) and includes HK$5,381 million (US$693.1 million) for West Rail Phase I, HK$5,561 million (US$716.3 million) for the East Rail Extensions, and HK$1,274 million (US$164.1 million) for new railway projects.

4.B       BUSINESS OVERVIEW

     We operate a commuter railway linking the suburban areas of Hong Kong with the urban areas. Our main lines are the 34-kilometer East Rail line (the “East Rail”) and the newly inaugurated 30.5-kilometer West Rail line (the “West Rail Phase I”). Our East Rail line comprises a total of 13 stations from Hung Hom, the main terminus in urban Kowloon, to Lo Wu, the terminus on the boundary with mainland China. This line carries about 762,000 passenger-trips a day with trains of 12 coaches long. It is a mass transit carrier with a peak hour frequency of 2.7 minutes. We also operate intercity passenger services to Guangzhou on our own train and provide access for other intercity passenger trains running to and from six cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Our West Rail Phase I line comprises a total of nine stations from Tuen Mun to Nam Cheong, and commenced revenue service in December 2003. West Rail Phase I operates up to 17 seven-car trains per hour, with a peak hour frequency of 3.5 minutes. Our Light Rail system serves the north-western New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai (the “Light Rail”). The system principally comprises tram-like vehicles which carry about 291,000 passenger-trips a day. We also carry cargo, primarily textiles, foodstuffs, metals, chemicals and livestock on the East Rail, and have feeder buses in our Light Rail network area as well as to and from the East Rail and West Rail Phase I stations. In 2003, our railway network carried a total of 384 million passengers, or an average of 1.05 million passengers per day, a decrease of 6% from 2002.

     We supplement our railway revenues with revenues from property development, ownership and management of investment properties, property management services and commercial activities ancillary to our railway business, such as shop leasing, advertising and mobile phone transceivers.

     Since we are wholly-owned by the Government, our motivation in operating our services differ from private corporations, which would seek to maximize corporate profits. Nevertheless, under the KCRC Ordinance, we are required to operate on prudent commercial principles. Our financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant, equipment and service, repay debt and earn a reasonable rate of return for the Government.

     In order to streamline our organizational structure, we combined the operating divisions of West Rail, East Rail, Freight, Bus, Light Rail and the future East Rail Extensions into a new Transport Division. This restructuring, which was effective as of December 12, 2003, allowed us to rationalize approximately 600 jobs, thereby achieving greater synergies and effectiveness of manpower. Subsequent to our reorganization in December 2003, we have two core operating divisions: Transport and Property. The following table sets out the revenue and operating profit/(loss) after depreciation and before net investment income and tax for each of our operating divisions for the periods indicated:

	Year Ended December 31,
	2001		2002		2003
		Operating		Operating		Operating
		profit/(loss)		profit/(loss)		profit/(loss)
		before net		before net		before net
		investment		investment		investment
	Revenues	income	Revenues	income	Revenues	income

	HK$	HK$	HK$	HK$	HK$	HK$
			(in millions)
Transport:
East Rail	3,487	1,658	3,569	1,666	3,266	1,353
Light Rail(1)	564	(133)	558	(95)	468	(94)
West Rail	—	—	—	—	11	(61)
Property Services(2)	658	415	617	390	607	387
Freight	88	(29)	86	(27)	74	(36)

Total	4,797	1,911	4,830	1,934	4,426	1,549

(1)	Starting from 2003, bus operations have been grouped under Light Rail in segmental reporting. See Note 11 to our audited consolidated financial statements. Revenues and operating profit/(loss) before net investment income for 2001 and 2002 have, accordingly, been restated.

(2)	Includes recurrent commercial, property ownership and management revenues from the Property division such as leasing, rental, advertising and estate management, but excludes property development income.

Rail Operations

     Our main rail line, East Rail, is a mass transit commuter rail line linking suburban areas along the north-eastern corridor of the New Territories to the Kowloon urban area. The East Rail also provides cross-boundary passenger services to Shenzhen in mainland China, and rail linkage over railways in mainland China further north to six cities in mainland China, including Dongguan, Guangzhou, Shanghai and Beijing. In October 1998, we commenced construction of West Rail Phase I. West Rail Phase I began commercial service in December 2003 and is a mass transit commuter rail line linking suburban areas along the north-western corridor of the New Territories to the Kowloon urban areas. Two of the three East Rail Extensions projects, the Ma On Shan Rail and TST Extension, were authorized by the Government in October 2000. The third East Rail Extension, the Lok Ma Chau spur line, was authorized by the Government in June 2002. In June 2002, we won the bid to plan, build and operate the Sha Tin to Central Link, which will bring our rail service across Victoria Harbor and extend our network to Hong Kong Island. In September 2002, the Government invited us to proceed with the detailed planning and design of the Kowloon Southern Link, which will join the West Rail with the East Rail at Tsim Sha Tsui, which is planned for completion in early 2009.

     Current East Rail Passenger Services

     The East Rail line is a 34-kilometer railway with 13 stations. Passenger services on the East Rail are provided by 37 electric multiple unit trains of 12 car lengths each. Our punctuality rate of 99.7% and ticketing equipment availability rate of 99.8% in 2003 exceeded our internal performance targets and published performance pledges.

     In 2003, our East Rail operations accounted for 73.8% of our total revenue and 87.3% of our operating profit before net investment income (excluding profit on property development). During the year, the East Rail improved its productivity with cash operating costs before depreciation showing a reduction of 0.8%. Due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”), intense competition and the continuing contraction of the Hong Kong economy, the East Rail experienced a drop in patronage and revenue during the year. Domestic passenger ridership in 2003 decreased by 3.9% to 537,800 passengers a day, from 559,900 a day in 2002. Average cross-boundary patronage fell by 10.8% to 224,500 a day in 2003, from 251,600 a day in 2002. East Rail retained a 50.1% share of the domestic market and a 68.6% share of the cross-boundary market. Revenue decreased by 10.1% in 2003 compared to 2002.

     We are responsible for operating local and cross-boundary passenger services between Kowloon and Lo Wu on our East Rail line. We also operate through-train services to Guangzhou on our double deck “Ktt” train and provide access for other intercity trains running to and from six cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Through-train services allow passengers to go through Hong Kong customs and immigration processing prior to boarding rather than after de-boarding or interchange at the boundary between Hong Kong and mainland China. To meet the increased demand for through-train services between Kowloon and Guangdong in 2001 and 2002, an additional three pairs of through-trains per day were launched in 2003 and an additional two pairs of through-trains per day were launched in April 2004. The through-train services have since been increased to 12 pairs a day and the frequency of service was increased to approximately one train per hour. Of the 12 pairs of trains that run between Kowloon and Guangdong each day, we operate three pairs, while Guangzhou Railway (Group) Corporation and its affiliates operate the other nine pairs. Our service hours for passengers between Hong Kong and Guangzhou were extended to 7:30am until 7:15pm for northbound trains and 8:35am until 9:23pm for southbound trains, thus resulting in an increase in the number of same-day return trips. With the additional three pairs of through-trains in 2003, we were able to increase our growth rate in terms of passenger volume in October 2003 for all through-trains to 14.0% (year on year). We grew our market share of cross-boundary passenger traffic via our through-train services between Kowloon and Guangdong by 1.8% from 21.1% in 2002 to 22.9% in 2003. We are working with our mainland counterparts to open new routes to other mainland cities such as Guilin and Jiujiang.

     Through-train services began to operate between Kowloon and Beijing, and between Kowloon and Shanghai, in May 1997. The Beijing and Shanghai Railway Administrations respectively operate these intercity trains, with one train operating to either destination on alternate days. Journey times have been shortened, from 27 hours to approximately 24 hours on the Beijing through-train service and from 24 hours to approximately 23 hours on the Shanghai through-train service. The mainland authorities also simplified immigration and customs formalities for passengers on the Beijing and Shanghai through-trains. As of October 1, 2003, mainland immigration and customs formalities could be handled at the Beijing West and Shanghai train stations, eliminating the need for passengers to go through immigration and customs formalities at Dongguan station. We engage in a joint ticketing service for the through-train services with railway operators in mainland China, and share the revenues and costs of these services based principally on the distance traveled by the trains on the respective railways. We connected the through-train ticketing system in Hong Kong and the mainland in October 2003 to allow the online sale of return tickets for through-train destinations in Guangzhou and Dongguan from an open seat pool. This means that return tickets are more readily available, and that passengers can buy southbound train tickets in Hong Kong up to six hours before the departure time.

     In July 2003, mainland China authorities introduced the Individual Visitor Scheme, which relaxed visa restrictions for residents of some mainland cities who wish to visit Hong Kong. As of May 2004, residents of Guangdong, Beijing and Shanghai have been able to apply to visit Hong Kong. The signing of the new Closer Economic Partnership Agreement (“CEPA”), a free trade agreement between Hong Kong and mainland China, effective as of January 1, 2004, is likely to increase cross-boundary business operations, which could lead to an increased demand for cross-boundary services on the East Rail due to more Hong Kong and Chinese residents crossing the boundary for business and leisure. This presents an opportunity for increases in ridership on the East Rail. However, if the Government continues to ease restrictions on road transport for boundary crossing, the competitive advantage of the East Rail may be further eroded, and it may not be able to maintain its market share of the cross-boundary passenger traffic market.

     In July 2003, we launched a full-fleet Automatic Train Operation (“ATO”) system for the East Rail. The ATO system improves the reliability of the operations of the East Rail by providing more control over journey times, greater precision when stopping at stations, and a higher frequency of train service from the existing 24 to 27 trains per hour per direction. This system will also cater to the expected growth of morning peak hour southbound passengers using the East Rail upon completion of the TST Extension and the Ma On Shan Rail at the end of 2004, and make future system upgrades easier to implement.

     We plan to continue our section-by-section track replacement program, install noise barriers on selected sections of our line and make improvements to selected stations. To date, we have completed noise barriers at 23 sites along the East Rail alignment. In November 2003, we completed noise barrier works at Fa Po Street in Kowloon Tong, Elegance Garden and Tai Po Kau Hui in Tai Po. We also plan to install noise barriers at the Sheung Shui Station and platform. The construction contract for the stage one installation works was awarded in April 2004 with the contract for stage two installation works anticipated to be awarded by early 2005 for completion in 2006. During the year, we also successfully completed the testing for the East Rail of five environmentally-friendly diesel locomotives, which are much quieter and less polluting. These locomotives will be used to operate freight trains and night trains.

     In the past few years, we carried out a number of station improvement projects to increase the floor area, construct new entrances and install or upgrade the facilities at the Hung Hom, Mong Kok, Fo Tan, University and Fanling stations with a view to increasing the passenger handling capacities to meet the growing passenger demands. The design and construction of a new 18,000 square metre underground concourse at the Kowloon Tong station as well as a new 60-metre subway link to the existing Mass Transit Railway (“MTR”) station began in 2001, and was opened for public use in April 2004. We commenced station improvement works at the Sheung Shui station in July 2003 to expand the station concourse, widen the northbound platform and improve station facilities by installing more entry and exit gates, ticket vending machines and escalators. The station improvement works are planned to be completed by the third quarter of 2006.

     With mainland China’s accession to the World Trade Organization in November 2001 and the opening of Disneyland in Hong Kong scheduled for 2005, we expect the number of travelers visiting Hong Kong from mainland China to increase in the long term and, as a result, the Lo Wu terminal is expected to experience a growth in passenger flow despite keen competition from cross-boundary bus services. To alleviate the existing passenger congestion and also to meet the expected increase in passenger demand, we made further improvements to the Lo Wu station to assist passenger movement, such as the completion of a new passenger platform, the widening of existing passenger platforms, installation of additional escalators and new ticket flap gates. We also segregated the boarding and alighting of passengers to facilitate better passenger flow. We believe that these improved terminal facilities will not only enhance the quality of travel for our local and foreign travelers which in turn will improve our competitiveness against cross-boundary bus services, but will also accommodate the expected growth in passenger volume resulting from the Individual Visitor Scheme.

     We completed the remodeling works at the Hung Hom station in mid-December 2003. The remodeling works allowed the East Rail to increase train speeds and service frequency in this section of the alignment, and will facilitate the integration of the East Rail with the TST Extension, which is planned for the end of 2004.

     In preparation for the construction of the Lok Ma Chau spur line, we completed the Sheung Shui down and up track temporary diversion in October 2003 and January 2004 respectively. We also opened the extended concourse of the Tai Wai station (an interchange station between the East Rail and Ma On Shan Rail) for public use on December 24, 2003, and installed new ticket flap gates at the station to promote improved passenger flow.

     As a further improvement, we simplified the East Rail ticketing system, with the number of single ride ticket types reduced from eight to four. In December 2003, we introduced new ticket vending machines with touch screens, which allow passengers to purchase different types and varying quantities of single ride tickets at one time. To assist our visually impaired passengers, in addition to our special voice announcement features and added in-train Braille signs, some of these ticket machines are also equipped with Braille signage and audio devices.

     The Beacon Hill Tunnel built in 1980 was not equipped with a smoke extraction system. Should a fire occur inside the tunnel, smoke will accumulate and lead to severe fatalities as it will hinder effective rescue and fire fighting. As part of the safety improvement plan for the East Rail, we have budgeted capital expenditure of HK$137 million for the construction of a smoke extraction system in the Beacon Hill Tunnel which will be in line with the current railway design standard, NFPA 130 Standard for Fixed Guideway Transit and Passenger Rail Systems. The scope of work includes the construction of tunnel ventilation buildings, supply and installation of smoke extraction fans, upgrading of the power supply, provision of a fire detection system, diversion of existing services and associated civil construction work. The contract for the construction work is expected to be awarded in August 2004. It is expected that upon the completion of the project in 2005, we will have fast and accurate detection of fires, thus lowering the risk of severe fatalities and enabling quick responses to incidents as well as a smoke-free environment for passenger evacuation and fire fighting.

     As part of our business contingency operational plan, we completed the construction of the Fall Back Control Center, which was put into operation on August 15, 2003. The Fall Back Control Center will provide a back-up location for normal train service should the main East Rail Control Center need to be evacuated.

     During the SARS outbreak in 2003, we implemented contingency plans and were the first public transport operator in Hong Kong to provide free face masks to the public. We further stepped up cleaning and disinfections of stations, trains and other facilities while increasing the air filter replacement frequency for the ventilation system. However, notwithstanding the SARS outbreak and the ongoing improvement and construction works throughout the year, the East Rail maintained a train service delivery rate of 99.9%, and a train punctuality rate of 99.7%. Both exceeded the target rates of 99.7% and 99.4%, respectively. The East Rail also significantly improved train reliability with a record low of only one failure per 953,565 car-kilometres, which represents an increase of 53.0% over 2002. Further, the customer satisfaction index for overall service was maintained at 92.0%, and the number of complaints per million passengers dropped to 2.32 in 2003 from 2.75 in 2002.

     Several safety improvement works were carried out during the year, including the installation of bollards at the entry landings of escalators at the Hung Hom and Mongkok stations to prevent passengers from carrying bulky luggage onto the escalators, the installation of signs with flashing lights to encourage the use of lifts by passengers carrying luggage and others in need, and the conduct of drills and joint exercises with the police, fire services department and other emergency services to promote coordination and communication during rescue operations. This resulted in a reduction in safety-related accidents, with the number of escalator incidents reducing by 8.0%, and the passenger accident rate not exceeding the targeted benchmark rate of 0.65 per million passengers. Significant improvement was recorded in operational safety with the staff injury rate dropping from 9.21 accidents per 1,000 employees in 2002 to 6.8 in 2003, reflecting a reduction of 28.0%.

     To encourage ridership on the East Rail in light of intense competition, we introduced a 20% trip discount for travelers who took a second trip on the East Rail domestic line on the same day. The discount scheme, which ran from April 2003 to September 2003, has been extended to September 30, 2004.

     As of December 31, 2003, the East Rail had maintained a market share of 50.1% of the domestic passenger market for travel between the north-eastern New Territories and urban Kowloon. For the cross-boundary market, East Rail’s market share dropped from 74.5% in 2002 to approximately 68.6% in 2003. While East Rail faces competition from bus routes operating parallel to the railway line, we believe that our East Rail service is generally regarded as safer and more reliable, factors which give it a competitive advantage compared to bus services.

     As Lo Wu is in a restricted area near the boundary between Hong Kong and mainland China, to which KCRC has exclusive access on the Hong Kong side, we have enjoyed the benefits of increasing cross-boundary traffic over recent years. Lo Wu, directly across the boundary from Shenzhen, is the more convenient boundary crossing for travelers to Shenzhen on business or for retail shopping, a leisure activity for Hong Kong residents that has seen an increase in popularity in recent years. We are able to charge a premium fare on passengers traveling to Lo Wu. The current fare from the Hung Hom terminus in Kowloon to Sheung Shui (the last station before Lo Wu) is HK$9 one way, compared to the fare of HK$33 from Hung Hom to Lo Wu. In 2003, the Government proposed the introduction of a boundary facilities improvement tax, which would have increased the cost for passengers traveling to Lo Wu. However, in February 2004, the Financial Secretary of Hong Kong announced that due to the status of the Hong Kong economy, the Government would not implement the proposed boundary facilities improvement tax for boundary crossings by land from Hong Kong to mainland China.

     In 2003 the daily patronage of through-trains was 5,870 passengers, a decrease of 6.7% compared to 2002. The number of passengers traveling to mainland China on through-trains rose in 2001 and 2002, but decreased in 2003. The number of passengers traveling to Lo Wu, and onward to mainland China decreased by 10.8% in 2003 compared to 2002, and market share of cross-boundary passenger traffic decreased by 5.9% to 68.6%. This decrease in passenger volume was largely due to the reluctance of the public to travel due to the SARS outbreak in the early half of 2003, and both passenger volume and market share were adversely affected by severe competition from cross-boundary coach operators.

     On January 27, 2003, the Government extended the boundary opening hours of the Lok Ma Chau-Huanggang boundary crossing to 24 hours. This resulted in intensified competition from cross-boundary bus services, thus contributing to the decreased patronage on the East Rail for 2003. Given the lower fare structure of the coach operations, it will be a challenge for us to maintain a premium on fares for cross-boundary passengers. Coach operations at the Lok Ma Chau boundary directly impacted our cross-boundary patronage at Lo Wu. The gradual opening up of previously restricted areas near the boundary with mainland China to road transport will result in more competition for our cross-boundary service. It is likely that this increased competition will continue to erode the market share and revenues of the East Rail going forward. Also, the effect on the level of competition from the bus operators due to the

Government’s recent decision to legalize and regulate all currently operating cross-boundary bus services, which were previously operating without authorization from the Government, is presently uncertain.

	Cross-Boundary Lo Wu Ridership
	Daily Average Passenger trips	Year on year Growth (%)
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)

     West Rail Phase I

     West Rail is a mass transit commuter rail line linking suburban areas along the north-western corridor of the New Territories to the Kowloon urban area. It is designed to resolve the long-standing transport problems for residents in the north-western New Territories by linking west Kowloon with Tuen Mun in the western New Territories. West Rail Phase I has nine stations with a 30.5-kilometer railway, and operates on an electrically-powered rail system that is environmentally friendly. West Rail Phase II is planned to connect West Rail Phase I from Kam Tin to Lok Ma Chau, Sheung Shui and Lo Wu, and would connect the cross-boundary passenger and freight services with west Kowloon. However, Phase II may be replaced by the Northern Link which would join East Rail and West Rail Phase I at the northern section. See “Item 4. Information on the Corporation—Business Overview—Future Railway Development.”

     West Rail Phase I commenced trial operations on June 17, 2003 through the final quarter of 2003. Problems with the train control and signaling system were discovered during the trial runs, which were rectified through a series of software and hardware upgrades. As part of our publicity programs to familiarize the public with the West Rail Phase I services, we carried out several publicity events prior to the official commencement of West Rail Phase I services, including station open days whereby the public was invited to visit the West Rail Phase I stations and try out facilities such as the ticket vending machines and entry and exit gates with retractable flaps.

     West Rail Phase I was officially inaugurated on December 20, 2003, and full passenger operations commenced as of that date. Passenger services on West Rail Phase I are provided by 17 electric multiple unit trains of seven-car lengths each, and are anticipated to be increased to nine-car lengths as ridership increases and demand grows. West Rail Phase I reduces commuters’ traveling time from the north-western New Territories to urban Kowloon by half, with a complete journey from one end of the alignment to the other taking less than 30 minutes. We anticipate that West Rail Phase I will not meet its forecasted ridership figures for 2004. See “Item 5. Operating and Financial Review and Prospects — Trend Information” for details on West Rail Phase I’s below forecast ridership.

     To assess commuters’ feedback on the West Rail Phase I service, we conducted two passenger surveys in 2003. Passenger surveys have indicated that most passengers consider the current fares for West Rail Phase I to be competitive with those for road-based public transport. We are focusing on improving the connectivity and accessibility of the West Rail Phase I stations. West Rail Phase I is connected to the Mass Transit Railway system at two junctions, namely the Tsuen Wan line at the Mei Foo station, and the Tung Chung line at the Nam Cheong station. West Rail Phase I is also connected to the Light Rail system at the Yuen Long, Tin Shui Wai, Siu Hong and Tuen Mun stations. Further, public transport interchanges at most stations allow passengers to transfer conveniently between various kinds of feeder transport services. We are evaluating proposals for the provision of more footbridges and pedestrian crossings for passengers, and we have commenced free feeder bus services to increase the accessibility of the West Rail Phase I stations. We anticipate that West Rail will be an important service link for passengers upon the completion of the Kowloon Southern Link, which is anticipated to be completed in early 2009, when passengers will be able to transit through Tsim Sha Tsui to Hung Hom station.

     The total project cost as of March 2004 for West Rail Phase I was HK$40.5 billion. The budgeted total project cost for West Rail Phase I was HK$46.4 billion. We are currently subject to claims by contractors in connection with the West Rail Phase I project, and discussions are currently on-going with the contractors to clarify the exact basis and amount of these claims. We have retained a “program reserve” within the West Rail Phase I total projected cost budget and we anticipate that any additional payment to contractors in addition to that already budgeted will be covered by that program reserve.

     West Rail Phase I and the East Rail Extensions are designed to be compatible with each other to facilitate future linkage of the West Rail with the East Rail. As an illustration, the new rolling stock ordered from the Itochu-Kinki-Kawasaki Consortium for the projects will be identical and the electric voltage is the same for the two operating systems. However, while the signaling systems on West Rail Phase I are compatible with those on the Ma On Shan Rail, the signaling systems on the East Rail and TST Extension, which are compatible with each other, are not compatible with the West Rail Phase I and Ma On Shan Rail signaling systems. Upon the completion of the Kowloon Southern Link, we intend to replace the signaling systems on the East Rail and TST Extension with one compatible with West Rail Phase I, the Ma On Shan Rail and the Kowloon Southern Link system.

     East Rail Extensions

     Ma On Shan Rail and TST Extension

     In June 1998, in response to the Government’s invitation, we forwarded our proposals to the Secretary for Transport for the construction and operation, as a combined project, of the 11.4-kilometer link between Ma On Shan and Tai Wai station (the “Ma On Shan Rail”) and the one-kilometer extension of East Rail from Hung Hom to the new East Tsim Sha Tsui station (the “TST Extension”). This submission was followed by the Government’s invitation for us to undertake detailed design with a view to completing the TST Extension and Ma On Shan Rail in 2004. The Ma On Shan Rail will extend the East Rail from Tai Wai to Ma On Shan, with nine stations located within walking distance of several large residential complexes, including City One, Chevalier Garden and Heng On. As is the case with West Rail Phase I, each station has been designed to have passenger transport interface with buses, minibuses and taxis. The Sha Tin and Ma On Shan area to be served by East Rail and Ma On Shan Rail had a population of 629,000 in 2001 and is expected to grow to about 690,000 by 2011. The Ma On Shan Rail and TST Extension are viewed as a combined project, in part, because the TST Extension will become critical as an alternative interchange into the MTR of MTRCL to relieve the current dedicated Kowloon Tong interchange, which is expected to overload in capacity when the Ma On Shan Rail comes into operation. The Ma On Shan Rail will increase the capacity of external public transport services for Ma On Shan New Town by approximately 34%. Upon its opening, scheduled for the end of 2004, we expect to run a four-car train every 2.5 minutes during peak hours, which may be increased to longer trains of up to eight cars at two minute intervals, should demand grow.

     The Environmental Protection Department approved the environmental impact assessment for the Ma On Shan Rail and granted an environmental permit in January 2000. For the TST Extension, the Environmental Protection Department approved the environmental impact assessment and granted an environmental permit in May 2000.

     Of the estimated HK$26.7 billion in aggregate costs for the East Rail Extensions, we expect HK$22.9 billion will be construction costs, HK$1.3 billion will be land acquisition costs, and HK$2.5 billion will be financing costs. In October 2000, the Chief Executive of Hong Kong approved both railway proposals. In March 2001, an equity injection of HK$8 billion from the Government for the construction of the Ma On Shan Rail and TST Extension was received. We expect to complete the construction of the TST Extension and Ma On Shan Rail and bring them into operation by the end of 2004.

     As of December 31, 2003, nine major civil construction contracts have been awarded, with a combined total value of HK$8.1 billion. Four of the contracts are for the construction of the 11.4-kilometer Ma On Shan Rail including the Tai Wai Maintenance Center. The other five contracts are for the construction of the TST Extension including the modification that will be needed on the existing Hung Hom Station prior to the construction of the one-kilometer long underground extension from Hung Hom to Tsim Sha Tsui. As of December 31, 2003, all ten major railway systems contracts have been awarded at a combined value of about HK$1.6 billion. All contract awards were made through an open tendering process, which we believe to be in line with the World Trade Organization’s Agreement on Government Procurement.

     The Government, subject to the final approval of the Chief Executive in Council or the Director of Lands, has agreed to grant to us property development rights to four sites on the Ma On Shan Rail alignment above the Tai Wai station and maintenance center, Che Kung Temple and Wu Kai Sha stations and to two sites on the East Rail alignment at the Fo Tan station and Ho Tung Lau maintenance center. We have offered to relinquish the property development rights of the four sites along the Ma On Shan Rail in exchange for the Government’s firm commitment that these four sites would be developed first when the current land-sale moratorium is lifted. Following further discussions with the Government, it was agreed that we would not need to hand over such rights to the Government.

     By the end of 2003, both projects were approximately 87% completed, and are on target for completion at the end of 2004. As of December 31, 2003, the tracks for the entire alignment from Tai Wai to Wu Kai Sha for the Ma On Shan Rail had been laid. The concrete structures were substantially completed, the last segment of the 8.4-kilometre viaduct was laid in April 2003, and the remaining five out of nine stations were completed. Eight of the 18 trains required for the Ma On Shan Rail were delivered from Japan to Hong Kong during the year. The new trains have undergone static tests on the maintenance track at the Ho Tung Lau Maintenance Center, as well as performance and reliability tests at the East Rail main line. The remaining trains have been delivered as of May 2004.

     Construction of the TST Extension has also made significant progress, and like the Ma On Shan Rail, most of its concrete structures were completed in December 2003. The railway tunnels along Salisbury Road were completed in April 2003, and the electrical and mechanical works were completed in May 2004. Backfilling of the tunnels was substantially completed as of December 2003, allowing most of Salisbury Road to be reopened to traffic. A track improvement project to remodel the track layout and reduce the number of rail crossings was completed in December 2003 at the Hung Hom station. Over 90% of the tracks for the TST Extension have been laid. The concrete structures of the subway systems along Mody Road and Middle Road were completed, with backfilling and reinstatement works began in October 2003, and progress being made on building services installation. The structure of the East Tsim Sha Tsui Station, including the installation of building services and railway systems, was substantially completed, with only a small section adjacent to the overrun tunnel outstanding.

     In preparation for the opening of the Ma On Shan Rail and TST Extension in 2004, we have set up an Operational Readiness Steering Committee to lead and monitor the activities required for a successful Day One operation. These activities include discussions with government departments for obtaining the necessary statutory approvals, a review of train services and station operation, staff recruitment and training, and public relations and marketing. We also formulated a recruitment plan for operations and maintenance staff and seconded a considerable number of East Rail operations staff to the East Rail Extensions to assist in the opening.

     As of this date, most civil, electrical and mechanical installation works for the Ma On Shan Rail have been completed, and testing and commissioning of the systems have commenced. We anticipate that full-scale trial runs will be conducted in the last quarter of 2004. The East Tsim Sha Tsui Station on the TST Extension will be completed for trial operations to begin in the third quarter of 2004, and the entire extension from the existing Hung Hom station to East Tsim Sha Tsui station is expected to be completed by the end of 2004.

     Lok Ma Chau Spur Line

     To relieve the pressure on the Lo Wu station at the boundary with mainland China, where the East Rail’s current capacity of approximately 80,000 passengers per hour exceeds the current immigration processing capacity, the Government invited us to deliver proposals for the construction and operation of the 7.4-kilometer Lok Ma Chau spur line from Sheung Shui station on the East Rail line to the Lok Ma Chau station at the boundary with mainland China. We submitted our proposal for the Lok Ma Chau spur line to the Government in March 1999.

     We were granted an environmental permit for the Lok Ma Chau spur line by the Department of Environmental Protection in April 2002. As required by the environmental permit, we have set up an environmental committee to monitor the implementation of the mitigation measures and compliance with the conditions stipulated in the permit.

     On June 14, 2002, the Chief Executive of Hong Kong authorized KCRC to proceed with the construction of the Lok Ma Chau spur line. The final scheme is based on a tunnel and viaduct approach. The 7.4-kilometre spur line will branch off the existing East Rail line north of Sheung Shui station and then proceed underground until it reaches Chau Tau, with two stations. From Chau Tau, the railway will rise gradually onto a viaduct and end at the Lok Ma Chau Terminus. The project will be funded by internal resources at a cost of approximately HK$12 billion.

     Major civil construction contracts, including those for the construction of the tunnels, viaduct and terminus at Lok Ma Chau, were awarded by the end of 2002. The civil construction contracts for the improvement works at the Sheung Shui station were awarded in June 2003, and preliminary works commenced at the end of 2003. All contract awards were the results of an open tendering process, which we believe to be in line with the World Trade Organization’s Agreement on Government Procurement.

     Major civil construction of the Lok Ma Chau Spur Line started in January 2003, and by December 2003, all scheduled milestones had been achieved. Excavation of the launching shaft for the tunnel boring machine started in early 2003. By December 2003, 17% of the total boring length of the 6.4 kilometre tunnels had been excavated. In order to make room for the section of the Lok Ma Chau Spur Line just north of Sheung Shui Station, by September 2003, the Dongjiang raw water supply mains was diverted, and a section of the southbound track north of Sheung Shui Station had been temporarily relocated. Work on the viaduct section from Chau Tau to Lok Ma Chau began in January 2003, and by December 2003, 67% of the bored piling works had been completed, with 11 out of 54 viaduct piers built and the first viaduct span erected. By December 2003, bored piling for the Lok Ma Chau Station was substantially completed, and site formation works for the Immigration Hall were in progress.

     By the end of 2003, civil construction works for the Lok Ma Chau Spur Line were 29% complete. We anticipate that by the end of 2004, the first of the two bored tunnels should be excavated, and work should be ready to begin on the second tunnel, with the viaduct section and superstructure of the terminus building to be approximately 90% and 80% completed, respectively. The Lok Ma Chau spur line is on target for completion by late 2006.

Light Rail Services

     During 2003, we conducted a reorganization of the Light Rail and bus services in order to provide a more efficient feeder service to increase public accessibility to the West Rail Phase I stations, and to give the public additional incentive to use West Rail Phase I for internal and external travel. Based on passenger surveys conducted in 2003, we are currently studying proposals to strengthen the feeder services provided by the Light Rail and buses.

     We are in the process of reconfiguring the Light Rail and our bus services so that residents of the north-western New Territories can make the best use of the improved transport infrastructure. Through this restructuring, we aim to provide an efficient feeder service to West Rail Phase I and, at the same time, maintain the Light Rail’s role as the major transport service provider in the north-western New Territories. We have held public consultations with the public throughout the period leading to the service restructuring. During the consultations, members of the public expressed their support for the restructuring. However, they also voiced concerns about the planned cancellation of two inter-town Light Rail routes which overlapped West Rail Phase I’s service coverage. We are continuing to monitor passenger traveling behavior after the opening of West Rail to determine the timing of these proposed changes.

     Our Light Rail system commenced operation in September 1988 and with the opening of the new Tin Shui Wai Extension in December 2003, comprises 36.15 kilometers of double track with 68 stops. It is a regional mass transit system utilizing vehicles which are similar to trams on tracks which run parallel to public roads. Since 2003, the Light Rail has also been functioning as a feeder system for West Rail Phase I, which came into operation in December 2003. In 2003, the Light Rail vehicles recorded a punctuality rate of 99.0% and a ticket equipment availability rate of 99.9%, which equaled or exceeded our internal performance targets.

     The Light Rail system operates within the area of Tuen Mun, Yuen Long and Tin Shui Wai in the north-western New Territories, providing an integrated transport system with eight Light Rail routes, and a total of 16 bus routes including feeder bus routes, auxiliary routes and special bus routes linking various districts as of December 31, 2003.

     We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system in the north-western New Territories and to our East Rail line. As of December 31, 2003, we operated 16 feeder bus services and residential and express routes. The current bus fleet consists of 129 vehicles, 90 air-conditioned buses and 39 non-air-conditioned buses.

     We are not entitled to charge fares on our feeder bus services for the East Rail but may charge for bus services operating in certain areas in the north-western New Territories. We entered into a commercial agreement with Kowloon Motor Bus in May 1999 to run our feeder bus routes to Tai Po, Sha Tin and Fo Tan. At present, there are seven such routes. This arrangement enables us to generate revenues (from fares charged by Kowloon Motor Bus) from passengers who do not use the bus services to connect to the East Rail and, by indirectly benefiting from fuel tax concessions given to franchised bus operators such as Kowloon Motor Bus, to reduce costs. The special bus routes are stand-alone routes which charge a separate fare and to which the integrated fare system is not applicable.

     The combined Light Rail and feeder bus patronage experienced a decrease of 6.0% over the year. The Light Rail and bus services combined accounted for HK$468 million of total revenue of KCRC, and showed a decrease of 16.1% from 2002.

     As of December 31, 2003, the Light Rail system had 119 light rail vehicles. The Light Rail vehicles carried an average of 291,400 passenger-trips a day in 2003, representing a decrease of 7.1% over the previous year. Fare revenue of the Light Rail system decreased by 7.2% in the year 2003. Both patronage and fare revenue for the Light Rail were lower than forecasted for 2003. This was mainly attributable to the SARS outbreak, which forced school closures in March and April of 2003. During the outbreak, the Light Rail patronage dropped by more than 20.0%. However, the drop in the Light Rail patronage was offset by the increase in market share of the Light Rail feeder buses in the north-western New Territories.

     The number of passenger trips on our buses, excluding the seven feeder routes for the East Rail run by Kowloon Motor Bus, was 26 million, or a daily average of 72,230 in 2003. This represented an increase of 1.1% over 2002. Of these trips, 24 million were made on the Light Rail feeder routes and 2 million were on residential and express routes, which were substantively the same as in 2002.

     The Light Rail maintained a 60.7% market share of the internal public transport market in the north-western New Territories, mainly due to an aggressive marketing and promotional program. However, this still represented a decrease from 62.1% in 2002, as the KCRC bus services took on a greater share of the market in Tin Shui Wai prior to the opening of the Light Rail Extension. The market share of the Light Rail feeder buses grew from 12.7% in 2002 to 14.0% in 2003.

     During 2003, we completed most of the HK$2.3 billion project to transform the Light Rail into a feeder system for West Rail Phase I. The project includes a 1.7-kilometre extension to Tin Shui Wai Town, a 2.7-kilometre extension to Tin Shui Wai North, the installation of a new signaling system for the existing network and the new extensions, and grade separation at four Light Rail road junctions in Tuen Mun.

     The Tin Shui Wai extension project consisted of 11 stops along a 1.7 kilometre extension in Tin Shui Wai Town and a 2.7 kilometre extension in Tin Shui Wai North. Both were opened on December 7, 2003. These extension routes, which connect areas of new development in Tin Shui Wai with the Light Rail network, will benefit the approximately 200,000 residents along the alignment who could previously only rely on buses. The cost of the project was approximately HK$570 million.

     In August 2003, we completed the HK$471 million grade separation and viaduct project at Pui To Road. The 1.2 kilometre viaduct, which crosses over the busiest road in Tuen Mun, will save passengers about one to two minutes of traveling time, enhance operating safety and increase the capacity of the junctions along Pui To Road.

     Improvement works for the four Light Rail and West Rail interchange stops were completed during the year. The signaling system for the new extension was successfully installed by the end of 2003, and the installation of this new system for the existing network will continue and is projected to be completed by mid-2005.

     As of December 2003, approximately 60% of the grade separation project at Tsing Lun Road was completed, and is targeted for completion in May 2005. The project will cost about HK$115 million.

     Upon the conclusion of these projects, the Light Rail network will have expanded by 4.4 kilometres to a total route length of 36.15 kilometres.

     Passenger and public injuries per million passengers carried was 0.25 against a target of 0.45, an improvement over 0.29 in 2002. We also undertook a number of programs designed to maintain safety levels on the Light Rail during the year. These included anti-jaywalking campaigns, the installation of additional signage, public safety and promotional campaigns, and ongoing safety training for drivers and staff. The Light Rail’s occupational safety record for 2003 was only 5.59 accidents per 1,000 employees, against a target of 8.

Sha Tin to Central Link

     In July 2001, in response to the Government’s invitation, we submitted a proposal for the design, construction, financing and operation of a new railway line from Sha Tin to Central (the “Sha Tin to Central Link”). On June 25, 2002, the Government announced that we had won the bid to build and operate the Sha Tin to Central Link. Pursuant to our bid proposal, the Sha Tin to Central Link will be an 18 kilometre rail system, and will be connected with the Ma On Shan Rail at Ma On Shan, allowing passengers from Ma On Shan to travel to and from Central without interchange, and passengers traveling on the East Rail to interchange with this new line either at Tai Wai or Hung Hom. Passengers will be able to interchange with the MTRCL network at the Diamond Hill, Exhibition and Admiralty stations. Once completed, this new line will extend the KCRC network to Hong Kong Island. Passengers will then be able to cross the harbor from Kowloon and the New Territories to Hong Kong Island without leaving the KCRC network. In addition, our proposal also includes a major reconfiguration of the Hung Hom station so that it will become a mass transportation center. This facility will serve domestic, cross-boundary and intercity trains of the Sha Tin to Central Link, the East Rail and West Rail Phase I.

     Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, of the current total estimated project cost of HK$43.3 billion, we expect that HK$34.6 billion will be construction costs, HK$0.9 billion will be land acquisition costs and HK$7.8 billion will be financing costs. While the details on the capital expenditure related to the Sha Tin to Central Link are still being reviewed and are subject to change, we expect to finance the project from internal resources and new debt.

     In January 2003, we awarded seven scheme design consultancy contracts. By the end of 2003, the consultants had completed all design works based on the initial project scheme and are now carrying out further studies based on newly proposed options. Site investigation and topographical surveys were essentially completed in early 2004. From the geotechnical and topographical data obtained to date, the consultants are evaluating cost-saving options and alternative schemes, such as extending the East Rail across Victoria Harbour to Hong Kong Island. The proposed Sha Tin to Central line will have nine stations, in addition to a reconfigured Hung Hom Station and a new maintenance depot at Kai Tak. Two people-mover systems are being considered to link passengers in the Tsz Wan Shan and Whampoa areas to the Sha Tin to Central Link in response to a request by the public.

     We have been maintaining close contact with the Government in order to map out the most efficient and beneficial alignment to meet the needs of Hong Kong. While the project completion date was originally scheduled to be around 2008, currently we are reviewing the construction program with the Government in light of the delay in the Government’s decision on the bid and it is likely the project completion date will be delayed to 2011 or 2012. The Gazetted Scheme under the Railways Ordinance is planned to be issued for public consultation in 2004 or 2005, with construction scheduled to commence in late 2005, subject to full authorization by the Government’s Executive Council.

     We commenced our own Environmental Impact Assessment (“EIA”) studies for the Sha Tin to Central Link in November 2002. The EIA studies will evaluate the project’s impact on the environment and identify appropriate mitigation measures during the construction phase and the subsequent railway operations. We anticipate completing the EIA studies around December 2004. In April 2004, we submitted an application to the Environmental Protection Department to start the Environmental Impact Assessment by the Government.

     To oversee the planning, design and implementation of the Sha Tin to Central Link, we are in the process of assembling a dedicated project management team. At the end of 2003, this team had 61 professionals and support staff, and are fully supported by external consultants and contractors, who in turn employ some 600 professional staff and workers for the scheme design of the project.

Kowloon Southern Link

     In September 2002, the Government invited us to design, build and operate the 3.8 kilometers Kowloon Southern Link, which is planned for completion in early 2009. The Kowloon Southern Link will run along Canton Road and link the East Tsim Sha Tsui Station to West Rail’s Nam Cheong station, joining the two major KCRC railway lines at the southern end. The link will provide the traveling public with a convenient and direct point of transfer between these two railway lines. On completion, the West Rail will be extended from the Nam Cheong station to Hung Hom via West Kowloon and Tsim Sha Tsui, and both the East Rail and the West Rail will terminate at Hung Hom with convenient cross-platform interchanges provided.

     Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, we expect that of the current total estimated project cost of HK$8.9 billion, HK$8.1 billion will be construction costs, HK$0.2 billion will be land acquisition costs and HK$0.6 billion will be financing costs. While the details on the capital expenditure related to the Kowloon Southern Link are still being reviewed and are subject to change, we expect to finance the project from internal resources and new debt.

     We completed the preliminary design study for the Kowloon Southern Link in 2003. After considering the engineering complexities and the extensive disruption to the public that the construction of the Kowloon Southern Link would cause, we proposed to adopt a bored tunnel design along Canton Road to minimize land resumption and minimize disturbance to the traffic, and to construct only one station at West Kowloon. The rail link will be constructed underground.

     The Kowloon Southern Link was gazetted under the Railways Ordinance in March 2004. The Kowloon Southern Link will be submitted to the Executive Council for approval after the period for public consultation has ended. We anticipate that the gazetting process will be completed by the end of 2004. We also intend to commence the Environmental Impact Assessment Ordinance process by mid 2004, and to start awarding construction contracts in late 2004. We are currently negotiating the details of this project with the Government and expect to finalize the definitive terms in a project agreement to be executed in 2004. Subject to final agreement with the Government, construction is expected to begin in 2005 after the issuance of an environment permit by the Environmental Protection Department and an approval by the Executive Council of Hong Kong, with a forecast completion date of early 2009.

Freight Services

     Freight services, operating on the same track as the East Rail passenger services, convey cargo by rail between Hong Kong and mainland China. We also provide forwarding and terminal services. We carry three main types of cargo:

(1)	livestock;

(2)	breakbulk, which consists mainly of textile fibers, foodstuffs, metals and chemicals and

(3)	containers.

     We operate container services to a total of 42 cities and breakbulk services to a total of 60 cities in mainland China. We have seven representative offices in Shenzhen, Dongguan, Wuhan, Chengdu, Kunming, Xian and Changsha in mainland China to facilitate liaison with our freight business associates and customers and for services promotion. Freight revenue decreased by 14.0% to HK$74 million from HK$86 million in 2002, mainly due to the decreased breakbulk traffic from northern and central China and decreased livestock traffic. After allocation of corporate expenses, the operating loss of HK$36 million in 2003 was 33.3% higher than that of HK$27 million in 2002. Freight Services accounted for

1.7% of total revenue of KCRC for 2003. In light of the continued operating losses of our freight services, we are currently evaluating our options concerning our continued involvement in the freight business.

     Rail-borne freight, both breakbulk and containerized, either originates in Guangdong Province or reaches Guangdong Province mainly from the interior provinces of mainland China. From Pinghu in mainland China, rail-borne freight is distributed to Yantian and Shekou in Guangdong and Hong Kong. Yantian and Shekou, which are container terminals near the boundary in mainland China, are competitive threats to our Hong Kong transshipment services as Chinese exporters have been choosing road freight or river freight services and exporting through these ports as they offer lower terminal handling charges than Hong Kong and have a shorter transit time. However, the lack of infrastructural support compared to Hong Kong makes these ports comparatively less attractive to shippers, although such ports are becoming more competitive.

     The livestock freight service is a regular and longstanding business for us but carries a low margin and has generated low profit. There is a general market trend away from breakbulk freight services and in favor of containerized freight services, which are more attractive to customers. Our container rail freight business is growing steadily in line with this trend, except for the set back in 2003 due to the SARS outbreak. Through a partnership formed with Guangshen Railway Co. Ltd. in 2003, we started the Dongguan Block Train which links Hong Kong with the key manufacturing hub of Dongguan.

     To improve efficiency, financial control and customer service, we continue to integrate all of our electronic freight business systems and enhance our financial control and invoicing systems. In 2003, we launched the first phase of a web-based Freight Business System for the purpose of streamlining documentation handling procedures. Once fully implemented, the system will give customers access to information relating to wagon and container tracking status, sales booking orders, quotations, and the handling of licensed goods and chemicals.

     We were selected as the Best Rail Operator — Asia in the Asian Freight & Supply Chain Awards in April 2003 and the Rail Freight Operator of the Year in the Asia Logistics Award 2003 in November 2003.

Pricing of Rail Services

     Under the KCRC Ordinance, KCRC is empowered to determine fares for our passenger services and charges for freight and other services. Our Managing Board normally reviews fares on an annual basis. The Managing Board exercises this power independently of the Government, taking into consideration a number of factors, such as increases in operating costs, financing of maintenance and improvement programs, our ability to raise and service debt, the prevailing rate of inflation, competition and affordability of price increases. Although he has never done so and is not involved in our Managing Board’s determination of fares, the Chief Executive of Hong Kong may, if he considers the public interest so requires, exercise his power to direct us to take any action in respect of fares contrary to prudent commercial principles. If the Chief Executive of Hong Kong were to so direct, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government in respect of that direction. The annual fare review involves marketing studies, passenger and public surveys and consultation and communication with interested parties. We also consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision. This consultation process does not apply in relation to any fare reductions and or short-term promotions, although the Government is notified in advance of such reductions and promotions.

     From 1999 to 2003, we did not increase the fares of our passenger transport networks after careful consideration of many factors which included the maintenance of competitiveness with other mass transit providers, which in general did not increase their fares, and the hardship our passengers were experiencing as a result of the prevailing economic recession in Hong Kong. We have experienced significant pricing problems as a result of public opinion, with the result that we have committed to a 20% discount of our targeted West Rail Phase I fares, and we have extended the “second trip” discount scheme on the East Rail for another year until September 2004.

     The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index (“CPI”), average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	1999	2000	2001	2002	2003
Annual average passenger fare increase (%)
East Rail(1)	0.00	0.00	0.00	0.00	0.00
Light Rail	0.00	0.00	0.00	0.00	0.00
West Rail(4)	—	—	—	—	—
Increase/(decrease) in CPI(2) (%)	(3.30)	(3.00)	(1.70)	(3.20)	(2.10)
Average fare revenues per passenger carried (HK$)
East Rail(1)	11.29	11.65	11.66	11.73	11.22
Light Rail	3.58	3.59	3.56	3.53	3.52
West Rail(4)	—	—	—	—	—
Increase/ (decrease) in average operating costs(3) per passenger carried (%)
East Rail(1)	(2.07)	(4.01)	(1.54)	(1.56)	3.17
Light Rail	0.76	(3.26)	2.07	(7.61)	(2.20)
West Rail(4)	—	—	—	—	—

(1)	Excluding through-train.

(2)	Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditure of HK$4,500 to HK$18,499 in 1999/2000, broadly equivalent to HK$4,200 to HK$17,000 at 2003 prices. Source: Census and Statistics Department of the Government.

(3)	The average operating costs per passenger carried are derived before depreciation and net investment income/(net borrowing costs). The cost of the feeder bus service is included in the operating costs of the East Rail and the Light Rail.

(4)	West Rail Phase I commenced operations on December 20, 2003. Information relating to annual average passenger fare increase, average fare revenue per passenger carried and increase/(decrease) in average operating costs per passenger carried for West Rail Phase I is not shown due to the limited period of operation.

     The introduction of the Octopus Smart Card payment system in September 1997, now used by over 84% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. For the East Rail, the Octopus Smart Card was used by approximately 92% of our passengers in 2003. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, in which we own a 22.1% interest. Octopus Cards Limited’s other shareholders include other public transport carriers such as MTRCL and franchise bus operators. The system has been highly reliable, with an average malfunction rate of one in approximately 4,600 transactions, a significant improvement over the common stored value ticket system malfunction rate of one in approximately 2,500 transactions. Implementation of the Octopus Smart Card has reduced congestion at entries into stations, lowered maintenance costs for the entry gates and administrative costs generally, and decreased incidences of damaged cards.

Future Railway Development

     Since the completion of the first railway development study by the Government in 1993, the planning context within which the study was conducted has changed significantly. The changes which will have the greatest impact on future railway development are the higher population projections in light of the 1996 Population By-Census, the development of strategic growth areas in the northern New Territories, reduced reclamation and hence development in the inner harbor areas, the replacement of port facilities on North Lantau Island by the Disney Theme Park and the continuing growth in cross-boundary passenger traffic. As a result of these changes, the Government commissioned the preparation of the second railway development study in March 1998 to re-examine the rail proposals recommended in the first railway development study, investigate other new proposals and recommend a railway network which is designed to relieve bottlenecks in the existing railway lines, facilitate timely accessibility to strategic growth areas for housing and economic development and stimulate further developments along rail corridors, and meet cross-boundary passenger and freight demands and ensure increased compatibility and integration with the railway systems in mainland China.

     In May 2000, the Government unveiled its second railway development study. This blueprint outlined future railway development for Hong Kong leading up to 2016. The projects with the highest priority include the five projects listed below.

•	The Kowloon Southern Link, see “Item 4. Information on the Corporation—Rail Operations—Kowloon Southern Link”

•	The Sha Tin to Central Link, see “Item 4. Information on the Corporation—Rail Operations—Sha Tin to Central Link”

•	The Port Rail Line, which would provide a direct freight rail link between mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port, thereby enhancing connectivity between Hong Kong and its mainland hinterland and increasing the volumes of cargo transported by rail to and from Hong Kong’s Kwai Chung Container Port.

•	The Northern Link, which would join the East Rail and West Rail Phase I at the northern section. It will provide a much needed railway corridor between the north-east and north-west districts of the New Territories, as well as connection to the Lok Ma Chau and Lo Wu stations for cross-boundary passengers. It will open up a new corridor for new strategic growth areas now under study by the Government and promote rail as the preferred mode of cross-boundary travel. The likely completion timing for the Northern Link is between 2011 and 2016 depending on the development programme of strategic growth areas and the growth of the cross-boundary traffic. Upon completion of the Northern Link, the East Rail and West Rail will form a massive single loop serving the New Territories and Kowloon.

•	The Regional Express Line, which would be an express rail link for suburban and intercity train services between Hong Kong and mainland China from the proposed Mass Transportation Center in Hung Hom. This new line will potentially permit journey times of under 15 minutes through Hong Kong and around one hour to Guangzhou in mainland China. Its implementation timing depends on cross-boundary traffic build-up and the integration of the economic activities between Hong Kong and the Pearl River Delta.

     In November 2003, the Government indicated that it was considering a bridge link between Hong Kong, Zhuhai and Macau to address the anticipated increase in traffic. Whether this would be a road and rail bridge or road only bridge has yet to be decided by the Government.

     The Government announced its population policy in February 2003 and is expected to release towards the later part of 2004 its long term planning study of “Hong Kong 2030” which would provide a new set of planning data for population and employment projections. The study would have an impact on future railway development.

Property Development and Services

     Our Property division consists of two departments, the first dealing with property development along the railway lines, and the second with commercial activities, including leasing and property management of our own properties, along the railway lines. The Property division aims at maximizing the use of railway land by developing properties jointly with property development companies and exploiting new revenue sources in order to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or in the proximity of railway stations and depots remain in good demand owing to the access to public transport systems. In 2003, the Property division accounted for 13.7% of total revenue of KCRC and 25.0% of operating profit before net investment income (excluding profit on property development) of KCRC.

     Property Development

     We develop property for three main reasons: firstly, to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive; secondly, to contribute towards the capital costs of new railway projects; and finally, to secure a permanent and increasing flow of passengers for our railway services.

     We have entered into arrangements with established property developers for the development of properties along our railway lines since 1985. We sell most property developments, but retain a certain amount for operational purposes and for leasing to tenants. We select property developers for each development based on their development experience, track record and the terms and conditions of each project proposed. In the case of property developments along the existing railway lines, developers generally fund the development costs including land premium, construction costs and finance charges and bear substantially all development risks. In the case of new railway lines such as the West Rail Phase I and Ma On Shan Rail, we may, in certain circumstances, undertake the necessary property development enabling works in conjunction with the railway works in order to preserve the development potential above the new railway lines. Developers will then be solicited to undertake the property developments. Profits from the developments, with the exception of the West Rail Phase I property sites, after reimbursement of development costs, (which may be capped in certain instances) are shared between KCRC and the developers. In certain instances, the minimum profit to us has been guaranteed by the parent holding company of the property developer. The level of profits in excess of any minimum profit guaranteed by the developer would be primarily determined by market conditions at the time. The development of the properties is managed by project coordination committees, usually with equal representation from both KCRC and the property developer, but with KCRC making the final decision with a casting vote. We retain control over the disposal of properties completed, including decisions regarding whether to sell or lease the properties, the offer price and sale price if we decide to sell, and the lease terms if we decide to lease the properties.

     Completed property developments along the East Rail and Light Rail include Pierhead Garden, Sun Yuen Long Center, Manlai Court, Hanford Garden, Sun Tuen Mun Center, Royal Ascot and Mong Kok station, which provide 761,336 square meters of residential floor area and 213,074 square meters of commercial floor area, and the Metropolis, jointly developed by KCRC and Cheung Kong Holdings Ltd., which provides 132,218 square meters of commercial floor area, including office, hotel, retail area and 662 serviced apartments. The office, hotel and retail areas were sold to affiliates of Cheung Kong (Holdings) Limited, while all serviced apartments were sold pursuant to public sales launched in 2003.

     Advanced railway re-provisioning works to make way for the development of Ho Tung Lau (Site A) were completed in early 2004, with the foundation works for the development having commenced in April 2004. KCRC and the property developer, Full Fair Limited, a subsidiary of Sino Land Company Limited, are striving for an environmentally-friendly design in the residential units, particularly after the

SARS outbreak in 2003. Ho Tung Lau (Site A) will provide 120,900 square metres of residential floor areas, and 2,000 square metres of commercial floor area.

     For West Rail Phase I, we have identified 13 sites with potential for property development along nine stations. We expect to provide a total gross floor area of 2,245,183 square meters, 91% of which would be for residential use and the remainder for commercial use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2009 to 2016. As part of the agreement for the Government’s injection of HK$29.0 billion of additional equity into us to help fund the development of West Rail Phase I, we will act as the Government’s agent in the development of the property sites along West Rail Phase I, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other benefits to us as provided in an agreement signed in February 2000 between the Government and KCRC. See “Item 7. Major Shareholders and Related Party Transactions—Shareholding in and Loan to WRPDL.” From 2000, KCRC, through an intermediate holding company, West Rail Property Development Limited (“WRPDL”) formed with the Government, has acted as the Government’s property development agent for the 13 West Rail Phase I property sites. See Note 19 to our audited consolidated financial statements. We anticipate that we will start to seek expressions of interest from property developers starting in the second quarter of 2005, with flats being made available for pre-sale in 2007 or 2008 at the earliest.

     We have made progress on the designs and project briefs for the formulation of tender invitations for nine property development projects with a total land area of more than 62 hectares, in phases, from April 2005 onwards, namely Tsuen Wan West (comprising four sites with a total area of 9.41 hectares), Yuen Long (3.46 hectares), Nam Cheong (4.62 hectares), Long Ping (comprising two sites with a total land area of 2.61 hectares), Tuen Mun (2.7 hectares), Tin Shui Wai (3.48 hectares), Kam Sheung Road (9.85 hectares), Pak Heung Maintenance Center (24 hectares) and Kwai Fong (1.92 hectares). We intend to select technically competent and financially capable developers to undertake these projects.

     Along the Ma On Shan Rail alignment of the East Rail Extensions, four sites have been identified for priority property development and these sites, together with a site at Ho Tung Lau on the East Rail, are expected to provide a total gross floor area of about 954,000 square meters, of which 93% would be residential. We intend to invite tenders for the four sites along the Ma On Shan Rail alignment from property developers during and after 2005 under a revised master property development program. These four sites, namely Tai Wai Maintenance Center (7.1 hectares), Tai Wai Station (4.85 hectares), Wu Kai Sha (3.41 hectares) and Che Kung Temple (1.81 hectares), are expected to generate about 10,972 residential flats, which equates to 92% of 830,850 square metres of gross floor areas to be built on these four sites. In accordance with the Government’s property stabilization measures announced in October 2003, the residential developments at the Tai Wai station and maintenance center would not be completed earlier than 2008.

     During the year, the Property division developed several Public Transport Interchanges (“PTI”) in conjunction with property enabling works on a number of sites along the Ma On Shan Rail and West Rail Phase I. The 11,247 square meters PTI at the Tsuen Wan Station was completed in 2003, while the PTI at Tai Wai and Wu Kai Sha along Ma On Shan Rail are targeted for completion by the end of 2004.

     We also examined the redevelopment opportunities in relation to the Hung Hom station and the commercial area shared by the Sha Tin Station and Citylink Plaza in order to realize the property development potential of KCRC’s vested land assets.

     Commercial Activities, Leasing and Property Management

     We generate recurrent revenue from our properties located within our railway stations and in the proximity of our railway networks. These properties include a total station trading area of 18,540 square meters at the East Rail and West Rail Phase I stations, an aggregate of 21,909 square meters of commercial office space at Citylink Plaza at the Sha Tin station, 5,576 square metres at the KCRC Hung Hom Building, and an aggregate of 40,649 square meters of retail shopping space at six other sites, which are Sun Tuen Mun Shopping Center, Citylink Plaza, Plaza Ascot, Manlai Court, Hanford Plaza and Pierhead Plaza. Sources of income include leasing of space for retail shops, restaurants and offices, as well as licensing of duty-free businesses, car parks, advertising, telecommunications and exhibitions. In some cases, we have negotiated arrangements with the operators for rents which are linked to their sales turnover. In terms of estate management, as of December 31, 2003, we manage a total of 9,854 residential flats, 3,457 carpark spaces and 91,180 square meters of commercial floor area along the railway lines of the East Rail and West Rail Phase I networks.

     In 2003, despite the negative impact of the SARS outbreak and the depressed performance of the retail sector, the average occupancy rate for commercial premises at our stations, commercial offices and shopping centers remained at 93.31%. This was largely due to our flexible leasing strategy and promotional activities. During the period from May to July 2003, we provided rent cuts of up to 50% to tenants whose sales were affected by SARS.

     We devote considerable efforts to the development of commercial activities along the railway lines of the East Rail and West Rail Phase I networks with a view to maximizing ancillary income. In 2003, we set up new commercial facilities such as sales carts at the Mong Kok and Sha Tin stations and a visitor information counter at the Lo Wu Station. We also arranged to have more than 20 self-service electronic kiosks selling travel insurance products, drinks and other consumables installed for the convenience of passengers. To meet the needs of advertising clients, new advertising media were introduced such as backdrop advertising at the Hung Hom and Sha Tin stations. To prepare for the inauguration of West Rail Phase I in December 2003, we had started pre-leasing of the 235 shops in the nine West Rail Phase I stations since 2002. However, due to the lower than forecasted ridership, some tenants faced financial difficulties. In early 2004, we granted a six-month rent free period to all tenants to ease their financial difficulties.

     Citylink Plaza at the Sha Tin Station underwent a major refurbishment program in 2003. After its completion, the shopping center was able to attract a more diverse selection of clients with improved trade mix including restaurants as well as beauty and fitness centers, and has increased its revenue generation by over 100%.

     In order to improve business and traffic flows at the various KCRC shopping centers, we conducted intensive marketing campaigns after the SARS outbreak. Promotional activities included cash coupon giveaways, dance competitions, food tasting and variety shows.

     In 2003, in partnership with the Chinese University of Hong Kong and with the support of the University of Hong Kong, we undertook a multi-faceted research study as part of its effort to promote sustainable property development. The 24-month project, which involves household surveys by social scientists, commenced in September 2003, and is targeted for completion in September 2005.

     In 2004, as a result of the station improvement works at the Kowloon Tong and Lo Wu stations, more than ten new station trading areas will be available at these two stations. Further, with the TST Extension and Ma On Shan Rail scheduled for completion by the end of 2004, we are planning a leasing and marketing program for the pre-letting of 148 retail units for shops and restaurants. The number of advertising displays is also expected to be increased by 3,800 sites at stations and inside new trains. At the Tai Wai station, which is the interchange station for the Ma On Shan Rail and East Rail, a total of 47 new and refurbished station shops will be offered. Out of these 47 shops, 15 were made available in early 2004 and 14 of them have been leased. We have commenced commercial space planning and layout design for the Lok Ma Chau Spur Line, Kowloon Southern Link and Sha Tin to Central Link.

     To explore new non-fare revenue sources, we plan to introduce real-time passenger information displays on board all trains to generate additional advertising revenue by selling air-time. LCD screens have been installed on the East Rail, West Rail and Ma On Shan Rail trains for the planned broadcast of real-time public information, multimedia infotainment programs and advertising. New outdoor advertising will also be placed outside the East Rail and West Rail Phase I stations.

Competition

     Although we operate the only passenger and freight rail service from Hong Kong to mainland China on the East Rail line and the only passenger rail service in the north-western New Territories on the West Rail and Light Rail systems, we face and will continue to face competition from alternative modes of transportation. Our rail services face competition from buses, minibuses, shuttle buses, taxis and private cars in our passenger operations within Hong Kong, and from buses, tour coaches, ferries and airplanes in our cross-boundary passenger operations. We face competition mainly from trucks, barges and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, ferries and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition in public motor bus services in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.

Government Regulations

     Fare Setting Mechanism

     In August 2003, the Government issued a paper on a new fare-setting mechanism based on a price-cap model, which would allow transport fares to increase or decrease in light of the relevant factors and by reference to a specified formula. The paper is under discussion and consultation with the public transport operators, including KCRC and MTRCL. However, the paper recognized that KCRC has the autonomy to set fares, and as such the paper would not be binding on KCRC and would only serve as a guideline.

     Merger between KCRC and MTRCL

     On February 24, 2004, the Government announced that KCRC and MTRCL were invited to commence negotiations on a possible merger. MTRCL is a company listed on The Hong Kong Stock Exchange in which the Government has a 76.3% shareholding as of December 31, 2003. KCRC and MTRCL are to submit to the Government the outcome of the negotiations, including preliminary transaction terms and the framework of a draft operating agreement with key terms on operational matters, including but not limited to the fare adjustment mechanism, and safeguards and measures to deal with service disruption. The Government would then determine the way forward. The negotiations are to be conducted under the following parameters set by the Government:

•	Adoption of a more objective and transparent fare adjustment mechanism;

•	Abolition of the second boarding charge and review of the fare structure with the objective of reducing fares;

•	Early resolution of interchange arrangements for rail projects under planning, notably the Sha Tin to Central Link;

•	Ensuring job security for the front line staff of both corporations at the time of the merger;

•	Provision of seamless interchange arrangements in the long run; and

•	Conclusion of negotiations by August 31, 2004.

     The Government has indicated that it hopes to achieve certain benefits from the proposed merger, such as the following:

•	To achieve a more objective and transparent fare adjustment mechanism;

•	To maximize synergies through integrated headquarters and support functions, a fully integrated rail network and economies of scale viz-a-viz suppliers.

•	Abolition of second boarding charges at interchange points;

•	Reduction of duplication of networks for future railway projects, and early resolution of interchange arrangements for new railway development projects;

•	Removal of rail to rail competition to focus on competition with other modes of transport within the transport sector;

•	Comprehensive contingency measures in the event of service disruption and station closures;

•	Streamlining of staff and management; and

•	Improved valuation of the railway corporations, with a view to evaluate further privatization through public share offerings by the merged entity.

     Any merger proposal will require the consent of MTRCL’s minority shareholders and possibly certain of its creditors.

     KCRC Ordinance

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

     Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made three dividend payments, HK$300 million in 1997 (representing 9.75% of our 1996 profit after taxation), HK$620 million in 2003 (representing 28.1% of our restated 2002 profit after taxation) and HK$620 million in 2004 (representing 44.9% of our 2003 profit after taxation).

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

     The Government also interfaces with us as the regulator of rail services in Hong Kong. We are required to comply with the Government’s safety standards as defined by the Railway Inspectorate in respect of railway design and operations, and with the various regulations on works in respect of any construction that we undertake. We believe that we enjoy good relations with all relevant departments of the Government, including the Railway Inspectorate, the Civil Engineering Department, the Lands Department, the Highways Department and the Environmental Protection Department.

Environmental Matters

     We believe that our existing operations are in substantial compliance with Hong Kong’s environmental regulations, including Hong Kong’s stringent Noise Control Ordinance. We try to ensure that the impact of our projects and operations on the environment is kept to a minimum by implementing environmental management systems meeting the ISO 14001 standard. This is an international certification standard published by the ISO to demonstrate a company’s capability to efficiently manage its environmental impacts. Currently, the core functions of what was previously known as our East Rail Division and all functions of our previous Light Rail Division are certified to the ISO 14001 standard. Pursuant to our restructuring, a new Transport Division was formed in December 2003 which comprised the East Rail, Light Rail and West Rail operating divisions. With the addition of West Rail, we are in the process of expanding the scope of our ISO 14001 certification to cover the whole of the new Transport Division by early 2005. In addition, in late 2003, we gained another ISO 14001 certificate in relation to our New Railway Projects Division.

     For projects under development, we are required to comply with the statutory processes prescribed by the Government, including submission of an EIA to the Environmental Protection Department and satisfactory conclusion of a public consultation period. We are also required to comply with the requirements of the environmental permits as a result of our environmental impact assessments and applicable environmental regulations in our construction activities.

     We are committed to construct the East Rail Extensions, Kowloon Southern Link and Sha Tin to Central Link in an environmentally responsible manner. A comprehensive environmental management system has been implemented for the construction of the East Rail Extensions. This system consists of a three-tier approach to the management of construction impacts on the environment to ensure that contractors comply with all relevant environmental laws and requirements. The Kowloon Southern Link and the Sha Tin to Central Link projects are at their early stages in development and their EIA studies are scheduled to be completed by early 2005.

     For the Lok Ma Chau Spur Line, an Environmental Committee has been set up as part of the environmental permit conditions. It will advise on, and monitor the implementation of, the proposed mitigation measures for the habitat creation and management plan and the EIA. The committee comprises senior KCRC members, members of green groups and other experts.

     We are also improving the environmental habitat around the Lok Ma Chau station terminus area, where 37 hectares of fish ponds, reed beds and marshland has been recreated and improved. These works are scheduled for completion in late 2006. At Kam Tin, near the West Rail Phase I alignment, we have recreated 12 hectares of wetland. The work was substantially completed in September 2003.

     We have substantially completed the noise mitigation project for the East Rail which was designed to reduce the noise impact of trains running along the East Rail alignment. All of our bus fleet and diesel locomotives run on ultra-low sulphur diesel. In September 2003, we took delivery of five new diesel locomotives which are substantial improvements on the old locomotives they replace, as they generate 17dBA less noise and cut smoke emissions by 20%. They will enter commercial service later in 2004 after being fully tested. Our 18 Euro I standard engine buses are also scheduled for retrofitting in 2004.

4.C      ORGANIZATIONAL STRUCTURE

     We have the following subsidiaries:

	Jurisdiction of	Proportion of
	incorporation	ownership
Subsidiary name

Manlai Court Property Management Company Limited	Hong Kong	51%
Sun Tuen Mun Centre Management Company Limited	Hong Kong	100%
Royal Ascot Management Company Limited	Hong Kong	100%
Hanford Garden Property Management Company Limited	Hong Kong	100%
Pierhead Garden Management Company Limited	Hong Kong	100%
The Metropolis Management Company Limited	Hong Kong	51%
V-Connect Limited	Hong Kong	100%
Capital System Limited	Hong Kong	100%
Buoyant Asset Limited	Hong Kong	100%
Advanced Asset Limited	Hong Kong	100%
Quality Asset Limited	Hong Kong	100%
Kasey Asset Limited	Hong Kong	100%
Circuit Asset Limited	Hong Kong	100%
Shining Asset Limited	Hong Kong	100%
Fluent Asset Limited	Hong Kong	100%
Unique Asset Limited	Hong Kong	100%
Kudos Asset Limited	Hong Kong	100%
Bowman Asset Limited	Cayman Islands	100%
Statesman Asset Limited	Cayman Islands	100%
Interwind Asset Limited	Hong Kong	100%
West Rail Property Development Limited(1)	Hong Kong	51%

Subsidiaries of West Rail Property Development Limited

Kam Sheung Property Development Limited(1)	Hong Kong	51%
Kwai Fong Property Development Limited(1)	Hong Kong	51%
Long Ping Property Development Limited(1)	Hong Kong	51%
Long Ping South Property Development Limited(1)	Hong Kong	51%
Nam Cheong Property Development Limited(1)	Hong Kong	51%
Pat Heung Property Development Limited(1)	Hong Kong	51%
Tin Shui Wai Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Cityside Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West TW6 Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West TW7 Property Development Limited(1)	Hong Kong	51%
Tuen Mun Property Development Limited(1)	Hong Kong	51%
Yuen Long Property Development Limited(1)	Hong Kong	51%

(1)	These subsidiaries are held by us for the sole purposes of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their financial statements are excluded from the consolidation as we have no effective control over or beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

4.D      PROPERTY, PLANT AND EQUIPMENT

     A majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment, and our headquarters and administrative offices, is held by us either as vested land in accordance with the KCRC Ordinance or pursuant to private treaty grants by the Government. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the United Kingdom and the People’s Republic of China, with the exception of grants made after 1997. As a condition to the grant of land by the Government, we are required to pay a land premium to the Government. Pursuant to the KCRC Ordinance, we may not use the land for purposes other than railway operations and ancillary purposes necessary for our railway operations without the consent of the Government. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than three years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government which may be renewable subject to the Government’s discretion. These lands granted pursuant to short term tenancies and/or licenses constitute a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with the selected consolidated financial data, the consolidated financial statements and the accompanying notes, and the other financial information of KCRC which appears elsewhere in this Annual Report. The following discussion includes various forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” for special information regarding the presentation of our forward-looking statements. Financial and operating data appearing in this section that is not derived from the audited consolidated financial statements of KCRC have been derived without material adjustment from the unaudited accounting and operating records of KCRC.

5.A      OPERATING RESULTS

Critical Accounting Policies

     Our significant accounting policies, including the assumptions and judgments underlying them, are disclosed in Note 3 to the audited consolidated financial statements. Of these significant accounting policies, the following involve a higher degree of judgment and complexity and are considered as critical accounting policies. In 2003, we adopted revised accounting policies in response to the issuance of SSAP 12 (Income Taxes) (revised) on income taxes relating to the recognition of the deferred tax assets and liabilities as at the balance sheet date. See Note 4 to our audited consolidated financial statements.

     Impairment of assets

     We comply with SSAP 31 (Impairment of Assets). Internal and external sources of information are reviewed at each balance sheet date to identify indications that the assets, i.e. property, plant and equipment (other than investment properties carried at revalued amounts) and investments in subsidiaries and associates, may be impaired or an impairment loss previously recognized may no longer exist or may have decreased.

     If any such indication exists, we estimate the asset’s recoverable amount, which is calculated by discounting the estimated future cash flows. The recoverable amount of an asset is the greater of its net selling price and value in use. In this respect, our management exercises a high degree of judgment in terms of the projection of cash flows for future years and the assumption on the pre-tax discount rate. We recognize an impairment loss in the income statement to reduce the carrying amount of an asset to its recoverable amount. As of December 31, 2003, no such indication of impairment loss for KCRC existed. Accordingly, no provision for impairment losses of fixed assets or reversal of impairment of fixed assets has been made during the year ended December 31, 2003.

     Construction in progress

     Assets under construction and capital works for the operating railway are stated at cost. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed. Costs incurred by us in respect of feasibility studies on proposed railway related construction projects are charged to the income statement when there is no certainty of the projects materializing. When the proposed projects are viable, the relevant costs are recognized as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached. In determining whether the projects are viable, our management makes an assessment on the feasibility of the projects from the technical and financial aspects, such as the projection of cash flows.

     Deferred expenditure

     Deferred expenditure represents advances, deposits, mobilization payments, design and construction costs incurred for our committed projects. In recognizing deferred expenditure, the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. In determining whether the projects are viable, our management makes an assessment on the feasibility of the projects from the technical and financial aspects, such as the projection of cash flows.

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

     Deferred taxation

     Prior to 2003, provision for deferred taxation was calculated using the liability method at current taxation rate on timing differences to the extent that it was probable that a liability would crystallize in the foreseeable future. We exercised a high degree of judgment in estimating the future capital expenditure as well as the useful lives of fixed assets in the projection of the depreciation charges for future years.

     With effect from January 1, 2003, we adopted a revised accounting policy for deferred taxation in order to comply with SSAP 12 (Income Taxes) (revised) relating to income taxes dealing with the recognition of deferred tax assets and deferred tax liabilities. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. We exercise a high degree of judgment in assessing the adequacy of the future taxable profits to utilize the unused tax losses, which substantiate the recognition of deferred tax assets for the unused tax losses.

     SSAP 12 (Income Taxes) (revised) became effective for financial statements relating to periods beginning on or after January 1, 2003. In accordance with this change in accounting policy and pursuant to SSAP 2 (Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies), the opening balances of retained profits as of January 1, 2002 and 2003 have been restated. In addition, the previously reported profit after taxation for the year ended December 31, 2002 has been adjusted to reflect changes in provision for deferred taxation during the year.

     Provisions and contingent liabilities

     We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding litigation, mainly relating to the construction of the West Rail Phase I and East Rail Extensions. We will make a provision for claims when there is a present obligation that probably requires an outflow of economic benefits and the obligation can be estimated reliably. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability.

     In addition to the claims arising from construction contracts, we have incurred other liabilities in relation to lease arrangements entered into for certain assets such as rolling stock, signaling equipment, revenue collection equipment and railway infrastructure, which may be subject to termination upon the occurrence of certain specified events or circumstances. Management has considered the likelihood of such events occurring and has concluded that there is a possibility that one of the lease arrangements entered in 2003 may be subject to mandatory termination before the end of the basic lease term. Should mandatory termination of the lease arrangement occur, the maximum exposure of KCRC and its subsidiaries after deduction of the transaction benefit is estimated to be approximately HK$65 million at December 31, 2003 representing compensation that KCRC and its subsidiaries may have to bear should the termination occur.

Recently Issued Accounting Standards of the United States

     In November 2002, the Emergence Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21 (Revenue Arrangements with Multiple Deliverables). EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the EITF will have any material impact on our financial position and results of operations.

     In December 2003, the Financial Accounting Standards Board (“FASB”) in United States issued the revised FASB Interpretation No. 46 (“FIN 46R”) (Consolidation of Variable Interest Entities), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R applies to variable interests in Variable Interest Entities (“VIE”) created after December 31, 2003 for a non-public entity, like KCRC, which is referred to and defined under Statement of Financial Accounting Standard (“SFAS”) No. 123 (Accounting for Stock-Based Compensation). For variable interests in VIEs created before January 1, 2004, the interpretation will be applied beginning on January 1, 2005. Under the disclosure requirements, the consolidating enterprise shall disclose the following when it does not hold a majority voting interest in the VIE: (a) the nature, purpose, size, and activities of the VIE; (b) the carrying amount and classification of consolidated assets that are collateral for the VIE’s obligations; and (c) lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the consolidating enterprise. We are currently assessing the effect that the application of FIN 46R may have on our financial position and results of operations. However, since we file under Item 17 of Form 20-F, we are exempted from such disclosure requirements.

Policy on Derivative Instruments

     We manage our currency and interest rate exposures by using derivative instruments, such as interest rate swaps, currency swaps and foreign exchange forward contracts in accordance with our Managing Board’s approved hedging policy and guidelines. These derivative instruments have been employed only for hedging purposes and were properly documented. We seek to reduce our foreign currency exposure in respect of debt obligations and capital expenditure by converting such obligations into either Hong Kong dollars or U.S. dollars, and to maintain U.S. dollar exposure in debt obligations no greater than 30% of total debt obligations. Moreover, we seek to limit our exposure to interest rate risk by maintaining between 30% and 75% of the total principal amount of our debt obligations at fixed interest rate for the duration of the debt obligations, regardless of maturity.

Business Activities

     Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, social and public health conditions in Hong Kong and its population’s decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic, social, health and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past years, we have benefited from increased ridership levels. The expansion in our portfolio of commercial properties over the past years has contributed to increased revenues from property ownership and management and other property services. From 1988 to 1998, we have been able to achieve increases in fare levels and average fare revenues per passenger carried due to the economic growth in Hong Kong. However, the Asian economic downturn has limited our ability to raise fares on our passenger transport networks in the past five years. In 2003, both transport and recurrent revenues were down compared to 2002, which was mainly attributable to the impact of the SARS outbreak on passenger revenues and revenues derived from our property tenants. Nevertheless, we remained profitable despite another year of fare freezes.

     East Rail

     The East Rail contributed HK$3,266 million (US$420.7 million) or approximately 74% of our revenues in 2003, and HK$1,353 million (US$174.3 million) or approximately 87% of our total operating profit. During the year, the East Rail continued to improve its productivity with cash operating costs before depreciation reduced from HK$1.29 billion (US$0.2 billion) to HK$1.28 billion (US$0.2 billion), representing a reduction of 0.8%. Over the past years, we have improved the efficiency on the East Rail. The electric multiple unit train refurbishment program increased carrying capacity by an additional 15% as of December 31, 2000. The additional rolling stock, which was put into service by the end of May 2002, increased the carrying capacity by 28%. These changes have increased the revenue generating capacity of the East Rail. We have also improved equipment and maintenance programs, which have reduced the number of breakdowns per vehicle kilometer. Over the period from 1999 to 2003, this has resulted in a 34.2% decline in the number of breakdowns per million vehicle kilometers run and a 4.2% reduction in annual maintenance costs per million vehicle kilometers run. As a result of these factors, operating margins, defined as operating profit after depreciation as a percentage of total revenue of the East Rail, have increased every year since 1993 to 46.7% in 2002, but fell slightly to 41.4% in 2003.

     The East Rail passenger revenues consist of the following:

•	domestic passenger traffic: fares paid by passengers who travel between stations in Hong Kong;

•	cross-boundary passenger traffic: fares paid by passengers who travel on trains which terminate or begin at the Lo Wu boundary crossing; and

•	through-train passenger traffic: fares paid by passengers who travel directly between Hong Kong and mainland China.

     Because our cross-boundary traffic provides the only rail service directly to the boundary with mainland China, with the convenience of direct foot crossing from the Lo Wu station, we have historically been able to charge relatively higher fares for cross-boundary passengers. With the gradual opening up of previously restricted areas near the boundary with mainland China to road transport, which will result in more competition, it may be difficult for us to maintain a premium on fares for cross-boundary passengers. The higher fares for cross-boundary passengers have historically subsidized domestic fares. As such, any adjustment to this fare structure would affect the element of cross-subsidy currently enjoyed by domestic passengers.

     The number of cross-boundary passengers fell 10.8% during 2003. This decrease in cross-boundary patronage can be attributed in large part to the SARS outbreak, intense competition and the continuing contraction of the economy.

Cross-Boundary Lo Wu ridership	Daily average passenger trips	Year on year growth (%)
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)

     In 2003, the East Rail’s through-trains to mainland China experienced a decrease in patronage of 6.7% compared to 2002. This decrease was largely because of the reluctance of the public to travel because of the SARS outbreak in the early half of 2003.

     Light Rail, Bus and Freight

     The Light Rail, bus and freight operations make up the remainder of our operations. We began the Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the north-western New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stops would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area was lower than Government’s estimations and the Government allowed a higher level of competition from other modes of transport in the region, which reduced passenger use of the Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since its inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we began generating revenue from feeder bus services provided to the East Rail stations in 1999.

     Freight operations have changed over the past ten years, with breakbulk freight volume declining and containerized freight volume increasing steadily. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight packages offered by operators of alternative ports in the southern part of mainland China and logistical limitations created by the necessity to transport goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage. Freight revenue decreased by 14.0% in 2003 mainly due to the decreased breakbulk traffic from northern and central China and decreased livestock traffic. See “Information on the Corporation—Freight Services”.

     West Rail

     West Rail Phase I commenced services on December 20, 2003, and as such does not yet have a history of revenue generation. It is anticipated that the West Rail Phase I may continue to incur an operational loss for the coming years. See “Item 5. Operating and Financial Review and Prospects — Trend Information” for details on the below forecast ridership of West Rail Phase I. We intend to put as a priority the completion of the development of the West Rail property sites as soon as practicable, as we believe that the future residents of these sites may contribute significantly to the growth of the West Rail Phase I ridership. We also anticipate that ridership will increase upon the completion of the Kowloon Southern Link in early 2009, as this will enable the East Rail and West Rail to form an integrated transportation network.

     Property Development

     Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit on property development is not included in our revenues or operating profits. Property development income generally arises from developments undertaken jointly with major Hong Kong property development companies. We are not required to bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop properties along our railway lines.

     The Government requires us to pay land premiums for acquiring the rights to use and develop land adjacent to or along our existing railway for property development purposes. The amount of the land premium we are required to pay is calculated by the Government and is determined at fair market value by reference to the amount that other third party developers would be required to pay for comparable property development sites in similar locations. Land premium payments that we make to the Government are borne by the property development companies.

     In most cases, we contribute the site and receive a guaranteed minimum profit, and the property developers bear substantially all the costs for construction and development including land premium involved in building high-rise residential and commercial buildings on either an elevated base above the relevant portion of railway or on land adjacent to the railways. The exceptions are sites where property development enabling works are necessary to preserve the development potential above those sites. In these cases, we will normally recover such costs, including their financing costs and interest, from the property developers in the form of upfront payments when the agreements have been entered into with the property developers. The extent of recovery may vary from case to case in order to make the project commercially attractive. Generally, we are able to control the timing of property sales and, in most instances, the sales will take place prior to project completion.

     The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 2000, 2001 and 2002, profit on property development accounted for 3.8%, 1.0% and 3.5% respectively, of profit before taxation. Since 2002, the Government has imposed a moratorium on land sales in Hong Kong. We did not have any property development profits in 2003. The last property development project we undertook before the moratorium was the Ho Tung Lau (Site A) project in late 2002 and we expect the next property development project to commence in 2005.

     Property Services

     We include recurring revenues from commercial activities, property ownership and management in our revenues as a component of operating profit. We generate such revenues primarily by leasing commercial premises at our stations and in our shopping centers as well as our office buildings. In 2003, commercial activities, property ownership and management operations accounted for 13.7% of total revenue of KCRC and 25.0% of operating profit before net investment income (excluding profit on property development). Lease rates have fluctuated significantly over time in Hong Kong. They fell substantially in 1997 and 1998, and were relatively stable in 2000, 2001, 2002 and 2003. Revenues and profits depend on market conditions at the time leases are entered into and renewed.

Investment Income

     Historically, net investment income has not been material to us, as we have been investing the majority of our available cash in our operations and expansion projects. From 1998 to 2001, we received an aggregate of HK$37 billion of contributions of capital from the Government. We issued US$1 billion of eurobonds in July 1999, US$50 million private placement under our Euro medium term note program in November 1999 and US$1 billion notes in March 2000. We had cash and interest paying investments of HK$14,921 million (US$1,921.8 million) as of December 31, 2003. We generated net investment income of HK$353 million (US$45.5 million) during 2003. This amount does not include investment income of HK$292 million (US$37.6 million) and borrowing costs of HK$1,211 million (US$156.0 million) which were capitalized to the project costs of West Rail Phase I, the East Rail Extensions, the Sha Tin to Central Link and the Kowloon Southern Link. The capitalized amounts relate to capital contributions and borrowings incurred for the purposes of those projects. With respect to funds that are required for use on West Rail Phase I, the East Rail Extensions, the Sha Tin to Central Link or the Kowloon Southern Link, under HK GAAP, we capitalize both the investment income earned on such funds and the borrowing costs attributed to related borrowings. As a result, the net investment income reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 43 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

Operating Costs

     Our principal operating costs are staff costs, electricity and fuel costs, and depreciation, which accounted for approximately 41.7%, 26.0% and 9.4%, respectively, of total operating costs in 2003. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expenses in 2003 increased by 3.2% as compared to 2002 mainly due to the depreciation of the assets associated with West Rail Phase I following its commencement of commercial operations in December 2003. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by CLP Power Hong Kong Limited. See Note 5(b) to our audited consolidated financial statements for a breakdown of operating costs.

Major Business Activity Performance

     The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

.	Year Ended December 31,
	2001	2002 restated	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Revenue :
Passenger Services(1)
East Rail	3,487	3,569	3,266	421
Light Rail(2)	564	558	468	60
West Rail	—	—	11	1

Total passenger services	4,051	4,127	3,745	482
Freight	88	86	74	10
Property Services	658	617	607	78

Total revenue	4,797	4,830	4,426	570

Operating Profit (Loss) After Depreciation:
Passenger Services
East Rail	1,658	1,666	1,353	174
Light Rail(2)	(133)	(95)	(94)	(12)
West Rail	—	—	(61)	(8)

Total passenger services	1,525	1,571	1,198	154
Freight	(29)	(27)	(36)	(5)
Property Services	415	390	387	50

Total operating profit	1,911	1,934	1,549	199
Net investment income	490	618	353	45
Profit from property development	24	94	—	—
Share of profit/(loss) of associate	11	16	8	1

Profit before taxation	2,436	2,662	1,910	245
Taxation(3)	(1)	(452)	(529)	(67)

Profit after taxation	2,435	2,210	1,381	178

(1)	Our East Rail, Light Rail and Bus operations were restructured into a single transport division as of December 12, 2003.

(2)	Starting from 2003, bus operations have been grouped under Light Rail in segmental reporting. Revenues and operating profit/(loss) after depreciation for 2001 and 2002 have, accordingly, been restated. See Note 11 to our audited consolidated financial statements.

(3)	Under HK GAAP, comparative figures for 2002 have been restated as a result of the adoption in 2003 of the SSAP 12 (Income Taxes) (revised) issued by the Hong Kong Society of Accountants. See Note 4(a) to our audited consolidated financial statements. Comparative figures for 2001 and prior years have not been restated because it would be impractical to do so.

     Contribution of Major Business Activities

     The following table sets forth by category of major business activities for the periods indicated our (1) revenue as a percentage of total revenue and (2) operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	2001	2002	2003
	%	%	%
Revenue/Total Revenue:
East Rail	72.7	73.9	73.8
Light Rail(1)	11.7	11.6	10.6
West Rail	—	—	0.2

Total passenger services	84.4	85.5	84.6
Freight	1.8	1.8	1.7
Property Services	13.8	12.7	13.7

Total revenue	100.0	100.0	100.0

Operating Profit/(Loss):
East Rail	86.8	86.1	87.3
Light Rail(1)	(6.9)	(4.9)	(6.1)
West Rail	—	—	(3.9)

Total passenger services	79.9	81.2	77.3
Freight	(1.5)	(1.4)	(2.3)
Property Services	21.6	20.2	25.0

Total operating profit	100.0	100.0	100.00

(1)	Starting from 2003, bus operations have been grouped under Light Rail in segmental reporting. Revenue and operating profit/(loss) for 2001 and 2002 have, accordingly, been restated. See Note 11 to our audited consolidated financial statements.

Results of Operations

     Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

     Total revenue from operations was HK$4,426 million (US$570.1 million) for 2003, an 8.4% decrease from HK$4,830 million for 2002. This decrease included a 9.3% decrease in revenue from railway and bus operations (excluding freight) to HK$3,745 million (US$482.4 million), a 14.0% decrease in freight revenue to HK$74 million (US$9.5 million), and a 1.6% decrease in property services revenue to HK$607 million (US$78.2 million) for 2003 compared with that for 2002. Revenue from the East Rail decreased by 8.5% from HK$3,569 million for 2002 to HK$3,266 million (US$420.7 million) for 2003. This decrease in the East Rail revenue reflected a 3.9% decrease in domestic passenger volume, and a 10.8% decrease in cross-boundary passenger volume from 2002. The decline in transport and recurrent revenues was mainly attributable to the impact of the SARS outbreak on passenger revenues and revenues derived from KCRC’s property tenants, as well as increased competition from cross-boundary bus operators. Revenues from the Light Rail and bus, both fare and non-fare, decreased 16.1% to HK$468 million (US$60.3 million) from HK$558 million in 2002, mainly due to the impact of SARS and the Light Rail and West Rail Phase I construction works. Recurrent revenue from property activities decreased to HK$607 million (US$78.2 million), down 1.6% from HK$617 million in 2002, mainly due to the revenue loss attributable to the relief scheme granted during the SARS outbreak and the negative impact on the retail sector in 2003. Revenue from freight services decreased by 14.0% to HK$74 million (US$9.5 million) in 2003 from HK$86 million in 2002, mainly due to decreased breakbulk traffic from northern and central China, and decreased livestock traffic.

     Operating profit before net investment income (before tax) declined by 19.9% to HK$1,549 million (US$199.5 million) in 2003, compared with HK$1,934 million in 2002. The operating margin decreased from 40.0% in 2002 to 35.0% in 2003. Operating costs for 2003 declined by 0.7% to HK$2,877 million (US$370.6 million) from HK$2,896 million in 2002. Despite increases in expenses such as depreciation which increased by 3.2% to HK$748 million (US$96.3 million), and costs of materials and stores and spares consumed which rose by 12.0% to HK$149 million (US$19.2 million), the overall operating costs are reduced mainly attributable to the reduction in staff costs which decreased by 2.0% to HK$1,201 million (US$154.7 million), maintenance costs which reduced by 7.6% to HK$133 million (US$17.1 million), and electricity and fuel and other expenses (excluding depreciation) which decreased by 3.3% to HK$646 million (US$83.2 million).

     Net investment income declined by 42.9% to HK$353 million (US$45.5 million) in 2003, compared with HK$618 million in 2002 primarily due to lower interest rates. No property development profit was realized in 2003, compared with HK$94 million in 2002. A share of profit from an associate of HK$8 million (US$1.0 million) was recognized in 2003, compared with HK$16 million in 2002, representing a decrease of 50.0%. Net deferred tax in the amount of HK$528 million (US$68.0 million) was recognized in 2003, compared with the restated amount of HK$451 million in 2002, representing an increase of 17.1%, which was mainly attributable to the effect on opening deferred tax balances resulting from an increase in tax rate in 2003.

     In March 2003, the Government announced an increase in the Hong Kong profits tax rate from 16% to 17.5%. This increase was taken into account in the preparation of our audited consolidated financial statements for 2003. Accordingly, the provision for Hong Kong profits tax for 2003 is calculated at 17.5% of the estimated assessable profits for the year, compared to 16% in 2002. The provision for Hong Kong profits tax for 2003 was made solely in respect of the estimated assessable profits of our subsidiaries for 2003. We sustained a loss for tax purposes in 2003 and we have accumulated tax losses carried forward of approximately HK$3,800 million (US$489.4 million) as of December 31, 2003, compared to HK$2,600 million at December 31, 2002, which are available to offset against future assessable profits.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Total revenue from operations was HK$4,830 million (US$622.1 million) for 2002, a 0.7% increase from HK$4,797 million for 2001. This increase included a 1.8% increase in transportation (railway and bus operations) revenue to HK$4,213 million (US$542.6 million) and a 6.2% decrease in property services revenue to HK$617 million (US$79.5 million) for 2002 compared with that of 2001. Revenue from the East Rail grew by 2.4% from HK$3,487 million for 2001 to HK$3,569 million (US$459.7 million) for 2002. This increase in the East Rail revenue reflected a 1.4% overall increase in passenger volume from 2002 compared with 2001. The overall fares paid per passenger increased 0.6% from 2001 to 2002 due to an increase in the proportion of cross-boundary passengers. Revenue from the Light Rail decreased by 3.5% from HK$433 million for 2001 to HK$418 million (US$53.8 million) for 2002, mainly due to fewer optional trips being taken, stiff competition from other modes of transport and the closure of the Kin On Section of Pui To Road to make way for grade separation works. Revenue from station commercial activities and property ownership decreased by 6.2% from HK$658 million for 2001 to HK$617 million (US$79.5 million) for 2002 partly as a result of government departments vacating several floors in Citylink Plaza from June 2002 and the vacated area was under renovation. Revenue from bus operations increased by 6.9% from HK$131 million for 2001 to HK$140 million (US$18.0 million) for 2002, mainly due to service improvements and steady growth in patronage on the three interim Light Rail bus routes in Tin Shui Wai and one in Tuen Mun. Revenue from freight services decreased 2.3% from HK$88 million for 2001 to HK$86 million (US$11.1 million) for 2002.

     Operating profit after depreciation and before net investment income increased by 1.2% to HK$1,934 million (US$249.1 million) for 2002, compared to HK$1,911 million (restated as described in Note 4(a) to our audited consolidated financial statements for the year ended December 31, 2002) for 2001. The operating margin increased from 39.8% for 2001 to 40.0% for 2002. Operating costs (before net investment income) grew by 0.3% from HK$2,886 million for 2001 to HK$2,896 million (US$373.0 million) for 2002, primarily because of increases in maintenance costs which increased by 12.5% to HK$144 million and depreciation which increased by 9.7% to HK$725 million, which together more than offset decreases in stores and spares consumed and costs of materials, which reduced by 15.8% to

HK$133 million, staff costs which reduced by 3.9% to HK$1,226 million, and electricity and fuel which reduced by 0.4% to HK$262 million. The net amount of staff costs after capitalization for various capital projects was reduced mainly due to the reduction in staff benefits in 2002.

     Net investment income increased from HK$490 million for 2001 to HK$618 million (US$79.6 million) for 2002 due principally to the recognition of the interest income on other receivables in relation to the property development along the West Rail Phase I. Net investment income excluded investment income of HK$975 million (US$125.6 million) and borrowing costs of HK$1,178 million (US$151.7 million) capitalized to construction in progress and deferred expenditures during 2002. Profits from property development increased from HK$24 million for 2001 to HK$94 million (US$12.1 million) for 2002 mainly from Hung Hom Bay property development. Provision for profits taxes has been restated in accordance with SSAP 12 (Income Taxes) (revised) to be HK$452 million as described in Note 4(a) of our audited consolidated financial statements for 2003. Without taking SSAP 12 (Income Taxes) (revised) into consideration, provision for profits taxes for 2002 was the same as 2001 at HK$1 million.

Inflation

     Historically, we have increased our scheduled fares at a rate in line with inflation. Because the rate of inflation has declined significantly in the past five years, in light of the economic downturn in Asia and Hong Kong and other factors, we have not increased fares for both the East Rail and Light Rail since 1998. The economic downturn has to some extent triggered the deflation in Hong Kong which is reflected by an average annual decrease of 2.7% in the Hong Kong Consumer Price Index (A) for the five years from 1999 to 2003. For the years ended December 31, 1999, 2000, 2001, 2002 and 2003, the Hong Kong Consumer Price Index (A) dropped 3.3%, 3.0%, 1.7%, 3.2% and 2.1%, respectively, representing deflation for five consecutive years. See “Item 4. Information on the Corporation—Pricing of Rail Services.”

Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings

     After converting part of our fixed rate debts into floating rate debts by means of interest rate swaps, we had HK$6,832 million (US$880.0 million) of floating rate debts as of December 31, 2003. We anticipate that an increased portion of our future borrowings will bear interest at floating rates. Changes in prevailing market rates of interest may therefore affect our liquidity. As a result of borrowings to finance the West Rail Phase I development, East Rail Extensions, Kowloon Southern Link and Sha Tin to Central Link, our interest and financing charges are also expected to increase in the future. An increase in interest rates or higher volatility in currency exchange rates between the Hong Kong dollar and other currencies may increase our borrowing costs and therefore adversely affect our results of operations. However, we limit our exposure to interest rate risk through our policy to maintain between 30% and 75% of the total principal amount of our debt obligations at a fixed interest rate for the duration of the debt obligations, regardless of maturity. Our Managing Board has adopted a policy to use derivative instruments only for hedging purposes.

     Substantially all our revenues and operating expenses are incurred in Hong Kong dollars. However, we have raised significant borrowings in U.S. dollars. We have reduced foreign exchange exposure relating to debt obligations and capital expenditure by entering into currency swaps and foreign exchange forward contracts in order to convert such obligations into either Hong Kong dollars or U.S. dollars, and to maintain our U.S. dollar exposure in debt obligations no greater than 30% of our total borrowings.

     In June 2003, we issued 4.65% notes due 2013 in principal amount of HK$800 million (US$103.0 million) to institutional investors under our US$3.0 billion medium-term note program. In the same month, we also issued a two-tranche Hong Kong dollar retail bond, comprising 3% notes due 2008 in a principal amount of HK$300 million (US$38.6 million) and 4.8% notes due 2013 in a principal amount of HK$700 million (US$90.2 million). A total of HK$1,823 million (US$234.8 million) was raised through both bond issuances to finance the construction of the Kowloon Southern Link and Sha Tin to Central Link.

US GAAP Reconciliation

     We prepare our consolidated financial statements in accordance with HK GAAP, which differ in certain material respects from US GAAP. The following table sets forth a comparison of our profit after taxation, or “net income after taxation” under US GAAP, and shareholder’s funds, or “shareholder’s equity” under US GAAP, in accordance with HK GAAP and US GAAP.

	2001	2002 restated	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Profit after taxation in accordance with:
HK GAAP(1)	2,435	2,210	1,381	178
US GAAP(2)	3,792	2,951	1,512	195
Shareholder’s funds in accordance with:
HK GAAP(1)	59,580	59,512	60,205	7,754
US GAAP(2)	63,778	66,205	66,743	8,596

(1)	Under HK GAAP, comparative figures for 2002 have been restated as a result of the adoption in 2003 of the SSAP 12 (Income Taxes) (revised) issued by the Hong Kong Society of Accountants. See Note 4(a) to our audited consolidated financial statements. Comparative figures for 2001 and prior years have not been restated because it would be impractical to do so.

(2)	See Note 43 to our audited consolidated financial statements for the reconciliation of profit after taxation and shareholder’s funds reported between HK GAAP and US GAAP.

5.B      LIQUIDITY AND CAPITAL RESOURCES

Capital Commitments

     The three largest capital projects we are currently developing are the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link. We have outstanding capital commitments and plans to upgrade and replace assets used in connection with our existing East Rail line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations.

     We estimate the aggregate development costs for the three largest capital projects from project inception to the commencement of operations, including financing costs during construction, as follows:

		Kowloon	Sha Tin
	East Rail	Southern	to Central
	Extensions	Link	Link	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in billions)
Anticipated development costs:
Construction costs	22.9	8.1	34.6	65.6	8.5
Land costs	1.3	0.2	0.9	2.4	0.3
Financing costs	2.5	0.6	7.8	10.9	1.4

Total	26.7	8.9	43.3	78.9	10.2

Anticipated financing sources:(1)
Government equity	8.0	—	—	8.0	1.0
KCRC debt	12.6	6.7	32.6	51.9	6.8

		Kowloon	Sha Tin
	East Rail	Southern	to Central
	Extensions	Link	Link	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in billions)
KCRC internal funds	6.1	2.2	10.7	19.0	2.4

Total	26.7	8.9	43.3	78.9	10.2

(1)	As of December 31, 2003, total financing sources amounted to HK$22,311.5 million (US$2,873.7 million), consisting of HK$8,000 million (US$1,030.4 million) of capital contributions from the Hong Kong Government for the Ma On Shan Rail and TST Extension; HK$7,738 million (US$996.7 million) in net proceeds from the US$1 billion in principal amount of the Notes; HK$4,503 million (US$580.0 million) in net proceeds from the US$1 billion in principal amount of 7.25% notes due 2009, US$50.0 million in principal amount of 7.77% notes due 2014; HK$800 million (US$103.0 million) in principal amount of 4.65% notes due 2013, and HK$300 million (US$38.6 million) at a premium in principal amount of 3% notes due 2008 and a principal amount of HK$700 million (US$90.2 million) at a premium in principal amount of 4.8% notes due 2013; and HK$270.5 million (US$34.8 million) from deferred payment of long term credit facilities.

     For the East Rail Extensions, we incurred a total cash outlay of HK$8.1 billion (US$1.0 billion) prior to 2003 and HK$5.6 billion (US$0.7 billion) in 2003. Based on our projected construction schedule, the following is our estimated schedule of payments from 2004 onwards and the actual payments in 2003 for the East Rail Extensions:

	2003	2004	2005	2006 onwards	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in billions)
Construction costs	4.8	5.3	2.3	3.9	16.3	2.1
Land costs	0.4	0.3	0.2	0.1	1.0	0.1
Financing costs	0.4	0.4	0.3	0.2	1.3	0.2

Total	5.6	6.0	2.8	4.2	18.6	2.4

     For the Sha Tin to Central Link, we incurred a total cash outlay of HK$113 million (US$14.6 million) prior to 2003 and HK$458 million (US$59.0 million) in 2003. Based on our projected construction schedule, the following is our estimated schedule of payments from 2004 onwards and the actual payments in 2003 for the Sha Tin to Central Link:

	2003	2004	2005	2006 onwards	Total	Total
	HK$	HK$		HK$	HK$	US$
	(in billions)
Construction costs	0.4	1.1	1.0	32.0	34.5	4.4
Land costs	—	—	0.3	0.6	0.9	0.1
Financing costs	—	0.1	0.2	7.5	7.8	1.1

Total	0.4	1.2	1.5	40.1	43.2	5.6

     For the Kowloon Southern Link, we incurred a total cash outlay of HK$42 million (US$5.4 million) prior to 2003 and HK$107 million (US$13.8 million) in 2003. Based on our projected construction schedule, the following is our estimated schedule of payments from 2004 onwards and the actual payments in 2003 for the Kowloon Southern Link:

	2003	2004	2005	2006 onwards	Total	Total
	HK$	HK$		HK$	HK$	US$
	(in billions)
Construction costs	0.1	0.2	1.8	6.0	8.1	1.0
Land costs	—	—	—	0.2	0.2	—
Financing costs	—	—	0.1	0.5	0.6	0.1

Total	0.1	0.2	1.9	6.7	8.9	1.1

     As of December 31, 2003, we had an aggregate of approximately HK$2,951 million (US$380.1 million) in outstanding commitments for capital expenditure for the development of West Rail Phase I. We had HK$6,382 million (US$822.0 million) in outstanding commitments for capital expenditure of the East Rail Extensions. We had an aggregate of approximately HK$3,972 million (US$511.6 million) in outstanding commitments for capital expenditure relating to the existing East Rail and Light Rail operations and new railway projects.

     Unexpected geological conditions, economic or political developments, accidents or natural disasters can cause delays, design changes and other factors which can increase costs. Moreover, the current estimated sources of funds for West Rail Phase I, the East Rail Extensions, the Sha Tin to Central Link and the Kowloon Southern Link include funds that KCRC expects to generate internally from operations in the future. As a result, we cannot assure you that actual project costs and sources of funds will be the same as those budgeted for these projects.

     The following table sets out our capital expenditure for each of the three years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Railway related operational equipment(1)	13	14	15	2
Assets under construction:(2)
West Rail Phase I	9,653	6,503	4,803	619
East Rail Extensions	3,133	4,352	4,559	587
Kowloon Southern Link/Sha Tin to Central Link	95	61	732	94
Automatic Train Protection System	34	—	—	—
Rolling Stock	591	387	89	11
Others	140	232	226	29

	13,646	11,535	10,409	1,340
Others(3)	20	14	3	—

Total railway assets	13,679	11,563	10,427	1,342
Investment property and buildings	485	—	—	—
Assets under construction for investment property, leasehold land and buildings	431	745	695	91

Total capital expenditure(4)	14,595	12,308	11,122	1,433

(1)	Includes signaling system, telecommunication equipment, automatic revenue collection system, machinery and equipment.

(2)	Assets under construction represent project costs of railway related operational equipment, other railway related assets, and all capital expenditure of West Rail Phase I and the East Rail Extensions.

(3)	Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixture, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, company boats and tools.

(4)	The capital expenditure excludes capitalized investment income and borrowing costs. See Note 3(q) to our audited consolidated financial statements for our accounting policy on borrowing costs and investment income.

Resources for Capital Expenditure

     Earnings. Historically, we have generated our capital resources primarily through earnings. However, for the year ended December 31, 2003, the contribution to capital resources by earnings from railway operations was reduced as the net cash inflow from operating activities was HK$1,870 million (US$240.9 million), a decrease of HK$630 million (US$81.1 million) as compared to that of last year.

     Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. We declared and made a dividend payment of HK$620 million (US$79.9 million) in April 2004. Dividend payments would reduce the funds available to meet capital expenditure and repay indebtedness.

     Earnings will not be sufficient to provide all of the significant capital resources required to complete West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link. To fund West Rail Phase I and the East Rail Extensions projects, we have relied largely on capital contributions by the Government and borrowings. To fund the Kowloon Southern Link and Sha Tin to Central Link projects, we expect to rely largely on borrowings. We currently expect borrowing costs to represent about 9.1% of project costs in respect of all the above four projects, and variations in costs could have a significant effect on the returns from these projects. We anticipate that the US$1 billion in eurobonds issued in July 1999, and the US$50 million private placement made in 1999 under our Euro medium term note program, together with the net proceeds from the US$1 billion in principal amount of the Notes and other debt facilities (see “- Debt Facilities” below), will provide all the debt financing required for West Rail Phase I and the East Rail Extensions projects. We expect to incur significant capital expenditure in connection with the Kowloon Southern Link and Sha Tin to Central Link with material expenditure expected to begin in 2005, when construction is expected to commence. While the details on the capital expenditure related to the Kowloon Southern Link and Sha Tin to Central Link are still being negotiated and are subject to change, we expect to finance the projects from internal resources and new debt. We will likely be required to substantially expand our borrowings to meet part of the project costs for the construction of the Kowloon Southern Link and Sha Tin to Central Link.

     Equity Contributions. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of West Rail Phase I. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Ma On Shan Rail and TST Extension of the East Rail Extensions. These equity injections received from the Government represent approximately 62.5% and 30.0% of the revised estimated project costs of HK$46.4 billion and HK$26.7 billion of West Rail Phase I and the East Rail Extensions, respectively. We do not expect any equity injections from the Government for the Kowloon Southern Link and the Sha Tin to Central Link.

     Debt Facilities. Under the KCRC Ordinance, KCRC is empowered to borrow, issue bonds, notes or other securities, or otherwise raise money and charge all or any part of its property, undertaking and revenue as security for the borrowings. We may exercise such powers to provide ourselves with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes, paying interest, premium or other charges on such money, or repaying sums to the Government. In October 2002, Standard & Poor’s Rating Group, a division of McGraw-Hill, Inc. (“Standard & Poor’s”) affirmed our AA- local and A+ foreign currency ratings. At the same time, Standard & Poor’s affirmed the stable outlook on our foreign currency rating but revised the outlook on our local currency rating to negative from stable. On June 29, 2004, Standard & Poor’s revised its outlook on our local currency rating from negative to stable, and affirmed our foreign currency rating of A+. In September 2003, Fitch Ratings assigned us, on an unsolicited basis, ratings of AA- for our senior unsecured foreign currency debt, AA for our senior unsecured local currency debt and F1+ for our short term debt obligations with a negative outlook on long term ratings. In May 2004, Fitch Ratings affirmed its ratings on us but revised the outlook to stable. In June 2004, Fitch Ratings revised our local currency outlook from stable to negative, but affirmed our local currency rating at AA. In October 2003, Moody’s Investors Services (“Moody’s”) upgraded our foreign currency rating from A3 to A1, reflecting the upgrade of Hong Kong’s foreign currency country ceilings with a stable outlook, and affirmed our domestic currency rating at Aa3 with a stable outlook. The ratings assigned by Moody’s and Standard & Poor’s are the sovereign ceiling of the Government of Hong Kong Special Administrative Region. With respect to our required debt financing for West Rail Phase I and the East Rail Extensions, we have implemented a borrowing strategy designed to diversify funding sources and reduce financing costs. We have developed the following funding sources:

•	In June 2000, we signed a US$42 million export credit loan facility with Export Development Canada (formerly known as Export Development Corporation). This facility, with a 12-year maturity, provided financing for the purchase of a train control and signaling system for West Rail Phase I. This facility bears interest on a floating rate basis at a margin over LIBOR and the loans are unsecured and repayable in 17 semi-annual installments commencing in May 2004 or the seventh month after the date of final delivery of the equipment, whichever is earlier. In addition to the US$22.4 million drawn down in previous years, an amount of US$13.1 million was drawn down during the year.

•	In March 2000, we issued US$1 billion in principal amount of 8% notes due in 2010 (the “Notes”). The Notes are unsecured senior obligations of KCRC and are rated equally with all of our other unsecured senior indebtedness.

•	In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility was made available for payments to the IKK Consortium (comprising Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd.) for the design, manufacture, supply, testing and commissioning of electric multiple unit trains for both West Rail Phase I and the East Rail. One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest on a floating rate basis at a margin over LIBOR. The total amount of the facility was reduced to US$253.6 million as of December 31, 2003, following the cancellation of the undrawn amount of US$47.5 million of the facility effective on June 30, 2003, and the subsequent repayment of US$36.6 million by KCRC. The loans are unsecured and repayable in 17 semi-annual installments commencing in April 2003. As of December 31, 2003, approximately 57% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 43% bears interest at LIBOR plus a margin.

•	In June 1999, we launched a US$1.5 billion Euro medium-term note program under which we may issue notes in any currency and maturities as we may agree with dealers. In January 2000, the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July 1999 and November 1999, we issued US$1 billion in principal amount of 7.25% notes due 2009 and US$50 million in principal amount of 7.77% notes due 2014, respectively, under this program.

     With respect to our required debt financing for the Kowloon Southern Link and Sha Tin to Central Link, we intend to implement a borrowing strategy designed to diversify funding sources and reduce financing costs. We have utilized the following funding sources:

•	In June 2003, we issued a two-tranche Hong Kong dollar retail bonds issuance, including HK$300 million in principal amount of 3% notes due 2008 and HK$700 million in principal amount of 4.8% notes due 2013.

•	In June 2003, we issued HK$800 million in principal amount of 4.65% notes due 2013 under the Euro medium-term note program set up in June 1999.

Investments

     Our Managing Board has adopted a set of guidelines governing the investment of resources intended to regulate our credit risk exposure as well as currency exposure. Currently, all our investments must be in Hong Kong dollars or U.S. dollars or hedged into these currencies. As of December 31, 2003, our cash, investments and deposits with banks were HK$14,921 million (US$1,921.8 million) after investment of the net proceeds of the US$1 billion in principal amount of the Notes that we issued in March 2000, US$1 billion in principal amount of 7.25% notes due 2009 that we issued in July 1999, US$50 million in principal amount of 7.77% notes due 2014 that we issued in November 1999, HK$300 million in principal amount of 3% notes due 2008, HK$700 million in principal amount of 4.8% notes due 2013 and the HK$800 million in principal amount of 4.65% notes due 2013 that we issued in June 2003. Of such HK$14.9 billion, over HK$7.3 billion was in bank deposits and certificates of deposit. HK$7.0 billion was invested in unlisted fixed income securities. Over HK$11.3 billion of our investments was in obligations (or with institutions) rated in the top two rating categories of recognized international rating agencies. As of December 31, 2003, over HK$8.9 billion represented Hong Kong dollar obligations. The information on the market value of these securities was obtained from dealers in fixed income securities. The market value of these securities may fluctuate to reflect market conditions such as movements of interest rates, liquidity and financial positions of the issuers of these securities.

Working Capital

     Our working capital was a net current liability of HK$748 million (US$96.3 million) as of December 31, 2003. This was mainly attributable to the decrease in the balance of cash and cash equivalents as a result of payments for capital expenditure for West Rail Phase I and the East Rail Extensions. Our need for operational working capital is limited, as our operating expenses are primarily funded through passenger fares paid on a current basis. It is expected that liquidation of our investments with external investment managers will allow us to meet these payments in 2004.

5.C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     We do not generally conduct our own research and development with respect to major capital projects. Nor do we anticipate a significant need for research and development services in the foreseeable future, or expect to require any such services in connection with our other businesses.

5.D      TREND INFORMATION

     In 2003, our ridership was impacted by the SARS outbreak and increased competition. Our ridership recorded a 6% decrease in overall patronage to 1,132,000 passenger trips a day on average for the year, due to intense competition from the cross-boundary coach operators. Since then, our market share in the transport market in both percentage terms and absolute passenger numbers have not recovered to pre-SARS levels. The monthly ridership figures for the last six months of 2003 indicate a worsening downward trend, with passenger numbers from July to December 2003 being over 8% down compared with the same period in 2002. The latest in passenger ridership figures of 2004 do not indicate that this trend will reverse in the immediately foreseeable future. In comparison, the cross-boundary coach operators increased their market share as they took advantage of the further opening of the closed areas near the boundary. The effect of the Government’s recent decision to legalize and regulate the cross-boundary bus services, which were previously operating without authorization from the Government on competition in the cross-boundary market is uncertain. The opening of the Lok Ma Chau

Spur Line in late 2006 will provide us with a much-needed second boundary crossing. The Lok Ma Chau Spur Line, together with the opening of Phase I of the Shenzhen metro, which will connect the Huanggang Station on the mainland China side to Lo Wu, is expected to enable us to compete more effectively with road transport operators in the cross-boundary market.

     At present, mainland China authorities and the Transport Department of the Government are discussing ways to regulate the coaches operating between Hong Kong and Huanggang. The outcome of such discussions between the two authorities could have a significant impact on our cross-boundary business.

     For the first five months of 2004, West Rail Phase I daily patronage, at around 103,200, was 47.7% below the budget figure of 197,200. The reasons for this below budget ridership include lower population growth in the north-western New Territories than that forecasted by the Government, which is in part due to the suspension of planned real property development along West Rail, and a higher level of competition due to fewer bus routes being cancelled than expected.

     West Rail Phase I ridership is anticipated to grow to approximately 140,000 by the end of 2004, giving a total ridership of less than 50% of our forecast. This anticipated growth is based on our assumption that we will implement a number of improvement measures in 2004, such as Light Rail and Bus route rationalization, the provision of a West Rail feeder service at Tsuen Wan and enhanced advertising and promotion, including, continuation of the free ride promotion. If these improvement measures fail to increase ridership, the shortfall in passenger numbers between the actual and forecasted figures will be greater. If we fail to increase our ridership levels, the profitability of West Rail Phase I would be adversely affected. However, we anticipate that ridership will increase upon the completion of the Kowloon Southern Link in early 2009.

     We have withheld inviting further tenders for our property development projects until the end of 2004, based on our agreement with the Government to help stabilize the property market. We intend to put as a priority the completion of the development of West Rail property sites as soon as practicable, as we believe that the future residents of these sites may contribute significantly to the growth of the West Rail Phase I ridership. However, our main source of revenue has always been and will continue to be fares. The receipts from property developments are not a regular source of revenue and are not a dependable long-term stable source of revenue for us. In any event, we are only entitled to profits from those developments to be built along the East Rail, Light Rail and Ma On Shan Rail, and all profits arising from developments built along West Rail Phase I will belong to the Government.

     In relation to West Rail Phase I, which has been in commercial operation since December 2003, we have granted a six-month rent-free period to all tenants and will continually review the rental concessions. However, due to the lower than forecasted ridership, some tenants are in financial difficulty. The commercial revenue arising from West Rail Phase I commercial property portfolio will be adversely affected. In view of the low patronage, ancillary revenue from West Rail Phase I is expected to remain low until 2008, when our joint venture property developments are expected to be completed. We expect property revenues to increase in 2005, 2006 and 2007 due to the expanded property portfolio along the Ma On Shan Rail, TST Extension and Lok Ma Chau Spur Line.

     On February 24, 2004, the Government announced that KCRC and MTRCL were invited to commence negotiations on a possible merger. KCRC and MTRCL are to submit to the Government the outcome of the negotiations, including preliminary transaction terms and the framework of a draft operating agreement with key terms on operational matters, including but not limited to the fare adjustment mechanism and safeguards and measures to deal with service disruption. The Government would then determine the way forward. The negotiations are to be conducted under the following parameters set by the Government:

•	Adoption of a more objective and transparent fare adjustment mechanism;

•	Abolition of the second boarding charge and review of the fare structure with the objective of reducing fares;

•	Early resolution of interchange arrangements for rail projects under planning, notably the Sha Tin to Central Link;

•	Ensuring job security for the front line staff of both corporations at the time of the merger;

•	Provision of seamless interchange arrangements in the long run; and

•	Conclusion of negotiations by August 31, 2004.

5.E      OFF-BALANCE SHEET ARRANGEMENTS

     In order to maximize financial returns on the value of our fixed assets, we have entered into several individually structured transactions or arrangements to lease out and lease back assets which include rolling stock, signaling equipment, revenue collection equipment and railway infrastructure. As of December 31, 2003, a portion of our assets with a total original cost of HK$11,836 million (US$1,524.5 million) and net book value of HK$8,300 million (US$1,069.0 million) were covered by nine such structured arrangements, two of which were concluded during 2003. The leasing subsidiaries which are involved in each of these arrangements are wholly-owned by us and are consolidated within our audited consolidated financial statements, and the assets and liabilities arising from these arrangements are separately disclosed under the reconciliation of consolidated shareholder’s funds to US GAAP in Note 43(j) to our audited consolidated financial statements. See Note 3(o) and 12(h) to our audited consolidated financial statements for descriptions of the accounting treatment under HK GAAP and Note 43(h) for descriptions of the differences in treatment under HK GAAP and US GAAP. Eight of the arrangements do not qualify as off-balance sheet arrangements as defined in Item 5.E of Form 20-F. The remaining one arrangement qualifies as an off-balance sheet arrangement as we have a retained interest in the assets of an unrelated entity which is not consolidated within our audited consolidated financial statements. However, we do not expect the non-consolidation of this unrelated entity in our audited consolidated financial statements to have a current or future effect on our financial condition that would be material to investors.

5.F      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments as of December 31, 2003:

	Payments Due by Period
	Less than	1-3	4-5	After 5
Contractual Obligations	1 year	years	years	years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Interest-bearing borrowings	297	597	912	18,207	20,013	2,578
Capital lease obligations(1)	671	1,328	1,718	9,783	13,500	1,739
Operating leases	87	45	8	—	140	18

Total	1,055	1,970	2,638	27,990	33,653	4,335

	Amount of Commitment Expiration Per Period
	Less than	1-3	4-5	After 5
Other Commercial Commitments	1 year	years	years	Years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Short-term uncommitted revolving credit facilities	2,350	—	—	—	2,350	303
Letter of credit	20	—	—	—	20	3
Overdraft facilities	25	—	—	—	25	3
Medium term note program	—	—	—	14,399	14,399	1,854
Letter of credit for US leveraged leases	265	927	920	164	2,276	293
Export credit loan facilities	—	—	—	51	51	7
Purchase commitments
Capital expenditure(2)	7,960	3,855	785	705	13,305	1,713
Recurrent expenditure	978	138	—	—	1,116	144

Total	11,598	4,920	1,705	15,319	33,542	4,320

(1)	Capital lease obligations represent all the lease payment commitments in respect of certain lease out and lease back arrangements, including those which meet the definition of a liability and are recognized as obligations in the balance sheet (see Note 28 to our audited consolidated financial statements) and those not recognized as obligations in the balance sheet under HK GAAP (see Note 43(h) to our audited consolidated financial statements).

(2)	The purchase commitments in connection with capital expenditure relate to capital works contracted for and capital works authorized but not contracted for as of December 31, 2003. Since these works had not commenced as of December 31, 2003, they were not provided for in our audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A      DIRECTORS AND SENIOR MANAGEMENT

     We are overseen by our Managing Board, which comprises a Chairman, the Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by KCRC subject to the prior approval of the Chief Executive of Hong Kong. The Chief Executive Officer is responsible for the day-to-day management and operation of KCRC, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of KCRC. The Chairman and eight other members of our Managing Board do not have service contracts with KCRC and do not have benefits upon termination of appointment.

     Several committees have been formed to assist the Board and supervise specific aspects of KCRC’s operations, namely, Finance Committee, Audit Committee, Strategic Human Resource Committee, Property Committee and Capital Projects Committee.

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

     In 2003, the terms of appointment of two members expired, namely, Mr. Michael P.S. Tien and Mr. K.Y. Yeung. Mr. Michael P.S. Tien was reappointed as the Chairman for a term of two years from

December 24, 2003. Mr. K.Y. Yeung retired as the Chief Executive Officer and Member of the Managing Board on December 31, 2003. Mr. Samuel M.H. Lai succeeded Mr. K.Y. Yeung as Chief Executive Officer (Acting) on January 1, 2004. Mr. Patrick S.C. Wang and Mr. Victor H.W. So resigned from the Board on January 31, 2004. Two new members, Mr. Abraham L.H. Shek and Professor Richard Y.C. Wong, were appointed to the Managing Board for a term of two years commencing February 1, 2004.

     The present members of the Managing Board together with their principal outside functions, if any, are as follows:

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Michael P.S. Tien, BBS, JP(1)(2) Chairman Chairman of Strategic Human Resource Committee Member of Capital Projects Committee Member of Property Committee	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, and Chairman of the Privatisation Sub-group of the Business Advisory Group, Vice Chairman of the Employee Retraining Board, Member of the Education Commission, Manpower Development Committee and Guangdong Chinese People’s Political Consultative Conference.	2001	23 December 2005

Samuel M.H. Lai Chief Executive Officer (Acting) Member of Finance Committee Member of Capital Projects Committee Member of Property Committee	Member of the Hong Kong Management Association’s Membership Committee	2004	No Expiry

Vincent H.C. Cheng, OBE, JP(2)(3) Chairman of Finance Committee Member of Strategic Human Resource Committee	Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Vice Chairman and Chief Executive of Hang Seng Bank Limited, Director of Great Eagle Holdings Ltd. and Chairman of Process Review Panel for the Securities and Futures Commission.	1997	15 November 2004

Vincent W.S. Lo, JP(2) Chairman of Property Committee Member of Capital Projects Committee	Senior Partner, Gallant Y.T. Ho & Co., Director of BOC China Fund Ltd., GZITIC Hualing Holdings Ltd., and Shanghai Commercial Bank Trustee Ltd., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee and Assistant Director of the Red Cross Council, Member of the Consumer Legal Action Fund Management Committee and the Lotteries Fund Advisory Committee.	1999	23 December 2004

Patrick B. Paul, CBE(3) Chairman of Audit Committee Member of Strategic Human Resource Committee	Non-executive Director of Johnson Electric Holdings Ltd. and Kingsway International Holdings Ltd.	2002	23 December 2004

M.Y. Wan, BBS, JP(1)(2) Chairman of Capital Projects Committee Member of Audit Committee	Director of M Y Wan and Associates Limited, Member of Elderly Commission, Panel Member of Municipal Services Appeals Board, President of Youth Outreach. Council Member of Hong Kong	2002	15 November 2004

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Member of Property Committee	Federation of Youth Groups, Manager of Chi Lin Buddhist Secondary School (SOS).

Abraham L.H. Shek, JP(2) Member of Capital Projects Committee Member of Audit Committee Member of Strategic Human Resource Committee	Member of the Legislative Council, Executive Director of Styletec Building Materials Limited and Wellco Holdings Limited, Director of Shakespeare4all Company Limited, Non-Executive Director of Midas International Holdings Limited, Paliburg Holdings Limited and Sino Elite Ltd.	2004	31 January, 2006

Richard Y.C. Wong, SBS, JP(1)(2) Member of Property Committee Member of Finance Committee	Professor of Economics, Dean of the Faculty of Business and Economics of the University of Hong Kong, Non-Executive Director of Great Eagle Holdings Ltd., ICBC (Asia) Ltd., CK Life Sciences International (Holdings) Ltd. and Orient Overseas (International) Ltd.	2004	31 January, 2006

Sarah S.T. Liao, JP(2) Member of Capital Projects Committee Member of Strategic Human Resource Committee	Secretary for the Environment, Transport and Works, the Government of the Hong Kong Special Administrative Region (ex officio)	2002	No expiry

Frederick S.H. Ma, JP(2) Member of Capital Projects Committee Member of Finance Committee Member of Property Committee Member of Strategic Human Resource Committee	Secretary for Financial Services and the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio)	2002	No expiry

(1)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(3)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire and the abbreviation “OBE” means Officer of the Most Excellent Order of the British Empire. These titles and honors are awarded by the British monarch.

     One member of our Managing Board is affiliated with The Hongkong and Shanghai Banking Corporation Limited. Vincent H.C. Cheng is the Vice-Chairman of Hang Seng Bank Limited, which is 62% owned by The Hongkong and Shanghai Banking Corporation Limited. Sarah Liao and Frederick Ma were appointed by our sole shareholder, the Government.

Members of Senior Management	Position	Position Held Since
Samuel M.H. Lai	Chief Executive Officer (Acting)	2004
Y.T. Li	Senior Director, Transport	2003
K.K. Lee	Senior Director, Capital Projects	2004
Ian M. Thoms	Director, West Rail	1998
Jonathan H.G. Yu, JP(1)	Director, Operations(a)	1989

Members of Senior Management	Position	Position Held Since
Daniel C. Lam, BBS, JP(1)(2)	Director, Property	2000
Kenneth K. S. Leung, SBS(2)	Director, New Railway Projects	2000
Lawrence C.P. Li	Director, Finance	2004
Mimi Cunningham	Director, Human Resource	2004
David A. Fleming	Company Secretary	1997

(1)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(2)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honors are awarded by the Hong Kong Special Administrative Region.

(a)	Director, Light Rail was retitled to Director, Operations in 2003.

     The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong.

6.B      COMPENSATION

     The aggregate compensation paid by KCRC to all members of the Managing Board and senior management as a group for 2003 was HK$45 million (US$5.8 million). Members of the Managing Board are entitled to receive fees, and members of senior management receive compensation in the form of salaries, allowances, benefits-in-kind, gratuities and payment in lieu of annual leave. The Chief Executive Officer (Acting), while he was the Senior Director, Finance and Management, was paid a special allowance in recognition of his additional responsibilities arising from the gradual take-over of the responsibilities of the Chief Executive Officer. There were no retirement or severance benefits granted to members of the Managing Board, except for a payment to the previous Chief Executive Officer upon his departure from KCRC on December 31, 2003 as a result of his entitlement to long service payment under the Employment Ordinance. We have paid HK$137 million (US$17.6 million) being retirement costs for our employees for the year 2003, as compared to HK$129 million (US$16.6 million) in 2002 and HK$123 million (US$15.8 million) in 2001. Please see Note 39 of our audited consolidated financial statements.

     In 2003, we completed a comprehensive review of all compensation and benefits with the help of external independent consultants. One of the measures resulting from this review was the introduction of an element of variable pay into the senior executives’ annual remuneration. The aim is to link the payment of variable pay to the performance of both KCRC as a whole and the individuals concerned. We expect to launch the variable pay scheme to the top three tiers of management in the second half of 2004.

6.C      MANAGING BOARD PRACTICES

     The three standing committees in the area of audit, finance and compensation are as follows:

     The Finance Committee deals with the investment of surplus funds and advises the Managing Board on our strategies for the financing of future major capital projects. KCRC’s Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. Members of the Finance Committee are Vincent H.C. Cheng, Richard Y.C. Wong, Fredrick S.H. Ma and Samuel M.H. Lai and the expert member is Alfred H.K. Li. This committee is chaired by Vincent H.C. Cheng.

     The Audit Committee reviews our annual accounts prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal and external auditors. Members of the Audit Committee are Patrick B. Paul, M.Y. Wan and Abraham L.H. Shek. This committee is chaired by Patrick B. Paul. The Internal Audit Department reviews the internal controls of all major financial and operational activities and reports to the Audit Committee.

     On January 21, 2003, the former Committee on Senior Executive Remuneration was renamed as the Strategic Human Resource Committee. This Committee reviews and makes recommendations to the Managing Board with respect to the appointment, termination and remuneration of executive directors who are not Members of the Managing Board, and senior executives who report directly to the Chief Executive Officer. It also recommends to the Managing Board the appropriate levels of remuneration for all staff. Members of the Strategic Human Resource Committee are Michael P.S. Tien, Vincent H.C. Cheng, Patrick B. Paul, Abraham L.H. Shek, Sarah S.T. Liao and Frederick S.H. Ma and the expert members are Paula C.M. Ko Wong and Anita M.C. To Yu. This committee is chaired by Mr. Michael P.S. Tien.

6.D      EMPLOYEES

     We employed a total of 5,871 full-time staff as of December 31, 2003. We had 1,470 contract staff, generally with a contract term of two years, hired for West Rail Phase I and the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link projects. Staffing levels have increased at an accelerated pace during the last three years to meet additional manpower requirements of West Rail Phase I and the East Rail Extensions. We hired 898 new staff in 2003, including 102 for the East Rail Extensions Division. Of a total of 1,983 operating staff, 882 belong to either the Railway Workers Union, carried over from when the Kowloon-Canton Railway was operated by the Government, the Operating Staff Association or the Kowloon-Canton Railway Employees Association. Union membership is not compulsory at KCRC and there has never been any union contract in effect since we were formed. We recognize the three unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation. We have not experienced any organized labor disputes since KCRC was formed. At December 31, 2002 and 2001, we had 5,510 and 5,170 employees, respectively.

     Our Human Resource Division continuously analyzes, improves and synchronizes our human resources planning and practices with our business needs. We emphasize the importance of training and development, and endeavor to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet our current and anticipated needs. We believe that our relations with our employees are good, and we regularly consult with our employees when formulating staff policies. Employee turnover in 2003 was approximately 9.4%. To address a potential shortage in engineering and maintenance staff for various capital projects when they come into operation, we have commenced a program of early recruitment and intensive training, as well as identifying opportunities for internal promotion among our existing technical staff.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A      MAJOR SHAREHOLDER

     The Government is our sole shareholder. As of December 31, 2003, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of KCRC, which represents 100% of our total shares outstanding.

     The Government has given us support through close cooperation in our network development and equity injections. Under the KCRC Ordinance, the Government may direct us to declare and pay dividends up to our entire profit, after some allowances, in any given fiscal year.

7.B      RELATED PARTY TRANSACTIONS

East Rail Extensions Project Agreement

     On February 28, 2003, we entered into the subject agreement with the Government for the financing, design, construction and operations of the East Rail Extensions and related services and facilities. Under the terms of the project agreement, we will be responsible for, and will bear and finance the full amount of the capital cost for the construction and operation of the East Rail Extensions, and the costs of the removal and replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the East Rail Extensions.

     We received an equity injection of HK$8 billion from the Government for the construction of the Ma On Shan Rail and TST Extension in March 2001. We expect to finance the balance of the cost for the project from commercial financing and internal resources. We expect to design and complete the construction of the TST Extension and Ma On Shan Rail and to bring them into operation by 2004.

     We were granted the property development rights to four sites on the Ma On Shan Rail alignment above the Tai Wai station and Maintenance Center, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at the Fo Tan station and Ho Tung Lau Maintenance Center. The grant of such property development rights shall be at a premium payable to the Government to be assessed at the date of such grant, together with an annual rent of a specified percentage of the ratable value of the subject of such grant as assessed from time to time. We will be responsible for all works required to construct the proposed property developments. Further, we and the Government have agreed that any property development profits from these sites in excess of a specified amount would be distributed to the Government as extraordinary dividends, subject to certain exemptions.

Entrustment Agreements

     We have entered into entrustment agreements with the Government in respect of certain public infrastructure works and other works along the routes of the West Rail Phase I and the East Rail Extensions, under which we have agreed to carry out works on behalf of the Government in return for periodic reimbursements based on the work completed.

Investments in Debt Securities Issued by the Government

     Since December 15, 2003, we have not held any investments in debt securities issued by the Government and Government-owned entities in Hong Kong. Interest income derived from our investment in these debt securities during 2003 amounted to HK$11 million.

Octopus Cards Limited

     In 2003, we made payments of HK$29 million to Octopus Cards Limited, of which we hold 22.1% of its shares, in respect of fees for the use of the Octopus cards system. These payments were made based on the fare revenue generated from Octopus cards. No other charges were made or incurred by us in respect of the administration of the Octopus cards system. We received HK$7 million from Octopus Cards Limited in ticket loading agent fees for providing add-value amount on Octopus cards.

Shareholding in and Loan to WRPDL

     On February 24, 2000, we entered into a shareholding agreement with the Government for the establishment of WRPDL, a holding company we formed together with the Government, to undertake all property developments along the West Rail Phase I route. The issued share capital of WRPDL comprises 51 ordinary “A” shares and 49 ordinary “B” shares, which are held by us and the Government respectively. The ordinary “A” shares are not entitled to any distribution by WRPDL other than a return of capital, and the ordinary “B” shares are entitled to all dividends declared by WRPDL and a return of capital.

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

     Subsidiaries of WRPDL have been formed to implement property developments along the West Rail Phase I route whereby the Government will receive the profits, if any, from each development and we will earn management fees. For a list of these subsidiaries, see “Item 4. Information on the Corporation — Organizational Structure.”

     As of December 31, 2002, included in other receivables as noted in our audited consolidated financial statements are certain costs relating to the property development along the West Rail Phase I route amounting to HK$498 million (US$63.9 million). Pursuant to the terms of the shareholding agreement, the above amount together with the related accrued interest of HK$148 million (US$19.0 million) will be aggregated together with the balance of the outstanding loan granted to WRPDL, pending agreement between KCRC and the Government. The amounts have been included in the balance of loan to WRPDL at December 31, 2003 upon agreement between KCRC and the Government according to the provisions as set out in the Shareholding Agreement. See Notes 19 and 23 to our audited consolidated financial statements.

     No member of the Managing Board or the Senior Management, or any officer of KCRC is or was, during the last three years, indebted to us.

7.C      INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A      CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Item 17. Financial Statements” and pages F-1 through F-54.

Legal Proceedings

     As of December 31, 2003, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of West Rail Phase I and the East Rail Extensions projects for which no provisions have been made in the financial statements as of December 31, 2003. The Group is in the process of resolving these claims and the amounts of the Group’s obligations, if any, cannot be estimated reliably. See Note 42 to our audited consolidated financial statements.

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

     In 2004, we declared and paid a dividend of HK$620 million (US$79.9 million), representing 44.9% of our 2003 profit after taxation.

Significant Changes

     The lower than forecasted ridership on the West Rail Phase I is likely to affect our profitability. For details, see “Item 5 — Operating and Financial Review and Prospects — Trend Information”. Also, our profitability is likely to be affected by increased competition from cross-boundary operators. The impact of the Government’s recent decision to legalize and regulate all previously unauthorized cross-boundary bus operators on the growth in numbers of such cross-boundary bus operators is uncertain.

ITEM 9. THE OFFER AND LISTING

9.A      THE OFFER AND LISTING DETAILS

     The stock of KCRC is not listed on any market.

9.C      MARKETS

     The principal trading markets for the Notes are the Hong Kong Stock Exchange, traded as selectively marketed debt securities (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), the New York Stock Exchange and the London Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

10.B      MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register.

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

     The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate the Light Rail. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of KCRC.

Corporate Governance.

     We are overseen by our Managing Board. The Managing Board comprises a Chairman, a Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by KCRC subject to the prior approval of the Chief Executive of Hong Kong.

     Several committees have been formed to supervise specific aspects of KCRC’s operations, namely, Finance Committee, Audit Committee, Strategic Human Resource Committee, Property Committee and Capital Projects Committee.

     Pursuant to the enactment of the KCRC (Amendment) Ordinance in December 2001, the functions and duties of the Chairman were separated from those of the Chief Executive Officer by creating the office of the Chief Executive Officer of KCRC. The Chief Executive Officer is responsible for the day to day management and operation of KCRC, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of KCRC. The Board General Standing Orders and Rules of Conduct for Corporation Business govern the proceedings of the Managing Board. The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by KCRC or a subsidiary of KCRC which is brought up for consideration by KCRC must disclose the nature of his interest at a meeting of KCRC. The disclosure shall be recorded in the minutes of KCRC, and the member shall not without the permission of the Chairman take any part in any deliberation of KCRC with respect to that contract and shall not in any event vote on any question concerning it.

     Under the KCRC Ordinance, KCRC may, as it thinks fit, borrow or otherwise raise money and charge all or any part of its property as security. KCRC may also create and issue bonds, notes or other securities which may be charged on the property, undertaking and revenue of KCRC. The Managing Board is the governing body of KCRC with authority to exercise the power to borrow conferred upon it by the KCRC Ordinance.

     The Financial Secretary of the Government determines the salaries or fees and allowances that KCRC shall pay to the members of the Managing Board. The quorum of KCRC shall be five. There is no provision in the KCRC Ordinance requiring retirement at a certain age. See “Item 6. Directors, Senior Management and Employees” for further information about our Managing Board.

Shares

     The Government is our sole shareholder. There are no corporate or shareholder documents that set forth the voting rights of the shareholder or rights, preferences and restrictions with respect to our shares.

     Under the KCRC Ordinance, the Financial Secretary of the Government may, after consulting KCRC, increase the authorized capital of KCRC. Shares in the authorized capital of KCRC are allotted to the Government at par as required in writing by the Financial Secretary.

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

     Pursuant to the Kowloon-Canton Railway (Increase in Authorized Capital) Order 2001 effective on March 2, 2001, the authorized capital of KCRC was increased from HK$34,000,000,000 divided into 340,000 shares of HK$100,000 each to HK$42,500,000,000 divided into 425,000 shares of HK$100,000 each.

     On March 2, 2001, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government, in consideration of the equity injection received from the Government for the construction of the TST Extension and Ma On Shan Rail.

10.C      MATERIAL CONTRACTS

     Pursuant to the Deed of Vesting dated January 2, 2002, KCRC acquired the Lo Wu Terminal Building Stage III from the Government.

     Pursuant to a Letter of Acceptance dated October 28, 2002, KCRC accepted the tender submitted by Balfour Beatty Group Limited and Lam Construction Company Limited for the construction of the Lok Ma Chau Terminus and associated works included in the East Rail Extensions (LCC-300). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

     Pursuant to a Letter of Acceptance dated October 29, 2002, KCRC accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd. for the construction of a public transport interchange and property development enabling works at the Tai Wai station (PCC-TWS). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

     Pursuant to a Letter of Acceptance dated October 29, 2002, KCRC accepted the tender submitted by Chun Wo Construction & Engineering Co., Ltd. for the construction of a public transport interchange and property development enabling works at the Wu Kai Sha station (PCC-WKS). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

     Pursuant to a Letter of Acceptance dated October 30, 2002, KCRC accepted the tender submitted by Dragages Et Travaux Publics (HK) Ltd. and Bouygues Travaux Publics S.A. for the construction of the Sheung Shui to Chau Tau tunnels included in the East Rail Extensions (LDB-201). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. This contract created by the Letter of Acceptance was amended by an Agreement Under Hand dated December 19, 2002. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

     Pursuant to a Letter of Acceptance dated December 17, 2002, KCRC accepted the tender submitted by Maeda Corporation for the construction of the west section alignment and associated works included in the East Rail Extensions (LCC-202). Under the Letter of Acceptance, the contractor agrees to execute construction of the project in accordance with the terms and conditions of the Articles of Agreement, Letter of Clarification, General Conditions of Contract, Special Conditions of Contract, Form of Tender, Drawings and Specifications. The components of the contract cost for the project and the payment terms have been filed separately with the Commission pursuant to an application for confidential treatment.

     Pursuant to the East Rail Extensions Project Agreement dated February 28, 2003, the Government awarded to KCRC the rights for the financing, design, construction and operations of the East Rail Extensions and related services and facilities, which includes property development rights to four sites on the Ma On Shan Rail alignment above the Tai Wai station and depot, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance centre. The Government and KCRC have agreed that property development profits from these sites in excess of a specified amount will be distributed to the Government as extraordinary dividends. The capital cost estimate, the amount payable to or by the Government in consideration for the rental of land and the agreed allocation of property development profits from these sites have been filed separately with the Commission pursuant to an application for confidential treatment.

10.D      EXCHANGE CONTROLS

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

10.E      TAXATION

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

Hong Kong Taxation

     Under Hong Kong law in effect as of the date of this Annual Report, neither we nor any paying agent will be required to deduct or withhold any Hong Kong taxes in respect of payments on the Notes. The Notes are not subject to Hong Kong stamp duty upon issue and stamp duty will not be payable on any subsequent transfer provided that the Notes are denominated in a currency other than the currency of Hong Kong and are not repayable in any circumstances in the currency of Hong Kong or provided that the Notes do not:

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

     Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business, excluding profits arising from the sale of capital assets. Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) as it is currently applied, interest on the Notes may be deemed to be profits arising in or derived from Hong Kong from a trade, profession or business carried on in Hong Kong in the following circumstances:

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

United States Taxation

     The discussion addresses only the material U.S. federal income tax consequences under present law to U.S. Holders (as defined below) who are original purchasers of the Notes. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of their individual circumstances or to certain types of holders subject to special treatment, such as certain financial institutions, insurance companies, tax-exempt organizations, dealers, traders in securities who elect to mark to market, or persons who hold the Notes as part of a hedging transaction, straddle, conversion or other integrated transaction.

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

     Taxation of U.S. Holders

     Interest paid on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of tax accounting. The Notes were issued at no more than a de minimis discount and, accordingly, were not treated as having original issue discount. Interest income generally will be from sources outside the United States for purposes of the foreign tax credit limitation.

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

     Information Reporting and Backup Withholding

     Payments in respect of Notes and proceeds from the disposition of the Notes may be subject to information reporting to the United States Internal Revenue Service and to U.S. backup withholding tax. Backup withholding will not apply, however, if you furnish a correct taxpayer identification number or certificate of foreign status or are otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a Non-U.S. Holder will provide such certification on Form W-8 BEN.

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

10.H      DOCUMENTS ON DISPLAY

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We have managed interest and foreign currency exchange rate risks of our investment securities portfolio and debt instruments by adjusting both the maturity structure of the portfolio and the amount of floating interest rate and foreign currency-denominated securities and debt instruments. In addition, we employ off-balance sheet derivative instruments such as interest rate swaps, cross currency swaps and foreign exchange forward contracts to reduce or eliminate interest and foreign currency exchange rate risks associated with interest and foreign exchange rate movements.

     Our Finance Committee is responsible for overseeing our interest and foreign currency exchange rate risk management process and recommending policies regarding interest and foreign exchange rate exposures for approval by our Managing Board. Adherence to these policies is monitored by our finance division on an ongoing basis.

     The following presents information regarding our market risk exposures as of December 31, 2003. References in the following tables to “AUD” are to the Australian dollar, “CAD” are to the Canadian dollar, “CHF” are to the Swiss Franc, “EUR” are to the Euro and “GBP” are to the Pound Sterling.

Interest Rate Risk

     For investment securities and debt instruments, the following table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2002 and 2003. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ underlying cash flows are denominated in the currencies indicated below.

	As of December 31, 2003
	Expected Maturity Date								As of December 31, 2002
								Aggregate		Aggregate
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value(1)	Total	Fair Value(1)
	(HK$ equivalent in millions, other than interest rates)
Investment securities:
Fixed rate:
Principal amount (HK$)	3,892	—	—	—	—	—	3,892	3,841	10,565	10,687
Average interest rate	2.4%
Principal amount (US$)	2,731	387	8	—	—	—	3,126	3,162	5,249	5,335
Average interest rate	2.4%	5.0%	2.9%
Principal amount (EUR)	166	—	—	—	—	—	166	169	—	—
Average interest rate	4.2%
Variable rate:
Principal amount (HK$)	30	—	20	—	—	—	50	50	—	—
Average interest rate	0.6%		0.7%
Principal amount (US$)	349	317	264	—	—	—	930	931	632	632
Average interest rate	1.4%	1.3%	1.4%
Debt instruments:
Fixed rate:
Medium term note
Principal amount(US$)	—	—	—	—	—	(8,152)	(8,152)	(9,452)	(8,189)	(9,649)
Average interest rate						7.4%
Principal amount(HK$)	—	—	—	—	—	(800)	(800)	(787)	—	—
Average interest rate						4.7%
Global note (the “Note”)
Principal amount(US$)	—	—	—	—	—	(7,764)	(7,764)	(9,344)	(7,799)	(9,560)
Average interest rate						8.2%
Export credit loan
Principal amount US$)	—	—	—	(199)	(265)	(663)	(1,127)	(1,198)	(817)	(881)
Average interest rate				5.7%	5.7%	5.7%
Retail bond
Principal amount (HK$)	—	—	—	—	(300)	(700)	(1,000)	(1,000)	—	—
Average interest rate					3.0%	4.9%
Variable rate:
Export credit loan
Principal amount US$)	(298)	(297)	(298)	(103)	(38)	(84)	(1,118)	(1,118)	(992)	(992)
Average interest rate	1.8%	1.8%	1.8%	1.8%	1.9%	1.9%
Interest rate swaps(1):
Fixed to variable rate:
Notional amount (US$)	—	—	—	—	—	3,882	3,882	561	3,899	678
Interest pay rate						2.2%
Interest receive rate						7.7%
Notional amount (HK$)	—	—	—	—	300	1,500	1,800	(32)	—	—
Interest pay rate					0.2%	0.7%
Interest receive rate					3.0%	4.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

Foreign Currency Exchange Rate Risk

     The table below provides information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The table summarizes information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2002 and 2003. For foreign currency exchange agreements, the table presents notional amounts and weighted average exchange rates by the expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2003
	Expected Maturity Date								As of December 31, 2002
								Aggregate		Aggregate
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value(1)	Total	Fair Value(1)
	(HK$ equivalent in millions, other than interest rates and exchange rates)
Investment securities:
Fixed rate:
Principal amount (US$)	2,731	387	8	—	—	—	3,126	3,162	5,249	5,335
Average interest rate	2.4%	5.0%	2.9%
Principal amount (EUR)	166	—	—	—	—	—	166	169	—	—
Average interest rate	4.2%
Variable rate:
Principal amount (US$)	349	317	264	—	—	—	930	931	632	632
Average interest rate	1.4%	1.3%	1.4%
Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	—	—	—	(8,152)	(8,152)	(9,452)	(8,189)	(9,649)
Average interest rate						7.4%
Global note (the “Note”)
Principal amount (US$)	—	—	—	—		(7,764)	(7,764)	(9,344)	(7,799)	(9,560)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	—	(199)	(265)	(663)	(1,127)	(1,198)	(817)	(881)
Average interest rate				5.7%	5.7%	5.7%
Variable rate:
Export credit loan
Principal amount(US$)	(298)	(297)	(298)	(103)	(38)	(84)	(1,118)	(1,118)	(992)	(992)
Average interest rate	1.8%	1.8%	1.8%	1.8%	1.9%	1.9%
Foreign exchange agreements:
Receive CAD/pay HK$	—	—	—	—	—	—	—	—	0.8	—
Average contractual exchange rate
Receive CHF/pay HK$	—	—	—	—	—	—	—	—	31.9	6.7
Average contractual exchange rate
Receive EUR/pay HK$	29.4	11.8	2.0	—	—	—	43.2	8.5	147.9	18.8
Average contractual exchange rate	7.8	9.0	8.8
Receive GBP/pay HK$	10.0	—	—	—	—	—	10.0	1.1	7.2	0.3
Average contractual exchange rate	12.4
Receive US$/pay HK$	2,060.6	1,307.6	—	—	—	—	3,368.2	(6.9)	154.9	—
Average contractual exchange rate	7.8	7.7
Receive US$/pay EUR	159.2	—	—	—	—	—	159.2	(13.7)	—	—
Average contractual exchange rate	1.2

	As of December 31, 2003
	Expected Maturity Date								As of December 31, 2002
								Aggregate		Aggregate
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value(1)	Total	Fair Value(1)
	(HK$ equivalent in millions, other than interest rates and exchange rates)
Currency Swap
Notional amount (Receive US$/ pay HK$)	—	—	—	—	—	15,184	15,184	(497.1)	15,184	(241.3)
Average interest rate						0.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

     The expected maturity dates represent our estimate of the timing of required cash flows. The interest rate risk table assumes interest rates based on a market yield curve at the end of the year. Although certain liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates. Actual future market conditions may differ materially from such assumptions.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our management, with the participation of our Chief Executive Officer (Acting) and our Director, Finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2003. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective.

     There were no significant changes in our internal control over financial reporting (as defined in Rules 13a - 15(e) and 14d - 15(e) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Managing Board has determined that while none of the members of the Audit Committee qualifies as a financial expert as defined under the applicable rules of the U.S. Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, our Managing Board is satisfied that Mr. Patrick B. Paul, the Chairman of the Audit Committee, being a former managing partner of PricewaterhouseCoopers in Hong Kong, is sufficiently experienced and skilled in the area of financial management, application of accounting principles and internal control procedures.

ITEM 16B. CODE OF ETHICS

     Our Code of Ethics, which sets out standards designed to deter wrongdoing and promote ethical conduct among our senior financial officers, is attached as Exhibit 11.1. Our Code of Ethics is also publicly available on our website at http://www.kcrc.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The fees for the professional services rendered by the appointed auditors in 2002 and 2003 are depicted in the table below. Audit-related services mainly relate to services such as the issuance of comfort letters required for the update of the medium-term note program and the issuance of the retail bonds in 2003. Tax services mainly relate to the statutory filing of profits tax returns for KCRC and its subsidiaries, and tax advisory services for its leasing arrangements.

				Percentage of
				Services Delivered
	Fees	Fees	Percentage of	by Part-time Staff
	for	for	Services Approved	of the Accounting
	2003	2002	for 2003	Firm
	(HK$ million)
Audit services	3	3	100%	—
Audit-related services	1	—	100%	—
Tax services	6	2	100%	—

     Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has approved and established the pre-approval policies and procedures relating to the approval of all services provided by the appointed auditor for the audit of KCRC’s annual financial statements, as summarized below:

Policy

     The Audit Committee shall be responsible for the oversight of all functions performed by KCRC’s external auditor in respect to all services provided in relation to KCRC and its subsidiaries and, in meeting that responsibility, shall pre-approve all services and the fees to be charged for such services provided by the auditor except for those services prescribed in Section 14B of the KCRC Ordinance.

Procedures

     In order to give effect to the Audit Committee’s Policy in regard to the pre-approval of services provided by KCRC’s external auditor, the following procedures have been adopted:

•	The external auditor shall be required to submit to the Audit Committee as and when required, proposals specifying the nature and extent of services which it will provide for the forthcoming year and the fees it intends to charge for such services.

•	The Audit Committee shall in consultation with the auditor consider the proposal, determine what services shall be provided and the fees to be charged for such services, and approve the same.

•	When exercising its power to approve the proposal, the Audit Committee shall not approve any appointment or re-appointment of the external auditor for audit services rendered pursuant to Section 14B of the KCRC Ordinance but will consider any submissions made by the external auditor in this regard and make recommendations to the Managing Board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See pages F-1 through F-54 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

     KCRC has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).
*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).
*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).
1.4	Board General Standing Orders and Rules of Conduct for Corporation Business (as amended).
***1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.
*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.
**2.2	Instruments defining the rights of holders of KCRC’s Medium Term Note Programme.

***4.1	Deed of Vesting dated January 2, 2002 between KCRC and Government of the Hong Kong Special Administration Region of the People’s Republic of China.
****†4.2	Civil Construction Contract (LCC-300) for the Lok Ma Chau Terminus and associated works dated October 28, 2002 between KCRC and Balfour Beatty Group Limited and Lam Construction Company Limited.
****†4.3	Civil Construction Contract (PCC-TWS) for the construction of a public transport interchange and property development enabling works at Tai Wai Station dated October 29, 2002 between KCRC and Chun Wo Construction & Engineering Co., Ltd.
****†4.4	Civil Construction Contract (PCC-WKS) for the construction of a public transport interchange and property development enabling works at Wu Kai Sha Station dated October 29, 2002 between KCRC and Chun Wo Construction & Engineering Co., Ltd.
****†4.5	Civil Construction Contract (LDB-201) for the construction of the Sheung Shui to Chau Tau tunnels dated October 30, 2002 between KCRC and Dragages Et Travaux Publics (HK) Ltd and Bouygues Travaux Publics S.A.
****†4.6	Civil Construction Contract (LCC-202) for the construction of the west section alignment and associated works included in the East Rail Extensions dated December 17, 2002 between KCRC and Maeda Corporation.
****†4.7	East Rail Extensions Project Agreement dated February 28, 2003 between KCRC and Government of the Hong Kong Special Administration Region of the People’s Republic of China.
6.1	Computation of Earnings per Share.
8.1	Subsidiaries of the Registrant: See “Item 4. Information on KCRC — Organizational Structure.”
11.1	Code of Ethics.
12.1	Certification of the Chief Executive Officer (Acting) pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Director, Finance pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer (Acting) pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Director, Finance pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)

**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)

***	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 28, 2002 (Registration No. 1-15004)

****	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 27, 2003 (Registration No. 1-15004).

†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE PAGE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kowloon-Canton Railway Corporation
By:	/s/ Samuel M.H. Lai
Samuel M.H. Lai
Chief Executive Officer (Acting)

Date: June 30, 2004

S-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF
KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statements for the years ended December 31, 2001, 2002 and 2003	F-3
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-4
Consolidated Statements of Changes in Equity for the years ended December 31, 2002 and 2003	F-5
Consolidated Cash Flow Statements for the years ended December 31, 2001, 2002 and 2003	F-6
Notes to the Audited Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Managing Board
Kowloon-Canton Railway Corporation:

     We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation (“the Corporation”) and its subsidiaries (“the Group”) as of December 31, 2002 and 2003, the consolidated statements of changes in equity for the years ended December 31, 2002 and 2003, and the related consolidated income statements and cash flow statements for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the standards of the Public Company Accounting Oversight Board (“United States”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Hong Kong.

     As discussed in note 4(a) to the consolidated financial statements, the Group adopted with effect from January 1, 2003 a new accounting policy for deferred tax in order to comply with the revised Statement of Standard Accounting Practice 12, Income Taxes issued by the Hong Kong Society of Accountants.

     Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 43 to the consolidated financial statements.

     The accompanying consolidated financial statements as of and for the year ended December 31, 2003 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in note 3(y) to the consolidated financial statements.

KPMG
Hong Kong
March 1, 2004

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED INCOME STATEMENTS

			Year Ended December 31,
	Note		2001	2002	2003	2003
				Restated
			HK$	HK$	HK$	US$
			(in millions)
Revenue	5		4,797	4,830	4,426	570
Operating costs	5		2,886	2,896	2,877	371

Operating profit before net investment income			1,911	1,934	1,549	199
Net investment income	6		490	618	353	45

Profit after net investment income			2,401	2,552	1,902	244
Profit on property development	7		24	94	—	—
Share of profit of associate			11	16	8	1

Profit before taxation			2,436	2,662	1,910	245
Income tax	8	(a)	(1)	(452)	(529)	(67)

Profit after taxation	9		2,435	2,210	1,381	178
Transfer to development reserve	32		(24)	(94)	—	—

Retained profit for the year			2,411	2,116	1,381	178

Dividend attributable to the year:
Final dividend proposed after the balance sheet date	10		—	620	620	80

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

			As of December 31,
	Note		2002	2003	2003
			Restated
			HK$	HK$	US$
			(in millions)
Assets
Fixed assets
— Investment properties	12		895	878	113
— Other properties, plant and equipment	12		13,156	50,979	6,566

			14,051	51,857	6,679
Construction in progress	13		42,298	15,101	1,945
Deferred expenditure	14		156	900	116
Properties under development	15		1,153	1,448	187
Interest in associate	17		35	42	5
Loan receivable	18		—	774	100
Loan to subsidiary	19		2,048	3,232	416
Investments in securities	20		19,165	12,244	1,577
Stores and spares	21		213	254	33
Interest receivable	22		299	63	8
Other receivables	23		1,162	612	79
Cash and cash equivalents	24		5,528	2,677	345

			86,108	89,204	11,490

Liabilities
Interest payable	25		443	474	61
Other payables	26		2,251	2,098	270
Accrued charges and provisions for capital projects	27		3,111	1,782	230
Lease payable	28		—	758	98
Interest-bearing borrowings	29		17,753	20,013	2,578
Deferred income	30		434	743	96
Deferred tax liabilities	8(	d)	2,604	3,131	403

			26,596	28,999	3,736

Net Assets			59,512	60,205	7,754

Capital and Reserves
Share capital	31		39,120	39,120	5,039
Development reserve	32		6,535	6,535	841
Investment property revaluation reserve	33		134	117	15
Investment revaluation reserve	34		50	(1)	—
Proposed dividend	10		620	620	80
Retained profits	35		13,053	13,814	1,779

			59,512	60,205	7,754

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31,
	Note	2002	2003	2003
		Restated
		HK$	HK$	US$
		(in millions)
Opening balance — Total equity
— as previously reported		59,580	59,512	7,665
— prior period adjustment arising from change in accounting policy for deferred tax	4(a) & 35	(2,153)	—	—

— as restated		57,427	59,512	7,665

Deficit on revaluation of investment properties	33	(42)	(17)	(2)
Deficit on revaluation of investments in securities	34	(102)	(76)	(10)

Net losses not recognized in the income statement		(144)	(93)	(12)

		57,283	59,419	7,653
Revaluation deficit transferred to income statement on disposal of securities	34	19	25	3
Retained profit for the year
— as previously reported		2,567
— prior period adjustment arising from change in accounting policy for deferred tax	4(a) & 35	(451)
— Retained profit for the year (2002: as restated)		2,116	1,381	178
Transfer to the development reserve	32	94	—	—
Dividend paid during the year	10	—	(620)	(80)

Closing balance — Total equity		59,512	60,205	7,754

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

			Year Ended December 31,
	Note		2001	2002	2003	2003
			HK$	HK$	HK$	US$
			(in millions)
Operating activities
Net cash inflow from operations	38	(a)	2,761	2,903	2,179	281
Net cash outflow from property development	38	(b)	(350)	(402)	(308)	(40)
Hong Kong profits tax (paid)/refunded			18	(1)	(1)	—

Net cash inflow from operating activities			2,429	2,500	1,870	241

Investing activities
Decrease in deposits with banks with more than 3 months of maturity when placed			1,296	3,066	743	96
Payments to acquire investments			(2,951)	(4,328)	—	—
Payments for capital expenditure
— West Rail project			(10,225)	(7,049)	(5,367)	(691)
— East Rail Extensions project			(2,636)	(3,449)	(5,282)	(680)
— other capital projects and purchase of fixed assets			(1,050)	(2,008)	(1,587)	(204)
Loan repaid by associate			3	4	—	—
Interest received			1,820	1,813	725	93
Receipt from disposal of shares in associate			4	—	—	—
Receipts from sale of fixed assets			—	6	—	—
Loan to subsidiary			(511)	(512)	(382)	(49)
Receipts from redemption of investments			3,468	12,376	6,783	873
Receipts from sale of investments			412	—	—	—

Net cash outflow from investing activities			(10,370)	(81)	(4,367)	(562)

Net cash inflow/(outflow) before financing			(7,941)	2,419	(2,497)	321

Financing activities
Net proceeds on drawdown of loans			433	928	2,271	293
Dividend paid			—	—	(620)	(80)
Proceeds of issue of share capital			8,000	—	—	—
Interest paid			(1,250)	(1,256)	(1,329)	(171)
Net income/(expenses) from derivative instruments			(61)	60	111	14
Other borrowing costs paid			(9)	(30)	(37)	(5)
Amounts paid in respect of expenses for the issue of interest-bearing borrowings			—	—	(7)	(1)

Net cash inflow/(outflow) from financing activities			7,113	(298)	389	50

Increase/(decrease) in cash and cash equivalents			(828)	2,121	(2,108)	(271)
Cash and cash equivalents at January 1,			3,292	2,464	4,585	590

Cash and cash equivalents at December 31,			2,464	4,585	2,477	319

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	24	(a)	31	20	54	7
Deposits with banks within 3 months of maturity when placed	24	(a)	2,433	4,565	2,423	312

			2,464	4,585	2,477	319

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001, 2002, 2003

1  Establishment of the Corporation

     The Kowloon-Canton Railway Corporation (“the Corporation”) was incorporated under the Kowloon-Canton Railway Corporation Ordinance (“the Ordinance”) on December 24, 1982 to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway and to construct and operate a Light Rail Transit System in the North West New Territories of the Hong Kong Special Administrative Region (“HKSAR”).

     The assets, rights and liabilities of the then existing railway were vested in the Corporation on February 1, 1983 in accordance with Section 7 of the Ordinance.

     The Kowloon-Canton Railway Corporation (Permitted Activities) Order 1996 came into operation on February 17, 1996. It enabled the Corporation to plan, design and prepare for the construction of a new railway system in the North West New Territories (“the West Rail”) and pursuant to an amendment to the Kowloon-Canton Railway Corporation Ordinance which came into effect on April 3, 1998, the Corporation’s powers were extended to permit it to construct and operate additional railways.

2  Principal activities

     The principal activities of the Corporation are the operation of East Rail domestic passenger, cross-boundary passenger and freight traffic; the operation of the Light Rail domestic passenger and, since 20 December 2003, West Rail domestic passenger traffic; the development of associated ancillary commercial activities; the development of property; the operation of feeder bus services; the construction and subsequent operation of West Rail system; and the planning and detailed design of other railways or extensions as requested by the Government of the HKSAR (“the Government”). The principal activities of the subsidiaries are set out in note 16.

3  Significant accounting policies

(a)  Statement of compliance

     Although not required to do so under the Ordinance, the Corporation has prepared these financial statements in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Corporation and its subsidiaries (“the Group”) is set out below.

(b)  Basis of preparation of the financial statements

     The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of investments in securities as explained in the accounting policies set out below.

(c)  Basis of consolidation

     The consolidated financial statements include the financial statements of the Corporation and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from or to the date of their acquisition or disposal, as appropriate.

     Intra-group balances and transactions are eliminated in full in preparing the consolidated financial statements.

     The financial statements of certain subsidiaries held by the Corporation for the sole purpose of developing, on behalf of the Government, commercial or residential properties along the West Rail, Phase I route are excluded from the consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

(d)  Investments in subsidiaries

     A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Corporation has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

     An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognized in the same way as for investments in securities.

     Intra-group balances and transactions, and any unrealized profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)  Associate

     An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

     Unless the investment in an associate is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, an investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement reflects the Group’s share of the post-acquisition results of the associate for the year.

     Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

(f)  Fixed assets

(i)	Fixed assets are carried in the balance sheet on the following bases:

—	Fixed assets, except investment properties, are stated at cost less accumulated depreciation and impairment losses (see note 3(h)), and include land, initial costs of rail tracks and sleepers, the cost of ballast, buildings, infrastructure, rolling stock and other equipment utilized by the Group in the operation of its rail networks and ancillary commercial activities.

The cost of fixed assets vested by the Government has been determined as follows:

(i)	for fixed assets vested on February 1, 1983 — as determined by the Financial Secretary.

(ii)	for fixed assets vested subsequent to February 1, 1983 — based on actual cost as reflected in the Government’s records.

Fixed assets expenditure is capitalized subject to a minimum cost level of HK$20,000 per item.

—	Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers.

(ii)	Changes in the value of investment properties arising upon revaluations are dealt with in the investment property revaluation reserve. The only exceptions are as follows:

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

—	if the total of this reserve is insufficient to cover a revaluation deficit, on a portfolio basis, the excess of the deficit is charged to the income statement.

—	where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is firstly credited to the income statement to the extent of the deficit previously charged to the income statement and is, thereafter, taken to the investment property revaluation reserve.

(iii)	Subsequent expenditure on an existing fixed asset is added to the carrying amount of the asset if, either future economic benefits will flow to the Group or the condition of the asset will improve beyond its originally assessed standard of performance.

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

(v)	Leased assets

—	Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if the Group owns them outright.

—	Fixed assets held for use in operating leases are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 3(g). Impairment losses are accounted for in accordance with the accounting policy, as set out in note 3(h). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 3(n).

—	Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal installments over the accounting periods covered by the lease term.

(g)  Depreciation

(i)	No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each property at the date of valuation. The Corporation and the Group do not currently hold any investment properties with an unexpired lease term of less than 20 years.

(ii)	Leasehold land other than that relating to investment properties is depreciated over the remaining period of the lease.

(iii)	The initial cost of rail tracks, ballast and sleepers is not depreciated. The cost of replacing rail tracks and sleepers is charged to the income statement as and when incurred.

(iv)	All other fixed assets are depreciated on a straight-line basis at the following rates per annum calculated to write off the cost of each asset over its estimated useful life:

Tunnels, bridges and roads	1%
Buildings	2%
Rolling stock (electrical)	2.5-3.3%
Rolling stock (diesel)	3-20%
Lifts and escalators	5%
Ballast replacement programs	7%
Machinery and equipment	3-10%
Telecommunication and signalling systems and airconditioning plant	7-10%
Fare collection system	7-10%

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

Mobile phone system	10-14%
Furniture and fixtures	7-33%
Computer and office equipment (including computer software)	20-33%
Buses	6-10%
Other motor vehicles	7-25%

(iv)	The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition and asset replacement programs. The depreciation charge for the current and future periods will be adjusted if there are significant changes from previous estimates.

(h)  Impairment of assets

     Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment (other than investment properties carried at revalued amounts)

     If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the income statement to reduce the carrying amount of an asset to its recoverable amount.

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

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

(i)  Construction in progress

     Assets under construction and capital works for the operating railway are stated at cost. Costs comprise direct costs of construction, such as materials, staff costs and overheads, as well as net borrowing costs/investment income (see note 3(q)) capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed, at which time it commences to be depreciated in accordance with the policy detailed in note 3(g).

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

(j)  Deferred expenditure

     Deferred expenditure represents advances, deposits, mobilization payments and design and construction costs in respect of committed projects of the Corporation. Such expenditure is capitalized and deferred only when projects are clearly defined, the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. Project development expenditure which does not meet these criteria is expensed when incurred.

     Deferred expenditure on projects is transferred to construction in progress after the relevant project agreements are reached with the Government.

(k)  Property development

     The Corporation is involved in a number of property development projects. When the Corporation determines or reaches agreement with its property developers to develop a site for resale or for rent, the net book value of existing land and buildings on the development site and other costs are transferred to properties under development until such time that profit on the development is recognized by the Corporation.

     Profits on property development are recognized in the income statement as follows:

•	where the Corporation receives payments from developers as a consequence of their participation in a project to develop a property: after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Corporation.

•	where the Corporation’s share of profit is based on the actual sales proceeds from the sale of properties: after the completion of sales agreements for a substantial proportion of the development, the issue of occupation permits and the receipt of a substantial proportion of the sales proceeds.

•	where the Corporation’s profit is based on the retention of certain properties from the development: when the properties retained are ready for use by the Corporation after taking into account outstanding risks, if any, retained by the Corporation in connection with the development. The profit recognized is measured at the fair value of the properties retained less any costs incurred by the Corporation thereon.

(l)  Jointly controlled operations

     Assets that the Corporation controls and the liabilities that it incurs in respect of its interests in jointly controlled operations are recognized in the balance sheet and classified according to the nature of the relevant item. The Corporation’s share of the income that it earns from the sale of goods or services by the jointly controlled operations along with the expenses that it incurs are included in the income statement when it is probable that economic benefits associated with the transactions will flow to or from the Corporation, as applicable.

(m)  Investments in securities

     Investments in non-trading securities of the Corporation comprise:

(i)	Temporary investment in securities of funds from the equity injection received and borrowings obtained specifically for the construction of the West Rail, East Rail Extensions, Kowloon Southern Link and Sha Tin to Central Link before the funds are used for such purposes (“pre-funding investments in securities”); and

(ii)	Investment in securities of surplus funds from the Corporation’s operations (“other investments in securities”).

     All investments in non-trading securities are stated in the balance sheet at their fair value.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

     Changes in fair value of pre-funding investments in securities, together with all income generated from the investments including interest income, exchange gains or losses, gains or losses arising from transactions in derivative instruments for hedging against foreign currency investments and gains or losses arising from the disposal of such investments, are capitalized as construction in progress and deferred expenditure.

     Changes in fair value of other investments in securities are recognized in the investment revaluation reserve until the security is sold, collected or otherwise disposed of or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from investment revaluation reserve to the income statement.

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

(n)  Revenue recognition

     Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i)	Passenger and freight services

•	When the services are provided.

(ii)	Rental and licence income

•	Rental income receivable under operating leases is recognized in the income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Rent free periods granted are recognized in the income statement as an integral part of the aggregate net lease payment receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iii)	Interest income

•	Interest income from non-trading dated debt securities, as it accrues adjusted by the amortization of the premium or discount on acquisition so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

•	Interest income from bank deposits, on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Other income

•	Once the related services or goods are delivered.

(o)  Lease out and lease back transactions

     A series of lease out and lease back transactions with third parties is linked and accounted for as one arrangement when the overall economic effect cannot be understood without reference to the series of transactions as a whole and when the series of transactions is closely interrelated, negotiated as a single arrangement and takes place concurrently or in a continued sequence.

     The primary purpose of such arrangements is to achieve a particular tax result for the third parties in return for a fee received by the Corporation. The arrangements do not, in substance, involve a lease under the Statement of Standard Accounting Practice (“SSAP”) 14 (Leases) since the Corporation retains all the risks and rewards incident to the ownership of the underlying assets and enjoys substantially the same rights to their use as before the transactions. The transactions are, therefore, not accounted for as leases. Where commitments by the Corporation to make long-term lease payments have been defeased by the placement of security deposits, those commitments and deposits are not recognized as obligations and assets of the Corporation. In the case

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

where the Corporation’s commitments and deposits meet the definition of a liability and an asset, such commitments and deposits are recognized as obligations and assets in the balance sheet. The net amounts received by the Corporation from the arrangements are accounted for as deferred income and are amortized over the applicable lease terms of the transactions.

(p)  Stores and spares

     Stores and spares are valued at cost of purchase on a weighted average basis. Obsolete stores and spares are written off to the income statement. When stores and spares are consumed, the carrying amount of those stores and spares is recognized as an expense in the year in which the consumption occurs.

(q)  Borrowing costs and investment income

     Borrowing costs incurred on borrowings during the year are dealt with in the income statement except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

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

(r)  Translation of foreign currencies

     Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency investments and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency investments and liabilities. Differences arising on foreign currency translation and revaluation of forward exchange contracts, swaps and options are dealt with in the income statement except that they are capitalized to the extent as discussed in note 3(q).

(s)  Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly to equity, in which case it is recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

(iv)	Current and deferred tax assets and liabilities are offset if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

—	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

—	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

—	the same taxable entity; or

—	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)  Provisions and contingent liabilities

     Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

     Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(u)  Employee benefits

     Obligations for contributions to the defined contribution scheme operated by the Corporation and to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the income statement as incurred, except to the extent that they are capitalized as part of the costs of construction in progress, deferred expenditure and properties under development.

     Salaries, annual bonuses, paid annual leave, leave passage and non-monetary benefits are accrued in the year during which the services are provided by employees.

(v)  Cash and cash equivalents

     Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

     For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management but exclude bank deposits with more than three months of maturity when placed.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

(w)  Related parties

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

(x)  Segment reporting

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

(y)  Translation of 2003 consolidated financial statements to United States Dollars

     The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2003 consolidated financial statements have been translated into US Dollar at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars has been made at the rate of US$1.00 to HK$7.764, which was the noon buying rate in New York City for cable transfer in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2003, 2003

4	Change in accounting policies

(a)	In August 2002 the Hong Kong Society of Accountants issued a revised Statement of Standard Accounting Practice (“SSAP”) 12, Income taxes, which sets out a revised method for the recognition of and accounting for deferred tax and additional disclosure requirements for income tax and deferred tax. SSAP 12 (revised) is applicable for accounting periods beginning on or after January 1, 2003. The Group has adopted the provisions of SSAP 12 (revised) with effect from January 1, 2003. In adopting the provisions of SSAP 12 (revised) the Group has recalculated deferred tax relating to prior years which would have been recognized in prior years under the new accounting policy in order to comply with SSAP 12 (revised) and has restated the figures relating to prior years accordingly, as set out below.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, to the extent that it was probable that a liability would crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with SSAP 12 (revised), the Group adopted a new policy for deferred tax as set out in note 3(s). One of the significant changes introduced by SSAP 12 (revised) is that all deferred tax liabilities must be provided for irrespective of whether a liability will crystallize or not in the foreseeable future. As required by SSAP 2, Net profit or loss for the period, fundamental errors and changes in accounting policies, a change in accounting policy should be applied retrospectively unless the amount of any resulting adjustment that relates to prior periods is not reasonably determinable or is immaterial. The effects of adopting SSAP 12 (revised) are set out as follows:

	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet
— Increase in deferred tax liabilities	—	2,604	3,131	403
— Decrease in retained profits	—	(2,604)	(3,131)	(403)

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Income statement
— Increase in income tax	—	451	527	68

Retained profits at January 1, 2002 have decreased by HK$2,153 million as a result of the retrospective application of SSAP 12 (revised).

Comparative figures for 2001 and prior years have not been restated as it would be impractical to do so.

(b)	With effect from January 1, 2002, the Group adopted a new accounting policy as set out in note 3(u) to provide for liabilities in respect of the annual leave and leave passage entitlements of its staff in order to comply with the SSAP 34, Employee benefits. The adjustments made to the balance of retained profit at January 1, 2001 and the retained profit for the year ended December 31, 2001 as a result of the adoption of this accounting policy as set out in note 35.

No restatement of comparative figures for years prior to 2001 was made because it would be impractical to do so.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2003, 2003

4	Change in accounting policies (continued)

(c)	In prior years, the Corporation’s insurance arrangements included a provision for insurance. The provision was maintained to provide cover for losses up to the deductible levels of the Corporation’s external insurance policies with increases in the provision being charged to the income statement. With effect from January 1, 2001, the Group adopted the accounting policy as set out in note 3(t) in order to comply with SSAP 28, Provisions, contingent libilities and contingent assets. The effect of adopting the statement was that the balance of insurance provision was adjusted to the balance of retained profits at January 1, 2001 as set out in note 35. No restatement of comparative figures for years prior to 2001 was made.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2003, 2003

5	Revenue, operating costs and operating profit

(a)	Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts of each significant category of revenue recognized in revenue during the year are as follows:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Passenger services	4,051	4,127	3,745	482
Freight services	88	86	74	10
Property services	658	617	607	78

	4,797	4,830	4,426	570

(b)	Operating costs comprise the following:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Staff costs
— Gross amount including retirement costs of HK$137 million (US$18 million) (2002: HK$129 million; 2001: HK$123 million)	2,094	2,140	2,262	291
— Amount capitalized including retirement costs of HK$29 million (US$4 million) (2002: HK$19 million; 2001: HK$18 million)	(818)	(914)	(1,061)	(137)

	1,276	1,226	1,201	154
Electricity and fuel	263	262	271	35
Stores and spares consumed	121	110	115	15
Material costs	37	23	34	4
Repairs and maintenance	128	144	133	17
Government rent and rates	72	75	64	8
Octopus cards usage fees	29	30	29	4
Cost of services acquired	138	111	105	14
Property ownership and management expenses	50	44	56	7
Depreciation
— assets held for use under operating leases	17	17	17	2
— other assets	647	711	735	95
— depreciation charged capitalized	(3)	(3)	(4)	—
Others	111	146	121	16

	2,886	2,896	2,877	371

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2003, 2003

5	Revenue, operating costs and operating profit (continued)

(c)	Operating profit before net investment income is arrived at after charging:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Fixed assets written off	5	27	9	1
Auditors’ remuneration
— Audit services	3	3	4	—
— Tax compliance services	—	1	1	—
— Other services (net of HK$5 million (US$1 million) (2002 and 2001: HK$ nil) deferred)	—	1	—	—
Operating lease charges (minimum lease payments)
— Hire of plant and machinery	18	18	21	3
— Rental of property	11	11	14	2
Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board	41	38	42	5

and after crediting:
Rentals receivable from operating leases less direct outgoings of HK$13 million (US$2 million) (2002: HK$12 million; 2001: HK$11 million) (including contingent rentals of HK$20 million (US$3 million) (2002: HK$26 million; 2001: HK$42 million))	480	449	449	58
Rentals receivable from investment properties less direct outgoings of HK$16 million (US$2 million) (2002: HK$21 million; 2001: HK$26 million)	72	71	68	9

(d)	Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board

The fees and emoluments during the year were:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board
— Fees for Members of the Managing Board including the Chairman but excluding Chief Executive Officer	1	1	1	—
— Contributions to retirement benefit scheme for the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	1	1	1	—
— Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	39	36	40	5

	41	38	42	5

Emoluments include salaries, allowances, benefits-in-kind and accruals for gratuities and annual leave entitlement. Allowances and benefits-in-kind include housing, education and passage allowances.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2003, 2003

5	Revenue, operating costs and operating profit (continued)

     The numbers of Members of the Managing Board and Executive Directors who are not Members of the Managing Board whose remuneration fell within the following bands were:

	No. of individuals
	2001	2002		2003
Members of the Managing Board:
The Chairman and other members excluding the Chief Executive Officer
Below HK$250,000	9	15	#	10

Chief Executive Officer
HK$5,500,001 — HK$6,000,000	—	1		—
HK$6,000,001 — HK$6,500,000	1	—		1	*

Executive Directors who are not Members of the Managing Board:
HK$3,000,001 — HK$3,500,000	—	1		—
HK$3,500,001 — HK$4,000,000	3	4		3	*
HK$4,000,001 — HK$4,500,000	3	2		3	*
HK$4,500,001 — HK$5,000,000	—	1		—
HK$5,000,001 — HK$5,500,000	2	—		2	*

     The above includes the remuneration of the five highest paid employees.

#	During the year, the terms of appointment of some Members expired and new Members were appointed in their place, as explained in the Report of the Members of the Managing Board. At any one time, there was a total of nine members on the Managing Board, excluding the Chief Executive Officer.

*	During the year, there were larger than normal accruals of annual leave in respect of the Chief Executive Officer and some executive directors, who are not Members of the Managing Board, due to the need to prepare for the opening of West Rail. In addition, there was a payment to the Chief Executive Officer upon his departure from the Corporation on December 31, 2003 as a result of his entitlement to long service payment under the Employment Ordinance. The Senior Director, Finance and Management was also paid a special allowance in recognition of his additional responsibilities arising from the gradual take-over of the responsibilities of the Chief Executive Officer. Other than these accruals and payments, there was no upward adjustment of the remuneration of the Chief Executive Officer and relevant executive directors in 2003.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

6	Net investment income

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Gain on disposal of shares in associate	3	—	—	—
Interest income from deposits with banks	431	91	50	7
Interest income from investments	1,887	1,301	510	66
Interest income on loan receivable	—	—	3	—
Interest income from loan to subsidiary	85	139	211	27
Interest income on other receivables (note 23)	—	148	—	—
Net realized gain/(loss) on disposal of non-trading securities	62	(55)	(60)	(8)

	2,468	1,624	714	92
*Less: Amount capitalized	(1,971)	(975)	(292)	(38)

	497	649	422	54

Interest expense on lease payable	—	—	3	—
Interest expenses on other loans	1,252	1,279	1,355	174
Net expenses/(income) from derivative instruments	24	(90)	(143)	(18)
Other borrowing costs	18	17	37	5
Net exchange loss	38	3	28	4

	1,332	1,209	1,280	165
#Less: Amount capitalized.	(1,325)	(1,178)	(1,211)	(156)

	7	31	69	9

Net investment income.	490	618	353	45

*	Interest income capitalized was earned at rates ranging between 2.20% (2002: 3.98%; 2001: 5.55%) and 4.04% (2002: 5.84%; 2001: 6.54%) per annum.
#	Interest expenses capitalized were charged at rates ranging between 6.10% (2002: 6.75%; 2001: 7.40%) and 6.75% (2002: 7.46%; 2001: 8.25%) per annum.

7	Profit on property development

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
		(in millions)
Royal Ascot, Sha Tin	24	—	—	—
Hung Hom Bay	—	94	—	—

	24	94	—	—

Profit on property development arises from the Group’s interests in jointly controlled operations.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

8	Income tax

(a)	Income tax in the consolidated income statement represents:

	2001	2002 Restated	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Current tax
Provision for Hong Kong profits tax at 17.5% (2002 and 2001: 16%) of the estimated assessable profits for the year	1	1	1	—

Deferred tax
Origination and reversal of temporary differences	—	451	283	36
Effect of increase in tax rate on deferred tax balances at January 1	—	—	244	31

	—	451	527	67

Share of associate’s deferred tax	—	—	1	—

	1	452	529	67

         Comparative figures for 2001 and prior years have not been restated as a result of change in accounting policy for deferred tax as set out in note 4(a) because it would be impractical to do so.

         In March 2003, the Government announced an increase in the Hong Kong profits tax rate from 16% to 17.5%. This increase is taken into account in the preparation of the Group’s 2003 financial statements. Accordingly, the provision for Hong Kong profits tax for 2003 is calculated at 17.5% (2002 and 2001: 16%) of the estimated assessable profits for the year.

         The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has accumulated tax losses carried forward of approximately HK$3,800 million at December 31, 2003 (2002: approximately HK$2,600 million; 2001: HK$1,700 million) which are available to set off against future assessable profits.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2002 Restated	2003	2003
	HK$	HK$	US$
	(in millions)
Profit before tax.	2,662	1,910	246

Tax on accounting profit before tax	426	334	43
Tax effect of non-deductible expenses	13	13	2
Tax effect of non-taxable revenue	13	(10)	(1)
Tax effect of non-deductible expenses overstated in prior years	—	(52)	(8)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	244	31

Actual tax expense	452	529	67

         As comparative figures for 2001 and prior years have not been restated as a result of change in accounting policy for deferred tax as set out in note 4(a), a reconciliation for 2001 is not presented.

(c)	Current tax in the balance sheet represents:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	—
Provisional profits tax paid	(1)	(1)	—

	—	—	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

8	Income tax (continued)

(d)	Deferred tax assets and liabilities of the Group recognized:

         The components of deferred tax (assets) / liabilities of the Group and the Corporation recognized in the Group’s balance sheets and the movements during the year are as follows:

		Depreciation
	Future	allowances in
	benefit	excess of
	of tax	the related
	losses	depreciation	Total	Total
	HK$	HK$	HK$	US$
	(in millions)
At January 1, 2002	(275)	2,428	2,153	277

Charged / (credited) to the consolidated income statement	(137)	588	451	58

At December 31, 2002	(412)	3,016	2,604	335

At January 1, 2003	(412)	3,016	2,604	335

Charged / (credited) to the consolidated income statement	(253)	780	527	68

At December 31, 2003	(665)	3,796	3,131	403

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Deferred tax assets likely to be recovered after more than 12 months	(412)	(665)	(86)
Deferred tax liabilities likely to be settled after more than 12 months	3,016	3,796	489

	2,604	3,131	403

9	Profit after taxation

         Of the consolidated profit after taxation, HK$1,376 million (US$177 million) (2002 (restated): HK$2,193 million; 2001: HK$2,425 million) has been dealt with in the financial statements of the Corporation.

10	Proposed dividend

		2001	2002	2003	2003
		HK$	HK$	HK$	US$
		(in millions)
(a)	Dividend attributable to the year:

	Final dividend proposed after the balance sheet date of HK$1,584.87 per share (2002: HK$1,584.87 per share; 2001: HK$nil per share)	—	620	620	80

         The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date, but has been included in the balance sheet as a separate component of equity.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

10	Proposed dividend (continued)

		2001	2002	2003	2003
		HK$	HK$	HK$	US$
			(in millions)
(b)	Dividend attributable to the previous financial year, approved and paid during the year:

	Final dividend in respect of the previous financial year, approved and paid during the year, of HK$1,584.87 per share (2002 and 2001: HK$nil per share)	—	—	620	80

11	Segmental reporting

         Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. Starting from 2003, bus operations are grouped under Light Rail in segmental reporting and 2002 figures have been restated for comparison purposes. The bus operations are essentially a feeder service to support railway businesses. The operating costs of bus, net of bus revenue received from non-rail users, are fully charged to the railway businesses on a cost recovery basis with no markup. The associated risks and rewards of bus operations are therefore not distinguishable from the railway businesses. The bus operations are not considered as a business segment for reporting purposes according to the Group’s accounting policy and SSAP 26, Segment reporting. As bus operations are under the management of Light Rail, therefore, they are grouped under Light Rail in segmental reporting starting from 2003.

         No geographical segment information is shown as virtually all of the turnover and operating profit is derived from activities in Hong Kong.

2003

Operating results

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Revenue	3,266	468	11	3,745	74	607	4,426	570
Operating costs before depreciation	(1,204)	(476)	(35)	(1,715)	(64)	(121)	(1,900)	(245)
Inter-segment charges (1)	(12)	45	(5)	28	(7)	(21)	—	—
Depreciation	(549)	(95)	(30)	(674)	(24)	(24)	(722)	(93)

Results — profit/(loss)	1,501	(58)	(59)	1,384	(21)	441	1,804	232

Unallocated corporate Expenses							(255)	(33)

Operating profit before net investment income							1,549	199
Net investment income							353	45
Share of profit of associate							8	1
Income tax							(529)	(67)

Profit after taxation							1,381	178

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

11	Segmental reporting (continued)

Assets and liabilities

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Segment assets	10,062	3,632	36,875	50,569	710	1,462	52,741	6,793
Properties under development	—	—	—	—	—	1,448	1,448	187
Interest in associate	—	—	—	—	—	—	42	5
Unallocated assets #	—	—	—	—	—	—	34,973	4,505

	10,062	3,632	36,875	50,569	710	2,910	89,204	11,490

Segment liabilities	268	130	1,092	1,490	9	529	2,028	261
Deferred income	272	126	231	629	—	114	743	96
Unallocated
liabilities *	—	—	—	—	—	—	26,228	3,379

	540	256	1,323	2,119	9	643	28,999	3,736

#	Including construction in progress for East Rail Extensions (HK$14,091 million (US$1,815 million)) and Corporate (HK$12 million (US$2 million)) and deferred expenditure for other proposed railway projects (HK$900 million (US$116 million)), Corporate assets (HK$471 million (US$61 million)), investments in securities (HK$12,244 million (US$1,577 million)), loan receivable (HK$774 million (US$100 million)), loan to subsidiary (HK$3,232 million (US$416 million)), interest receivable (HK$63 million (US$8 million), other receivables (HK$509 million (US$65 million)) and cash and cash equivalents (HK$2,677 million (US$345 million)).
*	Including interest-bearing borrowings (HK$20,013 million (US$2,578 million), interest payable (HK$474 million (US$61 million)), accrued charges and provisions for capital projects (HK$896 million (US$116 million)), lease payable (HK$758 million (US$98 million)), other payables (HK$956 million (US$123 million)) and deferred tax liabilities (HK$3,131 million (US$403 million)).

Other information

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
Capital expenditure
— Existing businesses	402	536	4,804	5,742	2	70	5,814	750
— Railway under construction	—	—	—	—	—	—	5,290	681
— Unallocated capital expenditure	—	—	—	—	—	—	18	2

	402	536	4,804	5,742	2	70	11,122	1,433

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

11	Segmental reporting (continued)

2002

Operating results (restated)

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue	3,569	558	—	4,127	86	617	4,830
Operating costs before depreciation	(1,232)	(504)	—	(1,736)	(71)	(112)	(1,919)
Inter-segment charges(1)	25	4	—	29	(7)	(22)	—
Depreciation	(530)	(117)	—	(647)	(24)	(28)	(699)

Results — profit/(loss)	1,832	(59)	—	1,773	(16)	455	2,212

Unallocated corporate expenses							(278)

Operating profit before net investment income							1,934
Net investment income							618
Profit on property development							94
Share of profit of associate							16
Income tax							(452)

Profit after taxation							2,210

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities (restated)

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
			(in millions)
Segment assets	10,175	3,186	31,764	45,125	730	1,427	47,282
Properties under development	—	—	—	—	—	1,153	1,153
Interest in associate	—	—	—	—	—	—	35
Unallocated assets #	—	—	—	—	—	—	37,638

	10,175	3,186	31,764	45,125	730	2,580	86,108

Segment liabilities	215	152	1,944	2,311	7	631	2,949
Deferred income	252	78	—	330	—	104	434
Unallocated liabilities *	—	—	—	—	—	—	23,213

	467	230	1,944	2,641	7	735	26,596

#	Including construction in progress for East Rail Extensions (HK$8,850 million) and Corporate (HK$15 million), deferred expenditure for other proposed railway projects (HK$156 million), Corporate assets (HK$468 million), investments in securities (HK$19,165 million), loan to subsidiary (HK$2,048 million), interest receivable (HK$299 million), other receivables (HK$1,109 million) and cash and cash equivalents (HK$5,528 million).
*	Including interest-bearing borrowings (HK$17,753 million), interest payable (HK$443 million), accrued charges and provisions for capital projects (HK$1,506 million), other payables (HK$907 million) and deferred tax liabilities (HK$2,604 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

11	Segmental reporting (continued)

Other information (restated)

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Capital expenditure
— Existing businesses	565	696	6,537	7,798	—	63	7,861
— Railway under construction	—	—	—	—	—	—	4,318
— Unallocated capital expenditure	—	—	—	—	—	—	129

	565	696	6,537	7,798	—	63	12,308

2001

Operating results

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Revenue	3,487	564	—	4,051	88	658	4,797
Operating costs before depreciation	(1,228)	(545)	—	(1,773)	(76)	(127)	(1,976)
Inter-segment charges(1)	27	3	—	30	(8)	(22)	—
Depreciation	(481)	(109)	—	(590)	(24)	(22)	(636)

Results — profit/(loss)	1,805	(87)	—	1,718	(20)	487	2,185

Unallocated corporate expenses							(274)

Operating profit before net investment income							1,911
Net investment income							490
Profit on property development							24
Share of loss of associate							11
Income tax							(1)

Profit after taxation							2,435

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Segment assets	10,111	2,594	25,770	38,475	758	1,400	40,633
Properties under development	—	—	—	—	—	739	739
Interest in associate	—	—	—	—	—	—	23
Unallocated assets #	—	—	—	—	—	—	41,142

	10,111	2,594	25,770	38,475	758	2,139	82,537

Segment liabilities	679	184	2,387	3,250	12	864	4,126
Deferred income	213	66	—	279	—	175	454
Unallocated liabilities *	—	—	—	—	—	—	18,377

	892	250	2387	3,529	12	1,039	22,957

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

11	Segmental reporting (continued)

#	Including construction in progress for Corporate (HK$80 million), deferred expenditure for East Rail Extensions (HK$4,112 million) and other proposed railway projects (HK$104 million), Corporate assets (HK$444 million), investment in securities (HK$27,752 million), loan to subsidiary (HK$1,316 million), interest receivable (HK$709 million), other receivables (HK$152 million) and cash and cash equivalents (HK$6,473 million).

*	Including interest-bearing borrowings (HK$16,831 million), interest payable (HK$436 million), accrued charges and provisions for capital projects (HK$591 million) and other payables (HK$519 million).

Other information

	Passenger services
	East	Light	West				Consolidated
	Rail	Rail	Rail	Total	Freight	Property	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
				(in millions)
Capital expenditure
— Existing businesses	1,045	381	9,651	11,077	1	198	11,276
— Railway under construction	—	—	—	—	—	—	3,132
— Unallocated capital expenditure	—	—	—	—	—	—	187

	1,045	381	9,651	11,077	1	198	14,595

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

12	Fixed assets

Fixed assets comprise:

		Leasehold
		land and	Tunnels,
	Investment	permanent	bridges		Rolling	Other
	properties	way	and roads	Buildings	stock	equipment	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
				(in millions)
Cost or valuation:
At January 1, 2003	895	1,644	523	5,005	6,134	6,114	20,315	2,617
Transfer from construction in progress	—	7,902	10,292	15,292	1,921	3,159	38,566	4,967
Additions	—	—	—	—	—	18	18	2
Disposals	—	(6)	—	—	—	(294)	(300)	(39)
Deficit on revaluation	(17)	—	—	—	—	—	(17)	(2)

At December 31, 2003	878	9,540	10,815	20,297	8,055	8,997	58,582	7,545

Accumulated depreciation:
At January 1, 2003	—	171	79	845	1,837	3,332	6,264	807
Charge for the year	—	24	11	125	168	424	752	97
Written back on disposal	—	—	—	—	—	(291)	(291)	(38)

At December 31, 2003	—	195	90	970	2,005	3,465	6,725	866

Net book value:
At December 31, 2003	878	9,345	10,725	19,327	6,050	5,532	51,857	6,679

At December 31, 2002	895	1,473	444	4,160	4,297	2,782	14,051	1,810

(a)	Permanent way includes the initial costs of rail tracks and sleepers, a portion of the initial cost of ballast and subsequent expenditure on major ballast replacement programs.

(b)	Other equipment comprises lifts and escalators, telecommunication and signalling systems, machinery, furniture and fixtures, motor vehicles, computer and office equipment.

(c)	The Group’s leasehold land with a net book value of HK$6,832 million (US$880 million) (2002: HK$587 million) is held in Hong Kong under long-term leases.

(d)	The Group leases out investment properties and certain properties either used in or ancillary to the Group’s rail business, under operating leases. The leases typically run for an initial period of two to five years, with an option to renew the lease after that date at which time all terms are re-negotiated. The leases may include additional rentals based on sales revenue of the tenants in excess of the basic rentals.

(e)	The Group’s investment properties, held in Hong Kong under long-term leases, were valued at December 31, 2003 by an independent firm of surveyors, Knight Frank, which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors, on the basis of capitalization of the net income with due allowance for reversionary income potential. The revaluation deficit of HK$17 million (US$2 million) (2002: deficit of HK$42 million) has been transferred to the investment property revaluation reserve (see note 33).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

12	Fixed assets (continued)

(f)	Other than investment properties, included in fixed assets are assets held for use under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross	Related	Gross	Related	Gross	Related
	carrying	accumulated	carrying	accumulated	carrying	accumulated
	amount	depreciation	amount	depreciation	amount	depreciation
	2002	2002	2003	2003	2003	2003
	HK$	HK$	HK$	HK$	US$	US$
	(in millions)
Goods Yard at Hung Hom Bay	148	10	131	12	17	2
Hung Hom Station Car Park	55	21	55	22	7	3
Offices at Hung Hom Station	31	7	21	5	3	1
Offices at Hung Hom freight building	8	1	8	1	1	—
Citylink Plaza at Sha Tin Station	104	54	104	58	13	7
Goods Yard at Mongkok Station	45	4	45	5	6	1
Shops at stations	262	46	545	52	70	6

	653	143	909	155	117	20

Although these properties are leased to tenants, they are either used in or are ancillary to the Group’s rail business and are not held for their investment potential and are, accordingly, not classified as investment properties.

(g)	The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	495	596	77
After 1 year but within 5 years	1,239	1,171	151
After 5 years	24	108	14

	1,758	1,875	242

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

12	Fixed assets (continued)

(h)	The Group has entered into a number of individually structured transactions or arrangements with unrelated parties to lease out and lease back assets which include rolling stock, signalling equipment, revenue collection equipment and railway infrastructure. Under each arrangement, the Group has leased the assets to an overseas investor, who has prepaid all the rentals in relation to a lease agreement. Simultaneously, the Group has leased the assets back from the overseas investor and will pay the rentals on a semi-annual or annual basis in accordance with a pre-determined payment schedule. The Group has an option to purchase the overseas investor’s leasehold interest in the assets at a pre-determined date for a fixed or agreed amount. Part of the rental prepayments received from the overseas investor has been placed in deposits or invested in debt securities, or loaned to an unrelated party, the repayments of which will be sufficient to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the lease agreement. As long as the Group complies with the requirements of the lease agreements, the Group will continue to be entitled to quiet enjoyment of and continued possession, use or operation of, the assets. The arrangements have been entered with investors in the United States and the United Kingdom.

As at December 31, 2003, a portion of the Group’s assets with a total original cost of HK$11,836 million (US$1,524 million) (2002: HK$8,132 million) and net book value of HK$8,300 million (US$1,069 million) (2002: HK$5,524 million) is covered by nine arrangements, two of which were concluded during the year. Six arrangements involve rolling stock, with basic lease terms of 15 to 28 years. Two arrangements, one involving signalling equipment and the other involving the revenue collection system, have a basic lease term of 15 years. The remaining arrangement involving railway infrastructure has basic lease terms of between 24 years and 27 years. Since the Group retains the risks and rewards incident to ownership of the underlying assets in respect of each arrangement and enjoys substantially the same rights to their use as before the arrangements, no adjustment has been made to fixed assets. As a result of the nine arrangements, the Group has received cash of HK$13,410 million (US$1,727 million) (2002: HK$9,100 million) and, assuming exercise of the purchase option in each arrangement, will be obligated to make long-term lease payments with a total estimated net present value of HK$12,681 million (US$1,633 million) (2002: HK$8,685 million), which obligations are expected to be funded with the proceeds of existing deposits and investments totalling HK$11,923 million (US$1,536 million) (2002: HK$8,685 million).

The total net amounts of cash received by the Group from the arrangements have been recorded as deferred income and are being amortized to the income statement over the applicable lease terms of the arrangements. The total amount of HK$23 million (US$3 million) (2002: HK$19 million) recognized for the year has been included in turnover in the income statement.

(i)	During the year, an extensive review was undertaken of the useful lives of all major fixed asset categories. Effective from January 1, 2003, the estimated useful lives of the following assets were revised after taking into consideration the actual condition of the assets and planned asset replacement programs. Management considers that the revised useful lives better reflect the period over which the related assets will contribute to the Group. Details of the assets affected and the resultant financial effect are as follows:

			Increase /	Increase /
			(decrease) in	(decrease) in
	Original	Revised	depreciation	depreciation
	useful life	useful life	charge for	charge for
Asset category	(Years)	(Years)	the year	the year
			HK$	US$
			(in millions)
Rolling stock (electrical)	40	30-40	11	1
Mobile phone system	5	7	(3)	—
Office fixtures	10	15	(3)	—
Ballast replacement	12	15	(5)	(1)

			—	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

13	Construction in progress

Construction in progress comprises:

	Balance	Costs		Balance	Balance
	as at	incurred	Transfer to	as at	as at
	January 1,	during	fixed	December 31,	December 31,
	2003	the year	assets	2003	2003
	HK$	HK$	HK$	HK$	US$
West Rail
Main contracts
— Civil works	21,490	2,040	(23,436)	94	12
— Plant and equipment	2,919	1,473	(4,246)	146	19

Associated construction costs
— Feasibility studies	219	—	(219)	—	—
— Consultants’ fees	4,891	355	(5,246)	—	—

Land and related costs	3,773	282	(4,055)	—	—

Overheads
— Staff costs	2,108	591	(2,699)	—	—
— Others	899	165	(1,019)	45	6
— On-cost recovery	(596)	(102)	694	(4)	(1)

	35,703	4,804	(40,226)	281	36

Net borrowing costs/(net investment income)	(3,939)	314	3,652	27	4

	31,764	5,118	(36,574)	308	40

East Rail Extensions
Main contracts
— Civil works	5,676	2,797	—	8,473	1,091
— Plant and equipment	788	887	—	1,675	216

Associated construction costs
— Consultants’ fee	1,095	286	—	1,381	177

Land and related costs	451	264	—	715	92

Overheads
— Staff costs	774	352	—	1,126	146
— Others	186	54	—	240	31
— On-cost recovery	(221)	(78)	—	(299)	(39)

	8,749	4,562	—	13,311	1,714
Net borrowing costs	101	679	—	780	101

	8,850	5,241	—	14,091	1,815

Other
Buildings and other civil works	1,311	695	(1,633)	373	48
Rolling stock	139	89	(113)	115	14
Other equipment	234	226	(246)	214	28

	1,684	1,010	(1,992)	702	90

	42,298	11,369	(38,566)	15,101	1,945

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

13	Construction in progress (continued)

West Rail

(i)	Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

—	HK$51 million (US$7 million) (2002: HK$67 million) for the lease of land required for construction sites for the West Rail project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

—	HK$40 million (US$5 million) (2002: HK$97 million) for land resumption work on the West Rail project undertaken by the Government on behalf of the Corporation.

—	HK$181 million (US$23 million) (2002: HK$142 million) for compensation accepted by the owners of resumed land in respect of the West Rail project paid by the Government on behalf of the Corporation. The Corporation is obligated to reimburse such compensation paid to the Government.

(ii)	Included in on-cost recovery credited during the year are amounts received and receivable in respect of the following:

—	HK$39 million (US$5 million) (2002: HK$52 million) from the Government for certain essential public infrastructure works and other works along the West Rail, Phase I route undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

—	HK$35 million (US$5 million) (2002: HK$73 million) from the subsidiary, West Rail Property Development Limited, for property development along the West Rail, Phase I route as governed by the Shareholding Agreement between the Corporation and the Government (see note 19).

(iii)	Costs included in construction in progress at December 31, 2003 relating to the West Rail project represent costs incurred to date in respect of certain individual projects which were not complete at December 31, 2003. Upon completion of the projects the relevant costs will be transferred to fixed assets.

East Rail Extensions

(i)	East Rail Extensions comprise the Tsim Sha Tsui extension HK$3,243 million (US$418 million) (2002: HK$2,119 million), the Ma On Shan Rail HK$6,958 million (US$896 million) (2002: HK$5,115 million) and the Lok Ma Chau Spur Line HK$3,890 million (US$501 million) (2002: HK$1,616 million).

(ii)	Include in land and related costs incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

—	HK$52 million (US$7 million) (2002: HK$54 million) for the lease of land required for construction sites for the East Rail Extensions project. The land does not have a measurable value as it cannot be assigned and can only be used by the Corporation and/or its contractors.

—	HK$170 million (US$22 million) (2002: HK$36 million) for land resumption work undertaken by the Government and compensation accepted by the owners of resumed land paid by the Government on behalf of the Corporation in respect of the East Rail Extensions project. The Corporation is obligated to reimburse such sums to the Government.

(iii)	Included in on-cost recovery credited during the year is an amount of HK$52 million (US$7 million) (2002: HK$29 million) received and receivable from the Government for certain essential public infrastructure works and other works along the route of East Rail Extensions undertaken by the Corporation on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

14	Deferred expenditure

Deferred expenditure comprises:

	Balance			Balance	Balance
	as at	Expenditure	Net	as at	as at
	January 1,	during the	borrowing	December 31,	December 31,
	2003	year	costs	2003	2003
	HK$	HK$	HK$	HK$	US$
	(in millions)
Sha Tin to Central Link	113	609	9	731	94
Kowloon Southern Link	43	123	3	169	22

	156	732	12	900	116

Included in expenditure incurred during the year are amounts paid and payable to the Government by the Corporation in respect of the following:

—	HK$5 million (US$1 million) (2002: HK$ nil) for land resumption work on the Sha Tin to Central Link project undertaken by the Government on behalf of the Corporation.

—	HK$2 million (US$ nil) (2002: HK$ nil) for land resumption work on the Kowloon Southern Link project undertaken by the Government on behalf of the Corporation.

15	Properties under development

Properties under development held in Hong Kong under long-term leases comprise:

	Balance		Transfer	Balance	Balance
	as at	Expenditure	from	as at	as at
	January 1,	during the	deferred	December 31,	December 31,
	2003	year	income	2003	2003
	HK$	HK$	HK$	HK$	US$
			(in millions)
Che Kung Temple	30	—	—	30	4
Ho Tung Lau	19	—	(19)	—	—
Tai Wai Maintenance Centre	958	85	—	1,043	134
Tai Wai Station	77	144	—	221	29
Wu Kai Sha	58	81	—	139	18
Other property developments	11	4	—	15	2

	1,153	314	(19)	1,448	187

To strengthen the measures on stabilization of property prices, the Secretary for Housing, Planning and Lands announced on October 15, 2003 that the Government and the Corporation have agreed not to invite expression of interests for the property projects at Tai Wai Maintenance Centre and Tai Wai Station until 2005, with the first phase of these two developments to be completed no earlier than 2008. Development schedules for the remaining property sites at Wu Kai Sha and Che Kung Temple of the Ma On Shan Rail will not be put to tender before 2005.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

16	Investment in subsidiaries

         Details of the subsidiaries are as follows:

		Number of		Percentage	Percentage
	Place of	issued and		of shares	of shares
	incorporation	fully paid	Par value	held by the	held by
Name of company	and operation	shares**	of shares	Corporation	subsidiary	Nature of business
Manlai Court Property	Hong Kong	25,500‘A’	HK$1	100%	Nil	Property management
Management Company Limited		24,500‘B’	HK$1	Nil	Nil
Sun Tuen Mun Centre	Hong Kong	25,000‘A’	HK$1	100%	Nil	Property management
Management Company Limited		25,000‘B’	HK$1	100%	Nil
Royal Ascot Management	Hong Kong	25,000‘A’	HK$1	100%	Nil	Property management
Company Limited		25,000‘B’	HK$1	100%	Nil
Hanford Garden Property
Management Company Limited	Hong Kong	10,000	HK$1	100%	Nil	Property management
Pierhead Garden Management	Hong Kong	25,000‘A’	HK$1	100%	Nil	Property management
Company Limited		25,000‘B’	HK$1	Nil	100%
The Metropolis Management	Hong Kong	25,500‘A’	HK$1	100%	Nil	Property management
Company Limited		24,500‘B’	HK$1	Nil	Nil
Capital System Limited	Hong Kong	5,000	HK$1	100%	Nil	Investment holding
Buoyant Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Advanced Asset Limited	Hong Kong	100	HK$10	100%	Nil	Signalling system leasing facilitation
Quality Asset Limited	Hong Kong	100	HK$10	100%	Nil	Signalling system leasing facilitation
Kasey Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Circuit Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

16	Investment in subsidiaries (continued)

		Number of		Percentage	Percentage
	Place of	issued and		of shares	of shares
	incorporation	fully paid	Par value	held by the	held by
Name of company	and operation	shares**	of shares	Corporation	subsidiary	Nature of business
Shining Asset Limited	Hong Kong	100	HK$10	100%	Nil	Revenue collection system leasing facilitation
Fluent Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Kudos Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Unique Asset Limited	Hong Kong	100	HK$10	100%	Nil	Rolling stock leasing facilitation
Bowman Asset Limited	Cayman Islands	1,000	US$1	100%	Nil	Railway infrastructure leasing facilitation
Statesman Asset Limited	Cayman Islands	1,000	US$1	100%	Nil	Railway infrastructure leasing facilitation
Interwind Asset Limited	Hong Kong	100	HK$10	100%	Nil	Railway equipment leasing facilitation
V-Connect Limited	Hong Kong	100	HK$10	100%	Nil	Mobile communication system operation
*West Rail Property	Hong Kong	51‘A’	HK$10	100%	Nil	Property development
Development Limited		49‘B’	HK$10	Nil	Nil
*Kam Sheung Property	Hong Kong	100	HK$10	Nil	100%	Property development
Development Limited
*Kwai Fong Property	Hong Kong	100	HK$10	Nil	100%	Property development
Development Limited
*Long Ping Property	Hong Kong	100	HK$10	Nil	100%	Property development
Development Limited
*Long Ping South Property	Hong Kong	100	HK$10	Nil	100%	Property development
Development Limited

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

16	Investment in subsidiaries (continued)

		Number of		Percentage	Percentage
	Place of	issued and		of shares	of shares
	incorporation	fully paid	Par value	held by the	held by
Name of company	and operation	shares**	of shares	Corporation	subsidiary	Nature of business
*Nam Cheong Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Pat Heung Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tin Shui Wai Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tsuen Wan West Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tuen Mun Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Yuen Long Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tsuen Wan West Cityside Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tsuen Wan West TW6 Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development
*Tsuen Wan West TW7 Property Development Limited	Hong Kong	100	HK$10	Nil	100%	Property development

*	These subsidiaries are held by the Corporation for the sole purpose of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government and their financial statements are excluded from consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.

**	All the issued and fully paid shares of the subsidiaries are ordinary shares.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

17	Interest in associate

The interest in associate is as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Share of net assets	35	42	5

         Details of the associate, which is incorporated and operates in Hong Kong and provides the Octopus cards system are as follows:

	Number
	of issued
	and fully	Par value	Percentage of
Name of company	paid shares	of shares	shares held	Nature of business
Octopus Cards Limited	42,000,000 ordinary	HK$1	22.1%	Development and operation of the Octopus cards system

         On January 17, 2001, the Corporation entered into a service agreement with Octopus Cards Limited in order to formalize the existing arrangements for the provision of services to each other relating to the use of Octopus cards. Under the service agreement, the Corporation will continue to accept the use of Octopus cards for payment of fares and to provide add-value, refund and other ancillary services to Octopus Cards Limited.

         During the year, the Group made payments to Octopus Cards Limited amounting to HK$29 million (US$4 million) (2002: HK$30 million) in respect of fees for the use of the Octopus cards system. These payments were made based on the fare revenue generated from Octopus cards. No other charges were made or incurred by the Group in respect of the administration of the Octopus cards system. The Group received HK$7 million (US$1 million) (2002: HK$6 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards.

18	Loan receivable

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Loan receivable	—	774	100

         Under one of these lease arrangements entered into by the Group as referred to in note 12(h), the lease payments are ultimately funded by the repayment of a corresponding loan made by the Group to an unrelated party. The loan receivable represents the outstanding loan made by the Group to an unrelated party pursuant to these arrangements. The interest rate implicit in the lease arrangement equals the interest rate receivable by the Group under the loan, which is 6.96% per annum.

         The loan will be repayable by installments over the duration of the lease arrangement until its expiry in 2018. Repayments are due, under the terms of the lease arrangement as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	—	42	6
After 1 year	—	732	94

	—	774	100

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

19	Loan to subsidiary

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

         All costs incurred or to be incurred in relation to the West Rail property developments are to be funded by loans from the Corporation to WRPDL bearing interest at an annual rate of 1% over the Corporation’s average cost of funds in the preceding year. To the extent that WRPDL is unable to repay the loan, the Government shall seek the necessary authority to reimburse costs incurred by the Corporation. The Government has also undertaken to indemnify the Corporation against all liabilities properly incurred by the Corporation in relation to such property developments.

         Subsidiaries of WRPDL have been formed to handle the property developments along the West Rail, Phase I route whereby the Government will receive the profits less losses from the developments and the Group will earn management fees.

20	Investments in securities

(a)	Investments in securities comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Non-trading securities
Managed by fund managers
Listed
— Outside Hong Kong	1,217	1,165	150
— In Hong Kong	16	5	1
Unlisted
— Quoted in Hong Kong	7,020	4,182	539
— Quoted outside Hong Kong	1,572	1,596	205
Interest-bearing deposits	2,501	4,106	529
Managed by the Corporation
Listed
— Outside Hong Kong	1,377	—	—
— In Hong Kong	156	—	—
Unlisted
— Quoted in Hong Kong	5,306	1,190	153

Total fair value of investments	19,165	12,244	1,577

Total market value of listed investments	2,766	1,170	151

         Included in investments in securities are debt securities issued by the Government and Government-owned entities in Hong Kong with a total fair value of HK$ nil (US$ nil) (2002: HK$219 million) as at December 31, 2003. Interest income derived from these debt securities during the year amounted to HK$11 million (US$1 million) (2002: HK$11 million).

(b)	Investments in securities are expected to mature as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	16,612	11,231	1,447
After 1 year	2,553	1,013	130

	19,165	12,244	1,577

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

21	Stores and spares

Stores and spares are expected to be consumed as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	104	124	16
After 1 year	109	130	17

	213	254	33

22	Interest receivable

Interest receivable is expected to be recovered within 1 year.

23	Other receivables

(a)	Other receivables comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Amount due from associate	1	3	—
Amount due from the Government	298	393	51
Debtors, deposits and prepayments	863	216	28

	1,162	612	79

         The amount due from the Government represents HK$341 million (US$44 million) (2002: HK$256 million) in respect of certain essential public infrastructure works and other works along the routes of the West Rail and East Rail Extensions undertaken on behalf of the Government pursuant to the respective entrustment agreements with the Government in respect of such entrustment works and HK$52 million (US$7 million) (2002: HK$42 million) for “on-costs” charged to the Government in respect of such entrustment works.

         Included in debtors, deposits and prepayments as at December 31, 2002 were certain costs totalling HK$498 million (US$64 million) identified during the year as relating to the property development along the West Rail, Phase I route and transferred from construction in progress (note 13), and the related accrued interest of HK$148 million (US$19 million) (note 6). The amounts have been included in the balance of loan to WRPDL at December 31, 2003 upon agreement between the Corporation and the Government according to the provisions as set out in the Shareholding Agreement (note 19).

(b)	Other receivables are expected to be recovered as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	479	585	75
After 1 year	683	27	4

	1,162	612	79

(c)	Included in other receivables are debtors with the following ageing analysis:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Current	1,026	526	68
Less than 1 month overdue	3	8	1
1 to 3 months overdue	2	14	2
More than 3 months overdue	5	11	1

Total debtors	1,036	559	72
Deposits and prepayments	126	53	7

	1,162	612	79

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

         For debtors of commercial property leasing and franchise operations, no credit is allowed except for revenue sharing arrangements. For debtors of other business dealings, the normal credit period extended is one month.

24	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Deposits with banks
— Within 3 months of maturity when placed	4,565	2,423	312
— More than 3 months of maturity when placed	943	200	26
Cash at bank and in hand	20	54	7

Cash and cash equivalents in the balance sheets	5,528	2,677	345
Less: deposits with banks with more than 3 months of maturity when placed	(943)	(200)	(26)

Cash and cash equivalents in the cash flow statement	4,585	2,477	319

(b)	At December 31, 2003, the deposits with banks were placed to mature as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	5,308	2,623	338
After 1 year	200	—	—

	5,508	2,623	338

25	Interest payable

Interest payable is expected to be settled within 1 year.

26	Other payables

(a)	Other payables comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Deposits and advances	1,520	1,326	171
Creditors and accrued charges	714	770	99
Amount due to the Government	17	2	—

	2,251	2,098	270

         The amount due to the Government represents HK$2 million (US$ nil) (2002: HK$17 million) for land grant applications for property development along the route of East Rail Extensions.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

26	Other payables (continued)

(b)	Other payables are expected to be settled as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	1,063	1,138	146
After 1 year	1,188	960	124

	2,251	2,098	270

(c)	Included in other payables are creditors with the following ageing analysis:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Due within 1 month or on demand	353	265	34

Total creditors	353	265	34
Deposits and advances received	1,520	1,326	171
Accrued charges	378	507	65

	2,251	2,098	270

27	Accrued charges and provisions for capital projects

     The balance includes accrued charges related to capital projects which are settled upon certification of work in progress and also provisions for claims on contracts in respect of the West Rail and East Rail Extensions projects.

     Included in accrued charges for capital projects is an amount of HK$383 million (US$49 million) (2002: HK$570 million) for amounts payable to the Government in respect of land resumption work undertaken on the West Rail, East Rail Extensions, Sha Tin to Central Link and Kowloon Southern Link projects.

     Accrued charges and provisions for capital projects of the Group are all expected to be settled or utilized within one year.

28	Lease payable

     Lease payable is expected to be repayable as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	—	42	6
After 1 year	—	716	92

	—	758	98

     The lease payable arises from the lease arrangement disclosed in note 18. The payments are to be funded by repayment of the loan receivable as discussed in note 18 in accordance with the terms of the lease arrangement.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

29	Interest-bearing borrowings

     Interest-bearing borrowings comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Capital market instruments
US dollar Euro medium term notes due 2009 (a)	7,769	7,770	1,001
HK dollar medium term notes due 2013 (a)	—	800	103
US dollar Euro medium term notes due 2014 (a)	388	388	50
US dollar Global notes due 2010 (b)	7,781	7,780	1,002
HK dollar Retail notes due 2008 and 2013 (c)	—	1,023	132

	15,938	17,761	2,288

Bank loan
Export credit loans (e)	1,815	2,252	290

	17,753	20,013	2,578

(a)	The Corporation issued 7.25% notes due 2009 with a principal amount of US$1 billion at a discount on July 27, 1999 and 7.77% notes due 2014 with a principal amount of US$50 million at a discount on November 17, 1999 and 4.65% notes due 2013 with a principal amount of HK$800 million at par on June 9, 2003 under its US$3 billion Euro medium term note program. All the notes issued are unsecured and repayable in full on the respective due dates.

(b)	The Corporation issued 8.00% global notes due 2010 with a principal amount of US$1 billion at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on the Stock Exchange of Hong Kong Limited, the London Stock Exchange Limited and the New York Stock Exchange, Inc. All the notes issued are unsecured and repayable in full on the due date.

(c)	The Corporation issued 3% notes due 2008 with a principal amount of HK$300 million at a premium and 4.8% notes due 2013 with a principal amount of HK$700 million at a premium on June 6, 2003. All the notes issued are unsecured and repayable in full on the respective due dates.

(d)	All the net proceeds received from the notes issued are invested in fixed income instruments or placed on deposit with banks or issuers with triple B or above credit ratings until they are required to meet development costs.

(e)	During the year, in addition to the amounts totalling US$209.5 million drawn down in previous years, an amount of US$80.7 million was drawn down by the Corporation under a US$337.7 million export credit loan facility for financing the purchase of rolling stock. The total amount of the facility was reduced to US$253.6 million as at December 31, 2003 following the cancellation of the undrawn amount of US$47.5 million of the facility with effective from June 30, 2003 and the subsequent repayment of US$36.6 million by the Corporation. The loan is unsecured and repayable by seventeen semi-annual installments commencing on April 21, 2003. As at December 31, 2003, about 57% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 43% bears interest at a rate of LIBOR plus 0.5% per annum.

During the year, in addition to the amount of US$22.4 million drawn down in previous years, an amount of US$13.1 million was drawn down by the Corporation under a US$42 million export credit loan facility for financing the purchase of the train control and signalling system of West Rail. The loan balance bears interest at a rate of LIBOR plus 0.6% per annum and is unsecured and repayable by seventeen semi-annual installments commencing not later than May 1, 2004.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

29	Interest-bearing borrowings (continued)

(f)	At December 31, 2003, the interest-bearing borrowings were repayable as follows:

		Capital
		market
	Total	instruments	Bank loans	Total	Total
	2002	2003	2003	2003	2003
	HK$	HK$	HK$	HK$	US$
	(in millions)
Within 1 year	310	—	297	297	38
After 1 year but within 2 years	350	—	298	298	38
After 2 year but within 5 years	548	304	907	1,211	156
After 5 years	16,545	17,457	750	18,207	2,345

	17,753	17,761	2,252	20,013	2,577

30	Deferred income

(a)	Movements on deferred income comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Balance at January 1,	454	434	56
Net amount accrued during the year	—	18	2
Net amount received during the year	140	337	43
Transfer to properties under development	—	(19)	(2)
Transfer to the income statement	(160)	(27)	(3)

	434	743	96

(b)	Deferred income is expected to be recognized in the income statement as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	27	48	6
After 1 year	407	695	90

	434	743	96

31	Share capital

	2001		2002		2003		2003
	No. of	HK$	No. of	HK$	No. of	HK$	US$
	shares	(in millions)	shares	(in millions)	shares	(in millions)	(in millions)
Share capital:
Authorized:
Shares of HK$100,000 each	425,000	42,500	425,000	42,500	425,000	42,500	5,474

Issued and fully paid:
At January 1,	311,200	31,120	391,200	39,120	391,200	39,120	5,039
Issued during the year	80,000	8,000	—	—	—	—	—

At December 31,	391,200	39,120	391,200	39,120	391,200	39,120	5,039

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

31	Share capital (continued)

     Pursuant to the Kowloon-Canton Railway (Increase in Authorized Capital) Order 2001 effective on March 2, 2001, the authorized capital of the Corporation was increased from HK$34,000,000,000 divided into 340,000 shares of HK$100,000 each to HK$42,500,000,000 divided into 425,000 shares of HK$100,000 each.

     On the same day, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government for each at par, being the equity injection money received from the Government for the construction of the Tsim Sha Tsui extension and Ma On Shan Rail.

32	Development reserve

     The development reserve represents appropriations of all profits from property developments to retained reserves within the Corporation. The development reserve will be utilized for future railway capital expenditure upon approval of the Managing Board. Movements in the development reserve during the year were as follows:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	6,417	6,441	6,535	841
Transfer from the income statement	24	94	—	—

Balance at December 31,	6,441	6,535	6,535	841

33	Investment property revaluation reserve

     The investment property revaluation reserve comprises:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	242	176	134	17
Deficit arising on revaluation during the year (note 12)	(66)	(42)	(17)	(2)

Balance at December 31,	176	134	117	15

34	Investment revaluation reserve

     The revaluation reserve arising on investments in securities comprises:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	16	133	50	7

Surplus/(Deficit) arising on revaluation	250	(516)	(197)	(25)
Less: Amount capitalized	(119)	414	121	15

	131	(102)	(76)	(10)

Deficit/(Surplus) realized on disposal	(62)	55	60	8
Surplus/(Deficit) capitalized in prior years	48	(36)	(35)	(5)

Deficit/(Surplus) transferred to the income statement on disposal	(14)	19	25	3

Balance at December 31,	133	50	(1)	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

35	Retained profits

     Profits are retained as follows:

	2001	2002	2003	2003
		Restated
	HK$	HK$	HK$	US$
	(in millions)
Retained profits at January 1,
— as previously reported	11,106	13,710	16,277	2,096
— prior period adjustment
— change in accounting policy (note 4(a))		(2,153)	(2,604)	(335)
— change in accounting policy (note 4(b))	(32)
— change in accounting policy (note 4(c))	225

— as restated	11,299	11,557	13,673	1,761

Dividend approved in respect of the previous year (note 10)	—	—	(620)	(80)

Retained profit for the year
— as previously reported	2,412	2,567
— prior period adjustment
— change in accounting policy (note 4(a))		(451)
— change in accounting policy (note 4(b))	(1)

— as restated	2,411	2,116	1,381	178

Retained profits at December 31,	13,710	13,673	14,434	1,859

Representing:
Proposed dividend (note 10)	—	620	620	80
Retained profits after proposed dividend	13,710	13,053	13,814	1,779

     Included in the retained profits of the Group is an amount of HK$33 million (US$4 million) (2002: HK$26 million; 2001: HK$10 million), being the retained profits attributable to an associate.

     Comparative figures for 2002 have been restated as a result of the change in accounting policy for deferred tax as set out in note 4(a). However, comparative figures for 2001 and prior years have not been restated because it would be impractical to do so.

36	Related parties

     The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of the West Rail, Phase I and East Rail Extensions which are considered to be related party transactions under Statement of Standard Accounting Practice 20 and these are disclosed in notes 1, 3(c), 13, 14, 16, 19, 23, 26, 27 and 31 to the financial statements. In addition, the Corporation had made investments in debt securities issued by the Government and Government-owned entities during the year. Details of the interest income derived therefrom are disclosed in note 20 to the financial statements. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.

     Members of the Managing Board and the Executive Directors who are not Members of the Managing Board and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration which is disclosed in note 5 to the financial statements.

     The Corporation and four other local transport companies (including the MTR Corporation Limited) entered into an agreement in 1994 to develop and operate the Octopus cards system through a central body called Octopus Cards Limited. During the year, Octopus Cards Limited earned fees for the use of the Octopus cards system from the Corporation and paid ticket loading agent fees to the Corporation. Details of the transactions are disclosed in note 17 to the financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

37	Outstanding commitments

(a)	Commitments outstanding at December 31, 2003 in respect of capital expenditure not provided for in the financial statements were as follows:

	2002	2003
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Contracted for
Noise abatement program	20	5	—	5	1
Construction and improvement works at various stations, stops and terminals	165	—	10	10	1
New railway projects	36	296	70	366	47
Improvement works on vehicles and equipment	31	7	7	14	2
Purchase of eight 12-car electric multiple units	9	14	2	16	2
Light Rail Extension to Tin Shui Wai	167	7	—	7	1
Grade separation at LRT junction	171	—	—	—	—
Replacement of LRT vehicle information system	185	3	—	3	—
Southern subway and concourse at Kowloon
Tong Station	74	1	11	12	1
Light Rail integration projects with West Rail	26	4	—	4	1
East Rail Extensions project:
Consultants’ fees	613	255	111	366	47
Construction works	7,607	3,162	1,424	4,586	591
Staff costs	790	166	67	233	30
Land acquisition costs	892	231	155	386	50
Others	63	14	19	33	4

	9,965	3,828	1,776	5,604	722
West Rail project:
Consultants’ fees	616	239	16	255	33
Construction works	2,789	407	—	407	53
Staff costs	476	162	9	171	22
Land acquisition costs	191	131	—	131	17
Others	54	110	2	112	14

	4,126	1,049	27	1,076	139
Other projects	36	22	12	34	4

	15,011	5,236	1,915	7,151	921

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

37	Outstanding commitments (continued)

	2002	2003
	Total	Within 1 year	After 1 year	Total	Total
	HK$	HK$	HK$	HK$	US$
	(in millions)
Authorized but not contracted for
Noise abatement program	151	—	150	150	19
PRC through train development	28	1	25	26	4
Electric multiple units refurbishment	31	5	20	25	3
Acquisition and implementation of computer systems	51	2	24	26	3
Construction and improvement works at various stations, stops and terminals	86	4	50	54	7
Improvement works on vehicles and equipment	115	4	104	108	14
Purchase of eight 12-car electric multiple units	267	2	133	135	17
Light Rail Extension to Tin Shui Wai	—	30	—	30	4
Replacement of LRT vehicle information system	—	79	5	84	11
Installation of training information system	32	1	31	32	4
Southern subway and concourse at Kowloon Tong Station	48	9	24	33	4
Replacement of ARC equipment at all stations	50	2	21	23	3
Replacement of three diesel locomotives	99	26	—	26	3
Train-Borne Infotainment system	219	5	124	129	17
New railway projects	264	307	1,954	2,261	291
Renovation of Government and commercial office	13	1	1	2	—
East Rail Extensions project:
Consultants’ fees	56	42	19	61	8
Construction works	77	183	1	184	24
Staff costs	207	125	343	468	60
Land acquisition costs	6	4	—	4	—
Others	7	33	28	61	8

	353	387	391	778	100
West Rail project:
Land acquisition costs	2,068	1,686	120	1,806	233
Others	629	69	—	69	9

	2,697	1,755	120	1,875	242
Other projects	72	104	253	357	46

	4,576	2,724	3,430	6,154	792

(b)	As December 31, 2003, the total future minimum lease payments under non-cancellable operating leases on property are payable as follows:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Within 1 year	148	87	11
After 1 year but within 5 years	125	53	7

	273	140	18

     The operating leases are mainly related to work areas used for construction of new railways. During the year amounts payable under operating leases totalling HK$105 million (US$14 million) (2002: HK$115 million) were capitalized as part of construction in progress and deferred expenditure.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

38	Notes to the consolidated cash flow statement

(a)	Reconciliation of operating profit before net investment income to net cash inflow from operations:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Operating profit before net investment income	1,911	1,934	1,549	200
Depreciation	661	725	748	96
Fixed assets written off	5	27	9	1
Increase in stores and spares	(15)	(27)	(41)	(5)
Increase in other receivables	(264)	(539)	(69)	(9)
Increase/(decrease) in other payables and deferred income	463	783	(17)	(2)

	2,761	2,903	2,179	281

(b)	Reconciliation of profit on property development to net cash outflow from property development:

	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Profit on property development	24	94	—	—
Increase in properties under development	(383)	(577)	(308)	(40)
Decrease/(Increase) in properties held for resale	(11)	11	—	—
Increase in deferred property development income	20	70	—	—

	(350)	(402)	(308)	(40)

39	Retirement benefit scheme

     The Kowloon-Canton Railway Corporation Retirement Benefit Scheme (“the Scheme”) was established on February 1, 1983 under trust. With effect from November 16, 1994, the Scheme has been registered under Section 18 of the Occupational Retirement Schemes Ordinance.

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

     Following the agreement of more than 90% of the members of the defined benefit section of the Scheme, with effect from April 1, 2000, all 3,709 members (excluding 37 non consenters) joined the defined contribution section and the 37 non consenters ceased to be members of the Scheme on April 1, 2000. Pursuant to a Deed of Variation dated March 31, 2000, the defined benefit section of the Scheme was terminated and a Mandatory Provident Fund (“MPF”) Appendix was introduced to the Scheme. From April 1, 2000, all benefits payable under the Scheme are calculated by reference to the Corporation’s contributions and members’ own contributions, together with investment returns on these contributions.

     For members joining the Scheme before January 1, 2000, the Corporation’s contribution rates are 12% and 16% of the respective salaries of non-management staff and management staff. For members joining on or after January 1, 2000, the Corporation’s contribution rates for the first eight years are 8% and 12% of the respective salaries of non-management staff and management staff and, thereafter, the contribution rates will be 10% and 15% of the respective salaries of non-management staff and management staff.

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

39	Retirement benefit scheme (continued)

     Where there are employees who leave the Scheme prior to their entitlement to all or part of the Corporation’s contributions vesting fully, such contributions shall be used to reduce the future contributions of the Corporation due under the Scheme.

     The Group’s total retirement cost charged to the income statement during the year ended December 31, 2003 amounted to HK$108 million (US$14 million) (2002: HK$110 million; 2001: HK$105 million) net of a capitalized amount of HK$29 million (US$4 million) (2002: HK$19 million; 2001: HK$18 million), after a forfeiture of unvested contributions of HK$2 million (US$ nil) (2002: HK$4 million; 2001: HK$8 million).

40	Loan facilities

     Total undrawn loan facilities available to the Corporation comprise:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
HK$2,350 million (US$303 million) (2002: HK$2,250 million) short-term uncommitted revolving credit facilities	2,250	2,350	303
HK$20 million (US$3 million) (2002: HK$20 million) letters of credit	3	20	3
HK$25 million (US$3 million) (2002: HK$25 million) overdraft facilities	25	25	3
US$3,000 million (2002: US$3,000 million) Euro medium term note program	15,266	14,399	1,854
US$292 million (2002: US$236 million) letters of credit for leveraged leases	1,848	2,276	293
US$296 million (2002: US$380 million) export credit loan facilities	1,157	51	7

	20,549	19,121	2,463

41	Off-balance sheet financial instruments

     The Corporation uses off-balance sheet derivative instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts to manage its interest rate and foreign currency risks. All transactions in derivative instruments are undertaken by the Corporation solely for hedging purposes. The Corporation does not engage in the trading or speculation of derivative instruments. As at December 31, 2003, the Corporation has outstanding derivative instruments in the notional amount of HK$24,850 million (US$3,201 million) (2002: HK$19,830 million) comprising:

	2002	2003	2003
	HK$	HK$	US$
	(in millions)
Interest rate swaps	3,914	5,697	734
Cross currency swaps	15,573	15,573	2,006
Foreign exchange forward contracts	343	3,580	461

	19,830	24,850	3,201

42	Contingent liabilities

     At December 31, 2003, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and East Rail Extensions projects for which no provisions have been made in the financial statements as at December 31, 2003. The Group is in the process of resolving these claims and the amounts of the Group’s obligations, if any, cannot be estimated reliably.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

42	Contingent liabilities (continued)

     The lease arrangements referred to in note 12(h) are subject to certain terms and conditions under the related agreements whereby one of the lease arrangements entered in 2003 may be subject to mandatory termination upon the occurrence of certain specified events or circumstances. Management has considered the likelihood of such events occurring and has concluded that there was a possibility that one of the lease arrangements may be subject to mandatory termination before the end of the basic lease term. Should mandatory termination of the lease arrangement occur, the maximum exposure of the Group after deduction of the transaction benefit is estimated to be approximately HK$65 million (US$8 million) at December 31, 2003 representing compensation that the Group may have to bear should the mandatory termination occur.

43	Summary of differences between accounting principles generally accepted in Hong Kong and the United States

     The Group’s financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The significant differences relate to the following items and the adjustments considered necessary to reconcile consolidated profit after taxation and consolidated shareholder’s funds in accordance with US GAAP are shown in the following tables.

(a)	Investment property revaluation and depreciation

     Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation expense is not provided on investment properties. Under US GAAP, such revaluations are not permitted. Accordingly, the investment properties of the Group, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

     Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$761 million (US$98 million) and HK$761 million (US$98 million) at December 31, 2002 and December 31, 2003, respectively.

(b)	Investments

     Under HK GAAP, investment securities are stated in the balance sheet at fair value. Changes in fair value of pre-funding investments in securities (see note 3(m)) are capitalized to construction in progress and deferred expenditure. Additionally, interest earned and realized gains and losses on pre-funding investments in securities are credited (see note 3(q)) to construction in progress and deferred expenditure.

     Under US GAAP, the Group’s investments in debt securities are classified as “available for sale” and reported at fair value, with unrealized gains and losses net of income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the income statement.

     Under both HK GAAP and US GAAP, no provision for or reversal of impairment of investment securities has been made for the year ended December 31, 2003.

(c)	Revenue recognition on property development

     Under HK GAAP, the Group recognizes its profit on the receipt of non-refundable advance payments from developers after issue of the occupation permit and taking into account outstanding risks, if any, retained by the Group in connection with the development. Under US GAAP, profit on the receipt of non-refundable advance payments from developers would be recognized on a percentage-of-completion basis.

     In 1997, the Group disposed of certain investment properties in exchange for other investment properties. The cost of the acquired properties was stated at the fair value of the properties disposed of. Under US GAAP, the cost of the acquired properties should be stated at the cost of the properties being disposed of. Accordingly, an adjustment of HK$61 million (US$8 million) was made to net assets to restate the cost of properties acquired under US GAAP. This adjustment will be reversed upon disposal of the related properties.

     In 2002, under HK GAAP the Group recognized property development profits amounting to HK$94 million (US$12 million) of which an amount of HK$73 million (US$9 million) was recognized in 2001 on a percentage of completion basis under US GAAP. Accordingly, an adjustment of HK$73 million (US$9 million) was made to the consolidated net income under US GAAP for the year ended December 31, 2002.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

43	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(d)	Capitalization of certain costs

     Under HK GAAP, certain costs of a non-incremental nature are capitalized relative to capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP. The related depreciation charges in respect of capitalized non-incremental costs amounted to HK$14 million (US$2 million) and HK$15 million (US$2 million) for the year ended December 31, 2002 and December 31, 2003 respectively.

(e)	Capitalized interest and foreign exchange gains and losses

     Under HK GAAP, prior to January 1, 1997, the Group did not capitalize interest costs to capital projects.

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

     With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs is similar to US GAAP as all borrowings are specifically related to the acquisition or construction of an asset.

     Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized.

(f)	Income taxes

     Prior to January 1, 2003, under HK GAAP the Group’s deferred tax liabilities were calculated using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure and were provided to the extent that it is probable that such liabilities were expected to crystallize in the foreseeable future. Deferred tax assets were only recognized if their realization was assured beyond reasonable doubt.

     Under US GAAP full provision is made for all deferred taxes as they arise, except that a valuation allowance is provided on deferred tax assets to the extent that it is not “more likely than not” that such deferred tax assets will be realized. Under US GAAP, “more likely than not” is defined as a likelihood of more than 50 percent.

     With effect from January 1, 2003, the Group’s accounting policy under HK GAAP for the recognition of deferred tax as set out in note 3(s) is similar to US GAAP except that under HK GAAP, deferred tax assets are recognized only to the extent that it is probable that sufficient future taxable profits will be generated to utilize such assets. As shown in note 35, the effect of adopting this policy resulted in a decrease of HK$2,604 million (US$335 million) to the balance of the shareholder’s funds as of January 1, 2002 and, accordingly, the US GAAP adjustment to the shareholder’s funds arising in 2002 for deferred tax accounting has been eliminated.

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

43	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America (continued)

(h)	Lease out and lease back transactions

     Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits under the lease out and lease back transactions as described in note 12(h), those commitments and deposits are not recognized as obligations and assets of the Group. In the case where the Corporation’s commitments and deposits meet the definition of a liability and an asset, such commitments and deposits are recognized as obligations and assets in the balance sheet (see note 3(o)).

     Under US GAAP, cash deposits cannot be used to offset obligations if there is no legal right to offset. The security deposits placed by the Group, which are used to defease the lease obligations and consist of cash lease deposits, cannot be used to offset the lease obligations since there is no legal right to offset. Accordingly, under US GAAP the security deposits placed to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet.

(i)	Reconciliation of consolidated profit after taxation to US GAAP

			Year ended December 31,
	Note		2001	2002	2003	2003
			HK$	HK$	HK$	US$
			(in millions)
Consolidated profit after taxation for the year in accordance with HK GAAP			2,435	2,210	1,381	178
Adjustments required under US GAAP
Depreciation on investment properties	43	(a)	(14)	(12)	(15)	(2)
Investment income capitalized under HK GAAP	43	(b)	1,971	975	292	38
Revenue recognition of property development	43	(c)	73	(73)	—	—
Capitalization of certain costs net of related depreciation	43	(d)	(48)	(112)	(119)	(15)
Amortization of capitalized interest	43	(e)	(27)	(10)	(9)	(1)
Capitalized net foreign exchange gains/(losses)	43	(e)	(32)	1	(19)	(3)
Deferred tax accounting	43	(f)	(484)	—	—	—
Derivative instruments	43	(g)	(5)	(3)	24	3
Tax effect of the above adjustments			(77)	(25)	(23)	(3)

Consolidated net income for the year in accordance with US GAAP			3,792	2,951	1,512	195

(j)	Reconciliation of consolidated shareholder’s funds to US GAAP

			As of December 31,
	Note		2002	2003	2003
			HK$	HK$	US$
			(in millions)
Consolidated shareholder’s funds in accordance with HK GAAP			59,512	60,205	7,754
Adjustments required under US GAAP
Accumulated depreciation on investment properties	43	(a)	(107)	(122)	(16)
Asset revaluation reserve	43	(a)	(134)	(117)	(15)
Valuation of investment portfolio	43	(b)	85	(1)	—
Investment income capitalized under HK GAAP	43	(b)	7,653	7,945	1,023
Revenue recognition on property development	43	(c)	(61)	(61)	(8)
Capitalization of certain costs net of related depreciation	43	(d)	(493)	(612)	(79)
Capitalization of interest net of related amortization	43	(e)	249	240	31
Capitalized net foreign exchange losses	43	(e)	(38)	(57)	(7)
Derivative instruments	43	(g)	(218)	(497)	(64)
Lease obligations	43	(h)	(9,370)	(12,742)	(1,641)
Lease deposits	43	(h)	9,370	12,742	1,641
Tax effect of above adjustments			(243)	(180)	(23)

Consolidated shareholder’s equity in accordance with US GAAP			66,205	66,743	8,596

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
December 31, 2001, 2002, 2003

43	Summary of differences between accounting principles generally accepted in Hong Kong and the United States of America (continued)

(k)	Statement of cash flows

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

	As of December 31,
	2001	2002	2003	2003
	HK$	HK$	HK$	US$
	(in millions)
Net cash provided/(used) by:
Operating activities	2,929	3,087	1,333	172
Investing activities	(12,190)	(1,894)	(5,092)	(656)
Financing activities	8,433	928	1,651	213

Change in cash and cash equivalents	(828)	2,121	(2,108)	(271)
Cash and cash equivalents at January 1,	3,292	2,464	4,585	590

Cash and cash equivalents at December 31,	2,464	4,585	2,477	319

(l)	Comprehensive income

     The comprehensive income for the years ended December 31, 2002 and December 31, 2003 amounted to HK$2,427 million (US$313 million) and HK$1,158 million (US$149 million) respectively.