Form 20-F
period 2004-12-31
KOWLOON CANTON RAILWAY CORP
filed 2005-06-24
CIK 1108330

As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☒    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004

391,200 shares outstanding

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☒    Item 18  ☐

i

GENERAL INFORMATION

Except as otherwise required by the context, references in this Annual Report to “KCRC,” “Corporation” or “we” refer to Kowloon-Canton Railway Corporation. The term “you” refers to holders of our 8% notes due 2010 issued in March 2000 (the “Notes”). The terms “Hong Kong” and “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

EXCHANGE RATE INFORMATION

We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7723 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. See “Item 3. Key Information — Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the indicated or at any other rates.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Between 1983 to 2005, the Hong Kong dollar was officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. The central element in the arrangements which give effect to the link is an agreement between the Government and the three Hong Kong banknote issuing banks, The Hongkong and Shanghai Banking Corporation Limited, the Standard Chartered Bank and the Bank of China (Hong Kong) Limited. Under this agreement, the Hong Kong Government Exchange Fund issues certificates of its indebtedness to the banknote issuing banks against payment in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00. The banknote issuing banks hold the certificates of indebtedness to cover the issuances of banknotes. When the banknotes are withdrawn from circulation, the banknote issuing banks surrender the certificates of indebtedness to the Hong Kong Government Exchange Fund and are paid the equivalent U.S. dollars at the fixed rate. On May 18, 2005, the Hong Kong Monetary Authority announced that it would introduce an upper ceiling to the currency peg at HK$7.75 to US$1.00, and would shift the exchange rate by 100 pips on every Monday for five weeks starting with HK$7.81 on May 23, 2005 until the lower limit reached HK$7.85 to US$1.00 on June 20, 2005, effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00.

FORWARD-LOOKING STATEMENTS

Some statements made in this Annual Report are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “plan” or other similar words. The statements are based on our management’s assumptions and beliefs in light of the information currently available to us.

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

•	the general political, social, public health and economic conditions in Hong Kong and elsewhere in Asia;

ii

•	the decision of the Government on the merger between KCRC and MTR Corporation Limited (“MTRCL”);

•	population growth and demographical movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	costs of equipment which we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the decision of the Government on the award of new railway projects;

•	our relationship with railway authorities in mainland China;

•	the level of cross-boundary economic activities;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.

We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Income Statement Data” for each of the three years ended December 31, 2002, 2003 and 2004 and “Consolidated Balance Sheet Data” as of December 31, 2003 and 2004 are extracted without adjustment from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. We derived the information under the headings “Consolidated Income Statement Data” for each of the two years ended December 31, 2000 and 2001 and “Consolidated Balance Sheet Data” as of December 31, 2000, 2001 and 2002 from our audited financial statements, which are not included in this Annual Report. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 44 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

	Year Ended December 31,
	2000	2001	2002	2003	2004	2004(11)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Income Statement Data:
HK GAAP:
Revenue	4,731	4,797	4,830	4,426	4,976	640
Operating costs before depreciation	(2,160)	(2,225)	(2,171)	(2,129)	(2,807)	(361)

Operating profit before depreciation	2,571	2,572	2,659	2,297	2,169	279
Depreciation	670	661	725	748	1,632	210

Operating profit before net finance income/(expenses)	1,901	1,911	1,934	1,549	537	69
Net finance income/(expenses)	302	490	618	353	(41)	(5)

Operating profit after net finance income/(expenses)	2,203	2,401	2,552	1,902	496	64
Profit on property development	87	24	94	—	—	—
Share of profits/(losses) of associate	(1)	11	16	8	16	2

Profit before taxation	2,289	2,436	2,662	1,910	512	66
Taxation	(1)	(1)	(452)	(529)	(83)	(11)

Profit after taxation	2,288	2,435	2,210	1,381	429	55

Dividend	—	—	620	620	172	22
Earnings per share (1) — Basic	7,352	6,444	5,649	3,530	1,097	141
Dividend per share	—	—	1,585	1,585	440	57

US GAAP:

Depreciation	699	689	733	757	1,813	233
Operating profit before net finance income/(expenses)	1,799	1,822	1,800	1,406	313	40
Net finance income/(expenses)	2,670	2,424	1,591	650	28	4
Operating profit after net finance income/(expenses)	4,469	4,246	3,391	2,056	341	44
Profit before taxation	4,555	4,354	3,428	2,064	357	46
Net income	4,113	3,792	2,951	1,512	312	40
Earnings per share (1)	13,217	10,035	7,543	3,865	798	103

	Year Ended December 31,
	2000	2001	2002	2003	2004		2004(11)
	HK$	HK$	HK$	HK$	HK$		US$
	(in millions, except per share data)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(2)	5,727	2,135	1,397	(748)	(2,294)		(295)
Total assets(3)	70,419	82,537	86,108	89,204	91,432		11,764
Long-term obligations(3)(4)	16,395	16,831	17,753	20,771	20,465		2,633
Shareholder’s funds	48,901	59,580	59,512	60,205	60,147		7,739
Issued and outstanding shares	311,200	391,200	391,200	391,200	391,200		—

US GAAP:
Total assets (3)	82,374	96,815	102,414	108,664	110,361		14,199
Long-term obligations (3)	23,759	24,606	27,205	33,513	33,506		4,311
Shareholder’s equity	51,977	63,778	66,205	66,743	65,986		8,490

	Year Ended December 31,
	2000	2001	2002	2003	2004		2004(11)
	HK$	HK$	HK$	HK$	HK$		US$
	(in millions, except per share data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditure(5)	10,829	14,595	12,308	11,122	9,022		1,161
Revenue per employee excluding project staff	1.248	1.240	1.222	0.950	0.994		0.128
Total debt(6)	16,395	16,831	17,753	20,013	19,748		2,541
Debt/equity ratio(6)	1:3.0	1:3.5	1:3.4	1:3.0	1:3.0		1:3.0
Net cash inflow from operating activities	2,848	2,429	2,500	1,870	1,929		248

US GAAP:
Net cash provided by operating activities	3,603	2,929	3,087	1,333	2,012		259

Railway Operation Data:
Route kilometers (km):
East Rail(7)	34	34	34	34	46.5		—
Light Rail	31.75	31.75	31.75	36.2	36.2		—
West Rail(8)	—	—	—	30.5	30.5		—
Total number of passengers (in millions):
East Rail(7)	288	292	296	278	292		—
Light Rail	118	117	114	106	132		—
West Rail(8)	—	—	—	1	48		—

Average fare revenue per passenger carried (HK$)
East Rail(7)	11.65	11.66	11.73	11.22	11.04		1.42
Light Rail	3.59	3.56	3.53	3.52	3.07		0.39
West Rail(8)	—	—	—	—	6.29		0.81

Railway operating profit/(loss) per passenger carried(9) (HK$)
East Rail(7)	5.45	5.55	5.56	4.74	—	(10)	—	(10)
Light Rail	(1.12)	(1.19)	(1.00)	(0.88)	—	(10)	—	(10)
West Rail(8)	—	—	—	—	—	(10)	—	(10)

(1)	See the table below for details of the computation of earnings per share information.

(2)	Working capital is defined as the sum of current assets, e.g. stores and spares, properties held for resale, interest receivable, other receivables, tax recoverable and cash and cash equivalents, minus the sum of current liabilities, e.g. interest payable, other payables, accrued charges and provisions for capital projects.
(3)	Total assets and long-term obligations under US GAAP are derived from the corresponding amounts under HK GAAP, adjusted by the relevant items specified in Note 44 to our audited consolidated financial statements. Total assets and long-term obligations under US GAAP include defeased lease deposits and lease payment commitments in respect of certain lease out and lease back arrangements not recognized under HK GAAP. See Note 44(i) to our audited consolidated financial statements.
(4)	Under HK GAAP, long-term obligations include interest-bearing borrowings, and lease payment commitments arising from certain lease out and lease back arrangements which meet the definition of a liability and are recognized as obligations in the balance sheet. See Note 2(o) to our audited consolidated financial statements.
(5)	The capital expenditure figure is presented on an accruals basis and a detailed breakdown of capital expenditure is depicted in the table on page 48.
(6)	Total debt under HK GAAP represents interest-bearing borrowings.
(7)	Excludes through-trains. From 2004 onwards, route kilometers, passenger and fare figures include the Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004, respectively.
(8)	West Rail Phase I commenced operations on December 20, 2003. Information relating to annual average fare revenue per passenger carried in 2003 for West Rail Phase I is not shown due to the limited period of operation.
(9)	The railway operating profit/(loss) per passenger carried is derived after depreciation and excludes net finance income/(expenses). The cost of feeder bus services is included in the operating costs of East Rail and Light Rail. Furthermore, fare revenue, rather than total divisional revenue of both East Rail and Light Rail, is used for calculating operating profit/(loss) for consistency.
(10)	In December 2003, East Rail Division, West Rail/Light Rail Division were combined to form a single Transport Division to allow our management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.
(11)	Solely for your convenience, we have translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7723 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

Computation of Earnings per Share:

	2000		2001		2002		2003		2004		2004
Weighted average number of ordinary shares		311,200		377,867		391,200		391,200		391,200

HK GAAP:
Profit after taxation (HK$ million)		2,288		2,435		2,210		1,381		429
EPS - Basic	HK$	7,352	HK$	6,444	HK$	5,649	HK$	3,530	HK$	1,097	US$	141

US GAAP:
Profit after taxation (HK$ million)		4,113		3,792		2,951		1,512		312
Earnings per share - Basic	HK$	13,217	HK$	10,035	HK$	7,543	HK$	3,865	HK$	798	US$	103

Exchange Rate Information

The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar.

On June 20, 2005, the noon buying rate for the Hong Kong dollar was HK$7.7737 = US$1.00.

	Noon Buying Rate
Year	Average (1)	High	Low	Period-End
2000	7.7936	7.8008	7.7765	7.7999
2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8080	7.7970	7.7988
2003	7.7864	7.8001	7.7640	7.7640
2004	7.7899	7.8010	7.7632	7.7723

Months
2004
November		7.7815	7.7718	7.7760
December		7.7821	7.7698	7.7723
2005
January		7.7994	7.7775	7.7993
February		7.7999	7.7990	7.7992
March		7.7998	7.7987	7.7990
April		7.7995	7.7946	7.7946
May		7.7995	7.7767	7.7788
June (through June 20)		7.7842	7.7735	7.7737

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.

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

From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. Although the Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy, there can be no assurance that China will not exercise, directly or indirectly, increased sovereignty over Hong Kong. In 2004, China issued a conclusive interpretation of the procedural requirements under the Basic Law on the electoral reform process, and in 2005, China issued a conclusive interpretation on the Basic Law on the procedures governing the tenure of the Chief Executive returned in a mid-term election. There can be no assurance that China will not issue further binding interpretations on the Basic Law that may or may not impact Hong Kong’s autonomy of political and economic control. In that event, the political and economic climate in Hong Kong may be adversely affected or our operations may be changed, which could adversely affect our financial condition and results of operations.

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

From the second half of 1997 to 2004, Hong Kong suffered adverse economic developments and experienced a deflationary phase of the economic cycle. We have not raised fares for seven years in a row due to poor economic conditions. Notwithstanding the improved economic developments in Hong Kong in 2004, we did not raise our fares due to other social factors. Further, as we have agreed with the Government that the completion of our joint venture residential projects along the Ma On Shan Rail should not take place earlier than 2008, we will not be able to generate revenue from such residential unit sales until such time. The delay in completion of residential projects along the Ma On Shan Rail and West Rail Phase I will also adversely affect the recurrent revenue from the commercial activities arising from these new railways. Also, any adverse social, public health and economic developments in Hong Kong or elsewhere in the Asian region could have a material adverse effect on our revenues.

Our future financial performance, as well as our ability to meet our debt obligations, will depend on the level of revenues generated from and the costs of operating our new railway projects, which are capital-intensive infrastructure projects, the successful development of which involves many uncertainties.

The construction of large infrastructure projects involves many potential risks, including land acquisition problems, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases and claims, any of which could give rise to delays or cost overruns.

Although we have significant experience in the design and construction of railway projects, there can be no assurance that the new railway projects will be completed within budget and the planned completion schedule or that they will have the scope initially awarded. Furthermore, economic viability of these capital-intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth, changes in demographic and economic conditions.

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

The extension of the opening hours of the Lok Ma Chau-Huangguang boundary crossing to 24 hours has intensified the competition from cross-boundary coach services. The Government introduced a quota system in August 2004, which restricted the number of coaches in operation. However, our share of the cross-boundary market, both in percentage terms and in actual numbers of passengers carried, fell and continues to fall almost every month despite the overall cross-boundary market having grown by approximately 18% from 2003 to 2004. As our profits depend heavily on our cross-boundary passenger services, the increase in the market share of our competitors has adversely affected our revenue growth and profitability. Competition from such cross-boundary coach services may continue to increase and may adversely affect our revenues in the future. In light of such competition, we might be unable to raise fares without further adversely affecting our market share of the cross-boundary market.

Our fare revenues depend, in part, on fare levels, and the Government has the ultimate authority to change our fares; a reduction in our ability or our inability to raise fares to cover future operating costs could adversely affect our financial performance.

Although we are empowered by the KCRC Ordinance to establish our own fares for passenger, freight and other services, the Chief Executive of Hong Kong may, if he considers it to be in the public interest, give us a direction in writing to adjust our fares. While the Chief Executive of Hong Kong has not exercised this power since the establishment of KCRC, the Chief Executive of Hong Kong may require us to set fares that do not adequately cover our operating and other costs. Although the KCRC Ordinance provides that we are entitled to receive reasonable compensation from the Government if such direction requires us to act in a manner contrary to prudent commercial principles, we cannot assure you that restrictions imposed on our fare policies may not adversely affect our results of operations and financial condition or restrict our ability to make payments on our debt obligations in a timely manner. Furthermore, members of the Legislative Council of Hong Kong may introduce bills to take away our power to determine our fares. Although one such attempt was defeated by a wide margin in 1997, we cannot assure you that similar bills will not be introduced in the future.

In August 2003, the Government issued a paper on a new fare-setting mechanism based on a price-cap model, which would allow transport fares to increase or decrease depending on certain factors and by reference to a specified formula. While we are empowered by the KCRC Ordinance to establish our own fares for passenger, freight and other services and, therefore, are not bound by the recommendations proposed by the Government, the proposals in the paper could potentially lead to lower bus fares from the bus operators, which could place further downward pressure on our fares, leading to lower revenues.

Accidents, natural disasters and other technological problems could affect the performance or perception of our railway and prevent us from generating rental and other ancillary revenues or reduce our operating flexibility.

Our operations may be affected from time to time by equipment failures, collisions, derailments and natural disasters, such as typhoons or floods. Natural disasters could interrupt our rail services leading to decreased revenues, increased maintenance and higher engineering costs. Accidents could interrupt our rail services, subject us to increased liabilities or bring about pressure for greater regulation of our services. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis. Since we changed our policy from reporting service delays of 20 minutes or more to service delays of eight minutes or more, the number of service delays we reported in 2004 increased over the number reported in 2003, even though the performance of the East Rail and Light Rail had generally improved and, in particular, the safety and reliability performance of the latter had improved by 44% in 2004. While there have been no public requests for additional regulation of our services to date, we cannot assure you that the increased reporting of service delays will not have an adverse impact on the public’s perception of our railways’ safety record and negatively impact our ridership.

We are regulated by the Government, which could modify the scope of our activities or impose obligations on us or our customers which could reduce revenues, increase costs or otherwise change our business from its current scope.

We are a statutory body established by the KCRC Ordinance, with the Government as our sole shareholder. The KCRC Ordinance, like other statutes and ordinances of Hong Kong, may be amended, modified or repealed by the Government in accordance with the Hong Kong legislative process. Any amendment, modification or repeal could modify our scope of authorized activities or adversely affect our financial condition and results of operations by reducing our ability to generate fares or ancillary service revenues or imposing obligations that increase operating costs. Although we are not aware of any proposed material amendments or modifications to, or efforts to repeal the KCRC Ordinance, we cannot assure you that these kinds of changes will not occur in the future. Furthermore, because our operations are restricted to authorized activities set forth in the KCRC Ordinance, our ability to enter into new businesses is limited and, to the extent amendments to the KCRC Ordinance are needed, subject to the legislative process.

Since we are developing additional large-scale infrastructure projects, such as the Lok Ma Chau Spur Line and the Kowloon Southern Link, we may encounter a shortage of technical staff which could affect our ability to complete the projects in a timely manner or increase the costs of the projects.

While the supply of qualified engineers with expertise in railways in Hong Kong is limited, we have over the last few years built up an in-house project management team with expertise and experience in railway construction through our experience in developing the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail projects, and we have also strengthened our operations, engineering and maintenance capability to operate the new rail projects once completed. Our engineering, safety and operational standards have been enhanced in the past few years. However, due to the improvement in the economy, we cannot assure you that we will not encounter difficulties in the future in attracting and retaining qualified personnel to successfully complete other new projects in the pipeline in a cost-effective and timely manner.

If we are unable to obtain financing on reasonable terms to fund the substantial capital expenditure we expect to incur, we may not be able to implement our planned projects.

We are in the process of expanding our rail network. We expect the total cost of such committed expansion projects to be approximately HK$36.2 billion. In 2005, we will begin incurring capital expenditure on the Kowloon Southern Link, the total project cost of which is currently estimated to be HK$9.0 billion. The details of the capital expenditure related to the Kowloon Southern Link, however, are not final and will be subject to change even after the execution of the relevant project agreement governing such project. The size of the planned expansion projects, the level of capital expenditure required and the green field nature of some of the routes will increase the risk to our business and financial operations. We currently expect to finance the projects from internal resources and new debt. We anticipate that we will need to expand our borrowings to meet the project costs for the construction of the Kowloon Southern Link. We have in the past incurred, and may in the future incur, operating losses. Our actual expenditure in connection with the projects may exceed our planned expenditure due to a number of factors, including the following:

•	change of project design and configuration,

•	costs of related property developments,

•	utility costs, such as electricity and energy, which may increase due to the increase in fuel costs,

•	costs of equipment for our railroad network,

•	regulatory and construction problems,

•	the terms on which we finance our working capital and capital expenditure requirements,

•	delays in implementing the projects or commencing operation of the projects and

•	the level of prevailing interest rates and foreign exchange rates.

We cannot assure you that additional financing will be available on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in our inability to achieve projected revenues and limit the growth of our operations. We expect our debt level to peak between 2008 and 2011, when HK$26.4 billion of our borrowings are projected to fall due and when new railway construction will still be in progress. For detailed discussion relating to our capital commitments and resources for capital expenditure, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Because we are undertaking certain U.S. dollar denominated capital expenditure for our expansion and expect to finance a portion of the cost in U.S. dollars, a devaluation of the Hong Kong dollar may increase costs associated with our capital expansion or our Hong Kong dollar cost to repay our indebtedness.

On May 18, 2005, the Hong Kong Monetary Authority adjusted the Hong Kong dollar currency peg by effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00. Previously, the Hong Kong dollar was linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983. We cannot assure you that the Government will not make further adjustments to the currency peg or maintain the link between the Hong Kong dollar and the U.S. dollar at the current exchange rate or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditure, including purchases of equipment, denominated in U.S. dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in U.S. dollars or other foreign currencies would increase. Since substantially all our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation costs and increase Hong Kong dollar interest expenses on indebtedness in U.S. dollars, thereby reducing our net income, and making it more difficult to repay principal on our U.S. dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

At the request of the Government, we have submitted a joint report with MTRCL to the Government on a possible merger between MTRCL and us. Pending the outcome of the Government’s decision on the merger, we are unable to ascertain the effects of such merger on our business, operations, financial results and financing capabilities.

On February 24, 2004, the Government invited MTRCL and us to commence negotiations for a possible merger based on the following key parameters: the adoption of a more transparent fare adjustment mechanism; the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares; early resolution of interchange arrangements for rail projects under planning, notably the Sha Tin to Central Link; ensuring job security for front-line staff at the time of the merger; and provision of seamless interchange arrangements in the long run. On September 16, 2004, KCRC and MTRCL submitted a joint merger report to the Government which outlined a plan to integrate the railway operations of the two corporations and the results of a preliminary study on the Hong Kong section of the Express Rail Link. We believe the report has addressed all the key parameters laid down by the Government. The Government has announced that it is studying the report and will announce its decision in due course.

Pending the announcement of the Government’s decision, it is difficult for us at this time to evaluate the possible impact on our business, operations, financial results and financing capabilities if the merger were to occur. For more detail, see “Item 4. Information on the Corporation—Government Regulations—Merger between KCRC and MTRCL.”

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

ITEM 4. INFORMATION ON THE CORPORATION

4.A HISTORY AND DEVELOPMENT

Our legal and commercial name is the Kowloon-Canton Railway Corporation. We are a statutory corporation, wholly-owned by the Government. We were established in Hong Kong by the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong) (the “KCRC Ordinance”) on December 24, 1982. We operate, extend and improve railways in Hong Kong.

We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the north-western New Territories and, in 1988, started to operate the Light Rail system. In December 2003, we commenced operations of West Rail Phase I, which links suburban areas along the north-western New Territories to the Kowloon urban area. In 2000, we undertook the construction of several new railway projects, namely the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line (collectively, the “East Rail Extensions”). Two of the three East Rail Extensions projects were completed in 2004. In October 2004, we opened the Tsim Sha Tsui Extension which extends the East Rail from Hung Hom to East Tsim Sha Tsui and provides an additional interchange with the Mass Transit Railway (“MTR”). In December 2004, we opened the Ma On Shan Rail which extends the East Rail service to Ma On Shan. The construction work of the third East Rail Extension line, the Lok Ma Chau Spur Line is expected to be completed in 2006.

We have completed environmental surveys and detailed design surveys for the Kowloon Southern Link project, which is a natural extension of our existing West Rail line and will join the West Rail with the East Rail at Tsim Sha Tsui. After the Kowloon Southern Link goes into service, passengers will enjoy convenient rail access from the north-western New Territories to the heart of Kowloon and from there to any point along the East Rail. The Kowloon Southern Link project will add another HK$9.0 billion to the HK$27.2 billion in projects already underway. The Kowloon Southern Link, when completed, will enable KCRC to realize a long term vision of connecting urban Kowloon and the New Territories within a comprehensive railway network.

We have submitted the draft final proposal for the Sha Tin to Central Link project to the Government, which would extend the KCRC network to Hong Kong Island. When completed, the Sha Tin to Central Link will enable passengers to take a train from Hong Kong Island and travel to the boundary with mainland China without leaving the KCRC network. We are awaiting the Government’s response to the draft final proposal.

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

Our principal executive offices are located at KCRC House, 9 Lok King Street, Fo Tin, Sha Tin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011. Our website is www.kcrc.com.

Business Development

We have continued to expand our rail operations in recent years through the opening of West Rail Phase I in December 2003, the Tsim Sha Tsui Extension and Ma On Shan Rail in 2004. We continue to prepare for the construction of the Lok Ma Chau Spur Line and Kowloon Southern Link. We expect to continue to devote a large percentage of our efforts in the near future to expanding our rail network and monitoring current project development. We entered into a HK$8 billion credit facilities agreement with 18 local and international banks in September 2004 to meet part of the project costs in connection with the construction of our new railway projects. We may see further declines in our revenues from the cross-boundary market due to increased competition from cross-boundary coach services. However, we expect that new property developments and related commercial and property management activities along the West Rail and Ma On Shan Rail could improve our operating results. These new activities present both opportunities and potential risks to us, and we expect our business expansion and additional competition will result in substantial changes from our historical operating results. We expect that our revenue mix will change with the addition of new services, and our results of operations will reflect the higher depreciation, interest and operating expenses associated with operating the new railway systems. If the proposed merger between KCRC and MTRCL proceeds, there may be significant changes in our rail operations, technical interconnections and management personnel, as well as to our plans regarding new services, rail line extensions and future capital expenditure. We expect that the merger may also have a significant impact on our future liquidity, capital expenditure and financing requirements, but we are unable to estimate the full effect at this present moment as the merger proposal is still being reviewed by the Government.

Capital Expenditure

We incurred capital expenditure totaling HK$9,022 million (US$1,160.8 million) in 2004, of which HK$7,992 million (US$1,028.3 million) was incurred for the construction of West Rail Phase I and the East Rail Extensions. This included expenditure on detailed design, land acquisition, construction and purchase of systems and plant for West Rail Phase I and the East Rail Extensions. A further HK$545 million (US$70.1 million) was spent on the study of new railway projects, including the Kowloon Southern Link and Sha Tin to Central Link. The remainder was spent on investments to increase passenger growth in the existing businesses and safety and environmental improvements.

Our capital expenditure for 2003 and 2002 was HK$11,122 million and HK$12,308 million respectively, which was principally incurred for the East Rail Extensions, West Rail Phase I, the Kowloon Southern Link, the Sha Tin to Central Link, the purchase of new rolling stock, the Light Rail Extension to Tin Shui Wai and the grade separation at the Light Rail Transit junction.

Our capital expenditure for 2005 is estimated at HK$10,888 million (US$1,400.9 million) and includes HK$4,496 million (US$578.5 million) for West Rail Phase I, HK$3,477 million (US$447.4 million) for the East Rail Extensions, and HK$1,970 million (US$253.5 million) for new railway projects.

4.B BUSINESS OVERVIEW

We operate a commuter railway system linking the suburban areas of Hong Kong with the urban areas. Our main lines are the 46.5-kilometer East Rail line (which includes the Tsim Sha Tsui Extension and the Ma On Shan Rail) (the “East Rail”) and the 30.5-kilometer West Rail line (“West Rail Phase I”).

Our East Rail line comprises a total of 14 stations from the newly opened station in East Tsim Sha Tsui, the main terminus in urban Kowloon, to Lo Wu, the terminus on the boundary with mainland China, and a further eight stations on the Ma On Shan Rail from Tai Wai to Wu Kai Sha. This line carried, on average, about 785,000 passengers a day from January to September in 2004 and increased to 874,000 in the month of December after the opening of the Tsim Sha Tsui Extension and Ma On Shan Rail in October and December 2004, respectively. It is a mass transit carrier with a peak hour frequency of 2.5 and 3 minutes for the East Rail main line and Ma On Shan Rail, respectively. We also operate intercity passenger services to Guangzhou on our own trains and provide access for other intercity passenger trains running to and from six cities in mainland China, including Dongguan, Guangzhou, Beijing and Shanghai. Our West Rail Phase I line comprises a total of nine stations from Tuen Mun to Nam Cheong, and commenced revenue service in December 2003. West Rail Phase I operates up to 18 seven-car trains per hour, with a peak hour frequency of 3.5 minutes. This line carried on average 131,500 passenger-trips a day in 2004. Our Light Rail system serves the north-western New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai (the “Light Rail”). The system principally comprises tram-like vehicles which carried about 359,800 passenger-trips a day in 2004. We also carry cargo, primarily textiles, foodstuffs, metals, chemicals and livestock on the East Rail, and have feeder buses in our Light Rail network as well as connecting the East Rail and West Rail Phase I stations to the neighboring areas.

In 2004, our railway network carried a total of 472 million passengers, or an average of 1.29 million passengers per day, an increase of 23% from 2003.

We supplement our railway revenues with revenues from property development, ownership and management of investment properties, property management services and commercial activities ancillary to our railway business, such as shop leasing, advertising and telecommunications.

Since we are wholly-owned by the Government, our motivation in operating our services differs from private corporations, which would seek to maximize corporate profits. Nevertheless, under the KCRC Ordinance, we are required to operate on prudent commercial principles. Our financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant, equipment and service, repay our debt and earn a reasonable rate of return for the Government.

The following table sets out the revenue and operating profit/(loss) after depreciation and before net finance income/(expenses) and tax for each of our operating divisions for the periods indicated:

	Year Ended December 31,
	2002		2003		2004
	Revenues	Operating profit/(loss) before net finance income/ (expenses)	Revenues	Operating profit/(loss) before net finance income/ (expenses)	Revenues		Operating profit/(loss) before net finance income/ (expenses)(1)
	HK$	HK$	HK$	HK$	HK$		HK$
	(in millions)
Passenger services
East Rail	3,569	1,666	3,266	1,353	3,415	(2)	—
Light Rail	558	(95)	468	(94)	416		—
West Rail	—	—	11	(61)	382		—
Freight	86	(27)	74	(36)	68		—

Transport Services	4,213	1,544	3,819	1,162	4,281		58
Property Services(3)	617	390	607	387	695		479

Total	4,830	1,934	4,426	1,549	4,976		537

(1)	In December 2003, East Rail Division, West Rail/ Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.

(2)	Includes the Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004, respectively.
(3)	Includes recurrent commercial, property ownership and management revenues from the Property Division such as leasing, rental, advertising and estate management, but excludes property development income.

Rail Operations

East Rail

The East Rail line is a 46.5-kilometer railway with 22 stations, which includes the Tsim Sha Tsui Extension and Ma On Shan Rail which opened in 2004. Passenger services on the East Rail main line are provided by 37 electric multiple units of 12 cars each, and services on the Ma On Shan Rail are provided by 18 electric multiple units of 4 cars each. Our train punctuality rate of 99.7%, train service delivery rate of 99.9% and ticket vending machine availability rate of 99.47% in 2004 exceeded our internal performance targets.

Overview

In 2004, our East Rail operations accounted for 68.6% of our total revenue. Domestic passenger ridership in 2004 increased by 5.3% to 566,300 passengers a day, from 537,800 a day in 2003. Average cross-boundary patronage increased by 3.6% to 232,500 a day in 2004, from 224,500 a day in 2003, although the East Rail continued to lose market share to road-based transportation. The East Rail retained a 41.8% share of the domestic market travel between the New Territories and urban areas and a 61.2% share of the cross-boundary market, compared to 50.1% and 68.6% respectively in 2003. Revenue increased by 4.6% from HK$3,266 million (US$420.2 million) in 2003 to HK$3,415 million (US$439.4 million) in 2004, mainly due to the recovery in patronage after the impact of the Severe Acute Respiratory Syndrome (“SARS”) outbreak in 2003 and the opening of the Tsim Sha Tsui Extension, which was partially offset by the loss of cross-boundary market share to road-based transportation.

The Tsim Sha Tsui Extension and Ma On Shan Rail

The Tsim Sha Tsui Extension and Ma On Shan Rail were opened for public service on October 24, 2004 and December 21, 2004, respectively.

Construction on the Tsim Sha Tsui Extension and Ma On Shan Rail was undertaken throughout 2004. Architectural finishing and building services installation works on the pedestrian subway in the East Tsim Sha Tsui station were completed in June 2004, and statutory inspections were carried out successfully between May and July 2004. On the Ma On Shan Rail, all architectural finishing works and building services installation at the nine stations were substantially completed in mid-2004, and all building services systems were tested from the second quarter of 2004. The Tsim Sha Tsui Extension’s overhead line system was energized on March 15, 2004 and the entire system was tested from April to July 2004. The Ma On Shan Rail’s overhead line system was energized on April 1, 2004 and the entire system was completed by the end of July 2004, and system acceptance tests were then carried out to ensure that all systems met performance standards.

Formal trial operations on the Tsim Sha Tsui Extension started on August 1, 2004 and were successfully completed on August 27, 2004. For the Ma On Shan Rail, formal trial operations began on September 28, 2004 and continued for two months. The results for both the Tsim Sha Tsui Extension and Ma On Shan Rail substantially exceeded the set performance targets. The trial operations and tests also allowed our operations and maintenance staff to familiarize themselves with the new systems and contingency plans and drilled them in troubleshooting and emergency response skills.

We had made public consultation and involvement in both the Tsim Sha Tsui Extension and the Ma On Shan Rail projects a priority since the design stage. Community Liaison Groups, composed of local residents, members of estate management committees and District Councilors, were formed in Tsim Sha Tsui and Ma On Shan. The groups met regularly with our staff and were briefed on the progress of the works and matters such as temporary traffic arrangements. We also published a bi-monthly projects update, describing the latest progress on both projects, which were distributed in the communities. The Legislative Council, relevant District Councils, the Transport Advisory Committee and community leaders were briefed and consulted on the principles by which the fares for the new railways were determined. A passenger survey was also conducted on the new fares.

Cross-Boundary and Through-Train Services

We are responsible for operating local and cross-boundary passenger services between Hung Hom and Lo Wu on our East Rail line. We also operate through-train services to Guangzhou on our double deck “Ktt” train and provide access for other through-trains operated by other mainland China railway operators or authorities running to and from six cities in mainland China, namely Dongguan, Guangzhou, Foshan, Zhaoqing, Beijing and Shanghai.

In 2004 the daily patronage of through-trains was 8,070 passengers, an increase of 37.5% compared to 2003, largely due to the reluctance of the public to travel due to the SARS outbreak in the early half of 2003, the increased number of business and leisure travelers between mainland China and Hong Kong, and the increased frequency of the Guangzhou-Kowloon through-trains to 12 pairs per day from April 2004. The average daily number of passengers traveling to Lo Wu and onward to mainland China increased by 3.6% from 224,500 in 2003 to 232,500 in 2004; however our market share of cross-boundary passenger traffic decreased by 7.4% from 68.6% in 2003 to 61.2% in 2004. This decrease in market share is primarily due to the increasing competition from cross-boundary road-based transportation.

Cross-Boundary Services

As Lo Wu is in a restricted area near the boundary between Hong Kong and mainland China, to which KCRC has exclusive access on the Hong Kong side, we have, in previous years, enjoyed the benefits of increasing cross-boundary traffic. Lo Wu, directly across the boundary from Shenzhen downtown area, is the more convenient boundary crossing for travelers going to Shenzhen on business or shopping, a leisure activity that has been popular with Hong Kong residents in recent years. We are able to charge passengers traveling to Lo Wu a higher fare. The current domestic fare from the East Tsim Sha Tsui station in Kowloon to Sheung Shui station (the last station before Lo Wu) is HK$12.5 one way, compared to the cross-boundary fare of HK$36.5 from the East Tsim Sha Tsui station to the Lo Wu station.

On January 27, 2003, the Government extended the opening hours of the Lok Ma Chau-Huanggang boundary crossing to 24 hours. This resulted in intensified competition from cross-boundary coach services. In August 2004, the Government introduced a quota system which restricted the number of cross-boundary coaches in operation. However, our share of the cross-boundary market, both in percentage terms and in actual numbers of passengers carried, continues to fall almost every month despite the overall cross-boundary market having grown by approximately 18% from 2003 to 2004. Currently rail transport has a market share of approximately 60% of the cross-boundary market as compared to a market share of approximately 30% to 40% of the Hong Kong domestic public transport market. As the economic relationship between Hong Kong and mainland China continues to grow closer, we expect that more road crossings, such as the Western Corridor, will be opened. It would be reasonable to assume that the market share for cross-boundary rail transport will gradually fall. Given the lower fare structure of the coach operations, it will be a challenge for us to maintain a premium on cross-boundary fares. It is likely that the competition from road-based cross boundary transport will continue to erode the market share and revenues of the East Rail going forward.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger trips	Year on year Growth (%)
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6

Through-Train Services

In addition to the through-train service between Hong Kong and Guangzhou, through-train services between Hong Kong and Beijing, and between Hong Kong and Shanghai commenced operations in May 1997 with one train operating to either destination on alternate days. The Beijing and Shanghai Railway Administrations respectively operate these intercity trains. We cooperate with railway operators in mainland China in establishing a joint ticketing system for the through-train services and share the revenues and costs of these services based principally on the distances traveled on the respective railways.

In July 2003, mainland China authorities introduced the Individual Visitor Scheme, which relaxed visa restrictions for residents of some mainland cities who wish to visit Hong Kong. As of March 2005, residents of Guangdong, Beijing, Shanghai, Tianjin, Chongqing and certain cities in Zhejiang, Jiangsu and Fujian provinces are able to apply for tourist visas. The signing of the Closer Economic Partnership Agreement (“CEPA”), a free trade agreement between Hong Kong and mainland China, which was effective as of January 1, 2004, has increased cross-boundary business opportunities and led to increased demand for cross-boundary and through-train services on the East Rail as more Hong Kong and mainland China residents cross the boundary for business and leisure.

We launched a number of on-board service enhancements and marketing initiatives with travel and leisure industry partners in 2004. As a result of such initiatives, we were able to increase our passenger numbers on our through-train services. The market share of the Hong Kong - Guangzhou passenger traffic of the through-train services increased by 2.5% from 22.9% in 2003 to 25.4% in 2004. We are currently working with our mainland counterparts to open new routes to other mainland cities such as Guilin and Jiujiang.

The growing social and economic ties between Hong Kong and mainland China present new business opportunities for us, as we operate the only Hong Kong railway that connects with mainland China’s rail network. In May 2004, our Chairman and Chief Executive Officer (Acting) met the Minister of Railways in Beijing where a decision was made to form a Joint Committee of the Chinese Ministry of Railways and KCRC to provide a forum to address cross-boundary rail passenger and freight transportation issues. It replaced the Four-way Joint Committee formed by KCRC, the Beijing Railway Administration, the Shanghai Railway Administration and the Guangzhou Railway (Group) Corporation. In December 2004, a delegation led by the Chief Executive Officer (Acting) held the first joint session with the Chinese Ministry of Railways. Working groups on passenger and freight issues were established and the initial timetable for the groups’ meetings was set at this meeting.

We have also developed a cooperative relationship with the Shenzhen Metro which opened in December 2004, as we believe convenient interchanges between the East Rail and the Shenzhen Metro at Lo Wu and Lok Ma Chau will facilitate cross-boundary passenger flows. The scheduled opening of the Hong Kong Disneyland in September 2005 should also contribute to the growth in cross-boundary passenger traffic in coming years. We plan to expand cooperation with travel agencies, hotels, airlines and theme park operators to offer more travel-related services. New routes to other mainland China cities are also being explored. Given the increasing traffic crossing the boundary, through-train patronage is expected to continue to grow in the short and medium term.

Facility Improvements

We plan to continue our section-by-section track replacement program, install noise barriers on selected sections of our line and make improvements to selected stations. To date, we have completed noise barriers at 23 sites along the East Rail alignment. We have also started to install noise barriers at the southern part of the Sheung Shui station. The construction contract for stage one installation works was awarded in April 2004 with the contract for stage two installation works anticipated to be awarded by the third quarter of 2005 for completion in 2006. During the year, we also successfully introduced five environmentally-friendly diesel locomotives for the East Rail, which are much quieter and have less smoke emission.

In the past few years, we carried out a number of station improvement projects to widen station concourses, construct new entrances and install or upgrade the facilities at the Hung Hom, Mong Kok, Fo Tan, University and Fanling stations with a view to increasing the passenger handling capacities to meet the growing demand. The design and construction of a new 18,000 square meter southern concourse at the Kowloon Tong station as well as a second 60-meter subway link to the existing Mass Transit Railway (“MTR”) station began in 2001 and was opened for public use in April 2004. We commenced station improvement works at the Sheung Shui station in July 2003 to extend the station concourse, widen the northbound platform and improve station facilities by installing more entry and exit gates, ticket vending machines and escalators. The station improvement works are planned to be completed by the third quarter of 2006 in advance of the commencement of operation of the Lok Ma Chau Spur Line.

We made further improvements to the Lo Wu station to assist passenger movement, such as the completion of a new passenger platform in March 2004, the widening of existing passenger platforms, installation of additional escalators and new ticket flap gates. We also segregated the boarding and alighting of passengers to facilitate better passenger flow. We believe that these improved terminal facilities will enhance the quality of travel for our local and foreign travelers, which in turn will improve our competitiveness against cross-boundary coach services.

Operations and Safety

The East Rail maintained high service and safety performance in 2004. The East Rail maintained a train service delivery rate of 99.90%, and a train punctuality rate of 99.70%, both exceeding our target rates. The East Rail also significantly improved train reliability with a record low of only one failure per 795,717 car-kilometers, which represents a decrease of 16.6% from 2003. Further, the number of complaints per million passengers dropped from 2.32 in 2003 to 1.85 in 2004. The passenger accident rate was 0.74 per million passengers.

To further increase safety levels, we implemented new size limitation for luggage that can be carried on all our trains, and we deployed 80 safety assistants in the East Rail stations from July to September 2004 to promote, advise and assist passengers in the safe use of escalators and lifts and ensure that passengers follow proper boarding and alighting instructions.

The Beacon Hill Tunnel built in 1980 was not equipped with any smoke extraction system. Should a serious fire occur inside the tunnel, smoke will accumulate and lead to severe hazards as it will hinder effective rescue and fire fighting. As part of the safety improvement plan for the East Rail, we have budgeted capital expenditure of HK$137 million for the construction of a smoke extraction system in the Beacon Hill Tunnel which will be in line with the current railway design standard, NFPA 130 Standard for Fixed Guideway Transit and Passenger Rail Systems. The scope of work includes the construction of tunnel ventilation buildings, supply and installation of smoke extraction fans, upgrading of the power supply, provision of a temperature monitoring system, diversion of existing services and associated civil construction work. The contract for the construction work was awarded in October 2004. It is expected that upon the completion of the project in 2005, we will have fast and accurate monitoring of high temperatures, thus lowering the risk of severe fatalities and enabling quick responses to incidents as well as a smoke-free environment for passenger evacuation and fire fighting. Over 300 members of the public participated in a safety drill held in the Beacon Hill Tunnel in October 2004 to increase public awareness of emergency preparedness and responses.

Fare Promotions

To encourage ridership on the East Rail in light of intense competition, we introduced a 20% trip discount for travelers who took a second trip on the East Rail domestic section on the same day. The discount scheme, which initially ran from April 2003 to September 2003, was extended to May 31, 2005. In addition, in April 2005 we introduced a monthly pass scheme, which would enable passengers to take unlimited rides on the East Rail domestic section for a fixed monthly fee. The monthly pass scheme is scheduled to end on September 30, 2005.

West Rail Phase I

The West Rail is a mass transit commuter rail line linking suburban areas along the north-western corridor of the New Territories to the Kowloon urban area. It is designed to resolve the long-standing transport problems for residents in the north-western New Territories by linking west Kowloon with Tuen Mun in the western New Territories. West Rail Phase I has nine stations with a 30.5-kilometer railway, and operates on an electrically-powered rail system that is environmentally friendly. West Rail Phase II is planned to connect West Rail Phase I from Kam Tin to Lok Ma Chau, Sheung Shui and Lo Wu, and would connect the cross-boundary passenger and freight services with west Kowloon. However, Phase II may be replaced by the Northern Link which would join the East Rail and West Rail Phase I at the northern section. See “Item 4. Information on the Corporation—Business Overview—Future Railway Development.”

West Rail Phase I was officially inaugurated on December 20, 2003, and full passenger operations commenced as of that date. Passenger services on West Rail Phase I are provided by 18 electric multiple units of seven cars each, and are anticipated to be increased to nine-car lengths as ridership increases and demand grows. West Rail Phase I reduces commuters’ traveling time from the north-western New Territories to urban Kowloon by half, with a complete journey from one end of the alignment to the other taking less than 30 minutes. Since West Rail Phase I commenced commercial operation, we have focused our efforts on ensuring the smooth operation of and securing ridership for West Rail Phase I, and we have undertaken activities to maximize public confidence and enhance West Rail Phase I’s connectivity and accessibility. These efforts, along with publicity and promotional campaigns and fare offers, steadily attracted passengers during 2004, helping the railway achieve a 72% growth in patronage during the year. Ridership increased from a daily average of 100,500 in January 2004 to 172,900 in December 2004. We anticipate that by year end 2005 the daily average ridership for West Rail Phase I will reach 173,200 for the year.

West Rail Phase I is connected to the MTR system at two junctions, namely the Tsuen Wan line at the Mei Foo station, and the Tung Chung line at the Nam Cheong station. West Rail Phase I is also connected to the Light Rail system at the Yuen Long, Tin Shui Wai, Siu Hong and Tuen Mun stations. Further, public transport interchanges at most stations allow passengers to transfer conveniently between various kinds of feeder transport services. We have commenced free feeder bus services to increase the accessibility of the West Rail Phase I stations. We anticipate that the West Rail will be an important service link for passengers upon the completion of the Kowloon Southern Link, which is anticipated to be completed in 2009, when passengers will be able to transit through Tsim Sha Tsui to Hung Hom station.

Fare Promotions

We introduced numerous fare promotions and special offers, including interchange discounts with other public transport providers, to attract new riders. The West Rail Student One-Day Pass was introduced during the 2004 school summer holidays, and an average of about 500 passes were sold each day. The West Rail One-Month Pass received an overwhelming response when it was introduced in August 2004, and the original month-long offer was extended to the end of 2004 and further until June 2005.

Inter-Railway Operability

Most of the railway systems of West Rail Phase I, the Tsim Sha Tsui Extension and the Ma On Shan Rail are designed to be operated compatibly with each other to facilitate future linkage of the West Rail with East Rail. As an illustration, the new rolling stock ordered from the Itochu-Kinki-Kawasaki Consortium for the three projects is identical and the electric voltage is the same for the three operating systems. However, while the signaling system on West Rail Phase I is compatible with that on the Ma On Shan Rail, the signaling system on the East Rail main line, including the Tsim Sha Tsui Extension, is not yet compatible with that on West Rail Phase I. Upon the completion of the Kowloon Southern Link, the signaling system on the Tsim Sha Tsui Extension will be replaced with the system used on the West Rail to facilitate its extension to Hung Hom.

Facility Improvements

In August 2004, we completed the grade separation/viaduct project at Tsing Lun Road. The new viaduct, which crosses over Tsing Lun Road, saves passengers traveling time, enhances operating safety and increases the capacity of the junctions along Tsing Lun Road. The bay management system at Tin Yat was completed in June 2004. The installation of the new signaling system for the existing network is continuing and will be completed by late 2005.

A total of 132 pedestrian signs and 51 traffic signs were added, relocated or modified in the vicinity of the West Rail stations to increase accessibility. Additional directional signage was also erected at stations, and some entry and exit gates were relocated to improve passenger flow during 2004.

Light Rail Services

Our Light Rail system commenced operation in September 1988 and with the opening of the new Tin Shui Wai Extension in December 2003, comprises 36.2 kilometers of double track with 68 stops. As of December 31, 2004, the Light Rail system operates within the areas of Tuen Mun, Yuen Long and Tin Shui Wai in the north-western New Territories. It is a regional mass transit system utilizing vehicles which are similar to trams on tracks which run parallel to public roads and as of December 2004 had 119 Light Rail vehicles. In 2003, the Light Rail vehicles recorded a punctuality rate of 99.60% and a ticket equipment availability rate of 99.86%, which equaled or exceeded our internal performance targets.

During 2003, we reorganized our Light Rail and bus services in order to provide a more efficient feeder service to increase public access to the West Rail Phase I stations, and to give the public additional incentive to use West Rail Phase I for internal and external travel. Light Rail ridership rose significantly during the year, from an average of 330,900 passengers per day in January to 382,800 in December 2004. In 2004, there was an average of 359,800 passenger trips on Light Rail each day, an increase of 23.5% over 2003. However, Light Rail revenue decreased 11.1% from 2003 to 2004 to HK$416 million (US$53.5 million), mainly due to lower Light Rail feeder bus revenue as a result of the rationalization of feeder bus service routes that followed the West Rail’s opening in 2003. The Light Rail maintained a 51.4% market share of the internal public transport market in the north-western New Territories, mainly due to an aggressive marketing and promotional program. However, this still represented a decrease from a market share of 60.7% in 2003, as the KCRC bus services took on a greater share of the market in Tin Shui Wai prior to the opening of the Light Rail Extension.

A total of 75 entry and exit Octopus Card processors were relocated on Light Rail platforms during 2004 in order to better serve the changed passenger flows resulting from the rationalization of Light Rail routes. To further enhance passenger service, 32 additional Octopus Card enquiry processors were installed on Light Rail platforms. All Light Rail platforms are now equipped with enquiry processors, enabling passengers to check the status of their Octopus Cards at their convenience.

Passenger and public injuries per million passengers carried was 0.14 in 2004, an improvement over 0.25 in 2003. We also undertook a number of programs designed to maintain safety levels on the Light Rail during the year. These included anti-jaywalking campaigns, the installation of additional signage, public safety and promotional campaigns, and ongoing safety training for drivers and staff.

Bus Operations

We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system in the north-western New Territories and to our East Rail line. As of December 31, 2004, we operated 16 feeder bus services and residential and express routes. The current bus fleet consists of 129 vehicles, 90 air-conditioned buses and 39 non-air-conditioned buses. We decided to purchase 53 second-hand air-conditioned buses with low-floor facilities during the year. Most of the new buses will replace non air-conditioned buses, while the others will be used to open new West Rail feeder bus routes. The new buses, which will be delivered during the first quarter of 2005, will increase our bus fleet to 143.

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

The average daily bus ridership during 2004, excluding the seven feeder routes for the East Rail run by Kowloon Motor Bus, was 56,660, a decrease of 21.6% from the average of 72,230 recorded in 2003. The market share of the Light Rail feeder buses in the north-western New Territories was 7.7% in 2004.

Freight Services

Freight services, operating on the same East Rail track as the passenger services, convey cargoes by rail between Hong Kong and mainland China. We also provide forwarding and terminal services. We carry three main types of cargo:

(1)	containers;

(2)	breakbulk; and

(3)	livestock.

Our containers and breakbulk cargoes comprise mainly textile fibers, foodstuffs, metals, chemicals and machinery.

We operate container services to 42 cities and breakbulk services to 60 cities in mainland China. We have seven representative offices in Shenzhen, Dongguan, Wuhan, Chengdu, Kunming, Xian and Changsha in mainland China for liaison with our freight business associates and customers and for services promotion. Freight revenue decreased by 8.1% to HK$68 million (US$8.7 million) from HK$74 million in 2003, mainly due to the decreased breakbulk and livestock traffic as well as lower income generated from forwarding and terminal services. Freight services accounted for 1.4% of total revenue of KCRC in 2004. In light of the continued operating losses of our freight services, we have reviewed options such as repositioning our rail freight business. As a result, we have decided to phase out our freight forwarding services by end 2005.

Southbound rail-borne freight, both breakbulk and containerized, either originates in Guangdong province or comes from the interior provinces in Mainland China via Guangdong. From Pinghu in Longgang, rail-borne freight is distributed to Yantian and Shekou in Shenzhen and Hong Kong. Yantian and Shekou, which are container terminals in Shenzhen just across the boundary, are competitive threats to our Hong Kong transshipment services as mainland China exporters have been choosing road freight or barge freight services and exporting through these ports as they offer lower terminal handling charges than Hong Kong. However, we believe that the lack of infrastructural support and banking facilities compared to Hong Kong makes these ports comparatively less attractive to shippers, although such ports are becoming more competitive.

The livestock freight service is a regular and longstanding business for us but carries a low margin and has generated low profit. There is a general market trend towards containerized cargoes. In line with this trend, our container rail freight business accounted for a higher proportion of our freight business than other rail freight segments. Through cooperation with Guangshen Railway Co. Ltd. in 2002, we started the Dongguan Block Train linking Hong Kong with the key manufacturing hub of Dongguan. We continue to lobby the Ministry of Railways, local railway administrations and companies and business associates in mainland China for support in enhancing the scope and quality of our freight services. At the same time, we continue to make efforts to improve the cost efficiency of our freight marketing and operations.

To improve efficiency, financial control and customer service, we continue to integrate all of our electronic freight business systems and enhance our financial control and invoicing systems. In 2003, we launched the first phase of a web-based Freight Business System for the purpose of streamlining documentation handling procedures. Once fully implemented, the system will give customers access to tracking information with respect to their wagon and container status, booking orders, quotations, and the handling of chemicals. In May 2004, we merged the management of our freight services and intercity passenger services so that cross-boundary issues could be dealt with in a more cost efficient and consistent manner.

We were selected as the Best Rail Operator – Asia in the Asian Freight & Supply Chain Awards in April 2004 and the Rail Freight Operator of the Year in the Asia Logistics Award 2004 in November 2004. We won the latter award, decided by a vote among freight industry professionals, for the third year in a row.

Currently Planned Rail Extensions

Lok Ma Chau Spur Line

To relieve the pressure on the Lo Wu station at the boundary with mainland China, where the current weekend hourly passenger demand exceeds the current immigration processing capacity, we are constructing the 7.4-kilometer Lok Ma Chau spur line from the Sheung Shui station on the East Rail main line to the Lok Ma Chau station at the boundary with mainland China (“Lok Ma Chau Spur Line”), as Hong Kong’s second railway crossing. By providing a second railway boundary crossing between Hong Kong and mainland China, the Lok Ma Chau Spur Line will relieve congestion at Lo Wu and facilitate growth in cross-boundary rail passenger traffic.

The Lok Ma Chau Spur Line will consist of 5.2 kilometers of tunnels and 2.2 kilometers of viaducts. The Lok Ma Chau Spur Line will branch off the existing East Rail alignment north of the Sheung Shui station, run in tunnels from Sheung Shui to Chau Tau, and then rise gradually onto viaducts until it reaches the new station at Lok Ma Chau.

We have worked closely with the rail, municipal and immigration authorities in mainland China to ensure that the Lok Ma Chau Spur Line will be integrated into the transportation and immigration facilities on the mainland China side of the boundary. The Lok Ma Chau Spur Line Terminus will be linked to the Huanggang station of the new Shenzhen Metro by a double-deck passenger bridge.

Construction commenced in January 2003 and by the end of 2004 the civil construction works were 67% complete. The railway systems installation works for the Lok Ma Chau Spur Line are underway in 2005. Tracklaying commenced in March 2005 and is expected to be completed in 2006. The southbound tunnel, running from Sheung Shui to Chau Tau, was broken through in June 2004. The northbound tunnel was completed in April 2005. The 2.2 kilometer long viaduct consists of 1,410 separate segments. By the end of 2004, all of the 89 viaduct spans had been erected. The installation of the parapets commenced in April 2004 and was 91% complete by the end of 2004. Overall, the viaduct construction works were 92% complete by the end of 2004.

The structures of the three-storey cross-boundary terminal building at Lok Ma Chau, which will house the railway, customs and immigration facilities, were about 80% complete by the end of 2004. Precast concrete elements are being used extensively to ensure better control over construction activities in view of the close proximity to sensitive ecological areas. The station structure was completed to roof level by the end of 2004. The permanent way contractor was given earlier access for the derailment kerb construction necessary before tracklaying, which began in March 2005. Electrical and mechanical works are scheduled to begin on the station in June 2005.

An Environmental Committee created for the Lok Ma Chau Spur Line meets quarterly to review and monitor our environmental performance on the Lok Ma Chau Spur Line. It is composed of members from KCRC and environmental groups, including Friends of the Earth (HK) Charity Ltd., the Hong Kong Bird Watching Society and WWF Hong Kong. The Lok Ma Chau Spur Line project utilizes real-time web cameras that monitor the site so members of the public can observe the environmental performance of the project teams.

Sha Tin to Central Link

In response to the Government’s invitation in July 2001, we submitted a proposal for the design, construction, financing and operation of a new railway line from Sha Tin to Central (the “Sha Tin to Central Link”). On June 25, 2002, the Government announced that we had won the bid to build and operate the Sha Tin to Central Link. Pursuant to our bid proposal, the Sha Tin to Central Link will be an 18-kilometer rail system and will be connected with the Ma On Shan Rail. Once completed, this new line will extend the KCR network to Hong Kong Island. Passengers will then be able to cross the harbor from Kowloon and the New Territories to Hong Kong Island without leaving the KCR network. In addition, our proposal also includes a major reconfiguration of the Hung Hom station so that it will become a mass transportation center. This facility will serve domestic, cross-boundary and intercity trains of the Sha Tin to Central Link, East Rail and West Rail.

We have completed the scheme design for the Sha Tin to Central Link and we submitted the draft final proposal to the Government in September 2004. The railway scheme and implementation program of the Sha Tin to Central Link are subject to the Government’s final decision, which is pending the Government’s decision on the proposed merger between KCRC and MTRCL.

Kowloon Southern Link

In September 2002, the Government invited us to design, build and operate the 3.8 kilometers Kowloon Southern Link, which is planned for completion in 2009. The Kowloon Southern Link will run along Canton Road and link the East Tsim Sha Tsui station to West Rail’s Nam Cheong station, joining the two major KCRC railway lines at the southern end. The link will provide the traveling public with a convenient and direct point of transfer between these two railway lines. On completion, the West Rail will be extended from the Nam Cheong station to Hung Hom via West Kowloon and Tsim Sha Tsui, and both the East Rail and West Rail will terminate at Hung Hom with convenient cross-platform interchanges provided.

Although all estimates of cost are preliminary and subject to the final project agreement and market conditions at the time, we expect that of the current total estimated project cost of HK$9.0 billion (US$1,157.0 million), HK$8.1 billion (US$1,039.0 million) will be construction costs, HK$0.2 billion (US$29.0 million) will be land costs and HK$0.7 billion (US$89.0 million) will be financing costs. We expect to finance the project from internal resources and new debt.

We have completed the scheme design study and the design and build tender packages for the Kowloon Southern Link. The environment impact assessment has also been completed and submitted for public consultation. After considering the engineering complexities and the extensive disruption to the public that the construction of the Kowloon Southern Link would cause, we proposed to adopt a bored tunnel design along Canton Road to minimize land resumption and minimize disturbance to traffic, and to construct only one station at West Kowloon. The rail link will be constructed underground.

The Kowloon Southern Link was gazetted under the Railways Ordinance in March 2004. We amended the Railway Scheme in response to views received during the gazettal period, and the Government gazetted these amendments on January 7, 2005. Subject to the approval of the Chief Executive in Council, contracts will be awarded in mid-2005 and construction will begin soon thereafter. The completion date is scheduled for 2009.

Northern Link

During 2004, we made significant progress on the planning of the Northern Link, which will join the northern sections of the East Rail and West Rail and is the next natural extension of the KCR network, complementing the southern link achieved by the Kowloon Southern Link. The Northern Link will also provide a second cross-boundary rail link, connecting the West Rail from Kam Tin to Lok Ma Chau. The likely completion timing for the Northern Link is between 2011 and 2016 depending on the development program of the strategic growth areas and the growth of the cross-boundary traffic. Upon completion of the Northern Link, East Rail and West Rail will form a massive single loop serving the New Territories and Kowloon.

In February 2004 we submitted a preliminary in-house study report on the Northern Link to the Government. Having reviewed the study report, the Government provided the Study Brief and invited us to conduct a Preliminary Project Feasibility Study. Consultants were engaged in September 2004 to undertake the study, which will be completed in mid 2005.

Express Rail Link

The Government’s Railway Development Strategy 2000 included an Express Rail Link to facilitate the flow of people between Hong Kong and mainland China. This Express Rail Link will meet passenger demands arising from the closer social and economic ties that have developed between Hong Kong and mainland China.

In 2004 the Government invited us to study the feasibility of operating express rail services using the West Rail and the proposed Northern Link, with a short section branching out to connect with the railway in mainland China. The preliminary findings of this feasibility study are expected in mid 2005.

Pricing of Rail Services

Under the KCRC Ordinance, KCRC is empowered to determine fares for our passenger services and charges for freight and other services. Our Managing Board normally reviews fares on an annual basis. The Managing Board exercises this power independently of the Government, taking into consideration a number of factors, such as increases in operating costs, financing of maintenance and improvement programs, our ability to raise and service debt, the prevailing rate of inflation, competition and affordability of price increases. Although he has never done so and is not involved in our Managing Board’s determination of fares, the Chief Executive of Hong Kong may, if he considers that public interest so requires, exercise his power to direct us to take any action in respect of fares contrary to prudent commercial principles. If the Chief Executive of Hong Kong were to so direct, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government in respect of that direction. The annual fare review involves marketing studies, passenger and public surveys and consultation and communication with interested parties. We also consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision. This consultation process does not apply in relation to any fare reductions and or short-term promotions, although the Government is notified in advance of such reductions and promotions.

From 1999 to 2004, we did not increase the fares of our passenger transport networks after careful consideration of many factors which included the maintenance of competitiveness with other mass transit providers, which in general did not increase their fares, and the slow economic recovery in Hong Kong. We also experienced significant pricing pressure as a result of public opinion, with the result that we committed to a 20% discount of our targeted West Rail Phase I fares at its initial opening, which was subsequently reduced to 10% on December 20, 2004. We have also extended the “second trip” discount scheme on the East Rail until May 2005.

The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index (“CPI”), average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	2000	2001	2002	2003		2004
Annual average passenger fare increase (%)
East Rail(1)	0.00	0.00	0.00	0.00		0.00
Light Rail	0.00	0.00	0.00	0.00		0.00
West Rail	—	—	—	—	(3)	0.00
Increase/(decrease) in CPI(2) (%)	(3.00)	(1.70)	(3.20)	(2.10)		0.00
Average fare revenues per passenger carried (HK$)
East Rail(1)	11.65	11.66	11.73	11.22		11.04
Light Rail	3.59	3.56	3.53	3.52		3.07
West Rail	—	—	—	—	(3)	6.29
Increase/(decrease) in average operating costs(4) per passenger carried (%)
East Rail(1)	(4.01)	(1.54)	(1.56)	3.17		—	(5)
Light Rail	(3.26)	2.07	(7.61)	(2.20)		—	(5)
West Rail	—	—	—	—	(3)	—	(5)

(1)	Excludes through-trains. From 2004 onwards, includes the Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004 respectively.

(2)	Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditure of HK$4,500 to HK$18,499 in 1999/2000, broadly equivalent to HK$4,200 to HK$17,000 at 2004 prices. Source: Census and Statistics Department of the Government.
(3)	West Rail Phase I commenced operations on December 20, 2003. Information relating to annual average passenger fare increase, average fare revenue per passenger carried and increase/(decrease) in average operating costs per passenger carried for West Rail Phase I is not shown due to the limited period of operation.
(4)	The average operating costs per passenger carried are derived before depreciation and net finance income/(expenses). The cost of the feeder bus service is included in the operating costs of East Rail and the Light Rail.
(5)	In December 2003, East Rail Division, West Rail/Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.

The introduction of the Octopus Smart Card payment system in September 1997, now used by over 84% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. The Octopus Smart Card was used by approximately 92% of our passengers in 2004 traveling on East Rail, and approximately 79% of our passengers in 2004 traveling on the West Rail. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, in which we own a 22.1% interest. Octopus Cards Limited’s other shareholders include other public transport carriers such as MTRCL and franchised bus operators. The system has been highly reliable, with an average malfunction rate of one in approximately 4,600 transactions, a significant improvement over the common stored value ticket system malfunction rate of one in approximately 2,500 transactions. Implementation of the Octopus Smart Card has reduced congestion at entries into stations, lowered maintenance costs for the entry gates and administrative costs generally, and decreased incidences of damaged cards.

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

•	The Kowloon Southern Link, see “Item 4. Information on the Corporation–Business Overview–Rail Operations–Currently Planned Rail Extensions–Kowloon Southern Link.”

•	The Sha Tin to Central Link, see “Item 4. Information on the Corporation–Business Overview–Rail Operations–Currently Planned Rail Extensions–Sha Tin to Central Link.”

•	The Port Rail Line, which would provide a direct freight rail link between mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port, thereby enhancing connectivity between Hong Kong and its mainland hinterland and increasing the volumes of cargo transported by rail to and from Hong Kong’s Kwai Chung Container Port.

•	The Northern Link, see “Item 4. Information on the Corporation–Business Overview–Rail Operations–Currently Planned Rail Extensions–Northern Link.”

•	The Regional Express Line, see “Item 4. Information on the Corporation–Business Overview–Rail Operations–Currently Planned Rail Extensions–Express Rail Link.”

The Government announced its population policy in February 2003 and is expected to release later its long term planning study of “Hong Kong 2030” which would provide a new set of planning data for population and employment projections. The study is likely to have an impact on future railway development.

Property Development and Services

Our Property Division consists of two departments, the first dealing with property development along the railway lines, and the second with commercial activities, including leasing, advertising and property management of our own properties along the railway lines. The Property Division aims at maximizing the use of railway land by developing properties jointly with property development companies and exploiting new revenue sources in order to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or in the proximity of railway stations and depots remain in good demand owing to the access to public transport systems. In 2004, the Property Division accounted for 13.9% of total revenue of KCRC.

Property Development

We develop property for the following reasons: to secure a permanent and increasing flow of passengers for our railway services; to contribute towards the capital costs of new railway projects; and to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive.

Given the improving performance of the property market in Hong Kong, we intend to move forward with our property developments. However, in an effort to contribute towards market stability, we have reached a consensus with the Government that the residential property sites along the West Rail and Ma On Shan Rail will be completed no earlier than 2008.

Arrangements with Developers

We have entered into arrangements with established property developers for the development of properties along our railway lines since 1985. We sell most property developments, but retain a certain amount for operational purposes and for leasing to tenants. We select property developers for each development based on their development experience, track record and the terms and conditions of each project proposed. In the case of property developments along the existing railway lines, developers generally fund the development costs including land premium, construction costs and finance charges and bear substantially all development risks. In the case of new railway lines such as West Rail Phase I and the Ma On Shan Rail, we may, in certain circumstances, undertake the necessary property development enabling works in conjunction with the railway works in order to preserve the development potential above the new railway lines. Developers will then be solicited to undertake the property developments. Profits from the developments, with the exception of the West Rail Phase I property sites, after reimbursement of development costs, (which may be capped or fixed in certain instances) are shared between KCRC and the developers. In certain instances, the minimum profit to us has been guaranteed by the parent holding company of the property developer. The level of profits in excess of any minimum profit guaranteed by the developer would be primarily determined by market conditions at the time. The development of the properties is managed by project coordination committees, usually with equal representation from both KCRC and the property developer, but with KCRC making the final decision with a casting vote. We retain control over the disposal of properties completed, including decisions regarding whether to sell or lease the properties, the offer price and sale price if we decide to sell, and the lease terms if we decide to lease the properties.

Completed and Development Properties

Our completed properties and property under development as of December 31, 2004 are as follows:

	Residential floor area (sq m)	Commercial floor area (sq m)
Developed properties
Pierhead Garden, Tuen Mun	91,400	9,984
Sun Tuen Mun Center, Tuen Mun	200,000	14,000
Manlai Court, Tai Wai	43,850	420
Hanford Garden, Tuen Mun	88,000	3,200
Sun Yuen Long Center, Yuen Long	66,430	25,880
Royal Ascot, Sha Tin	271,656	10,000
Mong Kok Station	—	149,590
The Metropolis, Hung Hom	—	132,218	(1)

Sub-total	761,336	345,292
Property under construction
Ho Tung Lau (Site A)	120,900	2,000

Total	882,236	347,292

(1)	including 35,034 square meters of serviced apartment units.

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

West Rail Property Development

For West Rail Phase I, we have identified 13 sites with potential for property development along nine stations. We expect to provide a total gross floor area of 2,244,316 square meters, 91% of which would be for residential use and the remainder for commercial use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2008 to 2016. As part of the agreement for the Government’s injection of HK$29.0 billion of additional equity into us to help fund the development of West Rail Phase I, we will act as the Government’s agent in the development of the property sites along West Rail Phase I, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses to us as provided in an agreement signed in February 2000 between the Government and KCRC. See “Item 7. Major Shareholders and Related Party Transactions—Shareholding in and Loan to WRPDL.” From 2000, KCRC, through an intermediate holding company, West Rail Property Development Limited (“WRPDL”) formed with the Government, has acted as the Government’s property development agent for the 13 West Rail Phase I property sites. See Note 17 to our audited consolidated financial statements. We will be seeking expressions of interest from property developers starting in the second quarter of 2005, with flats being made available for pre-sale in 2007 or 2008 at the earliest. The first invitation for expressions of interest was made in April 2005 for the Nam Cheong station property development.

We will start to issue tender invitations for nine property development projects with a total land area of more than 62 hectares, in phases, from the second half of 2005 onwards, namely Tsuen Wan West (comprising four sites with a total area of 9.41 hectares), Yuen Long (3.73 hectares), Nam Cheong (4.62 hectares), Long Ping (comprising two sites with a total land area of 2.61 hectares), Tuen Mun (2.7 hectares), Tin Shui Wai (3.48 hectares), Kam Sheung Road (9.85 hectares), Pat Heung Maintenance Center (24 hectares) and Kwai Fong (1.92 hectares). We intend to select technically competent and financially capable developers to undertake these projects.

Ma On Shan Rail Property Development

Along the Ma On Shan Rail alignment, four sites have been identified for priority property development and these sites, together with a site at Ho Tung Lau on the East Rail, are expected to provide a total gross floor area of about 954,000 square meters, of which 93% would be residential. These four sites, namely Tai Wai Maintenance Center (7.1 hectares), Tai Wai station (4.85 hectares), Wu Kai Sha (3.41 hectares) and Che Kung Temple (1.81 hectares), are expected to generate about 10,972 residential flats, which equates to 92% of 830,850 square meters of gross floor areas to be built on these four sites. In accordance with the Government’s property stabilization measures announced in October 2003, these four residential developments will not be completed earlier than 2008. We invited tenders for the development of the site at Wu Kai Sha from property developers in May 2005 with a tender closing date of June 10, 2005. Seven tenders have been received from six developers and one consortium. The tender is expected to be awarded in end June 2005.

During 2004, the Property Division developed two Public Transport Interchanges (“PTI”) in conjunction with property enabling works at Tai Wai and Wu Kai Sha along the Ma On Shan Rail. The PTI at Wu Kai Sha along the Ma On Shan Rail was completed in December 2004, and the PTI at Tai Wai was completed in April 2005.

We also examined the redevelopment opportunities in relation to the Hung Hom station given the potential of Hung Hom station to become an even more significant transportation hub in the future, which may also increase the market value of nearby properties. An extensive land use re-zoning exercise is currently underway, paving the way for future exploitation of the site’s full property development potential. We are also reviewing the commercial area shared by the Sha Tin station and Citylink Plaza for strategic improvement and renewal of the station’s design, as well as the development potential of the Mong Kok station for viable commercial uses.

Commercial Activities, Leasing and Property Management

We generate recurrent revenue from our properties located within our railway stations and in the proximity of our railway networks. These properties include a total station trading area of 24,512 square meters at the East Rail, West Rail Phase I stations and the newly commissioned Ma On Shan Rail, an aggregate of 21,909 square meters of commercial office space at Citylink Plaza at the Sha Tin station, 5,576 square meters at the KCRC Hung Hom Building and an aggregate of 40,649 square meters of retail shopping space at six other sites, which are Sun Tuen Mun Shopping Center, Citylink Plaza, Plaza Ascot, Manlai Court, Hanford Plaza and Pierhead Plaza. Sources of income include leasing of space for retail shops, restaurants and offices, as well as licensing of duty-free businesses, car parks, advertising, telecommunications and exhibitions. In some cases, we have negotiated arrangements with the operators for rents which are linked to their sales turnover. In terms of estate management, as of December 31, 2004, we managed a total of 9,854 residential flats, 3,457 carpark spaces and 91,180 square meters of commercial floor area along the railway lines of the East Rail and West Rail Phase I networks.

In 2004, the average occupancy rate of the commercial premises at our stations, commercial offices and shopping centers was 91.1%. This was attributable to our flexible leasing strategy and our multi-faceted promotional activities. To accommodate the difficulties faced by tenants in the West Rail stations, we granted a six-month rent free period to all tenants and adopted a rent relief scheme in 2004. Recurrent revenue generated from commercial activities and property leasing totaled HK$695 million (US$89.4 million) in 2004, an increase of 14.5% over 2003. In order to improve business and traffic flows at the various KCRC shopping centers, we conducted intensive marketing campaigns. Promotional activities included a bonus point redemption system, pet shows, Olympics promotional events and lucky draws.

In 2004, as a result of the station improvement works at the Kowloon Tong and Lo Wu stations, ten new station shops commenced operation. Further, with the opening of the Tsim Sha Tsui Extension and Ma On Shan Rail in 2004, we increased space for advertising sales and added 148 retail units for shops and restaurants to our property portfolio. At the Tai Wai station, which is the interchange station for the Ma On Shan Rail and East Rail, a total of 48 new and refurbished station shops were offered. Out of these 48 shops, 33 had been leased as of the end of 2004. We had rented 33 out of 36 shops in the East Tsim Sha Tsui station by the end of 2004. About two-thirds of the shops in the nine stations along the Ma On Shan Rail alignment had been rented by the time the railway opened in December 2004. We have commenced commercial space planning and layout design for the Lok Ma Chau Spur Line and Kowloon Southern Link.

Future Plans

To explore new non-fare revenue sources, we plan to unveil our on-train Passenger Information Display System in the fourth quarter of 2005, which will provide quasi-real-time general and financial news, information and entertainment programs. We believe that these new features will provide a value added service to passengers and will be an attractive option for advertisers. We also devoted considerable efforts on new advertising initiatives, such as train advertising, in order to widen the recurrent revenue source.

Competition

Although we operate the only passenger and freight rail service from Hong Kong to mainland China on the East Rail line and the only passenger rail service in the north-western New Territories on the West Rail and Light Rail systems, we face and will continue to face competition from alternative modes of transportation. Our rail services face competition from other rail operators in Hong Kong, buses, minibuses, shuttle buses, taxis and private cars in our passenger operations within Hong Kong, and from buses, tour coaches, barges and airplanes in our cross-boundary passenger operations. We face competition mainly from trucks, barges and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, barges and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition in public motor bus services in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.

Government Regulations

Fare Setting Mechanism

In August 2003, the Government issued a paper on a new fare-setting mechanism based on a price-cap model, which would allow transport fares to increase or decrease in light of the relevant factors and by reference to a specified formula. The paper is under discussion and consultation with the public transport operators, including KCRC and MTRCL. However, the paper recognized that KCRC has the autonomy to set fares and, as such, the paper would not be binding on KCRC and would only serve as a guideline.

Merger between KCRC and MTRCL

On February 24, 2004, the Government announced that KCRC and MTRCL were invited to commence negotiations on a possible merger. MTRCL is a company listed on The Hong Kong Stock Exchange in which the Government had a 76.5% shareholding as of December 31, 2004. In September 2004, KCRC and MTRCL submitted to the Government a joint merger proposal. The Government is studying the proposal and will make a decision in due course as to whether or not to proceed with the merger. Any merger proposal will require the consent of MTRCL’s minority shareholders and, possibly, certain of its creditors.

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

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made four dividend payments, HK$300 million in 1997 (representing 9.75% of our 1996 profit after taxation), HK$620 million in 2003 (representing 28.1% of our restated 2002 profit after taxation), HK$620 million in 2004 (representing 44.9% of our 2003 profit after taxation) and HK$172 million in 2005 (representing 40.1% of our 2004 profit after taxation).

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

Environmental Matters

We believe that our existing operations are in substantial compliance with Hong Kong’s environmental regulations, including Hong Kong’s stringent Noise Control Ordinance. We try to ensure that the impact of our projects and operations on the environment is kept to a minimum by implementing environmental management systems meeting the ISO 14001 standard. This is an international certification standard published by the ISO to demonstrate a company’s capability to efficiently manage its environmental impacts. The core functions of our previous East Rail Division and all functions of our previous Light Rail Division are certified to the ISO 14001 standard. In April 2005 we successfully expanded the scope of our ISO 14001 certification to cover the whole of the Transport Division, which includes the operations of all transport services of the Corporation. Certain departments within the Capital Projects Division are also certified to the ISO 14001 standard.

For projects under development, we are required to comply with the statutory processes prescribed by the Government, including submission of an Environmental Impact Assessment to the Environmental Protection Department and satisfactory conclusion of a public consultation period. We are also required to comply with the requirements of the environmental permits as a result of our environmental impact assessments and applicable environmental regulations in our construction activities. We are committed to construct our new railway projects in an environmentally responsible manner. For the Lok Ma Chau Spur Line, an Environmental Committee, which comprises KCRC members and members of environmental groups, including Friends of the Earth (HK) Charity Ltd., the Hong Kong Bird Watching Society and WWF Hong Kong, has been set up as part of the environmental permit conditions. It meets quarterly to review and monitor performance on the planned mitigation measures as set out in the habitat creation and management plan and the Environmental Impact Assessment. We are improving the environmental habitat around the Lok Ma Chau station terminus area where 37 hectares of fishponds, reed beds and marshland are being recreated and improved. These works are scheduled for completion in late 2006.

Given our proximity to areas of urban density, we employ a wide range of noise mitigation measures such as using the latest designs for train cars, tracks and noise barriers. We have substantially completed the installation of noise barriers along the East Rail which was designed to reduce the noise impact of trains running along the East Rail alignment. The new railway lines of the West Rail and Ma On Shan Rail are constructed with floating slab track and rubber bearings, as well as multiple noise plenum on their viaducts to effectively reduce railway noise. All the new trains for the East Rail, West Rail and Ma On Shan Rail are fitted with a regenerative braking system to conserve electrical energy. To ensure that the noise levels of the West Rail trains comply with the Noise Control Ordinance, we have adopted noise mitigation measures to minimize the noise at the source, including installing noise absorbing lining under the train cars, beneath the walkways along the tracks and on the inside of the parapets and adding “skirts” to train cars. To further reduce the noise emitted by Light Rail vehicles, new measures, such as the use of headlub, a specially formulated environmentally friendly lubricant, are being studied. In addition, we have also set up a weekly noise monitoring program to monitor and check the noise of the West Rail since its opening in late 2003. Monitoring was subsequently reduced to monthly and then half-yearly intervals as no noise levels exceeding Hong Kong’s stringent statutory limit had been recorded.

We also have taken steps to improve our environmental performance. In 2004 five new diesel locomotives entered service on the East Rail. These are substantial improvements on the old locomotives as they are more fuel efficient, significantly cut exhaust emissions by about 20% and reduce noise generation by around 17dBA. All of our bus fleet and diesel locomotives run on ultra-low sulphur diesel and all our pre-Euro and Euro I standard engine buses have been retrofitted with catalytic converters.

In the first quarter of 2004, the West Rail conducted an extensive study on energy saving opportunities at all of its stations. During the second quarter we introduced refinements in station temperature and lighting control, escalator use during non-peak periods and switching off under-utilized ticket-vending and add-value machines.

In September 2004 we joined the Government’s Environmental Protection Department Wastewi$e Scheme which encourages companies to reduce the amount of waste they generate by setting clear waste avoidance and reduction targets, collecting and recycling materials and purchasing environmentally friendly materials.

4.C ORGANIZATIONAL STRUCTURE

We have the following subsidiaries:

Subsidiary name	Jurisdiction of incorporation	Proportion of ownership
Manlai Court Property Management Company Limited	Hong Kong	51%
Sun Tuen Mun Center Management Company Limited	Hong Kong	100%
Royal Ascot Management Company Limited	Hong Kong	100%
Hanford Garden Property Management Company Limited	Hong Kong	100%
Pierhead Garden Management Company Limited	Hong Kong	100%
The Metropolis Management Company Limited	Hong Kong	51%
V-Connect Limited	Hong Kong	100%
Capital System Limited	Hong Kong	100%
Buoyant Asset Limited	Hong Kong	100%
Advanced Asset Limited	Hong Kong	100%
Quality Asset Limited	Hong Kong	100%
Kasey Asset Limited	Hong Kong	100%
Circuit Asset Limited	Hong Kong	100%
Shining Asset Limited	Hong Kong	100%
Fluent Asset Limited	Hong Kong	100%
Unique Asset Limited	Hong Kong	100%
Kudos Asset Limited	Hong Kong	100%
Bowman Asset Limited	Cayman Islands	100%
Statesman Asset Limited	Cayman Islands	100%
Interwind Asset Limited	Hong Kong	100%
West Rail Property Development Limited(1)	Hong Kong	51%

Subsidiaries of West Rail Property Development Limited

Kam Sheung Property Development Limited(1)	Hong Kong	51%
Kwai Fong Property Development Limited(1)	Hong Kong	51%
Long Ping Property Development Limited(1)	Hong Kong	51%
Long Ping South Property Development Limited(1)	Hong Kong	51%
Nam Cheong Property Development Limited(1)	Hong Kong	51%
Pat Heung Property Development Limited(1)	Hong Kong	51%
Tin Shui Wai Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West Cityside Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West TW6 Property Development Limited(1)	Hong Kong	51%
Tsuen Wan West TW7 Property Development Limited(1)	Hong Kong	51%
Tuen Mun Property Development Limited(1)	Hong Kong	51%
Yuen Long Property Development Limited(1)	Hong Kong	51%

(1)	These subsidiaries are held by us for the sole purpose of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their financial statements are excluded from consolidation as we have no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.

4.D PROPERTY, PLANT AND EQUIPMENT

The majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment and our headquarters and administrative offices, is held by us either as vested land in accordance with the KCRC Ordinance or pursuant to private treaty grants by the Government. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the United Kingdom and the People’s Republic of China, with the exception of grants made after 1997. As a condition to the grant of land by the Government, we are required to pay a land premium to the Government. Pursuant to the KCRC Ordinance, we may not use the land for purposes other than railway operations and ancillary purposes necessary for our railway operations without the consent of the Government. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than three years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government which may be renewable subject to the Government’s discretion. These lands granted pursuant to short term tenancies and/or licenses constitute a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the selected consolidated financial data, the consolidated financial statements and the accompanying notes, and the other financial information of KCRC which appears elsewhere in this Annual Report. The following discussion includes various forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” for specific information regarding the presentation of our forward-looking statements. Financial and operating data appearing in this section that is not derived from the audited consolidated financial statements of KCRC have been derived without material adjustment from the unaudited accounting and operating records of KCRC.

5.A OPERATING RESULTS

Critical Accounting Policies

Our significant accounting policies, including the assumptions and judgments underlying them, are disclosed in Note 2 to the audited consolidated financial statements. Of these significant accounting policies, the following involve a higher degree of judgment and complexity and are considered as critical accounting policies.

Impairment of assets

Under HK GAAP, we comply with SSAP 31 (Impairment of Assets). Internal and external sources of information are reviewed at each balance sheet date to identify indications that the assets, i.e. property, plant and equipment (other than investment properties carried at revalued amounts) and investments in subsidiaries and associates, may be impaired or that an impairment loss previously recognized may no longer exist or may have decreased.

If any such indication exists, we estimate the asset’s recoverable amount, which is calculated by discounting the estimated future cash flows. The recoverable amount of an asset is the greater of its net selling price and value in use. In this respect, our management exercises a high degree of judgment in terms of the projection of cash flows for future years and the assumptions used in the calculation of the pre-tax discount rate. We recognize an impairment loss in the income statement to reduce the carrying amount of an asset to its recoverable amount.

Under US GAAP, the recoverability of such assets is based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the assets. An asset or asset group is written-down to its fair value when its carrying amount is determined to be not recoverable.

As of December 31, 2004, we assessed whether there was any impairment of our fixed assets at that date in accordance with our accounting policies for the assessment of asset impairment. The estimated cash flows of the railway network were calculated for a period consistent with the estimated useful life of the core assets of the railway network and were discounted using our weighted average cost of capital at December 31, 2004. As a result of this assessment, under both HK GAAP and US GAAP, management considers that our railway assets are not impaired at December 31, 2004 and, accordingly, that no provision for impairment of our railway assets is required at that date. See Note 41 to our audited consolidated financial statements.

Under both HK GAAP and US GAAP, no provision for impairment or reversal of prior years’ provisions for impairment losses of our railway assets has been made for the past three years from 2002 to 2004.

Construction in progress

Assets under construction and capital works for the operating railway are stated at cost less impairment losses. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed. Costs incurred by us in respect of feasibility studies on proposed railway related construction projects are charged to the income statement when there is no certainty of the projects materializing. When the proposed projects are viable, the relevant costs are recognized as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached. In determining whether the projects are viable, our management makes an assessment on the feasibility of the projects from the technical and financial aspects, which includes a projection of cash flows related to each individual project.

Deferred expenditure

Deferred expenditure relates to costs incurred for proposed projects which will be transferred to construction in progress after the relevant projects agreements are reached with the Government. In recognizing deferred expenditure, the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. In determining whether the projects are viable, our management makes an assessment of the feasibility of the projects from the technical and financial aspects, which includes a projection of cash flows related to each individual project.

Depreciation

Under HK GAAP, all fixed assets, except investment properties and the initial cost of rail tracks, ballast and sleepers are depreciated on a straight-line basis at rates based on the estimated useful lives of the assets or over the remaining period of the lease in the case of leasehold land. No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each property at the date of valuation. We do not currently hold any investment properties with an unexpired lease term of less than 20 years. The initial cost of rail tracks, ballast and sleepers is not depreciated. The cost of replacing rail tracks and sleepers is charged to the income statement as and when incurred. We review the estimated useful lives regularly in order to ensure that the depreciable amounts of the assets reflect the future economic benefits of the assets. We determine the estimated useful lives with a high degree of judgment by reference to the inherent lives of the assets, user’s experience and the appraiser’s report on the assets under lease, whichever is appropriate. The longer the estimated useful lives, the lesser is the depreciation amount which will be charged to the income statement for the year, and vice versa. During the past three years from 2002 to 2004, there was no significant change in the estimated useful lives or residual values of the fixed assets.

Under US GAAP, the cost of permanent way, i.e. rail tracks, ballast and sleepers, are depreciated over the estimated useful lives of the assets and the costs of replacement are capitalized and depreciated over their estimated useful lives. See Note 44(b) to our audited consolidated financial statements.

Deferred taxation

Under HK GAAP, prior to 2003, provision for deferred taxation was calculated using the liability method at current taxation rate on timing differences to the extent that it was probable that a liability would crystallize in the foreseeable future. We exercised a high degree of judgment in estimating the future capital expenditure as well as the useful lives of fixed assets in the projection of the depreciation charges for future years.

With effect from January 1, 2003, we adopted a revised accounting policy for deferred taxation in order to comply with SSAP 12 (Income Taxes) (revised) relating to income taxes dealing with the recognition of deferred tax assets and deferred tax liabilities. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. We exercise a high degree of judgment in assessing the availability of the future taxable profits which may be generated to utilize the unused tax losses, which substantiates the recognition of deferred tax assets for the unused tax losses.

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

Under US GAAP, income taxes are accounted for under the asset and liability method. With effect from January 1, 2003, our accounting policy under HK GAAP for the recognition of deferred tax is similar to US GAAP except that under HK GAAP, all deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Our tax losses do not expire under current tax legislation. During the past three years from 2002 to 2004, under both HK GAAP and US GAAP, there was no significant change on the initial estimates of the recovery of the deferred tax assets which relate solely to the future benefit of tax losses. See Note 44(g) to our audited financial statements.

Provisions and contingent liabilities

We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding mediation, arbitration or litigation, mainly relating to the construction of West Rail Phase I and the East Rail Extensions. We will make a provision for claims when there is a present obligation that probably requires an outflow of economic benefits and the obligation can be estimated reliably. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability. At December 31, 2004, we had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and East Rail Extensions projects where our total obligations cannot be estimated reliably. We have made provisions in the financial statements at December 31, 2004 for our best estimate of amounts which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by us and accounted for in our audited consolidated financial statements at December 31, 2004. We are in the process of resolving these claims.

In addition to the claims arising from construction contracts, the lease arrangements referred to in Note 10(h) to our consolidated financial statements are subject to certain terms and conditions under the related agreements whereby one of the lease arrangements may be subject to mandatory termination upon the occurrence of certain specified events or circumstances. Management has considered the likelihood of such events occurring and has concluded that there was a possibility that one of the lease arrangements may be subject to mandatory termination before the end of the basic lease term. Should mandatory termination of the lease arrangement occur, our maximum exposure after deduction of the transaction benefit is estimated to be approximately HK$62 million (US$8 million) at December 31, 2004, compared to approximately HK$65 million at December 31, 2003, the actual amount of which will depend on the interest rates prevailing at the date of termination.

Recently issued financial reporting standards

The Hong Kong Institute of Certified Public Accountants has recently issued a number of new and revised financial reporting standards (“HKFRSs”) which will be applicable for accounting periods beginning on or after January 1, 2005. We have already commenced an assessment of the impact of these new and revised HKFRSs but are not yet in a position to determine whether these new and revised HKFRSs will have a significant impact on the results of our operations and financial position.

Based on our preliminary review, we assessed that the HKFRSs which may significantly affect our financial position were Hong Kong Accounting Standard (“HKAS”) 32 (Financial instruments: disclosure and presentation), HKAS 39 (Financial instruments: recognition and measurement) and HKAS 40 (Investment property).

Financial instruments: Disclosure and Presentation; Recognition and Measurement

HKAS 32 (Financial instruments: disclosure and presentation) and HKAS 39 (Financial instruments recognition and measurement) aim to establish principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. Financial assets are defined broadly and include cash, equity investments, debt securities, trade debtors, inter-company debit balances and certain derivatives. Financial liabilities relates to contractual obligations to transfer cash or other financial assets, such as loan obligations, trade creditors and inter-company credit balances. They may also include certain derivatives. The HKASs contain extensive and detailed requirements concerning accounting, presentation and disclosure of financial instruments. However, the application of the requirements to simple financial instruments, such as equity securities, bank loans, trade debtors and creditors, is straight-forward and is unlikely to require changes in current accounting practices, except for the extent of disclosures. These standards apply to financial periods beginning on or after January 1, 2005 and we will adopt the standards in the preparation of our financial statements for the year ending December 31, 2005.

All our financial assets are to be classified into either of the following categories: fair value through profit or loss; held-to-maturity investments; loans and receivables and available-for-sale. Whereas financial liabilities should be classified either as fair value through profit or loss or other financial liabilities. Different measurement rules and accounting treatments apply to different classes of financial instruments. A summary of the applicable rules is depicted below-

Financial assets

•	Fair value through profit or loss – measured at fair value with changes in fair value recognized in the income statement;

•	Held-to-maturity investments – measured at amortized cost, using the effective interest method;

•	Loans and receivables – measured at amortized cost, using the effective interest method; and

•	Available-for-sale – measured at fair value with changes in fair value recognized in equity.

Financial liabilities

•	Fair value through profit or loss – measured at fair value with changes in fair value recognized in the income statement; and

•	Other financial liabilities – measured at amortized cost, using the effective interest method.

Since the fair value of the financial instruments cannot be reasonably estimated until the date of the balance sheet, i.e. December 31, 2005, we are unable to assess the impact of these new accounting standards on our financial statements.

Investment properties

HKAS 40 prescribes the accounting treatment for investment property and related disclosure requirements. It offers two options for accounting treatment of investment property which is held to earn rentals and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes, or for sale in the ordinary course of business. This standard applies to financial periods beginning on or after January 1, 2005 and we will adopt the standard in the preparation of our financial statements for the year ending December 31, 2005.

The first option, the cost model, specifies that all entities will be permitted to adopt a policy of carrying their investment properties at cost less depreciation and impairment losses as if the properties were owner-occupied. The other option is known as the fair value model under which the investment properties are stated at valuation with all movements in fair value being reported directly in the income statement. We are still considering which model is to be adopted in 2005.

Recently Issued Accounting Standards of the United States

In January 2003, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and in December 2003, issued a revision to FIN 46 (“FIN 46R”) which supersedes FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when an entity should consolidate the financial results of another entity. FIN 46R requires “variable interest entities” (“VIE”) as defined therein to be consolidated by an entity if that entity is obligated to bear a majority of expected losses of the VIE or is entitled to receive a majority of expected residual returns of the VIE, or both. The entity that is required to consolidate a VIE is referred to as the VIE’s primary beneficiary. The interpretation also requires certain disclosures about VIEs that an entity is not required to consolidate, but in which it has a significant variable interest.

KCRC is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied in the financial statements for the period beginning January 1, 2005. For VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

We are evaluating the impact of applying FIN 46R to existing VIEs in which we have variable interests and have not yet completed this analysis. Neither KCRC nor any of its subsidiaries (together, the “Group”) has any variable interests in VIEs created after December 31, 2003. However, we consider that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be classified as a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from the overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realization of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, it is reasonably possible that the Group may be required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ending December 31, 2005.

As the Group’s loan receivables from this unrelated entity and lease obligations arising from this lease out and lease back transaction have already been reflected separately in the reconciliation of consolidated shareholder’s funds to US GAAP, the consolidation of this unrelated entity is not expected to have material impact on the Group’s financial position and results of operations. Apart from this, we do not consider that there are any other VIEs in which the Group has significant variable interests or primary beneficial interests.

Policy on Derivative Instruments

We manage our currency and interest rate exposures with derivative instruments, such as interest rate swaps, currency swaps and foreign exchange forward contracts in accordance with our Managing Board’s approved hedging policy and guidelines. These derivative instruments have been employed only for hedging purposes and were properly documented. We seek to reduce our foreign currency exposure in respect of debt obligations and capital expenditure by converting such obligations into either Hong Kong dollars or U.S. dollars, and to maintain our U.S. dollar exposure in debt obligations at no greater than 30% of total debt obligations. Moreover, we seek to limit our exposure to interest rate risk by maintaining between 30% and 75% of the total principal amount of our debt obligations at fixed interest rate.

Business Activities

Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, social and public health conditions in Hong Kong and its population’s decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic, social, health and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past years, we have benefited from increased ridership levels. The expansion in our portfolio of commercial properties over the past years has contributed to increased revenues from property ownership and management and other property services. From 1988 to 1998, we have been able to achieve increases in fare levels and average fare revenues per passenger carried due to the economic growth in Hong Kong. However, the Asian economic downturn has limited our ability to raise fares on our passenger transport networks in the past seven years. In 2004, both transport and recurrent revenues improved when compared to 2003, mainly due to the recovery from the impact of the SARS outbreak in 2003 on passenger revenues and revenues derived from our property tenants.

East Rail

The East Rail, including the Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004 respectively, contributed HK$3,415 million (US$439.4 million) or approximately 69% of our revenues in 2004. In December 2003, the East Rail Division, West Rail/Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including the East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including the East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of the East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.

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

Because our cross-boundary traffic provides the only rail service directly to the boundary with mainland China, with the convenience of direct foot crossings from the Lo Wu station, we have historically been able to charge cross-boundary passengers relatively higher fares. With more competition from cross-boundary coach operators, it may be difficult for us to maintain a premium on fares for cross-boundary passengers. The higher fares for cross-boundary passengers have historically subsidized domestic fares. As such, any adjustment to this fare structure would affect the element of cross-subsidy currently enjoyed by domestic passengers.

The number of daily average cross-boundary passengers increased by 3.6% to 232,500 during 2004. This increase in cross-boundary patronage can be attributed in large part to low ridership in 2003 due to the SARS outbreak and the increasing number of tourists and business travelers from mainland China in 2004. However, the increased ridership in 2004 was still lower than the peak daily average ridership achieved in 2002 of 251,600.

Cross-Boundary Lo Wu ridership	Daily average passenger trips	Year on year growth (%)
1999	206,481	15.5
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6

In 2004, the East Rail’s through-trains to mainland China experienced a significant increase in patronage of 37.5% compared to 2003 to an average of 8,070 passengers per day. This increase was largely because of the reluctance of the public to travel because of the SARS outbreak in the early half of 2003 and the increased frequency of the through-trains and extended hours of operation in 2004.

West Rail

West Rail Phase I commenced services on December 20, 2003. As a result of publicity and promotional campaigns and fare offers, West Rail Phase I’s average daily ridership increased 72% from 100,500 in January 2004 to 172,900 in December 2004. We anticipate that ridership will increase upon the completion of the Kowloon Southern Link in 2009, as this will enable the East Rail and West Rail to form an integrated transportation network.

Light Rail, Bus and Freight

We began the Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the north-western New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stops would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area was lower than Government’s estimations and the Government allowed a higher level of competition from other modes of transport in the region, which reduced passenger use of the Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since its inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we began generating revenue from feeder bus services provided to the East Rail stations in 1999. Light Rail revenues decreased 11.1% in 2004 from 2003, to HK$416 million (US$53.5 million) mainly due to lower Light Rail feeder bus revenue as a result of the rationalization of feeder bus service routes that followed the West Rail’s opening in 2003.

Freight operations have changed over the past ten years, with breakbulk freight volume declining and containerized freight volume increasing steadily. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight packages offered by operators of alternative ports in the southern part of mainland China and logistical limitations created by the necessity to transport goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage. Freight revenue decreased by 8.1% in 2004 mainly due to the decreased breakbulk and livestock traffic, as well as lower income generated from forwarding and terminal services. See “Item 4. Information on the Corporation–Rail Operations–Freight Services.”

Property Development

Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit on property development is not included in our revenues or operating profits. Property development income generally arises from development projects undertaken jointly with major Hong Kong property development companies. We did not bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop properties along our railway lines. Pursuant to an agreement signed by the Government and us in February 2000, we have acted as the Government’s property development agent through WRPDL for the 13 West Rail Phase I property sites, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses payable to us.

The Government requires us to pay land premiums for acquiring the rights to use and develop land adjacent to or along our existing railway for property development purposes. The amount of the land premium we are required to pay is calculated by the Government and is determined at fair market value by reference to the amount that other third party developers would be required to pay for comparable property development sites at similar locations. Land premium payments to the Government are borne by the property development companies.

In most cases, we contribute the site and receive a guaranteed minimum profit, and the property developers bear substantially all the costs for construction and development including the land premium involved in building high-rise residential and commercial buildings on either an elevated base above the relevant portion of the railways or on land adjacent to the railways. The exceptions are sites where property development enabling works are necessary to preserve the development potential above those sites. In these cases, we will normally recover such costs, including their financing costs and interest, from the property developers in the form of upfront payments when the agreements have been entered into with the property developers. The extent of recovery may vary from case to case in order to make the project commercially attractive. Generally, we are able to control the timing of property sales and, in most instances, the sales will take place prior to project completion.

The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 2000, 2001 and 2002, profit on property development accounted for 3.8%, 1.0% and 3.5% respectively, of profit before taxation. Since 2002, the Government has imposed a moratorium on land sales in Hong Kong. We did not have any property development profits in 2003 and 2004. The last property development project we undertook before the moratorium was the Ho Tung Lau (Site A) project in late 2002, which is expected to complete in 2007. We expect that the site at Wu Kai Sha would be the next property development project to commence construction in 2005.

Property Services

We include recurring revenues from commercial activities, property ownership and management in our revenues as a component of operating profit. We generate such revenues primarily by leasing commercial premises at our stations and in our shopping centers as well as our office buildings. In 2004, commercial activities, property ownership and management operations accounted for 13.9% of total revenue of KCRC and revenues increased to HK$695 million (US$89.4 million) up 14.5% from HK$607 million in 2003, mainly as a result of the expiry of the rent relief scheme for SARS and the opening of new station shops at the West Rail and East Tsim Sha Tsui station. Lease rates have fluctuated significantly over time in Hong Kong. They fell substantially in 1997 and 1998, and were relatively stable in 2000, 2001, 2002 and 2003 and increased in 2004. Revenues and profits depend on market conditions at the time leases are entered into and renewed.

Finance Income/(Expenses)

We had cash, cash equivalents and investments in securities of HK$7,854 million (US$1,010.5 million) as of December 31, 2004. We incurred net finance expenses of HK$41 million (US$5.3 million) during 2004. This amount does not include finance income of HK$173 million (US$22.3 million) and finance expenses of HK$1,037 million (US$133.4 million) which were capitalized and included in the project costs of West Rail Phase I, the East Rail Extensions, the Sha Tin to Central Link and the Kowloon Southern Link. With respect to funds that are required for the development of these projects, we capitalize both the finance income earned on such funds and the borrowing costs attributable to the related borrowings. As a result, the net finance expenses reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 44 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

Operating Costs

Our principal operating costs are staff costs, electricity and fuel costs, and depreciation, which accounted for approximately 33.0%, 10.3% and 36.8%, respectively, of total operating costs in 2004. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expenses in 2004 increased by 118.2% as compared to 2003 mainly due to the depreciation of the assets associated with West Rail Phase I, the Tsim Sha Tsui Extension and the Ma On Shan Rail following their commencement of commercial operations in December 2003, October 2004 and December 2004, respectively. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by CLP Power Hong Kong Limited. See Notes 4(b) and 4(c) to our audited consolidated financial statements for a breakdown of operating costs.

Major Business Activity Performance

The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

	Year Ended December 31,
	2002	2003	2004		2004
	HK$	HK$	HK$		US$
	(in millions)
Revenue :
Passenger Services
East Rail	3,569	3,266	3,415	(1)	439
Light Rail	558	468	416		54
West Rail	—	11	382		49
Freight	86	74	68		9

Transport Services	4,213	3,819	4,281		551
Property Services	617	607	695		89

Total revenue	4,830	4,426	4,976		640

Operating Profit (Loss) After Depreciation:
Passenger Services
East Rail	1,666	1,353
Light Rail	(95)	(94)
West Rail	—	(61)

Total passenger services	1,571	1,198
Freight	(27)	(36)

Transport Services	1,544	1,162	58	(2)	7 (2)

Property Services	390	387	479		62

Total operating profit	1,934	1,549	537	(2)	69
Net finance income/(expenses)	618	353	(41)		(5)
Profit from property development	94	—	—		—
Share of profit/(loss) of associate	16	8	16		2

Profit before taxation	2,662	1,910	512		66
Taxation	(452)	(529)	(83)		(11)

Profit after taxation	2,210	1,381	429		55

(1)	Includes the Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004, respectively.

(2)	In December 2003, East Rail Division, West Rail/Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.

Contribution of Major Business Activities

The following table sets forth by category of major business activities for the periods indicated (1) our revenue as a percentage of total revenue and (2) our operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	2002	2003	2004
	%	%	%
Revenue/Total Revenue:
Passenger Services
East Rail	73.9	73.8	68.6
Light Rail	11.6	10.6	8.4
West Rail	—	0.2	7.7
Freight	1.8	1.7	1.4

Transport Services	87.3	86.3	86.1
Property Services	12.7	13.7	13.9

Total revenue	100.0	100.0	100.0

Operating Profit/(Loss)(1):
Passenger Services
East Rail	86.1	87.3	N/A	(1)
Light Rail	(4.9)	(6.1)	N/A	(1)
West Rail	—	(3.9)	N/A	(1)
Freight	(1.4)	(2.3)	N/A	(1)

Transport Services	79.8	75.0	11.0	(1)
Property Services	20.2	25.0	89.0	(1)

Total operating profit	100.0	100.0	100.0	(1)

(1)	In December 2003, East Rail Division, West Rail/Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable us to achieve synergy and savings, particularly for those services common to all railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight. Consistent with our internal organizational and management structure, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight. Commencing 2004, separate profit/(loss) figures for individual business segments are not available.

Results of Operations under HK GAAP

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total revenue from operations was HK$4,976 million (US$640.2 million) for 2004, a 12.4% increase from HK$4,426 million for 2003. This increase included a 12.5% increase in revenue from railway and bus operations (excluding freight) to HK$4,213 million (US$542.1 million), a 8.1% decrease in freight revenue to HK$68 million (US$8.7 million), and a 14.5% increase in property services revenue to HK$695 million (US$89.4 million) for 2004 compared with that for 2003. Revenue from the East Rail increased by 4.6% from HK$3,266 million for 2003 to HK$3,415 million (US$439.4 million) for 2004. This increase in the East Rail’s revenue was mainly due to the recovery in patronage following the SARS outbreak and the opening of the Tsim Sha Tsim Extension. Revenues from Light Rail, both fare and non-fare, decreased 11.1% to HK$416 million (US$53.5 million) from HK$468 million in 2003, mainly due to the lower Light Rail feeder bus revenue as a result of the rationalization of feeder bus services upon the West Rail’s opening in late 2003. Recurrent revenue from property activities increased to HK$695 million (US$89.4 million), up 14.5% from HK$607 million in 2003, mainly as a result of the expiry of the rent relief scheme introduced during the SARS period and the opening of new station shops at the West Rail and East Tsim Sha Tsui stations. Revenue from freight services decreased by 8.1% to HK$68 million (US$8.7 million) in 2004 from HK$74 million in 2003, mainly due to the decreased breakbulk and livestock traffic, as well as lower income generated from forwarding and terminal services.

Operating profit before net finance income/(expenses) (before tax) declined by 65.3% to HK$537 million (US$69.1 million) in 2004, compared with HK$1,549 million in 2003 mainly due to the depreciation for the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail. Operating margin decreased from 35.0% in 2003 to 10.8% in 2004. Operating costs for 2004 increased by 54.3% to HK$4,439 million (US$571.1 million) from HK$2,877 million in 2003 mainly due to increases in expenses such as depreciation which increased by 118.2% to HK$1,632 million (US$210.0 million), electricity and fuel which increased by 68.3% to HK$456 million (US$58.7 million) and repair and maintenance which rose by 36.1% to HK$181 million (US$23.3 million).

Overall operating costs before depreciation increased mainly because of the full year operation of the West Rail. Staff costs increased by 21.9% to HK$1,464 million (US$188.4 million) from HK$1,201 million in 2003, energy costs rose by 68.3% to HK$456 million (US$58.7 million) from HK$271 million, maintenance expenses, including repair and maintenance, stores and spares consumed and general supplies, rose by 31.6% to HK$371 million (US$47.7 million) from HK$282 million in 2003, and other expenses increased by 37.6% to HK$516 million (US$66.4 million) from HK$375 million in 2003.

Net finance expenses of HK$41 million (US$5.3 million) were incurred in 2004, compared with net finance income of HK$353 million in 2003 because finance expenses related to the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail were no longer capitalized following the opening of these new railways. No property development profit was realized in 2003 and 2004. A share of profit from an associate of HK$16 million (US$2.1 million) was recognized in 2004, compared with HK$8 million in 2003, representing an increase of 100.0%. Net income tax in the amount of HK$83 million (US$10.6 million) was recognized in 2004, compared with HK$529 million in 2003, representing a decrease of 84.3%, mainly attributable to the increase in tax losses and the adjustment in 2003 for the effect on opening deferred tax balances resulting from an increase in tax rate.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total revenue from operations was HK$4,426 million for 2003, an 8.4% decrease from HK$4,830 million for 2002. This decrease included a 9.3% decrease in revenue from railway and bus operations (excluding freight) to HK$3,745 million, a 14.0% decrease in freight revenue to HK$74 million, and a 1.6% decrease in property services revenue to HK$607 million for 2003 compared with that for 2002. Revenue from the East Rail decreased by 8.5% from HK$3,569 million for 2002 to HK$3,266 million for 2003. This decrease in the East Rail’s revenue reflected a 3.9% decrease in domestic passenger volume, and a 10.8% decrease in cross-boundary passenger volume from 2002. The decline in transport and recurrent revenues was mainly attributable to the impact of the SARS outbreak on passenger revenues and revenues derived from KCRC’s property tenants, as well as increased competition from cross-boundary coach operators. Revenues from the Light Rail and bus, both fare and non-fare, decreased 16.1% to HK$468 million from HK$558 million in 2002, mainly due to the impact of SARS and the Light Rail and West Rail Phase I construction works. Recurrent revenue from property activities decreased to HK$607 million, down 1.6% from HK$617 million in 2002, mainly due to the revenue loss attributable to the relief scheme granted during the SARS outbreak and the negative impact on the retail sector in 2003. Revenue from freight services decreased by 14.0% to HK$74 million in 2003 from HK$86 million in 2002, mainly due to decreased breakbulk traffic from northern and central China, and decreased livestock traffic.

Operating profit before net finance income/(expenses) (before tax) decreased by 19.9% to HK$1,549 million in 2003, compared with HK$1,934 million in 2002. The operating margin decreased from 40.0% in 2002 to 35.0% in 2003. Operating costs for 2003 decreased by 0.7% to HK$2,877 million from HK$2,896 million in 2002. Despite increases in expenses such as depreciation which increased by 3.2% to HK$748 million, and costs of materials and stores and spares consumed which rose by 12.0% to HK$149 million, the overall operating costs are reduced mainly attributable to the reduction in staff costs which decreased by 2.0% to HK$1,201 million, maintenance costs which reduced by 7.6% to HK$133 million, and electricity and fuel and other expenses (excluding depreciation) which decreased by 3.3% to HK$646 million.

Net finance income decreased by 42.9% to HK$353 million in 2003, compared with HK$618 million in 2002 primarily due to lower interest rates. No property development profit was realized in 2003, compared with HK$94 million in 2002. A share of profit from an associate of HK$8 million was recognized in 2003, compared with HK$16 million in 2002, representing a decrease of 50.0%. Net income tax in the amount of HK$529 million was recognized in 2003, compared with the restated amount of HK$452 million in 2002, representing an increase of 17.0%, which was mainly attributable to the effect on opening deferred tax balances resulting from an increase in tax rate in 2003.

In March 2003, the Government announced an increase in the Hong Kong profits tax rate from 16% to 17.5%. This increase was taken into account in the preparation of our audited consolidated financial statements for 2003. Accordingly, the provision for Hong Kong profits tax for 2003 is calculated at 17.5% of the estimated assessable profits for the year, compared to 16% in 2002. The provision for Hong Kong profits tax for 2003 was made solely in respect of the estimated assessable profits of our subsidiaries for 2003. We sustained a loss for tax purposes in 2003 and we have accumulated tax losses carried forward of approximately HK$3,800 million as of December 31, 2003, compared to HK$2,600 million at December 31, 2002, which are available to offset against future assessable profits.

Inflation

We had historically increased our scheduled fares at a rate in line with inflation. Because the rate of inflation decreased significantly in the preceding four years prior to 2004, in light of the economic downturn affecting Asia and Hong Kong and other factors, we have not increased our fares for both the East Rail and Light Rail since 1998. The economic downturn had, to some extent, triggered deflation in Hong Kong as reflected by an average annual decrease of 2.0% in the Hong Kong Consumer Price Index (A) for the four years from 2000 to 2003. For the years ended December 31, 2000, 2001, 2002 and 2003, the Hong Kong Consumer Price Index (A) dropped 3.0%, 1.7%, 3.2% and 2.1%, respectively, representing deflation for four consecutive years. In 2004, according to the International Monetary Fund, strong domestic demand in Hong Kong has contributed to the rebound of the property sector and brought an end to consumer price deflation. Notwithstanding the end of such consumer price deflation, we have not increased our fares in 2004 and up through May 2005. See “Item 4. Information on the Corporation—Pricing of Rail Services.”

Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings

Taking into account the interest rate swaps, we had HK$4,993 million (US$642.4 million) of floating rate debts as of December 31, 2004. As a result of the increase in borrowings to finance new projects, our interest and financing charges are also expected to increase in the future. An increase in interest rates may increase our borrowing costs and, therefore, adversely affect our results of operations. However, we limit our exposure to interest rate risk through our policy of maintaining the proportion of fixed interest rate debt of between 30% and 75%. Our Managing Board has adopted a policy to use derivative instruments only for hedging purposes.

Substantially all our revenues and operating expenses are incurred in Hong Kong dollars. However, we have raised significant borrowings in U.S. dollars. We also have some capital expenditure and other expenses in foreign currencies. Volatility in currency exchange rates between the Hong Kong dollar and other currencies may therefore affect our results of operations. We have reduced foreign exchange exposure relating to debt obligations and capital expenditure by entering into currency swaps and foreign exchange forward contracts in order to convert such obligations into either Hong Kong dollars or U.S. dollars, and to maintain our U.S. dollar exposure in debt obligations at no greater than 30% of our total borrowings.

Results of Operations under US GAAP

We prepare our consolidated financial statements in accordance with HK GAAP, which differs in certain material respects from US GAAP. A comparison and discussion, on a US GAAP basis, of the income statement line items significantly impacted by these differences is as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Depreciation:
HK GAAP	725	748	1,632	210
US GAAP(1)	733	757	1,813	233
Operating profit before net finance income/(expenses):
HK GAAP	1,934	1,549	537	69
US GAAP	1,800	1,406	313	40
Net finance income/(expenses):
HK GAAP	618	353	(41)	(5)
US GAAP(2)	1,591	650	28	4
Operating profit after net finance income/(expenses):
HK GAAP	2,552	1,902	496	64
US GAAP	3,391	2,056	341	44
Profit before tax:
HK GAAP	2,662	1,910	512	66
US GAAP	3,428	2,064	357	46

(1)	Prior to 2004, depreciation differed between HK GAAP and US GAAP mainly due to the depreciation on investment properties. See Note 44(a) to our audited consolidated financial statements. In 2004, the differences in depreciation between HK GAAP and US GAAP was due to the depreciation of certain fixed assets and the depreciation of the investment income for the capital projects of the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail. See Note 44(b) and 44(c) to our audited financial statements for the depreciation of certain fixed assets and the depreciation of investment income respectively.
(2)	The major difference between HK GAAP and US GAAP for net finance income/(expenses) is the different accounting treatment in respect of the investment income generated from the pre-funding investments, capitalization of interest and foreign exchange gains and losses from specific borrowings and derivative instruments, details of which are set out in Notes 44(c), 44(f) and 44(h) to our audited financial statements.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating profit before net finance income/(expenses) declined by 77.7% to HK$313 million (US$40.3 million) in 2004, compared with HK$1,406 million in 2003, mainly due to the depreciation for the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail. Another reason for the decline was the increase in operating costs arising from the full year operation of the West Rail. Though the impact of SARS was limited to 2003, the operating profit before net finance income/(expenses) in 2004 was still at a level lower than 2002, due to the increase in operating costs from the West Rail.

Depreciation increased by 139.5% to HK$1,813 million (US$233.3 million) in 2004, compared with HK$757 million in 2003, mainly due to the depreciation of the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail which commenced operations on December 20, 2003, October 24, 2004 and December 21, 2004 respectively.

Net finance income declined by 95.7% to HK$28 million (US$3.6 million) in 2004, compared with HK$650 million in 2003, mainly due to the increase in interest expenses charged to our income statement in relation to the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail following the commencement of operations of these new railways.

Operating profit after net finance income/(expenses) declined by 83.4% to HK$341 million (US$43.9 million) compared with HK$2,056 million in 2003, mainly due to the depreciation for the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail, and the fact that the capitalization of the finance expenses related to the West Rail, Tsim Sha Tsui Extension and Ma On Shan Rail ceased following the opening of these new railways.

Profit before tax declined by 82.7% to HK$357 million (US$45.9 million) in 2004 compared with HK$2,064 million in 2003. The decrease is less than that of operating profit after net finance income/(expenses) because of the increase in the share of profits of our associate, which slightly offset the decrease in the operating profit before net finance income/(expenses).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Operating profit before net finance income/(expenses) declined by 21.9% to HK$1,406 million in 2003 compared with HK$1,800 million in 2002, mainly due to the negative impact of the SARS outbreak on passenger revenues and on the retail sector.

Depreciation increased slightly by 3.3% to HK$757 million in 2003 compared with HK$733 million in 2002 due to the acquisition of additional fixed assets for operations in the ordinary course of business.

Net finance income declined by 59.1% to HK$650 million in 2003 compared with HK$1,591 million in 2002, primarily due to the decrease in finance income arising from the low interest rate and a reduction in our income-generating investments.

Operating profit after net finance income/(expenses) declined by 39.4% to HK$2,056 million in 2003 compared with HK$3,391 million in 2002 mainly due to the negative impact of the SARS outbreak on passenger revenues and on the retail sector, and the decrease in finance income arising from the low interest rate and a reduction in our income-generating investments.

Profit before tax declined by 39.8% to HK$2,064 million in 2003 compared with HK$3,428 million in 2002. The decrease is more than that of operating profit after net finance income/(expenses) mainly due to the decrease in the share of profits of our associate.

5.B LIQUIDITY AND CAPITAL RESOURCES

Capital Commitments

The two capital projects we are currently developing are the Lok Ma Chau Spur Line and the Kowloon Southern Link. We have completed the scheme design for the Sha Tin to Central Link and we submitted the draft final proposal to the Government in September 2004. The railway scheme and implementation program of the Sha Tin to Central Link are subject to the Government’s final decision, which is pending the Government’s decision on the proposed merger between KCRC and MTRCL. We have outstanding capital commitments and plans to upgrade and replace assets used in connection with our existing East Rail line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations.

We estimate the aggregate development costs for the two largest capital projects from project inception to the commencement of operations, including financing costs during construction, to be as follows:

	East Rail Extensions	Kowloon Southern Link	Total	Total
	HK$	HK$	HK$	US$
	(in billions)
Anticipated development costs:
Construction costs	22.9	8.1	31.0	4.0
Land costs	1.3	0.2	1.5	0.2
Financing costs	3.0	0.7	3.7	0.5

Total	27.2	9.0	36.2	4.7

Anticipated financing sources:(1)
Government equity	8.0	—	8.0	1.0
KCRC debt	12.6	9.0	21.6	2.8
KCRC internal funds	6.6	—	6.6	0.9

Total	27.2	9.0	36.2	4.7

(1)	As of December 31, 2004, total financing sources amounted to HK$22,355.0 million (US$2,876.2 million), consisting of HK$8,000 million (US$1,029.3 million) of capital contributions from the Hong Kong Government for the Ma On Shan Rail and Tsim Sha Tsui Extension; HK$7,738 million (US$995.6 million) in net proceeds from the US$1 billion in principal amount of the Notes; HK$4,503 million (US$579.4 million) in net proceeds from the US$1 billion in principal amount of 7.25% notes due 2009, HK$800 million (US$102.9 million) in principal amount of 4.65% notes due 2013, and HK$300 million (US$38.6 million) at a premium in principal amount of 3% notes due 2008 and a principal amount of HK$700 million (US$90.1 million) at a premium in principal amount of 4.8% notes due 2013; and HK$313.6 million (US$40.3 million) from deferred payment of long term credit facilities.

For the East Rail Extensions, we incurred a total cash outlay of HK$13.8 billion (US$1.8 billion) prior to 2004 and HK$5.1 billion (US$0.7 billion) in 2004. Based on our projected construction schedule, the following is our estimated schedule of payments from 2005 onwards and the actual payments in 2004 for the East Rail Extensions:

	2004	2005	2006	2007 onwards	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in billions)
Construction costs	4.5	3.1	2.3	1.5	11.4	1.4
Land costs	0.1	0.4	0.1	0.1	0.7	0.1
Financing costs	0.5	0.5	0.3	—	1.3	0.2

Total	5.1	4.0	2.7	1.6	13.4	1.7

For the Kowloon Southern Link, we incurred a total cash outlay of HK$149 million (US$19.2 million) prior to 2004 and HK$106 million (US$13.6 million) in 2004. Based on our projected construction schedule, the following is our estimated schedule of payments from 2005 onwards and the actual payments in 2004 for the Kowloon Southern Link:

	2004	2005	2006	2007 onwards	Total	Total
	HK$	HK$		HK$	HK$	US$
	(in billions)
Construction costs	0.1	1.8	2.0	4.0	7.9	1.0
Land costs	—	—	0.1	0.1	0.2	—
Financing costs	—	—	0.1	0.6	0.7	0.1

Total	0.1	1.8	2.2	4.7	8.8	1.1

As of December 31, 2004, we had an aggregate of HK$4,966 million (US$638.9 million) in outstanding commitments for capital expenditure mainly for the development of the East Rail Extensions and Kowloon Southern Link and existing businesses, such as transport and property services.

Unexpected geological conditions, economic or political developments, accidents or natural disasters can cause delays, design changes and other factors which can increase costs. Moreover, the current estimated sources of funds for the Lok Ma Chau Spur Line and Kowloon Southern Link include funds that KCRC expects to generate internally from operations in the future. As a result, we cannot assure you that actual project costs and sources of funds will be the same as those budgeted for these projects.

The following table sets out our capital expenditure for each of the three years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Railway related operational equipment(1)	14	15	18	2
Assets under construction:(2)
West Rail Phase I	6,503	4,803	2,671	344
East Rail Extensions	4,352	4,559	5,321	685
Kowloon Southern Link/Sha Tin to Central Link	61	732	541	70
Automatic Train Protection System	—	—	—	—
Rolling Stock	387	89	42	5
Others	232	226	181	23

	11,535	10,409	8,756	1,127
Others(3)	14	3	8	1

Total railway assets	11,563	10,427	8,782	1,130
Investment property and buildings	—	—	—	—
Assets under construction for investment property, leasehold land and buildings	745	695	240	31

Total capital expenditure(4)	12,308	11,122	9,022	1,161

(1)	Includes signaling systems, telecommunication equipment, automatic relevant collection system machinery and equipment.
(2)	Assets under construction represent project costs of railway related operational equipment, other railway related assets, and all capital expenditure of West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link.
(3)	Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixtures, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, company boats and tools.
(4)	Capital expenditure excludes capitalized finance income and expenses. See Note 2(q) to our audited consolidated financial statements for our accounting policy on borrowing costs and investment income.

Resources for Capital Expenditure

Earnings. Historically, we have generated our capital resources primarily through earnings. For the year ended December 31, 2004, the contribution to capital resources by earnings from railway operations improved as the net cash inflow from operating activities was HK$1,929 million (US$248.2 million), an increase of HK$59 million (US$7.6 million) as compared to that of last year.

Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. We declared and made a dividend payment of HK$172 million (US$22.1 million) in April 2005. Dividend payments would reduce the funds available to meet capital expenditure and repay indebtedness.

Earnings will not be sufficient to provide all of the significant capital resources required to complete our railway projects. To fund West Rail Phase I and the East Rail Extensions projects, we have relied largely on capital contributions by the Government and borrowings. To fund the Kowloon Southern Link project, we expect to rely largely on borrowings. We currently expect borrowing costs to represent about 5.1% of project costs in respect of all the above three projects and variations in costs could have a significant effect on the returns from these projects. We expect to incur significant capital expenditure in connection with the Kowloon Southern Link with material expenditure expected to begin in 2005, when construction is expected to commence. While the details on the capital expenditure related to the Kowloon Southern Link are still being negotiated and are subject to change, we expect to finance the project from internal resources and the HK$8 billion credit facilities arranged in 2004. We will likely expand our borrowings (by drawing down on the HK$8 billion available under the HK$8 billion credit facilities agreement dated September 28, 2004) to meet part of the project costs for the construction of the Kowloon Southern Link.

Equity Contributions. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of West Rail Phase I. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Ma On Shan Rail and the Tsim Sha Tsui Extension. We do not expect any equity injections from the Government for the Kowloon Southern Link and the Sha Tin to Central Link.

Debt Facilities. Under the KCRC Ordinance, KCRC is empowered to borrow, issue bonds, notes or other securities or otherwise raise money and charge all or any part of its property, undertaking and revenue as security for the borrowings. We may exercise such powers to provide ourselves with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes, paying interest, premium or other charges on such money, or repaying sums to the Government. During 2004, our credit ratings were generally stable. Standard & Poor’s Rating Group, a division of McGraw-Hill, Inc. (“Standard & Poor’s”) revised its outlook on our local currency rating from negative to stable on June 29, 2004, and affirmed our local currency rating of AA- and foreign currency rating of A+. On May 4, 2005, Standard & Poor’s revised its outlook on our long-term foreign currency rating from stable to positive, and at the same time affirmed our AA- local and A+ foreign currency ratings. In June 2004, Fitch Ratings affirmed our local currency rating at AA, and revised our local currency outlook from stable to negative. Moody’s Investors Services affirmed our A1 foreign currency and Aa3 domestic currency ratings in February 2004.

With respect to our required debt financing for our railway projects, we have implemented a borrowing strategy designed to diversify funding sources and reduce financing costs. We have utilized the following funding sources:

•	In June 1999, we launched a US$1.5 billion Euro medium-term note program under which we may issue notes in any currency and maturities as we may agree with dealers. In January 2000, the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July 1999 and November 1999, we issued 7.25% notes due 2009 in the aggregate nominal amount of US$1 billion and 7.77% notes due 2014 in the aggregate nominal amount of US$50 million, respectively, under this program. The notes issued under this program are unsecured and repayable in full on their respective due dates.

•	In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility was made available for payments to the IKK Consortium (comprising Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd.) for the design, manufacture, supply, testing and commissioning of electric multiple unit trains for both West Rail Phase I and the East Rail. One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest on a floating rate basis at a margin over LIBOR. The total amount of the facility was reduced to US$220.2 million as of December 31, 2004, following the cancellation of the undrawn amount of US$47.5 million of the facility effective on June 30, 2003, and the subsequent repayment of US$70.0 million by KCRC. The loans are unsecured and repayable in 17 semi-annual installments commencing in April 2003. As of December 31, 2004, approximately 66% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 34% bears interest at LIBOR plus a margin.

•	In March 2000, we issued 8% notes due in 2010 (the “Notes”) with an aggregate nominal value of US$1 billion. The Notes are unsecured senior obligations of KCRC and are rated equally with all of our other unsecured senior indebtedness. The Notes are repayable in full on their due date.

•	In June 2000, we signed a US$42 million export credit loan facility with Export Development Canada (formerly known as Export Development Corporation). This facility, with a 12-year maturity, provided financing for the purchase of a train control and signaling system for West Rail Phase I. As of December 31, 2004, the outstanding balance of this facility is US$33.9 million. This facility bears interest on a floating rate basis at a margin over LIBOR and the loans are unsecured and repayable in 17 semi-annual installments commencing in May 2004.

•	In June 2003, we issued two-tranche Hong Kong dollar retail bonds, including 3% notes due 2008 in the aggregate nominal amount of HK$300 million and 4.8% notes due 2013 in the aggregate nominal amount of HK$700 million. The notes are unsecured and repayable in full on their respective due dates.

•	In June 2003, we issued HK$800 million in principal amount of 4.65% notes due 2013 under the Euro medium-term note program set up in June 1999. The notes issued under this program are unsecured and repayable in full on their due date.

•	In September 2004, we entered into a HK$8,000 million credit facilities agreement with 18 banks and financial institutions. These facilities comprise three tranches: a HK$3,500 million five-year credit facility, a HK$3,500 million seven-year credit facility and a HK$1,000 million ten-year credit facility. Each facility is available for drawing on a revolving credit basis for the first five years. Thereafter, the outstanding amounts under the seven-year and ten-year facilities will be converted to a term loan structure with bullet repayment upon the maturity of each facility. Each facility bears interest on a floating rate basis at a margin over HIBOR. As of December 31, 2004, no amount was drawn under any of the credit facilities.

Investments

Our Managing Board has adopted a set of guidelines governing our investments intended to regulate our credit and currency risk exposure. Currently, all our investments must be made in Hong Kong dollars or U.S. dollars or hedged into these currencies. As of December 31, 2004, our cash, investments and deposits with banks amounted to HK$7.9 billion (US$1.0 billion). Of this amount, about HK$5.5 billion was placed in bank deposits or invested in certificates of deposit. HK$1.6 billion was invested in unlisted fixed income securities. About HK$5.7 billion of our investments was in obligations (or with institutions) rated in the top two rating categories of two recognized international rating agencies. As of December 31, 2004, investments with a value of about HK$2.1 billion were denominated in Hong Kong dollars. The information on the market value of these securities was obtained from dealers in fixed income securities. The market value of these securities may fluctuate to reflect market conditions such as movements of interest rates, liquidity and financial positions of the issuers of these securities.

Working Capital

Our working capital was a net current liability of HK$2,294 million (US$295.2 million) as of December 31, 2004. This was mainly attributable to payments for capital expenditure for West Rail Phase I and the East Rail Extensions. Our need for operational working capital is limited, as our operating expenses are primarily funded through passenger fares paid on a current basis. It is expected that our cash and cash equivalents and liquidation of certain investments with external investment managers will allow us to meet these payments in 2005.

Claims Impact

The claimed value of the contractors’ claims is regarded by our management as inflated. While we may be required to pay some additional sums to contractors, any such sums will be fully accommodated by our project reserve, which has been taken into account in the estimated schedule of payments referred to above. We therefore firmly believe that the contractors’ claims will have no material impact on our liquidity.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We do not generally conduct our own research and development with respect to major capital projects. Nor do we anticipate a significant need for research and development services in the foreseeable future, or expect to require any such services in connection with our other businesses.

5.D TREND INFORMATION

Our cross-boundary ridership, on which we have traditionally relied to subsidize our domestic rail services, has been steadily declining both in terms of percentage of market share and actual passenger numbers despite the overall cross-boundary market having grown by approximately 18% in 2004 over 2003. In comparison, the cross-boundary coach operators increased their market share as they took advantage of the extension of the opening hours of the Lok Ma Chau-Huangguang boundary crossing to 24 hours. Currently rail has approximately 60% of the cross-boundary market. As more road crossings, such as the Western Corridor, are likely to be opened, it would be reasonable to assume that rail’s share of the cross-boundary market will gradually fall. It is likely that this increased competition will continue to erode the market share of the East Rail going forward. However, the opening of the Lok Ma Chau Spur Line in 2007 will provide us with a much-needed second boundary crossing. The Lok Ma Chau Spur Line, together with the opening of Phase I of the Shenzhen Metro, which will connect the Huanggang station on the mainland China side to Lo Wu, is expected to enable us to compete more effectively with road transport operators in the cross-boundary market. The further relaxation of China’s Individual Visitor Scheme to allow more mainland China residents to travel to Hong Kong will be a positive factor. The opening of the Hong Kong Disneyland in September 2005 is also likely to attract about a million additional mainland China visitors per year to travel to Hong Kong via the East Rail and through-trains.

West Rail Phase I commenced services on December 20, 2003. As a result of publicity and promotional campaigns and fare offers, its average daily ridership increased 29% from 131,500 in 2004 to 169,400 for the period from January to April 2005 and we anticipate that the average daily ridership may reach 173,200 for the year ending December 31, 2005. We anticipate that ridership will further increase upon the completion of the Kowloon Southern Link in 2009, as this will enable the East Rail and West Rail to form an integrated transportation network.

With the improvement in general economic outlook, especially in the hospitality and services sectors and with the imminent opening of the Hong Kong Disneyland, the unemployment rate in Hong Kong is gradually declining. Wages for these sectors have increased in 2004 and to date in 2005, and employers have generally reported that they are prepared to increase wages in 2005 after several years of wage freeze or pay cuts. We conduct our annual salary review in July and we anticipate that we will have general wage increases in tandem with the market.

On February 24, 2004, the Government announced that KCRC and MTRCL were invited to commence negotiations on a possible merger. In September 2004 KCRC and MTRCL submitted to the Government a joint merger proposal. The Government is studying the proposal and will make a decision in due course as to whether and how the merger should proceed.

5.E OFF-BALANCE SHEET ARRANGEMENTS

In order to maximize financial returns on the value of our fixed assets, we have entered into several individually structured transactions or arrangements to lease out and lease back assets which include rolling stock, signaling equipment, revenue collection equipment and railway infrastructure. As of December 31, 2004, a portion of our assets with a total original cost of HK$11,819 million (US$1,520.7 million) and net book value of HK$7,913 million (US$1,018.1 million) were covered by nine such structured arrangements, two of which were concluded during 2003. The leasing subsidiaries which are involved in each of these arrangements are wholly-owned by us and are consolidated within our audited consolidated financial statements, and the assets and liabilities arising from these arrangements are separately disclosed under the reconciliation of consolidated shareholder’s funds to US GAAP in Note 44(o) to our audited consolidated financial statements. See Notes 2(o) and 10(h) to our audited consolidated financial statements for descriptions of the accounting treatment under HK GAAP and Note 44(i) for descriptions of the differences in treatment under HK GAAP and US GAAP. Eight of the arrangements do not qualify as off-balance sheet arrangements as defined in Item 5.E of Form 20-F. The remaining one arrangement qualifies as an off-balance sheet arrangement as we have a retained interest in the assets of an unrelated entity which is not consolidated within our audited consolidated financial statements. However, we do not expect the non-consolidation of this unrelated entity in our audited consolidated financial statements to have a current or future effect on our financial condition that would be material to investors.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments (excluding interest expenses) as of December 31, 2004:

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Interest-bearing borrowings	299	600	8,691	10,158	19,748	2,541
Capital lease obligations(1)	740	1,391	1,755	9,872	13,758	1,770
Operating leases	40	16	2	—	58	7

Total	1,079	2,007	10,448	20,030	33,564	4,318

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	1-3 years	4-5 years	After 5 Years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Short-term uncommitted revolving credit facilities	1,650	—	—	—	1,650	212
Letter of credit	20	—	—	—	20	3
Overdraft facilities	25	—	—	—	25	3
Medium term note program	—	—	—	14,425	14,425	1,856
HK$ 8 billion syndicated loan facilities	—	—	3,500	4,500	8,000	1,029
Letter of credit for leveraged leases	929	375	976	—	2,280	293
Export credit loan facilities	—	—	—	29	29	4
Purchase commitments Capital expenditure(2)	2,271	2,487	207	1	4,966	639
Recurrent expenditure	427	113	1	—	541	70

Total	5,322	2,975	4,684	18,955	31,936	4,109

(1)	Capital lease obligations represent all the lease payment commitments in respect of certain lease out and lease back arrangements, including those which meet the definition of a liability and are recognized as obligations in the balance sheet (see Note 26 to our audited consolidated financial statements) and those not recognized as obligations in the balance sheet under HK GAAP (see Note 44(i) to our audited consolidated financial statements).
(2)	The purchase commitments in connection with capital expenditure relate to capital works contracted for and capital works authorized but not contracted for as of December 31, 2004. Since these works had not commenced as of December 31, 2004, they were not provided for in our audited consolidated financial statements.

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

Mr. Samuel M.H. Lai succeeded Mr. K.Y. Yeung as Chief Executive Officer (Acting) on January 1, 2004. Mr. Patrick Wang and Mr. Victor So resigned from the Managing Board in January 2004, and Mr. Vincent H.C. Cheng retired from the Managing Board in November 2004. Mr. Abraham L.H. Shek and Mr. Richard Y.C. Wong were appointed in February 2004 and Mr. L.S. Ng was appointed in November 2004.

The present members of the Managing Board together with their principal outside functions, if any, are as follows:

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires

Michael P.S. Tien, BBS, JP(1)(2) Chairman Chairman of Strategic Human Resource Committee	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, and Chairman of the Employees Retraining Board, Member of the Education Commission, Manpower Development Committee and Guangdong Chinese People’s Political Consultative Conference.	2001	December 23, 2005

Samuel M.H. Lai Chief Executive Officer (Acting) Member of Finance Committee Member of Capital Projects Committee Member of Property Committee	Vice Chairman, UITP Asia-Pacific Division, International Association of Public Transport. Member, Membership Committee, The Hong Kong Management Association.	2004	No Expiry

Vincent W.S. Lo, JP(2) Chairman of Property Committee	Senior Partner, Gallant Y.T. Ho & Co., Director of Shanghai Commercial Bank Trustee Ltd., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee and Assistant Director of the Red Cross Council, Member of the Lotteries Fund Advisory Committee, the Social Welfare Advisory Committee, and Member of the Committee on Museums of the Leisure and Cultural Services Department.	1999	December 23, 2006

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Patrick B. Paul, CBE(3) Chairman of Audit Committee Member of Strategic Human Resource Committee	Non-Executive Director of The Hongkong and Shanghai Hotels Ltd., Johnson Electric Holdings Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Ltd.	2002	December 23, 2006

M.Y. Wan, BBS, JP(1)(2) Chairman of Capital Projects Committee Member of Audit Committee Member of Property Committee	Director of M Y Wan and Associates Limited and W Property Services Limited, Panel Member of Municipal Services Appeals Board, President of Youth Outreach, Council Member of Hong Kong Federation of Youth Groups, Manager of Chi Lin Buddhist Secondary School (SOS), and Co-opt Member of Land, Rehousing and Compensation Committee of Urban Renewal Authority.	2002	November 15, 2006

Abraham L.H. Shek, JP(2) Member of Capital Projects Committee Member of Audit Committee Member of Strategic Human Resource Committee	Member of the Legislative Council representing the Real Estate and Construction Functional Constituency, Executive Director of Styletec Building Materials Ltd. and Wellco Holdings Ltd., Director of The Hong Kong Mortgage Corporation Ltd. and Shakespeare4all Company Ltd., Non-Executive Director of Sino Elite Ltd., Independent Non-Executive Director and Audit Committee Member of Lifestyle International Holdings Ltd, Chuang’s Consortium International Ltd, New World TMT Ltd., NWS Holdings Ltd., Midas International Holdings Ltd. and Paliburg Holdings Ltd., Member, Court of The University of Hong Kong and Member, Council of The Hong Kong University of Science and Technology.	2004	January 31, 2006

Richard Y.C. Wong, SBS, JP(1)(2) Member of Property Committee Chairman of Finance Committee	Deputy Vice-Chancellor and Chair of Economics at the University of Hong Kong, Director of the Hong Kong Center for Economic Research, Director of the Hong Kong Institute of Economics and Business Strategy, Member of the Hong Kong Government’s University Grants Committee, Exchange Fund Advisory Committee, and Economic and Employment Council, Independent Non-Executive Director of Sun Hung Kai Properties Ltd., Non-Executive Director of ICBC (Asia) Limited, CK Life Sciences International (Holdings) Inc., Orient Overseas (International) Ltd., Pacific Century Insurance Holdings Ltd., Great Eagle Holdings Ltd. and Pacific Century Premium Developments Ltd.	2004	January 31, 2006

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
L.S. Ng, SBS, JP(1)(2) Member of Capital Projects Committee Member of Finance Committee	Vice Chairman of Chiyu Banking Corporation, Independent Non-Executive Director of Smartone Telephone Holdings Ltd, Member of the Fisheries Development Loan Fund Advisory Committee, Director of the Bank of China (Hong Kong) Charitable Foundation, Member of the Council and the Court of Lingnan University, Hong Kong Deputy to the 10th National People’s Congress, PRC.	2004	November 15, 2006

Sarah S.T. Liao, JP (2) Member of Capital Projects Committee Member of Strategic Human Resource Committee	Secretary for the Environment, Transport and Works, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

Frederick S.H. Ma, JP(2) Member of Capital Projects Committee Member of Finance Committee Member of Property Committee Member of Strategic Human Resource Committee	Secretary for Financial Services and the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

(1)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.
(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(3)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire. The honor is awarded by the British monarch.

Sarah Liao and Frederick Ma were appointed by our sole shareholder, the Government.

Members of Senior Management	Position	Position Held Since
Samuel M.H. Lai	Chief Executive Officer (Acting)	2004
Y.T. Li	Senior Director-Transport	2003
K.K. Lee	Senior Director-Capital Projects	2004
Ian M. Thoms	Director-West Rail	1998
Daniel C. Lam, BBS, JP(1)(2)	Director-Property	2000
Lawrence C.P. Li	Director-Finance	2004
Mimi Cunningham	Director-Human Resource	2004
Grace Lam	General Manager-Corporate Affairs	2004
David A. Fleming	Company Secretary and General Counsel	1997

(1)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(2)	The abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong.

6.B COMPENSATION

The aggregate compensation paid by KCRC to all members of the Managing Board and senior management as a group for 2004 was HK$41.7 million (US$5.4 million). Fees for members of the Managing Board, including the Chairman but excluding the Chief Executive Officer (Acting) for the year 2004 are shown below:

	2004	2004
	HK$	US$
	(in thousands)
Chairman
Michael P.S. Tien	220	28
Members
Vincent H.C. Cheng (1)	96	12
Edmund T.C. Lau (2)	—	—
Dr Sarah S.T. Liao in the capacity of Secretary for the Environment, Transport and Works	110	14
Vincent W.S.Lo	110	14
Frederick S.H. Ma in the capacity of Secretary for Financial Services and the Treasury	110	14
L.S. Ng (3)	14	2
Patrick B. Paul	110	14
Abraham L.H. Shek (4)	101	13
Victor H.W. So (5)	9	1
M.Y. Wan	110	14
Patrick S.C. Wang (6)	9	1
Richard Y.C. Wong (7)	101	13

	1,100	140

(1)	Vincent H.C. Cheng retired on November 15, 2004.
(2)	Edmund T.C. Lau resigned on January 14, 2003.
(3)	L.S. Ng was appointed on November 16, 2004.
(4)	Abraham L.H. Shek was appointed on February 1, 2004.
(5)	Victor H.W. So resigned on January 31, 2004.
(6)	Patrick S.C. Wang resigned on January 31, 2004.
(7)	Richard Y.C. Wong was appointed on February 1, 2004.

In 2003, we completed a comprehensive review of all compensation and benefits with the help of external independent consultants. One of the measures resulting from this review was the introduction of an element of variable pay into the senior executives’ annual remuneration. The aim is to link the payment of variable pay to the performance of both KCRC as a whole and the individuals concerned. We implemented the variable pay scheme to the top three tiers of management in the second half of 2004.

Members of senior management receive compensation in the form of salaries, allowances, benefits-in-kind, accruals for gratuities and annual leave entitlements, details of which are set out below.

	2004 HK$ million
	Base pay, allowances, retirement benefit scheme contributions, gratuities and benefits-in-kind	Variable remuneration	Total
Samuel M.H. Lai (1) Chief Executive Officer (Acting)	4.89	0.51	5.40
Y.T. Li (1) Senior Director-Transport	3.91	0.37	4.28
K.K. Lee (1) Senior Director-Capital Projects	3.83	0.40	4.23
Ian M. Thoms (1) Director-West Rail	3.49	0.39	3.88
Daniel C. Lam (1) Director-Property	3.72	0.41	4.13
Lawrence C.P. Li (2) Director-Finance	2.80	—	2.80
Mimi Cunningham (1)(3) Director-Human Resource	2.18	0.38	2.56
Jonathan H.G. Yu (4) Director-Operations	6.12	—	6.12
Kenneth K.S. Leung (5) Director-New Railway Projects	2.03	—	2.03

	32.97	2.46	35.43

(1)	Effective from July 1, 2004, a portion of total remuneration was converted to variable remuneration related to performance.
(2)	Mr Lawrence C. P. Li assumed his post with effect from January 2004.
(3)	Mrs Mimi Cunningham assumed her post with effect from May 2004.
(4)	Mr Jonathan H.G. Yu’s remuneration includes a contractual payment totaling $1.2 million and an end-of-service payment of $0.9 million. He left KCRC on January 3, 2005.
(5)	Mr Kenneth K.S. Leung retired on July 1, 2004.

In 2004, we made provisions in the amount of HK$138 million (US$17.8 million) for retirement costs for our employees, as compared to HK$137 million (US$17.6 million) in 2003 and HK$129 million (US$16.6 million) in 2002. Please see Note 37 to our audited consolidated financial statements.

6.C MANAGING BOARD PRACTICES

The three standing committees in the area of audit, finance and compensation are as follows:

The Finance Committee deals with the investment of surplus funds and advises the Managing Board on our strategies for the financing of future major capital projects. KCRC’s Corporate Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. Members of the Finance Committee are Richard Y.C. Wong, Fredrick S.H. Ma, Ng Leung Sing and Samuel M.H. Lai and the expert member is Alfred H.K. Li. This committee is chaired by Mr. Richard Y.C. Wong, who replaced Vincent H.C. Cheng on November 22, 2004.

The Audit Committee reviews our annual accounts prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal auditors and KCRC’s independent registered public accounting firm. The members of the Audit Committee are Patrick B. Paul, M.Y. Wan and Abraham L.H. Shek. This committee is chaired by Patrick B. Paul. The Internal Audit Department reviews the internal controls of all major financial and operational activities and reports to the Audit Committee.

The Strategic Human Resource Committee reviews and makes recommendations to the Managing Board with respect to the appointment, termination and remuneration of executive directors who are not Members of the Managing Board, and senior executives who report directly to the Chief Executive Officer. It also recommends to the Managing Board the appropriate levels of remuneration for all staff. Members of the Strategic Human Resource Committee are Michael P.S. Tien, Patrick B. Paul, Abraham L.H. Shek, Sarah S.T. Liao and Frederick S.H. Ma and the expert members are Paula C.M. Ko Wong and Anita M.C. To Yu. This committee is chaired by Mr. Michael P.S. Tien.

We have also established a Capital Projects Committee and Property Committee to review and advise on our projects and property developments.

6.D EMPLOYEES

We employed a total of 5,874 full-time staff as at December 31, 2004. We had on the same date 1,485 contract staff, generally with a contract term of two years, of which about half was hired for West Rail Phase I, the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link projects. Staffing levels increased at an accelerated pace from 2001 to 2003 to meet additional manpower requirements of the construction of West Rail Phase I, the Tsim Sha Tsui Extension and the Ma On Shan Rail. Although West Rail Phase I was completed in 2003 and the latter two projects were completed in 2004, we continued to maintain our staffing level after hiring 563 new staff in 2004 mainly for operating the Ma On Shan Rail and Tsim Sha Tsui Extension which opened towards the end of the year. Of a total of 1,983 operating staff, 882 belong to either the Railway Workers Union, carried over from when the Kowloon-Canton Railway was operated by the Government, the Operating Staff Association or the Kowloon-Canton Railway Employees Association. Union membership is not compulsory at KCRC and there has never been any union contract in effect since we were formed. We recognize the three unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation or human resources policies. In parallel with the staff unions, we have set up 19 staff consultative committees with membership comprising elected staff representatives who meet regularly to communicate and consult with our staff on key issues that would affect our staff in general and to collect their feedback for consideration by the management. Through these staff consultative committees, we have been successful in maintaining effective communications and consultations with our staff to resolve matters of common concern. We have not experienced any organized labor disputes since KCRC was formed. At December 31, 2003 and 2002, we had 5,871 and 5,510 employees, respectively.

Our Human Resource Division continuously reviews, improves and streamlines our human resources policies and practices to tie in with our business needs. We emphasize the importance of training and development, and endeavor to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet current and anticipated needs. We believe that our relations with our employees are good, and we regularly consult with our employees on key issues that would affect the staff in general. Employee turnover in 2004 was approximately 9.6%. To address a potential shortage in engineering and maintenance staff for various capital projects when they come into operation, we have commenced a program of early recruitment and intensive training, as well as identifying suitable staff from among our existing staff in these fields for promotion to new positions created for operating and maintaining the new railway lines.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDER

The Government is our sole shareholder. As of December 31, 2004, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of KCRC, which represents 100% of our total shares outstanding.

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

We received an equity injection of HK$8 billion from the Government for the construction of the Tsim Sha Tsui Extension and Ma On Shan Rail in March 2001. We financed the balance of the cost for the project from commercial financing and internal resources.

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

Entrustment Agreements

We have entered into entrustment agreements with the Government in respect of certain public infrastructure works and other works along the routes of West Rail Phase I and the East Rail Extensions, under which we have agreed to carry out works on behalf of the Government in return for periodic reimbursements based on the work completed.

Octopus Cards Limited

In 2004, we made payments of HK$33 million to Octopus Cards Limited, in which we have 22.1% equity interest, in respect of fees for the use of the Octopus cards system. These payments were made based on the fare revenue generated from Octopus cards. No other charges were made or incurred by us in respect of the administration of the Octopus cards system. We received HK$8 million in 2004 from Octopus Cards Limited in ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.

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

Indebtedness of Managing Board and Management

No member of the Managing Board or the Senior Management, or any officer of KCRC is or was, during the last three years, indebted to us.

7.C INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements” and pages F-1 through F-53.

Legal Proceedings

As of December 31, 2004, we had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of West Rail Phase I and the East Rail Extensions in respect of which our total obligations cannot be estimated reliably. We have made provisions in the financial statements as of December 31, 2004 for our best estimate of amounts which will likely be payable in connection with these claims. The amounts payable upon resolution of these claims may be eventually in excess of amounts estimated and accounted for in the financial statements as of December 31, 2004. We are in the process of resolving these claims. See Note 40 to our audited consolidated financial statements.

Other than the claims mentioned above, we are not party to any legal, mediation or arbitration proceedings which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations.

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

In 2005, we declared and paid a dividend of HK$172 million (US$22.1 million), representing 40.1% of our 2004 profit after taxation.

Significant Changes

Other than described herein, no significant change has occurred since the date of the audited consolidated financial statements included in this Annual Report.

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

ITEM 10. ADDITIONAL INFORMATION

10.B MEMORANDUM AND ARTICLES OF ASSOCIATION

Organization and Register.

We are a statutory corporation established in Hong Kong by the KCRC Ordinance. We are registered in the Hong Kong Companies Business Registry and our Business Registration Certificate No. is 08371001-000-12-02-9.

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

Several committees have been formed under the Managing Board to supervise specific aspects of KCRC’s operations, namely, Finance Committee, Audit Committee, Strategic Human Resource Committee, Property Committee and Capital Projects Committee.

Pursuant to the enactment of the KCRC (Amendment) Ordinance in December 2001, the functions and duties of the Chairman were separated from those of the Chief Executive Officer by creating the office of the Chief Executive Officer of KCRC. The Chief Executive Officer is responsible for the day to day management and operation of KCRC, and the Chairman leads the Managing Board in addressing the strategic, policy and development issues of KCRC. The Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board govern the proceedings of the Managing Board and the committees thereunder and were amended during 2004, with the latest amendment approved on June 2, 2005. The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by KCRC or a subsidiary of KCRC which is brought up for consideration by KCRC must disclose the nature of his interest at a meeting of KCRC. The disclosure shall be recorded in the minutes of KCRC, and the member shall not without the permission of the Chairman take any part in any deliberation of KCRC with respect to that contract and shall not in any event vote on any question concerning it.

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

The Financial Secretary of the Government determines the salaries or fees and allowances that KCRC shall pay to the members of the Managing Board. The quorum of the Managing Board is five members. There is no provision in the KCRC Ordinance requiring retirement at a certain age. See “Item 6. Directors, Senior Management and Employees” for further information about our Managing Board.

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

On March 2, 2001, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government, in consideration of the equity injection received from the Government for the construction of the Tsim Sha Tsui Extension and Ma On Shan Rail.

10.C MATERIAL CONTRACTS

On September 28, 2004, KCRC entered into a HK$8,000 million credit facilities agreement with a syndicate of 18 banks and financial institutions. Proceeds are to be used for general working capital requirements of KCRC. These facilities comprise three tranches: a HK$3,500 million five-year tranche, a HK$3,500 million seven-year tranche and a HK$1,000 million ten-year tranche. Drawings may be made under each tranche on a revolving credit basis for the first five years. Thereafter, the outstanding amounts under the seven-year and ten-year tranches will each be converted into a term loan with bullet repayment upon the maturity of each facility. Borrowings under each facility bear interest on a floating rate basis at a margin over HIBOR.

Pursuant to the East Rail Extensions Project Agreement dated February 28, 2003, the Government awarded to KCRC the rights for the financing, design, construction and operations of the East Rail Extensions and related services and facilities, which include property development rights to four sites on the Ma On Shan Rail alignment above the Tai Wai station and depot, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau maintenance center. The Government and KCRC have agreed that property development profits from these sites in excess of a specified amount will be distributed to the Government as extraordinary dividends.

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

Taxation of Non-U.S. Holders

Interest on a Note paid to a Non-U.S. Holder generally will not be subject to United States income or withholding tax if the interest is not effectively connected with the holder’s conduct of a trade or business in the United States. Gains realized by a Non-U.S. Holder on the sale, exchange or retirement of a Note will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States; or

•	the holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Payments in respect of the Notes and proceeds from the disposition of the Notes may be subject to information reporting to the United States Internal Revenue Service and to U.S. backup withholding tax. Backup withholding will not apply, however, if you furnish a correct taxpayer identification number or certificate of foreign status or are otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 and a Non-U.S. Holder will provide such certification on Form W-8 BEN.

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

The following presents information regarding our market risk exposures as of December 31, 2004. References in the following tables to “JPY” are to the Japanese Yen, “EUR” are to the Euro and “GBP” are to the Pound Sterling.

Interest Rate Risk

For investment securities and debt instruments, the following table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2003 and 2004. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ underlying cash flows are denominated in the currencies indicated below.

	As of December 31, 2004 Expected Maturity Date								As of December 31, 2003
	2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates)
Investment securities:
Fixed rate:
Principal amount (HK$)	—	—	—	—	—	—	—	—	3,892	3,841
Average interest rate
Principal amount (US$)	1,507	101	—	—	—	—	1,608	1,614	3,126	3,162
Average interest rate	2.8%	3.0%	—
Principal amount (EUR)	—	—	—	—	—	—	—	—	166	169
Average interest rate
Variable rate:
Principal amount (HK$)	—	20	—	—	—	—	20	20	50	50
Average interest rate	—	0.7%
Principal amount (US$)	347	241	—	—	—	—	588	589	930	931
Average interest rate	2.5%	2.6%

Debt instruments:
Fixed rate:
Medium term note
Principal amount(US$)	—	—	—	—	(7,772)	(389)	(8,161)	(9,249)	(8,152)	(9,452)
Average interest rate					7.4%	7.9%
Principal amount(HK$)	—	—	—	—	—	(800)	(800)	(841)	(800)	(787)
Average interest rate						4.7%
Global note (the “Note”)
Principal amount(US$)	—	—	—	—	—	(7,772)	(7,772)	(9,124)	(7,764)	(9,344)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	(199)	(265.4)	(265.4)	(398)	(1,127.8)	(1,176)	(1,127)	(1,198)
Average interest rate			5.7%	5.7%	5.7%	5.7%
Retail bond
Principal amount (HK$)	—	—	—	(300)	—	(700)	(1,000)	(1,052)	(1,000)	(1,000)
Average interest rate				3.0%		4.9%
Variable rate:
Export credit loan
Principal amount US$)	(299)	(299)	(104)	(39)	(39)	(68)	(848)	(848)	(1,118)	(1,118)
Average interest rate	2.7%	2.7%	2.8%	2.9%	2.9%	2.9%

Interest rate swaps(1):
Fixed to variable rate:
Notional amount (US$)	—	—	—	—	1,554.5	777.2	2,331.7	186	3,882	561
Interest pay rate					2.0%	7.3%
Interest receive rate					7.3%	8.0%
Notional amount (HK$)	—	—	—	300	—	1,500	1,800	73	1,800	(32)
Interest pay rate				0.4%		1.0%
Interest receive rate				3.0%		4.7%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

Foreign Currency Exchange Rate Risk

The table below provides information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The table summarizes information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2003 and 2004. For foreign currency exchange agreements, the table presents notional amounts and weighted average exchange rates by the expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2004 Expected Maturity Date								As of December 31, 2003
	2005	2006	2007	2008	2009	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates and exchange rates)
Investment securities:
Fixed rate:
Principal amount (US$)	1,507	101	—	—	—	—	1,608	1,614	3,126	3,162
Average interest rate	2.8%	3.0%
Principal amount (EUR)	—	—	—	—	—	—	—	—	166	169
Average interest rate
Variable rate:
Principal amount (US$)	347	241	—	—	—	—	588	589	930	931
Average interest rate	2.5%	2.6%

Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	—	—	(7,772)	(389)	(8,161)	(9,249)	(8,152)	(9,452)
Average interest rate					7.4%	7.9%
Global note (the “Note”)
Principal amount (US$)	—	—	—	—	—	(7,772)	(7,772)	(9,124)	(7,764)	(9,344)
Average interest rate						8.2%
Export credit loan
Principal amount (US$)	—	—	(199)	(265.4)	(265.4)	(398)	(1,127.8)	(1,176)	(1,127)	(1,198)
Average interest rate			5.7%	5.7%	5.7%	5.7%
Variable rate:
Export credit loan
Principal amount (US$)	(299)	(299)	(104)	(39)	(39)	(68)	(848)	(848)	(1,118)	(1,118)
Average interest rate	2.7%	2.7%	2.8%	2.9%	2.9%	2.9%

Foreign exchange agreements:
Receive EUR/pay HK$	40.5	9.3	—	—	—	—	49.8	5.2	43.2	8.5
Average contractual exchange rate	9.6	9.1
Receive GBP/pay HK$	—	—	—	—	—	—	—	—	10.0	1.1
Average contractual exchange rate
Receive JPY/pay HK$	6.3	0.8	—	—	—	—	7.1	0.4	—	—
Average contractual exchange rate	0.07	0.07
Receive US$/pay HK$	1,307.6	1,176.3	—	—	—	—	2,483.9	(22.3)	3,368.2	(6.9)
Average contractual exchange rate	7.7	7.7
Receive US$/pay EUR	—	—	—	—	—	—	—	—	159.2	(13.7)
Average contractual exchange rate
Currency Swap
Notional amount (Receive US$/ pay HK$)	—	—	—	—	7,776.37	7,407.37	15,183.74	(1,012)	15,184	(497.1)
Average interest rate					0.9%	0.5%

(1)	Fair values for off-balance sheet financial instruments represent the amounts we would receive or pay to close out the transactions.

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

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer (Acting) and our Director — Finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2004. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective.

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a – 15(e) and 14d – 15(e) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our Code of Ethics, which sets out standards designed to deter wrongdoing and promote ethical conduct among our senior financial officers, is publicly available on our website at http://www.kcrc.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees for the professional services rendered by our independent registered public accounting firm in 2003 and 2004 are depicted in the table below. Audit-related services mainly relate to services such as the issuance of comfort letters required for the update of the medium-term note program and the issuance of the retail bonds in 2003. Tax services mainly relate to the statutory filing of profits tax returns for KCRC and its subsidiaries, and tax advisory services in connection with its leasing arrangements.

	Fees for 2004	Fees for 2003	Percentage of Services Approved for 2004	Percentage of Services Delivered by Part-time Staff of the Accounting Firm
	(HK$ million)
Audit services	3	3	100%	—
Audit-related services	1	1	100%	—
Tax services	1	6	100%	—

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has approved and established the pre-approval policies and procedures relating to the approval of all services provided by our independent registered public accounting firm for the audit of KCRC’s annual financial statements, as summarized below:

Policy

The Audit Committee shall be responsible for the oversight of all functions performed by KCRC’s independent registered public accounting firm in respect to all services provided in relation to KCRC and its subsidiaries and, in meeting that responsibility, shall pre-approve all services and the fees to be charged for such services provided by the independent registered public accounting firm except for those services prescribed in Section 14B of the KCRC Ordinance regarding the audit of KCRC’s statutory accounts which is approved by the Managing Board by delegation of authority from KCRC’s shareholder granted on November 2, 2000.

Procedures

In order to give effect to the Audit Committee’s Policy in regard to the pre-approval of services provided by KCRC’s independent registered public accounting firm, the following procedures have been adopted:

•	The independent registered public accounting firm shall be required to submit to the Audit Committee as and when required, proposals specifying the nature and extent of services which it will provide for the forthcoming year and the fees it intends to charge for such services.

•	The Audit Committee shall, in consultation with the independent registered public accounting firm, consider the proposal, determine what services shall be provided and the fees to be charged for such services, and approve the same.

•	When exercising its power to approve the proposal, the Audit Committee shall not approve any appointment or re-appointment of the independent registered public accounting firm for audit services rendered pursuant to Section 14B of the KCRC Ordinance but will consider any submissions made by the independent registered public accounting firm in this regard and make recommendations to the Managing Board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-53 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

KCRC has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).

*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).

*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).

1.4	Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board (as amended).

***1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.

*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.

**2.2	Instruments defining the rights of holders of KCRC’s Medium Term Note Program.

†4.1	Credit Facilities Agreement dated September 28, 2004 between KCRC and certain financial institutions as Senior Lead Managers, Lead Managers and Lenders.

****†4.2	East Rail Extensions Project Agreement dated February 28, 2003 between KCRC and Government of the Hong Kong Special Administration Region of the People’s Republic of China.

8.1	Subsidiaries of the Registrant: See “Item 4. Information on KCRC — Organizational Structure.”

12.1	Certification of the Chief Executive Officer (Acting) pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Director-Finance pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer (Acting) pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Director-Finance pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)

**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 28, 2002 (Registration No. 1-15004)
****	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 27, 2003 (Registration No. 1-15004).
†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kowloon-Canton Railway Corporation

By:	/s/ Samuel M.H. Lai
Samuel M.H. Lai
Chief Executive Officer (Acting)

Date: June 24, 2005

S-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Income Statements for the years ended December 31, 2002, 2003 and 2004	F-3

Consolidated Balance Sheets as of December 31, 2003 and 2004	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2002, 2003 and 2004	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2002, 2003 and 2004	F-6

Notes to the Audited Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Managing Board

Kowloon-Canton Railway Corporation:

We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation (“the Corporation”) and its subsidiaries (“the Group”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in equity and cash flow for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 44 to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2004 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in note 2(y) to the consolidated financial statements.

KPMG

Hong Kong

February 28, 2005

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED INCOME STATEMENTS

	Note	Year Ended December 31,
		2002	2003	2004	2004
		HK$	HK$	HK$	US$
		(in millions)
Revenue	4(a)	4,830	4,426	4,976	640
Operating costs before depreciation	4(b)	2,171	2,129	2,807	361

Operating profit before depreciation		2,659	2,297	2,169	279
Depreciation	4(c)	725	748	1,632	210

Operating profit before net finance income / (expenses)		1,934	1,549	537	69
Net finance income / (expenses)	5	618	353	(41)	(5)

Profit after net finance income/(expenses)		2,552	1,902	496	64
Profit on property development		94	—	—	—
Share of profit of associate		16	8	16	2

Profit before taxation		2,662	1,910	512	66
Income tax	6(a)	(452)	(529)	(83)	(11)

Profit after taxation	7	2,210	1,381	429	55
Transfer to development reserve		(94)	—	—	—

Retained profit for the year		2,116	1,381	429	55

Dividend attributable to the year:
Final dividend proposed after the balance sheet date	8	620	620	172	22

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	Note	As of December 31,
		2003	2004	2004
		HK$	HK$	US$
		(in millions)
Assets
Fixed assets
—Investment properties	10	878	1,026	132
—Other properties, plant and equipment	10	50,979	66,766	8,590

		51,857	67,792	8,722
Construction in progress	11	15,101	6,991	900
Deferred expenditure	12	900	1,462	188
Properties under development	13	1,448	1,892	244
Interest in associate	15	42	57	7
Loan receivable	16	774	733	95
Loan to subsidiary	17	3,232	3,576	460
Investments	18	12,244	4,323	556
Stores and spares	19	254	319	41
Interest receivable	20	63	49	6
Other receivables	21	612	707	91
Cash and cash equivalents	22	2,677	3,531	454

		89,204	91,432	11,764

Liabilities
Interest payable	23	474	485	62
Other payables	24	2,098	2,444	315
Accrued charges and provisions for capital projects	25	1,782	3,971	511
Lease payable	26	758	717	92
Interest-bearing borrowings	27	20,013	19,748	2,541
Deferred income	28	743	708	91
Deferred tax liabilities	6(d)	3,131	3,212	413

		28,999	31,285	4,025

Net Assets		60,205	60,147	7,739

Capital and Reserves
Share capital	29	39,120	39,120	5,033
Development reserve	30	6,535	6,535	841
Investment property revaluation reserve	31	117	265	34
Investment revaluation reserve	32	(1)	(16)	(2)
Proposed dividend	8	620	172	22
Retained profits	33	13,814	14,071	1,811

		60,205	60,147	7,739

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Year ended December 31,
		2002	2003	2004	2004
		HK$	HK$	HK$	US$
		(in millions)
Opening balance – Total equity
- as previously reported		59,580	59,512	60,205	7,746
- prior period adjustment arising from change in accounting policy for deferred tax	3 & 33	(2,153)	—	—	—

- as restated		57,427	59,512	60,205	7,746

Surplus/(deficit) on revaluation of investment properties	31	(42)	(17)	148	19
Surplus/(deficit) on revaluation of investments	32	(102)	(76)	(54)	(7)

Net profits/(losses) not recognized in the income statement.		(144)	(93)	94	12

		57,283	59,419	60,299	7,758

Revaluation deficit transferred to income statement on disposal of investments	32	19	25	39	5

Retained profit for the year
- as previously reported		2,567
- prior period adjustment arising from change in accounting policy for deferred tax	3 & 33	(451)
Retained profit for the year (2002: as restated)		2,116	1,381	429	55

Transfer to the development reserve	30	94	—	—	—

Dividend paid during the year	8	—	(620)	(620)	(79)

Closing balance – Total equity		59,512	60,205	60,147	7,739

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Year Ended December 31,
		2002	2003	2004	2004
		HK$	HK$	HK$	US$
		(in millions)
Operating activities
Net cash inflow from operations	34	2,903	2,179	2,306	296
Net cash outflow from property development	34	(402)	(308)	(376)	(48)
Hong Kong profits tax paid		(1)	(1)	(1)	—

Net cash inflow from operating activities		2,500	1,870	1,929	248

Investing activities
Decrease / (increase) in deposits with banks with more than 3 months of maturity when placed		3,066	743	(740)	(95)
Payments to acquire investments		(4,328)	—	—	—
Payments for capital expenditure
- West Rail project		(7,049)	(5,367)	(1,371)	(176)
- East Rail Extensions project		(3,449)	(5,282)	(4,534)	(584)
- other capital projects and purchase of fixed assets		(2,008)	(1,587)	(1,076)	(139)
Loan repaid by associate		4	—	—	—
Interest received		1,813	725	1,358	175
Receipts from sale of fixed assets		6	—	—	—
Loan to subsidiary		(512)	(382)	(24)	(3)
Receipts from redemption of investments		12,376	6,783	6,740	867

Net cash inflow/(outflow) from investing activities		(81)	(4,367)	353	45

Net cash inflow/(outflow) before financing		2,419	(2,497)	2,282	293

Financing activities
Net cash flow on (repayment)/drawdown of loans		928	2,271	(273)	(35)
Dividend paid		—	(620)	(620)	(79)
Interest paid		(1,256)	(1,329)	(1,387)	(179)
Net income from derivative instruments		60	111	138	18
Other borrowing costs paid		(30)	(37)	(11)	(1)
Amounts paid in respect of expenses for the issue of interest-bearing borrowings		—	(7)	(15)	(2)

Net cash inflow/(outflow) from financing activities		(298)	389	(2,168)	(278)

Increase/(decrease) in cash and cash equivalents		2,121	(2,108)	114	15
Cash and cash equivalents at January 1,		2,464	4,585	2,477	318

Cash and cash equivalents at December 31,		4,585	2,477	2,591	333

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	22(a)	20	54	36	4
Deposits with banks within 3 months of maturity when placed	22(a)	4,565	2,423	2,555	329

		4,585	2,477	2,591	333

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002, 2003, 2004

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

2	Significant accounting policies

(a)	Statement of compliance

Although not required to do so under the Ordinance, the Corporation has prepared these financial statements in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Corporation and its subsidiaries (“the Group”) is set out below.

(b)	Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and the marking to market of investments as explained in the accounting policies set out below.

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

The financial statements of certain subsidiaries held by the Corporation for the sole purpose of developing, on behalf of the Government, commercial or residential properties along the West Rail, Phase I route are excluded from the consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(d)	Investments in subsidiaries

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

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognized in the same way as for other investments.

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

Unless the investment in an associate is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case it is stated at fair value with changes in fair value recognized in the same way as for other investments, an investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement reflects the Group’s share of the post-acquisition results of the associate for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(f)	Fixed assets

(i)	Fixed assets are carried in the balance sheet on the following bases:

•	Fixed assets, except investment properties, are stated at cost less accumulated depreciation (see note 2(g)) and impairment losses (see note 2(h)), and include land, initial costs of rail tracks and sleepers, the cost of ballast, buildings, infrastructure, rolling stock and other equipment utilized by the Group in the operation of its rail networks and ancillary commercial activities.

The cost of fixed assets vested by the Government has been determined as follows:

(i)	for fixed assets vested on February 1, 1983 - as determined by the Financial Secretary.

(ii)	for fixed assets vested subsequent to February 1, 1983 - based on actual cost as reflected in the Government’s records.

Fixed asset expenditure below $20,000 per item is expensed to the income statement as incurred.

•	Investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers.

(ii)	Changes in the value of investment properties arising upon revaluations are dealt with in the investment property revaluation reserve. The only exceptions are as follows:

•	if the total of this reserve is insufficient to cover a revaluation deficit, on a portfolio basis, the excess of the deficit is charged to the income statement.

•	where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is firstly credited to the income statement to the extent of the deficit previously charged to the income statement and is, thereafter, taken to the investment property revaluation reserve.

(iii)	Subsequent expenditure on an existing fixed asset is added to the carrying amount of the asset if, either future economic benefits will flow to the Group, or the condition of the asset will improve beyond its originally assessed standard of performance.

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(v)	Leased assets

•	Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if the Group owns them outright.

•	Fixed assets held for use in operating leases are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies, as set out in note 2(g). Impairment losses are accounted for in accordance with the accounting policy, as set out in note 2(h). Revenue arising from operating leases is recognized in accordance with the Group’s revenue recognition policies, as set out in note 2(n).

•	Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal installments over the accounting periods covered by the lease term.

(g)	Depreciation

(i)	No depreciation is provided in respect of investment properties with an unexpired lease term of more than 20 years since the valuation takes into account the state of each property at the date of valuation. The Group does not currently hold any investment properties with an unexpired lease term of less than 20 years.

(ii)	Leasehold land other than that relating to investment properties is depreciated over the remaining period of the lease.

(iii)	The initial cost of rail tracks, ballast and sleepers is not depreciated. The cost of replacing rail tracks and sleepers is charged to the income statement as and when incurred.

(iv)	All other fixed assets are depreciated on a straight-line basis at the following rates per annum calculated to write off the cost of each asset over its estimated useful life:

Tunnels, bridges and roads	1%
Buildings	2%
Rolling stock (electrical)	2.5-3.3%
Rolling stock (diesel)	3-20%
Lifts and escalators	5%
Ballast replacement programs	7%
Machinery and equipment	3-10%
Telecommunication and signaling systems and airconditioning plant	7-10%
Fare collection systems	7-10%
Mobile phone systems	10-14%
Furniture and fixtures	7-33%
Computer and office equipment (including computer software)	20-33%
Buses	6-10%
Other motor vehicles	7-25%

(v)	The useful lives of the various categories of fixed assets are reviewed regularly in the light of actual asset condition and asset replacement programs. The depreciation charge for the current and future periods will be adjusted if there are significant changes from previous estimates.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(h)	Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	fixed assets (other than investment properties carried at revalued amounts);

•	construction in progress;

•	deferred expenditure; and

•	interest in associate.

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

Assets under construction and capital works for the operating railways are stated at cost less impairment losses (see note 2(h)). Costs comprise direct costs of construction, such as materials, staff costs and overheads, as well as net borrowing costs/finance income (see note 2(q)) capitalized during the period of construction or installation and testing. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed, at which time it commences to be depreciated in accordance with the policies detailed in note 2(g).

Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

•	where the proposed projects are at a preliminary review stage with no certainty of the proposed project proceeding, the costs concerned are written off to the income statement.

•	where the proposed projects are at a detailed study stage, having demonstrated an acceptable financial viability and having obtained the Managing Board’s approval to proceed further, the costs concerned are initially dealt with as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached with the Government.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(j)	Deferred expenditure

As described in note 2(i), deferred expenditure relates to costs incurred for proposed projects which will be transferred to construction in progress after the relevant project agreements are reached with the Government.

(k)	Property development

The Group is involved in a number of property development projects. When the Group determines or reaches agreement with its property developers to develop a site for resale or for rent, the net book value of existing land and buildings on the development site included in fixed assets are transferred to properties under development. Costs related to the respective projects are also charged to properties under development until such time that profit on the development is recognized by the Group.

Profits on property development are recognized in the income statement as follows:

•	where the Group receives payments from developers as a consequence of their participation in a project to develop a property: after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Group.

•	where the Group’s share of profit is based on the actual sales proceeds from the sale of properties: after the completion of sales agreements for a substantial proportion of the development, the issue of occupation permits and the receipt of a substantial proportion of the sales proceeds.

•	where the Group’s profit is based on the retention of certain properties from the development: when the properties retained are ready for use by the Group after taking into account outstanding risks, if any, retained by the Group in connection with the development. The profit recognized is measured at the fair value of the properties retained less any costs incurred by the Group thereon.

(l) Jointly controlled operations

Assets that the Group controls and the liabilities that it incurs in respect of its interests in jointly controlled operations are recognized in the balance sheet and classified according to the nature of the relevant item. The Group’s share of the income that it earns from the sale of goods or services by the jointly controlled operations along with the expenses that it incurs are included in the income statement when it is probable that economic benefits associated with the transactions will flow to or from the Group, as applicable.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(m)	Investments

Investments comprise:

(i)	Temporary investment of funds from the equity injection received and borrowings obtained specifically for the construction of the East Rail Extensions, the Kowloon Southern Link and the Sha Tin to Central Link before the funds are used for such purposes (“pre-funding investments”); and

(ii)	Investment of surplus funds from the Group’s operations (“other investments”).

All investments are stated in the balance sheet at their fair value.

Changes in fair value of pre-funding investments, together with all income generated from such investments including interest income, exchange gains or losses, gains or losses arising from transactions in derivative financial instruments for hedging against foreign currency investments and gains or losses arising from the disposal of such investments, are capitalized as construction in progress or deferred expenditure, as appropriate.

Changes in fair value of other investments are recognized in the investment revaluation reserve until the investment is sold, collected or otherwise disposed of or until there is objective evidence that the investment is impaired, at which time the relevant cumulative gain or loss is transferred from investment revaluation reserve to the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Profits or losses on disposal of other investments are accounted for in the income statement as they arise. The profit or loss includes any amount previously held in the investment revaluation reserve in respect of these investments.

(n)	Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i)	Passenger and freight services

•	When the services are provided.

(ii)	Rental and license income

•	Rental income receivable under operating leases is recognized in the income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payment receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iii)	Interest income

•	Interest income from dated debt securities, as it accrues adjusted by the amortization of the premium or discount on acquisition so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity.

•	Interest income from bank deposits, on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv)	Other income

•	Once the related services or goods are delivered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(o)	Lease out and lease back transactions

A series of lease out and lease back transactions with third parties is linked and accounted for as one arrangement when the overall economic effect cannot be understood without reference to the series of transactions as a whole and when the series of transactions is closely interrelated, negotiated as a single arrangement and takes place concurrently or in a continued sequence.

The primary purpose of such arrangements is to achieve a particular tax result for the third parties in return for a fee received by the Group. The arrangements do not, in substance, involve a lease under the Statement of Standard Accounting Practice (“SSAP”) 14 (Leases) since the Group retains all the risks and rewards incident to the ownership of the underlying assets and enjoys substantially the same rights to their use as before the transactions. The transactions are, therefore, not accounted for as leases. Where commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits, those commitments and deposits are not recognized as obligations and assets of the Group. In the case where the Group’s commitments and deposits meet the definition of a liability and an asset, such commitments and deposits are recognized as obligations and assets in the balance sheet. The income and expenses arising from the arrangements are accounted for on a net basis in order to reflect the overall commercial effect of the transactions. The net amounts are accounted for as deferred income and are amortized over the applicable lease terms of the transactions.

(p)	Stores and spares

Stores and spares are valued at cost of purchase on a weighted average basis. Obsolete stores and spares are written off to the income statement. When stores and spares are consumed, the carrying amount of those stores and spares is recognized as an expense in the year in which the consumption occurs.

(q)	Borrowing costs and finance income

Borrowing costs incurred on borrowings during the year are dealt with in the income statement except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

Borrowing costs include interest on borrowings; amortization of discounts relating to borrowings; amortization of ancillary costs incurred in connection with the arrangement of borrowings, gains or losses arising from transactions in derivative financial instruments for hedging against foreign currency borrowings and exchange differences arising from foreign currency borrowings. Exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs.

Investment income includes interest income, gains or losses arising from transactions in derivative financial instruments for hedging against foreign currency investments, gains or losses on disposals of investments and exchange differences arising from investments.

Finance income earned on the temporary investment of the equity injection received and borrowings obtained specifically for the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use prior to the date of expenditure for such purpose is credited to construction in progress or deferred expenditure, as appropriate.

(r)	Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market exchange rates ruling at the balance sheet date. Forward foreign exchange contracts, swaps and options used as a hedge against foreign currency investments and liabilities are revalued at the balance sheet date at the exchange rates ruling at that date. Gains and losses on currency hedging transactions are used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency investments and liabilities. Differences arising on foreign currency translation and revaluation of forward exchange contracts, swaps and options are dealt with in the income statement except that they are capitalized to the extent as discussed in note 2(q).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(s)	Income tax

(i)	Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly to equity, in which case they are recognized in equity.

(ii)	Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

(iii)	Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits.

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

(iv)	Current and deferred tax assets and liabilities are offset if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(t)	Provisions and contingent liabilities

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

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

2	Significant accounting policies (continued)

(u)	Employee benefits

Obligations for contributions to the defined contribution scheme operated by the Group and to the Mandatory Provident Fund as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as an expense in the income statement as incurred, except to the extent that they are capitalized as part of the costs of construction in progress, deferred expenditure and properties under development.

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

For the purposes of the consolidated cash flow statement, cash equivalents would also include bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management but exclude bank deposits with more than three months of maturity when placed.

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

(y)	Translation of 2004 consolidated financial statements to United States Dollars

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2004 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars has been made at the rate of US$1.00 to HK$7.7723, which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

3	Change in accounting policies

In August 2002 the Hong Kong Institute of Certified Public Accountants issued a revised Statement of Standard Accounting Practice (“SSAP”) 12, Income taxes, which sets out a revised method for the recognition of and accounting for deferred tax and additional disclosure requirements for income tax and deferred tax. SSAP 12 (revised) is applicable for accounting periods beginning on or after January 1, 2003. The Group has adopted the provisions of SSAP 12 (revised) with effect from January 1, 2003. In adopting the provisions of SSAP 12 (revised) the Group has recalculated deferred tax relating to prior years which would have been recognized in prior years under the new accounting policy in order to comply with SSAP 12 (revised) and has restated the figures relating to prior years accordingly, as set out below.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, to the extent that it was probable that a liability would crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt. With effect from January 1, 2003, in order to comply with SSAP 12 (revised), the Group adopted a new policy for deferred tax as set out in note 2(s). One of the significant changes introduced by SSAP 12 (revised) is that all deferred tax liabilities must be provided for irrespective of whether a liability will crystallize or not in the foreseeable future. As required by SSAP 2, Net profit or loss for the period, fundamental errors and changes in accounting policies, a change in accounting policy should be applied retrospectively unless the amount of any resulting adjustment that relates to prior periods is not reasonably determinable or is immaterial. The effects of adopting SSAP 12 (revised) are set out as follows:

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2004
	HK$	HK$	HK$	US$
	(in millions)
Balance Sheet
- Increase in deferred tax liabilities	2,604	3,131	—	—
- Decrease in retained profits	(2,604)	(3,131)	—	—

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Income statement
- Increase in income tax	451	527	—	—

Retained profits at January 1, 2002 have decreased by HK$2,153 million as a result of the retrospective application of SSAP 12 (revised).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

4	Revenue, operating costs and operating profit before net finance income/(expenses)

(a)	Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts of revenue recognized in revenue by principal activities during the year are as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Passenger services	4,127	3,745	4,213	542
Freight services	86	74	68	9
Property services	617	607	695	89

	4,830	4,426	4,976	640

(b)	Operating costs comprise the following:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Staff costs
- Gross amount including retirement costs of HK$138 million (US$18 million) (2003: HK$137 million; 2002: HK$129 million)	2,140	2,262	2,156	277
- Amount capitalized including retirement costs of HK$17 million (US$2 million) (2003: HK$29 million; 2002: HK$19 million)	(914)	(1,061)	(692)	(89)

	1,226	1,201	1,464	188
Electricity and fuel	262	271	456	59
Stores and spares consumed	110	115	158	20
General supplies	23	34	32	4
Repairs and maintenance	144	133	181	23
Government rent and rates	75	64	68	9
Octopus cards usage fees	30	29	33	4
Cost of services acquired	111	105	144	19
Property ownership and management expenses	44	56	63	8
Others	146	121	208	27

	2,171	2,129	2,807	361

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

4	Revenue, operating costs and operating profit before net finance income/(expenses) (continued)

(c)	Depreciation comprises the following:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Depreciation
- assets held for use under operating leases	17	17	16	2
- other assets	711	735	1,622	209
- depreciation charged capitalized	(3)	(4)	(6)	(1)

	725	748	1,632	210

(d)	Operating profit before net investment income is arrived at after charging:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Fixed assets written off on disposal	27	9	24	3
Auditors’ remuneration
- Audit services	3	4	4	1
- Tax compliance services	1	1	1	—
- Other services (2003: net of HK$5 million (US$1 million) and 2002: HK$ nil deferred)	1	—	—	—
Operating lease charges (minimum lease payments)
- Hire of plant and machinery	18	21	29	4
- Rental of property	11	14	13	2
Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board	38	42	36	5

and after crediting:
Rentals receivable from operating leases less direct outgoings of HK$17 million (US$2 million) (2003: HK$13 million; 2002: HK$12 million) (including contingent rentals of HK$29 million (US$4 million) (2003: HK$20 million; 2002: HK$26 million))	449	449	499	64
Rentals receivable from investment properties less direct outgoings of HK$18 million (US$2 million) (2003: HK$16 million; 2002: HK$21 million)	71	68	62	8

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

4	Revenue, operating costs and operating profit before net finance income/(expenses) (continued)

(e)	Fees for Members of the Managing Board including the Chairman but excluding the Chief Executive Officer are shown below:

	2003	2004	2004
	HK$	HK$	US$
	(in thousands)
Chairman
Mr Michael P S Tien	220	220	29

Members
Mr Vincent H C Cheng *	110	96	12
Mr Edmund T C Lau **	4	—	—
Dr Sarah S T Liao in the capacity of Secretary for the Environment, Transport and Works	110	110	14
Mr Vincent W S Lo	110	110	14
Mr Frederick S H Ma in the capacity of Secretary for Financial Services and the Treasury	110	110	14
Mr L S Ng ***	—	14	2
Mr Patrick B Paul	110	110	14
The Honourable Abraham L H Shek ****	—	101	13
Mr Victor H W So #	106	9	1
Mr M Y Wan	110	110	14
Mr Patrick S C Wang ##	110	9	1
Professor Richard Y C Wong ##	—	101	13

	1,100	1,100	141

*	Mr Vincent H C Cheng resigned on November 15, 2004.
**	Mr Edmund T C Lau resigned on January 14, 2003.
***	Mr L S Ng was appointed on November 16, 2004.
****	The Honourable Abraham L H Shek was appointed on February 1, 2004.
#	Mr Victor H W So resigned on January 31, 2004.
##	Mr Patrick S C Wang resigned on January 31, 2004.
###	Professor Richard Y C Wong was appointed on February 1, 2004.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

4	Revenue, operating costs and operating profit before net finance income/(expenses) (continued)

(f)	Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board include salaries, retirement benefit scheme contributions, allowances, benefits-in-kind and accruals for gratuities and annual leave entitlements. Details are shown below:

	2004 HK$ million			2003 HK$ million
	Base pay, allowances, retirement benefit scheme contributions, gratuities and benefits-in-kind	Variable remuneration	Total	Base pay, allowances, retirement benefit scheme contributions, gratuities and benefits-in-kind total
Mr Samuel M H Lai * (Acting Chief Executive Officer)	4.89	0.51	5.40	5.11
Mr K K Lee * (Senior Director-Capital Projects)	3.83	0.40	4.23	4.16
Mr Y T Li * (Senior Director-Transport)	3.91	0.37	4.28	3.81
Mr Ian M Thoms * (Director-West Rail)	3.49	0.39	3.88	4.05
Mr Daniel C Lam * (Director-Property)	3.72	0.41	4.13	4.10
Mr Lawrence C P Li ** (Director-Finance)	2.80	—	2.80	—
Mrs Mimi Cunningham * @ (Director-Human Resource)	2.18	0.38	2.56	—
Mr K Y Yeung # (Chief Executive Officer)	—	—	—	6.47
Mr James Blake # (Senior Director-Capital Projects)	—	—	—	5.27
Mr Jonathan H G Yu ## (Director-Operations)	6.12	—	6.12	4.00
Mr Kenneth K S Leung ### (Director-New Railway Projects)	2.03	—	2.03	3.96

	32.97	2.46	35.43	40.93

*	Effective from July 1, 2004, a portion of total remuneration was converted to variable remuneration related to performance. The 2004 emoluments of individual Executive Director were higher or lower than those of 2003 mainly due to the variable remuneration, a general 0.2% increase in remuneration, an additional special allowance for acting responsibility applicable to some Executive Directors and an increase or a decrease in accruals for annual leave.
**	Mr Lawrence C P Li assumed his post with effect from January 2004.
@	Mrs Mimi Cunningham assumed her post with effect from May 2004.
#	Mr K Y Yeung and Mr James Blake retired on January 1, 2004.
##	Mr Jonathan H G Yu’s remuneration includes a contractual payment totaling $1.2 million and an end-of-service payment of $0.9 million. He left the Corporation on January 3, 2005.
###	Mr Kenneth K S Leung retired on July 1, 2004.

The above includes the remuneration of the five highest paid employees.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

5	Net finance income / (expenses)

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Investment income
Interest income from deposits with banks	91	50	48	6
Interest income from investments	1,301	510	166	21
Interest income on loan receivable	—	3	53	7
Interest income from loan to subsidiary	139	211	241	31
Interest income on other receivables	148	—	—	—
Net income from derivative financial instruments	—	143	95	12
Net exchange gain	—	—	15	2
Net realized loss on redemption and disposal of non-trading securities	(55)	(60)	(67)	(8)

	1,624	857	551	71
* Less: Amount capitalized	(975)	(435)	(173)	(22)

	649	422	378	49

Borrowing costs
Interest expense on lease payable	—	3	52	7
Interest expenses on other loans	1,279	1,355	1,384	178
Net expenses from derivative instruments	(90)	—	—	—
Other borrowing costs	17	37	20	3
Net exchange loss	3	28	—	—

	1,209	1,423	1,456	188
# Less: Amount capitalized	(1,178)	(1,354)	(1,037)	(134)

	31	69	419	54

Net finance income / (expenses)	618	353	(41)	(5)

*	Interest income capitalized was earned at rates ranging between 1.37% (2003: 2.20%) and 2.54% (2003: 4.04%) per annum.
#	Interest expenses capitalized were charged at rates ranging between 6.02% (2003: 6.10%) and 6.88% (2003: 6.75%) per annum.

6	Income tax

(a)	Income tax in the consolidated income statement represents:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Current tax
Provision for Hong Kong profits tax at 17.5% (2003: 17.5% and 2002: 16%) of the estimated assessable profits for the year	1	1	1	—

Deferred tax
Origination and reversal of temporary differences	451	283	81	11
Effect of increase in tax rate on deferred tax balances at January, 1	—	244	—	—

	451	527	81	11

Share of associate’s deferred tax	—	1	1	—

	452	529	83	11

In March 2003, the Government announced an increase in the Hong Kong profits tax rate from 16% to 17.5%. This increase is taken into account in the preparation of the Group’s 2003 financial statements. Accordingly, the provision for Hong Kong profits tax for 2003 is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

6	Income tax (continued)

The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has accumulated tax losses carried forward of approximately HK$7,100 million (US$914 million) at December 31, 2004 (2003: approximately HK$3,800 million; 2002: HK$2,600 million) which are available to set off against future assessable profits.

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Profit before taxation	2,662	1,910	512	66

Tax on accounting profit before tax	426	334	90	12
Tax effect of non-deductible expenses	13	(39)	30	4
Tax effect of non-taxable revenue	13	(10)	(37)	(5)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	—	244	—	—

Actual tax expense	452	529	83	11

(c)	Current tax in the balance sheet represents:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	—
Provisional profits tax paid	(1)	(1)	—

	—	—	—

(d)	Deferred tax assets and liabilities of the Group recognized:

The components of deferred tax (assets) / liabilities of the Group recognized in the Group’s balance sheet and the movements during the year are as follows:

	Future benefit of tax losses	Depreciation allowances in excess of the related depreciation	Total	Total
	HK$	HK$	HK$	US$
	(in millions)
At January 1, 2003	(412)	3,016	2,604	335

Charged / (credited) to the consolidated income statement	(253)	780	527	68

At December 31, 2003	(665)	3,796	3,131	403

At January 1, 2004	(665)	3,796	3,131	403

Charged / (credited) to the consolidated income statement	(585)	666	81	10

At December 31, 2004	(1,250)	4,462	3,212	413

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

6	Income tax (continued)

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Deferred tax assets likely to be recovered after more than 12 months	(665)	(1,250)	(161)
Deferred tax liabilities likely to be settled after more than 12 months	3,796	4,462	574

	3,131	3,212	413

7	Profit after taxation

Of the consolidated profit after taxation, HK$418 million (US$54 million) (2003: HK$1,376 million; 2002: HK$2,193 million) has been dealt with in the financial statements of the Corporation.

8	Proposed dividend

		2002	2003	2004	2004
		HK$	HK$	HK$	US$
		(in millions)
(a)	Dividends attributable to the year:
	Final dividend proposed after the balance sheet date of HK$439.67 (US$56.57) per share (2003 and 2002: HK$1,584.87 per share)	620	620	172	22

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date, but has been included in the balance sheet as a separate component of equity.

		2002	2003	2004	2004
		HK$	HK$	HK$	US$
		(in millions)
(b)	Dividends attributable to the previous financial year, approved and paid during the year:
	Final dividend in respect of the previous financial year, approved and paid during the year, of HK$1,584.87 (US$203.91) per share (2003: HK$1,584.87 per share and 2002: HK$ nil per share)	—	620	620	79

9	Segmental reporting

Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. According to SSAP 26 (Segment reporting), a business segment is a distinguishable component of an enterprise that is engaged for providing an individual product or service and is subject to risks and returns different from other business segments. In determining the nature of risks and returns, SSAP 26 states that an enterprise’s internal organisational and management structure and its system of internal financial reporting form the basis for identifying the predominant source and nature of risks and returns facing the enterprise.

In December 2003, East Rail Division and West Rail/Light Rail Division were combined to form a single Transport Division to allow management more flexibility in the deployment of resources and enable the Corporation to achieve synergy and savings, particularly for those services common to both railway networks, such as maintenance. The Transport Division manages all the transport services including East Rail, Light Rail, West Rail and Freight. Since December 2003, most of the costs are common to various railway services including East Rail, Light Rail, West Rail and Freight.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

9	Segmental reporting (continued)

Consistent with the internal organizational and management structure of the Corporation, a transport services segment has been created in place of East Rail, Light Rail, West Rail and Freight and the figures for 2003 have been restated for comparison purposes.

No geographical segment information is shown as virtually all of the turnover and operating profit is derived from activities in Hong Kong.

2004

Operating results

	Transport Services	Property	Consolidated Total	Total
	HK$	HK$	HK$	US$
	(in millions)
Revenue	4,281	695	4,976	640
Segment operating costs before depreciation	(2,450)	(128)	(2,578)	(332)
Inter-segment charges (1)	35	(35)	—	—

Segment result before depreciation	1,866	532	2,398	308
Depreciation	(1,581)	(29)	(1,610)	(207)

Segment result	285	503	788	101

Unallocated corporate expenses and depreciation			(251)	(32)

Operating profit before net finance expenses			537	69
Net finance expenses			(41)	(5)
Share of profit of associate			16	2
Income tax			(83)	(11)

Profit after taxation			429	55

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities

	Transport Services	Property	Consolidated Total	Total
	HK$	HK$	HK$	US$
	(in millions)
Segment assets	66,576	1,682	68,258	8,782
Properties under development	—	1,892	1,892	244
Interest in associate	—	—	57	7
Railways under construction @	—	—	7,981	1,027
Unallocated assets #	—	—	13,244	1,704

	66,576	3,574	91,432	11,764

Segment liabilities	367	636	1,003	129
Deferred income	584	124	708	91
Unallocated liabilities *	—	—	29,574	3,805

	951	760	31,285	4,025

@	Comprising construction costs of Lok Ma Chau (HK$6,519 million (US$839 million)) and planning and design costs of Sha Tin to Central Link, Kowloon Southern Link and Northern Link (HK$1,462 million (US$188 million)).
#	Comprising construction in progress for Corporate (HK$46 million (US$6 million)), Corporate assets (HK$363 million (US$47 million)), investments (HK$4,323 million (US$556 million)), loan receivable (HK$733 million (US$95 million)), loan to subsidiary (HK$3,576 million (US$460 million)), interest receivable (HK$49 million (US$6 million)), other receivables (HK$623 million (US$80 million)) and cash and cash equivalents (HK$3,531 million (US$454 million)).
*	Comprising interest-bearing borrowings (HK$19,748 million (US$2,541 million)), interest payable (HK$485 million (US$62 million)), accrued charges and provisions for capital projects (HK$3,875 million (US$499 million)), lease payable (HK$717 million (US$92 million)), other payables (HK$1,537 million (US$198 million)) and deferred tax liabilities ($3,212 million (US$413 million)).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

9	Segmental reporting (continued)

Other information

	Transport Services	Property	Consolidated Total	Total
	HK$	HK$	HK$	US$
	(in millions)
Capital expenditure
– Existing businesses	6,675	61	6,736	867
– Railways under construction	—	—	2,278	293
– Unallocated capital expenditure	—	—	8	1

	6,675	61	9,022	1,161

2003

Operating results

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Revenue	3,819	607	4,426
Segment operating costs before depreciation	(1,779)	(121)	(1,900)
Inter-segment charges (1)	21	(21)	—

Segment result before depreciation	2,061	465	2,526
Depreciation	(698)	(24)	(722)

Segment result	1,363	441	1,804

Unallocated corporate expenses and depreciation			(255)

Operating profit before net finance income			1,549
Net finance income			353
Share of profit of associate			8
Income tax			(529)

Profit after taxation			1,381

(1) Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Segment assets	51,279	1,462	52,741
Properties under development	—	1,448	1,448
Interest in associate	—	—	42
Railways under construction @	—	—	14,991
Unallocated assets #	—	—	19,982

	51,279	2,910	89,204

Segment liabilities	1,499	529	2,028
Deferred income	629	114	743
Unallocated liabilities *	—	—	26,228

	2,128	643	28,999

@	Comprising construction costs of East Rail Extensions (HK$14,091 million) and planning and design costs of the Sha Tin to Central Link and Kowloon Southern Link (HK$900 million).
#	Comprising construction in progress for Corporate (HK$12 million), Corporate assets (HK$471 million), investments (HK$12,244 million), loan receivable (HK$774 million), loan to subsidiary (HK$3,232 million), interest receivable (HK$63 million), other receivables (HK$509 million) and cash and cash equivalents (HK$2,677 million).
*	Comprising interest-bearing borrowings (HK$20,013 million), interest payable (HK$474 million), accrued charges and provisions for capital projects (HK$896 million), lease payable (HK$758 million), other payables (HK$956 million) and deferred tax liabilities (HK$3,131 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

9	Segmental reporting (continued)

Other information

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Capital expenditure
– Existing businesses	5,744	70	5,814
– Railways under construction	—	—	5,290
– Unallocated capital expenditure	—	—	18

	5,744	70	11,122

2002
Operating results

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Revenue	4,213	617	4,830
Segment operating costs before depreciation	(1,807)	(112)	(1,919)
Inter-segment charges (1)	22	(22)	—

Segment result before depreciation	2,428	483	2,911
Depreciation	(671)	(28)	(699)

Segment result	1,757	455	2,212

Unallocated corporate expenses and depreciation			(278)

Operating profit before net finance income			1,934
Net finance income			618
Profit on property development			94
Share of profit of associate			16
Income tax			(452)

Profit after taxation			2,210

(1) Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Segment assets	45,855	1,427	47,282
Properties under development	—	1,153	1,153
Interest in associate	—	—	35
Unallocated assets #	—	—	37,638

	45,855	2,580	86,108

Segment liabilities	2,318	631	2,949
Deferred income	330	104	434
Unallocated liabilities *	—	—	23,213

	2,648	735	26,596

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

9	Segmental reporting (continued)

#	Comprising construction in progress for East Rail Extensions (HK$8,850 million) and Corporate (HK$15 million), deferred expenditure for other proposed railway projects (HK$156 million), Corporate assets (HK$468 million), investments in securities (HK$19,165 million), loan to subsidiary (HK$2,048 million), interest receivable (HK$299 million), other receivables (HK$1,109 million) and cash and cash equivalents (HK$5,528 million).
*	Comprising interest-bearing borrowings (HK$17,753 million), interest payable (HK$443 million), accrued charges and provisions for capital projects (HK$1,506 million), other payables (HK$907 million) and deferred tax liabilities (HK$2,604 million).

Other information

	Transport Services	Property	Consolidated Total
	HK$	HK$	HK$
	(in millions)
Capital expenditure
– Existing businesses	7,798	63	7,861
– Railways under construction	—	—	4,318
– Unallocated capital expenditure	—	—	129

	7,798	63	12,308

10	Fixed assets

Fixed assets comprise:

	Investment properties	Leasehold land and permanent way	Tunnels, bridges and roads	Buildings	Rolling stock	Other equipment	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Cost or valuation:
At January 1, 2004	878	9,540	10,815	20,297	8,055	8,997	58,582	7,537
Reclassification	—	(2,326)	2,121	233	—	(28)	—	—
Transfer from construction in progress	—	865	3,471	7,172	1,219	2,123	14,850	1,911
Additions	—	1,046	299	1,159	8	87	2,599	334
Disposals	—	(7)	—	(3)	—	(90)	(100)	(13)
Surplus on revaluation	148	—	—	—	—	—	148	19

At December 31, 2004	1,026	9,118	16,706	28,858	9,282	11,089	76,079	9,788

Accumulated depreciation:
At January 1, 2004	—	195	90	970	2,005	3,465	6,725	865
Reclassification	—	(14)	21	—	—	(7)	—	—
Charge for the year	—	141	124	448	239	686	1,638	211
Written back on disposal	—	—	—	(1)	—	(75)	(76)	(10)

At December 31, 2004	—	322	235	1,417	2,244	4,069	8,287	1,066

Net book value:
At December 31, 2004	1,026	8,796	16,471	27,441	7,038	7,020	67,792	8,722

At December 31, 2003	878	9,345	10,725	19,327	6,050	5,532	51,857	6,672

(a)	Permanent way principally comprises the initial costs of rail tracks and sleepers, a portion of the initial cost of ballast and subsequent expenditure on major ballast replacement programs.

(b)	Other equipment comprises lifts and escalators, telecommunication and signaling systems, machinery, furniture and fixtures, motor vehicles, computer and office equipment.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

10	Fixed assets (continued)

(c)	The Group’s leasehold land with a net book value of HK$5,663 million (US$729 million) (2003: HK$4,449 million) and HK$28 million (US$4 million) (2003:HK$29 million) is held in Hong Kong under medium term and long-term leases respectively.

(d)	The Group leases out investment properties and certain properties which are either used in or ancillary to the Group’s rail business, under operating leases. The leases typically run for an initial period of two to five years, with an option to renew the lease after that date at which time all terms are re-negotiated. The leases may include additional rentals based on sales revenue of the tenants in excess of the basic rentals.

(e)	The Group’s investment properties, held in Hong Kong under long-term leases, were valued at December 31, 2004 by an independent firm of surveyors, Knight Frank, which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors, on the basis of capitalization of the net income with due allowance for reversionary income potential. The revaluation surplus of HK$148 million (US$19 million) (2003: deficit of HK$17 million) has been transferred to the investment property revaluation reserve (see note 31).

(f)	Other than investment properties, included in fixed assets are assets held for use under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross carrying amount	Related accumulated depreciation	Gross carrying amount	Related accumulated depreciation	Gross carrying amount	Related accumulated depreciation
		2003		2004	2004	2004
	HK$	HK$	HK$	HK$	US$	US$
	(in millions)
Goods yard at Hung Hom Bay	131	12	85	9	11	1
Hung Hom Station Car Park	55	22	55	22	7	3
Offices at Hung Hom Station	21	5	21	6	3	1
Offices at Hung Hom freight building	8	1	6	1	1	—
Citylink Plaza at Sha Tin Station	104	58	104	60	13	8
Goods yard at Mongkok Station	45	5	45	6	6	1
Shops at stations	545	52	672	59	87	7
Mobile phone coverage system	70	31	87	37	11	5
Trackside Villas	19	3	19	4	2	—

	998	189	1,094	204	141	26

Although these properties are leased to tenants, they are either used in or are ancillary to the Group’s rail business and are not held for their investment potential and are, accordingly, not classified as investment properties.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

10	Fixed assets (continued)

(g)	The Group’s total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	596	659	85
After 1 year but within 5 years	1,171	914	118
After 5 years	108	41	5

	1,875	1,614	208

(h)	The Group has entered into a number of individually structured transactions or arrangements with unrelated parties to lease out and lease back assets which include rolling stock, signaling equipment, revenue collection equipment and railway infrastructure. Under each arrangement, the Group has leased the assets to an overseas investor, who has prepaid all the rentals in relation to a lease agreement. Simultaneously, the Group has leased the assets back from the overseas investor and will pay the rentals on a semi-annual or annual basis in accordance with a pre-determined payment schedule. The Group has an option to purchase the overseas investor’s leasehold interest in the assets at a pre-determined date for a fixed or agreed amount. Part of the rental prepayments received from the overseas investor has been placed in deposits or invested in debt securities, or loaned to an unrelated party, the repayments of which will be sufficient to meet the Group’s rental obligations and the amount payable for exercising the purchase option under the lease agreement. As long as the Group complies with the requirements of the lease agreements, the Group will continue to be entitled to quiet enjoyment of and continued possession, use or operation of the assets. The arrangements have been entered with investors in the United States and the United Kingdom.

As at December 31, 2004, a portion of the Group’s assets with a total original cost of HK$11,819 million (US$1,521 million) (2003: HK$11,836 million) and net book value of HK$7,913 million (US$1,018 million) (2003: HK$8,300 million) is covered by nine arrangements. Six arrangements involve rolling stock, with basic lease terms of 15 to 28 years. Two arrangements, one involving signaling equipment and the other involving the revenue collection system, have a basic lease term of 15 years. The remaining arrangement involving railway infrastructure has basic lease terms of between 24 years and 27 years. Since the Group retains the risks and rewards incident to ownership of the underlying assets in respect of each arrangement and enjoys substantially the same rights to their use as before the arrangements, no adjustment has been made to fixed assets. As a result of the nine arrangements, the Group has received cash of HK$13,410 million (US$1,725 million) (2003: HK$13,410 million) and, assuming exercise of the purchase option in each arrangement, will be obligated to make long-term lease payments with a total estimated net present value of HK$12,681 million (US$1,632 million) (2003: HK$12,681 million), which obligations are expected to be funded with the proceeds of existing deposits and investments totalling HK$11,964 million (US$1,539 million) (2003: HK$11,923 million).

The total net amounts of cash received by the Group from the arrangements have been recorded as deferred income and are being amortized to the income statement over the applicable lease terms of the arrangements. The total amount of HK$39 million (US$5 million) (2003: HK$23 million) recognized for the year has been included in turnover in the income statement.

(i)	Included in additions are amounts paid and payable to the Government by the Group in respect of the following:

(i)	HK$9 million (US$1 million) (2003: HK$51 million) for the lease of land required for construction sites for the West Rail project. The land does not have a measurable value as it cannot be assigned and can only be used by the Group and/or its contractors.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

10	Fixed assets (continued)

(ii)	HK$37 million (US$5 million) (2003: HK$40 million) for land resumption work on the West Rail project undertaken by the Government on behalf of the Group.

(iii)	HK$958 million (US$123 million) (2003: HK$181 million) for compensation in respect of resumed land in respect of the West Rail project paid and payable by the Government on behalf of the Group. The Group is obligated to reimburse such sums to the Government.

11	Construction in progress

(a)	Construction in progress comprises:

	Balance as at January 1, 2004	Costs incurred during the year	Transfer to fixed assets	Balance as at December 31, 2004	Balance as at December 31, 2004
	HK$	HK$	HK$	HK$	US$
	(in millions)
East Rail Extensions
Building and other civil works	8,473	2,507	(7,456)	3,524	454
Rolling stock	135	821	(931)	25	3
Plant and equipment	1,541	967	(2,080)	428	55
Consultants’ fee	1,380	255	(1,259)	376	48
Land and related costs	715	396	(509)	602	78
Overheads
- Staff costs and other expenses	1,366	411	(1,289)	488	63
- On-cost recovery	(299)	(58)	336	(21)	(3)

	13,311	5,299	(13,188)	5,422	698
Net finance expenses	780	859	(542)	1,097	141

	14,091	6,158	(13,730)	6,519	839

Other assets under construction
Buildings and other civil works	463	199	(523)	139	18
Rolling stock	161	23	(181)	3	1
Other equipment	314	230	(216)	328	42
Overheads	72	130	(200)	2	—

	1,010	582	(1,120)	472	61

	15,101	6,740	(14,850)	6,991	900

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

11	Construction in progress (continued)

(b)	East Rail Extensions

(i) Included in land and related costs incurred during the year are amounts paid and payable to the Government by the Group in respect of the following:

•	HK$42 million (US$5 million) (2003: HK$52 million) for the lease of land required for construction sites for the East Rail Extensions project. The land does not have a measurable value as it cannot be assigned and can only be used by the Group and/or its contractors.

•	HK$190 million (US$24 million) (2003: HK$170 million) for land resumption work undertaken by the Government and compensation in respect of resumed land paid and payable by the Government on behalf of the Group in respect of the East Rail Extensions project. The Group is obligated to reimburse such sums to the Government.

(ii)	Included in on-cost recovery credited during the year is an amount of HK$48 million (US$6 million) (2003: HK$52 million) received and receivable from the Government for certain essential public infrastructure works and other works along the route of East Rail Extensions undertaken by the Group on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

Other assets under construction

Included in other assets under construction credited during the year are on-cost recoveries received and receivable in respect of the following:

•	HK$11 million (US$1 million) (2003: HK$39 million) from the Government for certain essential public infrastructure works and other works along the West Rail, Phase I route undertaken by the Group on its behalf pursuant to the entrustment agreements in respect of such entrustment works.

•	HK$16 million (US$2 million) (2003: HK$35 million) from the subsidiary, West Rail Property Development Limited, for property development along the West Rail, Phase I route as governed by the Shareholding Agreement between the Group and the Government (see note 17).

12	Deferred expenditure

Deferred expenditure comprises:

	Balance as at January 1, 2004	Expenditure during the year	Net finance expenses	Balance as at December 31, 2004	Balance as at December 31, 2004
	HK$	HK$	HK$	HK$	US$
	(in millions)
Sha Tin to Central Link	731	437	11	1,179	152
Kowloon Southern Link	169	107	3	279	36
Northern Link	—	4	—	4	—

	900	548	14	1,462	188

Included in expenditure incurred during the year are amounts paid and payable to the Government by the Group in respect of the following:

•	HK$3 million (US$ nil) (2003: HK$5 million ) for land resumption work on the Sha Tin to Central Link project undertaken by the Government on behalf of the Group.

•	HK$5 million (US$1 million) (2003: HK$2 million) for land resumption work on the Kowloon Southern Link project undertaken by the Government on behalf of the Group.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

13	Properties under development

Properties under development held in Hong Kong under long-term leases comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Balance as at January 1,	1,153	1,448	186
Expenditure during the year	314	444	58
Transfer from deferred income	(19)	—	—

Balance as at December 31,	1,448	1,892	244

The balance of expenditure on properties under development is mainly related to the development sites at Che Kung Temple Station, Tai Wai Maintenance Centre, Tai Wai Station and Wu Kai Sha Station. To strengthen the measures for stabilization of property prices, the Secretary for Housing, Planning and Lands announced on October 15, 2003 that the Government and the Group had agreed not to invite expression of interests for the four property development projects along the Ma On Shan Rail before 2005, and the first phase of these projects would not be completed earlier than 2008.

14	Investment in subsidiaries

Details of the subsidiaries are as follows:

Name of company	Place of incorporation and operation	Number of issued and fully paid shares**	Par value of shares		Percentage of shares held by the Corporation		Percentage of shares held by subsidiary	Nature of business
Manlai Court Property Management Company Limited	Hong Kong	25,500‘A’ 24,500‘B’	HK$ HK$	1 1	100 Nil	%	Nil Nil	Property management

Sun Tuen Mun Centre Management Company Limited	Hong Kong	25,000‘A’ 25,000‘B’	HK$ HK$	1 1	100 100	% %	Nil Nil	Property management

Royal Ascot Management Company Limited	Hong Kong	25,000‘A’ 25,000‘B’	HK$ HK$	1 1	100 100	% %	Nil Nil	Property management

Hanford Garden Property Management Company Limited	Hong Kong	10,000	HK$	1	100%		Nil	Property management

Pierhead Garden Management Company Limited	Hong Kong	25,000‘A’ 25,000‘B’	HK$ HK$	1 1	100 Nil	%	Nil 100%	Property management

The Metropolis Management Company Limited	Hong Kong	25,500‘A’ 24,500‘B’	HK$ HK$	1 1	100 Nil	%	Nil Nil	Property management

Capital System Limited	Hong Kong	5,000	HK$	1	100%		Nil	Investment holding

Buoyant Asset Limited	Hong Kong	100	HK$	10	100%		Nil	Rolling stock leasing facilitation

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

14	Investment in subsidiaries (continued)

Name of company	Place of incorporation and operation	Number of issued and fully paid shares**	Par value of shares		Percentage of shares held by the Corporation	Percentage of shares held by subsidiary	Nature of business
Advanced Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Signaling system leasing facilitation

Quality Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Signaling system leasing facilitation

Kasey Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Circuit Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Shining Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Revenue collection system leasing facilitation

Fluent Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Kudos Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Unique Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Rolling stock leasing facilitation

Bowman Asset Limited	Cayman Islands	1,000	US$	1	100%	Nil	Railway infrastructure leasing facilitation

Statesman Asset Limited	Cayman Islands	1,000	US$	1	100%	Nil	Railway infrastructure leasing facilitation

Interwind Asset Limited	Hong Kong	100	HK$	10	100%	Nil	Railway equipment leasing facilitation

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

14	Investment in subsidiaries (continued)

Name of company	Place of incorporation and operation	Number of issued and fully paid shares**	Par value of shares		Percentage of shares held by the Corporation		Percentage of shares held by subsidiary	Nature of business
V-Connect Limited	Hong Kong	100	HK$	10	100%		Nil	Mobile communication system operation

*West Rail Property Development Limited	Hong Kong	51‘A’ 49‘B’	HK$ HK$	10 10	100 Nil	%	Nil Nil	Property development

*Kam Sheung Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Kwai Fong Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Long Ping Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Long Ping South Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Nam Cheong Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Pat Heung Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Tin Shui Wai Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Tsuen Wan West Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Tuen Mun Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*Yuen Long Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

* Tsuen Wan West Cityside Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

* Tsuen Wan West TW6 Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

* Tsuen Wan West TW7 Property Development Limited	Hong Kong	100	HK$	10	Nil		100%	Property development

*	These subsidiaries are held by the Corporation for the sole purpose of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government and their financial statements are excluded from consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of, other than the amount of capital provided, these subsidiaries.
**	All the issued and fully paid shares of the subsidiaries are ordinary shares.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

15	Interest in associate

The interest in associate is as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Unlisted shares, at cost	—	—	—
Share of net assets	42	57	7

	42	57	7

Details of the associate, which is incorporated and operates in Hong Kong are as follows:

Name of company	Number of issued and fully paid shares	Par value of shares	Percentage of shares held	Nature of business
Octopus Cards Limited	42,000,000 ordinary	HK$1	22.1%	Development and operation of the Octopus cards system

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

During the year, the Group made payments to Octopus Cards Limited amounting to HK$33 million (US$4 million) (2003: HK$29 million) in respect of fees for the use of the Octopus cards system. These payments were made based on the fare revenue generated from Octopus cards. No other charges were made or incurred by the Group in respect of the administration of the Octopus cards system. The Group received HK$8 million (US$1 million) (2003: HK$7 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.

16	Loan receivable

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Loan receivable	774	733	95

Under one of those lease arrangements entered into by the Group referred to in note 10(h), the future lease payments are funded by the interest earned on the loan receivable and the repayment of the loan receivable made by the Group to an unrelated party. The interest rate on the loan receivable is predetermined.

The loan receivable is scheduled to be repaid by instalments over the duration of the lease arrangement until its expiry in 2018, as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	42	31	4
After 1 year	732	702	91

	774	733	95

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

17	Loan to subsidiary

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

Subsidiaries of WRPDL have been formed to handle the property developments along the West Rail, Phase I route whereby the Government will receive the profits less losses from the developments and the Group or Corporation will earn management fees.

18	Investments

(a)	Investments comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Debt securities
- Listed outside Hong Kong	1,165	578	74
- Listed in Hong Kong	5	—	—
- Unlisted	6,968	1,645	212
Interest-bearing deposits temporarily placed with custodian bank	4,106	2,100	270

Total fair value of investments	12,244	4,323	556

Total market value of listed investments	1,170	578	74

No debt securities issued by the Government and Government-owned entities in Hong Kong are included in investments.

(b)	Investments are expected to mature as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	11,231	3,960	509
After 1 year	1,013	363	47

	12,244	4,323	556

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

19	Stores and spares

Stores and spares are expected to be consumed as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	124	164	21
After 1 year	130	155	20

	254	319	41

20	Interest receivable

Interest is receivable as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	63	48	6
After 1 year	—	1	—

	63	49	6

21	Other receivables

(a)	Other receivables comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Amount due from associate	3	1	—
Amount due from the Government	393	510	66
Debtors, deposits and prepayments	216	196	25

	612	707	91

The amount due from the Government represents HK$446 million (US$57 million) (2003: HK$341 million) in respect of certain essential public infrastructure works and other works along the routes of the West Rail and East Rail Extensions undertaken on behalf of the Government pursuant to the respective entrustment agreements with the Government in respect of such entrustment works and HK$64 million (US$8 million) (2003: HK$52 million) for “on-costs” charged to the Government in respect of such entrustment works.

(b)	Other receivables are expected to be recovered as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	585	684	88
After 1 year	27	23	3

	612	707	91

(c)	Included in other receivables are debtors with the following ageing analysis :

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Current	526	652	84
Less than 1 month overdue	8	6	1
1 to 3 months overdue	14	17	2
More than 3 months overdue	11	2	—

Total debtors	559	677	87
Deposits and prepayments	53	30	4

	612	707	91

For debtors of commercial property leasing and franchise operations, no credit is allowed except for revenue sharing arrangements. For debtors of other business dealings, the normal credit period extended is one month.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

22	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Deposits with banks
- Within 3 months of maturity when placed	2,423	2,555	329
- More than 3 months of maturity when placed	200	940	121
Cash at bank and in hand	54	36	4

Cash and cash equivalents in the balance sheets	2,677	3,531	454
Less: deposits with banks with more than 3 months of maturity when placed	(200)	(940)	(121)

Cash and cash equivalents in the cash flow statement	2,477	2,591	333

(b)	At December 31, 2004, the deposits with banks were placed to mature within one year.

23	Interest payable

Interest payable is expected to be settled within one year.

24	Other payables

(a)	Other payables comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Deposits and advances	1,326	1,173	151
Creditors and accrued charges	770	1,271	164
Amount due to the Government	2	—	—

	2,098	2,444	315

(b)	Other payables are expected to be settled as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	1,138	1,569	202
After 1 year	960	875	113

	2,098	2,444	315

(c)	Included in other payables are creditors with the following ageing analysis :

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Due within one month or on demand	265	468	61
Due after six months	271	313	40

Total creditors	536	781	101
Deposits and advances received	1,326	1,173	151
Accrued charges	236	490	63

	2,098	2,444	315

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

25	Accrued charges and provisions for capital projects

The balance includes accrued charges related to capital projects which are settled upon certification of work in progress and also provisions for claims on contracts in respect of the West Rail and East Rail Extensions projects. It also includes the amount of HK$1,361 million (US$175 million) (2003: HK$383 million) for amounts payable to the Government in relation to the West Rail, East Rail Extensions, Sha Tin to Central Link and Kowloon Southern Link projects.

Accrued charges and provisions for capital projects of the Group are all expected to be settled or utilized within one year.

26	Lease payable

The lease payments under the lease arrangement disclosed in note 16 are expected to be made as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	42	31	4
After 1 year	716	686	88

	758	717	92

The payments are to be funded by the interest earned on loan receivable and the repayment of the loan receivable as discussed in note 16 in accordance with the terms of the lease arrangement.

27	Interest-bearing borrowings

Interest-bearing borrowings comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Capital market instruments
US dollar notes due 2009 (a)	7,770	7,771	1,000
HK dollar notes due 2013 (a)	800	800	103
US dollar notes due 2014 (a)	388	388	50
US dollar notes due 2010 (b)	7,780	7,785	1,002
HK dollar Retail notes due 2008 and 2013 (c)	1,023	1,020	131

	17,761	17,764	2,286

Bank loan
Export credit loans (e)	2,252	1,984	255

	20,013	19,748	2,541

(a)	The Corporation issued 7.25% notes due 2009 with a principal amount of US$1 billion at a discount on July 27, 1999 and 7.77% notes due 2014 with a principal amount of US$50 million at a discount on November 17, 1999 and 4.65% notes due 2013 with a principal amount of HK$800 million at par on June 9, 2003 under its US$3 billion Euro medium term note program. All the notes issued are unsecured and repayable in full on the respective due dates.

(b)	The Corporation issued 8.00% global notes due 2010 with a principal amount of US$1 billion at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on the Stock Exchange of Hong Kong Limited, the London Stock Exchange Limited and the New York Stock Exchange, Inc. All the notes issued are unsecured and repayable in full on the due date.

(c)	The Corporation issued 3% notes due 2008 with a principal amount of HK$300 million at a premium and 4.8% notes due 2013 with a principal amount of HK$700 million at a premium on June 6, 2003. All the notes issued are unsecured and repayable in full on the respective due dates.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

27	Interest-bearing borrowings (continued)

(d)	All the net proceeds received from the notes issued are invested in fixed income instruments or placed on deposit with banks or issuers with triple B or above credit ratings until they are required to meet development costs.

(e)	During the year, the Corporation has repaid US$33.4 million in accordance with the provisions of the loan agreement in respect of a US$337.7 million export credit loan facility provided by Japan Bank for International Cooperation. As at December 31, 2004, the outstanding balance of the facility amounted to US$220.2 million, of which about 66% bore interest at a fixed rate and the remaining 34% bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual installments commencing on April 21, 2003.

During the year, US$2.7 million has been drawn and US$4.3 million has been repaid by the Corporation under a US$42 million export credit loan facility provided by Export Development Canada. As at December 31, 2004, the outstanding balance of the facility amounted to US$33.9 million, which bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual installments commencing on May 4, 2004.

(f)	At December 31, 2004, the interest-bearing borrowings were repayable as follows:

	Total 2003	Capital market instruments 2004	Bank loans 2004	Total 2004	Total 2004
	HK$	HK$	HK$	HK$	US$
	(in millions)
Within 1 year	297	—	299	299	38
After 1 year but within 2 years	298	—	300	300	39
After 2 year but within 5 years	1,211	8,075	916	8,991	1,157
After 5 years	18,207	9,689	469	10,158	1,307

	20,013	17,764	1,984	19,748	2,541

28	Deferred income

(a)	Movements on deferred income comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Balance at January 1,	434	743	96
Net amount accrued during the year	18	4	—
Net amount received during the year	337	8	1
Transfer to properties under development	(19)	—	—
Transfer to the income statement	(27)	(47)	(6)

	743	708	91

(b)	Deferred income is expected to be recognized in the income statement as follows:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Within 1 year	48	48	6
After 1 year	695	660	85

	743	708	91

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

29	Share capital

	2002		2003		2004		2004
	No. of shares	HK$ (in millions)	No. of shares	HK$ (in millions)	No. of shares	HK$ (in millions)	US$ (in millions)
Share capital:

Authorized:
Shares of HK$100,000 each	425,000	42,500	425,000	42,500	425,000	42,500	5,468

Issued and fully paid:
At January 1,	391,200	39,120	391,200	39,120	391,200	39,120	5,033

At December 31,	391,200	39,120	391,200	39,120	391,200	39,120	5,033

30	Development reserve

The development reserve represents appropriations of all profits from property developments to retained reserves within the Corporation. The development reserve has been created and can only be released in accordance with the relevant provisions of the Kowloon-Canton Railway Corporation Ordinance.

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	6,441	6,535	6,535	841
Transfer from the income statement	94	—	—	—

Balance at December 31,	6,535	6,535	6,535	841

31	Investment property revaluation reserve

The investment property revaluation reserve comprises:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	176	134	117	15
Surplus / (deficit) arising on revaluation during the year (note 10)	(42)	(17)	148	19

Balance at December 31,	134	117	265	34

32	Investment revaluation reserve

The revaluation reserve arising on investments comprises:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	133	50	(1)	—

Deficit arising on revaluation	(516)	(197)	(103)	(13)
Less: Amount capitalized	414	121	49	6

	(102)	(76)	(54)	(7)

Deficit realized on redemption and disposal	55	60	79	10
Deficit capitalized in prior years	(36)	(35)	(40)	(5)

Deficit transferred to the income statement on disposal	19	25	39	5

Balance at December 31,	50	(1)	(16)	(2)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

33	Retained profits

Profits are retained as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Retained profits at January 1,
- as previously reported	13,710	16,277	14,434	1,857
- prior period adjustment
- change in accounting policy (note 3)	(2,153)	(2,604)	—	—

- as restated	11,557	13,673	14,434	1,857

Dividends approved in respect of the previous year (note 8)	—	(620)	(620)	(79)

Retained profit for the year.
- as previously reported	2,567
- prior period adjustment
- change in accounting policy (note 3)	(451)

Retained profit for the year (2002: as restated)	2,116	1,381	429	55

Retained profits at December 31,	13,673	14,434	14,243	1,833

Representing:
Proposed dividend (note 8)	620	620	172	22

Retained profits after proposed dividend	13,053	13,814	14,071	1,811

Included in the retained profits of the Group is an amount of HK$48 million (US$6 million) (2003: HK$33 million; 2002: HK$26 million), being the retained profits attributable to an associate.

34	Notes to the consolidated cash flow statement

Reconciliation of operating profit before net finance income / (expenses) to net cash inflow from operations:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Operating profit before net finance income / (expenses)	1,934	1,549	537	69
Depreciation	725	748	1,632	210
Fixed assets written off	27	9	24	3
Increase in stores and spares	(27)	(41)	(65)	(8)
Increase in other receivables	(539)	(69)	(262)	(34)
Increase/(decrease) in other payables and deferred income	783	(17)	440	56

	2,903	2,179	2,306	296

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

35	Related parties

The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of the West Rail, Phase I and East Rail Extensions which are considered to be related party transactions under Statement of Standard Accounting Practice 20 and these are disclosed in notes 1, 2(c), 10(i), 11(b) and (c), 12, 14, 17, 21 and 25 to the financial statements. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.

Members of the Managing Board and the Executive Directors who are not Members of the Managing Board and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration which is disclosed in note 4 to the financial statements.

The Corporation and four other local transport companies (including the MTR Corporation Limited) entered into an agreement in 1994 to develop and operate the Octopus cards system through a central body called Octopus Cards Limited. During the year, Octopus Cards Limited earned fees for the use of the Octopus cards system from the Corporation and paid ticket loading agent fees to the Corporation. Details of the transactions are disclosed in note 15 to the financial statements.

36	Outstanding commitments

(a) Commitments outstanding at December 31, 2004 in respect of capital expenditure not provided for in the financial statements were as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Authorized and contracted for	15,011	7,151	2,951	380
Authorized but not contracted for	4,576	6,154	2,015	259

	19,587	13,305	4,966	639

(b) As December 31, 2004, the total future minimum lease payments under non-cancellable operating leases for property are payable as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Within 1 year	148	87	40	5
After 1 year but within 5 years	125	53	18	2

	273	140	58	7

The operating leases are mainly related to work areas used for construction of new railways. During the year amounts payable under operating leases totalling HK$54 million (US$7 million) (2003: HK$105 million) were capitalized as part of construction in progress or deferred expenditure, as appropriate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

37	Retirement benefit scheme

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

The Group’s total retirement cost charged to the income statement during the year ended December 31, 2004 amounted to HK$121million (US$16 million) (2003: HK$108 million; 2002: HK$110 million) net of a capitalized amount of HK$17 million (US$2 million) (2003: HK$29 million; 2002: HK$19 million), after a forfeiture of unvested contributions of HK$3 million (US$ nil) (2003: HK$2 million; 2002: HK$4 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

38	Debt facilities and programs

Total unutilised debt facilities and programs available to the Group comprise:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
HK$1,650 million (US$212 million) (2003: HK$2,350 million; 2002: HK$2,250 million) short-term uncommitted revolving credit facilities	2,350	1,650	212
HK$20 million (US$3 million) (2003: HK$20 million; 2002: HK$20 million) letters of credit	20	20	3
HK$25 million (US$3 million) (2003: HK$25 million; 2002: HK$25 million) overdraft facilities	25	25	3
HK$8,000 million (US$1,029 million) (2003: HK$ nil; 2002: HK$ nil) syndicated loan facilities	—	8,000	1,029
US$3,000 million (2003: US$3,000 million; 2002: US$3,000 million) Euro medium term note program	14,399	14,425	1,856
US$292 million (2003: US$292 million; 2002: US$236 million) letters of credit for leveraged leases	2,276	2,280	293
US$258 million (2003: US$296 million; 2002: US$380 million) export credit loan facilities	51	29	4

	19,121	26,429	3,400

39	Off-balance sheet financial instruments

The Group uses off-balance sheet derivative financial instruments such as interest rate swaps, currency swaps and foreign exchange forward contracts to manage its interest rate and foreign currency risks. All transactions in derivative instruments are undertaken by the Group solely for hedging purposes. The Group does not engage in the trading or speculation of derivative financial instruments. As at December 31, 2004, the Group has outstanding derivative financial instruments in the notional amount of HK$21,867 million (US$2,813 million) (2003: HK$24,850 million) comprising:

	2003	2004	2004
	HK$	HK$	US$
	(in millions)
Interest rate swaps	5,697	4,142	533
Cross currency swaps	15,573	15,184	1,953
Foreign exchange forward contracts	3,580	2,541	327

	24,850	21,867	2,813

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

40	Contingent liabilities

(a) At December 31, 2004, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and East Rail Extensions projects where the Group’s total obligations cannot be estimated reliably. The Group has made provision in the financial statements at December 31, 2004 for its best estimate of amounts which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by the Group and accounted for in the financial statements at December 31, 2004. The Group is in the process of resolving these claims.

(b) The lease arrangements referred to in note 10(h) are subject to certain terms and conditions under the related agreements whereby one of the lease arrangements may be subject to mandatory termination upon the occurrence of certain specified events or circumstances. Management has considered the likelihood of such events occurring and has concluded that there was a possibility that one of the lease arrangements may be subject to mandatory termination before the end of the basic lease term. Should mandatory termination of the lease arrangement occur, the maximum exposure of the Group after deduction of the transaction benefit is estimated to be approximately HK$62 million (US$8 million) at December 31, 2004 (2003: $65 million), the actual amount of which will depend on the interest rates prevailing at the date of termination.

41	Assessment of impairment of fixed assets

At December 31, 2004 the Group assessed whether there was any impairment of the Group’s fixed assets at that date in accordance with the Group’s accounting policies for the assessment of asset impairment.

In assessing the value in use of the Group’s railway assets the entire railway network, current and committed, has been treated as representing the smallest cash-generating unit on the basis that once the Kowloon Southern Link, which has been gazetted by the Government, is completed in 2009 the current East Rail and West Rail networks will be linked and it will not be possible to allocate passenger revenue to any specific part of the network.

The estimated cash flows of the railway network were calculated for a period consistent with the estimated useful life of the core assets of the railway network and were discounted using the Corporation’s weighted average cost of capital at December 31, 2004.

As a result of this assessment, management consider that the railway assets of the Group are not impaired at December 31, 2004 and, accordingly, that no provision for impairment of the Group’s railway assets is required at that date.

42	Possible merger of the Corporation and MTR Corporation Limited

On February 24, 2004, the Government invited the two railway corporations to commence negotiations on a possible merger. On September 16, 2004, the two corporations submitted their Joint Merger Report to the Government on the outcome of their negotiations, including preliminary transaction terms and the framework of a draft operating agreement with key terms on, inter alia, the fare adjustment mechanism, and safeguards and measures to deal with service disruption. The Government is currently considering the content of the Report.

These financial statements have not included any adjustments to the carrying value of assets or liabilities which may be required once the Government announces the results of its study of the report as it is uncertain what will be the outcome and the consequent effect on the Corporation’s operations and financial condition.

43	Recently issued financial reporting standards

The Hong Kong Institute of Certified Public Accountants has recently issued a number of new and revised financial reporting standards (“HKFRSs”) which will be applicable for accounting period beginning on or after January 1, 2005. The Corporation has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to determine whether these new and revised HKFRSs will have a significant impact on the results of operations and financial position of the Corporation.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The differences relate to the following items and the adjustments considered necessary to reconcile the Group’s consolidated profit after taxation and consolidated balance sheet information to US GAAP are as follows:

(a)	Investment property revaluation and depreciation

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation expense is not provided on investment properties (see notes 2(f) and 2(g)). Under US GAAP, such revaluations are not permitted. Accordingly, the investment properties of the Group, which are stated at open market value, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$761 million, HK$761 million and HK$761 million (US$98 million) at December 31, 2002, December 31, 2003 and December 31, 2004, respectively.

(b)	Depreciation on certain fixed assets

As permitted by HK GAAP, the initial costs of the Group’s permanent way, which principally comprises rail tracks, ballast and sleepers, is not depreciated. The costs of replacement of permanent way are charged to the income statement as and when the expenses are incurred (see note2(g)).

Under US GAAP the costs of permanent way are depreciated over the estimated useful lives of the assets and the costs of replacement are capitalized and depreciated over their estimated useful lives.

In previous years, no adjustments under US GAAP were made for the permanent way relating to the East Rail and Light Rail systems on the basis that the original costs of the permanent way would have already been fully depreciated under US GAAP and on the basis that the cumulative effect of the difference in accounting for the costs of replacement of the permanent way under HK GAAP and US GAAP was not significant.

The Group’s new railway system and extensions, the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail, were put into use on December 20, 2003, October 24, 2004 and December 21, 2004 respectively. As permitted by HK GAAP, the costs of the permanent way of these routes are not depreciated. Under US GAAP the costs of the permanent way of these routes are depreciated over the estimated useful lives of the assets. Accordingly, an adjustment of HK$104 million (US$13 million) has been made to the income statement to record the depreciation charge for the year ended December 31, 2004 under US GAAP calculated using a straight line basis over the estimated useful lives ranged from 10 to 15 years. In 2003, no adjustment was made for the depreciation charge on the permanent way of the West Rail system as the effect of the 12 days’ period was not material.

In addition, an adjustment of HK$15 million (US$2 million) (net of related depreciation charges of HK$1 million (US$nil)) has been made to the income statement to reverse the costs of replacement of permanent way charged to income statement for the year ended December 31, 2004 under HK GAAP.

(c)	Investments

Under HK GAAP, investment securities are stated in the balance sheet at fair value. Changes in fair value of pre-funding investments (see note 2(m)) are capitalized to construction in progress or deferred expenditure. Additionally, interest earned and realized gains and losses on pre-funding investments are capitalized (see note 2(q)) to construction in progress or deferred expenditure. When the construction projects are complete and the related assets are ready for their intended use the net cumulative costs are transferred from construction in progress to fixed assets and depreciated in accordance with the Group’s depreciation policies. The depreciation charge for the year under HK GAAP is based on the net capitalized costs including interest earned and realized and unrealized gains and losses on pre-funding investments.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

Under US GAAP, the Group’s investments in debt securities are classified as “available for sale” and reported at fair value, with unrealized gains and losses net of applicable income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the income statement. Accordingly, under US GAAP, the depreciation charge on fixed assets is based on the costs capitalized in accordance with US GAAP which exclude interest earned and realized and unrealized gains and losses on pre-funding investments.

Under both HK GAAP and US GAAP, no provision for impairment or reversal of prior years’ provisions for impairment of investment securities has been made for the years ended December 31, 2002, December 31, 2003 and December 31, 2004.

The costs of the Group’s fixed assets in respect of the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail include interest earned and realized and unrealized gains and losses on pre-funding investments capitalized under HK GAAP. As the fixed assets in respect of the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail have been put into use and subject to depreciation since December 20, 2003, October 24, 2004 and December 21, 2004 respectively, an adjustment of HK$88 million (US$11 million) has been made to the income statement to record the depreciation charge for the year ended December 31, 2004 under US GAAP based on the costs of the fixed assets of these routes excluding capitalized interest earned and realized and unrealized gains and losses on pre-funding investments. In 2003, no adjustment was made for the depreciation charge on the fixed assets of the West Rail system as the effect of the 12 days’ period was not material.

(d)	Revenue recognition on property development

In 1997, the Group disposed of certain investment properties in exchange for other investment properties. The cost of the acquired properties was stated at the fair value of the properties disposed of. Under US GAAP, the cost of the acquired properties should be stated at the cost of the properties being disposed of. Accordingly, an adjustment of HK$61 million (US$8 million) has been made to shareholder’s equity to restate the cost of properties acquired under US GAAP. This adjustment will be reversed upon disposal of the related properties.

(e)	Capitalization of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized in connection with capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP.

(f)	Capitalized interest and foreign exchange gains and losses

Under HK GAAP, prior to January 1, 1997, the Group did not capitalize interest costs to capital projects.

Under US GAAP, interest costs, to the extent incurred, are required to be capitalized to capital projects. Capitalized interest costs are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity’s financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditure for the asset exceeds the amounts of specific new borrowings associated with the asset, additional interest costs capitalized are based on the weighted average rate applicable to other borrowings of the entity.

With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs is similar to US GAAP. The gross interest costs not capitalized under HK GAAP prior to January 1, 1997 amounted to HK$ 613 million (US79 million) which was previously adjusted for US GAAP purposes. In addition, adjustments of HK$10 million, HK$9 million and HK$9 million (US1 million), have been made to the income statement to record the depreciation charge for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 respectively under USGAAP based on the costs of fixed assets including capitalized interest costs of HK$613 million (US79 million). The related adjustments to accumulated depreciation amounted to HK$373 million and HK$382 million (US$49 million) as of December 31, 2003 and December 31, 2004 respectively.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(f)	Capitalized interest and foreign exchange gains and losses (continued)

Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized.

(g)	Income taxes

Under US GAAP income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income statement in the period that includes the enactment date.

With effect from January 1, 2003, the Group’s accounting policy under HK GAAP for the recognition of deferred tax as set out in note 2(s) is similar to US GAAP except that under HK GAAP all deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The Group’s tax losses do not expire under current tax legislation. As a result, there is currently no difference in the recognition of deferred tax assets between HK GAAP and US GAAP.

(h)	Derivative financial instruments (“derivatives”)

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

Under HK GAAP, derivatives are not required to be recorded on the balance sheet.

(i)	Lease out and lease back transactions

Under HK GAAP, where commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits or advances of loans under lease out and lease back transactions, those commitments and deposits or loans receivable are not recognized as obligations and assets of the Group. In the case where the Group’s commitments and deposits or loans receivable meet the definition of a liability and an asset, such commitments and deposits or loans receivable are recognized as obligations and assets in the balance sheet (see note 2(o)).

Under US GAAP, cash deposits cannot be used to offset obligations if there is no legal right to offset. The security deposits placed or loans advanced by the Group, which are used to defease the lease obligations and consist of cash lease deposits, cannot be used to offset the lease obligations since there is no legal right to offset. Accordingly, under US GAAP the security deposits placed or loans advanced to defease the lease obligations and the related commitments to make long-term lease payments would be reflected separately in the balance sheet.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(j)	Recently issued accounting standard

In January 2003, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and in December 2003, issued a revision to FIN 46 (“FIN 46R”) which supersedes FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when an entity should consolidate the financial results of another entity. FIN 46R requires “variable interest entities” (“VIE”) as defined therein to be consolidated by an entity if that entity is obligated to bear a majority of expected losses of the VIE or is entitled to receive a majority of expected residual returns of the VIE, or both. The entity that is required to consolidate a VIE is referred to as the VIE’s primary beneficiary. The interpretation also requires certain disclosures about VIEs that an entity is not required to consolidate, but in which it has a significant variable interest.

The Group is required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied in the financial statements for the period beginning January 1, 2005. For VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

The Corporation is evaluating the impact of applying FIN 46R to existing VIEs in which it has variable interests and has not yet completed this analysis. The Group does not have any variable interests in VIEs created after December 31, 2003. However, the Corporation believes that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from the overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realisation of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, it is reasonably possible that the Group would be required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ending December 31, 2005.

As the Group’s loan receivable from this unrelated entity and lease obligations arising from this lease out and lease back transaction have already been reflected separately in the reconciliation of consolidated shareholder’s funds to US GAAP, the consolidation of this unrelated entity is not expected to have material impact on the Group’s financial position. Apart from this, the Corporation does not consider that there are any other VIEs in which the Group has significant variable interests or primary beneficial interests.

(k)	Statement of cash flows

Under HK GAAP, the Group presents its cash flows for: (a) operating activities; (b) investing activities; and (c) financing activities. Interest received is included in investing activities while interest paid and financing expenses paid are included in financing activities.

Under US GAAP, interest received, interest paid and financing expenses paid are all included in operating activities. The Group considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Net cash provided / (used) by:
Operating activities	3,087	1,333	2,012	259
Investing activities	(1,894)	(5,092)	(1,005)	(129)
Financing activities	928	1,651	(893)	(115)

Change in cash and cash equivalents	2,121	(2,108)	114	15
Cash and cash equivalents at January 1,	2,464	4,585	2,477	318

Cash and cash equivalents at December 31,	4,585	2,477	2,591	333

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(l)	Statement of changes in shareholder’s equity in accordance with US GAAP

The changes of shareholder’s equity in accordance with US GAAP are as follows:

	2002	2003	2004	2004
	HK$	HK$	HK$	US$
	(in millions)
Balance at January 1,	63,778	66,205	66,743	8,587
Net profit for the year	2,951	1,512	312	40
Other comprehensive income / (loss)
Decrease in fair value of investments in “available for sale” securities	(516)	(197)	(103)	(13)
Amounts transferred to net profit for the year on redemption and disposal of investments in “available for sale” securities	55	60	79	10
Decrease in fair value of cash flow hedges	(63)	(303)	(518)	(67)
Net increase in deferred tax benefits	—	86	93	12
Dividend approved during the year	—	(620)	(620)	(79)

Balance as at December 31,	66,205	66,743	65,986	8,490

(m)	Adjustments to balance sheet items under US GAAP

The cumulative adjustments to the balance sheet items, except deferred taxes, under US GAAP as a result of the differences between HK GAAP and US GAAP as described in notes 44(a) to 44(f) are set out as follows:

			2003	2004	2004
			HK$	HK$	US$
	Note		(in millions)
Fixed assets
- investment property revaluation and depreciation	44(a	)	(239)	(401)	(52)
- accumulated depreciation on certain fixed assets	44(b	)	—	(89)	(11)
- investment income capitalized under HKGAAP	44(c	)	5,094	6,039	777
- accumulated depreciation on interest income capitalized	44(c	)	—	(88)	(11)
- revenue recognition on property development	44(d	)	(61)	(61)	(8)
- capitalization of certain costs net of related depreciation	44(e	)	(362)	(498)	(64)
- capitalization of interest net of related amortization	44(f	)	240	231	30
- capitalized net foreign exchange losses	44(f	)	(44)	(36)	(5)

			4,628	5,097	656

Construction in progress
- investment income capitalized under HKGAAP	44(c	)	2,839	1,960	252
- valuation of investment portfolio	44(c	)	(1)	(8)	(1)
- capitalization of certain costs net of related depreciation	44(e	)	(188)	(57)	(7)
- capitalized net foreign exchange losses	44(f	)	(15)	(13)	(2)

			2,635	1,882	242

Deferred expenditure
- investment income capitalized under HKGAAP	44(c	)	12	22	3
- valuation of investment portfolio	44(c	)	—	(2)	—
- capitalization of certain costs net of related depreciation	44(e	)	(62)	(81)	(10)
- capitalized net foreign exchange losses	44(f	)	2	2	—

			(48)	(59)	(7)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2002, 2003, 2004

44	Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(n)	Reconciliation of consolidated profit after taxation to US GAAP

			Year ended December 31,
	Note		2002	2003	2004	2004
			HK$	HK$	HK$	US$
			(in millions)
Consolidated profit after taxation for the year in accordance with HK GAAP			2,210	1,381	429	55
Adjustments required under US GAAP
Depreciation on investment properties	44(a	)	(12)	(15)	(14)	(2)
Depreciation on certain fixed assets	44(b	)	—	—	(89)	(11)
Depreciation on interest income capitalized	44(c	)	—	—	(88)	(11)
Investment income capitalized under HK GAAP	44(c	)	975	292	76	10
Revenue recognition of property development	44(d	)	(73)	—	—	—
Capitalization of certain costs net of related depreciation	44(e	)	(112)	(119)	(24)	(3)
Amortization of capitalized interest	44(f	)	(10)	(9)	(9)	(1)
Capitalized net foreign exchange differences	44(f	)	1	(19)	10	1
Derivative financial instruments	44(h	)	(3)	24	(17)	(2)
Tax effect of the above adjustments			(25)	(23)	38	4

Consolidated net income for the year in accordance with US GAAP			2,951	1,512	312	40

(o)	Reconciliation of consolidated total equity to US GAAP

			As of December 31,
	Note		2003	2004	2004
			HK$	HK$	US$
			(in millions)
Consolidated total equity in accordance with HK GAAP			60,205	60,147	7,738
Adjustments required under US GAAP
Accumulated depreciation on investment properties	44(a	)	(122)	(136)	(18)
Asset revaluation reserve	44(a	)	(117)	(265)	(34)
Accumulated depreciation on certain fixed assets	44(b	)	—	(89)	(11)
Accumulated depreciation on interest income capitalized	44(c	)	—	(88)	(11)
Valuation of investment portfolio	44(c	)	(1)	(10)	(1)
Investment income capitalized under HK GAAP	44(c	)	7,945	8,021	1,032
Revenue recognition on property development	44(d	)	(61)	(61)	(8)
Capitalization of certain costs net of related depreciation	44(e	)	(612)	(636)	(82)
Capitalization of interest net of related amortization	44(f	)	240	231	30
Capitalized net foreign exchange differences	44(f	)	(57)	(47)	(6)
Derivative instruments	44(h	)	(497)	(1,032)	(133)
Lease obligations	44(i	)	(12,742)	(13,041)	(1,678)
Lease deposits and loan receivable	44(i	)	12,742	13,041	1,678
Deferred tax liabilities			(180)	(49)	(6)

Consolidated shareholder’s equity in accordance with US GAAP			66,743	65,986	8,490

(p)	Classification of items in the Consolidated Income Statement

Under HK GAAP, depreciation charge of HK$725 million, HK$748 million and HK$1,632 million (US$210 million) for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 respectively are excluded from the operating costs and are separately presented in the consolidated income statement.

Under US GAAP, depreciation charge is included as a component of the operating costs.