Form 20-F
period 2005-12-31
KOWLOON CANTON RAILWAY CORP
filed 2006-07-14
CIK 1108330

As filed with the Securities and Exchange Commission on July 14, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission file number 001-15004

Kowloon-Canton Railway Corporation

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable.

(Translation of Registrant’s Name Into English)

The Hong Kong Special Administrative Region of the People’s Republic of China

(Jurisdiction of Incorporation or Organization)

KCRC House, 9 Lok King Street, Fo Tan, Shatin, New Territories, Hong Kong

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
8.0% Notes due 2010	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005

391,200 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.    Large accelerated filer  ☐    Accelerated Filer   ☐    Non accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

GENERAL INFORMATION

Except as otherwise required by the context, references in this Annual Report to “KCRC”, “Corporation” or “we” refer to Kowloon-Canton Railway Corporation. The term “you” refers to holders of our 8.0% Notes due 2010 issued in March 2000 (the “Notes”). The terms “Hong Kong” and “Government” refer to the Hong Kong Special Administrative Region of the People’s Republic of China and its government, respectively.

EXCHANGE RATE INFORMATION

We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7533 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. See “Item 3. Key Information––Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the indicated or at any other rates.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Between 1983 and 2005, the Hong Kong dollar was officially linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. On May 18, 2005, the Hong Kong Monetary Authority adjusted the Hong Kong dollar currency peg by effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00.

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

These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:

•	The proposed merger of operations between ourselves and MTR Corporation Limited (“MTRCL”) following the approval by the Legislative Council of Hong Kong and the minority shareholders of MTRCL;

•	the general political, social, public health and economic conditions in Hong Kong and elsewhere in Asia;

•	population growth and demographic movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	cost of equipment which we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the decision of the Government on the award of new railway projects;

•	our relationship with railway authorities in mainland China;

•	the level of cross-boundary economic activities;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.

We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Income Statement Data” for each of the three years ended December 31, 2003, 2004 and 2005 and “Consolidated Balance Sheet Data” as of December 31, 2004 and 2005 are extracted or derived from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. We derived the information under the headings “Consolidated Income Statement Data” for each of the two years ended December 31, 2001 and 2002 and “Consolidated Balance Sheet Data” as of December 31, 2001, 2002 and 2003 from our audited financial statements, which are not included in this Annual Report. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 45 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

	Year Ended December 31,
	2001 (restated)(1)	2002 (restated)(1)	2003 (restated)(1)	2004 (restated)(1)	2005	2005(11)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Income Statement Data:
HK GAAP:
Revenue.	4,797	4,830	4,426	4,976	5,383	694
Operating costs before depreciation.	(2,238)	(2,184)	(2,147)	(2,916)	(3,145)	(406)

Operating profit before depreciation	2,559	2,646	2,279	2,060	2,238	288
Depreciation	(648)	(712)	(730)	(1,569)	(2,140)	(276)

Operating profit before interest and finance income/expenses.	1,911	1,934	1,549	491	98	12
Interest and finance income	500	744	485	444	525	68
Interest and finance/expenses.	(10)	(126)	(132)	(485)	(823)	(106)

Profit/(loss) after depreciation, interest and finance income/expenses.	2,401	2,552	1,902	450	(200)	(26)
Gains on changes in fair value of derivative financial instruments and hedged borrowings	—	—	—	—	400	52
Valuation gains/(losses) on investment properties	(66)	(42)	(17)	148	171	22

	Year Ended December 31,
	2001 (restated)(1)	2002 (restated)(1)	2003 (restated)(1)	2004 (restated)(1)	2005	2005(11)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Profit on property development.	24	94	—	—	—	—
Share of profits of associate.	11	16	7	15	15	2

Profit before taxation.	2,370	2,620	1,892	613	386	50
Income tax.	(474)	(445)	(527)	(100)	(69)	(9)

Profit after taxation.	1,896	2,175	1,365	513	317	41

Dividend	—	620	620	172	—	—

Earnings per share(2) — Basic	5,018	5,560	3,489	1,311	810	104
Dividend per share	—	1,585	1,585	440	—	—

US GAAP(12):
Depreciation	693	737	774	1,905	2,398	309
Operating profit/(loss) before net finance income/expense and gains on changes in fair value of derivative financial instruments and hedged borrowings	1,818	1,796	1,389	221	(16)	(2)
Net finance income/(expenses) including gains on changes in fair values of derivative financial instruments and hedged borrowings	2,427	1,640	437	(556)	117	15
Operating profit after net finance income/expenses and gains on changes in fair value of derivative financial instruments and hedged borrowings	4,245	3,436	1,826	(335)	101	13
Profit on property development	97	21	—	—	25	3
Profit before taxation	4,353	3,473	1,834	(319)	144	19
Net income.	3,792	2,989	1,321	(246)	111	14
Earnings per share(2)	10,035	7,641	3,377	(629)	284	36

	Year Ended December 31,
	2001 (restated)(1)	2002 (restated)(1)	2003 (restated)(1)	2004 (restated)(1)	2005	2005(11)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(3)	2,135	1,397	(748)	(2,294)	(1,387)	(179)
Total assets(4).	82,537	86,108	89,204	91,386	89,752	11,576
Fixed assets (including interest in leasehold land)	13,745	14,051	51,857	67,746	66,943	8,634
Long-term obligations(4) (5).	16,831	17,753	20,771	20,465	20,519	2,646
Shareholder’s funds	57,398	59,490	60,184	60,062	59,653	7,694
Issued and outstanding shares	391,200	391,200	391,200	391,200	391,200	—

US GAAP(12):
Total assets(4)	97,059	102,915	109,306	111,510	109,413	14,112
Fixed assets (including interest in leasehold land)	13,239	13,449	56,412	72,724	71,586	9,231
Long-term obligations(4) (5)	24,651	27,382	33,841	34,499	33,707	4,347
Shareholder’s equity.	63,914	66,442	67,006	66,118	66,071	8,522

	Year Ended December 31,
	2001 (restated)(1)	2002 (restated)(1)	2003 (restated)(1)	2004 (restated)(1)		2005		2005(11)
	HK$	HK$	HK$	HK$		HK$		US$
	(in millions, except per share data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditure(6)	14,595	12,308	11,122	9,025		3,835		495
Revenue per employee.	1.240	1.222	0.950	0.994		1.050		0.135
Total debt(7)	16,831	17,753	20,013	19,748		19,474		2,512
Debt/equity ratio(7)	1:3.5	1:3.4	1:3.0	1:3.0		1:3.1		1:3.1
Net cash inflow from operating activities	2,429	2,500	1,870	1,932		2,747		354

US GAAP(12):
Net cash provided by operating activities.	2,929	3,087	1,333	2,015		2,008		259

Railway Operation Data:
Route kilometers (km):
East Rail(8)	34	34	34	46.5		46.5		—
Light Rail.	31.75	31.75	36.2	36.2		36.2		—
West Rail	—	—	30.5	30.5		30.5		—
Total number of passengers (in millions):
East Rail(8)	292	296	278	292		325		—
Light Rail.	117	114	106	132		136		—
West Rail	—	—	1	48		65		—
Railway operating profit/(loss) per passenger carried:(9)
East Rail(8).	5.55	5.56	4.74	—	(10)	—	(10)	—	(10)
Light Rail.	(1.19)	(1.00)	(0.88)	—	(10)	—	(10)	—	(10)
West Rail	—	—	—	—	(10)	—	(10)	—	(10)

(1)	In 2005, the Hong Kong Financial Reporting Standards (“HKFRS”) came into effect, replacing the previous accounting standards, Hong Kong Statements of Standard Accounting Practice (“HK-SSAP”). In compliance with the new accounting standards, figures for 2001 to 2004 have been restated where necessary. The major implications of the application of the new HKFRS on our financial figures have been an increase of our depreciation charges, the recognition of the fair value of derivatives and hedged borrowings in our balance sheet, the recognition of any changes in the fair value of certain financial instruments to our income statement, and the recognition of any changes in the fair value of investment properties to our income statement. See Note 3 to our audited consolidated financial statements.
(2)	See the table below for details of the computation of earnings per share.
(3)	Working capital is defined as the sum of current assets, e.g. stores and spares, properties held for resale, interest and other receivables, and cash and cash equivalents, minus the sum of current liabilities, e.g. interest and other payables, accrued charges and provisions for capital projects.
(4)	Total assets and long-term obligations under US GAAP are derived from the corresponding amounts under HK GAAP, adjusted by the relevant items specified in Note 45 to our audited consolidated financial statements. Total assets and long-term obligations under US GAAP include defeased lease deposits and lease payment commitments in respect of certain lease out and lease back arrangements not recognized under HK GAAP. See Note 45(j) to our audited consolidated financial statements.
(5)	Under HK GAAP, long-term obligations include interest-bearing borrowings, derivative financial liabilities and lease payment commitments arising from certain lease out and lease back arrangements which meet the definition of a liability and are recognized as obligations in the balance sheet. See Note 2(ac) to our audited consolidated financial statements.
(6)	The capital expenditure figures are presented on an accruals basis and a detailed breakdown of capital expenditure for 2003, 2004 and 2005 is shown in the last table under Capital Commitments in Item 5.B.
(7)	Total debt under HK GAAP represents interest-bearing borrowings.
(8)	The data excludes through-train operations. From 2004 onwards, route kilometers and passenger figures include the Tsim Sha Tsui Extension and the Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004, respectively.

(9)	The railway operating profits/(losses) per passenger carried as calculated for 2001, 2002 and 2003 include depreciation but exclude net finance income/expenses. The cost of feeder bus services is included in the operating costs of the East Rail and the Light Rail. Furthermore, fare revenues, rather than total divisional revenues of both the East Rail and the Light Rail, were used for calculating the operating profits/(losses) for consistency.
(10)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management structure, a transport services segment has been created in place of individual segments comprising the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of our operating costs have been incurred indivisibly for the various railway services segments. Since 2004, separate profit/(loss) figures for individual business segments have not been available.
(11)	Solely for your convenience, we have translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7533 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2005. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.
(12)	Certain amounts in 2004, 2003, 2002 and 2001 computed in accordance with US GAAP that pertain to the depreciable life of our fixed assets situated on leasehold land and our derivative financial instruments have been restated. See Note 45(l) to our audited consolidated financial statements for details. The restatements have had no impact on amounts computed in accordance with HK GAAP.

Computation of Earnings per Share:

	2001 (restated)		2002 (restated)		2003 (restated)		2004 (restated)		2005		2005
Weighted average number of ordinary shares		377,867		391,200		391,200		391,200		391,200

HK GAAP:
Profit after taxation (HK$ million)		1,896		2,175		1,365		513		317		41
Earnings Per Share - Basic	HK$	5,018	HK$	5,560	HK$	3,489	HK$	1,311	HK$	810	US$	104

US GAAP(1):
Profit/(loss) after taxation (HK$ million) .		3,792		2,989		1,321		(246)		111		14
Earnings Per Share - Basic	HK$	10,035	HK$	7,641	HK$	3,377	HK$	(629)	HK$	284	US$	36

(1)	Certain amounts in 2004, 2003, 2002 and 2001 computed in accordance with US GAAP that pertain to the depreciable life of our fixed assets situated on leasehold land and our derivative financial instruments have been restated. See Note 45(l) to our audited consolidated financial statements for details. The restatements have had no impact on amounts computed in accordance with HK GAAP.

Exchange Rate Information

The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar.

On June 30, 2006, the noon buying rate for the Hong Kong dollar was HK$7.7666 = US$1.00.

	Noon Buying Rate
Year	Average (1)	High	Low	Period-End

2001	7.7996	7.8004	7.7970	7.7980
2002	7.7996	7.8080	7.7970	7.7988
2003	7.7864	7.8001	7.7640	7.7640
2004	7.7899	7.8010	7.7632	7.7723
2005	7.7755	7.7999	7.7514	7.7533

Months

2005
November	7.7570	7.7514	7.7546
December	7.7548	7.7516	7.7533
2006
January	7.7571	7.7506	7.7561
February	7.7618	7.7564	7.7584
March	7.7620	7.7570	7.7597
April	7.7598	7.7529	7.7529
May	7.7575	7.7510	7.7567
June	7.7684	7.7578	7.7666
July (July 1 to July 13)	7.7759	7.7670	7.7754

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

Risks Relating to Our Business

We generate revenues primarily from fares paid by Hong Kong residents and commercial activities within Hong Kong, including property-related revenues; inflation in our operating costs or adverse developments in Hong Kong’s social, public health and economic conditions could reduce these revenues and hurt our business and operating results.

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

We have not raised fares for eight years in a row, initially due to poor economic conditions between 1997 and 2004, and subsequently due to public and social pressures. Further, we face increasing costs due to various factors, including inflation, particularly in areas such as wages increases and raised fuel prices. We cannot assure you that such increased costs will not have an adverse effect on our ability to make payments on our capital expenditure and debt obligations in a timely manner.

Our fare revenues depend, in part, on fare levels, and the Government has the ultimate authority to change our fares; a reduction in our ability or inability to raise fares to cover future operating costs could adversely affect our financial performance.

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

The construction of large infrastructure projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link involves many potential risks, including land acquisition problems, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases and claims, any of which could give rise to delays or cost overruns. Although we have significant experience in the design and construction of railway projects, there can be no assurance that the construction of such projects, including the Lok Ma Chau Spur Line and the Kowloon Southern Link, will be completed within budget and according to the planned completion schedule, or that they will have the scope initially awarded. Furthermore, the economic viability of these capital-intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth and changes in demographic and economic conditions. Our projections relating to population growth have not always proven accurate and we may construct new railway lines in areas where actual passenger demand does not eventually measure up to our projected estimated passenger demand. Further, the continuing construction of new roads such as the Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan, the completion of new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link, and the community’s demand for a choice of travel modes may result in a total public transport capacity that may not be taken up by passenger growth for some time, which may adversely impact the projected estimated passenger demand for our services. As such, we cannot yet ascertain what, if any, financial impact would be as a result of such projects on us.

We face competition from other transport providers. The increase in their market shares might adversely affect our revenue growth. Hence, this might inhibit our ability to raise fares or set fare levels that will adequately cover our costs if we do not want to lose market share.

Although we are the only rail operator providing passenger and freight rail services from Hong Kong to mainland China, our passenger and freight services face competition from other transport providers, primarily operators of road and sea transport. Both the lower capital costs and market entry costs of our competitors might allow them to offer transportation services at lower prices and higher frequencies. We might be unable to raise our fares if our competitors do not increase their fares.

The extension of the opening hours of the Lok Ma Chau-Huangguang boundary crossing in 2003 to 24 hours intensified the competition from cross-boundary coach services. Although the Government introduced a quota system in 2004, which restricted the number of coaches in operation, our share of the cross-boundary market fell from 61% to 59% in 2005 despite the overall cross-boundary market having grown approximately 5.4% from 2004 to 2005. As our profits depend heavily on our cross-boundary passenger service, the increase in the market share of our competitors has adversely affected our revenue growth and profitability. Competition from such cross-boundary coach services may continue to increase and may adversely affect our revenues in the future. In light of such competition, we might be unable to raise fares without further adversely affecting our market share of the cross-boundary market.

Competition from road-based modes of transport within Hong Kong has also continued to increase. The continuing construction of new roads such as the Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan, the completion of new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link, and the community’s demand for a choice of travel modes may result in a total public transport capacity that may not be taken up by passenger growth for some time. In the absence of increasing fare prices, and in light of low growth levels, we are under great pressure to generate revenue from our existing customer base. As a result, we rely on the success of our marketing strategies and fare discount schemes to encourage existing passengers to take up our offers to travel more at discounted prices. There can be no assurance however, that our marketing strategies and other schemes will be successful, either in whole or in part, in securing increased patronage, or that our current passengers will not elect to use other modes of transport in future.

We have discovered cracks in certain of our East Rail train equipment. The impact of such discovery and associated rectifications works may have an adverse impact on our business, financial conditions and result of operations.

On December 21, 2005, a train servicer found that an underframe compressor mounted underneath a train that was currently in operation appeared to be loose. We immediately commenced testing on all 116 compressors and discovered cracks in the welding of mounting brackets of nine other compressors. Interim reinforcement works were carried out to repair the problem and independent experts were commissioned by both ourselves and the Government to investigate the root causes of the failure. The Government also established teams to supervise our daily safety audits and introduced a requirement that we certify that each and every train, prior to commencing its daily run, was fit to travel. We believe we have substantially complied with all of the recommendations made by the Government. However, despite this belief, there can be no assurance that these efforts will mitigate the likelihood of a repeat incident in future. Accidents can undermine passenger confidence in the safety of our rail network which could negatively impact our ridership and in turn adversely affect our operations across our entire business.

The total estimated expenditure in respect of improvement and repair works is expected to be approximately HK$217 million. While the anticipated cost of implementing such improvements across our rail network are currently an estimate, we cannot assure you that the actual costs to be incurred would be within such estimate, or that the incurrence of such costs will not have an adverse impact on our business, financial condition and results of operations.

Technological problems attributable to accidents, human error or natural disasters could affect the performance or perception of our railway and prevent us from generating revenues or reduce our operating flexibility.

Our operations may be affected from time to time by equipment failures, collisions, derailments attributable to accidents, human error or natural disasters, such as typhoons or floods.

Our railway system may be subject to unforeseen technological problems which may in turn lead to delays. We experienced 93 delays of eight minutes or more during 2005, which was a reduction from the 96 reported delays in 2004. The most significant delay on our network occurred on July 21, 2005, where we suffered significant interruptions to our entire rail network due to multiple lightning strikes which caused a failure of our signaling system on the West Rail. While there have been no public requests for additional regulation of our services to date, we cannot assure you that increased reporting of service delays will not have an adverse impact on the public’s perception of our railways’ reliability and negatively impact our ridership.

Natural disasters could interrupt our rail services, thus leading to decreased revenues, increased maintenance and higher engineering costs. Although we have acquired insurance that is consistent with industry practice against such risks, our insurance may not be sufficient to cover our losses or the losses of others, and the insurance may not continue to be available to us on a commercially reasonable basis.

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

We are in the process of expanding our rail network. In 2005, we began incurring capital expenditure on the Kowloon Southern Link, the total project cost of which is currently estimated to be HK$8.7 billion. The details of the capital expenditure related to the Kowloon Southern Link, however, are not final and will be subject to change. The size of the planned expansion projects, the level of capital expenditure required and the green field nature of some of the routes will increase the risk to our business and financial operations. We currently expect to finance the projects from internal resources and new debt. We anticipate that we will need to expand our borrowings to meet the project costs for the construction of the Kowloon Southern Link. We have in the past incurred, and may in the future incur, operating losses. Our actual expenditure in connection with the projects may exceed our planned expenditure due to a number of factors, including the following:

•	change of project design and configuration;

•	costs of related property developments;

•	utility costs, such as electricity and energy, which may increase due to the increase in fuel costs;

•	costs of equipment for our railroad network;

•	regulatory and construction problems;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	delays in implementing the projects or commencing operation of the projects; and

•	the level of prevailing interest rates and foreign exchange rates.

We cannot assure you that additional financing will be available on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in our inability to achieve projected revenues and limit the growth of our operations. We expect our debt level to peak between 2009 and 2012, when HK$19.9 billion of our borrowings are projected to fall due and when new railway construction will still be in progress.

Because we are undertaking certain U.S. dollar denominated capital expenditure for our expansion and expect to finance a portion of the cost in U.S. dollars, any devaluation of the Hong Kong dollar would increase costs associated with our capital expansion or our Hong Kong dollar cost to repay our indebtedness.

On May 18, 2005, the Hong Kong Monetary Authority adjusted the Hong Kong dollar currency peg by effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00. Previously, the Hong Kong dollar was linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983. We cannot assure you that the Government will not make further adjustments to the currency peg or maintain the link between the Hong Kong dollar and the U.S. dollar within the current trading band or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditure, including purchases of equipment, denominated in U.S. dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in U.S. dollars or other foreign currencies would increase. Since substantially all our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation costs and increase Hong Kong dollar interest expenses on indebtedness in U.S. dollars, thereby reducing our net income, and making it more difficult to repay principal on our U.S. dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

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

Risks Relating to the Rail Merger

The Government has entered into a non-binding Memorandum of Understanding with MTRCL setting out the terms of a proposed merger of our rail operations and sale to MTRCL of certain rail and property interests. The proposed merger of our rail operations would result in substantially all our revenues being derived from payments from MTRCL.

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed a non-binding memorandum of understanding (the “MOU”) with MTRCL, providing for a proposed long term service concession of our rail operations and the sale of certain rail and property interests. These arrangements have been commonly described publicly as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms for the implementation of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the Legislative Council of Hong Kong (“LegCo”). The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail system and would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses through a service concession for a period of 50 years (the “Service Concession Period”).

MTRCL would keep all revenues generated from the operation of our railway network and other rail-related businesses and would make an upfront payment to us of HK$4.25 billion and an annual fixed rental payment of HK$750 million, as well as a variable annual payment based on revenue generated from our railway and other rail-related businesses during each financial year.

The Rail Merger Bill contemplates that during the Service Concession Period, we would generally remain as the borrower or obligor in relation to our existing financial obligations and contingent liabilities; however, whether any additional party assumes liability for the Notes will depend on the final terms and conditions of the Rail Merger.

The Rail Merger is subject to, among other things: (i) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of MTRCL. All parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur at all. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.

If the Rail Merger with MTRCL should proceed, we may not receive sufficient income to service our debt obligations.

Pursuant to the MOU, we would retain legal ownership of our rail system and would grant a full service concession for 50 years to MTRCL, who would be responsible for operating and managing our existing and new railway lines and other rail-related businesses. MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of such service concession, MTRCL would also pay us a percentage of revenues from our rail networks ranging between 10% to 35% of the revenues exceeding HK$2.5 billion generated from the operations of our rail network. MTRCL has also agreed to pay HK$7.79 billion to buy property interests from us comprising property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties. We would continue to be responsible for funding all capital expenditure requirements for the Lok Ma Chau Spur Line and the Kowloon Southern Link. Upon completion, the operation of these lines would be subject to the terms of the service concession. The Rail Merger Bill contemplates that during the Service Concession Period, we would generally remain as the borrower or obligor in relation to our existing financial obligations and contingent liabilities; however, whether any additional party assumes liability for the Notes will depend on the final terms and conditions of the Rail Merger.

Our interest payments in 2005 amounted to HK$1,392 million. As at the end of 2005, we had total interest-bearing borrowings of HK$19,474 million. We expect to incur additional borrowings for the construction of the Kowloon Southern Link. We cannot assure you that the amounts we expect to receive from MTRCL upon the effectiveness of the Rail Merger will be sufficient to meet our future interest payment obligations and retire our debt.

Risk Relating to the Notes

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

We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the north-western New Territories and, in 1988, started to operate the Light Rail system. In December 2003, we commenced operations of the West Rail, which links suburban areas along the north-western New Territories to the Kowloon urban area. In October 2004, we opened the Tsim Sha Tsui Extension which extends the East Rail from Hung Hom to East Tsim Sha Tsui and provides an additional interchange with the Mass Transit Railway. In December 2004, we opened the Ma On Shan Rail which extends the East Rail service to Ma On Shan. The construction work on the Lok Ma Chau Spur Line is expected to be completed in 2006 and is scheduled to commence passenger service in early 2007.

We have commenced construction work for the Kowloon Southern Link project, which is a natural extension of our existing West Rail line and will join the West Rail with the East Rail at Hung Hom. After the Kowloon Southern Link goes into service, passengers will enjoy convenient rail access from the north-western New Territories to the heart of Kowloon and from there to any point along the East Rail. We expect to incur capital expenditure of HK$8.7 billion in respect of the Kowloon Southern Link project. The Kowloon Southern Link, when completed, will enable us to connect urban Kowloon and the New Territories within a comprehensive railway network.

In early February 2006, the Government asked us to proceed with further planning for the implementation of the Northern Link and the Hong Kong section of the Guangzhou – Shenzhen – Hong Kong Express Rail Link as a combined project. The Northern Link section would extend our rail network from the West Rail’s Kam Sheung Road Station to Lok Ma Chau, and would provide a cross-boundary link for West Rail. The Express Rail Link would originate from a new terminus at West Kowloon and run along the Kowloon Southern Link alignment, then the section of the West Rail between Nam Cheong Station and Kam Sheung Road Station, then along the Northern Link, before branching off at San Tin on a dedicated track that would connect to the mainland China section of the Express Rail Link at Huanggang.

We have submitted the draft final proposal for the Shatin to Central Link project to the Government, which would extend the KCRC network to Hong Kong Island. The Shatin to Central Link contemplates the extension of the East Rail across Victoria Harbour to Hong Kong Island, and the extension of the Ma On Shan Rail to the West Rail via East Kowloon. We have addressed all comments provided to us by the Government and are awaiting the Government’s response on the draft final proposal.

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed the MOU with MTRCL, providing for a proposed long term service concession of our rail operations (the “Service Concession”) and the sale of certain rail and property interests. These arrangements have been commonly described publicly as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the LegCo. The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006.

Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail system and would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses under a Service Concession for a period of 50 years. MTRCL would keep all revenues generated from the operation of our railway network and other rail-related businesses and would make an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million, as well as a variable annual payment based on revenue generated from our railway and other rail-related businesses during each financial year. The variable payments would be computed as 10% of revenue between HK$2.5 billion and HK$5 billion; 15% of revenue between HK$5 billion and HK$7.5 billion; and 35% of revenue beyond HK$7.5 billion. No variable payment would be made for the first 36 months following the effectiveness of the Rail Merger. MTRCL would pay us HK$7.79 billion for property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties. We would continue to retain legal title to substantially all assets subject to the Service Concession. The operation of the businesses subject to the Service Concession would revert to us upon expiration of the Service Concession Period.

The Rail Merger is subject to, among other things: (i) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of MTRCL. All parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.

The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate the Light Rail system. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board. Pursuant to the Rail Merger Bill, the KCRC Ordinance will be amended to empower us to enter into and grant the Service Concession to MTRCL and implement the terms of the Rail Merger. The proposed amendments to the KCRC Ordinance include provisions to clarify that, during the Service Concession Period, we will not exercise our powers under the KCRC Ordinance to operate railway and bus services nor to construct new railways and that we will not be required to appoint a Chief Executive Officer among others.

Our principal executive offices are located at KCRC House, 9 Lok King Street, Fo Tin, Shatin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011. Our website is www.kcrc.com.

Business Development

We have continued to expand our rail operations in recent years through the opening of the West Rail in December 2003 as well as the Tsim Sha Tsui Extension and the Ma On Shan Rail in 2004. We have commenced construction of the Lok Ma Chau Spur Line and the Kowloon Southern Link. Our share of Hong Kong’s entire public transport market increased from 12.2% in 2004 to 13.6% in 2005.

We expect our revenues from the cross-boundary market to continue to decline due to increased competition from cross-boundary coach services which are constantly undercutting our fares. We expect to continue to devote a large percentage of our efforts in the near future to programs and strategies to maintain our ridership, expand our rail network and monitor current project development. We expect that new property developments and related commercial and property management activities along the West Rail and the Ma On Shan Rail may improve our operating results. These new activities present both opportunities and potential risks to us, and we expect substantial changes from our historical operating results as a result of our business expansion and increased competition. We expect that our revenue mix will change with the addition of new services, and our results of operations will reflect the higher depreciation, interest and operating expenses associated with operating the new railway systems.

If the proposed Rail Merger with MTRCL proceeds, our revenue mix will fundamentally change as we will no longer receive all of the income generated by our transport services. Instead, we will receive an upfront payment of HK$4.25 billion, a fixed annual rental payment of HK$750 million from MTRCL and commencing from the fourth year of the Service Concession, in respect of revenues exceeding HK$2.5 billion, a percentage ranging from 10% to 35% under a revenue sharing arrangement. The proposed Rail Merger between MTRCL and us will result in substantial changes to our results of operations.

Capital Expenditure

We incurred capital expenditure totaling HK$3,835 million (US$494.6 million) in 2005, of which HK$2,360 million (US$304.4 million) was incurred for the construction of the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line. A further HK$997 million (US$128.6 million) was spent on the study of new railway projects, including the Kowloon Southern Link, the Shatin to Central Link, the Northern Link and the Express Rail Link. The remainder was spent on investments to prepare for the replacement of aged assets and safety and environmental improvements.

Our capital expenditure for 2004 and 2003 was HK$9,025 million and HK$11,122 million respectively, which was principally incurred for the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line, the West Rail, the Kowloon Southern Link, the Shatin to Central Link, the purchase of new systems and plant, the Light Rail Extension to Tin Shui Wai and the grade separation at the Light Rail Transit junction and investments to increase passenger growth in the existing businesses.

Our capital expenditure for 2006 is estimated at HK$7,136 million (US$920.4 million), which includes HK$836 million (US$107.8 million) for the West Rail, HK$3,172 million (US$409.1 million) for the East Rail Extensions, and HK$1,819 million (US$234.7 million) for the Kowloon Southern Link.

4.B Business Overview

We operate a commuter railway system linking the suburban areas of Hong Kong with the urban areas. Our main lines are the 46.5-kilometer East Rail line (which includes the Tsim Sha Tsui Extension and the Ma On Shan Rail) (the “East Rail”) and the 30.5-kilometer West Rail line (the “West Rail”).

Our East Rail line comprises a total of 14 stations from the East Tsim Sha Tsui station, the main terminus in urban Kowloon, to Lo Wu, the terminus on the boundary with mainland China, and a further eight stations on the Ma On Shan Rail from Tai Wai to Wu Kai Sha. This line carried, on average, about 891,700 passenger-trips a day in 2005. It is a mass transit carrier with a peak hour frequency of 2.5 and 3 minutes for the East Rail main line and the Ma On Shan Rail, respectively. We also operate intercity passenger services to Guangzhou on our own trains and provide access for other intercity passenger trains running to and from six cities in mainland China, namely Dongguan, Guangzhou, Foshan, Zhaoqing, Beijing and Shanghai. Our West Rail line comprises a total of nine stations from Tuen Mun to Nam Cheong. The West Rail operates up to 18 seven-car trains per hour, with a peak hour frequency of 3.5 minutes. This line carried on average 179,200 passenger-trips a day in 2005. Our Light Rail system serves the north-western New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai (the “Light Rail”). The system principally comprises tram-like vehicles which carried, on average, about 373,000 passenger-trips a day in 2005. We also carry cargo, primarily textiles, foodstuffs, metals, chemicals and livestock on the East Rail, and have feeder buses in our Light Rail network as well as connecting the East Rail and the West Rail stations to the neighboring areas.

In 2005, our railway network (including buses) carried a total of 556.1 million passengers, or an average of 1.53 million passengers per day, an increase of 12.7% from 2004.

We supplement our railway revenues with revenues from property development, ownership and management of investment properties, property management services and other commercial activities ancillary to our railway business, such as shop leasing, advertising and telecommunications.

Since we are wholly-owned by the Government, our motivation in operating our services differs from private corporations, which would seek to maximize corporate profits. Nevertheless, under the KCRC Ordinance, we are required to operate on prudent commercial principles. Our financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant, equipment and service, repay our debt and earn a reasonable rate of return for the Government. Pursuant to the Rail Merger Bill, certain amendments have been proposed to the KCRC Ordinance in connection with the implementation of the proposed Rail Merger with MTRCL. After the implementation of the proposed Rail Merger with MTRCL, we would essentially be a statutory corporation with very few staff members and would cease to have any railway operating responsibilities. It is envisaged that we would retain certain administrative, accounting and treasury functions with our Managing Board comprising solely of Government officials and with operations supported mainly by outside service providers.

The following table sets out the revenue and profit before depreciation, valuation gains/losses on investment properties, unallocated corporate expenses, interest and finance income/expenses for each of our operating divisions for the periods indicated:

	Year Ended December 31,
	2003 restated(4)		2004 restated(4)			2005
	Revenues	Profit before depreciation, valuation gains/losses on investment properties, unallocated corporate expenses, interest and finance income/expenses	Revenues		Profit before depreciation, valuation gains/losses on investment properties, unallocated corporate expenses, interest and finance income/expenses	Revenues		Profit before depreciation, valuation gains/losses on investment properties, unallocated corporate expenses, interest and finance income/expenses
	HK$	HK$	HK$		HK$	HK$		HK$
	(in millions)
Passenger Services:
East Rail	3,266	2,050	3,415	(2)	—	3,670	(2)	—
West Rail/Light Rail	479	—	798		—	890		—
Freight	74	(6)	68		—	52		—

Transport Services	3,819	2,044	4,281		1,758	4,612		1,887
Property Services(3)	607	464	695		531	771		579

Total.	4,426	2,508	4,976		2,289	5,383		2,466

(1)	In December 2003, the East Rail Division and the West Rail/ Light Rail Division were combined to form a single Transport Division. The Transport Division manages all of the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management structure, a transport services segment has been created in place of individual segments comprising the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of the operating costs have been incurred indivisibly for the various railway services segments. As such, commencing 2004, separate profit/(loss) figures for individual business segments are not available.
(2)	Includes the Tsim Sha Tsui Extension and the Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004 respectively.
(3)	Includes recurrent commercial property ownership and management revenues from the Property Division such as leasing, rental, advertising and estate management, but excludes property development income.
(4)	In compliance with the new accounting standards, figures for 2003 and 2004 have been restated where necessary.

Rail Operations

East Rail

The East Rail line is a 46.5-kilometer railway with 22 stations, which includes the Tsim Sha Tsui Extension and the Ma On Shan Rail which opened in 2004. Passenger services on the East Rail main line are provided by 37 electric multiple units of 12 cars each, and services on the Ma On Shan Rail are provided by 18 electric multiple units of four cars each. Our punctuality rate on the East Rail main line of 99.8% and ticketing equipment availability rate of 99.9% in 2005 exceeded our internal performance targets and published performance pledges. The Ma On Shan Rail is an 11.4 kilometer railway with eight stations. Our punctuality rate on this line of 99.9% and ticketing equipment availability of 99.9% also exceeded our internal performance targets.

Overview

In 2005, our East Rail operations accounted for 68.2% of our total revenue. This represents an increase of 7.5% from HK$3,415 million (US$440.5 million) in 2004 to HK$3,670 million (US$473.3 million) in 2005, mainly due to increased patronage and the full year of operations of the Tsim Sha Tsui

Extension and the Ma On Shan Rail. Domestic passenger ridership in 2005 increased by 15.9% to 656,200 passengers a day, from 566,300 a day in 2004. Average cross-boundary patronage increased to an average of 235,500 passengers a day during 2005, an increase of 1.3% from 2004, although the trend of losing market share to road-based transportation has continued. Our cross-boundary share of the market for 2005 was 59%, down from 61% in 2004. Our domestic market share for intra-New Territories travel was 36.2% and 46.6% for travel between the New Territories and urban areas.

While positive growth in patronage and revenue was achieved for both our cross-boundary and domestic services in 2005, we note that growth in travel demand for both these markets is growing slower than supply of transport capacity, which is likely to have an adverse effect on our future growth in patronage and revenue. The continuing construction of new roads such as the Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan, the completion of new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link, and the community’s demand for a choice of travel modes may result in a total public transport capacity that may not be taken up by passenger growth for some time. As a result, we are likely to experience difficulty in maintaining our market share in future, notwithstanding an overall market growth and our continued efforts to increase patronage and improve our service offerings. A prime example in 2005 would be the lower growth in our cross-boundary patronage of 1.3% as opposed to total market growth of 5.4%.

The Tsim Sha Tsui Extension and the Ma On Shan Rail

The Tsim Sha Tsui Extension and the Ma On Shan Rail commenced commercial service on October 24, 2004 and December 21, 2004, respectively. During 2005, which was the first full year of operation for the Tsim Sha Tsui Extension and the Ma On Shan Rail, we integrated their operations into the East Rail network satisfactorily without any adverse effect on our passenger service or network efficiency. The Ma On Shan Rail’s average daily passenger-trips was 101,700.

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

In 2005, the average daily patronage of through-trains was 8,520 passengers, an increase of 5.6% compared to 2004, largely due to the increased number of business and leisure travelers between mainland China and Hong Kong. The average daily number of passengers traveling to Lo Wu and onward to mainland China increased in volume by 1.3% from 232,500 in 2004 to 235,500 in 2005. However our market share of cross-boundary passenger traffic decreased by 2% from 61% in 2004 to 59% in 2005. This decrease in market share is primarily due to the increasing competition from cross-boundary road-based transportation. This is of significant concern because although the cross-boundary service carries 15% of our patronage, it generates approximately 40% of our total revenue. The market share of the Hong Kong – Guangzhou passenger traffic on our Guangzhou-Kowloon through-trains fell by 1.4% from 25.4% in 2004 to 24% in 2005 in the face of keen competition in the price sensitive leisure travel market.

Cross-Boundary Services

As Lo Wu is in a restricted area near the boundary between Hong Kong and mainland China, to which we have exclusive access on the Hong Kong side, we have, in previous years, enjoyed the benefits of increasing cross-boundary traffic. Lo Wu, directly across the boundary from Shenzhen’s downtown area, is the most convenient boundary crossing for travelers going to Shenzhen for business or shopping, a leisure activity that has been popular with Hong Kong residents in recent years. Therefore, we have been able to charge passengers traveling to Lo Wu a premium fare. The current domestic fare from the East Tsim Sha Tsui station in Kowloon to Sheung Shui station (the last station before Lo Wu) is HK$12.5 one way, compared to the cross-boundary fare of HK$36.5 from the East Tsim Sha Tsui station to the Lo Wu station.

We have, however, faced continued intense competition from cross-boundary coach services, primarily due to the completion in 2005 of major improvement works at the Lok Ma Chau and Sha Tau Kok road crossing points. In line with previous years, our share of the cross-boundary market continues to weaken. Rail transport had a market share of approximately 59% of the cross-boundary market, down from approximately 61% in 2004. Growth of approximately 5.4% in the total cross-boundary market in 2005 resulted in only a slight increase of 1.3% in the average daily patronage of cross-boundary rail transport despite the added convenience offered by the Shenzhen Metro, the opening of Disneyland and major improvements at our Lo Wu station. As the economic relationship between Hong Kong and mainland China continues to grow closer, we expect that more road crossings, such as the Shenzhen Western Corridor, will be opened. It would be reasonable to assume that the market share for cross-boundary rail transport will gradually fall. The opening of the Lok Ma Chau Spur Line in early 2007 may partially address this problem, although the opening of the Shenzhen Western Corridor, currently anticipated to take place at around the same time, can be expected to further impact adversely on our competitive position. Given the lower fare structure of the coach operations, it will be a challenge for us to maintain a premium on cross-boundary fares. It is likely that the competition from road-based cross boundary transport will continue to erode the market share and revenues of the East Rail going forward. Further, we believe that another long-term trend that will affect the cross-boundary market is the westward shift of development taking place in Shenzhen, thereby resulting in Lo Wu gradually becoming a less preferred location for cross-boundary passengers.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger-trips	Year on year Growth (%)
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6
2005	235,500	1.3

Through-Train Services

We believe that the growing social and economic ties between Hong Kong and mainland China present new business opportunities for us as we operate the only Hong Kong railway that connects with mainland China’s rail network. We continue to cultivate a close working relationship with the mainland China railways and boundary control authorities. In August 2005, we participated in a Passenger and Freight Working Group meeting with the Ministry of Railways, Guangzhou Railway (Group) Corporation, Beijing Railway Administration, Shanghai Railway Administration and China Railway Container Transport Centre. We also participated in numerous forums on methods to improve cross-boundary passenger and freight clearance procedures and sales meetings with the Beijing and Shanghai Railways Administrations to devise marketing strategies for the Beijing/Shanghai-Kowloon through-train services.

We have also developed a cooperative relationship with the Shenzhen Metro. We have agreed to establish a joint information counter at the Shenzhen Metro’s Luohu Station to provide ticketing and travel information. Both parties recognize that convenient interchange connections between the East Rail and the Shenzhen Metro at Lo Wu, and from 2007, Lok Ma Chau, will greatly facilitate cross-boundary passenger flows. We are also planning to expand our cooperation with travel agencies, hotels, airlines and theme park operators to offer more travel-related services. Trade partners during the year included China Travel Service, Rosedale on the Park Hong Kong, the Hong Kong Jockey Club and Duty Free Shopping Hong Kong Limited. New routes to other mainland China cities are also being explored.

Facility Improvements

In light of the intense competition in the cross-boundary market, we placed particular emphasis in 2005 on improving our cross-boundary services and facilities, especially at our Lo Wu station. The introduction of immigration e-channels helped ease congestion. It improved passenger flow as well as enlarged and modernized our public areas. We have substantially completed Phase I of the Lo Wu station improvement works, and in September 2005, we announced the commencement of Phase II of the improvement works, which will include further expansion and renovation of the station platforms and the installation of new escalators and travellators, with the aim of increasing passenger throughput by 3,000 trips each direction per hour. We expect Phase II of the improvement works to be completed by the end of 2006.

Works to widen the platforms and install more entry and exit gates, ticket vending machines and escalators were substantially completed at Sheung Shui station in 2005. Diversion works related to the Lok Ma Chau Spur Line were completed without disruption to passenger service. We also extended concourses and installed additional noise barriers, as well as air conditioners in all public washrooms at stations. We have installed the “Passenger Information Display System” on refurbished trains and launched “Newsline Express” on all our trains to give our passengers quasi real-time news and other useful information during their journeys. Apart from offering such value-added services to our passengers, the Passenger Information Display Services system also delivers advertising and promotional messages, thus providing us with additional advertising revenue. Pursuant to public feedback, we have also established quiet zones on all trains and made adjustments to the system’s volume to accommodate passengers who prefer travel in a quiet environment.

Operations and Safety

The East Rail main line (excluding the Ma On Shan Rail) maintained a train service delivery rate of 99.84%, and a train punctuality rate of 99.82%, both exceeding our target rates. The number of passengers and members of the public injured per million passenger journeys on the East Rail main line (excluding the Ma On Shan Rail) was 0.74 in 2005, the same level as that recorded in 2004. In its first year of operation, the Ma On Shan Rail achieved a train service delivery rate of 99.94% and a train punctuality rate of 99.92%. The number of passengers and members of the public injured per million passenger journeys on the Ma On Shan Rail was 0.46.

On December 21, 2005, a train servicer found that an underframe compressor mounted underneath a train that was currently in operation appeared to be loose. The train was halted, and the passengers on that train were boarded on another train. No passengers were injured. As a result of the incident, we commenced safety improvement works and conducted non-destructive tests on all major underframe components of East Rail trains. As a result of these tests and examinations, we found other non-visible hairline cracks, which could only be detected using magnetic particle testing, in the welding of mountings supporting a number of other components of other East Rail mid-life refurbished trains. Similar cracking was not found in any new East Rail, Ma On Shan Rail or West Rail trains. We then undertook interim reinforcement works to ensure the integrity of all compressors and other major components, which involved re-welding and/or the installation of additional metal supports. These works were completed by January 28, 2006. Other improvement measures included conducting hammering tests on, and visual inspections of, all metal cradles of all major components every 48 hours and conducting similar testing on industrial straps every seven days. We devised a crack management regime to closely monitor the development of cracks and from January 15, 2006 onwards, we switched the operation of East Rail trains from Automatic Train Operation Mode to manual driving to alleviate the stress on underframe components during the acceleration and deceleration of trains. We are also looking into carrying out reinforcement works to further strengthen the underframe components’ stress endurance.

As a result of the incident, the Government requested us to check all trains to be deployed each day every 48 hours and to submit certifications on their safety prior to commencement for daily passenger service. In addition, the Government set up an expert team on January 11, 2006 to conduct frequent on-site inspections of the East Rail trains and to monitor our inspections around the clock. The Government also commissioned Lloyd’s Register Rail, an independent consultancy firm and renowned railways consultancy firm, to provide further expert advice as to whether the interim reinforcement works implemented by us were adequate to contain the problem. They observed that our staff were diligent in their application of the hammering tests and visual inspections, and that proper procedures for certification and records of examination were prepared and verified. It was also their view that we would be able to manage the problem until it could be fully resolved through engineering modifications. Finally, the consultants concluded that it was unlikely for new cracks to propagate and fracture a component without our being aware of such cracks and making timely interventions.

The total estimated expenditure in respect of improvement and repair works is expected to be approximately HK$217 million. While the anticipated cost of implementing such improvements across our rail network are currently an estimate, we cannot assure you that the actual costs to be incurred would be within such estimate, or that the incurrence of such costs will not have an adverse impact on our business, financial condition and results of operations.

Measures undertaken to enhance passenger safety along the East Rail also included adding studded flooring at the entrances of refurbished trains, the installation of bollards at escalator landings to prevent passengers with bulky luggage using the escalators, and enhancing visibility at platform edges. We also conducted various safety drills in conjunction with the police, the fire services department and other emergency service agencies to augment our emergency responses to such situations.

Fare Promotions

To encourage ridership on the East Rail in light of intense competition, we introduced a 20% trip discount for travelers who took a second trip on the East Rail domestic line on the same day. The discount scheme, which initially ran from April 2003 to September 2003, was extended to May 31, 2005. This was discontinued without incurring any significant loss in ridership. Several new ticketing initiatives were also launched throughout 2005 to promote passenger loyalty and attract new passengers. These included concessionary one-month passes for the East Rail, and on a trial basis, the Ma On Shan Rail, launched in April 2005 and January 2006 respectively, as well as our Domestic Travel Pass and our Tourist Pass Combo, both launched in May 2005. The Domestic Travel Pass allows passengers to make unlimited rides on the East Rail, the West Rail, the Light Rail and the KCR bus while the Tourist Pass Combo comprises a Domestic Travel Pass and a return rail ticket to Lo Wu. We have also introduced a different Tourist Combo pass which packages together the Domestic Travel Pass and the Tourist Pass Combo with admission tickets to various theme parks, such as Disneyland and Ocean Park.

Inter-railway Connectivity

During 2005, we put in place various programs to improve connectivity between our railway lines, which included the completion of a 12,700 square meter public transport interchange adjacent to Tai Wai Station. We also launched new feeder services and inter-modal discounts with other transport operators, and by the end of 2005, inter-modal discounts were available on a total of 17 Green Mini bus routes along the East Rail and the Ma On Shan Rail, further improving connectivity for passengers between our railway lines.

Service Improvements

In June 2005 we launched the “Intercity through-train e-Ticketing system”, our first e-ticketing system on the network, to offer our passengers increased ticketing flexibility on the East Rail. By the end of 2005, more than 5,500 people had registered as e-Ticketing users.

In September 2005 we launched a KCR Railbus – Disneyland service to coincide with the opening of Hong Kong Disneyland. Railbus passengers are able to travel from Lo Wu to Sheung Shui on the East Rail and from Sheung Shui to Disneyland by luxury bus.

West Rail, Light Rail and Bus

West Rail

The West Rail is a mass transit commuter rail line linking suburban areas along the north-western corridor of the New Territories to the Kowloon urban area. It is designed to resolve the long-standing transport problems for residents in the north-western New Territories by linking west Kowloon with Tuen Mun in the western New Territories. The West Rail has nine stations with a 30.5-kilometer railway, and operates on an electrically-powered rail system that is environmentally friendly.

The West Rail was officially inaugurated on December 20, 2003, and full passenger operations commenced as of that date. Passenger services on the West Rail are provided by 22 electric multiple units (EMUs) of seven cars each, and are anticipated to be increased to nine-car EMUs as ridership increases and demand grows. The West Rail reduces commuters’ traveling time from the north-western New Territories to urban Kowloon by half, with a complete journey from one end of the alignment to the other taking less than 30 minutes. Since the West Rail commenced commercial operation, we have focused our efforts on ensuring the smooth operation of, and securing ridership for, the West Rail and we have undertaken activities to maximize public confidence and enhance the West Rail’s connectivity and accessibility. These efforts, along with publicity and promotional campaigns and fare offers, steadily attracted passengers during 2005 helping the railway achieve a 36.3% growth in patronage during the year. Ridership increased from a daily average of 131,500 in 2004 to 179,200 in 2005. In 2005, the West Rail averaged a 99.76% punctuality rate and a ticketing equipment availability rate of 99.94%, which exceeded our internal performance targets.

The West Rail is connected to the MTR system at two junctions, namely the Tsuen Wan line at Mei Foo station, and the Tung Chung line at Nam Cheong station. The West Rail is also connected to the Light Rail system at Yuen Long, Tin Shui Wai, Siu Hong and Tuen Mun stations. Further, public transport interchanges at most stations allow passengers to transfer conveniently between various kinds of feeder transport services. We have added new free feeder bus services to increase the accessibility of the West Rail stations, including four new free Green Mini Bus feeder routes bringing the total number of Green Mini Bus routes with inter-modal discounts to 14. We anticipate that the West Rail will be an important service link for passengers upon the completion of the Kowloon Southern Link, which is anticipated to be completed in 2009, when passengers will be able to transit through Tsim Sha Tsui to Hung Hom station.

Fare Promotions

We introduced numerous fare promotions and special offers in 2005, including interchange discounts with other public transport providers, in order to increase patronage on the West Rail. The

West Rail One-Month Pass received an overwhelming response when it was introduced in August 2004, and the original month-long offer was extended to June 2006. We also allowed the West Rail One-Month Pass to be recorded on Octopus cards for the convenience of our customers.

The introduction of our one-day Discovery Pass was also successful in attracting new passengers. The single-day Discovery Pass is valid for unlimited journeys on the West Rail, the Light Rail, the KCR Bus and designated feeder services. A total of 1.2 million Discovery Passes were sold during the year.

Facility Improvements

Between June and August 2005, West Rail experienced a series of service delays that coincided with a series of extremely heavy thunderstorms. Our engineers determined that the system failures had occurred because the West Rail’s earthing arrangements had been overwhelmed by the extraordinary number and frequency of lightning strikes during the storms. We commissioned a consultant to study and recommend measures to improve the earthing arrangements and we began strengthening the earthing arrangements in August 2005. We expect such works to be complete by mid 2006.

Throughout 2005, we continued to improve passenger accessibility to the West Rail and increase connectivity. We have added new feeder services and interchange discounts, including four new Green Mini bus feeder routes, bringing the total number of Green Mini bus routes with discounts to 14. We also added or strengthened over 350 signs directing passengers to feeder services throughout 2005. Work on the installation of an additional lift and covered walkway at Mei Foo station to facilitate access by nearby residents started in June 2005 and is expected to finish in 2006.

Safety Improvements

The number of passengers and members of the public injured per million passenger journeys during 2005 was 0.55, an improvement of 30% from the level of 0.79 recorded in 2004. Programs to further enhance safety included increasing the frequency of safety announcements in stations and the deployment of additional staff to advise passengers on the safe use of escalators. Bollards were installed on the entry landings of some escalators directing passengers with bulky luggage to lifts instead.

Light Rail Services

Our Light Rail system commenced operation in September 1988, comprising 36.2 kilometers of double track with 68 stops. As of December 31, 2005, the Light Rail system operates within the areas of Tuen Mun, Yuen Long and Tin Shui Wai in the north-western New Territories. It is a regional mass-transit system utilizing vehicles which are similar to trams on tracks which run parallel to public roads. At the end of 2005, we had 119 Light Rail vehicles. In 2005, the Light Rail vehicles recorded a punctuality rate of 99.94% and a ticketing equipment rate of 99.95%, both of which exceeded our internal performance targets.

Since 2003, we have reorganized our Light Rail and bus services in order to provide a more efficient feeder service to enhance public access to the West Rail stations and provide the public with additional incentives to use the West Rail for internal and external travel. The Light Rail ridership rose significantly during 2005, from an average of 371,500 passengers per day in January to 372,900 in December. We recorded a daily average of 373,000 passenger-trips on the Light Rail during 2005, an increase of 3.7% over 2004. In the north-western New Territories public transport market, the Light Rail system has for many years enabled us to be the major operator. Together with our bus services, we have retained some 61.2% of this market, as opposed to the East Rail’s 36.2% share of the north-eastern New Territories market. The Light Rail’s share of the internal public transport market in the north-western New Territories remained stable in 2005 at 51.3% compared to 51.4% in 2004. This is largely due to the protection offered to the Light Rail after it opened in September 1988 by the establishment of the Transit Service Area. While most of this protection was removed in 1993, any residual protection enjoyed by us will cease in October 2006. A study to examine how best to respond to this situation has recently been completed and we are now consulting the Government on our possible options.

Passenger and public injuries per million passenger journeys carried on the Light Rail was 0.17 in 2005, slightly higher than the 2004 rate of 0.14. Efforts to reduce accidents on the Light Rail have included the installation of bollards at the pedestrian crossings of 35 Light Rail stops and junctions and the installation of platform gap fillers at 50 platforms. In July 2005, we completed the Tsing Lun Road Footbridge which marked the end of the four-year, HK$2.3 billion Light Rail Improvement Works program. This program comprised numerous improvements projects, including a series of major track elevation works. The completion of the pedestrian bridge enhanced pedestrian and road safety and increased the Light Rail’s operational efficiency.

The Light Rail’s new signaling system was successfully installed during 2005 without disruption to regular service. Other service improvements included the reconfiguration of Light Rail vehicles to modify the seats, allowing the carriage of more passengers, and the trial commissioning of the Passenger Information Display System in October 2005.

We also added 19 voice and 76 short-poled Platform Contactless Smart Card Processors at various Light Rail stops to assist visually impaired and wheelchair passengers respectively.

Bus Operations

We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system and the East Rail line. As of December 31, 2005, we operated 15 feeder bus services excluding the East Rail feeder services. We upgraded and expanded our fleet during 2005, taking possession of the remaining second-hand buses from an order of 53 we placed in late 2004. 39 of the buses have replaced our non–air-conditioned buses, while the other 14 are to be used to open new routes or improve service levels on existing routes. Our entire 143 vehicle bus fleet is now air-conditioned.

We are not entitled to charge fares on our feeder bus services for the East Rail but may charge for bus services operating in certain areas in the north-western New Territories. We entered into a commercial agreement with Kowloon Motor Bus in May 1999 to run our feeder bus routes to Tai Po, Shatin and Fo Tan. As of December 31, 2005, there are six such routes. This arrangement enables us to generate revenues (from fares charged by Kowloon Motor Bus) from passengers who do not use the bus services to connect to the East Rail and, by indirectly benefiting from fuel tax concessions given to franchised bus operators such as Kowloon Motor Bus, to reduce costs. The special bus routes are stand-alone routes which charge a separate fare and to which the discount for transfer within our rail network is not applicable. As a result of the increase in fuel prices, bus operating costs increased significantly during the year.

The average daily bus ridership during 2005, excluding the six feeder routes for the East Rail run by Kowloon Motor Bus, was 74,600, an increase of 31.7% from the average of 56,660 recorded in 2004. The market share of the Light Rail feeder buses in the north-western New Territories was 9.9% in 2005.

Throughout 2005, we continued to adjust bus routes and schedules to better meet passenger demand. In March 2005, we cancelled two routes due to low demand and rising fuel prices and commenced operation of two new routes as part of the ongoing enhancement of our West Rail and Light Rail feeder services. We also outsourced one residential route to Sun Bus Limited in August 2005.

Performance of the West Rail, Light Rail and Bus

The West Rail and Light Rail revenue (including bus operations) increased 11.5% from 2004 to 2005 to HK$890 million (US$ 114.8 million) because of the significant increase in patronage on the West Rail resulting from the improved accessibility to the West Rail stations and the introduction of promotional offers. Our West Rail and Light Rail operations (including bus operations) accounted for 16.5% of our total revenue.

Freight Services

As the cost and efficiency of mainland China’s freight transportation services and infrastructure continues to improve, our freight business continues to decline. In April 2005, the Managing Board decided to phase out our freight forwarding business and to reposition our freight business as a carrier and terminal operator.

Freight services, operating on the same track as the East Rail passenger services, convey cargo by rail between Hong Kong and mainland China. We carry three main types of cargo:

(1)	livestock;

(2)	breakbulk; and

(3)	containers.

Our containers and breakbulk cargoes comprise mainly textile fibres, foodstuffs, metals, chemicals and machinery.

We operate container services to a total of 42 cities and breakbulk services to a total of 60 cities in mainland China. We have one representative office in Shenzhen in mainland China to facilitate liaison with our railway counterparts, business associates, customers and the mainland customs authorities. Freight revenue decreased by 23.5% to HK$52 million (US$6.7 million) in 2005 from HK$68 million in 2004, mainly due to the decrease in rail freight traffic and the winding down of the freight forwarding business. Freight services accounted for 1% of our total revenue in 2005.

Southbound rail-borne freight, both breakbulk and containerized, either originates in Guangdong Province or comes from the interior provinces of mainland China via Guangdong Province. Once rail cargoes reach Pinghu in mainland China, they are distributed either to Yantian and Shekou in Guangdong for transshipment, or to Hong Kong for transshipment or local consumption. Yantian and Shekou, which are container terminals in Shenzhen, mainland China, are competitive threats to Hong Kong transshipment services if Chinese exporters choose to export through these ports, as they offer lower terminal handling charges than Hong Kong. However, we believe that the less developed infrastructural support and financial services support render these ports a less attractive option than the ports in Hong Kong. In order to achieve a steady and regular cross-boundary rail cargo flow between Hong Kong and the cities in mainland China, we believe it will be important for us to develop more block trains between Shenzhen/Hong Kong and inland cities and for the Ministry of Railways to grant to us special cross-boundary rail freight package rates.

The livestock freight service is a regular and longstanding business but it carries a low margin and has minimal traffic volume due to an increase in the popularity of road-based methods of freight transportation. There is a general market trend towards containerized cargoes. In line with this trend, our container rail freight business accounted for a higher proportion of our freight business than other rail freight segments. In view of the severe competition ahead, we have continued to work with the Ministry of Railways, local railway administrations, customs authorities, railway container companies and rail freight agents to streamline boundary formalities, develop block train services, improve transit times and secure competitive rail freight packages. We are also continuing with the regulatory and approval processes for the commissioning of the Dongguan Freight through-train and Suzhou container block train.

Safety Audit System

The safety of our assets and systems, as well as that of our staff and the environment, is managed by a comprehensive safety audit system. Safety management is overseen directly by our senior management, which closely monitors all safety-related procedures. We regularly conduct quality and safety audits and risk assessments as required by law. We also conduct regular drills with emergency service agencies to hone emergency preparedness, organize passenger safety promotions and work to continuously improve our safety and risk management performance. Our staff accident rate has decreased steadily in recent years. In 2005, the staff accident rate was 5.4 accidents per 1,000 employees, well below the Hong Kong average of around 18 accidents per 1,000 employees recorded in 2004.

We are a member of the Rail Safety Audit Program of the American Public Transportation Association (“APTA”), which conducts in-depth audits in a three-year cycle. In March 2005 an APTA team of experts in safety and security management, engineering, and operations conducted a full-scale safety audit of our practices. The audit was based on APTA’s 24-element System Safety Program Plan, which builds on the internationally recognized OHSAS 18001 safety management system and includes railway specific safety critical issues. The audit team has reviewed our safety and security management system, safety culture, operational rules and procedures, accident investigation, training, equipment maintenance and repair, security efforts and station operations.

APTA’s report on our entire transport network found that we have “developed a proactive safety culture that is embedded in all employees’ core day to day responsibilities” and that we have “developed industry leading practices within the scope of critical safety elements including hazard management, safety training, data analysis, engineering analysis and emergency preparedness.” The audit team also suggested several ways in which we could act to continually improve safety and security management and further enhance railway operation and engineering effectiveness. In May 2005 the Transport Division completed a comprehensive action plan to evaluate and implement these recommendations.

Maintenance

Our inspection and maintenance regime is in line with international standards and includes strategies such as preventive maintenance, reliability-centred maintenance, constant monitoring of the performance of components and equipment, and lifecycle analysis. As part of our continual review of maintenance practices, we asked the APTA experts to conduct a technical assessment evaluating our maintenance practices and operating performances in 2005. Their assessment confirmed that our maintenance practices and operating performances are consistent with best practices in the mass transit industry.

Safety and Health Management

We work to continuously improve our safety and risk management performance by setting realistic and achievable objectives, monitoring and measuring performance, working closely with contractors, and periodically auditing and reviewing our safety and risk management programs.

During the year, 59 station staff were certified as pre-hospital trauma life support providers after attending a course jointly offered by the American College of Surgeons Hong Kong Chapter, the Hong Kong St. John Ambulance Association and the National Association of Emergency Medical Technicians.

The course trained staff in the assessment of trauma patients, examination, diagnostic and specific pre-hospital trauma intervention skills. After passing a stringent written and practical examination, the staff were certified by the National Association of Emergency Medical Technicians. We will send staff to the training on an ongoing basis in order to be able to provide qualified emergency medical assistance to passengers if needed.

In addition to job-specific safety training, we regularly conducted general safety training in areas such as fire safety, hazard management and construction site safety, and held regular talks on common workplace health issues.

In response to the threat of an avian flu epidemic, the Management Committee approved a response plan for special medical situations and established a corporate response team to coordinate response actions. The plan is designed to control the health risk to our customers, staff and contractors, and to maintain business operations.

In October 2005, we launched an Occupational Injury Rehabilitation Programme that provides rehabilitation services to injured staff. The programme seeks to facilitate an optimal recovery and a safe return to work for employees injured in the course of employment, and is available free-of-charge to all staff.

New Rail Extensions

Our principal capital expenditure currently in progress is incurred in connection with the construction of the Lok Ma Chau Spur Line and the Kowloon Southern Link. In the near future, pending the Government’s decision on the Shatin to Central Link, we may incur further capital expenditure in connection thereto. We have also commenced planning for the Northern Link and Express Rail Link. Under the provisions of the Rail Merger Bill, we would continue to be responsible for all capital expenditure incurred with respect to the Lok Ma Chau Spur Line and the Kowloon Southern Link. The proposed amendments to be made to the KCRC Ordinance specify that during the Service Concession Period, we will not exercise our powers under the KCRC Ordinance to construct any new railway projects.

Lok Ma Chau Spur Line

To relieve pressure on Lo Wu station at the boundary with mainland China, where the current weekend peak hour passenger demand exceeds the current immigration processing capacity, we are constructing the 7.4-kilometer Lok Ma Chau spur line from Sheung Shui station on the East Rail main line to Lok Ma Chau station at the boundary with mainland China (“Lok Ma Chau Spur Line”), as Hong Kong’s second railway boundary crossing. By providing a second railway boundary crossing between Hong Kong and mainland China, the Lok Ma Chau Spur Line will relieve congestion at Lo Wu and facilitate growth in cross-boundary rail passenger traffic.

The Lok Ma Chau Spur Line will consist of 5.2 kilometers of tunnels and 2.2 kilometers of viaducts. The Lok Ma Chau Spur Line will branch off the existing East Rail alignment north of Sheung Shui station, run in tunnels from Sheung Shui to Chau Tau, and then rise gradually onto viaducts until it reaches the new station at Lok Ma Chau.

We have worked closely with the rail, municipal and immigration authorities in mainland China to ensure that the Lok Ma Chau Spur Line will be integrated into the transportation and immigration facilities on the mainland China side of the boundary. The Lok Ma Chau Spur Line Terminus will be linked to Huanggang station of the Shenzhen Metro by a double-deck passenger bridge.

Construction commenced in January 2003 and by the end of 2005, concrete structures for the Lok Ma Chau Spur Line were substantially complete and the project had advanced from the civil construction stage to the installation of railway systems. The civil construction works completed in 2005 included the breakthrough of the southbound bored tunnel in April, and the completion of the cut-and-cover tunnel structures at Kwu Tung in October, which marked the substantial completion of the structural works for the entire tunnel section. In addition, all parapet panels along the two-kilometer viaduct section of the Lok Ma Chau Spur Line were installed in early 2005, completing the structural work on the viaducts. Electrical and other mechanical works, such as the installation of fire mains and trackside lighting, were 85% complete as at the end of the year. Tracklaying commenced in March 2005 and was completed in February 2006.

Substantial progress was made on all railway systems works during 2005. All down line tracks and up line tracks on the viaduct section were laid, and works trains began installing trackside cabling and equipment. The overhead line has been installed along the viaduct and at the terminal building and partial acceptance tests were underway by the end of the year.

Lok Ma Chau station, the four-storey cross-boundary terminal building that will house the railway, customs and immigration facilities, was topped out in April 2005, and the structure of the passenger bridge linking Lok Ma Chau station to Shenzhen was completed in November 2005. Building services installation and architectural fitting out works at Lok Ma Chau station were 84% and 80% complete respectively, at the end of 2005.

An Environmental Committee created for the Lok Ma Chau Spur Line meets regularly to review and monitor our environmental performance on the Lok Ma Chau Spur Line. It is composed of members from KCRC and environmental groups, including Friends of the Earth (HK) Charity Ltd., the Hong Kong Bird Watching Society and WWF Hong Kong. The Lok Ma Chau Spur Line project utilizes real-time web cameras that monitor the site so members of the public can observe the environmental performance of the project teams. Work on the Lok Ma Chau Ecological Enhancement Area is nearing completion, and the remaining re-profiling and planting work in the main marsh area will be finished by mid 2006. The reed-planting program to enhance wastewater polishing was completed, while the fishpond restoration works under the viaduct section progressed smoothly.

In 2005, we recorded a very low incidence rate of construction site accidents (reportable accidents per 1,000 workers) of 11.83 for the Lok Ma Chau Spur Line, well below the Hong Kong average of 60.3 (2004) and the project goal of below 25. The record was the result of a coordinated programme by ourselves and our contractors to ensure a safe working environment and the fostering of a “Zero Accident” culture.

We expect 2006 to be a crucial year in terms of completing works and rigorous testing and commissioning procedures, including completing the necessary statutory inspections, for the Lok Ma Chau Spur Line.

The Lok Ma Chau Spur Line is scheduled to commence passenger operations in early 2007.

Kowloon Southern Link

The Kowloon Southern Link will run along Canton Road and link East Tsim Sha Tsui station to the West Rail’s Nam Cheong station, joining our two major railway lines at the southern end. The link will provide the traveling public with a convenient and direct point of transfer between these two railway lines. On completion, the West Rail will be extended from Nam Cheong station to Hung Hom via West Kowloon and Tsim Sha Tsui, and both the East Rail and the West Rail will terminate at Hung Hom with convenient cross-platform interchanges provided.

In late 2004 we amended the Kowloon Southern Link Railway Scheme in response to views received during the gazettal period, and the Government gazetted these proposed amendments for public comment in January 2005. The Environmental Protection Department issued the Environmental Permit on May 3, 2005 and the Chief Executive in Council’s authorization of the project under the Railways Ordinance was gazetted on June 24, 2005. The three design and build contracts were awarded on August 1, 2005. Construction on the railway began in November 2005. The contracts, with a combined value of HK$3.1 billion, were awarded in conformity with World Trade Organization procedures.

The Kowloon Southern Link will be entirely underground, and will be using a less-disruptive underground tunnel boring method to minimize interruption to surrounding businesses. We have set up three Community Liaison Groups for the Kowloon Southern Link to ensure that all parties affected by the project will be informed and involved throughout the construction process. In addition, we have created a Community Liaison Office at the site office on Canton Road to respond to enquiries from the public.

We expect the current total estimated project cost to be HK$8.7 billion (US$1,123.3 million), of which HK$8.1 billion (US$1,039.4 million) will be construction costs, HK$0.2 billion (US$31.5 million) will be land acquisition costs and HK$0.4 billion (US$52.4 million) will be financing costs. While the details on the capital expenditure related to the Kowloon Southern Link are still being reviewed and are subject to change, we expect to finance the project from internal resources and new debt.

Construction on the commencement of the Kowloon Southern Link began on November 7, 2005. We expect the Kowloon Southern Link to be completed in 2009.

Planned Railway Extensions

Northern Link and Express Rail Link

On February 6, 2006, the Government announced that we were invited to proceed with further planning for the Northern Link and the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link. It was also announced that the Northern Link would proceed with the Express Rail Link as one combined project.

The Northern Link would extend our rail network from the West Rail’s Kam Sheung Road Station to Lok Ma Chau. It would provide a cross-boundary link for the West Rail, and by joining the northern sections of the West Rail and the East Rail at a new interchange station, it would create a new railway corridor between the North Eastern and North Western New Territories.

The 30-kilometer Hong Kong section of the Express Rail Link would largely run on lines shared with our other railways. It would originate from a new terminal in West Kowloon and run along the Kowloon Southern Link, the West Rail and the proposed Northern Link with a new tunnel to the boundary crossing with mainland China. The Express Rail Link will be connected to mainland China’s national express rail network and the rapid transit system being developed in the Pearl River Delta.

Upon completion of the project, the northern sections of the East Rail and the West Rail will be linked, and Hong Kong will be directly connected to mainland China’s national express rail network.

Shatin to Central Link

In response to the Government’s invitation in July 2001, we submitted a proposal for the design, construction, financing and operation of a new railway line from Shatin to Central (the “Shatin to Central Link”). On June 25, 2002, the Government announced that we had won the bid to build and operate the Shatin to Central Link. We have completed the scheme design for the Shatin to Central Link and we submitted the draft final proposal to the Government in September 2004. All comments received from the Government were addressed in 2005. The draft final proposal contemplated the extension of the East Rail across Victoria Harbour and the extension of the Ma On Shan Rail to the West Rail via East Kowloon. The railway scheme and implementation program of the Shatin to Central Link are subject to the Government’s final decision, which is pending.

Financing of Capital Expenditure

To date, we have funded our capital expenditure through earnings, capital contributions by the Government and borrowings. To fund the West Rail and the East Rail Extensions projects, we relied largely on capital contributions by the Government and borrowings. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting a total equity injection of HK$29.0 billion from the Government in connection with the development of the West Rail. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Tsim Sha Tsui Extension and Ma On Shan Rail. We expect to incur significant capital expenditure in connection with the Kowloon Southern Link, with material expenditure expected to begin in 2006. We will likely expand our borrowings (by drawing down on the HK$8 billion available under the HK$8 billion credit facilities agreement dated September 28, 2004) to meet part of the project costs of the Kowloon Southern Link. We currently expect borrowing costs to represent about 5% of the total capital costs of the West Rail, East Rail Extensions and the Kowloon Southern Link.

Pricing of Rail Services

Under the KCRC Ordinance, we are empowered to determine fares for our passenger services and charges for freight and other services. Our Managing Board normally reviews fares on an annual basis. The Managing Board exercises this power independently of the Government, taking into consideration a number of factors, such as increases in operating costs, financing of maintenance and improvement programs, our ability to raise and service debt, the prevailing rate of inflation, competition and affordability of price increases. The Chief Executive of Hong Kong may, if he considers that public interest so requires, exercise his power to direct us to take any action in respect of fares contrary to prudent commercial principles. If the Chief Executive of Hong Kong were to so direct, we would be entitled to reasonable compensation from the Government as a result of that direction. To date, the annual fare review has involved marketing studies, passenger and public surveys and consultation and communication with interested parties. We also consult with both the Transport Panel of the Legislative Council and the Transport Advisory Committee to obtain their views as to the likely public reaction to a particular fare revision. This consultation process does not apply in relation to any fare reductions or short-term promotions, although the Government is notified in advance of such reductions and promotions.

In addition, we believe that wage inflation has recently begun again in the local labour market. Having held down operating costs (of which approximately 48% comprises staff wages) and not increased fares for eight years, we believe that it will be difficult to accommodate future inflationary cost increases without compromising our service standards. Throughout 2005, we have focused on building patronage on all lines so as to generate additional revenue from both fares and other commercial activities associated with our railway network.

Following the implementation of the proposed Rail Merger with MTRCL, MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make an upfront payment to us of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of such Service Concession, MTRCL would share with us a percentage of revenues from our rail network ranging between 10% to 35% of the revenues exceeding HK$2.5 billion generated from our network.

The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index (“CPI”), average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	2001	2002	2003	2004		2005
Annual average passenger fare increase (%)
East Rail(1)	0.00	0.00	0.00	0.00		0.00
Light Rail	0.00	0.00	0.00	0.00		0.00
West Rail	—	—	0.00	0.00		0.00
Increase/(decrease) in CPI(2) (%)	(1.70)	(3.20)	(2.10)	0.00		1.20
Increase/ (decrease) in average operating costs(3) per passenger carried (%)
East Rail(1)	(1.54)	(1.56)	3.17	—	(5)	—	(5)
Light Rail	2.07	(7.61)	(2.20)	—	(5)	—	(5)
West Rail	—	—	— (4)	—	(5)	—	(5)

(1)	Excluding through-train services.
(2)	Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditure of HK$4,500 to HK$18,499 in 1999/2000, broadly equivalent to HK$4,300 to HK$17,200 at 2005 prices. Source: Census and Statistics Department of the Government.
(3)	The average operating costs per passenger carried as calculated for 2001, 2002 and 2003 are derived before depreciation and net investment income/(net borrowing costs). The cost of feeder buses are included in the operating costs of the East Rail and the Light Rail.
(4)	The West Rail commenced operations on December 20, 2003. Information relating to total number of passengers, and railway operating profit/(loss) per passenger carried for the West Rail in 2003 is not shown due to the limited period of operation.
(5)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management divisional structure, a transport services segment has been created in place of individual segments comprising of the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of the operating costs have been incurred indivisibly for the various railway services segments. As such, since 2004, separate profit/(loss) figures for individual business segments have not been available.

The introduction of the Octopus Smart Card payment system in September 1997, now used by over 85% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. The Octopus Smart Card was used by approximately 93% of our passengers traveling on the East Rail and approximately 77% of passengers traveling on the West Rail in 2005. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, a wholly owned subsidiary of Octopus Holdings Limited in which we own a 22.1% interest. Octopus Holdings Limited’s other shareholders include other public transport carriers such as MTRCL and franchised bus operators. Implementation of the Octopus Smart Card has reduced congestion at entries into stations, lowered maintenance costs for the entry gates and administrative costs generally, and decreased incidences of damaged cards.

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

•	The Kowloon Southern Link, see “Item 4. Information on the Corporation––Business Overview––Rail Operations––Planned Railway Extensions––Kowloon Southern Link.”

•	The Shatin to Central Link, see “Item 4. Information on the Corporation–Business Overview––Rail Operations––Planned Railway Extensions––Shatin to Central Link.”

•	The Port Rail Line, which would provide a direct freight rail link between mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port, thereby enhancing connectivity between Hong Kong and its mainland hinterland and increasing the volumes of cargo transported by rail to and from Hong Kong’s Kwai Chung Container Port.

•	The Northern Link, see “Item 4. Information on the Corporation––Business Overview––Rail Operations––Planned Railway Extensions––Northern Link.”

•	The Regional Express Line, see “Item 4. Information on the Corporation––Business Overview––Rail Operations––Planned Railway Extensions––Express Rail Link.”

The Government announced its population policy in February 2003 and is expected to release its long term planning study of “Hong Kong 2030” which would provide a new set of planning data for population and employment projections. The study is likely to have an impact on future railway development.

Property Development and Services

Our Property Division consists of two departments, the first dealing with property development along the railway lines, and the second with commercial activities, including leasing, advertising and property management of our own properties along the railway lines. The Property Division aims to maximize the use of railway land by developing properties jointly with property development companies and exploiting new revenue sources in order to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or in the proximity of railway stations and depots remain in good demand owing to the access they provide to public transport systems. In 2005, the Property Division accounted for 14.3% of our total revenue.

Property Development

We develop property for the following reasons: to secure a permanent and increasing flow of passengers for our railway services; to contribute towards the capital costs of new railway projects; and to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive.

In an effort to contribute towards market stability, we have reached a consensus with the Government that the residential property sites along the West Rail and the Ma On Shan Rail will be completed no earlier than 2008. Subject to such agreed restriction, we resumed inviting expressions of interest in our property projects in 2005. We successfully awarded the tender for the Wu Kai Sha project in 2005 and the tender for the Tai Wai Maintenance Centre project in 2006.

In addition, in partnership with research teams from the Chinese University of Hong Kong and the University of Hong Kong, we initiated an innovative multi-disciplinary Linear City Research Project which examines the “linear city” running along railway alignments. We completed Module Two of this project in October 2005 with preliminary findings indicating a demand for greater commitment towards sustainable community development and calls for better environmental, social and governmental thinking in the formulation of policies.

Arrangements with Developers

We have been involved in joint development ventures with established property developers for the development of properties along our railway lines since 1985. We select our joint venture partners for each development based on their development experience, financial capability, track record and the terms and conditions of each joint venture proposed. In the case of property developments along existing railway lines, developers will be invited to form joint ventures with us. Developers generally fund the cash development costs including land premium, construction costs and finance charges and bear substantially all development risks. In the case of new railway lines such as the West Rail and the Ma On Shan Rail, we may, in certain circumstances, undertake the construction works with respect to the necessary property development enabling works in conjunction with the railway works in order to preserve the development potential above the new railway lines. Developers will then be solicited to undertake the property developments. Profits from the developments, with the exception of the West Rail property sites and proposed property sites along the Kowloon Southern Link, after reimbursement of development costs, are shared between us and the developers. In certain instances, the minimum profit to us has been guaranteed by the parent holding company of our joint venture partner. The level of profits in excess of any minimum profit guaranteed by the developer would be primarily determined by prevailing market conditions at the time. The development of the properties is managed by project coordination committees, usually with equal representation from both us and our joint venture partner, but where we have a casting vote. We retain control over the disposal of properties completed by the joint ventures, including decisions regarding whether to sell or lease the properties, the offer price and sale price if we decide to sell, and the lease terms if we decide to lease the properties.

Under the terms of the project agreement as entered into between the Government and ourselves, any property development to be undertaken by us for the Kowloon Southern Link at sites either above, below or adjacent to the West Kowloon Station will be subject to the grant of a private treaty for a term of 50 years in a form and containing such conditions as may be prescribed by the Government. For each development, we will pay a premium to the Government in either installments or a lump sum. If it is to be paid in installments, the first portion will be at the prevailing market value as at the date of the grant and in respect of the subsequent installments, as at such date as may be set out in the applicable conditions of grant governing the commencement of construction of that particular phase of development. If it is to be paid in a lump sum, it will be at the prevailing market value as at the date of the grant.

We will undertake the property developments in such manner and upon such terms as may be set out in the relevant private treaty grants. We will be responsible for the necessary planning, design and construction of the property developments. We also intend to enter into joint venture arrangements with various developers for the completion of the developments. For West Rail Property Development Limited (“WRPDL”), an intermediate holding company jointly formed by us and the Government, profits from the property development, net of costs and expenses we incur in respect thereof, and net of any other development-related costs to be provided for in such arrangements, together with an on-cost of a specified percentage thereon, will be passed to the Government. Under the terms of the proposed Rail Merger with MTRCL, MTRCL would purchase the development rights of the six proposed property sites along East Rail, Ma On Shan Rail and Light Rail, and would be responsible for the implementation of the property development projects.

Properties Completed and Properties under Development

Our completed properties and property under development as of December 31, 2005 are as follows:

	Residential floor area (sq m)	Commercial floor area (sq m)
Developed properties
Pierhead Garden, Tuen Mun	91,400	9,984
Sun Tuen Mun Centre, Tuen Mun	200,000	14,000
Manlai Court, Tai Wai	43,850	420
Hanford Garden, Tuen Mun	88,000	3,200
Sun Yuen Long Centre, Yuen Long	66,430	25,880
Royal Ascot, Shatin	271,656	10,000
Mong Kok Station	—	149,590
The Metropolis, Hung Hom	—	132,218	(1)

Sub-total	761,336	345,292
Property under construction
Ho Tung Lau (Site A)	120,900	2,000
Wu Kai Sha	168,650	4,000

Total	1,050,886	351,292

(1)	including 35,034 square meters of serviced apartment units.

The Ho Tung Lau (Site A) joint venture project remained on schedule throughout 2005. Ten 37 to 40 storey residential towers are currently being built on a two-level podium, providing approximately 1,351 residential units and 290 car park spaces. The foundation works and design of the building structure were substantially completed by the end of 2005, and pre-sales for the residential units are scheduled to commence in the first quarter of 2007. Our partner in this project is Full Fair Limited, a subsidiary of Sino Land Company limited. We will manage the development upon its completion in 2007.

West Rail Property Development

For the West Rail, we have identified 13 sites with potential for property development along nine stations. We expect to provide a total gross floor area of 2,273,751 square meters, 90% of which would be for residential use and the remainder for commercial use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2009 to 2016. As part of the agreement for the Government’s injection of HK$29.0 billion of additional equity into us to help fund the development of the West Rail, we will act as the Government’s agent in the development of the property sites along the West Rail, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses to us as provided in an agreement signed in February 2000 between the Government and us. See “Item 7. Major Shareholders and Related Party Transactions––Shareholding in and Loan to WRPDL.” Thirteen subsidiary companies, wholly owned by WRPDL, were formed to implement the property projects for the 13 West Rail property sites. See Note 21 to our audited consolidated financial statements.

In August 2005 we received 10 expressions of interest for the joint venture project at the West Rail’s Tuen Mun Station. However, only one developer submitted a tender after the project’s land premium, set by the Government, was criticized for being too high. After carefully reviewing the tender, we announced that we would re-tender the project after re-negotiating the land premium with the Government in view of recent market changes. We re-invited expressions of interest for our Tuen Mun property development project from the consortium of developers on April 21, 2006, and we have received 12 expressions of interest.

Ma On Shan Rail Property Development

Along the Ma On Shan Rail alignment, four sites have been identified for priority property development and these sites, together with a site at Ho Tung Lau on the East Rail, are expected to provide a total gross floor area of about 954,000 square meters, of which 93% would be residential. These four sites, namely Tai Wai Maintenance Centre (7.06 hectares), Tai Wai station (4.85 hectares), Wu Kai Sha (3.41 hectares) and Che Kung Temple (1.81 hectares), are expected to generate about 10,972 residential flats, which equates to 92% of 830,850 square meters of gross floor areas to be built on these four sites. In accordance with the Government’s property stabilization measures announced in October 2003, these four residential developments will be completed between 2008 and 2013.

Seven developers have submitted tenders for the 3.41 hectare site above the Public Transport Interchange at Wu Kai Sha Station. Seven residential blocks providing 2,528 residential flats will be built in three phases, with the first phase scheduled for completion in 2008. We have successfully awarded the tender for the Wu Kai Sha project to Shine Harvest International Limited, a wholly owned subsidiary of Sino Land Company Limited.

In November 2005, we received 24 expressions of interest in the Tai Wai Maintenance Centre project. Twelve residential towers housing 4,304 flats will be built above the Tai Wai Maintenance Centre which has been in operation since 2004. It will also comprise two schools and community facilities. Invitations were subsequently sent to the short-listed developers inviting submissions of tender for the Tai Wai Maintenance Centre project. The tenders for the project were awarded to East City Investments Limited, a wholly owned subsidiary of Cheung Kong (Holdings) Limited in April 2006, with a target completion date in 2010.

Commercial Activities, Leasing and Property Management

We generate recurrent revenue from our properties located within our railway stations and in the proximity of our railway networks. These properties include a total station trading area of 24,587 square meters at the East Rail, West Rail stations and the newly commissioned Ma On Shan Rail, an aggregate of 21,909 square meters of commercial office space at Citylink Plaza at the Shatin station, 5,576 square meters at the KCRC Hung Hom Building and an aggregate of 40,077 square meters of retail shopping space at five other sites, which are Sun Tuen Mun Shopping Centre, Citylink Plaza, Plaza Ascot, Hanford Plaza and Ocean Walk (formerly Pierhead Plaza). We continue to diversify the trade mix found in our stations, where sources of income include leasing of space for retail shops, restaurants and offices, as well as licensing of duty-free businesses, car parks, advertising, telecommunications and exhibitions. In some cases, we have negotiated arrangements with the operators for rents which are linked to their sales turnover. In terms of estate management, as of December 31, 2005, we managed a total of 9,854 residential flats, 3,457 car park spaces and 91,180 square meters of commercial floor area along the railway lines of the East Rail and the West Rail networks.

In 2005, the average occupancy rate of the commercial premises at our stations, commercial offices and shopping centres was 92%. This was largely attributable to the upturn in the Hong Kong economy. This in turn afforded us the opportunity to raise rentals in our shopping centres and station concourses upon renewal of current tenancies, and also to benefit from tenants’ upturn in business where rents are based on profit sharing, an arrangement often adopted for West Rail station shops. However, due to lower than expected passenger traffic, many of our tenants at our West Rail stations are currently experiencing business difficulties and there is a possibility that these tenants might not renew their leases beyond 2006. Recurrent revenue generated from commercial activities and property leasing totaled HK$771 million (US$99.4 million) in 2005, an increase of 10.9% over 2004. In 2005, our commercial activities, leasing and property management accounted for 14.3% of our total revenue. The contribution of such revenue to our bottom line is important, especially since many of the activities concerned do not attract heavy depreciation charges encountered with our transport projects. In order to improve business and traffic flows at our various KCRC shopping centres, we conducted intensive marketing campaigns. Promotional activities included the Pan Choy dinner, the Metro Hit award, primary school debate competitions, lucky draws and celebrity shows.

During the year, we carried out a major refurbishment of Ocean Walk (formerly Pierhead Plaza), a 9,832 square meter shopping centre located adjacent to the Tuen Mun Pier. Work commenced in June 2005 and was largely completed by the end of 2005. Prospective tenants have provided positive feedback in respect of the centre’s new layout and façade and we anticipate that as a result of the renovations we will attract a more diverse tenancy base. As of February 2006, the renovated centre was 90% leased out.

To further capitalize upon improved economic conditions in Hong Kong, we released an additional three floors of prime office space at Citylink Plaza for commercial leasing in 2005. Planning and design on a major Shatin Expansion Project also commenced during the year. This project is anticipated to provide an additional 8,000 square meters of retail space in Shatin station and Citylink Plaza. It is scheduled for completion in 2009.

Revenue from station shops increased by 28% during the year, again due to favorable economic conditions in Hong Kong throughout 2005. Along the East Rail, the 148 additional shops added by the opening of the Tsim Sha Tsui Extension and the Ma On Shan Rail were 86% occupied by the end of 2005. With the expiration of our rental relief program for station shops along the West Rail, the payment of full rent resumed in some locations.

Duty free sales at Lo Wu and on-board our through-trains continued to grow during the year, contributing to an increase in revenue of 8% in 2005 when compared to 2004.

Revenue from our commercial exhibition business increased 38% during the year due to an increased number of exhibitors who were attracted by the high exposure of the exhibition sites and the resulting opportunities to market their services and products to our passengers.

We launched Hong Kong’s first on-train quasi-real time audio-visual system, Newsline Express, in August 2005 in partnership with Hong Kong Cable News Express Limited, a subsidiary of i-CABLE Communications Limited. In addition to providing current news, the medium is an effective tool for delivering advertising and promotional messages and has attracted clients from a variety of sectors. With the upturn in the Hong Kong economy, the successful launch of Newsline Express, the increasing demand for in-train sticker advertising and our first use of large T-shaped outdoor panel advertising in Hung Hom, our advertising revenue grew 28% in 2005 when compared with 2004.

Future Plans

We are channeling our efforts towards progressing the property development program for properties along the Ma On Shan Rail and the West Rail in 2006. Two projects are due to commence the tender process in the later half of 2006 while pre-sales for residential flats of the Ho Tung Lau (Site A) project will also commence in 2006.

We also intend to continue to expand our property management services during 2006, and to extend such services to both our shopping centres and station shops.

Under the terms of the proposed Rail Merger, MTRCL has agreed to pay HK$7.79 billion to buy property interests from us comprising our property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties.

Competition

Although we operate the only passenger and freight rail service from Hong Kong to mainland China on the East Rail line and the only passenger rail service in the north-western New Territories on the West Rail and the Light Rail systems, we face and will continue to face intense competition from alternative modes of transportation. Our rail services face competition from other rail operators in Hong Kong, buses, minibuses, shuttle buses, taxis and private cars in our passenger operations within Hong Kong, and from buses, tour coaches, barges and airplanes in our cross-boundary passenger operations. We expect competition from road-based modes of transport to grow. We face competition mainly from trucks, barges and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, barges and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition in public motor bus services in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.

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

The KCRC Ordinance empowers us to establish our own fares for passenger, freight and other services. The KCRC Ordinance also allows the Chief Executive of Hong Kong to give us a direction in writing of a general or specific nature, including in respect of fares, if he considers it to be in the public interest. To date, neither the Chief Executive of Hong Kong nor his predecessor prior to July 1, 1997, the Governor of the British Colony of Hong Kong, has exercised this power since our establishment. If the Chief Executive of Hong Kong gives us a direction that requires us to act contrary to prudent commercial principles, the KCRC Ordinance provides that we are entitled to reasonable compensation from the Government as a result of that direction.

Pursuant to the Rail Merger Bill, the KCRC Ordinance will be amended to empower us to enter into and grant the Service Concession to MTRCL and implement the terms of the Rail Merger. The proposed amendments to the KCRC Ordinance include provisions to clarify that, during the Service Concession Period, we will not exercise our powers under the KCRC Ordinance to operate railway and bus services nor to construct new railways during the Service Concession Period, and that we will not be required to appoint a Chief Executive Officer during the Service Concession Period, among others.

Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare a dividend in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made four dividend payments, HK$300 million in 1997 (representing 9.75% of our 1996 profit after taxation), HK$620 million in 2003 (representing 28.5% of our restated 2002 profit after taxation), HK$620 million in 2004 (representing 45.4% of our restated 2003 profit after taxation) and HK$172 million in 2005 (representing 33.5% of our restated 2004 profit after taxation).

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

Environmental Matters

We affirmed our commitment to caring for the environment through the unveiling of our “Forever Green” campaign in January 2005. This campaign was designed to promote the efficient use of energy and to minimize waste. We joined the Environmental Protection Department’s Wastewise scheme and gained the Gold Logo when we successfully achieved our 14 waste reduction targets. We also won the Hong Kong Awards for Industries: Environmental Performance Award for 2005 for our recent environmental initiatives and efforts. Additionally, power factor correction equipment was introduced on our trains to reduce energy consumption, and the lighting and air-conditioning systems on trains are now turned off when empty. Our diesel locomotives and buses use ultra-low sulphur diesel fuel and some station escalators and ticket machines are turned off during non-peak hours to save energy. All of our train washing plants are equipped with water recycling systems, and 85% to 90% of the water used is recycled. We endeavor to use energy efficient lighting, and green products such as remanufactured printer toners, biodegradable track lubricants, biodegradable barrier tapes, cleaning agents and the like, wherever possible.

We believe that our existing operations are in substantial compliance with Hong Kong’s environmental regulations, including Hong Kong’s stringent Noise Control Ordinance. We try to ensure that the impact of our projects and operations on the environment is kept to a minimum by implementing environmental management systems meeting the ISO 14001 standard. This is an international certification standard published by the ISO to demonstrate a company’s capability to efficiently manage its environmental impacts. In April 2005 we successfully expanded the scope of our ISO 14001 certification to cover the whole of the Transport Division, which includes the operations of all of our transport services. Our Capital Projects Division is scheduled to gain ISO 14001 certification by the end of 2006.

For projects under development, we are required to comply with the statutory processes prescribed by the Government, including submission of an Environmental Impact Assessment to the Environmental Protection Department and satisfactory conclusion of a public consultation period. We perform these assessments prior to the commencement of each new project, therefore enabling us to evaluate the environmental impact in advance and put in place any necessary mitigation measures. We review all of our contractors’ environmental management plans prior to construction and their compliance is audited by our environmental specialists and independent checkers to ensure conformity with all relevant environmental laws and project requirements.

4.C Organizational Structure

We have the following subsidiaries:

Subsidiary name	Jurisdiction of incorporation	Proportion of ownership
Manlai Court Property Management Company Limited	Hong Kong	51.0%
Sun Tuen Mun Centre Management Company Limited	Hong Kong	100.0%
Royal Ascot Management Company Limited	Hong Kong	100.0%
Hanford Garden Property Management Company Limited	Hong Kong	100.0%
Pierhead Garden Management Company Limited	Hong Kong	100.0%
The Metropolis Management Company Limited	Hong Kong	51.0%
V-Connect Limited	Hong Kong	100.0%
Capital System Limited	Hong Kong	100.0%
Buoyant Asset Limited	Hong Kong	100.0%
Advanced Asset Limited	Hong Kong	100.0%
Quality Asset Limited	Hong Kong	100.0%
Kasey Asset Limited	Hong Kong	100.0%
Circuit Asset Limited	Hong Kong	100.0%
Shining Asset Limited	Hong Kong	100.0%
Fluent Asset Limited	Hong Kong	100.0%
Unique Asset Limited	Hong Kong	100.0%
Kudos Asset Limited	Hong Kong	100.0%
Bowman Asset Limited	Cayman Islands	100.0%
Statesman Asset Limited	Cayman Islands	100.0%
Interwind Asset Limited	Hong Kong	100.0%
West Rail Property Development Limited(1)	Hong Kong	51.0%

Subsidiaries of West Rail Property Development Limited

Kam Sheung Property Development Limited(1)	Hong Kong	51.0%
Kwai Fong Property Development Limited(1)	Hong Kong	51.0%
Long Ping Property Development Limited(1)	Hong Kong	51.0%
Long Ping South Property Development Limited(1)	Hong Kong	51.0%
Nam Cheong Property Development Limited(1)	Hong Kong	51.0%
Pat Heung Property Development Limited(1)	Hong Kong	51.0%
Tin Shui Wai Property Development Limited(1)	Hong Kong	51.0%
Tsuen Wan West Property Development Limited(1)	Hong Kong	51.0%
Tsuen Wan West Cityside Property Development Limited(1)	Hong Kong	51.0%
Tsuen Wan West TW6 Property Development Limited(1)	Hong Kong	51.0%
Tsuen Wan West TW7 Property Development Limited(1)	Hong Kong	51.0%
Tuen Mun Property Development Limited(1)	Hong Kong	51.0%
Yuen Long Property Development Limited(1)	Hong Kong	51.0%

(1)	These subsidiaries are held by us for the sole purpose of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their financial statements are excluded from consolidation as we have no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.

4.D Property, Plant and Equipment

Interest in Leasehold Land held for Own Use under Operating Leases

The majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment and our headquarters and administrative offices, is held by us either as vested land in accordance with the KCRC Ordinance or pursuant to private treaty grants by the Government. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the United Kingdom and the People’s Republic of China, with the exception of grants made after 1997. Under the Government’s land policy, it is provided that a new lease of land shall be granted for a term of 50 years from the date of a grant. As a condition to the grant of land by the Government, we are required to pay a land premium to the Government. The policy also provides that the land leases and special purpose leases (broadly defined as leases containing a total prohibition against assignment), provided that the land is being used for a specific purpose and not required for a public purpose, shall, upon expiry of the lease, be extended at the sole discretion of the Government, for a further term of 50 years without payment of a premium but subject to the payment of an annual rent of 3% of rateable value, as in the case of new leases. Pursuant to the KCRC Ordinance, we may not use the land for purposes other than railway operations and ancillary purposes necessary for our railway operations without the consent of the Government. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than three years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government which may be renewable subject to the Government’s discretion. These lands granted pursuant to short term tenancies and/or licenses constitute a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration. We believe that given our mandate under the KCRC Ordinance and the Government’s policy wording, the current land lease terms will be extended for another 50 years upon their expiry.

4.E Recent Developments

Proposed Rail Merger with MTRCL

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed a non-binding memorandum of understanding (the “MOU”) with MTRCL, providing for a proposed long term service concession of our rail operations and the sale of certain rail and property interests. These arrangements have been commonly described publicly as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by LegCo. The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail system and would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses through a service concession for the Service Concession Period.

The terms of the Rail Merger reflect the five parameters set by the Government, which include: (i) the adoption of a more objective and transparent fare adjustment mechanism; (ii) the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares; (iii) the early resolution of interchange arrangements for rail projects under planning; (iv) ensuring job security for frontline staff of both ourselves and MTRCL at the time of the Rail Merger; and (v) the provision of seamless interchange arrangements in the long term.

The Rail Merger is subject to, among other things: (i) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of MTRCL. All parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.

The Service Concession would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses and would include the purchase of certain rail assets. The Lok Ma Chau Spur Line and the Kowloon Southern Link would be included in the Service Concession upon their completion. MTRCL would keep all revenues generated from the operation of our railway network and other rail-related businesses and would make an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million, as well as a variable annual payment based on revenue generated from our railway and other rail-related businesses during each financial year. The variable payments would be computed as 10% of revenue between HK$2.5 billion and HK$5 billion; 15% of revenue between HK$5 billion and HK$7.5 billion; and 35% of revenue beyond HK$7.5 billion. No variable payment would be made for the first 36 months following effectiveness of the Rail Merger.

During the Service Concession period, MTRCL would be responsible for the daily operations and maintenance of the transport operations and would fund all related operating capital expenditure, including the improvement and replacement of our railway network assets. We would cease to have any railway or bus operation during the Service Concession Period, and we would not be responsible for constructing any new railways during such period. Our role during the Service Concession Period would essentially comprise the following duties: (i) act as the grantor of the Service Concession to MTRCL and receive such concession payments from MTRCL; (ii) hold legal title to all assets not part of the sale to MTRCL, such as the shares in Octopus Holdings Limited; (iii) act as the borrower and obligor in relation to our existing financial obligations and contingent liabilities; (iv) hold legal title to and fund all capital expenditures for ongoing railway projects that would still be under construction as of the effective date of the Rail Merger, such as the Kowloon Southern Link and the Lok Ma Chau Spur Line, and act as the principal of the agency agreement with MTRCL under which we would employ MTRCL as the agent to complete the construction of these ongoing railway projects; and (v) if any future new railways are to be funded by the Government, we would act as the owner of such railway if it were sold or vested in us, or as the lessee if such railway is leased to us. Upon the expiration of the Service Concession Period, the operation of the businesses subject to the Service Concession would revert to us.

Under the terms of the Rail Merger, all of our serving staff would be employed by MTRCL on their prevailing terms and conditions upon the effective date of the Rail Merger. The Rail Merger Bill sets out specific provisions for the transfer of the employment contracts of all our serving staff with continuity of their prevailing retirement benefits.

Upon effectiveness of the Rail Merger, MTRCL would pay us HK$7.79 billion for property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties.

The MOU contemplates that MTRCL would not raise any fares for the period ending on the earlier of (i) the date that is 24 months after the date of the MOU and (ii) the date on which negotiations between ourselves, MTRCL and the Government in relation to the Rail Merger are terminated. After the commencement of the Service Concession, all fare adjustments would be made according to an objective, transparent and predictable fare adjustment mechanism (“FAM”). The FAM would be linked to changes in the composite Consumer Price Index, the Census and Statistics Department Nominal Wage Index (Transport Sector) and a productivity factor. The FAM would not apply to our freight services. This assessment would be conducted annually and the FAM formula would be subject to review every five years by the Government or MTRCL upon request.

ITEM 4. A UNRESOLVED STAFF COMMENTS

Not Applicable

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

Impairment of assets

Under HK GAAP, we comply with HKAS 36 (Impairment of Assets). Internal and external sources of information are reviewed at each balance sheet date to identify indications that the financial assets i.e. interest and other receivables, loans to third party, loan to non-controlled subsidiary and investments and other assets, i.e. property, plant and equipment (other than investment properties carried at revalued amounts), construction in progress, deferred expenditure, properties under development, investments in subsidiaries and associates, may be impaired or that an impairment loss previously recognized may no longer exist or may have decreased.

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

As of December 31, 2005, we assessed whether there was any impairment of our assets at that date in accordance with our accounting policies for the assessment of asset impairment. For financial assets, the asset’s carrying amount is compared to the present value of the estimated future cash flows, except for investments which are stated at fair value. For fixed assets, the estimated cash flows of the railway network were calculated for a period consistent with the estimated useful life of the core assets of the railway network and were discounted using our weighted average cost of capital at December 31,

2005. As a result of these assessments, under both HK GAAP and US GAAP, management considers that our assets are not impaired at December 31, 2005 and, accordingly, no provision for impairment of our assets is required at that date. See Note 40 to our audited consolidated financial statements.

Under both HK GAAP and US GAAP, no provision for impairment or reversal of prior years’ provisions for impairment losses of our assets has been made for the past three years from 2003 to 2005.

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

Depreciation

Under HK GAAP, all fixed assets, except investment properties, are depreciated on a straight-line basis at rates based on the shorter of the estimated useful lives of the assets or over the remaining period of the lease in the case of leasehold land and assets situated thereon.

Investment properties comprise land and/or buildings which are owned or held under a leasehold interest to earn rental income and are held for their investment potential. Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognized in the income statement. No depreciation is chargeable to the income statement.

We review the estimated useful lives regularly in order to ensure that the depreciable amounts of the assets reflect the future economic benefits of the assets. We determine the estimated useful lives with a high degree of judgment by reference to the inherent lives of the assets, user’s experience and the appraiser’s report on the assets under lease, whichever is appropriate. The longer the estimated useful lives, the lesser is the depreciation amount which will be charged to the income statement for the year, and vice versa. In 2005, the useful economic lives of certain fixed assets i.e. fitting-out works, ballast and fare collection systems have been revised. See Note 14(k) to our audited consolidated financial statements.

Under US GAAP, all fixed assets are depreciated over the estimated useful lives of the assets. In case of assets situated on leasehold land, the depreciation life of the fixed assets has to be made with reference to the lease term of the land. See Note 45(c) to our audited consolidated financial statements.

Deferred taxation

Under HK GAAP, deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. We exercise a high degree of judgment in assessing the availability of the future taxable profits which may be generated to utilize the unused tax losses, which substantiates the recognition of deferred tax assets for the unused tax losses.

Under US GAAP, income taxes are accounted for under the asset and liability method. With effect from January 1, 2003, our accounting policy under HK GAAP for the recognition of deferred tax is similar to US GAAP except that under HK GAAP, all deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Our tax losses do not expire under current tax legislation. During the past three years from 2003 to 2005, under both HK GAAP and US GAAP, there was no significant change on the initial estimates of the recovery of the deferred tax assets which relate solely to the future benefit of tax losses. See Note 45(h) to our audited financial statements.

Provisions and contingent liabilities

We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding mediation, arbitration or litigation, mainly relating to the construction of the West Rail and the East Rail Extensions project. We will make a provision for claims when there is a present obligation that probably requires an outflow of economic benefits and the obligation can be estimated reliably. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability. At December 31, 2005, we had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and the East Rail Extensions projects where our total obligations cannot be estimated reliably. We have made provisions in our financial statements at December 31, 2005 for our best estimate of amounts which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by us and accounted for in our audited consolidated financial statements at December 31, 2005. We are in the process of resolving these claims.

Recently issued financial reporting standards

New Accounting Standards

On January 1, 2005 a set of new accounting standards, namely, the Hong Kong Financial Reporting Standards (“HKFRS”), came into effect and replaced the previous accounting standard, the Hong Kong Statements of Standard Accounting Practice (“HK-SSAP”). Please see Note 3 to the audited consolidated financial statements for a detailed account of the implications resulting from the adoption of the new standards. A brief summary of the major implications these new and revised HKFRS had on the results of our operations and financial position are as follows:

(a)	The adoption of Hong Kong Accounting Standards (“HKAS”) 32 and 39 requires the recognition of the fair value of derivatives and hedged borrowings in our balance sheet and that any changes in the fair value of certain financial instruments be recognized in the income statement. In 2005, we recognized an unrealized accounting profit of HK$400 million relating to the fair value change of our derivatives and hedged borrowings;

(b)	The adoption of HKAS 40 requires that any changes in fair value of investment properties be recognized in our income statement. In 2005, we recognized an unrealized accounting profit of HK$171 million as a result of the revaluation of our investment properties;

(c)	The adoption of HKAS 16 requires that our permanent way be depreciated and that rail replacement costs be capitalized and depreciated. This has resulted in an increase in our depreciation charge of HK$121 million and a decrease of HK$20 million in operating expenses in our financial results for 2005; and

(d)	The adoption of Hong Kong Interpretation 4 requires that all fixed assets situated on leasehold land be depreciated over a period not exceeding the lease term of the leasehold land. This has resulted in an increase in our depreciation charge for tunnels, roads, bridges and permanent way of HK$178 million for 2005.

We have restated our prior financial figures to comply with these new and revised HKFRS as necessary.

US GAAP reconciliation

Our audited consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP, are detailed in note 45 to our audited consolidated financial statements.

Restatement of certain prior year US GAAP financial measures

Certain amounts computed under US GAAP for the years ended December 31 2001, 2002, 2003 and 2004 have been restated in 2005.

Depreciation on certain fixed assets

As described in Note 45(c) to our audited consolidated financial statements, our property, plant and equipment situated on leasehold land has been depreciated over the shorter of its estimated economic useful life or the land lease term. We had previously assumed that the lease term of our Hong Kong land leases would be extended for a further 50 years, however such assumption has now been omitted given that the renewal of the lease term of the land lies solely within the Government’s sole discretion.

As the assumption of the extension of the land lease term was made by us in prior years when determining the depreciable life of certain buildings, tunnels, bridges and roads situated on leasehold land for US GAAP purposes, the depreciable life of such fixed assets has now been adjusted accordingly. The effect of the change in depreciable life has been accounted for retrospectively with the relevant prior years’ figures restated accordingly.

Derivative financial instruments

Upon the adoption of HKAS 32 and HKAS 39 with effect from January 1, 2005, we reassessed the valuation methodology of derivative financial instruments and the hedge effectiveness measurement methodology of the cash flow hedges which had previously been recognized in accordance with FAS 133 for the purposes of US GAAP reconciliation. As a consequence of this reassessment, we have concluded that the financial amounts relating to derivative financial instruments determined in accordance with US GAAP in previous years should be restated due to the following reasons:

•	The discount rates previously adopted for the purpose of the fair value calculation of the hedging instruments did not result in the fair values of the hedging instruments being equal to the actual fair value of zero at inception; and

•	The critical terms match approach should not have been adopted for cash flow hedges as not all the critical terms of the hedging instrument and the hedged item were identical. As a result of the adoption of the critical terms match approach, the fair value change of the hedging instruments not attributable to the hedged risk which should have been recognized in earnings had not been identified. In addition, the fair value change of the hedging instrument attributable to the hedged risk recognized in other comprehensive income had not been reclassified to earnings in prior years.

We have revalued our derivative financial instruments for prior years using an updated valuation methodology and re-assessed the hedge effectiveness of the cash flow hedges. Accordingly, the relevant figures included in the US GAAP reconciliation in prior years have been restated.

Recently Issued Accounting Standards of the United States

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted this standard in 2005.

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

We are required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied in the financial statements for the period beginning January 1, 2005. For VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

Neither KCRC nor any of its subsidiaries (together, the “Group”) has any variable interests in VIEs created after December 31, 2003. However, we consider that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be classified as a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from the overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realization of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, the Group is required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ended December 31, 2005.

In March 2005, FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 (Accounting for Asset Retirement Obligations), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement may be conditional on a future event. Accordingly, the entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

Regarding the land vested by the Government, when the land is divested or any interest or other right in respect of land is extinguished, the expenses for discharging all encumbrances, settling all relevant fees, costs and charges which may be levied in respect of such divesting or extinguishing, and reinstating the land to its former condition cannot be reasonably estimated as we do not have sufficient information to estimate the fair value of the asset retirement obligation in lack of specific settlement date or range of potential settlement dates for computation of the present value of the obligation. Under the circumstances, we are not required to provide for a liability probably incurred at the time of the asset retirement.

Policy on Derivative Instruments

We manage our currency and interest rate exposures with derivative instruments, such as interest rate swaps, currency swaps and foreign exchange forward contracts in accordance with our Managing Board’s approved policy and guidelines. The derivative instruments in connection with interest rate swaps and currency swaps have been employed only for hedging purposes and were properly documented. We seek to reduce our foreign currency exposure in respect of debt obligations and capital expenditure by converting such obligations into either Hong Kong dollars or U.S. dollars, and to maintain our U.S. dollar exposure in debt obligations at no greater than 30% of total debt obligations. Moreover, we seek to limit our exposure to interest rate risk by maintaining between 30% and 75% of our total debt obligations at fixed interest rate.

Business Activities

Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, social and public health conditions in Hong Kong and its populations’ decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic, social, health and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past years, we have benefited from increased ridership levels. The expansion in our portfolio of commercial properties over the past years has contributed to increased revenues from property ownership and management and other commercial services. From 1988 to 1998, we were able to achieve increases in fare levels and average fare revenues per passenger carried due to then economic growth in Hong Kong. Between 1999 and 2003, the Asian economic downturn limited our ability to raise fares on our passenger transport networks. Subsequently to date, we have been unable to raise fares due to a competitive transport landscape.

Transport Services Segment

East Rail

The East Rail, including the Tsim Sha Tsui Extension and the Ma On Shan Rail, contributed HK$3,670 million (US$473.3 million) or approximately 68.2% of our revenue in 2005. In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all of the transport services including the East Rail, the Light Rail, the West Rail, Bus and Freight services. As such, separate profit/(loss) figures for individual business segments have not been available since 2004.

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

As our cross-boundary traffic provides the only rail service directly to the boundary with mainland China, with the convenience of direct foot crossings from Lo Wu station, we have historically been able to charge cross-boundary passengers relatively higher fares. With more competition from cross-boundary coach operators, it may be difficult for us to maintain a premium on fares for cross-boundary passengers. The higher fares for cross-boundary passengers have historically subsidized domestic fares, and as such, any adjustment to this fare structure would affect the element of cross-subsidy currently enjoyed by domestic passengers.

The daily average cross-boundary passengers increased by 1.3% to 235,500 in 2005. This increase in cross-boundary patronage during the year can be attributed to the increasing number of tourists and business travellers from mainland China. However, the increased ridership in 2005 was still lower than the peak daily average ridership achieved in 2002 of 251,600. We anticipate that with the increasing intense competition from the cross-boundary coach operators, it will be difficult for us to maintain our market share and ridership numbers.

Cross-Boundary Lo Wu ridership	Daily average passenger-trips	Year on year growth (%)
2000	229,120	10.9
2001	236,800	3.4
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6
2005	235,500	1.3

In 2005, the East Rail’s through-trains to mainland China experienced an increase in patronage of 5.6% compared to 2004 to an average of 8,520 passengers per day. This increase is largely because of the increased number of business and leisure travellers between mainland China and Hong Kong.

West Rail, Light Rail, Bus

The West Rail commenced services on December 20, 2003. As a result of publicity and promotional campaigns and fare offers, the West Rail’s average daily ridership increased 36.3% from 131,500 in 2004 to 179,200 in 2005. We anticipate that ridership will increase upon completion of the Kowloon Southern Link in 2009, as this will enable the East Rail and the West Rail to form an integrated transportation network.

We began the Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the north-western New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stops would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area was lower than Government estimates and the Government allowed a higher level of competition from other modes of transport in the region, which reduced passenger use of the Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since its inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we began generating revenue from feeder bus services provided to the East Rail stations in 1999. The West Rail and the Light Rail revenues increased 11.5% in 2005 from 2004, to HK$890 million (US$114.8 million) mainly because of the significant increase in patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers.

Freight

Freight operations have changed over the past ten years, with breakbulk freight volume declining and containerized freight volume maintaining an increasing trend with negative growth recently. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight packages offered by operators of the southern and coastal ports of mainland China, coupled with logistical limitations associated with moving goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage. Freight revenue decreased by 23.5% in 2005 mainly due to the decreases in rail freight traffic and the winding down of the freight forwarding business. See “Information on the Corporation—Freight Services.”

Property Segment

Property Development

Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit on property development is not included in our revenues or operating profits. Property development income generally arises from development projects undertaken jointly with major Hong Kong property development companies. We do not bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop properties along our railway lines. Pursuant to an agreement signed by the Government and us in February 2000, we have acted as the Government’s property development agent through WRPDL for the 13 West Rail property sites, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses payable to us.

The Government requires us to pay land premiums for acquiring the rights to use and develop land adjacent to or along our existing railway for property development purposes. The amount of the land premium we are required to pay is calculated by the Government and is determined at fair market value by reference to the amount that other third party developers would be required to pay for comparable property development sites at similar locations. Land premium payments are paid by joint venture developers who are reimbursed from the sale proceeds of the completed developments.

In most cases, we contribute the site and receive a guaranteed minimum profit, and the property developers bear substantially all costs for construction and development including the land premium involved in building high-rise residential and commercial buildings on either an elevated base above the relevant portion of the railways or on land adjacent to the railways. The exceptions are sites where property development enabling works are necessary to preserve the development potential above those sites. In these cases, we will normally recover such costs, including their financing costs and interest, from the property developers in the form of upfront payments when the agreements have been entered into with the property developers. The extent of recovery may vary from case to case in order to make the project commercially attractive. Generally, we are able to control the timing of property sales and, in most instances, pre-sales will be launched prior to project completion.

The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 2001 and 2002, our profit from property development amounted for 1% and 3.6% respectively, of our total profit before taxation. Since 2002, the Government has imposed a moratorium on land sales in Hong Kong. We did not have any property development profits in 2003 and 2004 as a result. The last property development project we undertook before the moratorium was the Ho Tung Lau (Site A) project in late 2002, which is expected to be completed in 2007. As scheduled, we commenced construction at the site at Wu Kai Sha in 2006.

Property and Commercial Services

We include recurring revenues from commercial activities, property ownership and management in our revenues as a component of operating profit. We generate such revenues primarily by leasing commercial premises at our stations and in our shopping centres as well as our office buildings. In 2005, commercial activities, property ownership and management operations accounted for 14.3% of our total revenue and revenues increased to HK$771 million (US$99.4 million) up from HK$695 million in 2004, mainly because of the full year opening of new station shops at the East Tsim Sha Tsui Station and along the Ma On Shan Rail. Lease rates have fluctuated significantly over time in Hong Kong. They fell substantially in 1997 and 1998, and were relatively stable between 2000 and 2003 and have been increasing since 2004. Revenues and profits depend on market conditions at the time leases are entered into and renewed.

Finance Income/(Expenses)

We had cash, cash equivalents and investments of HK$3,843 million (US$495.7 million) as of December 31, 2005. We incurred net finance expenses of HK$298 million (US$38.4 million) during 2005. This amount does not include finance income of HK$98 million (US$12.6 million) and finance expenses of HK$780 million (US$100.6 million) which were capitalized and included in the project costs of the Lok Ma Chau Spur Line and the Kowloon Southern Link. With respect to funds that are required for the development of these projects, we capitalize both the finance income earned on such funds and the borrowing costs attributable to the related borrowings. As a result, the net finance expenses reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 45 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.

Operating Costs

Our principal operating costs are staff costs, electricity and fuel costs, and depreciation, which accounted for approximately 28.8%, 9.4% and 40.5%, respectively, of total operating costs in 2005. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expenses in 2005 increased by 36.4% as compared to 2004 mainly due to the depreciation of the assets associated with the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail following their commencement of commercial operations in December 2003, October 2004 and December 2004, respectively. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by CLP Power Hong Kong Limited. See Note 5 to our audited consolidated financial statements for a breakdown of operating costs.

Major Business Activity Performance

In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. Since then, we have had two reporting business segments. The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

	Year Ended December 31,
	2003 (restated)(3)	2004 (restated)(3)		2005		2005
	HK$	HK$		HK$		US$
	(in millions)
Revenue:
Passenger Services
East Rail.	3,266	3,415	(1)	3,670	(1)	473	(1)
West Rail/Light Rail.	479	798		890		115
Freight	74	68		52		7

Transport Services	3,819	4,281		4,612		595
Property Services	607	695		771		99

Total revenue.	4,426	4,976		5,383		694

Operating profit/(loss) after depreciation and valuation gains on investment properties:
Passenger Services
East Rail.	1,501
West Rail/Light Rail.	(117)

Total passenger services	1,384
Freight	(21)

Transport Services	1,363	239	(2)	(204	)(2)	(26	)(2)
Property Services.	424	651		721		92

Total operating profit.	1,787	890	(2)	517	(2)	66	(2)
Unallocated corporate expenses and depreciation	(255)	(251)		(248)		(32)
Interest and finance income.	485	444		525		68
Interests and finance expenses	(132)	(485)		(823)		(106)
Share of profit of associate	7	15		15		2
Gains on changes in fair value of derivative financial instruments and hedged borrowings	—	—		400		52

Profit before taxation.	1,892	613		386		50
Taxation.	(527)	(100)		(69)		(9)

Profit after taxation.	1,365	513		317		41

(1)	Includes the Tsim Sha Tsui Extension and the Ma On Shan Rail which commenced operations on October 24, 2004 and December 21, 2004, respectively.
(2)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management structure, a transport services segment has been created in place of individual segments comprising of the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of the operating costs have been incurred indivisibly for the various railway services segments. As such, since 2004, separate profit/(loss) figures for individual business segments have not been available.
(3)	In compliance with the new accounting standards, figures for 2003 and 2004 have been restated where necessary.

Contribution of Major Business Activities

The following table sets forth by category our major business activities for the periods indicated: (1) segmental revenue as a percentage of total revenue; and (2) segmental operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	2003 restated(2)	2004 restated(2)		2005
	%	%		%
Revenue/Total Revenue:
Passenger Services
East Rail	73.8	68.6		68.2
West Rail/Light Rail	10.8	16.1		16.5
Freight	1.7	1.4		1.0

Transport Services	86.3	86.1		85.7
Property Services	13.7	13.9		14.3

Total revenue	100.0	100.0		100.0

Operating Profit/(Loss) after depreciation and valuation gains on investment properties(1):
Passenger Services
East Rail	84.0	N/A	(1)	N/A	(1)
West Rail/Light Rail	(6.5)	N/A	(1)	N/A	(1)
Freight	(1.2)	N/A	(1)	N/A	(1)

Transport Services	76.3	26.9		(39.5	)(1)
Property Services	23.7	73.1		139.5	(1)

Total operating profit.	100.0	100.0		100.0	(1)

(1)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management structure, a transport services segment has been created in place of individual segments comprising of the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of the operating costs have been incurred indivisibly for the various railway services segments. As such, since 2004, separate profit/(loss) figures for individual business segments have not been available.
(2)	In compliance with the new accounting standards, figures for 2003 and 2004 have been restated where necessary.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Total revenue from operations was HK$5,383 million (US$694.3 million) for 2005, an 8.2% increase from HK$4,976 million for 2004. This increase included an 8.2% increase in revenue from railway and bus operations (excluding freight) to HK$4,560 million (US$588.1 million), a 23.5% decrease in freight revenue to HK$52 million (US$6.7 million), and a 10.9% increase in property services revenue to HK$771 million (US$99.4 million) for 2005 compared with that for 2004. Revenue from the East Rail increased by 7.5% from HK$3,415 million for 2004 to HK$3,670 million (US$473.3 million) for 2005. This increase in the East Rail’s revenue was mainly due to increased patronage resulting from the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. Revenues from the West Rail and the Light Rail, both fare and non-fare, increased 11.5% to HK$890 million (US$114.8 million) from HK$798 million in 2004, mainly because of the significant increase in patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers. Recurrent revenue from property activities increased to HK$771 million (US$99.4 million) up 10.9% from HK$695 million in 2004, mainly because of the full year opening of new station shops at East Tsim Sha Tsui station and along the Ma On Shan Rail. Revenue from freight services decreased by 23.5% to HK$52 million (US$6.7 million) in 2005 from HK$68 million in 2004, mainly due to decreases in rail freight traffic and the winding down of our freight forwarding business.

Operating profit before interest and finance income/expenses (before tax) declined by 80% to HK$98 million (US$12.6 million) in 2005, compared with HK$491 million in 2004, mainly because of the increase in operating cost and depreciation resulting from the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. Operating margin before depreciation and net interest and finance income/expenses (before tax) increased from 41.4% in 2004 to 41.6% in 2005. Operating costs before depreciation for 2005 increased by 7.9% to HK$3,145 million (US$405.6 million) from HK$2,916 million in 2004 mainly because of the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. Staff costs increased by 4% to HK$1,521 million from HK$1,462 million in 2004, energy costs rose by 8.6% to HK$495 million from HK$456 million, and maintenance costs grew by 29.5% to HK$479 million from HK$370 million in 2004. In addition, other expenses increased by 3.5% to HK$650 million from HK$628 million in 2004.

Net interest and finance expenses increased from HK$41 million (US$5.3 million) in 2004 to HK$298 million in 2005 mainly because of the full year interest expenses related to the Tsim Sha Tsui Extension and the Ma On Shan Rail upon their commissioning in late 2004. With the reassessment of our accounting treatment of derivative financial instruments for prior years, the change in fair value of such derivative financial instruments and the related hedged borrowings has to be recognized directly in the income statement. Comparative amounts have not been restated as this is prohibited. As a result, a gain resulting from the change in fair value of derivative financial instruments and the related hedged borrowings amounting to HK$400 million has been recognized in 2005. No property development profit was realized in 2004 and 2005. A share of profit from an associate of HK$15 million (US$1.9 million) was recognized in 2005, which is the same as that recognized in 2004. Net income tax in the amount of HK$69 million (US$8.9 million) was recognized in 2005, compared with HK$100 million in 2004. The effective income tax rate was increased from 16.3% in 2004 to 17.9% in 2005, principally due to the effect from the increase of non-deductible expenses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total revenue from operations was HK$4,976 million for 2004, a 12.4% increase from HK$4,426 million for 2003. This increase included a 12.5% increase in revenue from railway and bus operations (excluding freight) to HK$4,213 million, a 8.1% decrease in freight revenue to HK$68 million, and a 14.5% increase in property services revenue to HK$695 million for 2004 compared with that for 2003. Revenue from the East Rail increased by 4.6% from HK$3,266 million for 2003 to HK$3,415 million for 2004. This increase in the East Rail’s revenue was mainly due to the recovery in patronage following the SARS outbreak and the opening of the Tsim Sha Tsim Extension. Revenues from the Light Rail, both fare and non-fare, decreased 11.1% to HK$416 million from HK$468 million in 2003, mainly due to the lower Light Rail feeder bus revenue as a result of the rationalization of feeder bus services upon the West Rail’s opening in late 2003. Recurrent revenue from property activities increased to HK$695 million, up 14.5% from HK$607 million in 2003, mainly as a result of the expiry of the rent relief scheme introduced during the SARS period and the opening of new station shops at the West Rail and East Tsim Sha Tsui stations. Revenue from freight services decreased by 8.1% to HK$68 million in 2004 from HK$74 million in 2003, mainly due to the decreased breakbulk and livestock traffic, as well as lower income generated from forwarding and terminal services.

Operating profit before net finance income/(expenses) (before tax) declined by 68.3% to HK$491 million in 2004, compared with HK$1,549 million in 2003. Operating margin before depreciation and net interest and finance income/(expenses) (before tax) decreased from 51.5% in 2003 to 41.4% in 2004. Operating costs for 2004 increased by 55.9% to HK$4,485 million from HK$2,877 million in 2003 mainly due to increases in expenses such as depreciation and amortization of leasehold land held for own use which increased by 124.7% to HK$1,681 million, electricity and fuel which increased by 68.3% to HK$456 million and repairs and maintenance which rose by 35.3% to HK$180 million.

Overall operating costs before depreciation increased mainly because of the full year operation of the West Rail. Staff costs increased by 21.7% to HK$1,462 million from HK$1,201 million in 2003, energy costs rose by 68.3% to HK$456 million from HK$271 million, maintenance expenses, including repairs and maintenance, stores and spares consumed and general supplies, rose by 31.2% to HK$370 million from HK$282 million in 2003, and other expenses increased by 59.8% to HK$628 million from HK$393 million in 2003.

Net finance expenses of HK$41 million were incurred in 2004, compared with net finance income of HK$353 million in 2003 because finance expenses related to the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail were no longer capitalized following the opening of these new railways. No property development profit was realized in 2003 and 2004. A share of profit from an associate of HK$15 million was recognized in 2004, compared with HK$7 million in 2003, representing an increase of 114.3%. Net income tax in the amount of HK$100 million was recognized in 2004, compared with HK$527 million in 2003, representing a decrease of 81.0%, mainly attributable to the increase in tax losses and the adjustment in 2003 for the effect on opening deferred tax balances resulting from an increase in tax rate.

Inflation

We had historically increased our scheduled fares at a rate in line with inflation. Because the rate of inflation decreased significantly in the preceding four years prior to 2004, in light of the economic downturn affecting Asia and Hong Kong and other factors, we have not increased our fares for both the East Rail and the Light Rail since 1998. The economic downturn had, to some extent, triggered deflation in Hong Kong as reflected by an average annual decrease of 2% in the Hong Kong Consumer Price Index (A) for the four years from 2000 to 2003. For the years ended December 31, 2000, 2001, 2002 and 2003, the Hong Kong Consumer Price Index (A) dropped 3%, 1.7%, 3.2% and 2.1%, respectively, representing deflation for four consecutive years. In 2004, according to the International Monetary Fund, strong domestic demand in Hong Kong has contributed to the rebound of the property sector and brought an end to consumer price deflation. The consumer price index registered an increase of 1.2% in 2005. Notwithstanding the end of such consumer price deflation, we have not increased our fares for the past eight years as of June 2005. See “Item 4. Information on the Corporation—Pricing of Rail Services.”

Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings

Taking into account interest rate swaps, we had HK$5,352 million (US$690.3 million) of floating rate debt as of December 31, 2005. As a result of the increase in borrowings to finance new projects, our interest and financing charges are also expected to increase in the future. An increase in interest rates may increase our borrowing costs and, therefore, adversely affect our results of operations. However, we limit our exposure to interest rate risk through our policy of maintaining the proportion of fixed interest rate debt of between 30% and 75%.

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

Results of Operations under US GAAP

In 2005, pursuant to comments received from the Division of Corporate Finance of the U.S Securities Exchange Commission, we reassessed the accounting treatment in respect of the depreciation treatment of certain buildings, tunnels, roads and bridges situated over leasehold land due to changes in the characterization of the lease terms of the land. We also identified certain adjustments in the valuation of and accounting treatment of certain derivative financial instruments for prior years. As a result of such reassessment, we have restated certain financial amounts previously reported, details of which are disclosed in Note 45 to our audited consolidated financial statements.

We prepare our consolidated financial statements in accordance with HK GAAP, which differs in certain material respects from US GAAP. A comparison and discussion, on a US GAAP basis, of the income statement line items significantly impacted by these differences is as follows:

	2003 (restated) (4)	2004 (restated) (4)	2005	2005
	HK$	HK$	HK$	US$
	(in millions)
Depreciation:
HK GAAP.	730	1,569	2,140	276
US GAAP(1).	774	1,905	2,398	309
Operating profit/(loss) before net finance income/(expenses):
HK GAAP.	1,549	491	98	12
US GAAP.	1,389	221	(16)	(2)
Net finance income/(expenses) including gains on changes in fair values of derivative financial instruments and hedged borrowings:
HK GAAP.	353	(41)	102	13
US GAAP(3).	437	(556)	117	15
Operating profit/(loss) after net finance income/(expenses) including gains on changes in fair values of derivative financial instruments and hedged borrowings:
HK GAAP.	1,885	598	371	48
US GAAP.	1,826	(335)	101	13
Profit on property development
HK GAAP.	—	—	—	—
US GAAP(2).	—	—	25	3
Profit/(loss) before taxation:
HK GAAP.	1,892	613	386	50
US GAAP.	1,834	(319)	144	19

(1)	In 2003, depreciation differed between HK GAAP and US GAAP mainly due to the depreciation on investment properties. See Note 45 to our audited consolidated financial statements. From 2004 onwards, the differences in depreciation between HK GAAP and US GAAP were due to the depreciation of certain fixed assets and the depreciation of the investment income for the capital projects of the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail. From 2005 onwards, the derivative instruments do not account for the difference as with effect from 2005, the derivative instruments are accounted for under HK GAAP, in the same manner as that of US GAAP. See Note 45(c) and 45(d) to our audited financial statements for the depreciation of certain fixed assets and the depreciation of investment income respectively.
(2)	The major difference between HK GAAP and US GAAP for profit on property development is the different accounting treatment in respect of the revenue recognition. Under US GAAP, profit is recognized on a percentage-of-completion basis while for HK GAAP, profit is recognized with reference to the outstanding risks, if any, retained by our group. See Note 45(e) to our audited financial statements.

(3)	Prior to 2005, the major difference between HK GAAP and US GAAP for net finance income/(expenses) was the different accounting treatment in respect of the investment income generated from the pre-funding investments, capitalization of interest and foreign exchange gains and losses from specific borrowings and derivative instruments: from 2005 onwards, the derivative instruments do not account for the difference as with effect from 2005, derivative instruments are accounted for under HK GAAP, in the same manner as that of US GAAP. Details of which are set out in Notes 45(d), 45(g) and 45(i) to our audited financial statements.
(4)	In compliance with the new accounting standards, figures for 2003 and 2004 under HK GAAP have been restated where necessary. Certain amounts in 2004, 2003, 2002 and 2001 computed in accordance with US GAAP that pertain to the depreciable life of our fixed assets situated on leasehold land and our derivative financial instruments have been restated. See Note 45(l) to our audited consolidated financial statements for details. The restatements have had no impact on amounts computed in accordance with HK GAAP.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Operating loss before interest and net finance income/(expenses) was HK$16 million (US$2 million) in 2005 compared with a profit of HK$221 million in 2004, mainly due to an increase in operating costs and depreciation resulting from the full year of operations of the Tsim Sha Tsui Extension and the Ma On Shan Rail.

Depreciation increased by 25.9% to HK$2,398 million (US$309 million) in 2005 compared with HK$1,905 million in 2004 due to increased depreciation resulting from the full year of operations of the Tsim Sha Tsui Extension and the Ma On Shan Rail.

After including gains on changes in fair value of derivative financial instruments and hedged borrowings, net finance income was HK$117 million (US$15 million) in 2005 compared with the net finance expenses of HK$556 million in 2004, primarily due to a favorable gain on fair value of the cash flow hedging instruments.

Operating profit after net finance income/(expenses) and gains on changes in fair value of derivative financial instruments and related hedged borrowings was HK$101 million (US$13 million) in 2005 compared with the operating loss of HK$335 million in 2004, primarily due to a favorable gain relating to the fair value of the cash flow hedging instruments.

Profit before tax was HK$144 million (US$19 million) in 2005 compared with the loss before tax of HK$319 million in 2004, primarily due to a favorable gain on fair value of the cash flow hedging instruments.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Operating profit before interest and net finance income/(expenses) including gains on changes in fair value of derivative financial instruments and hedged borrowings declined by 84.1% to HK$221 million in 2004, compared with HK$1,389 million in 2003, mainly due to the depreciation for the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail. Another reason for the decline was the increase in operating costs arising from the full year operation of the West Rail. Though the impact of SARS was limited to 2003, the operating profit before net finance income/(expenses) in 2004 was still at a level lower than 2002, due to the increase in operating costs from the West Rail.

Depreciation increased by 146.1% to HK$1,905 million in 2004, compared with HK$774 million in 2003, mainly due to the depreciation of the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail which commenced operations on December 20, 2003, October 24, 2004 and December 21, 2004 respectively.

Net finance expenses were HK$556 million in 2004, compared with the net finance income of HK$437 million in 2003, mainly due to the increase in interest expenses charged to our income statement in relation to the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail following the commencement of operations of these new railways.

Operating loss after net finance income/(expenses) including gains on changes in fair value of derivative financial instruments and hedged borrowings was HK$335 million compared with the operating profit of HK$1,826 million in 2003, mainly due to the depreciation of the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail, and the fact that the capitalization of the finance expenses related to the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail ceased following the opening of these new railways.

Loss before tax was HK$319 million in 2004 compared with the profit before tax of HK$1,834 million in 2003, mainly due to the depreciation of the West Rail, the Tsim Sha Tsui Extension and the Ma On Shan Rail, and the fact that the capitalization of the finance expenses related to the West Rail, the Tsim Sha Tsui Extension and Ma On Shan Rail ceased following the opening of these new railways.

5.B Liquidity and Capital Resources

Capital Commitments

We are currently developing two capital projects, namely the Lok Ma Chau Spur Line and the Kowloon Southern Link. We have completed the scheme design for the Shatin to Central Link and we submitted the draft final proposal to the Government in September 2004. The railway scheme and implementation program of the Shatin to Central Link are subject to the Government’s final decision, which is pending. We have outstanding capital commitments and plans to upgrade and replace assets used in connection with our existing East Rail Line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations.

We estimate the aggregate development costs for the East Rail Extensions and the Kowloon Southern Link from project inception to the commencement of operations, including financing costs during construction, as follows:

	East Rail Extensions	Kowloon Southern Link	Total	Total
	HK$	HK$	HK$	US$
	(in billions)
Anticipated development costs:
Construction costs.	22.9	8.1	31.0	4.0
Land costs.	1.3	0.2	1.5	0.2
Financing costs.	3.0	0.4	3.4	0.4

Total.	27.2	8.7	35.9	4.6

Anticipated financing sources:
Government equity.	8.0	—	8.0	1.0
KCRC debt.	12.6	7.6	20.2	2.6
KCRC internal funds.	6.6	1.1	7.7	1.0

Total.	27.2	8.7	35.9	4.6

For the East Rail Extensions, we incurred a total cash outlay of HK$18.8 billion (US$2.4 billion) prior to 2005 and HK$3.3 billion (US$0.4 billion) in 2005. Based on our projected construction schedule and the terms of the commitments for capital expenditure we have contracted to date, the following is our estimated schedule of payments from 2006 onwards and the actual payments in 2005 for the East Rail Extensions:

	2005	2006	2007	2008 onwards	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in billions)
Construction costs	2.8	2.7	0.6	0.8	6.9	0.9
Land costs	0.0	0.5	0.1	0.0	0.6	0.1
Financing costs	0.5	0.4	—	—	0.9	0.1

Total	3.3	3.6	0.7	0.8	8.4	1.1

For the Kowloon Southern Link, we incurred a total cash outlay of HK$255 million (US$32.9 million) prior to 2005 and HK$714 million (US$92.0 million) in 2005. Based on our projected construction schedule, the following is our estimated schedule of payments from 2006 onwards and the actual payments in 2005 for the Kowloon Southern Link project:

	2005	2006	2007	2008 onwards	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in billions)
Construction costs	0.7	1.7	2.0	3.4	7.8	1.0
Land costs	0.0	0.1	0.1	0.1	0.3	0.0
Financing costs	—	0.1	0.1	0.2	0.4	0.1

Total	0.7	1.9	2.2	3.7	8.5	1.1

As of December 31, 2005, we had an aggregate of HK$8,240 million (US$1,062.8 million) in outstanding commitments for capital expenditure mainly for the development of the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line and the Kowloon Southern Link and our existing businesses, such as transport and property services.

Unexpected geological conditions, economic or political developments, accidents or natural disasters can cause delays, design changes and other factors which can increase costs. Moreover, the current estimated sources of funds for the Lok Ma Chau Spur Line and the Kowloon Southern Link include funds that we expect to receive from operations in the future. As a result, we cannot assure you that actual project costs and sources of funds will be the same as those budgeted for these projects.

The following table sets out our capital expenditure for each of the three years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
	2003	2004 (restated)	2005	2005
	HK$	HK$	HK$	US$
	(in millions)
Railway related operational equipment(1)	15	18	25	3

Assets under construction:(2)
West Rail	4,803	—	—	—
East Rail Extensions	4,559	5,321	1,538	199
Kowloon Southern Link/Shatin to Central Link	732	541	979	126
Others	—	4	18	2

	10,094	5,866	2,535	327

Assets in operations:
- New railways(3)	—	2,671	746	96
- Rolling stock	89	42	35	5
- Investment property, leasehold land and buildings	695	240	212	28
- Others(4)	229	188	282	36

	1,013	3,141	1,275	165

Total capital expenditure(5)	11,122	9,025	3,835	495

(1)	Includes signaling systems, telecommunication equipment, automatic revenue collection system machinery and equipment.
(2)	Assets under construction represent project costs of railway related operational equipment, other railway related assets, and all capital expenditure of the West Rail, the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line, the Kowloon Southern Link, the Shatin to Central Link, the Northern Link and the Express Rail Link.
(3)	The assets in operations for the new railways represents the capital expenditure of the fixed assets in the West Rail, the Ma On Shan Rail and the Tsim Sha Tsui Extension after commencement of their operation.
(4)	Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixtures, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, company boats and tools.
(5)	Capital expenditure excludes capitalized finance income and expenses. See Note 2(ae) to our audited consolidated financial statements for our accounting policy on borrowing costs and investment income.

Resources for Capital Expenditure

Earnings. Historically, we generated our capital resources primarily through earnings. For the year ended December 31, 2005, the contribution to capital resources by earnings from railway operations improved as the net cash inflow from operating activities was HK$2,747 million (US$354.3 million), an increase of HK$815 million (US$105.1 million) from last year.

Equity Contributions. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of the West Rail. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Tsim Sha Tsui Extension and the Ma On Shan Rail. No new financing was arranged throughout 2005 as the development of the Shatin to Central Link was deferred pending a final decision from the Government.

Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. We made a dividend payment of HK$172 million (US$22.2 million) in April 2005. We have not declared or made any dividend payment in 2006 for the fiscal year ended December 31, 2005. Dividend payments would reduce the funds available to meet capital expenditure and repay indebtedness.

Debt Facilities. Under the KCRC Ordinance, we are empowered to borrow, issue bonds, notes or other securities or otherwise raise money and charge all or any part of its property, undertaking and revenue as security for the borrowings. We may exercise such powers to provide ourselves with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes, paying interest, premium or other charges on such money, or repaying sums to the Government. Earnings will not be sufficient to provide all of the significant capital resources required to complete our railway projects. To fund the West Rail and the East Rail Extensions projects, we have relied largely on capital contributions by the Government and borrowings. To fund the Kowloon Southern Link project, we expect to rely largely on borrowings. We currently expect borrowing costs to represent about 5% of the total capital costs of the above three projects. Any variations in costs could have a significant effect on the returns from these projects. We expect to incur significant capital expenditure in connection with the Kowloon Southern Link, with material expenditure expected to begin in 2006. We expect to finance the project from internal resources and the HK$8 billion credit facilities arranged in 2004. We will likely expand our borrowings (by drawing down on the HK$8 billion available under the HK$8 billion credit facilities agreement dated September 28, 2004) to meet part of the project costs of the Kowloon Southern Link.

On July 14, 2005, Moody’s Investors Service (“Moody’s”) upgraded our senior unsecured foreign currency debt rating from A1 to Aa3 with the adoption of a new rating methodology on a global basis. This was the first time that our foreign currency debt rating pierced the Hong Kong SAR sovereign ceiling for foreign currency obligation. At the same time, Moody’s also affirmed our other ratings (long-term domestic currency issuer rating of Aa3; long-term foreign currency issuer rating of A1; senior unsecured domestic currency debt rating of Aa3 and short-term issuer rating of Prime-1). Outlooks for all ratings were stable. On July 20, 2005, Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc (“Standard & Poor’s”) raised our long-term and short-term foreign currency ratings to AA-/A-1+ from A+/A-1. The ratings upgrade was in line with a corresponding revision in the sovereign foreign currency ratings on the Hong Kong SAR. Simultaneously, Standard & Poor’s also affirmed our long-term and short-term local currency ratings at AA-/A-1+. The outlooks of the ratings were stable.

On April 12, 2006 and April 13, 2006, Moody’s and Standard & Poor’s respectively affirmed our credit ratings following the Government’s announcement that it had signed a non-binding MOU with MTRCL. On April 18, 2006, Standard & Poor’s revised its outlook on our AA- local and foreign currency long-term corporate credit ratings to positive from stable. This followed an earlier corresponding revision to the outlook on the Government’s sovereign ratings.

With respect to our required debt financing for our railway projects, we have implemented a borrowing strategy designed to diversify funding sources and reduce financing costs. We have utilized the following funding sources:

•	In June 1999, we launched a US$1.5 billion Euro medium-term note program under which we may issue notes in any currency and maturity as we may agree with dealers. In January 2000, the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July 1999 and November 1999, we issued 7.25% notes due 2009 in the aggregate nominal amount of US$1 billion and 7.77% notes due 2014 in the aggregate nominal amount of US$50 million, respectively, under this program. The notes issued under this program are unsecured and repayable in full on their respective due dates.

•	In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility was made available for payments to the IKK Consortium (comprising Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd.) for the design, manufacture, supply, testing and commissioning of electric multiple units for both the West Rail and the East Rail.

One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest on a floating rate basis at a margin over LIBOR. The outstanding amount of the facility was reduced to US$186.8 million as of December 31, 2005, following the cancellation of the undrawn amount of US$47.5 million of the facility effective on June 30, 2003, and the subsequent repayment of US$103.4 million by us. The loans are unsecured and repayable in 17 semi-annual installments commencing in April 2003. As of December 31, 2005, approximately 78% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 22% bears interest at LIBOR plus a margin.

•	In March 2000, we issued 8.0% notes due in 2010 (the “Notes”) with an aggregate nominal amount of US$1 billion. The Notes are unsecured senior obligations of KCRC and are rated equally with all of our other unsecured senior indebtedness. The Notes are repayable in full on their due date.

•	In June 2000, we signed a US$42 million export credit loan facility with Export Development Canada (formerly known as Export Development Corporation). This facility, with a 12-year maturity, provided financing for the purchase of a train control and signaling system for the West Rail. As of December 31, 2005, the outstanding balance of this facility was US$31.6 million. This facility bears interest on a floating rate basis at a margin over LIBOR and the loans are unsecured and repayable in 17 semi-annual installments commencing in May 2004.

•	In June 2003, we issued Hong Kong dollar retail bonds with an aggregate nominal amount of HK$1,000 million in two tranches, including 3.0% notes due 2008 in the aggregate nominal amount of HK$300 million and 4.8% notes due 2013 in the aggregate nominal amount of HK$700 million. The notes are unsecured and repayable in full on their respective due dates.

•	In June 2003, we issued HK$800 million in principal amount of 4.65% notes due 2013 under the Euro medium-term note program set up in June 1999. The notes issued under this program are unsecured and repayable in full on their due date.

•	In September 2004, we entered into a HK$8,000 million credit facilities agreement with 18 banks and financial institutions. These facilities comprise three tranches: a HK$3,500 million five-year credit facility, a HK$3,500 million seven-year credit facility and a HK$1,000 million ten-year credit facility. Each facility is available for drawing on a revolving credit basis for the first five years. Thereafter, the outstanding amounts under the seven-year and ten-year facilities will be converted to a term loan structure with bullet repayment upon the maturity of each facility. Each facility bears interest on a floating rate basis at a margin over HIBOR. As of December 31, 2005, no amount was drawn under any of the credit facilities.

Investments

Our Managing Board has adopted a set of guidelines governing our investments intended to regulate our credit and currency risk exposure. Currently, all our investments must be made in Hong Kong dollars or U.S. dollars or hedged into these currencies. As of December 31, 2005, our cash, investments and deposits with banks amounted to HK$3.8 billion (US$490 million). Of this amount, approximately HK$3.4 billion was placed in bank deposits or invested in certificates of deposit. HK$0.4 billion was invested in fixed income securities. Approximately HK$1.8 billion of our investments was in obligations (or with institutions) rated in the top two rating categories of two recognized international rating agencies. As of December 31, 2005, investments with a value of about HK$1.1 billion were denominated in Hong Kong dollars. The information on the market value of these securities was obtained from dealers in fixed income securities. The market value of these securities may fluctuate to reflect market conditions such as movements of interest rates, liquidity and financial positions of the issuers of these securities.

Working Capital

Our working capital was a net current liability of HK$1,387 million (US$178.9 million) as of December 31, 2005. This was mainly attributable to capital expenditure on the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line. Our need for operational working capital is limited, as our operating expenses are primarily funded through passenger fares paid on a current basis. It is expected that cash generated from our operations and up-front payments received from property developers will allow us to meet these payments in 2006.

Claims Impact

In connection with the construction of new railway and property development projects, we receive from time to time, claims from contractors for additional payments. Our management considers the total claimed value of the contractors’ claims to be inflated. We have reviewed each submitted claim and have made provisions in our financial statements for such estimated amounts which we consider likely to be payable in respect of such claim. While we may be required to pay some additional sums to contractors, any such sums will be fully accommodated by our project reserves, which has been taken into account in the estimated schedule of payments referred to above. We therefore firmly believe that the contractors’ claims will have no material impact on our liquidity.

5.C Research and Development, Patents and Licenses

We do not generally conduct our own research and development with respect to major capital projects. Nor do we anticipate a significant need for research and development services in the foreseeable future, or expect to require any such services in connection with our other businesses.

5.D Trend Information

We continue to face significant competition in the cross-boundary market. Our share of the cross-boundary market declined from 61% to 59% in 2005. In comparison, the cross-boundary coach operators increased their market share as they took advantage of the extension of the opening hours of the Lok Ma Chau-Huangguang boundary crossing to 24 hours and the completion in early 2005 of major improvement works at the Lok Ma Chau and Sha Tau Kok road crossing points. While the opening of the Lok Ma Chau Spur Line in early 2007 may partially address this problem by providing us with a second boundary crossing, we believe that the opening of the Shenzhen Western Corridor, currently anticipated to take place at around the same time, can be expected to further impact adversely on our competitive position vis-à-vis road-based transportation systems. We believe that competition from such cross-boundary coach services will continue to increase and that correspondingly, market share of rail will gradually fall. This will likely have an adverse effect on our revenues in the future. In light of such competition, which is constantly undercutting our fares, we may find it difficult to raise fares without further adversely affecting our market share of the cross-boundary market. We also note that as development in Shenzhen is gradually moving westwards, Lo Wu’s status as a preferred boundary crossing for cross-boundary passengers may be eroded in the longer term. However, we believe that through-train patronage will continue to grow in the short to medium term as a result of positive market developments in fostering more rapid growth in cross-boundary passenger traffic in the coming years as a result of mainland China’s relaxed policy for individual travelers, CEPA and the opening of Hong Kong Disneyland.

We believe that wage inflation is likely to rise. Having held down operating costs (of which approximately 48% comprise wage costs) and not increased fares for eight years, we believe that such potential increases in our operating costs structure will have an adverse effect on our revenues and competitive position.

5.E Off-Balance Sheet Arrangements

Prior to 2005, we had a retained interest in the assets of an unrelated entity which was not consolidated with our audited consolidated financial statements. Upon the adoption of FIN 46R for the fiscal year ended December 31, 2005, such retained interest has been consolidated in our audited consolidated financial statements for the purposes of US GAAP.

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments as of December 31, 2005:

	Payments Due by Period
Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Interest-bearing borrowings	299	901	16,220	2,054	19,474	2,512
Interest on interest-bearing borrowings(1)	1,060	2,102	1,335	125	4,622	596
Capital lease obligations(2)	739	1,975	2,018	9,161	13,893	1,792
Operating leases	46	80	14	—	140	18
Provision for amount payable upon termination of a lease arrangement(4)	217	—	—	—	217	28

Total	2,361	5,058	19,587	11,340	38,346	4,946

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Less than 1 year	1-3 years	4-5 years	After 5 years	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Short-term uncommitted revolving credit facilities	2,200	—	—	—	2,200	284
Letter of credit	20	—	—	—	20	3
Overdraft facilities	25	—	—	—	25	3
Medium term note program	—	—	—	14,377	14,377	1,854
HK$ 8 billion syndicated loan facilities	—	—	3,500	4,500	8,000	1,032
Letter of credit for leveraged leases	—	919	957	397	2,273	293
Export credit loan facilities	—	—	—	11	11	1
Purchase commitments
Capital expenditure(3)	3,109	4,119	942	70	8,240	1,063
Recurrent expenditure	549	49	—	—	598	77

Total	5,903	5,087	5,399	19,355	35,744	4,610

(1)	Interest on floating rate borrowings has not been included as it cannot be reliably estimated. Fixed rate borrowings which have been effectively converted into floating rate borrowings by means of interest rate swaps are treated as floating rate borrowings. As of December 31, 2005, floating rate borrowings amounted to HK$5,352 million, of which HK$3,574 million bears interest at a margin over LIBOR and HK$1,778 million at a margin over HIBOR.
(2)	Capital lease obligations represent all the lease payment commitments in respect of certain lease out and lease back arrangements, including those which meet the definition of a liability and are recognized as obligations in the balance sheet (see Note 28 to our audited consolidated financial statements) and those not recognized as obligations in the balance sheet under HK GAAP. See Note 45(j) to our audited consolidated financial statements.
(3)	The purchase commitments in connection with capital expenditure relate to capital works contracted for and capital works authorized but not contracted for as of December 31, 2005. Since these works had not commenced as of December 31, 2005, they were not provided for in our audited consolidated financial statements.
(4)	See Note 26 to our audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and Senior Management

We are overseen by our Managing Board, which comprises of the Chairman, the Chief Executive Officer and eight other members. The Chairman along with the eight other members, are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by KCRC subject to the prior approval of the Chief Executive of Hong Kong. The Chief Executive Officer is responsible for the day-to-day management and operation of KCRC, whilst the Chairman leads the Managing Board in addressing the strategic, policy and development issues of KCRC. The Chairman is responsible for the conduct of the Managing Board. The Chairman and eight other members of our Managing Board do not have service contracts with KCRC and do not have benefits upon termination of appointment.

Several committees have been formed to assist the Board and supervise specific aspects of our operations, namely, the Finance Committee, the Audit Committee, the Strategic Human Resource Committee, the Property Committee and the Capital Projects Committee.

In order to strengthen the Managing Board’s role in overseeing our operations, the Managing Board has appointed a number of expert members to its various committees. These members will assist the committees in advising us on matters requiring the Managing Board’s decision. These members include civil engineers, legal counsel, an environmentalist, an accountant and a human resource manager.

Mr. Samuel M.H. Lai, Chief Executive Officer (Acting) resigned on March 22, 2006 and left us on April 30, 2006. He was replaced by Mr. James Blake, former Senior Director-Capital Projects, as Chief Executive Officer on May 1, 2006. Mr. James Blake joined us as Chief Executive Officer

(Designate) with effect from March 22, 2006. In June 2005, Mr. Ian Thoms, Director-West Rail, left us after having successfully completed the task of overseeing the planning, design and construction of West Rail.

Pursuant to the provisions of the Rail Merger Bill, the proposed amendments to the KCRC Ordinance provide that following the implementation of the Rail Merger and for the duration of the Service Concession Period, we will not be required to appoint a Chief Executive Officer. During such Service Concession Period, our Managing Board would comprise solely of Government officials, and the quorum of the Managing Board would be a simple majority of the members of the Managing Board.

The present members of the Managing Board together with their principal outside functions, if any, are as follows:

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Michael P.S. Tien, BBS, JP(1)(2) Chairman Chairman of Strategic Human Resource Committee	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, Chairman of the Employees Retraining Board, Member of Education Commission, Manpower Development Committee and Guangdong Chinese People’s Political Consultative Conference.	2001	December 23, 2006

Samuel M.H. Lai Chief Executive Officer (Acting) Member of Finance Committee Member of Capital Projects Committee Member of Property Committee	Vice Chairman, UITP Asia-Pacific Division, International Association of Public Transport, Council Member, The Hong Kong Management Association, and Chairman, Membership Committee, The Hong Kong Management Association.	2004	Left KCRC on April 30, 2006

James Blake, OBE, JP(2) (3). Chief Executive Officer Member of Capital Projects Committee Member of Property Committee Member of Finance Committee	Co-Chairman of the Corporate and Employee Contribution Programme of The Community Chest of Hong Kong, Member of the Provisional Construction Industry Co-ordination Board.	2006	March 21, 2007

Vincent W.S. Lo, BBS,JP(1) (2) Chairman of Property Committee	Consultant of Messrs. Gallant Y.T. Ho & Co., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee and Director of the Red Cross Council, Member of the Social Welfare Advisory Committee and Member of the Committee on Museums of the Leisure and Cultural Services Department. Chairman of the Hong Kong Sinfonietta.	1999	December 23, 2006

Patrick B. Paul, CBE(3) . Chairman of Audit Committee Member of Property Committee Member of Strategic Human Resource Committee	Non-Executive Director of The Hongkong and Shanghai Hotels Ltd., Johnson Electric Holdings Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Ltd.	2002	December 23, 2006

M.Y. Wan, BBS, JP(1)(2) . Chairman of Capital Projects Committee Member of Audit Committee	Director of M Y Wan and Associates Limited, President of Youth Outreach, Council Member of Hong Kong Federation of Youth Groups, Manager of Chi Lin Buddhist Secondary School (SOS) and HKICC Lee Shau Kee School of Creativity. Panel Member of Appeal Board on Closure Orders (Immediate Health Hazard).	2002	November 15, 2006

Members of the Managing Board	Principal Outside Functions	Member Since	Current Term Expires
Abraham L.H. Shek, JP(2) Member of Capital Projects Committee Member of Audit Committee Member of Strategic Human Resource Committee	Member of the Legislative Council representing the Real Estate and Construction Functional Constituency, Director of The Hong Kong Mortgage Corporation Ltd and Raffles Campus (HK) Ltd. Independent Non-Executive Director and Audit Committee Member of ITC Corporation Limited, Lifestyle International Holdings Ltd, Chuang’s Consortium International Ltd, NWS Holdings Ltd., Midas International Holdings Ltd., Paliburg Holdings Ltd. and See Corporation Ltd, Independent Non-Executive Director of Chinese Estate Group Asset Management Company Limited, E. Lite Asset Management Ltd., Titan Petrochemicals Group Limited, Eagle Asset Management (CP) Limited and Regal Portfolio Management Limited, and Member of the Court of The University of Hong Kong and the Council of The Hong Kong University of Science and Technology.	2004	January 31, 2007

Richard Y.C. Wong, SBS, JP(1)(2) Member of Capital Projects Committee Chairman of Finance Committee	Deputy Vice-Chancellor and Chair of Economics at the University of Hong Kong, Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong Institute of Economics and Business Strategy, Member of the Hong Kong Government’s Exchange Fund Advisory Committee and the Commission on Strategic Development. Non-Executive Director of ICBC (Asia) Limited, CK Life Sciences International, (Holdings) Ltd., Orient Overseas (International) Ltd., Pacific Century Insurance Holdings Ltd., Pacific Century Premium Developments Ltd., Sun Hung Kai Properties Ltd. and Great Eagle Holdings Ltd.	2004	January 31, 2007

L.S. Ng, SBS, JP(1)(2) Member of Property Committee Member of Finance Committee	Vice Chairman of Chiyu Banking Corporation, General Manager, Bank-wide Operation Department, Bank of China (HK) Ltd., Independent Non-Executive Director of Smartone Telephone Holdings Ltd, and the Fisheries Development Loan Fund Advisory Committee, Director of the Bank of China (Hong Kong) Charitable Foundation, Member of the Council and the Court of Lingnan University, Hong Kong Deputy to the 10th National People’s Congress, PRC, and Independent Commission on Remuneration for Members of the Executive Council and the Legislature of the HKSAR.	2004	November 15, 2006

Sarah S.T. Liao, JP(2) . Member of Capital Projects Committee Member of Strategic Human Resource Committee	Secretary for the Environment, Transport and Works, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

Frederick S.H. Ma, JP(2) . Member of Capital Projects Committee Member of Finance Committee Member of Property Committee Member of Strategic Human Resource Committee	Secretary for Financial Services and the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

(1)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.
(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(3)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire and the abbreviation “OBE” means Officer of the Most Excellent Order of the British Empire. These honors are awarded by the British monarch.

Sarah Liao and Frederick Ma were appointed by our sole shareholder, the Government.

Members of Senior Management	Position	Position Held Since
Samuel M.H. Lai(1)	Chief Executive Officer (Acting)	2004
James Blake(2)	Chief Executive Officer	2006
Y.T. Li	Senior Director-Transport	2003
K.K. Lee	Senior Director-Capital Projects	2004
Daniel C. Lam, BBS, JP(3)(4)	Director-Property	2000
Lawrence C.P. Li	Director-Finance	2004
Mimi Cunningham	Director-Human Resource	2004
Grace Lam	General Manager-Corporate Affairs	2004
David A. Fleming.	Company Secretary and General Counsel	1997

(1)	Mr. Samuel M.H. Lai resigned on March 22, 2006 and left us on April 30, 2006.
(2)	Mr. James Blake joined us as Chief Executive Officer (Designate) on March 22, 2006 and as Chief Executive Officer on May 1, 2006.
(3)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.
(4)	The abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Shatin, New Territories, Hong Kong.

6.B Compensation

The aggregate compensation paid by us to all members of our Managing Board and senior management as a group for 2005 was HK$25.8 million (US$3.3 million). Fees for members of the Managing Board, including the Chairman but excluding the Chief Executive Officer (Acting) for the year 2005 are shown below:

	2005	2005
	HK$	US$
	(in thousands)
Chairman
Michael P.S. Tien	220	29
Members
Dr Sarah S.T. Liao in the capacity of Secretary for the Environment, Transport and Works	110	14
Vincent W.S. Lo	110	14
Frederick S.H. Ma in the capacity of Secretary for Financial Services and the Treasury	110	14
L.S. Ng	110	14
Patrick B. Paul	110	14
Abraham L.H. Shek	110	14
M.Y. Wan	110	14
Richard Y.C. Wong	110	14

	1,100	141

The variable pay scheme for our executive directors completed its first full year of operation in 2005. A portion of total remuneration (20% in the case of substantive Directors and 15% for others) was converted to variable remuneration pegged to performance and placed in a variable pay pool. The final pay pool to be distributed to each director was determined by a performance appraisal benchmark against 15 measures decided by the Managing Board in early 2005. For each measure, a threshold, target and outstanding measure was determined having regard to performance in previous years. The average of the actual performance against these 15 measures then determined the final size of the pool. This ranged from zero for a below threshold average performance to 150% of the initial pool for an outstanding performance.

On February 27, 2006 our Managing Board resolved to make a distribution in accordance with the terms of the variable pay scheme to members of the senior management as there were no performances below threshold and 12 members had exceeded their targets.

Members of senior management receive compensation in the form of salaries, retirement benefit scheme contributions, allowances, benefits-in-kind, accruals for gratuities and annual leave entitlements, details of which are set out below.

	2005 $ million				2004 $ million
	Base pay, allowances, gratuities and benefits -in-kind	Contribution to retirement benefit scheme	Variable(8) remuneration	Total	Base pay, allowances, gratuities and benefits -in-kind	Contribution to retirement benefit scheme	Variable remuneration	Total
Samuel M.H. Lai(1)(2) (Acting Chief Executive Officer)	3.58	0.38	0.95	4.91	4.51	0.38	0.51	5.40
K.K. Lee(2) (Senior Director-Capital Projects)	3.05	0.32	0.79	4.16	3.52	0.31	0.40	4.23
Y.T. Li(2) (Senior Director-Transport)	3.11	0.28	0.71	4.10	3.63	0.28	0.37	4.28
Ian M. Thoms(5) (Director-West Rail)	1.96	0.01	—	1.97	3.48	0.01	0.39	3.88
Daniel C. Lam(2) (Director-Property)	3.25	0.01	0.82	4.08	3.71	0.01	0.41	4.13
Lawrence C.P. Li(3) (Director-Finance)	2.18	0.21	0.39	2.78	2.59	0.21	—	2.8
Mimi Cunningham(2)(4) (Director-Human Resource)	3.03	0.01	0.76	3.80	2.17	0.01	0.38	2.56
Jonathan H.G. Yu(6) (Director-Operations)	—	—	—	—	5.81	0.31	—	6.12
Kenneth K.S. Leung(7) (Director-New Railway Projects)	—	—	—	—	2.03	—	—	2.03

	20.16	1.22	4.42	25.8	31.45	1.52	2.46	35.43

(1)	Mr. Samuel M.H. Lai resigned on March 22, 2006 and left us on April 30, 2006.
(2)	With effect from July 1, 2004, a portion of total remuneration was converted to variable remuneration related to performance.
(3)	With effect from January 1, 2005, a portion of total remuneration was converted to variable remuneration related to performance.
(4)	Mimi Cunningham assumed her post with effect from May 2004.
(5)	Ian M. Thoms retired on July 1, 2005.
(6)	Jonathan H.G. Yu left us on January 3, 2005.
(7)	Kenneth K.S. Leung retired on July 1, 2004.
(8)	Variable remuneration is determined by our overall performance and that of the individual concerned. Participants in the scheme contribute a fixed percentage of their remuneration to a pool, to which is added a further contribution by us if performance exceeds the pre-determined targets. In 2005 the pre-determined targets were exceeded and we added HK$1 million to the pool. However, participants unanimously decided, on their own initiative, to retain only that portion representing their personal contributions and requested the Managing Board to reallocate the additional contribution of HK$1 million to all our staff. The variable remuneration shown above represents only the actual amount contributed by and payable to individual participants.

In 2005, we made provisions in the amount of HK$135 million (US$17.4 million) for retirement costs for our employees, as compared to HK$138 million (US$17.8 million) in 2004 and HK$137 million (US$17.7 million) in 2003. See Note 37 to our audited consolidated financial statements.

6.C Managing Board Practices

The three standing committees in the areas of audit, finance and compensation are as follows:

The Finance Committee deals with the investment of surplus funds and advises the Managing Board on our strategies for the financing of future major capital projects. Our Corporate Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. Members of the Finance Committee are Richard Y.C. Wong, Fredrick S.H. Ma, Ng Leung Sing and James Blake and the expert member is Alfred H.K. Li. This committee is chaired by Mr. Richard Y.C. Wong.

The Audit Committee reviews our annual reports and financial statements prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal auditors and our independent registered public accounting firm. The Audit Committee is also charged with the task of reviewing at various times the potential impact of the generally accepted accounting principles in Hong Kong and the U.S. on our financial statements as well as receiving, recommending or pre-approving audit or non-audit fees. It has also taken on the responsibility for monitoring our whistle blowing procedures which help to ensure appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. The members of the Audit Committee are Patrick B. Paul (Chairman), M.Y. Wan and Abraham L.H. Shek. This committee is chaired by Patrick B. Paul. The Internal Audit Department reviews the internal controls of all major financial and operational activities and reports to the Audit Committee.

The Strategic Human Resource Committee reviews and makes recommendations to the Managing Board with respect to the appointment, termination and remuneration of executive directors who are not members of the Managing Board, and senior executives who report directly to the Chief Executive Officer. It also recommends to the Managing Board the appropriate levels of remuneration for all staff. Members of the Strategic Human Resource Committee are Michael P.S. Tien, Patrick B. Paul, Abraham L.H. Shek, Sarah S.T. Liao and Frederick S.H. Ma and the expert member is Anita M.C. To Yu. Mrs. Paula C.M. Ko Wong resigned as an expert member on January 31, 2006. This committee is chaired by Mr. Michael P.S. Tien.

We have also established a Capital Projects Committee and Property Committee to review and advise on our projects and property developments.

6.D Employees

We employed a total of 5,879 full-time staff as at December 31, 2005, which was slightly above our staff number of 5,874 in 2004. We had on the same date 1,675 contract staff, generally with a contract term of two years, of which approximately half was hired for the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line and the Kowloon Southern Link projects. Of a total of 4,372 operating staff, 1,285 belong to either the Railway Workers Union, carried over from when the Kowloon-Canton Railway was operated by the Government, the Operating Staff Association or the Kowloon-Canton Railway Employees Association. Union membership is not compulsory and there has never been any union contract in effect since we were formed. We recognize the three unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation or human resources policies. In parallel with the staff unions, we have set up 19 staff consultative committees with membership comprising elected staff representatives who meet regularly to communicate and consult with our staff on key issues that would affect our staff in general and to collect their feedback for consideration by the management. Through these staff consultative committees, we have been successful in maintaining effective communications and consultations with our staff to resolve matters of common concern. We have not experienced any organized labor disputes since we were formed. At December 31, 2004 and 2003, we had 5,874 and 5,871 employees, respectively.

Our Human Resource Division continuously reviews, improves and streamlines our human resources policies and practices to tie in with our business needs. We emphasize the importance of training and development, and endeavor to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet current and anticipated needs. In 2005, each employee received an average of seven days training throughout the year. We believe that our relations with our employees are good, and we regularly consult with our employees on key issues that would affect the staff in general. Employee turnover in 2005 was approximately 5.35%. To address a potential shortage in engineering and maintenance staff for various capital projects when they come into operation, we have commenced a program of early recruitment and intensive training, as well as identifying suitable staff from among our existing staff in these fields for promotion to new positions created for operating and maintaining the new railway lines. We developed and launched an integrated staff re-development program in 2005, which involves giving early notice to affected staff, personal coaching and counseling, as well as career transition training and outplacement counseling when necessary, and a framework for staff redeployment. In October 2005, we also launched an Occupational Injury Rehabilitation Program that provides free rehabilitation services to staff injured at work. To promote the wellbeing of our staff, we opened a new health corner and relocated a clubhouse during the year, providing opportunities for staff to exercise and relax near their place of work.

It is expected that more than 1,300 staff positions will be created in the first three years after the proposed Rail Merger. We expect staff synergies arising from the Rail Merger to be between 650 to 700 full time posts, which is expected to be achieved over a number of years. It has been specified that job security for all frontline staff of both MTRCL and ourselves will not be affected. Frontline staff has been identified as full-time non-managerial staff who are employed regularly and directly in the operations and maintenance of trains, stations, buses and vehicles, infrastructure maintenance, stores operations and security operations.

If the proposed Rail Merger with MTRCL should proceed, all our serving staff will be transferred to MTRCL on their prevailing terms and conditions. Eventually, a single set of employment terms and conditions and a common grading system will be devised for all the staff. Staff will be consulted prior to the implementation of the new employment terms and conditions. In the event a skill mismatch arises as a result of the Rail Merger, all necessary training and assistance will be provided to the staff concerned to facilitate their re-deployment.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major Shareholder

The Government is our sole shareholder. As of December 31, 2005, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of us, which represents 100% of our total shares outstanding.

The Government has given us support through close cooperation in our network development and equity injections. Under the KCRC Ordinance, the Government may direct us to declare and pay dividends up to our entire profit, after some allowances, in any given fiscal year.

7.B Related Party Transactions

Kowloon Southern Link Project Agreement

On October 6, 2005, we entered into the Kowloon Southern Link Project Agreement (the “KSL Project Agreement”) with the Government for the financing, design, construction and operation of the Kowloon Southern Link and its related services and facilities. Under the terms of the KSL Project

Agreement, we will be responsible for, and will finance the entire capital cost of constructing the Kowloon Southern Link, along with the costs of the removal, replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the Kowloon Southern Link.

We intend to finance the cost of the project from commercial financing facilities and internal resources.

Under the terms of the project agreement, as regards any property development to be undertaken by us for the Kowloon Southern Link at sites either above, below or adjacent to the West Kowloon Station, such development would be subject to the grant of a private treaty for a term of 50 years in a form and containing such conditions as may be prescribed by the Government. For each development, we are required to pay a premium to the Government in either installments or a lump sum. If it is to be paid in installments, the first portion would be at the prevailing market value as at the date of the grant and in respect of the subsequent installments, as at such date as may be set out in the applicable conditions of grant governing the commencement of construction of that particular phase of development. If it is to be paid in a lump sum, it would be at the prevailing market value as at the date of the grant.

We are required to undertake the property developments in such manner and upon such terms as may be set out in the relevant private treaty grants. We are required to undertake the necessary planning, design and construction of the property developments. We would also enter into joint venture arrangements with various developers for the completion of the developments. Profits from the property development, net of costs and expenses we incur in respect thereof, and net of any other development-related costs to be provided for in such arrangements, together with an on-cost of a specified percentage thereon, would be passed to the Government.

East Rail Extensions Project Agreement

On February 28, 2003, we entered into the subject agreement with the Government for the financing, design, construction and operations of the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line, referred to as the East Rail Extensions, and related services and facilities. Under the terms of the project agreement, we will be responsible for, and will bear and finance the full capital cost for the construction and operation of the East Rail Extensions, and the costs of the removal and replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the East Rail Extensions.

We received an equity injection of HK$8 billion from the Government for the construction of the Tsim Sha Tsui Extension and the Ma On Shan Rail in March 2001. We financed the balance of the project costs from commercial financing and internal resources.

We were granted the property development rights to four sites on the Ma On Shan Rail alignment above Tai Wai station and Maintenance Centre, Che Kung Temple and Wu Kai Sha stations, and to two sites on the East Rail alignment at Fo Tan station and Ho Tung Lau Maintenance Centre. The grant of such property development rights were to be at a premium payable to the Government and which would be assessed at the date of such grant, together with an annual rent of a specified percentage of the rateable value of the subject of such grant as assessed from time to time. We would be responsible for all works required to construct the proposed property developments. Further, we have agreed with the Government that any property development profits from these sites in excess of a specified amount would be distributed to the Government as extraordinary dividends, subject to certain exemptions.

Entrustment Agreements

We have entered into entrustment agreements with the Government in respect of certain public infrastructure works and other works along the routes of the West Rail and the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line, referred to as the East Rail Extensions, under which we have agreed to carry out works on behalf of the Government in return for periodic reimbursements based on the work completed.

Octopus Cards Limited

On January 17, 2001, we entered into a service agreement with Octopus Cards Limited in order to formalize the existing arrangements relating to the use of Octopus cards. Under the service agreement, we accepted the use of Octopus cards for the payment of fares and we agreed to provide add-value, refund and other ancillary services to Octopus Cards Limited.

On October 21, 2005, KCRC and the other shareholders of Octopus Cards Limited entered into a sale and purchase agreement and a shareholders agreement for the incorporation of a new holding company, Octopus Holdings Limited, in connection with the adjustment of certain arrangements relating to Octopus Cards Limited, including the transfer of the non-payment business of Octopus Cards Limited to a number of new and separate subsidiaries independent of the payment business of Octopus Cards Limited. Under the sale and purchase agreement, the shareholders of Octopus Cards Limited divested themselves of all their shares in Octopus Cards Limited to Octopus Holdings Limited in consideration for the issue to them of new shares in Octopus Holdings Limited.

Immediately after completion of the sale and purchase of shares in Octopus Cards Limited, the shareholders of Octopus Holdings Limited made a loan in aggregate amounting to HK$150 million to Octopus Holdings Limited, pursuant to a subordinated loan agreement, with each shareholder lending an amount in proportion to its shareholding in Octopus Holdings Limited. Pursuant to such subordinated loan agreement, we made a loan of HK$33.15 million to Octopus Holdings Limited. The loan to Octopus Holdings Limited from us bears interest at 5.5% per annum. It is unsecured and repayable in whole or in part at any time before October 20, 2010. We received a dividend payment of HK$33.15 million from Octopus Cards Limited in 2005, which effectively funded such subordinated loan from us.

In 2005, we made payments of HK$36 million (US$4.6 million) to Octopus Cards Limited in respect of fees for the use of the Octopus cards system. These payments were based on the fare revenue generated from Octopus cards. No other charges were made or incurred by us in respect of the administration of the Octopus cards system. We received HK$7 million (US$0.9 million) in 2005 from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.

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

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” and pages F-1 through F-91.

Legal Proceedings

As of December 31, 2005, we had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and the East Rail Extensions in respect of which our total obligations cannot be estimated reliably. We have made provisions in the financial statements as of December 31, 2005 for our best estimate of amounts which will likely be payable in connection with these claims. The amounts payable upon resolution of these claims may be eventually in excess of amounts estimated and accounted for in the financial statements as of December 31, 2005. We are in the process of resolving these claims. See Note 39 to our audited consolidated financial statements.

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

In 2005, we paid a dividend of HK$172 million (US$22.2 million), representing 33.5% of our 2004 profit after taxation. We have not paid any dividends to date in 2006.

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

ITEM 10. ADDITIONAL INFORMATION

10.B Memorandum and Articles of Association

Organization and Register

We are a statutory corporation established in Hong Kong by the KCRC Ordinance. We are registered in the Hong Kong Companies Business Registry and our Business Registration Certificate No. is 08371001-000-12-05-2.

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

Corporate Governance

We are overseen by our Managing Board. The Managing Board comprises a Chairman, a Chief Executive Officer and eight other members. The Chairman and eight other members are appointed by the Chief Executive of Hong Kong. We appoint the Chief Executive Officer subject to the prior approval of the Chief Executive of Hong Kong.

Several committees have been formed under the Managing Board to supervise specific aspects of our operations, namely, the Finance Committee, the Audit Committee, the Strategic Human Resource Committee, the Property Committee and the Capital Projects Committee.

Pursuant to the enactment of the KCRC (Amendment) Ordinance in December 2001, the functions and duties of the Chairman were separated from those of the Chief Executive Officer by creating the office of the Chief Executive Officer of KCRC. The division of responsibilities between the Chairman of the Managing Board and the Chief Executive Officer is clearly defined and has been approved by the Managing Board. The Chairman, who is a non-executive member, leads the Managing Board in the determination of its strategy and in the achievement of its objectives. The Chairman is responsible for the conduct of the business of the Managing Board, ensuring its effectiveness and setting its agenda. The Chairman is not involved in our day-to-day business. The Chairman facilitates the effective contribution of the non-executive members of the Managing Board and constructive relations between executive management and such members, ensuring that members receive accurate, timely and clear information, as well as ensuring effective communication with our sole shareholder. The Chief Executive Officer has direct authority on a day-to-day basis and is accountable to the Managing Board for our financial and operational performance.

The Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board govern the proceedings of the Managing Board and the committees thereunder and were amended during 2005 and 2006, with the latest amendment approved on April 19, 2006. The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by us or one of our subsidiaries which is brought up by us for consideration, must disclose the nature of his interest at a meeting of KCRC. The disclosure shall be recorded in our minutes, and the member shall not, without the permission of the Chairman, take any part in any deliberation with respect to that contract and shall not in any event, vote on any question concerning it.

Under the KCRC Ordinance, we may, as we think fit, borrow or otherwise raise money and charge all or any part of our property as security. We may also create and issue bonds, notes or other securities which may be charged on our property, undertaking and revenue. The Managing Board is our governing body and has authority to exercise the power to borrow conferred upon it by the KCRC Ordinance.

The Financial Secretary of the Government determines the salaries or fees and allowances that we will pay to the members of the Managing Board. The quorum of the Managing Board is five members. There is no provision in the KCRC Ordinance requiring retirement at a certain age. See “Item 6. Directors, Senior Management and Employees” for further information about our Managing Board.

Following the implementation of the Rail Merger, we would cease to have any railway or bus operations, and we would essentially be a statutory corporation with very few staff. For the duration of the Service Concession Period, our Managing Board would comprise solely of Government officials, and the quorum of the Managing Board would be a simple majority of the members of the Managing Board. Pursuant to the provisions of the Rail Merger Bill, the proposed amendments to the KCRC Ordinance provide that following the implementation of the Rail Merger and for the duration of the Service Concession Period, we would not be required to appoint a Chief Executive Officer.

Shares

The Government is our sole shareholder. There are no corporate or shareholder documents that set forth the voting rights of the shareholder or rights, preferences and restrictions with respect to our shares.

Under the KCRC Ordinance, the Financial Secretary of the Government may, after consulting with us, increase our authorized capital. Shares in our authorized capital are allotted to the Government at par as required in writing by the Financial Secretary.

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

Pursuant to the Kowloon-Canton Railway (Increase in Authorized Capital) Order 2001 effective on March 2, 2001, our authorized capital was increased from HK$34,000,000,000 divided into 340,000 shares of HK$100,000 each to HK$42,500,000,000 divided into 425,000 shares of HK$100,000 each.

On March 2, 2001, 80,000 shares of HK$100,000 each were issued to the Financial Secretary Incorporated for and on behalf of the Government, in consideration of the equity injection received from the Government for the construction of the Tsim Sha Tsui Extension and the Ma On Shan Rail.

10.C Material Contracts

Pursuant to the KSL Project Agreement dated October 6, 2005, the Government awarded to us the rights for the financing, design, construction and operation of the Kowloon Southern Link and its related services and facilities. Property developments may be undertaken at sites above, below or adjacent to the West Kowloon station. Profits from the property development, net of costs and expenses we incur in respect thereof, and net of any other development-related costs to be provided for in such arrangements together with an on-cost of a specified percentage thereon, will be passed to the Government.

On September 28, 2004, we entered into a HK$8,000 million credit facilities agreement with a syndicate of 18 banks and financial institutions. Proceeds are to be used for our general working capital requirements. These facilities comprise three tranches: a HK$3,500 million five-year tranche, a HK$3,500 million seven-year tranche and a HK$1,000 million ten-year tranche. Drawings may be made under each tranche on a revolving credit basis for the first five years. Thereafter, the outstanding amounts under the seven-year and ten-year tranches will each be converted into a term loan with bullet repayment upon the maturity of each facility. Borrowings under each facility bear interest on a floating rate basis at a margin over HIBOR.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We have managed interest and foreign currency exchange rate risks of our investment securities portfolio and debt instruments by adjusting both the maturity structure of the portfolio and the amount of floating interest rate and foreign currency-denominated securities and debt instruments. In addition, we employ derivative financial instruments such as interest rate swaps, cross currency swaps and foreign exchange forward contracts to reduce or eliminate interest and foreign currency exchange rate risks associated with interest and foreign exchange rate movements.

Our Finance Committee is responsible for overseeing our interest and foreign currency exchange rate risk management process and recommending policies regarding interest and foreign exchange rate exposures for approval by our Managing Board. Adherence to these policies is monitored by our finance division on an ongoing basis.

The following presents information regarding our market risk exposures as of December 31, 2005. References in the following tables to “JPY” are to the Japanese Yen, “EUR” are to the Euro and “GBP” are to the Pound Sterling.

Interest Rate Risk

For investment securities and debt instruments, the following table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2004 and 2005. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ underlying cash flows are denominated in the currencies indicated below.

	As of December 31, 2005 Expected Maturity Date								As of December 31, 2004
	2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates)
Investment securities:
Fixed rate:
Principal amount (HK$).	—	—	—	—	—	—	—	—
Average interest rate.
Principal amount (US$).	70	—	—	—	—	—	70	70	1,608	1,614
Average interest rate.	3.7%
Principal amount (EUR).	—	—	—	—	—	—	—	—
Average interest rate.
Variable rate:
Principal amount (HK$).	20	—	—	—	—	—	20	20	20	20
Average interest rate.	4%
Principal amount (US$).	311	—	—	—	—	—	311	310	588	589
Average interest rate.	3.9%
Debt instruments:
Fixed rate:
Medium term note
Principal amount(US$).	—	—	—	(7,783)	—	(389)	(8,172)	(8,675)	(8,161)	(9,113)
Average interest rate.				7.4%		7.9%
Principal amount(HK$).	—	—	—	—	—	(800)	(800)	(789)	(800)	(829)
Average interest rate.						4.7%
Global note (the “Note”)
Principal amount(US$).	—	—	—	—	(7,783)		(7,783)	(8,522)	(7,772)	(8,998)
Average interest rate.					8.2%
Export credit loan
Principal amount (US$).	—	(199.3)	(265.8)	(265.8)	(265.8)	(132.8)	(1,129.5)	(1,134.7)	(1,127.8)	(1,182)
Average interest rate.		5.7%	5.7%	5.7%	5.7%	5.7%
Retail bond
Principal amount (HK$)	—	—	(300)	—	—	(700)	(1,000)	(989)	(1,000)	(1,043)
Average interest rate			3%			4.9%
Variable rate:
Export credit loan
Principal amount US$).	(297.8)	(102.8)	(37.8)	(37.8)	(37.8)	(56.7)	(570.7)	(570.7)	(848)	(851)
Average interest rate. 2	4.9%	5%	5.1%	5.1%	5.1%	5.1%
Interest rate swaps(1):
Fixed to variable rate:
Notional amount (US$).	—	—	—	1,556.7	1,362.0		2,918.7	82.9	2,331.7	193
Interest pay rate.				4%	8%
Interest receive rate.				7.3%	8%
Notional amount (HK$).	—	—	300	—	—	1,500	1,800	(35)	1,800	56
Interest pay rate.			4.1%			4.6%
Interest receive rate.			3%			4.7%

(1)	Fair values for derivative financial instruments represent the amounts we would receive or pay to close out the transactions.

Foreign Currency Exchange Rate Risk

The table below provides information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The table summarizes information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the table presents the principal amounts matured and related weighted average interest rates by expected maturity dates as of December 31, 2004 and 2005. For foreign currency exchange agreements, the table presents notional amounts and weighted average exchange rates by the expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2005 Expected Maturity Date								As of December 31, 2004
	2006	2007	2008	2009	2010	Thereafter	Total	Aggregate Fair Value (1)	Total	Aggregate Fair Value (1)
	(HK$ equivalent in millions, other than interest rates and exchange rates)
Investment securities:
Fixed rate:
Principal amount (US$).	70	—	—	—	—	—	70	70	1,608	1,614
Average interest rate.	3.7%
Variable rate:
Principal amount (US$).	311	—	—	—	—	—	311	310	588	589
Average interest rate.	3.9%
Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$).	—	—	—	(7,783)		(389)	(8,172)	(8,675)	(8,161)	(9,113)
Average interest rate.				7.4%		7.9%
Global note (the “Note”)
Principal amount (US$).	—	—	—	—	(7,783)		(7,783)	(8,522)	(7,772)	(8,998)
Average interest rate.					8.2%
Export credit loan
Principal amount (US$).	—	(199.3)	(265.8)	(265.8)	(265.8)	(132.8)	(1,129.5)	(1,134.7)	(1,127.8)	(1,182)
Average interest rate.		5.7%	5.7%	5.7%	5.7%	5.7%
Variable rate:
Export credit loan
Principal amount(US$).	(297.8)	(102.8)	(37.8)	(37.8)	(37.8)	(56.7)	(570.7)	(570.7)	(848)	(851)
Average interest rate.	4.9%	5%	5.1%	5.1%	5.1%	5.1%
Foreign exchange agreements(1):
Receive EUR/pay HK$.	26.0	13.7	—	—	—	—	39.7	(2.0)	49.8	5.2
Average contractual exchange rate.	9.7	10.1
Receive GBP/pay HK$.	6.8	—	—	—	—	—	6.8	(0.1)	—	—
Average contractual exchange rate. 11	13.6
Receive JPY/pay HK$	0.8	—	—	—	—	—	0.8	(0.1)	7.1	0.4
Average contractual exchange rate	0.07
Receive US$/pay HK$.	1,176.3	—	—	—	—	—	1,176.3	4.8	2,483.9	(22.3)
Average contractual exchange rate.	7.7
Currency Swap(1)
Notional amount (Receive US$/ pay HK$)	—	—	—	7,776.4	7,017.4	390	15,183.8	(283)	15,183.7	(691)
Average interest rate.				0.9%	0.5%	0.3%

(1)	Fair values for derivative financial instruments represent the amounts we would receive or pay to close out the transactions.

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

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Director - Finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2005. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective.

There were no significant changes in our internal control over financial reporting (as defined in Rules 13a – 15(e) and 14d – 15(e) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Not applicable.

(c)	Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

ITEM 16B. CODE OF ETHICS

Our Code of Ethics, which sets out standards designed to deter wrongdoing and promote ethical conduct among our senior financial officers, is publicly available on our website at http://www.kcrc.com/html/eng/corporate/about_kcrc/ corp_governance

/CorporateGovernanceManual.pdf under Section 5 of the Corporate Governance Manual.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees for the professional services rendered by our independent registered public accounting firm in 2004 and 2005 are depicted in the table below. Audit-related services mainly relate to professional services rendered in connection with filing of Form 20-F. Tax services mainly relate to the statutory filing of profits tax returns for KCRC and its subsidiaries, and tax advisory services in connection with its leasing arrangements. Other services relate to the advisory services for compliance with the documentation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

	Fees for 2005	Fees for 2004	Percentage of Services Approved for 2005	Percentage of Services Delivered by Part-time Staff of the Accounting Firm
	(HK$ million)
Audit services	3	3	100%	—
Audit-related services	1	1	100%	—
Tax services	1	1	100%	—
Other services	4	—	100%

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has approved and established the pre-approval policies and procedures relating to the approval of all services provided by our independent registered public accounting firm for the audit of our annual financial statements, as summarized below:

Policy

The Audit Committee shall be responsible for the oversight of all functions performed by our independent registered public accounting firm in respect to all services provided in relation to us and our subsidiaries and, in meeting that responsibility, shall pre-approve all services and the fees to be charged for such services provided by the independent registered public accounting firm except for those services prescribed in Section 14B of the KCRC Ordinance regarding the audit of our statutory accounts which is approved by the Managing Board by delegation of authority from our shareholder granted on November 2, 2000.

Procedures

In order to give effect to the Audit Committee’s Terms of Reference regarding the pre-approval of services provided by our independent registered public accounting firm, the following procedures have been adopted:

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See pages F-1 through F-91 incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

KCRC has responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).

*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).

*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).

1.4	Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board (as amended).

***1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.

*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.

**2.2	Instruments defining the rights of holders of KCRC’s Medium Term Note Program.

4.1†	Project Agreement dated October 6, 2005 between KCRC and the Government of the Hong Kong Special Administrative Region for the construction and financing of the Kowloon Southern Link Project.

****†4.2	Credit Facilities Agreement dated September 28, 2004 between KCRC and certain financial institutions as Senior Lead Managers, Lead Managers and Lenders.

8.1	Subsidiaries of the Registrant: See “Item 4. Information on KCRC––Organizational Structure.”

12.1	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Director-Finance pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Director-Finance pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)
**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)
***	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 28, 2002 (Registration No. 1-15004)
****	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 24, 2005 (Registration No. 1-15004).
†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kowloon-Canton Railway Corporation

By:	/s/ James Blake
James Blake Chief Executive Officer

Date: July 14, 2006

S-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Income Statements for the years ended December 31, 2003, 2004 and 2005	F-3

Consolidated Balance Sheets as of December 31, 2004 and 2005	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2003, 2004 and 2005	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2003, 2004 and 2005	F-6

Notes to the Audited Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of the Managing Board

Kowloon-Canton Railway Corporation:

We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation (“the Corporation”) and its subsidiaries (“the Group”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in equity and cash flow for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Hong Kong and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong.

As described in note 3 to the consolidated financial statements, the Group adopted all applicable Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Consequently, certain amounts for the years ended December 31, 2003 and 2004 were required to and have been restated to comply with the 2005 initial adoption provisions of those applicable Hong Kong Accounting Standards (“HKASs”) and Interpretations. HKAS 32 “Financial Instruments: Disclosure and Presentation” and HKAS 39 “Financial Instruments: Recognition and Measurement”, have been adopted prospectively as of January 1, 2005.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 45 to the consolidated financial statements. As further described in note 45 to the consolidated financial statements, the amounts of certain differences between accounting principles generally accepted in Hong Kong and accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003 have been restated as a result of the adoption of certain HKASs and Interpretations described in note 3. Also, as described in note 45 to the consolidated financial statements, certain financial measures determined in accordance with accounting principles generally accepted in the United States of America for the years ended December 31, 2004 and 2003 have been restated for the reasons set out in note 45(1) to the consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Hong Kong dollars have been translated into United States dollars on the basis set forth in note 2(ah) to the consolidated financial statements.

KPMG

Hong Kong

February 27, 2006, except for note 41, as to which the date is July 7, 2006

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED INCOME STATEMENTS

			Year Ended December 31,
	Note		2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
			(in millions)
Revenue	4		4,426	4,976	5,383	694
Operating costs before depreciation	5		2,147	2,916	3,145	406

Operating profit before depreciation	6		2,279	2,060	2,238	288
Depreciation	7		730	1,569	2,140	276

Operating profit before interest and finance income/expenses			1,549	491	98	12

Interest and finance income	8	(a)	485	444	525	68
Interest and finance expenses	8	(b)	(132)	(485)	(823)	(106)

Profit/(loss) after depreciation, interest and finance income/expenses			1,902	450	(200)	(26)
Gains on changes in fair value of derivative financial instruments and hedged borrowings	9		—	—	400	52
Valuation gains/(losses) on investment properties	14		(17)	148	171	22
Share of profit of associate			7	15	15	2

Profit before taxation			1,892	613	386	50
Income tax	10	(a)	(527)	(100)	(69)	(9)

Profit for the year wholly attributable to the sole shareholder of the Corporation	11		1,365	513	317	41

Dividend payable to the sole shareholder of the Corporation attributable to the year proposed after the balance sheet date	12	(a)	620	172	—	—

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

			As of December 31,
	Note		2004 Restated HK$	2005 HK$	2005 US$
			(in millions)
Assets
Fixed assets	14
- Property, plant and equipment			61,029	60,127	7,755
- Investment properties			1,026	1,171	151

			62,055	61,298	7,906
Interest in leasehold land held for own use under operating leases	14		5,691	5,645	728
Construction in progress	15		6,991	10,411	1,343
Deferred expenditure	16		1,462	1,210	156
Properties under development	17		1,892	1,537	198
Interest in associate	19		57	72	9
Loans to third party	20		733	684	88
Loan to non-controlled subsidiary	21		3,576	3,863	498
Derivative financial assets	33	(e)	—	129	17
Investments	22		4,323	449	58
Stores and spares	23		319	343	44
Interest and other receivables	24		756	717	93
Cash and cash equivalents	25		3,531	3,394	438

			91,386	89,752	11,576

Liabilities
Interest and other payables	26		2,929	2,803	362
Accrued charges and provisions for capital projects	27		3,971	3,038	392
Lease payable	28		717	684	88
Derivative financial liabilities	33	(e)	—	361	47
Interest-bearing borrowings	29		19,748	19,474	2,512
Deferred income	30		708	541	69
Deferred tax liabilities	10	(d)	3,251	3,198	412

			31,324	30,099	3,882

Net Assets			60,062	59,653	7,694

Capital and Reserves
Share capital	31		39,120	39,120	5,046
Reserves	32		20,942	20,533	2,648

Total equity			60,062	59,653	7,694

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Year Ended December 31,
	Note		2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
			(in millions)
Total equity at January 1,
As previously reported			59,512	60,205	60,147	7,758
Prior period adjustments arising from changes in accounting policies in respect of:
- depreciation of permanent way	3	(a)(vi)	—	—	(38)	(5)
- deferred tax of valuation gains on investment properties	3 3	(a)(iii) & 3(a)(vi) & (a)(vii)	(22)	(21)	(47)	(6)

As restated before opening balance adjustments			59,490	60,184	60,062	7,747

Opening balance adjustments arising from changes in accounting policies under HKAS 32 and HKAS 39	32				(568)	(74)

At January 1, after prior period and opening balance adjustments					59,494	7,673

Net income/(expenses) recognized directly in equity:
Surplus on revaluation of investment properties, net of deferred tax
- as previously reported			(17)	148
- prior period adjustments arising from changes in accounting policies in respect of valuation (gains)/losses on investment properties	3	(a)(i) & 3(a)(v)	17	(148)
- surplus on revaluation of investment properties, net of deferred tax (2004 & 2003: as restated)			—	—

Deficit on revaluation of available-for-sale securities	32		(76)	(54)	(15)	(2)

Net expenses for the year recognized directly in equity (2004 & 2003: as restated)			(76)	(54)	(15)	(2)

Net profit for the year:
- as previously reported			1,381	429

- prior period adjustments arising from changes in accounting policies for:
> valuation gains/(losses) on investment properties	3	(a)(i) & 3(a)(v)	(17)	148
> depreciation on permanent way	3	(a)(i) & 3(a)(v)	—	(38)
> deferred tax of valuation gains on investment properties	3	(a)(i) & 3(a)(v)	1	(26)

> restatement for the year			(16)	84

- net profit for the year (2004 & 2003: as restated)	32		1,365	513	317	41

Revaluation deficit transferred to the income statement on redemption and disposal of available-for-sale securities	32		25	39	29	4

Dividend approved and paid during the year	12	(b)	(620)	(620)	(172)	(22)

Total equity at December 31,			60,184	60,062	59,653	7,694

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,
	Note	2003 HK$	2004 Restated HK$	2005 HK$	2005 US$
		(in millions)
Operating activities
Net cash inflow from operations	34	2,179	2,309	2,408	311
Net cash inflow/(outflow) from property development		(308)	(376)	340	43
Hong Kong profits tax paid		(1)	(1)	(1)	—

Net cash inflow from operating activities		1,870	1,932	2,747	354

Investing activities
Decrease / (increase) in deposits with banks with maturity more than three months when placed		743	(740)	(615)	(79)
Payments for capital expenditure:
- East Rail Extensions project		(5,282)	(4,534)	(2,821)	(364)
- other capital projects and purchase of fixed assets		(6,954)#	(2,450)	(2,168)	(280)
Interest received		725	1,358	750	97
Dividend received from associate		—	—	33	4
Loan to non-controlled subsidiary		(382)	(24)	(84)	(11)
Loan to associate		—	—	(33)	(4)
Receipts on sales of fixed assets		—	—	4	1
Receipts on redemption and disposal of available-for-sale securities		6,783	6,740	3,311	427

Net cash inflow/(outflow) from investing activities		(4,367)	350	(1,623)	(209)

Net cash inflow/(outflow) before financing		(2,497)	2,282	1,124	145

Financing activities
Net cash inflow/(outflow) on drawdown/repayment of loans		2,271	(273)	(279)	(35)
Dividend paid		(620)	(620)	(172)	(22)
Interest paid		(1,329)	(1,387)	(1,392)	(180)
Net cash flow relating to derivative financial instruments		111	138	(13)	(2)
Finance expenses paid		(44)	(26)	(20)	(3)

Net increase/(decrease) in cash and cash equivalents		(2,108)	114	(752)	(97)

Cash and cash equivalents at January 1,		4,585	2,477	2,591	334

Cash and cash equivalents at December 31,		2,477	2,591	1,839	237

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	25	54	36	42	5
Deposits with banks with maturity of less than three months when placed	25	2,423	2,555	1,797	232

		2,477	2,591	1,839	237

#	Included the payment of HK$5,367 million for capital expenditure incurred for the construction of the West Rail project for the year ended December 31, 2003.

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

1 Establishment of the Corporation

The Kowloon-Canton Railway Corporation (“the Corporation”) was incorporated in Hong Kong under the Kowloon-Canton Railway Corporation Ordinance (“the Ordinance”) on 24 December 1982 to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. The assets, rights and liabilities of the then existing railway were vested in the Corporation on 1 February 1983 in accordance with Section 7 of the Ordinance.

The Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled the Corporation to construct and operate the Light Rail system. The amendment in 1998 expanded the Corporation’s power by permitting the Corporation to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorise the Corporation to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board.

2 Significant accounting policies

(a) Statement of compliance

Although not required to do so under the Ordinance, the Corporation has prepared these financial statements in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Corporation and its controlled subsidiaries (the “Group”) is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from the initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is the historical cost basis except where stated otherwise in the accounting policies set out below. The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the prevailing circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements with significant effect on the financial statements and estimates with significant risk of material adjustment are discussed in note 43.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(c) Basis of consolidation

The consolidated financial statements comprise the Corporation and its controlled subsidiaries and the Group’s interest in associate made up to December 31, each year.

The financial statements of certain subsidiaries held by the Corporation for the sole purpose of developing, on behalf of the Government of the Hong Kong Special Administrative Region (“the Government”), commercial or residential properties along the West Rail, Phase I route are excluded from the consolidation on the basis that these are not considered to be controlled subsidiaries as the Corporation has no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided. The Corporation is not entitled to any earnings distribution, nor is it required to ultimately fund any losses which may be sustained by these subsidiaries.

(d) Investments in subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Corporation has the power, directly or indirectly, to govern the financial and operating policies thereof so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. An investment in a non-controlled subsidiary is excluded from consolidation and is stated at cost less impairment losses, if any, in the Group’s balance sheet.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions with controlled subsidiaries are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions with controlled subsidiaries are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(e) Interest in associate

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition and post-tax results of associates for the year.

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in the income statement.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(f) Investments

Investments comprise:

(i)	temporary investment of funds from the equity injection received and borrowings obtained specifically for the construction of the East Rail Extensions and Kowloon Southern Link before the funds are used for such purposes (“pre-funding investments”); and

(ii)	investment of surplus funds from the Group’s operations (“other investments”).

All the pre-funding investments and other investments are available-for-sale investments and are recognized initially at fair value at the date of recognition plus transaction costs. The fair value is remeasured at the balance sheet date, with any resultant gain or loss accounted for as follows:

(i)	changes in fair value of pre-funding investments, together with all income generated from such investments, including interest income, exchange gains or losses, impairment losses, realized gains or losses arising from transactions in derivative financial instruments entered into for hedging foreign currency pre-funding investments and gains or losses arising from the derecognition of such investments, are capitalized to the related projects; and

(ii)	changes in fair value of other investments are recognized directly in the investments revaluation reserve, except for the related impairment losses and foreign exchange gains and losses, if any, which are recognized directly in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement. When these investments are derecognized, the cumulative gain or loss previously recognized directly in the investments revaluation reserve is recognized in the income statement.

Investments are recognized / derecognized on the trade date, which is the date the Group commits to purchase / sell the investments or when the investments expire.

(g) Derivative financial assets and liabilities

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

The currency swaps are designated as hedges of the variability in cash flows attributable to the foreign exchange risk of certain of the Group’s interest-bearing borrowings denominated in foreign currencies and recognized in the financial statements.

The interest rate swaps are designated as hedges of the variability in the fair value attributable to interest rate risk of certain of the Group’s fixed rate interest-bearing borrowings recognized in the financial statements.

All the Group’s derivative financial instruments are recognized initially as derivative financial assets or liabilities at fair value. The fair value is remeasured at the balance sheet date, with any resultant gain or loss on remeasurement to fair value recognized immediately in the income statement.

(h) Investment properties

Investment properties comprise land and/or buildings which are owned or held under a leasehold interest to earn rental income and are held for their investment potential.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognized in the income statement.

Gains or losses arising from the retirement or disposal of an investment property are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(i) Property, plant and equipment

(i)	Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and impairment losses, if any.

Property, plant and equipment utilized in the operation of rail networks and ancillary commercial activities comprises:

•	buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease; and

•	other items of plant and equipment.

The cost of property, plant and equipment vested by the Government has been determined as follows:

•	for property, plant and equipment vested on February 1, 1983 - as determined by the Financial Secretary; and

•	for property, plant and equipment vested subsequent to February 1, 1983 - based on actual cost as reflected in the Government’s records.

The cost of property, plant and equipment acquired by the Group comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

•	any costs, such as the costs of material, direct labour, an appropriate proportion of production overheads and interest and finance income/expenses directly attributable to bringing the asset to the location and condition capable of operating in the manner intended by management; and

•	the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, where the obligation is incurred by the Group when the item is acquired.

Expenditure on property, plant and equipment below $20,000 per item is expensed to the income statement as incurred.

(ii)	Subsequent expenditure on existing property, plant and equipment is added to the carrying amount of the asset if, either future economic benefits will flow to the Group, or the condition of the asset will improve beyond its originally assessed standard of performance.

Expenditure on repairs or maintenance of existing property, plant and equipment to restore or maintain the originally assessed standard of performance of the asset is recognized as an expense when incurred.

(iii)	Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(j) Depreciation

(i)	Depreciation is calculated to write off the cost of an item of property, plant and equipment less its estimated residual value, if any, using the straight-line basis over its estimated useful life as follows:

No. of years
Tunnels, bridges and roads (see note 2(j)(iii))	43-65
Buildings (see note 2(j)(iii))	50
Rolling stock	30-40
Locomotives and wagons	15-35
Lifts and escalators	20
Permanent way comprising rails, ballast, sleepers and concrete civil works (see note 2(j)(iii))	10-50
Machinery and equipment	10-30
Telecommunication and signalling systems and air-conditioning plant	10-15
Fare collection systems	15
Mobile phone systems	7-10
Furniture and fixtures	3-15
Computer and office equipment (including computer software)	3-5
Buses	10-17
Other motor vehicles	4-15

(ii)	Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a measurable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life.

(iii)	Tunnels, bridges, roads, concrete civil works and buildings situated on leasehold land are depreciated over the shorter of the unexpired term of the related lease and their estimated useful lives.

(k) Leased assets

(i) Classification of leased assets

Leases of assets under which the lessee assumes substantially all the risks and rewards of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred substantially all the risks and rewards of ownership are classified as operating leases, except that property held under an operating lease that would otherwise meet the definition of an investment property may be classified as an investment property on a property-by-property basis.

(ii) Assets leased out under operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group’s depreciation policies.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(k) Leased assets (continued)

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

Land lease premiums, land resumption costs and other costs directly associated with the acquisition of leasehold land held for own use under operating leases are amortized on a straight-line basis over the period of the lease term. The cost in relation to leasehold land vested by the Government has been determined as follows:

•	vested on February 1, 1983 - as determined by the Financial Secretary; and
•	vested subsequent to February 1, 1983 - based on actual cost as reflected in the Government’s records or the costs incurred by the Corporation directly associated with the acquisition of leasehold land.

(l) Impairment of assets

(i) Impairment of financial assets

All financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized as follows:

•	For interest and other receivables, loans to third party and loan to non-controlled subsidiary, an impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (taking into account bad and doubtful debts), discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these assets), except where the present value is not determinable as it does not have fixed repayment terms.

•	For investments, losses on revaluation are initially recognized directly in equity, or capitalized to the construction in progress or deferred expenditure where the losses are attributable to pre-funding investments relating to the equity injection received and borrowings obtained specifically for railway projects. If evidence of impairment exists, the cumulative loss that had been recognized directly in equity is removed from equity and is recognized in the income statement as an impairment loss. However, the impairment loss relating to the cumulative loss that had been capitalized to construction in progress or deferred expenditure is not required to be charged to the income statement. The impairment loss recognized in subsequent years is accounted for as the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the income statement and/or related cumulative loss capitalized to the construction in progress or deferred expenditure.

•	Impairment losses are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized. Reversals of impairment losses in such circumstances are recognized in the income statement to the extent that the cumulative impairment loss has been charged to the income statement.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	deferred expenditure;

•	properties under development; and

•	interest in associate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(l) Impairment of assets (continued)

(ii) Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognized.

(m) Construction in progress

Assets under construction and capital works for the operating railways are stated at cost less impairment losses, if any. Costs comprise direct costs of construction, such as materials, staff costs and overheads, interest and finance income/expenses and gain or loss arising from change in fair value of pre-funding investments capitalized during the period of construction or installation and testing. Capitalization of these costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or completed. The assets concerned are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed, at which time the assets begin to be depreciated in accordance with the relevant policies. Land lease premiums, land resumption costs and other related costs incurred by the Group for the purpose of acquiring the land on which the new railways or extensions to existing railways are to be operated are initially included in construction in progress. These costs are transferred to interest in leasehold land held for own use under operating leases when the land is vested in the Corporation by the Government, at which time the costs begin to be amortized in accordance with the relevant policies.

Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:

•	where the proposed projects are at a preliminary review stage with no certainty of the proposed project proceeding, the costs concerned are written off to the income statement as incurred; and

•	where the proposed projects are at a detailed study stage, having demonstrated an acceptable financial viability and having obtained the Managing Board’s approval to proceed further, the costs concerned are initially dealt with as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached with the Government.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(n) Deferred expenditure

Deferred expenditure relates to costs incurred for proposed railway related construction projects which will be transferred to construction in progress after the relevant project agreements are reached with the Government.

(o) Property development

The Group is involved in a number of property development projects. When the Group determines or reaches agreement with property developers to develop a site for resale or for rent, the carrying amount of the leasehold land and existing buildings on the development site are transferred to properties under development. Costs related to the respective projects incurred by the Group are also dealt with as properties under development until such time that profit on the development is recognized by the Group.

Profits on property development undertaken in conjunction with property developers are recognized in the income statement as follows:

•	where the Group receives payments from property developers as a consequence of their participation in a project to develop a property, such payments are set off against the balance in properties under development in respect of that project. Any surplus amounts of payments received from property developers in excess of the balance in properties under development are transferred to deferred income. In such circumstances, further costs subsequently incurred by the Group in respect of that project are charged against the related balance of deferred income and any excess is charged to properties under development to the extent it is considered to be recoverable. The balance of deferred income is credited to income statement when the property enabling works are completed and acceptable for development, and after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Group. The balance of properties under development not previously offset by payments received from property developers is charged to the income statement where the costs are considered to be irrecoverable, together with provision for losses, if any, borne by the Group in respect of the development;

•	where the Group receives a share of profits from the sale of properties, profits are recognized upon the issue of occupation permits provided the amounts of revenue and related costs can be measured reliably; and

•	where the Group retains certain assets of the development, profits are measured based on the fair value of such assets and are recognized at the time of receipt after taking into account the costs incurred by the Group in respect of the development and the outstanding risks, if any, retained by the Group in connection with the development.

(p) Jointly controlled operations

Assets that the Group owns and the liabilities that it incurs for the purpose of jointly controlled operations are recognized in the balance sheet and classified according to the nature of the relevant item. The Group’s share of revenue from the jointly controlled operations along with the expenses that it incurs are included in the income statement when it is probable that economic benefits associated with the transactions will flow to or from the Group, as applicable.

Jointly controlled operations include intercity train services to and from Hong Kong and Mainland China which are jointly provided by the Group and its Mainland China railway counterparts. The related revenue sharing arrangements are negotiated and agreed between the relevant parties on commercial terms with reference to the ratio of distance travelled within Hong Kong and Mainland China for each route. The term of the revenue sharing arrangements is not fixed but either party is entitled to terminate the operation with advance notice.

(q) Loans to third party

Loans to third party are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arose when the Group advanced funds directly to a third party pursuant to lease out and lease back transaction. There is no intention that such leases will be traded. Loans to third party are initially recognized at fair value and thereafter are stated at amortized cost using the effective interest method less impairment losses, if any.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(r) Loan to non-controlled subsidiary

Loan to non-controlled subsidiary is a non-derivative financial asset without fixed or determinable repayment terms and is not quoted in an active market. It arose when the Group entered into a shareholding agreement with the Government for the formation of a sub-group of the Corporation under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail, Phase I route. Loan to non-controlled subsidiary is initially recognized at fair value and thereafter is stated at cost instead of amortized cost less impairment losses, if any.

(s) Stores and spares

Stores and spares are valued at cost of purchase on a weighted average basis. Obsolete stores and spares are written off to the income statement. When stores and spares are consumed, the carrying amount of those stores and spares is recognized as an expense in the year in which the consumption occurs.

(t) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions and short-term, highly liquid investments. Cash equivalents are readily convertible into known amounts of cash with an insignificant risk of changes in value and have a maturity of less than three months at acquisition.

For the purposes of the consolidated cash flow statement, cash equivalents would exclude bank deposits with a maturity of more than three months when placed but include bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management.

(u) Interest and other receivables

Interest and other receivables are initially recognized at fair value and thereafter are stated at amortized cost less impairment losses, if any, except where the present value is not determinable because there is no fixed repayment term. In such cases, the interest and other receivables are stated at cost less impairment losses, if any.

(v) Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, the unhedged portion of interest-bearing borrowings is stated at amortized cost with any difference between the cost and redemption value being recognized in the income statement over the period of the borrowings using the effective interest method.

Subsequent to initial recognition, the carrying amount of the hedged portion of interest-bearing borrowings is remeasured and the change in fair value attributable to the risk being hedged is recognized in the income statement to offset the effect of the gain or loss on the related hedging instrument.

(w) Lease payable

Lease payable arising from a lease out and lease back transaction is initially recognized at fair value and thereafter is stated at amortized cost using the effective interest method.

(x) Interest and other payables

Interest and other payables are initially recognized at fair value and thereafter are stated at amortized cost except where the present value is not determinable because there are no fixed payment terms. In such cases, the other payables are stated at cost.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(y) Employee benefits

(i)	Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees.

(ii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z) Income tax

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

All deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the assets can be utilized, are recognized. All deferred tax liabilities are recognized.

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

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities which intend to realize the current tax assets and settle the current tax liabilities on a net basis in the same period.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(aa) Provisions and contingent liabilities

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

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the possibility of an obligation arising as a result of a past event is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(ab) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

(i)	Passenger and freight services

•	Revenue is recognized when the services are provided.

(ii)	Rental and licence income

•	Rental and licence income receivable under operating leases is recognized in the income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payment receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

(iii)	Interest income

•	Interest income is recognized as it accrues using the effective interest method.

(iv)	Other income

•	Other income is recognized once the related services or goods are delivered and the related risks and rewards of ownership have been transferred.

(ac) Lease out and lease back transactions

A series of lease out and lease back transactions with third parties is linked and accounted for as one arrangement when the overall economic effect cannot be understood without reference to the series of transactions as a whole and when the series of transactions is closely interrelated, negotiated as a single arrangement and takes place concurrently or in a continued sequence.

The primary purpose of such arrangements is to achieve a particular tax result for the third parties in return for a fee. The arrangements do not, in substance, involve a lease under HKAS 17 since the Group retains all the risks and rewards incidental to the ownership of the underlying assets and enjoys substantially the same rights to their use as before the transactions were entered into. The transactions are, therefore, not accounted for as leases.

Where commitments to make long-term lease payments have been defeased by the placement of security deposits or by the advance of loans to third party, they are not recognized in the balance sheet. Where commitments and deposits or advances of loans to third party meet the definition of a liability and an asset, they are recognized in the balance sheet.

The income and expenses arising from the arrangements are accounted for on a net basis in order to reflect the overall commercial effect of the transactions. The net amounts are accounted for as deferred income and are amortized over the applicable lease terms of the transactions.

(ad) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(ad) Translation of foreign currencies (continued)

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Hong Kong dollars using the foreign exchange rates ruling at the dates the fair value was determined.

(ae) Interest and finance income/expenses

Interest and finance income includes:

(i)	interest income from bank deposits, investments and loans to other parties;

(ii)	realized gains arising from derivative financial instruments designated as hedges for borrowings;

(iii)	net gains on redemption and disposal of investments; and

(iv)	net exchange gain arising from foreign currency transactions.

All the Group’s interest and finance income relates to non-derivative financial assets which are not classified as at fair value through the income statement.

Interest and finance income is credited to the income statement in the period in which it is earned, except for the portion generated from pre-funding investments which is credited to construction in progress or deferred expenditure, as appropriate.

Interest and finance expenses include:

(i)	interest payable on borrowings and lease payable;

(ii)	finance expenses including amortization of discounts/premiums and ancillary costs incurred in connection with the arrangement of borrowings calculated using the effective interest rate;

(iii)	realized losses arising from derivative financial instruments designated as hedges for borrowings;

(iv)	net realized losses on redemption and disposal of investments; and

(v)	net exchange losses arising from foreign currency transactions.

All the Group’s interest and finance expenses relate to non-derivative financial liabilities which are not classified as at fair value through the income statement.

Interest and finance expenses are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(af) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

(ag) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Business segment information is the primary reporting format in accordance with the Group’s internal financial reporting. Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that are allocated from other segments on a cost recovery basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2 Significant accounting policies (continued)

(ah) Translation of 2005 consolidated financial statements to United States Dollars

The Group publishes its consolidated financial statements expressed in Hong Kong Dollars. In these consolidated financial statements references to “US Dollars” or “US$” are to United States Dollars and references to “Hong Kong Dollars” or “HK$” are to Hong Kong Dollars. Solely for the convenience of the reader, the 2005 consolidated financial statements have been translated into US Dollars at the specified rate below. These translations should not be construed as representations that the Hong Kong Dollar amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated. The translation of Hong Kong Dollars into US Dollars has been made at the rate of US$1.00 to HK$7.7533, which was the noon buying rate in New York City for cable transfers in Hong Kong Dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005.

3 Change in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarized in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Change in accounting policies (continued)

(a) Prior period and opening balance adjustments

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated income statement and balance sheet, and other significant related disclosures items as previously reported for the year ended December 31, 2003.

(i) Effect on the consolidated income statement for the year ended December 31, 2003

		Increase/(decrease) in profit for the year				(in millions)
	2003 (as previously reported) HK$	HKAS 1 (note 3(c)) HK$	HKAS 17 (note 3(d)) HK$	HKAS40 (note 3(f)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2003 (as restated) HK$
Revenue	4,426	—	—	—	—	4,426
Operating costs before depreciation	(2,129)	—	(18)	—	—	(2,147)

Operating profit before depreciation	2,297	—	(18)	—	—	2,279
Depreciation	(748)	—	18	—	—	(730)

Operating profit before interest and finance income/expenses	1,549	—	—	—	—	1,549
Interest and finance income	485	—	—	—	—	485
Interest and finance expenses	(132)	—	—	—	—	(132)

Profit/(loss) after depreciation, interest and finance income/expenses	1,902	—	—	—	—	1,902
Valuation gains on investment properties	—	—	—	(17)	—	(17)
Share of profit of associate	8	(1)	—	—	—	7

Profit before taxation	1,910	(1)	—	(17)	—	1,892
Income tax	(529)	1	—	—	1	(527)

Profit for the year wholly attributable to the sole shareholder of the Corporation	1,381	—	—	(17)	1	1,365

Other significant disclosure items:
- Amortization of interest in leasehold land held for own use under operating leases	—	—	(18)	—	—	(18)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(a) Prior period and opening balance adjustments (continued)

(ii) Effect on consolidated balance sheet as at December 31, 2003

		Increase/(decrease) in net assets			(in millions)
	2003 (as previously reported) HK$	HKAS 17 (note 3(d)) HK$	HKAS 40 (note 3(f)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2003 (as restated) HK$
Assets
Fixed assets
- Property, plant and equipment	50,979	(6,909)	—	—	44,070
- Investment properties	878	—	—	—	878
Interest in leasehold land held for own use under operating leases	—	6,909	—	—	6,909
Construction in progress	15,101	—	—	—	15,101
Deferred expenditure	900	—	—	—	900
Properties under development	1,448	—	—	—	1,448
Interest in associate	42	—	—	—	42
Loans to third party	774	—	—	—	774
Loan to non-controlled subsidiary	3,232	—	—	—	3,232
Investments	12,244	—	—	—	12,244
Stores and spares	254	—	—	—	254
Interest and other receivables	675	—	—	—	675
Cash and cash equivalents	2,677	—	—	—	2,677

	89,204	—	—	—	89,204

Liabilities
Interest and other payables	(2,572)	—	—	—	(2,572)
Accrued charges and provisions for capital projects	(1,782)	—	—	—	(1,782)
Lease payable	(758)	—	—	—	(758)
Interest-bearing borrowings	(20,013)	—	—	—	(20,013)
Deferred income	(743)	—	—	—	(743)
Deferred tax liabilities	(3,131)	—	—	(21)	(3,152)

	(28,999)	—	—	(21)	(29,020)

Net assets	60,205	—	—	(21)	60,184

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(a) Prior period and opening balance adjustments (continued)

(ii) Effect on consolidated balance sheet as at December 31, 2003 (continued)

		Increase/(decrease) in net assets			(in millions)
	2003 (as previously reported) HK$	HKAS 17 (note 3(d)) HK$	HKAS 40 (note 3(f)) HK$	HK(SIC)-Int 21 (note 3(f)) HK$	2003 (as restated) HK$
Capital and reserves
Share capital	39,120	—	—	—	39,120
Development reserve	6,535	—	—	—	6,535
Investment property revaluation reserve	117	—	(117)	—	—
Investments revaluation reserve	(1)	—	—	—	(1)
Proposed dividend	620	—	—	—	620
Retained profits	13,814	—	117	(21)	13,910

Total equity	60,205	—	—	(21)	60,184

(iii) Effect on opening balance of total equity of the Group at January 1, 2003

The following table sets out only those adjustments that have been made to the opening balances at January 1, 2003. Certain changes in accounting policies did not result in retrospective adjustments being made to the opening balances as at January 1, 2003 as this was prohibited or not required by the relevant transitional provisions.

				(in millions)
	2003 (as previously reported) HK$	HKAS 40 (note 3(f)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2003 (as restated) HK$
Capital and reserves
Share capital	39,120	—	—	39,120
Development reserve	6,535	—	—	6,535
Investment property revaluation reserve	134	(134)	—	—
Investments revaluation reserve	50	—	—	50
Proposed dividend	620	—	—	620
Retained profits	13,053	134	(22)	13,165

Total equity	59,512	—	(22)	59,490

(iv) The net deficit recognized directly in equity for the year ended December 31, 2003 has decreased by $17 million as a result of the adoption of HKAS 40.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Change in accounting policies (continued)

(a) Prior period and opening balance adjustments

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated income statement and balance sheet, and other significant related disclosures items as previously reported for the year ended December 31, 2004.

(v) Effect on the consolidated income statement for the year ended December 31, 2004

		Increase/(decrease) in profit for the year					(in millions)
	2004 (as previously reported) HK$	HKAS 1 (note 3(c)) HK$	HKAS 17 (note 3(d)) HK$	HKAS 40 (note 3(f)) HK$	HKAS 16 (note 3(g)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2004 (as restated) HK$
Revenue	4,976	—	—	—	—	—	4,976
Operating costs before depreciation	(2,807)	—	(112)	—	3	—	(2,916)

Operating profit before depreciation	2,169	—	(112)	—	3	—	2,060
Depreciation	(1,632)	—	112	—	(49)	—	(1,569)

Operating profit before interest and finance income/expenses	537	—	—	—	(46)	—	491
Interest and finance income	444	—	—	—	—	—	444
Interest and finance expenses	(485)	—	—	—	—	—	(485)

Profit/(loss) after depreciation, interest and finance income/expenses	496	—	—	—	(46)	—	450
Valuation gains on investment properties	—	—	—	148	—	—	148
Share of profit of associate	16	(1)	—	—	—	—	15

Profit before taxation	512	(1)	—	148	(46)	—	613
Income tax	(83)	1	—	—	8	(26)	(100)

Profit for the year wholly attributable to the sole shareholder of the Corporation	429	—	—	148	(38)	(26)	513

Other significant disclosure items:
- Amortization of interest in leasehold land held for own use under operating leases	—	—	(112)	—	—	—	(112)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(a) Prior period and opening balance adjustments (continued)

(vi) Effect on consolidated balance sheet as at December 31, 2004

		Increase/(decrease) in net assets				(in millions)
	2004 (as previously reported) HK$	HKAS 17 (note 3(d)) HK$	HKAS 40 (note 3(f)) HK$	HKAS 16 (note 3(g)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2004 (as restated) HK$
Assets
Fixed assets
- Property, plant and equipment	66,766	(5,691)	—	(46)	—	61,029
- Investment properties	1,026	—	—	—	—	1,026
Interest in leasehold land held for own use under operating leases	—	5,691	—	—	—	5,691
Construction in progress	6,991	—	—	—	—	6,991
Deferred expenditure	1,462	—	—	—	—	1,462
Properties under development	1,892	—	—	—	—	1,892
Interest in associate	57	—	—	—	—	57
Loans to third party	733	—	—	—	—	733
Loan to non-controlled subsidiary	3,576	—	—	—	—	3,576
Investments	4,323	—	—	—	—	4,323
Stores and spares	319	—	—	—	—	319
Interest and other receivables	756	—	—	—	—	756
Cash and cash equivalents	3,531	—	—	—	—	3,531

	91,432	—	—	(46)	—	91,386

Liabilities
Interest and other payables	(2,929)	—	—	—	—	(2,929)
Accrued charges and provisions for capital projects	(3,971)	—	—	—	—	(3,971)
Lease payable	(717)	—	—	—	—	(717)
Interest-bearing borrowings	(19,748)	—	—	—	—	(19,748)
Deferred income	(708)	—	—	—	—	(708)
Deferred tax liabilities	(3,212)	—	—	8	(47)	(3,251)

	(31,285)	—	—	8	(47)	(31,324)

Net assets	60,147	—	—	(38)	(47)	60,062

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(a) Prior period and opening balance adjustments (continued)

(vi) Effect on consolidated balance sheet as at December 31, 2004 (continued)

		Increase/(decrease) in net assets				(in millions)
	2004 (as previously reported) HK$	HKAS 17 (note 3(d)) HK$	HKAS 40 (note 3(f)) HK$	HKAS 16 (note 3(g)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2004 (as restated) HK$
Capital and reserves
Share capital	39,120	—	—	—	—	39,120
Development reserve	6,535	—	—	—	—	6,535
Investment property revaluation reserve	265	—	(265)	—	—	—
Investments revaluation reserve	(16)	—	—	—	—	(16)
Proposed dividend	172	—	—	—	—	172
Retained profits	14,071	—	265	(38)	(47)	14,251

Total equity	60,147	—	—	(38)	(47)	60,062

(vii) Effect on opening balance of total equity of the Group at January 1, 2004

The following table sets out only those adjustments that have been made to the opening balances at January 1, 2004. Certain changes in accounting policies did not result in retrospective adjustments being made to the opening balances as at January 1, 2004 as this was prohibited or not required by the relevant transitional provisions.

		Increase/(decrease) in total equity		(in millions)
	2004 (as previously reported) HK$	HKAS 40 (note 3(f)) HK$	HK(SIC)- Int 21 (note 3(f)) HK$	2004 (as restated) HK$
Capital and reserves
Share capital	39,120	—	—	39,120
Development reserve	6,535	—	—	6,535
Investment property revaluation reserve	117	(117)	—	—
Investments revaluation reserve	(1)	—	—	(1)
Proposed dividend	620	—	—	620
Retained profits	13,814	117	(21)	13,910

Total equity	60,205	—	(21)	60,184

(viii) The net income recognized directly in equity for the year ended December 31, 2004 has decreased by $148 million as a result of the adoption of HKAS 40.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(b) Estimated effect of changes in accounting policies on the current year

The following tables provide estimates of the extent to which those relevant items in the consolidated income statement and balance sheet and other related disclosure items in the notes to the financial statements are affected by the changes in accounting policies for the year ended December 31, 2005.

(i)	Estimated effect on the relevant items in the consolidated income statement for the year ended December 31, 2005

	Increase/(decrease) in profit for the year							(in millions)
	HKAS 1 (note 3(c))	HKAS 17 (note 3(d))	HKAS 32&39 (note 3(e))	HKAS 40 (note 3(f))	HKAS 16 (note 3(g))	HK- Int 4 (note 3(h))	HK(SIC)- Int 21 (note 3(f))	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
Operating costs before depreciation	—	(118)	—	—	20	—	—	(98)	(13)
Depreciation	—	118	—	—	(121)	(178)	—	(181)	(23)
Interest and finance income	—	—	24	—	—	—	—	24	3
Interest and finance expenses	—	—	(4)	—	—	—	—	(4)	(1)
Gains on changes in fair value of derivative financial instruments and hedged borrowings	—	—	400	—	—	—	—	400	52
Valuation gains on investment properties	—	—	—	171	—	—	—	171	22
Share of profit of associate	(3)	—	—	—	—	—	—	(3)	—
Income tax	3	—	(74)	—	18	31	(30)	(52)	(7)

Profit for the year wholly attributable to the sole shareholder of the Corporation	—	—	346	171	(83)	(147)	(30)	257	33

Other significant disclosure items:
- Amortization of interest in leasehold land held for own use under operating leases	—	(118)	—	—	—	—	—	(118)	(15)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(b) Estimated effect of changes in accounting policies on the current year (continued)

(ii)	Estimated effect on the relevant items in the consolidated balance sheet as at December 31, 2005

	Increase/(decrease) in net assets						(in millions)
	HKAS 17 (note 3(d))	HKAS 32&39 (note 3(e))	HKAS 40 (note 3(f))	HKAS 16 (note 3(g))	HK- Int 4 (note 3(h))	HK(SIC)- Int 21 (note 3(f))	Total	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	US$
Assets
Fixed assets - Property, plant and equipment	(5,645)	—	—	(147)	(178)	—	(5,970)	(770)
Interest in leasehold land held for own use under operating leases	5,645	—	—	—	—	—	5,645	728
Construction in progress	—	(24)	—	—	—	—	(24)	(3)
Deferred expenditure	—	(1)	—	—	—	—	(1)	—
Derivative financial assets	—	129	—	—	—	—	129	17

	—	104	—	(147)	(178)	—	(221)	(28)

Liabilities
Derivative financial liabilities	—	(361)	—	—	—	—	(361)	(47)
Interest-bearing borrowings	—	(12)	—	—	—	—	(12)	(2)
Deferred tax liabilities	—	47	—	26	31	(77)	27	4

	—	(326)	—	26	31	(77)	(346)	(45)

Net assets	—	(222)	—	(121)	(147)	(77)	(567)	(73)

Capital and reserves
Investment property revaluation reserve	—	—	(436)	—	—	—	(436)	(56)
Retained profits	—	(222)	436	(121)	(147)	(77)	(131)	(17)

Total equity	—	(222)	—	(121)	(147)	(77)	(567)	(73)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(b) Estimated effect of changes in accounting policies on the current year (continued)

(iii)	Effect on opening balance of total equity of the Group at January 1, 2005

	(in millions)
	Balance as at December 31, 2004 (as restated) (see note 3(a)(vi))	Opening balance adjustment HKAS 32 and 39	Balance as at January 1, 2005 (as adjusted)	Balance as at January 1, 2005 (as adjusted)
	HK$	HK$	HK$	US$
Capital and reserves
Share capital	39,120	—	39,120	5,046
Development reserve	6,535	—	6,535	843
Investments revaluation reserve	(16)	—	(16)	(2)
Proposed dividend	172	—	172	22
Retained profits	14,251	(568)	13,683	1,764

Total equity	60,062	(568)	59,494	7,673

(iv)	The net income which would have been recognized directly in equity for the year ended December 31, 2005 is estimated to have decreased by $171 million as a result of the adoption of HKAS 40.

(c) Changes in presentation (HKAS 1, Presentation of financial statements)

In prior years, the Group’s share of taxation of an associate was included as part of the Group’s income tax in the consolidated income statement using the equity method of accounting. With effect from January 1, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation such that the share of taxation of an associate is excluded from the Group’s income tax in the consolidated income statement. Instead, the share of profit after taxation of associate is included in the consolidated income statement using the equity method of accounting before arriving at the Group’s profit before taxation. These changes in presentation have been applied retrospectively with comparatives restated.

(d) Leasehold land (HKAS 17, Leases)

(i)	Leasehold land held for own use

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses, if any.

With effect from January 1, 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land held for own use. Under the new policy, the leasehold interest in land held for own use is accounted for as being held under an operating lease when the value of the leasehold interest in the land was able to be measured separately from the value of the building at the time the lease was first entered into by the Group or taken over from the previous lessee or at the date of construction of those buildings, if later.

Land lease premiums, land resumption costs and other costs directly associated with the acquisition of the leasehold land are amortized on a straight-line basis over the lease term except where the property is classified as investment property. If the land is in the course of development or re-development, the carrying amount of the leasehold land and the related amortized charge is included as part of the costs of the construction in progress or property under development, where appropriate. In all other cases the amortization charge for the period is recognized in the income statement immediately.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(d) Leasehold land (HKAS 17, Leases) (continued)

For a leasehold interest in land where the value of the land could not be measured separately from the value of the building at the time when the lease was first entered into, such lease continues to be presented as part of land and building under property, plant and equipment.

(ii)	Effect of changes in accounting policies

The above new accounting policies relating to leases have been adopted retrospectively.

(e) Financial instruments (HKAS 32, Financial instruments: Disclosure and presentation and HKAS 39, Financial instruments: Recognition and measurement)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial assets and liabilities. Details of the changes are as follows.

(i)	Investments

In prior years, investments were classified as investments held for non-trading purposes and were stated at fair value with changes in fair value recognized in the investments revaluation reserve.

With effect from January 1, 2005, and in accordance with HKAS 39, all investments are classified as available-for-sale securities and carried at fair value. Changes in the fair value of available-for-sale securities are recognized in investments revaluation reserve except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use. There is no financial effect of this change in accounting policy.

(ii)	Interest-bearing borrowings

In prior years, the discount/premium and ancillary costs arising from interest-bearing borrowings were amortized to the income statement on a straight-line basis.

With effect from January 1, 2005, and in accordance with HKAS 39, the discount/premium and ancillary costs arising from interest-bearing borrowings are amortized to the income statement using the effective interest rate.

(iii)	Derivative financial assets and liabilities

In prior years, derivative financial instruments entered into by management to hedge the interest rate risk and foreign currency risk of a recognized liability were recognized with reference to the timing of recognition of the corresponding hedged transaction. Derivative financial instruments entered into for the purpose of hedging the foreign currency risk of a recognized foreign currency liability were revalued at the balance sheet date at the exchange rates ruling at that date with the resultant gains and losses used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities.

With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivative financial instruments designated as hedging instruments in a cash flow hedge are recognized directly in the income statement in the same period or periods during which the liability affects the income statement (such as when the interest income or expense is recognized).

Changes in fair value of derivative financial instruments designated as hedging instruments in a fair value hedge are recognized in the income statement. Changes in fair value of derivative financial instruments which do not qualify as hedging instruments are recognized in the income statement.

(iv)	Effect of the changes in accounting policies

The changes in accounting policies relating to accounting for investments in securities and derivative financial assets and liabilities were adopted by way of opening balance adjustments to certain reserves as at January 1, 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(f) Investment properties (HKAS 40, Investment property, and HK(SIC) Interpretation 21, Income taxes – Recovery of revalued non-depreciable assets)

(i)	Timing of recognition of movements in fair value in the income statement

In prior years, movements in the fair value of the Group’s investment properties were recognized directly in the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the income statement had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognized in the income statement.

Upon adoption of HKAS 40 with effect from January 1, 2005, the Group has adopted a new policy for investment properties. Under this new policy, all changes in the fair value of investment property are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

(ii)	Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable upon the sale of investment property to determine whether any amounts of deferred tax should be recognized on the revaluation of investment property. Consequently, deferred tax was only provided to the extent that tax allowances already given would be clawed back if the property was disposed of at its carrying value, as there would be no additional tax payable on disposal.

With effect from January 1, 2005, in accordance with HK(SIC) Interpretation 21, the Group recognizes deferred tax on movements in the value of an investment property using tax rates that are applicable to the property’s use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

(iii)	Effect of changes in accounting policies

The above changes in accounting policies relating to investment property have been adopted retrospectively.

(g) Depreciation of permanent way (HKAS 16, Property, plant and equipment)

(i)	In prior years, the Group’s permanent way, which principally comprises rail tracks, ballast and sleepers, was not depreciated as these assets were subject to continuing maintenance, repairs and replacement to maintain them in their optimal working condition. All costs of maintenance, repairs and replacement of such assets were charged to the income statement as incurred. This accounting treatment is no longer accepted under the newly issued accounting standard HKAS 16 and an Interpretation thereof issued by the HKICPA in 2005 which stipulates that all items of property, plant and equipment should be depreciated over their estimated economic useful lives.

Accordingly, with effect from January 1, 2005, permanent way is depreciated over the shorter of the unexpired term of land lease on which the permanent way is anchored and its estimated economic useful life and the related replacement costs are capitalized.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

3 Changes in accounting policies (continued)

(ii)	Effect of changes in accounting policies

Retrospective adjustments were made for all the permanent way of the Group except for the original permanent way, which comprises the East Rail network and the Light Rail network, as the original permanent way would have been substantially depreciated by January 1, 2004. The Group estimated that the difference between the replacement costs charged to the income statement and the depreciation that would have been charged in prior years is not significant. In addition, the original cost of permanent way would have been substantially depreciated in prior years whilst the costs of replacement of permanent way incurred on an annual basis would have been capitalized and depreciated over the estimated useful life of the replacements. Management consider that for the original permanent way of the Group and the subsequent replacement thereof, the costs charged to the income statement approximate the estimated depreciation which would have been charged to the income statement and that any differences are not material. Accordingly, adjustments have only been made on a prospective basis for the original permanent way.

(h) Depreciation of property, plant and equipment situated on leasehold land (HK-Int 4, Leases - Determination of the length of lease term in respect of Hong Kong land leases)

(i)	The adoption of HK-Int 4 has resulted in a change in accounting policy for depreciation of property, plant and equipment situated on leasehold land. HK-Int 4 states that the lease term of a Hong Kong land lease shall be determined by reference to the legal form and status of the lease. The Interpretation also states that lessees shall not assume that the lease term of a Hong Kong land lease will be extended for a further 50 years, or any other period, while the Government retains the sole discretion as to whether to renew the lease or not. Accordingly, property, plant and equipment situated on leasehold land should be depreciated over a period which does not exceed the term of the lease. The depreciation charge of certain buildings, tunnels, bridges and roads has been adjusted to comply with this interpretation.

(ii)	Effect of changes in accounting policies

The above changes in accounting policies relating to depreciation of property, plant and equipment situated on leasehold land have been adopted prospectively.

(i) Definition of related parties (HKAS 24, Related party disclosures)

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel and/or their close family members). The expanded definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, Related party disclosures, still been in effect.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

4 Revenue

Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts of revenue recognized in revenue classified by principal activity during the year are as follows:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Passenger services	3,745	4,213	4,560	588
Freight services	74	68	52	7
Property services	607	695	771	99

	4,426	4,976	5,383	694

5 Operating costs before depreciation

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Staff costs
- Gross amount including retirement costs of HK$135 million (US$ 17 million) (2004: HK$138 million; 2003: HK$137 million) after a forfeiture of unvested Contribution of $2 million (US$ nil) (2004: HK$3 million; 2003: HK$2 million)	2,262	2,154	2,068	267
- Staff costs capitalized	(1,061)	(692)	(547)	(71)

	1,201	1,462	1,521	196

Electricity and fuel	271	456	495	64
Repairs and maintenance	115	180	265	35
Stores and spares consumed	34	158	181	23
General supplies	133	32	33	4
Government rent and rates	64	68	82	11
Octopus cards usage fees	29	33	36	5
Cost of services acquired	105	144	150	19
Property ownership and management expenses	56	63	84	11
Amortization of interest in leasehold land held for own use under operating leases	18	112	118	15
Others	121	208	180	23

	2,147	2,916	3,145	406

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

6 Operating profit before depreciation

(a) Operating profit before depreciation is arrived at after charging:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Fixed assets written off on disposal	9	24	43	6

Auditors’ remuneration
- Audit services	4	4	4	1
- Tax compliance services	1	1	1	—
- Other services	—	—	4	1

Operating lease charges (minimum lease payments)
- Hire of plant and machinery	21	29	28	4
- Rental of property	14	13	8	1

Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board	42	36	27	3

and after crediting:

Rentals receivable from operating leases less direct outgoings of HK$16 million (US$2 million) (2004: HK$17 million; 2003: HK$ 13 million) (including contingent rentals of HK$39 million (US$5 million) (2004: HK$29 million; 2003: HK$20 million))	449	551	642	83
Rentals receivable from investment properties less direct outgoings of HK$14 million (US$2 million) (2004: HK$18 million; 2003: HK$16 million)	68	62	38	5

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

6 Operating profit before depreciation (continued)

(b) Fees for Members of the Managing Board including the Chairman but excluding the Chief Executive Officer are shown below:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in thousands)
Chairman
Mr Michael P S Tien	220	220	220	29

Members
Mr Vincent H C Cheng *	110	96	—	—
Mr. Edmund T C Lau **	4	—	—	—
Dr Sarah S T Liao in the capacity of Secretary for the Environment, Transport and Works	110	110	110	14
Mr Vincent W S Lo	110	110	110	14
Mr Frederick S H Ma in the capacity of Secretary for Financial Services and the Treasury	110	110	110	14
Mr L S Ng ***	—	14	110	14
Mr Patrick B Paul	110	110	110	14
The Honourable Abraham L H Shek ****	—	101	110	14
Mr Victor H W So #	106	9	—	—
Mr M Y Wan	110	110	110	14
Mr Patrick S C Wang ##	110	9	—	—
Professor Richard Y C Wong ###	—	101	110	14

	1,100	1,100	1,100	141

*	Mr Vincent H C Cheng resigned on November 15, 2004.
**	Mr Edmund T C Lau resigned on January 14, 2003.
***	Mr L S Ng was appointed on November 16, 2004.
****	The Honourable Abraham L H Shek was appointed on February 1, 2004.
#	Mr Victor H W So resigned on January 31, 2004.
##	Mr Patrick S C Wang resigned on January 31, 2004.
###	Professor Richard Y C Wong was appointed on February 1, 2004.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

6 Operating profit before depreciation (continued)

(c) Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board include salaries, retirement benefit scheme contributions, allowances, benefits-in-kind and accruals for gratuities and annual leave entitlements. Details are shown below:

	2005 (in millions)					2004 (in millions)				2003 (in millions)
	Base pay, allowances, gratuities and benefits-in- kind	Contribution to retirement benefit scheme	Variable remuneration ###	Total	Total	Base pay, allowances, gratuities and benefits-in- kind	Contribution to retirement benefit scheme	Variable remuneration	Total	Base pay, allowances, gratuities and benefits- in-kind, contribution to retirement scheme
	HK$	HK$	HK$	HK$	US$	HK$	HK$	HK$	HK$	HK$
Mr Samuel M H Lai * (Acting Chief Executive Officer)	3.58	0.38	0.95	4.91	0.63	4.51	0.38	0.51	5.40	5.11
Mr K K Lee * (Senior Director-Capital Projects)	3.05	0.32	0.79	4.16	0.54	3.52	0.31	0.40	4.23	4.16
Mr Y T Li * (Senior Director-Transport)	3.11	0.28	0.71	4.10	0.53	3.63	0.28	0.37	4.28	3.81
Mr Ian M Thoms @@ (Director-West Rail)	1.96	0.01	—	1.97	0.25	3.48	0.01	0.39	3.88	4.05
Mr Daniel C Lam * (Director-Property)	3.25	0.01	0.82	4.08	0.53	3.71	0.01	0.41	4.13	4.10
Mr Lawrence C P Li ** (Director-Finance)	2.18	0.21	0.39	2.78	0.36	2.59	0.21	—	2.80	—
Mrs Mimi Cunningham * @ (Director-Human Resource)	3.03	0.01	0.76	3.80	0.49	2.17	0.01	0.38	2.56	—
Mr. K Y Yeung ## (Chief Executive Officer)	—	—	—	—	—	—	—	—	—	6.47
Mr. James Blake ## (Senior Director-Capital Projects)	—	—	—	—	—	—	—	—	—	5.27
Mr Jonathan H G Yu # (Director-Operations)	—	—	—	—	—	5.81	0.31	—	6.12	4.00
Mr Kenneth K S Leung ## (Director-New Railway Projects)	—	—	—	—	—	2.03	—	—	2.03	3.96

	20.16	1.22	4.42	25.80	3.33	31.45	1.52	2.46	35.43	40.93

*	With effect from July 1, 2004, a portion of total remuneration was converted to variable remuneration related to performance.
**	With effect from January 1, 2005, a portion of total remuneration was converted to variable remuneration related to performance.
@	Mrs Mimi Cunningham assumed her post with effect from May 2004.
@@	Mr Ian M Thoms retired on July 1, 2005.
#	Mr Jonathan H G Yu left the Corporation on January 3, 2005.
##	Mr. K Y Yeung and Mr James Blake retired on January 1, 2004 whilst Mr Kenneth K S Leung retired on July 1, 2004.
###	Variable remuneration is determined by the overall performance of the Corporation and that of the individual concerned. Participants in the scheme contribute a fixed percentage of their remuneration to a pool, to which is added a further contribution by the Corporation if performance exceeds the pre-determined targets. In 2005 the pre-determined targets were exceeded and the Corporation added HK$1 million to the pool. However, participants unanimously decided, on their own initiative, to retain only that portion representing their personal contributions and requested the Managing Board to reallocate the additional contribution of HK$1 million to all staff of the Corporation. The variable remuneration shown above represents only the actual amount contributed by and payable to individual participants.

The above includes the remuneration of the five highest paid employees of the Corporation.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

7 Depreciation

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Depreciation
- assets leased out under operating leases	17	16	32	4
- other assets	717	1,559	2,111	272
- depreciation charge capitalized	(4)	(6)	(3)	—

	730	1,569	2,140	276

8 Interest and finance income / expenses

(a) Interest and finance income

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Interest income from deposits with banks	50	48	128	17
Interest income from investments	510	166	60	8
Interest income from loans to third party	3	53	51	7
Interest income from loan to non-controlled subsidiary	211	241	266	34

Interest income from non-derivative financial assets	774	508	505	66
Realized gains arising from derivative financial Instruments	245	197	85	11
Net realized loss on redemption and disposal of investments (2003: including deficit of HK$25 million transferred from the investments revaluation reserve)	77	—	—	—
Exchange gains (net)	84	15	33	4

	1,180	720	623	81
Less: Amount capitalized *	(695)	(276)	(98)	(13)

	485	444	525	68

*	Interest income capitalized was earned at average interest rates ranging between 2.26% (2004: 1.37%; 2003: 2.20%) and 4.20% (2004: 2.54%; 2003: 4.04%) per annum.

(b) Interest and finance expenses

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Interest expense on lease payable	3	52	50	6
Interest expenses on other loans	1,355	1,384	1,394	180
Finance expenses	37	20	18	2

Interest and finance expenses on non-derivative financial liabilities	1,395	1,456	1,462	188
Realized losses arising from derivative financial instruments	102	102	106	14
Realized losses on redemption and disposal of investments (including a deficit of HK$29 million (US$4 million) transferred from the investments revaluation reserve (2004: HK$39 million; 2003: nil)	137	67	35	5
Net exchange loss	112	—	—	—

	1,746	1,625	1,603	207
Less: Amount capitalized #	(1,614)	(1,140)	(780)	(101)

	132	485	823	106

#	Interest expenses capitalized were charged at average interest rates ranging between 6.83% (2004: 6.02%; 2003:6.10%) and 7.54% (2004: 6.88%; 2003: 6.75%) per annum.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

9 Gains on changes in fair value of derivative financial instruments and hedged borrowings

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Net gain arising from derivative financial instruments	—	—	227	29
Net gain arising from hedged interest-bearing borrowings	—	—	173	23

	—	—	400	52

10 Income tax

(a) Income tax in the consolidated income statement represents:

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Current tax
Provision for Hong Kong profits tax at 17.5% of the estimated assessable profits for the year	1	1	1	—
Deferred tax
Origination and reversal of temporary differences	280	99	68	9
Effect of increase in tax rate on deferred tax balances at January 1,	246	—	—	—

	527	100	69	9

The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has accumulated tax losses carried forward of approximately HK$9,700 million (US$1,251 million) at December 31, 2005 (2004: approximately HK$7,100 million; 2003: approximately HK$3,800 million) which are available to set off against future assessable profits. The tax losses do not expire under current tax legislation.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates :

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Profit before taxation	1,892	613	386	50

Tax on accounting profit before taxation at 17.5%	331	107	67	9
Tax effect of non-deductible expenses	(39)	30	33	4
Tax effect of non-taxable revenue	(11)	(37)	(31)	(4)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	246	—	—	—

Actual tax expense	527	100	69	9

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

10 Income tax (continued)

(c) Current tax in the balance sheet represents:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	1	—
Provisional profits tax paid	(1)	(1)	(1)	—

	—	—	—	—

(d) Deferred tax assets and liabilities of the Group recognized:

The components of deferred tax (assets)/liabilities of the Group recognized in the Group’s balance sheet and the movements during the year are as follows:

	Deferred tax (assets) / liabilities
	Future benefit of tax losses HK$	Depreciation allowances in excess of the related depreciation HK$	Revaluation of investment properties HK$	Total HK$	Total US$
	(in millions)
At January 1, 2004
- as previously reported	(665)	3,796	—	3,131	404
- prior period adjustment arising from change in accounting policy	—	—	21	21	3

- as restated	(665)	3,796	21	3,152	407
Charged / (credited) to the income statement
- as previously reported	(585)	666	—	81	10
- prior period adjustment arising from change in accounting policy	—	(8)	26	18	2

- as restated	(585)	658	26	99	12

At December 31, 2004	(1,250)	4,454	47	3,251	419

At January 1, 2005
- as restated, before opening balance adjustments	(1,250)	4,454	47	3,251	419
- opening balance adjustments arising from changes in accounting policies	(121)	—	—	(121)	(16)

- as restated, after opening balance adjustments	(1,371)	4,454	47	3,130	403
Charged / (credited) to the income statement	(336)	374	30	68	9

At December 31, 2005	(1,707)	4,828	77	3,198	412

The deferred tax assets and liabilities as at December 31, 2005 are expected to be recovered or settled after 12 months.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

11 Profit for the year wholly attributable to the sole shareholder of the Corporation

Of the consolidated profit for the year amounting to HK$317 million (US$41 million) (2004: HK$513 million as restated; 2003: HK$1,365 million as restated), HK$336 million (US$43 million) (2004: HK$502 million as restated; 2003: HK$1,360 million as restated)) has been dealt with in the financial statements of the Corporation.

12 Proposed dividend

(a) Dividend payable to the sole shareholder of the Corporation attributable to the year:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Final dividend proposed after the balance sheet date of nil per share (2004: HK$439.67 per share; 2003: HK$1,584.87 per share)	620	172	—	—

The final dividend proposed after the balance sheet date last year was not recognized as a liability at the balance sheet date, but was included in the balance sheet as a separate component of equity.

(b) Dividend payable to the sole shareholder of the Corporation attributable to the previous financial year, approved and paid during the year:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Final dividend in respect of the previous financial year, approved and paid during the year, of HK$439.67 per share (US$56.71 per share) (2004: HK$1,584.87 per share; 2003:HK$1,584.87 per share)	620	620	172	22

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

13 Segmental reporting

Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. According to HKAS 14, a business segment is a distinguishable component of an enterprise that is engaged for providing an individual product or service and is subject to risks and returns different from other business segments. In determining the nature of risks and returns, HKAS 14 states that an enterprise’s internal organisational and management structure and its system of internal financial reporting form the basis for identifying the predominant source and nature of risks and returns facing the enterprise.

No geographical segment information is shown as virtually all of the revenue and operating profit is derived from activities in Hong Kong.

2005

Operating results

	Transport services segment HK$	Property segment HK$	Consolidated total HK$	Total US$
	(in millions)
Revenue	4,612	771	5,383	694
Operating costs before depreciation	(2,763)	(154)	(2,917)	(376)
Inter-segment charges (1)	38	(38)	—	—

Result before depreciation and valuation gains on investment properties	1,887	579	2,466	318
Depreciation	(2,091)	(29)	(2,120)	(274)
Valuation gains on investment properties	—	171	171	22

Result	(204)	721	517	66

Unallocated corporate expenses and depreciation			(248)	(32)

Operating profit before interest and finance income/expenses and after valuation gains on investment properties			269	34
Interest and finance income			525	68
Interest and finance expenses			(823)	(106)
Gains on changes in fair value of derivative financial instruments and hedged borrowings			400	52
Share of profit of associate			15	2
Income tax			(69)	(9)

Profit after taxation			317	41

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

13 Segmental reporting (continued)

Assets and liabilities

	Transport Services segment HK$	Property segment HK$	Consolidated total HK$	Total US$
	(in millions)
Assets	65,509	1,971	67,480	8,704
Properties under development	—	1,537	1,537	198
Interest in associate	—	—	72	9
Railways under construction @	—	—	11,165	1,440
Unallocated assets #	—	—	9,498	1,225

	65,509	3,508	89,752	11,576

Liabilities	645	671	1,316	169
Deferred income	350	191	541	69
Unallocated liabilities *	—	—	28,242	3,644

	995	862	30,099	3,882

@	Comprising construction and land costs of Lok Ma Chau and Kowloon Southern Link (HK$9,955 million (US$ 1,284 million)) and planning and design costs of Shatin to Central Link, Express Rail Link and Northern Link (HK$1,210 million (US$156 million)).
#	Comprising corporate assets and construction in progress for corporate office (HK$341 million (US$44 million)), derivative financial assets (HK$129 million (US$17 million)), investments (HK$449 million (US$58 million)), loans to third party ($684 million (US$88 million)), loan to non-controlled subsidiary (HK$3,863 million (US$498 million)), interest and other receivables ($638 million (US$82 million)) and cash and cash equivalents (HK$3,394 million (US$438 million)).
*	Comprising interest-bearing borrowings (HK$19,474 million (US$2,512 million)), accrued charges and provisions for capital projects (HK$2,912 million (US$377 million)), lease payable (HK$684 million (US$88 million)), interest and other payables (HK$1,613 million (US$208 million)), deferred tax liabilities (HK$3,198 million (US$412 million)) and derivative financial liabilities (HK$361 million (US$47 million)).

Other information

	Transport services segment HK$	Property segment HK$	Consolidated total HK$	Total US$
	(in millions)
Capital expenditure:
– Operational railways	1,165	127	1,292	167
– Railways under construction	—	—	2,535	327
– Unallocated capital expenditure	—	—	8	1

	1,165	127	3,835	495

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

13 Segmental reporting (continued)

2004 restated

Operating results

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Revenue	4,281	695	4,976
Operating costs before depreciation	(2,558)	(129)	(2,687)
Inter-segment charges (1)	35	(35)	—

Result before depreciation and valuation gains on investment properties	1,758	531	2,289
Depreciation	(1,519)	(28)	(1,547)
Valuation gains on investment properties	—	148	148

Result	239	651	890

Unallocated corporate expenses and depreciation			(251)

Operating profit before interest and finance income/expenses and after valuation gains on investment properties			639
Interest and finance income			444
Interest and finance expenses			(485)
Share of profit of associate			15
Income tax			(100)

Profit after taxation			513

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

13 Segmental reporting (continued)

2004 restated

Assets and liabilities

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Assets	66,530	1,682	68,212
Properties under development	—	1,892	1,892
Interest in associate	—	—	57
Railways under construction @	—	—	7,981
Unallocated assets #	—	—	13,244

	66,530	3,574	91,386

Liabilities	367	636	1,003
Deferred income	584	124	708
Unallocated liabilities *	—	—	29,613

	951	760	31,324

@	Comprising construction and land costs of Lok Ma Chau (HK$6,519 million) and planning and design costs of Shatin to Central Link, Kowloon Southern Link and Northern Link (HK$1,462 million).
#	Comprising corporate assets and construction in progress for corporate office (HK$409 million), investments (HK$4,323 million), loans to third party (HK$733 million), loan to non-controlled subsidiary (HK$3,576 million), interest and other receivables (HK$672 million) and cash and cash equivalents (HK$3,531 million).
*	Comprising interest-bearing borrowings (HK$19,748 million), accrued charges and provisions for capital projects (HK$3,875 million), lease payable (HK$717 million), interest and other payables (HK$2,022 million) and deferred tax liabilities (HK$3,251 million).

Other information

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Capital expenditure
– Operational railways	6,678	61	6,739
– Railways under construction	—	—	2,278
– Unallocated capital expenditure	—	—	8

	6,678	61	9,025

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

2003 restated

Operating results

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Revenue	3,819	607	4,426
Operating costs before depreciation	(1,797)	(121)	(1,918)
Inter-segment charges (1)	21	(21)	—

Result before depreciation and valuation losses on investment properties	2,043	465	2,508
Depreciation	(680)	(24)	(704)
Valuation losses on investment properties	—	(17)	(17)

Result	1,363	424	1,787

Unallocated corporate expenses and depreciation			(255)

Operating profit before net finance income			1,532
Interest and finance income			485
Interest and finance expenses			(132)
Share of profit of associate			7
Income tax			(527)

Profit after taxation			1,365

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

Assets and liabilities

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Segment assets	51,279	1,462	52,741
Properties under development	—	1,448	1,448
Interest in associate	—	—	42
Railways under construction @	—	—	14,991
Unallocated assets #	—	—	19,982

	51,279	2,910	89,204

Segment liabilities	1,499	529	2,028
Deferred income	629	114	743
Unallocated liabilities *	—	—	26,249

	2,128	643	29,020

@	Comprising construction costs of East Rail Extensions (HK$14,091 million) and planning and design costs of the Shatin to Central Link and Kowloon S outhern Link (HK$900 million).
#	Comprising construction in progress for Corporate (HK$12 million), Corporate assets (HK$471 million), investments (HK$12,244 million), loan receivable (HK$774 million), loan to subsidiary (HK$3,232 million), interest receivable (HK$63 million), other receivables (HK$509 million) and cash and cash equivalents (HK$2,677 million).
*	Comprising interest-bearing borrowings (HK$20,013 million), interest payable (HK$474 million), accrued charges and provisions for capital projects (HK$896 million), lease payable (HK$758 million), other payables (HK$956 million) and deferred tax liabilities (HK$3,152 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

13 Segmental reporting (continued)

2003 restated

Other information

	Transport services segment HK$	Property segment HK$	Consolidated total HK$
	(in millions)
Capital expenditure
– Existing businesses	5,744	70	5,814
– Railways under construction	—	—	5,290
– Unallocated capital expenditure	—	—	18

	5,744	70	11,122

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

14 Fixed assets and interest in leasehold land held for own use under operating leases

	Investment properties HK$	Tunnels, bridges, roads and permanent way HK$	Buildings HK$	Rolling stock HK$	Other equipment HK$	Total fixed assets HK$	Interest in leasehold land held for own use HK$	Total fixed assets US$	Interest in leasehold land held for own use US$
	(in millions)
Cost or valuation:
At January 1, 2004 (restated)	878	13,344	20,297	8,055	8,997	51,571	7,011	6,651	904
Reclassification	—	2,121	233	—	(28)	2,326	(2,326)	300	(300)
Transfer from construction in progress	—	4,118	7,172	1,219	2,123	14,632	218	1,887	29
Additions	—	338	1,159	8	87	1,592	1,010	206	130
Disposals	—	(7)	(3)	—	(90)	(100)	—	(13)	—
Fair value adjustment	148	—	—	—	—	148	—	19	—

At December 31, 2004 (restated)	1,026	19,914	28,858	9,282	11,089	70,169	5,913	9,050	763

At January 1, 2005 (restated)	1,026	19,914	28,858	9,282	11,089	70,169	5,913	9,050	763
Transfer from construction in progress	—	43	282	(4)	314	635	—	82	—
Additions	—	284	313	(7)	37	627	72	81	9
Disposals	(26)	(16)	(6)	—	(68)	(116)	—	(15)	—
Fair value adjustment	171	—	—	—	—	171	—	22	—

At December 31, 2005	1,171	20,225	29,447	9,271	11,372	71,486	5,985	9,220	772

Accumulated depreciation and amortization:
At January 1, 2004 (restated)	—	183	970	2,005	3,465	6,623	102	854	13
Reclassification	—	(1)	—	—	(7)	(8)	8	(1)	1
Charge for the year	—	202	448	239	686	1,575	112	203	15
Written back on disposals	—	—	(1)	—	(75)	(76)	—	(9)	—

At December 31, 2004 (restated)	—	384	1,417	2,244	4,069	8,114	222	1,047	29

At January 1, 2005 (restated)	—	384	1,417	2,244	4,069	8,114	222	1,047	29
Charge for the year	—	464	600	275	804	2,143	118	276	15
Written back on disposals	—	(1)	(2)	—	(66)	(69)	—	(9)	—

At December 31, 2005	—	847	2,015	2,519	4,807	10,188	340	1,314	44

Carrying amounts:
At December 31, 2005	1,171	19,378	27,432	6,752	6,565	61,298	5,645	7,906	728

At December 31, 2004 (restated)	1,026	19,530	27,441	7,038	7,020	62,055	5,691	8,003	734

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

14 Fixed assets and interest in leasehold land held for own use under operating leases (continued)

(a) Permanent way principally comprises the costs of rail tracks, sleepers, track base and ballast.

(b) Other equipment comprises lifts and escalators, telecommunication and signalling systems, machinery, furniture and fixtures, motor vehicles and computer and office equipment.

(c) The Group leases out investment properties and certain properties which are either used in or ancillary to the Group’s rail business, under operating leases. The leases typically run for an initial period of two to five years, with an option to renew the lease after that date at which time all terms are re-negotiated. The leases may include additional rentals based on sales revenue of the tenants in excess of the basic rentals.

(d) The fair values of the Group’s investment properties, held in Hong Kong under long-term leases, at December 31, 2005 were remeasured on the basis of capitalization of the net income with due allowance for reversionary income potential. The valuations were carried out by an independent firm of surveyors, which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The fair value gain of HK$171 million (US$22 million) (2004: HK$148 million) has been transferred to the income statement.

(e) Other than investment properties, included in fixed assets are assets leased out under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross carrying amount 2004 HK$	Related accumulated depreciation 2004 HK$	Gross carrying amount 2005 HK$	Related accumulated depreciation 2005 HK$	Gross carrying amount 2005 US$	Related accumulated depreciation 2005 US$
	(in millions)
Goods yard at Hung Hom Bay	85	9	85	11	11	1
Hung Hom Station Car Park	55	22	56	24	7	3
Offices at Hung Hom Station	21	6	23	6	3	1
Offices at Hung Hom freight building	6	1	6	1	1	—
Citylink Plaza at Sha Tin Station	104	60	144	63	19	8
Goods yard at Mongkok Station	45	6	45	7	6	1
Shops at stations	672	59	764	81	98	10
Mobile phone coverage system	87	37	84	43	11	6
Trackside Villas	19	4	30	7	4	1

	1,094	204	1,237	243	160	31

Although these properties are leased to tenants, they are not held for their investment potential. These assets are situated on railway land vested in the Corporation by the Government for railway purposes and are either used in or are ancillary to the Group’s railway business. They are an integral part of the railway network and cannot be sold separately without the agreement of the Government. Accordingly, these assets are not classified as investment properties.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

14 Fixed assets and interest in leasehold land held for own use under operating leases (continued)

(f) The minimum total future amounts received by the Group under non-cancellable operating leases are expected to be received as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	659	663	86
After one year but within five years	914	704	90
After five years	41	15	2

	1,614	1,382	178

(g) The Group has entered into a number of individually structured transactions or arrangements with unrelated parties to lease out and lease back assets which include rolling stock, signalling equipment, revenue collection equipment and railway infrastructure. Under each arrangement, the Group has leased the assets to an overseas investor, who has prepaid all the rentals in relation to a lease agreement. Simultaneously, the Group has leased the assets back from the overseas investor and will pay the rentals on a semi-annual or annual basis in accordance with a pre-determined payment schedule. The Group has an option to purchase the overseas investor’s leasehold interest in the assets at a pre-determined date for a fixed or agreed amount and it is the intention of the Group to exercise such purchase options. The rental prepayments received from the overseas investor have been placed in deposits or invested in debt securities, or loaned to an unrelated party, the repayments of which are expected to be sufficient to meet the Group’s rental obligations and the amounts payable for exercising the purchase options under the lease agreements. As long as the Group complies with the requirements of the lease agreements, the Group will continue to be entitled to quiet enjoyment of and continued possession, use or operation of the assets subject to these arrangements. The arrangements have been entered with investors in the United States and the United Kingdom.

As at December 31, 2005, a portion of the Group’s assets (including assets replaced during the lease periods) with a total cost of HK$11,919 million (US$1,537 million) (2004: HK$11,819 million) and net book value of HK$7,579 million (US$978 million) (2004: HK$7,913 million) is covered by nine arrangements. Six arrangements involve rolling stock, with basic lease terms of 15 to 28 years. Two arrangements, one involving signalling equipment and the other involving the revenue collection system, have a basic lease term of 15 years. The remaining arrangement involving railway infrastructure has basic lease terms of between 24 years and 27 years. Since the Group retains risks and rewards incidental to ownership of the underlying assets in respect of each arrangement and enjoys substantially the same rights to their use as before the arrangements where entered into, no adjustment has been made to fixed assets. As a result of the nine arrangements, the Group has received cash of HK$13,480 million (US$1,739 million) (2004: HK$13,480 million) and, assuming exercise of the purchase option in each arrangement, will be obligated to make long-term lease payments over the duration of the relevant leases with a total estimated net present value at the inception of the arrangements of HK$12,681 million (US$1,636 million) (2004: HK$12,681 million), the obligations of which are expected to be funded by the proceeds to be generated from existing deposits and investments and the loan repayments from a third party over the relevant lease periods.

The total net amounts of cash received by the Group from the arrangements have been recorded as deferred income and are being amortized to the income statement over the applicable lease terms of the arrangements. The total amount of HK$39 million (US$5 million) (2004: HK$39 million) recognized for the period has been included in the transport services segment in the income statement.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

14 Fixed assets and interest in leasehold land held for own use under operating leases (continued)

(h) Included in additions are amounts paid and payable to the Government by the Group in respect of the following:

•	HK$18 million (US$2 million) (2004: HK$143 million) for land resumption work on the West Rail, Ma On Shan Rail and Tsim Sha Tsui Extension projects undertaken by the Government on behalf of the Group and for lease of land required for construction sites.

•	HK$nil (2004: HK$958 million) for compensation in respect of resumed land in relation to the West Rail project paid and payable by the Government on behalf of the Group. The Group is obligated to reimburse such sums to the Government.

•	HK$50 million (US$6 million) (2004: HK$150 million) for land premiums payable by the Group in respect of the East Rail Extensions project.

(i) In compliance with HKAS 16 which requires an annual review of the estimated useful lives of fixed assets, an extensive review was undertaken by in-house engineers of the estimated useful lives of all major fixed asset categories during the year. With effect from January 1, 2005, the estimated useful lives of certain assets were revised after taking into consideration the actual condition of the assets and planned asset replacement programmes. Management considers that the revised useful lives better reflect the period over which the related assets will be used in the operations of the Group. These changes in accounting estimates have been adopted on a prospective basis such that the carrying value of the assets affected will be depreciated over the revised estimated useful lives. Details of the assets affected and the resultant financial effect are as follows:

	Original useful life (Years)	Revised useful life (Years)	Decrease in depreciation charge for the year HK$	Decrease in depreciation charge for the year US$
Asset category			(in millions)
Fitting-out works	10	15	8	1
Ballast	15	20	3	—
Fare collection systems	10 to 15	15	17	2

			28	3

(j) The carrying value of the Group’s interest in leasehold land held in Hong Kong is HK$5,617 million (US$724 million) (2004: HK$5,663 million) under medium-term leases (less than 50 years) and HK$28 million (US$4 million) (2004: HK$28 million) under long-term leases (50 years or above).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

15 Construction in progress

Construction in progress comprises:

2005

	Kowloon Southern Link HK$	East Rail Extensions HK$		Other assets HK$	Total construction in progress HK$	Total construction in progress US$
	(in millions)
Balance as at January 1, 2005	—	6,514	#	472	6,986	901
Transfer from deferred expenditure	875	—		—	875	113
Costs incurred during the year	432	2,304		449	3,185	411
Transfer to fixed assets or leasehold land	—	(170)		(465)	(635)	(82)

Balance as at December 31, 2005	1,307	8,648		456	10,411	1,343

#	After deduction of an opening balance adjustment of HK$5 million (US$1 million) upon adoption of HKAS 32 and HKAS 39.

2004

	East Rail Extensions HK$	Others assets HK$	Total construction in progress HK$
	(in millions)
Balance as at January 1, 2004	14,091	1,010	15,101
Costs incurred during the year	6,158	582	6,740
Transfer to fixed assets or leasehold land	(13,730)	(1,120)	(14,850)

Balance as at December 31, 2004	6,519	472	6,991

(a) As at December 31, 2005, land resumption costs and other costs totalling approximately HK$612 million (US$79 million) (2004: HK$602 million) and HK$24 million (US$3 million) (2004: HK$7 million) directly associated with the acquisition of leasehold land for the construction of the East Rail Extensions and the Kowloon Southern Link respectively are included in the balance of construction in progress. These costs will be transferred to interest in leasehold land when the land is vested in the Group by the Government, at which time the costs will begin to be amortized in accordance with relevant policies.

(b) Included in costs incurred during the year are amounts paid and payable to the Government by the Group in respect of the following:

•	HK$13 million (US$2 million) (2004: HK$42 million) for the lease of land required for construction sites for the East Rail Extensions and Kowloon Southern Link projects. The land does not have a measurable value as it cannot be assigned and can only be used by the Group and/or its contractors.

•	HK$9 million (US$1 million) (2004: HK$195 million) for land resumption work undertaken by the Government and compensation in respect of resumed land paid and payable by the Government on behalf of the Group in respect of the East Rail Extensions and Kowloon Southern Link projects. The Group is obligated to reimburse such sums to the Government.

(c) The costs incurred during the year are arrived at after crediting of HK$23 million (US$3 million) (2004: HK$75 million) on-cost recovery from the Government for certain essential public infrastructure works and other works along the railways undertaken by the Group on its behalf pursuant to the entrustment agreements in respect of such entrustment works and from the subsidiary, West Rail Property Development Limited, for property development along the West Rail, Phase I route as governed by the Shareholding Agreement between the Group and the Government (see note 21).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

16 Deferred expenditure

Deferred expenditure comprises:

2005

	Shatin to Central Link HK$		Kowloon Southern Link HK$	Express Rail Link/ Northern Link HK$	Total deferred expenditure HK$	Total deferred expenditure US$
	(in millions)
Balance as at January 1, 2005	1,178	#	279	4	1,461	188
Expenditure during the year	10		569	18	597	77
Interest and finance income/expenses	—		27	—	27	4
Transfer to construction in progress	—		(875)	—	(875)	(113)

Balance as at December 31, 2005	1,188		—	22	1,210	156

#	After deduction of an opening balance adjustment of HK$1 million (US$ nil) upon adoption of HKAS 32 and HKAS 39.

2004

	Shatin to Central Link HK$	Kowloon Southern Link HK$	Northern Link HK$	Total deferred expenditure HK$
	(in millions)
Balance as at January 1, 2004	731	169	—	900
Expenditure during the year	437	107	4	548
Interest and finance income /expenses	11	3	—	14

Balance as at December 31, 2004	1,179	279	4	1,462

(a) The planning, design and construction of Shatin to Central Link was suspended in 2005 pending the announcement of a decision by the Government. On March 4, 2005, the Government responded to the Legislative Council Transport Panel that the Government remains committed to the provision of Shatin to Central Link and that the preferred scheme would be made known publicly at the time a decision on the possible merger of the Corporation and MTR Corporation Limited is announced. In response to the Corporation’s enquiries, the Government advised on January 24, 2006 that the Government is examining the Shatin to Central Link proposal submitted by the Corporation and the proposal submitted by the Corporation and the MTR Corporation Limited on a possible merger. The Government has also confirmed that there is no plan to abort the project. Against this background, management considers that the project will proceed albeit that the implementation timetable has yet to be agreed. Therefore, the costs incurred to date on the project have been retained in the deferred expenditure, although interest capitalization has ceased until the project is resumed.

(b) As at December 31, 2005, land related costs totalling approximately HK$6 million (US$1 million) (2004: HK$8 million) directly associated with the acquisition of leasehold land for the purpose of the Shatin to Central Link are included in the balance of deferred expenditure. These costs will be transferred to interest in leasehold land when the land is vested in the Corporation by the Government, at which time the costs begin to be amortized in accordance with the relevant policies.

(c) Expenditure incurred during the year includes HK$18 million (US$2 million) (2004: HK$8 million) paid and payable to the Government by the Group for land related work on the Shatin to Central Link and Kowloon Southern Link projects undertaken by the Government on behalf of the Group.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

17 Properties under development

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Balance as at January 1,	1,448	1,892	244
Expenditure incurred during the year	444	35	4
Amounts recovered during the year	—	(390)	(50)

Balance as at December 31,	1,892	1,537	198

The balance of expenditure on properties under development is mainly related to the property enabling works for development sites at Che Kung Temple Station, Tai Wai Maintenance Centre, Tai Wai Station and Wu Kai Sha Station. During the year, the Corporation awarded a joint venture tender for property development at Wu Kai Sha Station and recovered from the joint venture developer the expenditure incurred to date for site development. The other development projects will be put out to tender from 2006 onwards in accordance with the master tender programme as agreed with the Government.

Included in the amounts recovered is a cost recovery of HK$88 million (US$11 million) (2004: HK$nil) from the Government in respect of the public transport interchange and property development enabling works.

18 Investments in subsidiaries

Details of the subsidiaries listed by principal activities are as follows:

Name of company	Place of incorporation and operation	Number of issued and fully paid ordinary shares	Par value of shares		Percentage of shares held by the Corporation	Percentage of shares held by a subsidiary
Property Management

Manlai Court Property	Hong Kong	25,500 ‘A’	HK$	1	100%	Nil
Management Company Limited		24,500 ‘B’	HK$	1	Nil	Nil
Sun Tuen Mun Centre	Hong Kong	25,000 ‘A’	HK$	1	100%	Nil
Management Company Limited		25,000 ‘B’	HK$	1	100%	Nil
Royal Ascot Management	Hong Kong	25,000 ‘A’	HK$	1	100%	Nil
Company Limited		25,000 ‘B’	HK$	1	100%	Nil
Hanford Garden Property	Hong Kong	10,000	HK$	1	100%	Nil
Management Company Limited
Pierhead Garden Management	Hong Kong	25,000 ‘A’	HK$	1	100%	Nil
Company Limited		25,000 ‘B’	HK$	1	Nil	100%
The Metropolis Management	Hong Kong	25,500 ‘A’	HK$	1	100%	Nil
Company Limited		24,500 ‘B’	HK$	1	Nil	Nil
Capital System Limited	Hong Kong	5,000	HK$	1	100%	Nil

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

18 Investments in subsidiaries (continued)

Name of company	Place of incorporation and operation	Number of issued and fully paid ordinary shares	Par value of shares		Percentage of shares held by the Corporation	Percentage of shares held by a subsidiary
Asset Leasing
Buoyant Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Advanced Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Quality Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Kasey Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Circuit Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Shining Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Fluent Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Kudos Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Unique Asset Limited	Hong Kong	100	HK$	10	100%	Nil
Bowman Asset Limited	Cayman Islands	1,000	US$	1	100%	Nil
Statesman Asset Limited	Cayman Islands	1,000	US$	1	100%	Nil
Interwind Asset Limited	Hong Kong	100	HK$	10	100%	Nil
V-Connect Limited	Hong Kong	100	HK$	10	100%	Nil

Property Development (non-controlled subsidiaries)
West Rail Property	Hong Kong	51 ‘A’	HK$	10	100%	Nil
Development Limited, and its		49 ‘B’	HK$	10	Nil	Nil
13 wholly owned subsidiaries *

*	These subsidiaries are held by the Corporation for the sole purpose of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government. Their financial statements are excluded from consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.

A summary of consolidated financial information of WRPDL and its subsidiaries based on the management accounts of these companies as of December 31, is as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Assets	3,574	3,861	498
Liabilities	3,576	3,863	498
Equity	(2)	(2)	—
Revenue	—	—	—
Profit / (loss) after tax for the year	—	—	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

19 Interest in associate

The interest in associate is as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Share of net assets	57	39	5
Loan to associate	—	33	4

	57	72	9

Details of the associate, which is incorporated and operates in Hong Kong, are as follows:

Name of company	Number of issued and fully paid shares	Par value of shares		Percentage of shares held
Octopus Cards Limited (sold on October 21, 2005)	42,000,000	HK$	1	22.1%
Octopus Holdings Limited (acquired on October 21, 2005)	42,000,000 ordinary	HK$	1	22.1%

On January 17, 2001, the Corporation entered into a service agreement with Octopus Cards Limited in order to formalise the existing arrangements for the provision of services to each other relating to the use of Octopus cards. Under the service agreement, the Corporation will continue to accept the use of Octopus cards for payment of fares and to provide add-value, refund and other ancillary services to Octopus Cards Limited.

On October 21, 2005, the Corporation and the other shareholders of Octopus Cards Limited entered into a number of agreements to adjust the arrangements relating to Octopus Cards Limited, in order to transfer the non-payment businesses of Octopus Cards Limited to a number of new and separate subsidiaries independent of the payment business of Octopus Cards Limited. To effect these adjustments, a new holding company, Octopus Holdings Limited, was incorporated. The shareholders of Octopus Cards Limited divested themselves of all their shares in Octopus Cards Limited to Octopus Holdings Limited in consideration for the issue to them of new shares in Octopus Holdings Limited.

As a consequence, the shareholding structure of Octopus Holdings Limited is the same as that of Octopus Cards Limited immediately before such sale and purchase of shares in Octopus Cards Limited. Octopus Cards Limited became a wholly owned subsidiary of Octopus Holdings Limited after the restructuring. The service agreement with Octopus Cards Limited entered into on January 17, 2001 remains in force.

Immediately after completion of the sale and purchase of shares in Octopus Cards Limited, the shareholders of Octopus Holdings Limited made a loan in aggregate amounting to HK$150 million (US$19 million) to Octopus Holdings Limited, pursuant to a Subordinated Loan Agreement, with each shareholder lending an amount in proportion to its shareholding in Octopus Holdings Limited. The loan to associate from the Corporation bears interest at 5.5% per annum. It is unsecured and repayable in whole or in part at any time before October 20, 2010.

During the year, the Group made payments to Octopus Cards Limited, amounting to HK$36 million (US$5 million) (2004: HK$33 million) in respect of fees for the use of the Octopus cards system. These payments were based on the fare revenue generated from Octopus cards. No other charges were made or incurred by the Group in respect of the administration of the Octopus cards system. The Group received HK$7 million (US$1 million) (2004: HK$8 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

19 Interest in associate (continued)

A summary of financial information of the associate based on the consolidated management accounts of Octopus Holdings Limited as of December 31, and of Octopus Cards Limited as of December 31, 2004 is as follows:

	2004 HK$	2004 HK$	2005 HK$	2005 HK$	2005 US$	2005 US$
	(in millions)
	100%	Group’s effective interest (22.1%)	100%	Group’s effective interest (22.1%)	100%	Group’s effective interest (22.1%)
Assets	1,554	343	1,833	405	236	52
Liabilities	1,443	319	1,653	365	213	47
Equity	111	24	180	40	23	5
Revenue	317	70	354	78	46	10
Profit after tax for the year	69	15	69	15	9	2

20 Loans to third party

Under one of the lease arrangements entered into by the Group, the future lease payments are funded by the interest earned on the loans to third party and the repayment of the loans from third party to the Group. The interest rates on the loans to third party are predetermined.

The loans to third party are scheduled to be repaid by instalments over the duration of the lease arrangement until its expiry in 2018, as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	31	684	88
After one year	702	—	—

	733	684	88

21 Loan to non-controlled subsidiary

On February 24, 2000, the Corporation and the Government entered into a shareholding agreement (the “Shareholding Agreement”) for the formation of a sub-group of the Corporation under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail, Phase I route. The issued share capital of WRPDL comprises 51 ordinary “A” shares and 49 ordinary “B” shares, which are held by the Corporation and the Government respectively. The holders of ordinary “A” shares are not entitled to any distribution by WRPDL other than a return of capital, and the holders of ordinary “B” shares are entitled to all dividends declared by WRPDL and a return of capital. In other words, the Corporation is not entitled to any earnings distribution, nor is it required to ultimately fund any losses which may be sustained by WRPDL and its subsidiaries.

All costs incurred or to be incurred in relation to the West Rail property developments are to be funded by loans from the Corporation to WRPDL bearing interest at an annual rate of 1% over the Corporation’s average cost of funds in the preceding year. To the extent that WRPDL may be unable to repay the loan, the Government shall seek the necessary authority to reimburse costs incurred by the Corporation. The Government has also undertaken to indemnify the Corporation against all liabilities properly incurred by the Corporation in relation to such property developments.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

21 Loan to non-controlled subsidiary (continued)

Subsidiaries of WRPDL have been formed to handle the property developments along the West Rail, Phase I route. The Government will receive the profits less losses from the developments whereby the Corporation will recover the on-costs for the handling of the property developments along the route.

The loan to non-controlled subsidiary is expected to be recovered as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	—	1,202	155
After one year	3,576	2,661	343

	3,576	3,863	498

22 Investments

(a) Investments comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Available-for-sale debt securities
- Listed outside Hong Kong	578	31	4
- Unlisted	1,645	369	48
Interest-bearing deposits temporarily placed with the custodian bank	2,100	49	6

Total fair value of investments	4,323	449	58

Total market value of listed investments	578	31	4

(b) Investments are expected to mature as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	3,960	449	58
After one year	363	—	—

	4,323	449	58

23 Stores and spares

Stores and spares are expected to be consumed as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	164	159	21
After one year	155	184	23

	319	343	44

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

24 Interest and other receivables

(a) Interest and other receivables comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Interest receivable	49	42	6
Amount due from the Government	510	432	56
Debtors, deposits, prepayments and revenue in arrears	197	243	31

	756	717	93

The amount due from the Government represents HK$377 million (US$49 million) (2004: HK$446 million) in respect of certain essential public infrastructure works and other works along the railways undertaken on behalf of the Government pursuant to the respective entrustment agreements with the Government and HK$55 million (US$7 million) (2004: HK$64 million) for “on-costs” charged to the Government in respect of such entrustment works.

(b) Interest and other receivables are expected to be recovered as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	732	651	84
After one year	24	66	9

	756	717	93

(c) Included in interest and other receivables are debtors with the following ageing analysis:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Current	688	573	74
Less than one month overdue	6	3	—
One to three months overdue	17	3	—
More than three months overdue	2	5	1

Total debtors	713	584	75

Deposits, prepayments and revenue in arrears	43	133	18

	756	717	93

Normally, no credit is allowed except for revenue sharing arrangements in which the normal credit period is one month. For the amount due from the Government regarding the entrustment works undertaken by the Group on behalf of the Government, the normal credit period is 21 days pursuant to the respective entrustment agreements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

25 Cash and cash equivalents

Cash and cash equivalents comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Deposits with banks
- Within three months to maturity when placed	2,555	1,797	232
- More than three months to maturity when placed	940	1,555	201
Cash at bank and in hand	36	42	5

Cash and cash equivalents in the balance sheets	3,531	3,394	438
Less: deposits with banks with more than three months to maturity when placed	(940)	(1,555)	(201)

Cash and cash equivalents in the consolidated cash flow statement	2,591	1,839	237

26 Interest and other payables

(a) Interest and other payables comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Interest payable	485	486	63
Deposits and advances	1,173	1,075	139
Creditors, accrued charges and provision	1,271	1,242	160

	2,929	2,803	362

Included in creditors, accrued charges and provisions is a provision of HK$217 million (US$28 million) (2004: HK$nil) made for the estimated amount payable by the Group upon termination of one of the lease arrangements as referred to in note 14(g) which is subject to mandatory termination upon the occurrence of certain specified events or circumstances in accordance with the related agreements.

(b) Interest and other payables are expected to be settled as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	2,054	2,132	275
After one year	875	671	87

	2,929	2,803	362

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

26 Interest and other payables (continued)

(c) Included in interest and other payables are creditors with the following ageing analysis:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Due within one month or on demand	706	641	83
Due between one month to three months	202	234	30
Due between three months to six months	45	45	6
Due after six months	313	255	33

Total creditors	1,266	1,175	152
Deposits and advances	1,173	1,075	139
Accrued charges	490	553	71

	2,929	2,803	362

27 Accrued charges and provisions for capital projects

The balance includes accrued charges and provisions for claims related to capital projects. Accrued charges will be settled upon certification of work done. Provisions for claims relate mainly to the West Rail, East Rail Extensions and Kowloon Southern Link projects.

The balance includes an aggregate amount of HK$1,584 million (US$204 million) (2004: HK$1,511 million) payable to the Government mainly for land premium, resumption and associated costs in relation to the West Rail, East Rail Extensions, Shatin to Central Link and Kowloon Southern Link projects.

During the year, the Group made additional provisions for claims and land premium, resumption and associated costs of HK$646 million (US$83 million)and reversed or utilized amounts totalling HK$1,789 million (US$231 million). As of December 31, 2005, provision for claims and land premium, resumption and associated costs totalled HK$1,936 million (US$250 million).

Accrued charges and provisions for capital projects are expected to be settled or utilized as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	3,284	1,814	234
After one year	687	1,224	158

	3,971	3,038	392

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

28 Lease payable

The amounts payable by the Group under the lease arrangement are expected to be settled as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	31	684	88
After one year	686	—	—

	717	684	88

The payments are to be funded by the interest earned on loans and the repayment of the loans in accordance with the terms of the lease arrangement.

29 Interest-bearing borrowings

(a) Interest-bearing borrowings comprise:

	Carrying amount 2004 HK$	Fair value 2004 HK$	Carrying amount 2005 HK$	Fair value 2005 HK$	Carrying amount 2005 US$	Fair value 2005 US$
	(in millions)
Capital market instruments
HK dollar Retail notes due 2008 and 2013 - see (c) below	1,020	1,043	989	989	128	128
US dollar notes due 2010 - see (d) below	7,785	8,998	7,753	8,522	1,000	1,099
US dollar notes due 2009 - see (e) below	7,771	8,654	7,856	8,231	1,013	1,061
HK dollar notes due 2013 - see (e) below	800	829	789	789	102	102
US dollar notes due 2014 - see (e) below	388	459	387	444	50	57

	17,764	19,983	17,774	18,975	2,293	2,447

Export credit loans - see (f) below	1,984	2,033	1,700	1,706	219	220

	19,748	22,016	19,474	20,681	2,512	2,667

(b) The fair values of capital market instruments and export credit loans were determined using discounted cash flow techniques.

(c) The Corporation issued 3% notes due 2008 with an aggregate nominal value of HK$300 million at a premium and 4.8% notes due 2013 with an aggregate nominal value of HK$700 million at a premium on June 6, 2003. All the notes issued are unsecured and ranked equally with all of the Corporation’s other unsecured senior indebtedness.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

29 Interest-bearing borrowings (continued)

(d) The Corporation issued 8.00% notes due 2010 with an aggregate nominal value of US$1 billion at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on the Stock Exchange of Hong Kong Limited, the London Stock Exchange plc and the New York Stock Exchange, Inc. All the notes issued are unsecured and ranked equally with all of the Corporation’s other unsecured senior indebtedness.

(e) The Corporation issued 7.25% notes due 2009 with an aggregate nominal value of US$1 billion at a discount on July 27, 1999, 7.77% notes due 2014 with an aggregate nominal value of US$50 million at a discount on November 17, 1999, and 4.65% notes due 2013 with an aggregate nominal value of HK$800 million at par on June 9, 2003 under its US$3 billion medium term note programme. All the notes issued are unsecured and ranked equally with all of the Corporation’s other unsecured senior indebtedness.

(f) During the year, the Corporation has repaid US$33.4 million under a US$337.7 million export credit loan facility provided by Japan Bank for International Cooperation. As at December 31, 2005, the outstanding balance of the facility amounted to US$186.8 million, of which about 78% bore interest at a fixed rate and the remaining 22% bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on April 21, 2003. The loan ranks equally with all of the Corporation’s other unsecured senior indebtedness.

During the year, US$2.3 million has been drawn and US$4.7 million has been repaid by the Corporation under a US$42 million export credit loan facility provided by Export Development Canada. As at December 31, 2005, the outstanding balance of the facility amounted to US$31.6 million, which bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on May 4, 2004. The loan ranks equally with all of the Corporation’s other unsecured senior indebtedness.

(g) The covenants attached to the Corporation’s interest-bearing borrowings are customary ones. There is only one financial covenant which is contained in the agreement for the export credit loan provided by Japan Bank for International Cooperation, under which the Corporation covenants that its tangible net worth is not, at any time, less than the Hong Kong dollar equivalent of US$1,200 million.

(h) At December 31, 2005, the interest-bearing borrowings were repayable as follows:

	Total 2004 HK$	Capital market instruments 2005 HK$	Export credit loans 2005 HK$	Total 2005 HK$	Total 2005 US$
	(in millions)
Within one year	299	—	299	299	39
After one year but within two years	300	—	304	304	39
After two years but within five years	8,991	15,901	916	16,817	2,169
After five years	10,158	1,873	181	2,054	265

	19,748	17,774	1,700	19,474	2,512

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

30 Deferred income

(a) The balance of deferred income includes cash received from property developers for property development sites along East Rail and Ma On Shan Rail, cash receipts arising from the lease out and lease back arrangements and cash received from the telecommunication operators for the leasing of telecommunication networks. The cash received from property developers will be utilized for costs to be incurred by the Group in respect of the relevant property development. The unutilized balance will be credited to income statement when the property enabling works are completed and accepted for development and after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Group. The balance relating to the lease out and lease back arrangements and telecommunication networks is amortized and credited to income statement over the applicable lease terms.

(b) Movements on deferred income comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Balance at January 1,	743	708	91
Net amount received and receivable	12	76	9
Provision for amount payable upon termination of a lease arrangement (see note 26(a))	—	(196)	(25)
Recognized in the income statement	(47)	(47)	(6)

Balance at December 31,	708	541	69

(c) Deferred income is expected to be recognized in the income statement as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	48	32	4
After one year	660	509	65

	708	541	69

31 Share capital

	2003		2004		2005		2005
	No. of shares	HK$ (in millions)	No. of shares	HK$ (in millions)	No. of shares	HK$ (in millions)	US$ (in millions)
Share capital:

Authorised:
Shares of HK$100,000 each	425,000	42,500	425,000	42,500	425,000	42,500	5,482

Issued and fully paid:
At December 31,	391,200	39,120	391,200	39,120	391,200	39,120	5,046

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

32 Reserves

2005

	Development reserve HK$	Investments revaluation reserve HK$	Investment property revaluation reserve HK$	Retained profits HK$	Total HK$	Total US$
	(in millions)
Balance at January 1, 2005 (after prior period adjustments)	6,535	(16)	—	14,423	20,942	2,701
- opening balance adjustments arising from changes in accounting policies	—	—	—	(568)	(568)	(74)

- as restated	6,535	(16)	—	13,855	20,374	2,627

Transfer to retained profits	(6,535)	—	—	6,535	—	—

Net deficit arising from revaluation	—	(15)	—	—	(15)	(2)
Net deficit transferred to the income statement on redemption and disposal	—	29	—	—	29	4

	—	14	—	—	14	2

Dividend approved in respect of the previous year	—	—	—	(172)	(172)	(22)

Profit for the year	—	—	—	317	317	41

Balance at December 31, 2005	—	(2)	—	20,535	20,533	2,648

2004

	Development reserve HK$	Investments revaluation reserve HK$	Investment property revaluation reserve HK$	Retained profits HK$	Total HK$
	(in millions)
Balance at January 1, 2004
- as previously reported	6,535	(1)	117	14,434	21,085
- prior period adjustments arising from changes in accounting policies	—	—	(117)	96	(21)

- as restated	6,535	(1)	—	14,530	21,064

Dividend approved in respect of the previous year	—	—	—	(620)	(620)

Net surplus/(deficit) arising from revaluation
- as previously reported	—	(54)	148	—	94
- prior period adjustments arising from changes in accounting policies	—	—	(148)	—	(148)

- as restated	—	(54)	—	—	(54)
Net deficit transferred to the income statement on redemption and disposal	—	39	—	—	39

	—	(15)	—	—	(15)

Profit for the year
- as previously reported				429	429
- prior period adjustments arising from changes in accounting policies				84	84

- as restated				513	513

Balance at December 31, 2004 (as restated)	6,535	(16)	—	14,423	20,942

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

32 Reserves (continued)

2003

	Development reserve HK$	Investments revaluation reserve HK$	Investment property revaluation reserve HK$	Retained profits HK$	Total HK$
	(in millions)
Balance at January 1, 2003
- as previously reported	6,535	50	134	13,673	20,392
- prior period adjustments arising from changes in accounting policies	—	—	(134)	112	(22)

- as restated	6,535	50	—	13,785	20,370

Dividend approved in respect of the previous year	—	—	—	(620)	(620)

Net deficit arising from revaluation	—
- as previously reported	—	(76)	(17)	—	(93)
- prior period adjustments arising from changes in accounting policies	—	—	17	—	17

- as restated	—	(76)	—	—	(76)
Net deficit transferred to the income statement on redemption and disposal	—	25	—	—	25

	—	(51)	—	—	(51)

Profit for the year
- as previously reported	—	—	—	1,381	1,381
- prior period adjustments arising from changes in accounting policies	—	—	—	(16)	(16)

- as restated	—	—	—	1,365	1,365

Balance at December 31, 2003	6,535	(1)	—	14,530	21,064

(a) Included in the retained profits of the Group is an amount of HK$30 million (US$4 million) (2004: HK$48 million; 2003: HK$33 million) being the retained profits attributable to an associate.

(b) The development reserve represents appropriations of all profits from property developments to retained reserves within the Corporation. The development reserve was created in accordance with the relevant provisions of the Ordinance.

In 2005, the balance of the development reserve was transferred to retained profits upon the approval from the Financial Secretary of the Government in accordance with the relevant provisions of the Ordinance.

(c) Pursuant to the relevant provisions of the Ordinance, the reserves available for distribution comprise an amount out of the whole or part of the profits of the Corporation in any financial year after making allowance for any sums carried to the credit of the development reserve and any accumulated loss at the end of the financial year prior to the year in which the distribution is declared. The fair value change of financial assets and liabilities and investment properties, net of related deferred tax, recognized in retained profit are not available for distribution to the sole shareholder because they are not realized profits of the Corporation. As at December 31, 2005, the amount of reserves available for distribution to the sole shareholder amounted to HK$20,384 million (US$2,629 million) (2004: HK$14,143 million as restated; 2003: HK$14,399 million).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities

In the normal course of its business, the Group is exposed to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Group uses derivative financial instruments to hedge certain risk exposures.

The Managing Board has approved policies in respect of foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investment of surplus funds. As part of its risk management, the Group identifies and evaluates the financial risks and, where appropriate, hedges those risks in accordance with the policies established by the Managing Board.

The Group documents at the inception of each hedging transaction the relationship between the hedging instrument and hedged item, as well as its risk management objective and strategy for undertaking the transaction. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

(a) Credit risk

The Group’s credit risk is primarily attributable to its investment in debt securities, its deposits and over-the-counter derivative financial instruments entered into for hedging purposes.

The Group has no significant concentrations of credit risk. It has policies in place that limit the amount of credit exposure to any financial institution with which the Group has transactions. The Group can only invest in debt securities issued by or place deposits with financial institutions that meet the established credit rating or other criteria. Derivative counter parties are limited to high-credit-quality financial institutions. The exposures to these credit risks are monitored on an ongoing basis.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial assets and liabilities, in the balance sheet.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(b) Interest rate risk

(i) Hedging

The Group’s interest rate risk arises from its long-term borrowings. Borrowings at variable rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk. The Group aims to maintain the proportion of its fixed rate borrowings at between 30% and 75% of total borrowings. At the year end, 73% of total borrowings were at fixed rates.

The Group enters into receive-fixed-pay-floating interest rate swaps to hedge the fair value interest rate risk arising from fixed rate borrowings as well as to achieve an appropriate mix of fixed and floating rate exposure.

At December 31, 2005, the Group had interest rate swaps with a notional contract amount of HK$3,356 million (US$433 million) (January 1, 2005: HK$3,361 million) which qualify as fair value hedges. These interest rate swaps are stated at fair value with changes in fair value being recognized in the income statement to offset the effect of the gain or loss on the related hedged portion of interest-bearing borrowings.

The net fair value of interest rate swaps entered into by the Group at December 31, 2005 was HK$88 million (US$11 million) (January 1, 2005: HK$271 million) comprising assets of HK$124 million (US$16 million) (January 1, 2005: HK$271 million) and liabilities of HK$36 million (US$5 million) (January 1, 2005: nil). These amounts are recognized as derivative financial assets and liabilities.

Occasionally, the Group manages its cash flow interest rate risk by using receive-floating-pay-fixed interest rate swaps. There were no such swaps outstanding as at December 31, 2005.

(ii) Fair value through income statement

For interest rate swaps where the hedging relationships do not qualify as fair value hedges, changes in their fair values are recognized in the income statement.

At December 31, 2005, the Group had such interest rate swaps with notional contract amount of HK$1,362 million (US$176 million) (January 1, 2005: HK$781 million) and fair value of HK$40 million (US$5 million) (January 1, 2005: HK$22 million) which are recognized as derivative financial liabilities.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(b) Interest rate risk (continued)

(iii) Effective interest rate and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they will be repriced or are mature.

2005

	Effective interest rate %	Total HK$	Total US$	One year or less HK$	1-2 years HK$	2-5 years HK$	More than 5 years HK$
		(in millions)
Repricing dates for assets/(liabilities) which are repriced before maturity
Investments	3.87	331	43	331	—	—	—
Loan to non-controlled Subsidiary	8.24	3,863	498	3,863	—	—	—
Interest-bearing borrowings	4.94	(571)	(74)	(571)	—	—	—

		3,623	467	3,623	—	—	—

Maturity dates for assets/(liabilities) which are not repriced before maturity
Loans to third party	6.96	684	88	34	36	124	490
Investments	2.95	118	15	118	—	—	—
Cash and cash equivalents	4.03	3,394	438	3,394	—	—	—
Lease payable	6.96	(684)	(88)	(34)	(36)	(124)	(490)
Interest-bearing borrowings	7.15	(18,903)	(2,438)	—	(199)	(16,698)	(2,006)
Effect of interest rate swaps	(0.74)	—	—	4,781	—	(3,295)	(1,486)

		(15,391)	(1,985)	8,293	(199)	(19,993)	(3,492)

2004

	Effective interest rate %	Total HK$	One year or less HK$	1-2 years HK$	2-5 years HK$	More than 5 years HK$
		(in millions)
Repricing dates for assets/(liabilities) which are repriced before maturity
Investments	2.47	609	609	—	—	—
Loan to non-controlled subsidiary	7.50	3,576	3,576	—	—	—
Interest-bearing borrowings	2.77	(851)	(851)	—	—	—

		3,334	3,334	—	—	—

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(b) Interest rate risk (continued)

(iii) Effective interest rate and repricing analysis (continued)

	Effective interest rate %	Total HK$	One year or less HK$	1-2 years HK$	2-5 years HK$	More than 5 years HK$
		(in millions)
Maturity dates for assets/(liabilities) which are not repriced before maturity
Loans to third party	6.92	733	31	34	116	552
Investments	1.30	3,714	3,613	101	—	—
Cash and cash equivalents	2.05	3,531	3,531	—	—	—
Lease payable	6.96	(717)	(31)	(34)	(116)	(536)
Interest-bearing borrowings	7.20	(18,897)	—	—	(8,808)	(10,089)
Effect of interest rate swaps	(1.82)	—	4,153	—	(1,857)	(2,296)

		(11,636)	11,297	101	(10,665)	(12,369)

(c) Foreign exchange risk

The Group derives its revenues almost entirely in Hong Kong dollars and is therefore exposed to foreign exchange risk arising from borrowings, purchases, and capital expenditure payments in relation to the development of new railways that are denominated in foreign currencies.

The Group uses forward exchange contracts and currency swaps to hedge its foreign exchange risk. The Group’s risk management policy is to hedge its foreign currency borrowings into either Hong Kong dollars or United States dollars and limit its exposure to United States dollars to no greater than 30% of its total borrowings. Any contract for purchases or capital expenditure denominated in foreign currencies and exceeding $10 million equivalent is required to be reported to Corporate Treasury, which uses forward contracts to hedge the related foreign currency risk as and when necessary.

The Group may have investments in debt securities and other financial assets from time to time. Where these investments are denominated in foreign currencies other than United States dollars or Hong Kong dollars, the Group hedges the exposure into either United States dollars or Hong Kong dollars.

(i) Recognized assets and liabilities

Changes in the fair value of currency swaps that economically hedge monetary assets and liabilities in foreign currencies are recognized in the income statement. The net fair value of currency swaps used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at December 31, 2005 and recognized as derivative financial liabilities was HK$283 million (US$37 million) (January 1, 2005: HK$691 million).

(ii) Fair value through income statement

Changes in the fair value of forward exchange contracts for which no hedge accounting is applied are recognized in the income statement. The net fair value of forward exchange contracts recognized as net derivative financial assets was HK$3 million (US$ nil) (January 1, 2005: HK$17 million of net derivative financial liabilities), which comprises assets of HK$5 million (US$1 million) (January 1, 2005: HK$11 million) and liabilities of HK$2 million (US$ nil) (January 1, 2005: HK$28 million).

In respect of other receivables and other payables denominated in currencies other than the functional currency of the operations, the Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot or forward rates where necessary.

All the Group’s borrowings are denominated in either Hong Kong dollars or United States dollars. Given this, management does not expect that there will be any significant currency risk associated with the Group’s borrowings.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(c) Foreign exchange risk (continued)

(iii) The financial assets and liabilities denominated in currencies other than the functional currency of the Corporation are shown as follows:

	2004	2005
	(expressed in foreign currency)
	(in millions)
US dollars
Non-derivative financial assets
- Loans to third party	94	88
- Investments	302	55
- Interest and other receivables	6	6
- Cash and cash equivalents	416	292

	818	441

Derivative financial assets
- Interest rate swaps	28	16
- Forward exchange contracts	1	1

	29	17

Non-derivative financial liabilities
- Interest and other payables	59	87
- Accrued charges and provisions for capital projects	21	5
- Lease payable	92	88
- Interest-bearing borrowings	2,296	2,274

	2,468	2,454

Derivative financial liabilities
- Interest rate swaps	3	5
- Currency swaps	89	36
- Forward exchange contracts	4	—

	96	41

EURO
Non-derivative financial assets
- Cash and cash equivalents	—	1

Derivative financial assets
- Forward exchange contracts	1	—

JPY
Derivative financial assets
- Forward exchange contracts	5	—

Derivative financial liabilities
- Forward exchange contracts	—	1

CHF
Non-derivative financial assets
- Cash and cash equivalents	—	8

(d) Liquidity risk

The Group aims to secure committed credit facilities well ahead of funding needs. This protects the Group against possible adverse market conditions which result in difficulties in raising funds to meet payment obligations. The Group has put in place committed revolving facilities and uncommitted stand-by facilities to cater for short-term liquidity requirements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(e) Fair value

The fair values of all financial assets and liabilities are set out in the following tables except for those financial assets and liabilities with carrying amounts not materially different from their fair values as at December 31, 2005 and December 31, 2004.

	Carrying amount 2004 HK$	Fair value 2004 HK$	Carrying amount 2005 HK$	Fair value 2005 HK$	Carrying amount 2005 US$	Fair value 2005 US$
	(in millions)
Non-derivative financial assets
- Loans to third party	733	732	684	668	88	86
- Loan to non-controlled subsidiary	3,576	3,939	3,863	4,105	498	529

	4,309	4,671	4,547	4,773	586	615

Derivative financial assets
- Interest rate swaps	#	271	124	124	16	16
- Forward exchange contracts	#	11	5	5	1	1

		282	129	129	17	17

Non-derivative financial liabilities
- Lease payable	(717)	(715)	(684)	(668)	(88)	(86)
- Interest-bearing borrowings	(19,748)	(22,016)	(19,474)	(20,681)	(2,512)	(2,667)

	(20,465)	(22,731)	(20,158)	(21,349)	(2,600)	(2,753)

Derivative financial liabilities
- Interest rate swaps	#	(22)	(76)	(76)	(10)	(10)
- Currency swaps	#	(691)	(283)	(283)	(37)	(37)
- Forward exchange contracts	#	(28)	(2)	(2)	—	—

		(741)	(361)	(361)	(47)	(47)

#	In accordance with the transitional provisions of HKAS 39, adjustments to the balance sheet as at December 31, 2004 to reflect the fair values of derivative financial instruments held at that date are not required.

(f) Estimation of fair value

The following summarises the major methods and assumptions used in estimating the fair values of financial assets and liabilities reflected in the tables set out in note 33(e) above.

(i)	Investments

The fair value of financial assets traded in active markets was based on quoted market prices at the balance sheet date.

(ii)	Interest rate swaps, currency swaps and forward exchange contracts

The fair value of interest rate swaps and currency swaps was the present value of the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account prevailing interest rates, foreign exchange rates and creditworthiness of the swap counterparties. The fair value of forward exchange contracts was the quoted market price at the balance sheet date, being the present value of the quoted forward price. Discounted cash flows techniques were used in determining the fair value of swaps.

(iii)	Loan to non-controlled subsidiary and interest-bearing borrowings

Where applicable, fair value was calculated based on discounted cash flows of expected future principal and interest payments.

(iv)	Loans to third party and lease payable

The fair value was estimated as the present value of future cash flows.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

33 Financial assets and liabilities (continued)

(f) Estimation of fair value (continued)

(v)	Discount rates used for determining fair value

The Group used the applicable yield curve at the balance sheet date plus an adequate constant credit spread to discount financial assets and liabilities. The interest rates used were as follows:

	2005	2004
Interest rate swaps, currency swaps	4.22% - 5.43%	0.32% - 4.56%
Loan to non-controlled subsidiary and interest-bearing borrowings	4.05% - 5.82%	0.22% - 5.68%
Loans to third party and lease payable	7.43% - 7.83%	5.35% - 7.97%

34 Notes to the consolidated cash flow statement

Reconciliation of operating profit before interest and finance income/expenses to net cash inflow from operations

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Operating profit before interest and finance income/expenses	1,549	491	98	13
Depreciation	730	1,569	2,140	276
Amortization of interest in leasehold land held for own use under operating leases	18	112	118	15
Fixed assets written off	9	24	43	6
Increase in stores and spares	(41)	(65)	(24)	(3)
Decrease/(increase) in other receivables	(69)	(262)	194	25
Increase/(decrease) in other payables and deferred income	(17)	440	(177)	(23)
Decrease in loans to third party	—	—	16	2

Net cash inflow from operations	2,179	2,309	2,408	311

35 Related parties

The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of the West Rail, Phase I route, East Rail Extensions and Kowloon Southern Link which are considered to be related party transactions under HKAS 24 and these are disclosed in notes 1, 2(c), 6, 14(h), 15(a), (b) and (c), 16(b) and (c), 17, 18, 21, 24 and 27 to the financial statements. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.

Members of the Managing Board, the Executive Directors who are not Members of the Managing Board, members of the Management Committee and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration which is disclosed in note 6 to the financial statements.

The Corporation and four other local transport companies (including the MTR Corporation Limited) entered into an agreement in 1994 to develop and operate the Octopus cards system through a central body called Octopus Cards Limited. During the year, Octopus Cards Limited earned fees for the use of the Octopus cards system from the Corporation and paid ticket loading agent fees and handling fees to the Corporation. Details of the transactions are disclosed in note 19 to the financial statements.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

36 Outstanding commitments

(a) Commitments outstanding in respect of capital expenditure not provided for in the financial statements were as follows:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Investment properties
- authorized and contracted for	1	1	41	5
- authorized but not contracted for	8	51	7	1

Property, plant and equipment
- authorized and contracted for	6,633	2,601	4,093	528
- authorized but not contracted for	4,336	1,964	3,778	487

Interest in leasehold land held for own use
- authorized and contracted for	517	349	291	38
- authorized but not contracted for	1,810	—	30	4

Balance at December 31,	13,305	4,966	8,240	1,063

(b) The total future minimum lease payments under non-cancellable operating leases for property with varying terms and renewal rights are payable as follows:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Within one year	87	40	46	6
After one year but within five years	53	18	94	12

Balance at December 31,	140	58	140	18

The operating leases are mainly related to work areas used for construction of new railways. During the year, amounts payable under operating leases totalling HK$nil (2004: HK$54 million) were capitalized as part of construction in progress or deferred expenditure, as appropriate.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

37 Retirement benefit scheme

The Kowloon-Canton Railway Corporation Retirement Benefit Scheme (“RBS Scheme”) was established on February 1, 1983 under trust. With effect from November 16, 1994, the RBS Scheme has been registered under Section 18 of the Occupational Retirement Schemes Ordinance.

All benefits payable under the RBS Scheme are calculated by reference to the Group’s contributions and members’ own contributions, together with investment returns on these contributions.

For members joining the RBS Scheme before January 1, 2000, the Group’s contribution rates are 12% and 16% of the respective salaries of non-management staff and management staff. For members joining on or after January 1, 2000, the Group’s contribution rates for the first eight years are 8% and 12% of the respective salaries of non-management staff and management staff and, thereafter, the contribution rates will be 10% and 15% of the respective salaries of non-management staff and management staff.

Where employees leave the RBS Scheme prior to their entitlement to all or part of the Group’s contributions vesting fully, such contributions shall be used to reduce the future contributions of the Group due under the RBS Scheme.

The Group also operates a Mandatory Provident Fund Scheme (“MPF Scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance. The MPF Scheme is a defined contribution retirement plan administrated by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. The MPF Scheme was introduced on April 1, 2000 to employees who did not opt for or who were not eligible for RBS Scheme.

The Group’s total retirement cost charged to the income statement includes the retirement costs for both RBS and MPF Schemes.

38 Debt facilities and programmes

(a) Total unutilized debt facilities and programmes available to the Group comprise:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
HK$2,200 million (US$284 million) (2004: HK$1,650 million) short-term uncommitted revolving credit facilities	1,650	2,200	284
HK$20 million (US$3 million) (2004: HK$20 million) letters of credit	20	20	3
HK$25 million (US$3 million) (2004: HK$25 million) overdraft facilities	25	25	3
HK$8,000 million (US$1,032 million) (2004: HK$8,000 million) syndicated loan facilities	8,000	8,000	1,032
US$3,000 million (2004: US$3,000 million) medium term note programme	14,425	14,377	1,854
US$292 million (2004: US$292 million) letters of credit for leveraged leases	2,280	2,273	292
US$220 million (2004: US$258 million) export credit loan facilities	29	11	1

	26,429	26,906	3,469

(b) The unutilized debt facilities are expected to expire as follows:

	2004 HK$	2005 HK$	2005 US$
	(in millions)
Floating rate
- expiring within one year	2,624	2,245	290
- expiring after one year	9,380	10,284	1,325
Fixed/floating rate to be determined when issued
- expiring after one year	14,425	14,377	1,854

	26,429	26,906	3,469

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

39 Contingent liabilities

At December 31, 2005, the Group had contingent liabilities arising from certain contractors’ claims in respect of the contracts for the construction of the West Rail and East Rail Extensions projects where the Group’s total obligations cannot be estimated reliably. The Group has made provision in the financial statements at December 31, 2005 for its best estimate of amounts which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by the Group and accounted for in the financial statements at December 31, 2005. The Group is in the process of resolving these claims.

40 Impairment of assets

At December 31, 2005 the Group assessed whether there was any impairment of the Group’s fixed assets at that date in accordance with the Group’s accounting policies for the assessment of asset impairment.

In assessing the value in use of the Group’s railway assets, the entire railway network, current and committed, has been treated as representing the smallest cash-generating unit on the basis that once the Kowloon Southern Link (“KSL”) is completed in 2009, the current East Rail and West Rail networks will be linked and it will not be possible to allocate passenger revenue to any specific part of the network. The project agreement for the KSL with the Government was signed on October 6, 2005.

The estimated cash flows of the railway network were calculated for a period consistent with the estimated useful lives of the core assets of the railway network and were discounted using the Corporation’s weighted average cost of capital at December 31, 2005.

As a result of this assessment, management considers that the railway assets of the Group are not impaired at December 31, 2005 and, accordingly, that no provision for impairment of the Group’s railway assets is required at that date.

41 Possible merger of the Corporation and MTR Corporation Limited

On February 24, 2004, the Government invited the two railway corporations to commence negotiations on a possible merger. On September 16, 2004, the two corporations submitted their Joint Merger Report to the Government on the outcome of their negotiations, including preliminary transaction terms and the framework of a draft operating agreement with key terms on, inter alias, the fare adjustment mechanism, and safeguards and measures to deal with service disruption.

On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of Government, signed a non-binding memorandum of understanding with MTRCL, providing for a proposed long term service concession of the Group’s rail operations and the sale of certain rail and property interests. These arrangements have been commonly described publicly as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and the Group. The proposed terms for the implementation of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the Legislative Council of Hong Kong (“LegCo”). The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, the Group would retain legal ownership of substantially all the Group’s rail system and would grant to MTRCL the right to manage the Group’s existing railway lines and other rail-related businesses through a service concession for a period of 50 years.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

41 Possible merger of the Corporation and MTR Corporation Limited (continued)

Under the service concession agreement, MTRCL would be granted the right to use the Group’s certain assets and railway land to operate the KCR system. MTRCL would be responsible for the operation, maintenance and improvement of the KCR system, including the replacement of the concession assets, during the concession period. It would exercise control over all the operational arrangements of the two networks as an integrated whole and be responsible for the performance of the total system. Upon expiry or termination of the service concession, MTRCL would be required to return an operating KCR system to the Group that meets the prevailing operating standards. Under the service concession arrangement, the Group would not be disposing of the railway system to MTRCL, and MTRCL would not be acquiring the Group’s assets (except for certain low value items such as spare parts and consumables).

The service concession would be coterminous with the franchise of MTRCL with an initial term of 50 years. Under the proposal, that the Group would retain legal title to the assets covered in the service concession, although Government will discuss further with MTRCL the latter’s wish to have the legal title to certain replacement and improvement assets, provided that these are returned to the Group together with the initial assets upon expiry or termination of the service concession. Further, the Group would continue to retain certain assets such as cash, receivables, shareholding in Octopus Holdings Limited, etc. and some HK$19.7 billion (US$2.5 billion) of debt.

In addition, the Group would retain the obligations for lease arrangements covering rolling stock and related hardware, such as signalling systems. MTRCL will co-operate with Government and the Group to assist the Group in meeting the obligations in respect of the lease arrangements provided that MTRCL receives protection from Government and the Group in a form satisfactory to the Group so that MTRCL shall be in no worse a position as a result of such co-operation. In this regard, Government may consider the need to provide indemnity to MTRCL.

Apart from the service concession arrangement, MTRCL has proposed to acquire property-related interests of the Group as well as the development rights for the property sites on KSL and the other commercial interests of the Group as part of the deal.

The financial terms proposed by MTRCL for the rail merger include (a) an upfront payment of HK$4.25 billion (US$0.5 billion) for the service concession and for acquisition of certain short-lived railway assets of the Group such as stores and spares; (b) fixed annual payments of HK$750 million (US$97 million) for the duration of the service concession; (c) starting from the fourth year of the service concession, an annual share of the actual revenue generated from the KCR system based on a pre-agreed set of sharing ratios. The sharing ratios are (i) 10% for revenue exceeding HK$2.5 billion (US$0.3 billion) and up to HK$5 billion (US$0.6 billion); (ii) 15% for revenue between HK$5 billion (US$0.6 billion) and HK$7.5 billion (US$1.0 billion); (iii) 35% for revenue beyond HK$7.5 billion (US$1.0 billion); and (d) a payment of HK$7.79 billion (US$1.0 billion) for the acquisition of property and other related commercial interests. Separately, MTRCL will reimburse the Group for enabling works costs already paid for by the latter in relation to the development properties to be sold to MTRCL. The payments for the costs of these works not yet received by the Group are currently valued at HK$2.31 billion (US$0.3 billion).

The Rail Merger is subject to, among other things: (i) the enactment of the Rail Merger Bill by the LegCo implement the Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the independent shareholders of MTRCL.

These financial statements have not included any adjustments to the carrying value of assets or liabilities which may be required of the report as it is uncertain what will be the outcome and the consequent effect on the Group’s operations and financial condition.

The Group is in the process of assessing the accounting impact of the proposed merger transactions under HK GAAP and US GAAP.

42 Comparative figures

Certain comparative figures have been adjusted as a result of the changes in accounting policies. Further details are disclosed in note 3.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

43 Accounting estimates and judgements

(a) Key sources of estimation uncertainty

Note 33 contains information about the assumptions and their risk factors relating to financial instruments. Other key sources of estimation uncertainty include the assessment of useful lives for depreciation of fixed assets (see note 2(j)), assessment of provisions and contingent liabilities (see notes 2(aa), 27 and 39), determination of the recoverability of deferred tax assets (see note 10(d)), the valuation of investment properties (see note 14(d)) and assessment of the possibility of implementation of Shatin to Central Link project (see note 16(a)).

(b) Critical accounting judgements in applying the Group’s accounting policies

Critical accounting judgements in applying the Group’s accounting policies include the classification of revenue and expenditure as capital or revenue in nature (see note 2(i)(i)), the classification of revenue and cost-recovery, the classification of operating leases or lease-out and lease-back transactions, transfers from construction in progress to fixed assets (see note 2(m)), assessment of controlled and non-controlled subsidiaries (see note 2(c)), the categorization of financial assets and liabilities, adoption of hedge accounting (see note 33) and impairment of assets (see note 40).

44 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2005

Up to the date of issue of these financial statements, the HKICPA has issued several amendments to existing accounting standards, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and have not been adopted in these financial statements.

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 which came into effect on December 1, 2005 will first be applicable to the Group’s financial statements for the period beginning January 1, 2006.

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. The preliminary results of this assessment indicate that none of the amendments, new standards and new interpretations are likely to have a significant impact on the Group’s results of operations and financial position.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). The differences relate to the following items and the adjustments considered necessary to reconcile the Group’s consolidated profit after taxation and consolidated balance sheet information to US GAAP are as follows:

(a) Basis of consolidation

Under HK GAAP, the consolidated financial statements of WRPDL and its subsidiaries are not consolidated in the financial statements of the Corporation as the Corporation has no effective control over nor beneficial interests in the net assets of WRPDL and its subsidiaries, other than the amount of capital provided. Accordingly, the investment in WRPDL and its subsidiaries is accounted for using the cost method.

Under US GAAP, insofar as the Government through its appointed Directors has substantive participating rights in deciding on when to commence the development of a site, the allocation of the mix of commercial and residential properties of each development and the investment of any surplus funds, such minority rights overcome the presumption that the Corporation with a majority voting interest, should consolidate WRPDL. In other words, the Corporation is precluded from consolidating the financial statements of the WRPDL and its subsidiaries under US GAAP.

Under US GAAP, the investment in WRPDL and its subsidiaries is accounted for using the equity method. However, pursuant to the Shareholding Agreement as referred to in note 21, all assets and profits of WRPDL will be transferred to the Government without going through the Corporation upon the completion of all the property development sites and the Corporation will only receive its original capital contribution of HK$510. In addition, the Government shall indemnify the Corporation against all liabilities properly incurred by the Corporation in the development or attempted development of the agreed development sites along West Rail. Accordingly, the Corporation has not recognized any share of profits and losses of WRPDL because the Corporation is not entitled to any earnings distribution, nor it is required to ultimately fund any of its losses. The amount of the Corporation’s equity investment of HK$510 in WRPDL, which is the only amount that the Corporation will ultimately recover from the investment, has not been separately disclosed because it is immaterial.

(b) Investment property revaluation and depreciation

Under HK GAAP, investment properties are stated in the balance sheet at fair value and depreciation is not provided on investment properties. In prior years, movements in the fair value of the Group’s investment properties were recognized directly in the investment property revaluation reserve except for certain limited circumstances, as described in note 2(h), where movements in the fair value were recognized in the income statement. In addition, deferred tax was only provided to the extent that tax allowances already given would be clawed back if the property was disposed of at its carrying value, as there would be no additional tax payable on disposal.

With effect from January 1, 2005, all changes in fair value of investment properties are recognized directly in the income statement under HK GAAP. In addition, the Group recognizes deferred tax on movements in the value of an investment property using tax rates that are applicable to the property’s use.

The above changes in accounting policies relating to investment properties have been adopted retrospectively with prior years’ figures under HK GAAP restated accordingly.

Under US GAAP, investment properties are not allowed to be stated at fair value. Accordingly, the investment properties of the Group, which are stated at fair value, have been restated at historical cost less accumulated depreciation.

Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$761 million, HK$761 million and HK$735 million (US$95 million) at December 31, 2003, December 31, 2004 and December 31, 2005, respectively.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(c) Depreciation on certain fixed assets

Property, plant and equipment situated on leasehold land

Under both HK GAAP and US GAAP, the Group’s property, plant and equipment situated on leasehold land is depreciated over the shorter of its estimated economic useful lives or the land lease term.

Under HK GAAP, following the adoption of HK-Int 4, as referred to in note 3(h), with effect from January 1, 2005 the lessee shall not assume that the lease term of a Hong Kong land lease will be extended for a further 50 years, or any other period, while the Government retains the sole discretion as to whether to renew the lease or not. Accordingly, the property, plant and equipment situated on leasehold land should be depreciated over a period which does not exceed the term of the lease.

As the assumption of the extension of the land lease term was made by the Corporation in prior years when determining the depreciable life of certain buildings, tunnels, bridges and roads situated on leasehold land for both the HK GAAP and US GAAP purposes, the depreciable life of such fixed assets has been adjusted under HK GAAP.

Under HK GAAP, the effect of the change in depreciable life has been accounted for prospectively.

Under US GAAP, the effect of the change in depreciable life has been accounted for retrospectively with the related prior years’ figures restated accordingly. Please refer to note 45(l) for details of the impacts on the financial measures determined in accordance with US GAAP as a result of the prior period restatements.

Permanent way

Under HK GAAP, in prior years, the Corporation’s permanent way, which principally comprises rail tracks, ballast and sleepers, was not depreciated as these assets were subject to continuing maintenance, repairs and replacement to maintain them in their optimal working condition. All costs of maintenance, repairs and replacement of such assets were charged to the income statement as incurred. This accounting treatment is no longer accepted under the newly issued accounting standard HKAS 16 and an Interpretation thereof issued by the HKICPA in 2005 which stipulates that all items of property, plant and equipment should be depreciated over their estimated economic useful lives. Accordingly, with effect from January 1, 2005, permanent way is depreciated over the shorter of the unexpired term of land lease on which the permanent way is anchored and its estimated economic useful life and the related replacement costs are capitalized.

Retrospective adjustments were made for all the permanent way of the Corporation except for the original permanent way, which comprises the East Rail network and the Light Rail network, as the original permanent way would have been substantially depreciated by January 1, 2004. The Corporation estimated that the difference between the replacement costs charged to the income statement and the depreciation that would have been charged in prior years is not significant. In addition, the original cost of permanent way would have been substantially depreciated in prior years whilst the costs of replacement of permanent way incurred on an annual basis would have been capitalized and depreciated over the estimated useful life of the replacements. Management consider that for the original permanent way of the Corporation and the subsequent replacement thereof, the costs charged to the income statement approximate the estimated depreciation which would have been charged to the income statement and that any differences are not material. Accordingly, adjustments have only been made on a prospective basis for the original permanent way.

Under US GAAP, the costs of permanent way are depreciated over the estimated economic useful lives of the assets and the costs of replacement are capitalized and depreciated over their estimated useful lives. In 2004, US GAAP adjustments were made for all the permanent way of the Corporation except for the original permanent way due to the same reasons as explained above.

As a result of the review of estimated economic useful lives carried out in 2005, the estimated economic useful lives of the permanent way have been revised to a range of 10 to 50 years from the original range of 10 to 15 years adopted in 2004 mainly due to an increase in the estimated economic useful life of the concrete portion of permanent way. Under HK GAAP, the effect of this change has been reflected in the retrospective adjustment to depreciation charge for the year ended December 31, 2004. Under US GAAP, the change in estimated economic useful lives is accounted for prospectively beginning in 2005. Accordingly, the depreciation charge for the year ended December 31, 2004 under US GAAP is higher than the retrospective depreciation amount recorded under HK GAAP by HK$43 million.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(d) Investments

Under HK GAAP, investment securities were classified as investments held for non-trading purposes prior to January 1, 2005 but as available-for-sale securities with effect from January 1, 2005. No financial impact has been resulted from the change in classification. The Group’s investment securities are carried at fair value with changes in fair value recognized in the investments revaluation reserve. Changes in fair value of pre-funding investments (see note 2(f)) are capitalized to construction in progress or deferred expenditure as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use. Additionally, all income generated from pre-funding investments, including interest income, exchange gains or losses, impairment losses, realised gains or losses arising from transactions in derivative financial instruments entered into for hedging foreign currency pre-funding investments and gains or losses arising from the derecognition of such investments, are capitalized to construction in progress or deferred expenditure (see note 2(m)).

When the construction projects are complete and the related assets are ready for their intended use the net cumulative costs are transferred from construction in progress to fixed assets and depreciated in accordance with the Group’s depreciation policies. The depreciation charge for the year under HK GAAP is based on the net capitalized costs including changes in fair value of pre-funding investments and all the income generated therefrom.

Under US GAAP, the Group’s investments securities are stated in the balance sheet at fair value, with unrealized gains and losses net of applicable income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the income statement. Accordingly, under US GAAP, the depreciation charge on fixed assets is based on the costs capitalized in accordance with US GAAP which exclude changes in fair value of pre-funding investments and all the income generated therefrom. As such, adjustments of HK$27 million (US$3 million) and HK$143 million (US$18 million) have been made to reverse the investment income capitalized under HK GAAP and to record the additional depreciation charge based on fixed assets costs excluding capitalized investment income under US GAAP, respectively. In addition, an adjustment of HK$1 million has been made to the shareholder’s equity under HK GAAP to restate the balance of investment revaluation reserve under US GAAP.

(e) Revenue recognition on property development

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

The Group is involved in a number of property development projects where the Group determines or reaches agreement with property developers to develop a site for resale or for rent.

Under HK GAAP, where the Group receives payments from property developers as a consequence of their participation in property development projects, such payments are set off against the balance of project costs incurred and accounted for as properties under development by the Group. Any surplus amounts of payments received from property developers in excess of the balance of properties under development are transferred to deferred income to set off any further project costs subsequently incurred by the Group. The Group recognizes the balance of deferred income as profit on property development when the property enabling works are completed and acceptable for development, and after taking into account outstanding risks, if any, retained by the Group.

Under US GAAP, the Group’s property development projects are accounted for as real estate property other than retail land. Profit on property development is recognized on the percentage-of-completion basis as the Group has a substantial continuing involvement with the property during the course of the development. Accordingly, an adjustment of HK$25 million (US$3 million) has been made to record the profit on property development for the year ended December 31, 2005 under US GAAP.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(f) Capitalization of certain costs

Under HK GAAP, certain costs of a non-incremental nature are capitalized in connection with capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP. Accordingly, an adjustment with a net effect of HK$39 million (US$5 million) has been made to reverse the non-incremental costs capitalized and the related depreciation charge provided under HK GAAP.

(g) Capitalized interest and foreign exchange gains and losses

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

With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs is similar to US GAAP. The gross interest costs not capitalized under HK GAAP prior to January 1, 1997 amounted to HK$613 million (US$79 million) which was previously adjusted for US GAAP purposes. In addition, adjustments of HK$9 million, HK$9 million and HK$9 million (US$1 million), have been made to the income statement to record the depreciation charge for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively under US GAAP based on the costs of fixed assets including capitalized interest costs of HK$613 million (US$79 million). The related adjustments to accumulated depreciation amounted to HK$382 million and HK$391 million (US$50 million) as of December 31, 2004 and December 31, 2005 respectively.

Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized. Accordingly, an adjustment of HK$17 million (US$2 million) has been made to reverse the net foreign exchange gains capitalized under HK GAAP.

(h) Income taxes

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

With effect from January 1, 2003, the Group’s accounting policy under HK GAAP for the recognition of deferred tax as set out in note 2(z) is similar to US GAAP except that under HK GAAP all deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. The Group’s tax losses do not expire under current tax legislation. As a result, there is currently no difference in the recognition of deferred tax assets between HK GAAP and US GAAP.

(i) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. At December 31, 2005, the Group had notional amounts of HK$4,781 million (US$617 million) equivalent outstanding in interest rate swaps, HK$15,177 million (US$1,957 million) equivalent outstanding in principal-only swaps and HK$1,224 million (US$158 million) equivalent outstanding in forward foreign exchange contracts.

The interest rate swaps are designated as hedges of the variability in the fair value attributable to the interest rate risk of certain of the Group’s fixed rate interest-bearing borrowings recognized in the financial statements, and are accounted for as fair value hedges under HK GAAP and US GAAP where they meet the relevant criteria for measuring hedge effectiveness. Under US GAAP, an entity is allowed to make the assumption of no ineffectiveness in hedges using interest rate swaps provided that specified criteria are met (“shortcut method”).

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(i) Derivative financial instruments (continued)

Under the shortcut method, for fair value hedges, the change in fair value of the hedged item is assumed to offset the change in the fair value of the hedging instrument.

The principal-only swaps are designated as hedges of the variability in cash flows attributable to the foreign exchange risk of certain of the Group’s interest-bearing borrowings denominated in foreign currencies and recognized in the financial statements, and are accounted for as cash flow hedges under HK GAAP and US GAAP where they meet the relevant criteria for measuring hedge effectiveness. Under US GAAP, the Group is allowed to make the assumption of no ineffectiveness in cash flow hedges provided the critical terms of the hedging instrument and of the entire hedged asset or liability (as opposed to selected cash flows) are the same (“critical terms match approach”). Under the critical terms match approach, the Group is allowed to conclude that changes in fair value or cash flows attributable to the risk being hedged are expected to completely offset at inception and on an on-going basis.

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

Under HK GAAP, in prior years, derivative financial instruments entered into by us to hedge the interest rate risk and foreign currency risk of a recognized liability were recognized with reference to the timing of recognition of the corresponding hedged transaction. Derivative financial instruments entered into for the purpose of hedging the foreign currency risk of a recognized foreign currency liability were revalued at the balance sheet date at the exchange rates prevailing at that date with the resultant gains and losses used to offset gains and losses resulting from currency fluctuations inherent in the underlying foreign currency liabilities.

With effect from January 1, 2005, the Group has changed its accounting policies relating to derivative financial instruments following the adoption of HKAS 32 and 39. Under HK GAAP, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivative financial instruments designated as hedging instruments in a cash flow hedge are recognized directly in the income statement in the same period or periods during which the liability affects the income statement (such as when the interest income or expense is recognized). Changes in fair value of derivative financial instruments designated as hedging instruments in a fair value hedge are recognized in the income statement. Changes in fair value of derivative financial instruments which do not qualify as hedging instruments are recognized in the income statement.

The changes in accounting policies relating to accounting for derivative financial instruments were adopted by way of opening balance adjustments to the Group’s retained profits as at January 1, 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39. Accordingly, with effect from January 1, 2005, the Group’s accounting policy under HK GAAP for derivative financial instruments is similar to US GAAP except that HK GAAP precludes the use of shortcut method or critical terms match approach and requires the Group to measure effectiveness in a hedging relationship even if all the critical terms of both the hedged and hedging items are identical. As such, an adjustment of HK$28 million (US$4 million) has been made to the consolidated profit after taxation under HK GAAP.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(j) Lease out and lease back transactions

Under HK GAAP, a series of lease out and lease back transactions with third parties is linked and accounted for as one arrangement when the overall economic effect cannot be understood without reference to the series of transactions as a whole and when the series of transactions is closely interrelated, negotiated as a single arrangement and takes place concurrently or in a continued sequence.

The primary purpose of such arrangements is to achieve a particular tax result for the third parties in return for a fee. The arrangements do not, in substance, involve a lease under HK GAAP since the Group retains all the risks and rewards incidental to the ownership of the underlying assets and enjoys substantially the same rights to their use as before the transactions were entered into. The transactions are, therefore, not accounted for as leases.

Where commitments by the Group to make long-term lease payments have been defeased by the placement of security deposits or advances of loans under lease out and lease back transactions, those commitments and deposits or loans receivable are not recognized as obligations and assets of the Group. In the case where the Group’s commitments and deposits or loans receivable meet the definition of a liability and an asset, such commitments and deposits or loans receivable are recognized as obligations and assets in the balance sheet.

The income and expenses arising from the arrangements are accounted for on a net basis in order to reflect the overall commercial effect of the transactions. The net amounts are accounted for as deferred income and are amortized over the applicable lease terms of the transactions.

Under US GAAP, the transaction to lease out the Group’s fixed assets to third party is accounted for as a sales-type lease whilst the transaction to lease back the fixed assets from third party is accounted for as a capital lease. Profits arising from a sales-type lease are deferred and amortized to the income statement in proportion to the amortization of the leased asset, i.e. over the remaining estimated useful life of the asset.

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

(k) Variable interest entities (“VIE”)

In January 2003, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and in December 2003, issued a revision to FIN 46 (“FIN 46R”) which supersedes FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when an entity should consolidate the financial results of another entity. FIN 46R requires a VIE as defined therein to be consolidated by an entity if that entity is obligated to bear a majority of expected losses of the VIE or is entitled to receive a majority of expected residual returns of the VIE, or both. The entity that is required to consolidate a VIE is referred to as the VIE’s primary beneficiary. The interpretation also requires certain disclosures about VIEs that an entity is not required to consolidate, but in which it has a significant variable interest.

The Corporation believes that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from the overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realization of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, the Group is required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ended December 31, 2005.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(k) Variable interest entities (“VIE”) (continued)

The impact of consolidation of this VIE on the Group’s shareholder’s equity as of January 1, 2005 under US GAAP is as follows:

Increase / (decrease) in shareholder’s equity	2005 HK$	2005 US$
Loans to third party	(1,758)	(227)
Derivative financial assets	74	9
Investments	1,689	218
Interest and other receivables	(18)	(2)

Effect on shareholder’s equity at January 1, 2005 upon adoption of FIN 46R	(13)	(2)
Effect on accumulated other comprehensive income at January 1, 2005	26	3

Effect on retained earnings at January 1, 2005	(39)	(5)

As a result of consolidation of the VIE under US GAAP, provision for the estimated losses arising from the early termination of a lease out and lease back transaction of HK$64 million (US$8 million), which was recorded by the Group in 2005 under HK GAAP, has been reversed under US GAAP.

(l) Restatement of prior years’ US GAAP results

Depreciation on certain fixed assets

As mentioned in note 45(c), the Group’s property, plant and equipment situated on leasehold land is depreciated over the shorter of its estimated economic useful life or the land lease term. The lessee shall not assume that the lease term of a Hong Kong land lease will be extended for a further 50 years, or any other period, while the Government retains the sole discretion as to whether to renew the lease or not.

As the assumption of the extension of the land lease term was made by the Corporation in prior years when determining the depreciable life of certain buildings, tunnels, bridges and roads situated on leasehold land for US GAAP purposes, the depreciable life of such fixed assets has been adjusted accordingly. The effect of the change in depreciable life has been accounted for retrospectively with the related prior years’ figures restated accordingly.

Derivative financial instruments

Upon the adoption of HKAS 32 and HKAS 39 with effect from January 1, 2005 the Corporation reassessed the valuation methodology of derivative financial instruments and the hedge effectiveness measurement methodology of the cash flow hedges which had previously been recognized in accordance with FAS 133 for the purpose of the US GAAP reconciliation. As a consequence of this reassessment the Corporation has reached the conclusion that the financial measures relating to derivative financial instruments determined in accordance with US GAAP in previous years should be restated due to the following reasons:

•	The discount rates previously adopted for the purpose of the fair value calculation of the hedging instruments did not result in the fair values of the hedging instruments being equal to the actual fair value of zero at inception; and

•	The critical terms match approach should not have been adopted for cash flow hedges as not all the critical terms of the hedging instrument and the hedged item were identical. As a result of the adoption of the critical terms match approach, the fair value change of the hedging instruments not attributable to the hedged risk which should have been recognized in earnings had not been identified. In addition, the fair value change of the hedging instrument attributable to the hedged risk recognized in other comprehensive income had not been reclassified to earnings in prior years.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(l) Restatement of prior years US GAAP results (continued)

The Corporation has revalued its derivative financial instruments for prior years using an updated valuation methodology and re-assessed the hedge effectiveness of the cash flow hedges. Accordingly, the relevant figures included in the US GAAP reconciliation in prior years have been restated.

The impacts on the financial measures determined in accordance with US GAAP as a result of the prior period restatements are set out as follows:

	2003 HK$	2004 HK$
	(in millions)
Impact on net income
(Increase)/decrease in net income

Property, plant and equipment
Depreciation on certain fixed assets
- as previously reported	—	(89)
- restatement under HK GAAP	—	46
- restatement under US GAAP	(17)	(78)

- as restated	(17)	(121)

Depreciation on interest income capitalized
- as previously reported	—	(88)
- restatement under US GAAP	—	(17)

- as restated	—	(105)

Capitalization on certain costs net of related depreciation
- as previously reported	(119)	(24)
- restatement under US GAAP	—	3

- as restated	(119)	(21)

Derivative financial instruments
- as previously reported	24	(17)
- restatement under US GAAP	(213)	(584)

- as restated	(189)	(601)

Deferred tax
- as previously reported	(23)	38
- restatement under HK GAAP	(1)	18
- restatement under US GAAP
- depreciation on certain fixed assets	3	16
- derivative financial instruments	36	102

- as restated	15	174

Total restatement effect under US GAAP	(191)	(558)
Effect on earnings per share (in HK$)	(488)	(1,426)

Impact on other comprehensive income
(Increase)/decrease in other comprehensive income

- as previously reported	(354)	(449)
- restatement under US GAAP (derivative financial instruments)	217	427

- as restated	(137)	(22)

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(l) Restatement of prior years’ US GAAP results (continued)

	2003 HK$	2004 HK$
	(in millions)
Impact on balance sheet
Increase/(decrease) in net assets

Property, plant and equipment
Accumulated depreciation on certain fixed assets
- as previously reported	—	(89)
- restatement under HK GAAP	—	46
- restatement under US GAAP	(73)	(151)

- as restated	(73)	(194)

Accumulated depreciation on interest income capitalized
- as previously reported	—	(88)
- restatement under US GAAP	—	(17)

- as restated	—	(105)

Capitalization of certain costs net of related depreciation
- as previously reported	(612)	(636)
- restatement under US GAAP	—	3

- as restated	(612)	(633)

Derivative financial instruments
- as previously reported	(497)	(1,032)
- restatement under US GAAP	387	321

- as restated	(110)	(711)

Deferred tax liabilities
- as previously reported	(180)	(49)
- restatement under HK GAAP	21	39
- restatement under US GAAP
- depreciation on certain fixed assets	13	29
- derivative financial instruments	(64)	(53)

- as restated	(210)	(34)

Accumulated other comprehensive income
- as previously reported	(429)	(878)
- restatement under US GAAP (derivative financial instruments)	427	854

- as restated	(2)	(24)

Retained earnings
- as previously reported	28,052	27,744
- restatement under US GAAP
- depreciation on certain fixed assets	(60)	(136)
- derivative financial instruments	(104)	(586)

- as restated	27,888	27,022

Net shareholder’s equity
- as previously reported	66,743	65,986
- restatement under US GAAP
- depreciation on certain fixed assets	(60)	(136)
- derivative financial instruments	323	268

- as restated	67,006	66,118

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(m) Statement of cash flows

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

Under US GAAP, interest received, interest paid and financing expenses paid are all included in operating activities. The Group considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	2003 HK$	2004 HK$	2005 HK$	2005 US$
	(in millions)
Net cash provided / (used) by:
Operating activities	1,333	2,015	2,008	259
Investing activities	(5,092)	(1,008)	(2,373)	(306)
Financing activities	1,651	(893)	(387)	(50)

Change in cash and cash equivalents	(2,108)	114	(752)	(97)
Cash and cash equivalents at January 1,	4,585	2,477	2,591	334

Cash and cash equivalents at December 31,	2,477	2,591	1,839	237

(n) Statement of changes in shareholder’s equity in accordance with US GAAP

The changes of shareholder’s equity in accordance with US GAAP are as follows:

	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
	(in millions)
Balance at January 1,	66,442	67,006	66,118	8,528
Net profit / (loss) for the year	1,321	(246)	111	14
Other comprehensive income / (loss)
Decrease in fair value of investments in “available for sale” securities	(197)	(103)	(11)	(1)
Amounts transferred to net profit for the year on redemption and disposal of investments in “available for sale” securities	60	79	34	4
Unrealized loss of VIE for the year	—	—	(33)	(4)
Cumulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	—	—	26	3
Net increase in deferred tax benefits	—	2	(2)	—
Dividend approved during the year	(620)	(620)	(172)	(22)

Balance as at December 31,	67,006	66,118	66,071	8,522

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(o) Adjustments to balance sheet items under US GAAP

The cumulative adjustments to the balance sheet items, except deferred taxes, under US GAAP as a result of the differences between HK GAAP and US GAAP as described in notes 45(a) to 45(k) are set out as follows:

		2004 Restated HK$	2005 HK$	2005 US$

	Note	(in millions)
Fixed assets
- investment property revaluation and depreciation	45(b)	(401)	(580)	(75)
- accumulated depreciation on certain fixed assets	45(c)	(194)	(191)	(25)
- investment income capitalized under HK GAAP	45(d)	6,039	6,039	779
- accumulated depreciation on interest income capitalized	45(d)	(105)	(248)	(32)
- revenue recognition on property development	45(e)	(61)	(61)	(8)
- capitalization of certain costs net of related depreciation	45(f)	(495)	(502)	(65)
- capitalization of interest net of related amortization	45(g)	231	222	28
- capitalized net foreign exchange losses	45(g)	(36)	(36)	(5)

		4,978	4,643	597

Construction in progress
- investment income capitalized under HK GAAP	45(d)	1,960	1,987	256
- valuation of investment portfolio	45(d)	(8)	(1)	—
- capitalization of certain costs net of related depreciation	45(f)	(57)	(88)	(11)
- capitalized net foreign exchange losses	45(g)	(13)	4	1

		1,882	1,902	246

Deferred expenditure
- investment income capitalized under HK GAAP	45(d)	22	22	3
- valuation of investment portfolio	45(d)	(2)	—	—
- capitalization of certain costs net of related depreciation	45(f)	(81)	(82)	(11)
- capitalized net foreign exchange losses	45(g)	2	2	—

		(59)	(58)	(8)

Loans to third party
- recognition of loans to variable interest entity	45(j)	1,750	1,823	235
- consolidation of variable interest entity	45(k)	—	(1,830)	(236)

		1,750	(7)	(1)

Lease deposits
- recognition of lease deposits	45(j)	11,291	11,371	1,467

Derivative financial assets
- valuation of derivative financial instruments	45(i)	282	—	—
- consolidation of variable interest entity	45(k)	—	152	20

		282	152	20

Investments
- consolidation of variable interest entity	45(k)	—	1,627	210

Interest and other receivables
- revenue recognition on property development	45(e)	—	25	3
- consolidation of variable interest entity	45(k)	—	6	1

		—	31	4

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(o) Adjustments to balance sheet items under US GAAP (continued)

		2004 Restated HK$	2005 HK$	2005 US$
	Note	(in millions)
Interest and other payables
- consolidation of variable interest entity	45(k)	—	(63)	(8)

Lease payable
- recognition of lease payable	45(j)	13,041	13,194	1,702

Derivative financial liabilities
- valuation of derivative financial instruments	45(i)	745	—	—

Interest-bearing borrowings
- carrying amount adjustments arising on hedge accounting	45(i)	248	(6)	(1)

Accumulated other comprehensive loss
- valuation of investment portfolio	45(d)	(10)	(1)	—
- consolidation of variable interest entity	45(k)	—	(7)	(1)

		(10)	(8)	(1)

Retained earnings		6,066	6,426	829

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

(p) Reconciliation of consolidated profit after taxation to US GAAP

		Year ended December 31,
	Note	2003 Restated HK$	2004 Restated HK$	2005 HK$	2005 US$
		(in millions, except per share data)
Consolidated profit after taxation for the year in accordance with HK GAAP		1,365	513	317	41
Adjustments required under US GAAP
Depreciation on investment properties	45(b)	(15)	(14)	(14)	(2)
Disposal on investment properties	45(b)	—	—	6	1
Valuation gains on investment properties	45(b)	17	(148)	(171)	(22)
Depreciation on certain fixed assets	45(c)	(17)	(121)	3	—
Depreciation on interest income capitalized	45(d)	—	(105)	(143)	(18)
Investment income capitalized under HK GAAP	45(d)	292	76	27	3
Revenue recognition of property development	45(e)	—	—	25	3
Capitalization of certain costs net of related depreciation	45(f)	(119)	(21)	(39)	(5)
Amortization of capitalized interest	45(g)	(9)	(9)	(9)	(1)
Capitalized net foreign exchange differences	45(g)	(19)	10	17	2
Derivative financial instruments	45(i)	(189)	(601)	28	4
Reversal of provision for the estimated losses arising from the early termination of lease out and lease back transaction and loan to VIE	45(k)	—	—	82	11
Realized loss of VIE for the year	45(k)	—	—	(18)	(3)
Tax effect of the above adjustments		15	174	39	5

Consolidated net income/(loss) for the year in accordance with US GAAP before change in accounting principle (FIN 46R) (2003 and 2004 as restated)		1,321	(246)	150	19
Cumulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	45(k)	—	—	(39)	(5)

Consolidated net income/(loss) for the year in accordance with US GAAP after change in accounting principle (FIN 46R) (2003 and 2004 as restated)		1,321	(246)	111	14

Basic and diluted net earnings per share in accordance with US GAAP before change in accounting principle		3,377	(629)	384	49
Cumulative effect of change in accounting principle on basic and diluted net earning per share		—	—	(100)	(13)

Basic and diluted net earnings per share in accordance with US GAAP after change in accounting principle		3,377	(629)	284	36

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

(q) Reconciliation of consolidated total equity to US GAAP

			As of December 31,
	Note		2004 Restated HK$	2005 HK$	2005 US$
			(in millions)
Consolidated total equity in accordance with HK GAAP			60,062	59,653	7,694
Adjustments required under US GAAP
Accumulated depreciation on investment properties	45	(b)	(136)	(144)	(19)
Accumulated valuation gains on investment properties	45	(b)	(265)	(436)	(56)
Accumulated depreciation on certain fixed assets	45	(c)	(194)	(191)	(25)
Accumulated depreciation on interest income capitalized	45	(d)	(105)	(248)	(32)
Valuation of investment portfolio	45	(d)	(10)	(1)	—
Investment income capitalized under HK GAAP	45	(d)	8,021	8,048	1,038
Revenue recognition on property development	45	(e)	(61)	(36)	(5)
Capitalization of certain costs net of related depreciation	45	(f)	(633)	(672)	(86)
Capitalization of interest net of related amortization	45	(g)	231	222	28
Capitalized net foreign exchange differences	45	(g)	(47)	(30)	(4)
Derivative financial instruments	45	(i)	(711)	6	1
Lease obligations	45	(j)	(13,041)	(13,194)	(1,702)
Lease deposits and loan receivable	45	(j)	13,041	13,194	1,702
Reversal of provision for the estimated losses arising from the early termination of lease out and lease back transaction and loan to VIE	45	(k)	—	82	11
Realised loss of VIE for the year	45	(k)	—	(18)	(2)
Accumulated other comprehensive loss of VIE	45	(k)	—	(7)	(1)
Cumulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	45	(k)	—	(39)	(5)
Deferred tax liabilities			(34)	(118)	(15)

Consolidated shareholder’s equity in accordance with US GAAP (2004 as restated)			66,118	66,071	8,522

(r) Classification of items in the consolidated income statement

Under HK GAAP, depreciation charges of HK$730 million, HK$1,569 million and HK$2,140 million (US$276 million) for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively are excluded from the operating costs and are separately presented in the consolidated income statement.

Under US GAAP, depreciation charges are included as a component of operating costs.

(s) Recently issued accounting standards of the United States

Accounting Changes and Error Corrections (SFAS No. 154)

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group adopted this standard in 2005.

KOWLOON-CANTON RAILWAY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS – (Continued)

December 31, 2003, 2004, 2005

45 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)

Consolidation of Variable Interest Entities (FIN 46)

In January 2003, FASB issued FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) and in December 2003, issued a revision to FIN 46 (“FIN 46R”) which supersedes FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when an entity should consolidate the financial results of another entity. FIN 46R requires “variable interest entities” (“VIE”) as defined therein to be consolidated by an entity if that entity is obligated to bear a majority of expected losses of the VIE or is entitled to receive a majority of expected residual returns of the VIE, or both. The entity that is required to consolidate a VIE is referred to as the VIE’s primary beneficiary. The interpretation also requires certain disclosures about VIEs that an entity is not required to consolidate, but in which it has a significant variable interest.

We are required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied in the financial statements for the period beginning January 1, 2005. For VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non-controlling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE.

Neither KCRC nor any of its subsidiaries (together, the “Group”) has any variable interests in VIEs created after December 31, 2003. However, we consider that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be classified as a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from the overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realization of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, the Group is required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ended December 31, 2005.

Accounting for Conditional Asset Retirement Obligations (FASB Interpretation No. 47)

In March 2005, FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143 (Accounting for Asset Retirement Obligations), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement may be conditional on a future event. Accordingly, the entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.

Regarding the land vested by the Government, when the land is divested or any interest or other right in respect of land is extinguished, the expenses for discharging all encumbrances, settling all relevant fees, costs and charges which may be levied in respect of such divesting or extinguishing, and reinstating the land to its former condition cannot be reasonably estimated as we do not have sufficient information to estimate the fair value of the asset retirement obligation in lack of specific settlement date or range of potential settlement dates for computation of the present value of the obligation. Under the circumstances, we are not required to provide for a liability probably incurred at the time of the asset retirement.