Form 20-F
period 2006-12-31
KOWLOON CANTON RAILWAY CORP
filed 2007-05-31
CIK 1108330

As filed with the Securities and Exchange Commission on May 31, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
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
As of December 31, 2006
391,200 shares outstanding
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐      No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐      No ☑
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
Large accelerated filer ☐           Accelerated Filer ☐           Non accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
     Item 17 ☑      Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐      No ☑

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
EXCHANGE RATE INFORMATION
     We publish our financial statements in Hong Kong dollars. In this Annual Report, references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong, and references to “U.S. dollars” or “US$” are to the currency of the United States. This Annual Report contains translations of Hong Kong dollar amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at HK$7.7771 = US$1.00, which was the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. See “Item 3. Key Information––Selected Financial Data––Exchange Rate Information” for historical information regarding this noon buying rate. You should not construe these translations as representations that the Hong Kong dollar amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the indicated or at any other rates.
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
     These assumptions involve risks and uncertainties, which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that may cause results to differ from expectations include, for example:
•	the proposed merger of operations between us and MTR Corporation Limited (“MTRCL”) following, among other things, the approval by the Legislative Council of Hong Kong (the “LegCo”) and the minority shareholders of MTRCL;

•	the general political, social, public health and economic conditions in Hong Kong and elsewhere in Asia;

•	population growth and demographic movement of population in Hong Kong;

•	the terms on which we finance our working capital and capital expenditure requirements;

•	accidents and natural disasters;

•	our ability to complete our rail network expansion and upgrade projects on time and within budget;

•	cost of equipment that we import as part of our rail network expansion and upgrade;

•	competition from alternative modes of transportation, such as buses, tour coaches, taxis, private cars, trucks, ferries, ocean going vessels and airplanes;

•	our ability to implement increases in fares or service charges;

•	the decision of the Government on the award of new railway projects;

•	our relationship with railway authorities in mainland China;

•	the level of cross-boundary economic activities;

•	regulatory, construction and other problems in completing our property developments; and

•	the level of prevailing interest and foreign exchange rates.
     We do not expect to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
3.A    Selected Financial Data
     You should read the selected consolidated financial and operating data below together with our audited consolidated financial statements, including the accompanying notes, included in this Annual Report and “Item 5. Operating and Financial Review and Prospects.” The information under the headings “Consolidated Income Statement Data” for each of the three years ended December 31, 2004, 2005 and 2006 and “Consolidated Balance Sheet Data” as of December 31, 2005 and 2006 are extracted without adjustment from our audited consolidated financial statements, including the accompanying notes, which are included in this Annual Report beginning on page F-1. We derived the information under the headings “Consolidated Income Statement Data” for each of the two years ended December 31, 2002 and 2003 and “Consolidated Balance Sheet Data” as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are not included in this Annual Report. The information under the headings “Other Consolidated Financial Data” and “Railway Operation Data” below has been derived without material adjustment from our unaudited operating records and our audited consolidated financial statements. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in Hong Kong (“HK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). See Note 44 to our audited consolidated financial statements for information relating to the nature and effect of such differences.

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except share data)
Consolidated Income Statement Data:
HK GAAP:
Revenue	4,830	4,426	4,976	5,383	5,622	723
Operating costs before depreciation and amortization	(2,171)	(2,129)	(2,804)	(3,027)	(3,042)	(391)

Operating profit before depreciation and amortization	2,659	2,297	2,172	2,356	2,580	332
Depreciation and amortization	(725)	(748)	(1,681)	(2,258)	(2,288)	(294)

Operating profit after depreciation and amortization	1,934	1,549	491	98	292	38
Interest and finance income	744	485	444	525	499	64
Interest and finance expenses	(126)	(132)	(485)	(823)	(815)	(105)
Profit from property development	94	—	—	—	427	55
Share of profit of associate	16	7	15	15	27	3

Profit/(loss) before unrealized gains/losses	2,662	1,909	465	(185)	430	55
Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	—	—	—	400	(198)	(25)
Net valuation gains/(losses) on investment properties	(42)	(17)	148	171	99	13

Profit before taxation	2,620	1,892	613	386	331	43

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except share data)
Income tax	(445)	(527)	(100)	(69)	(53)	(7)

Profit after taxation	2,175	1,365	513	317	278	36

Dividend	620	620	172	—	82	11

Earnings per share(1) — Basic	5,560	3,489	1,311	810	711	91
Dividend per share	1,585	1,585	440	—	210	27

US GAAP:
Depreciation	737	774	1,905	2,398	2,430	312
Operating profit/(loss) before net interest and finance income/expenses and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	1,796	1,389	221	(16)	70	9
Net interest and finance income/(expenses) and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	1,640	437	(556)	117	(552)	(71)
Operating profit/(loss) after net interest and finance income/expenses and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings	3,436	1,826	(335)	101	(482)	(62)
Profit from property development	21	—	—	25	280	36
Profit/(loss) before taxation	3,473	1,834	(319)	144	(175)	(23)
Net income/(loss)	2,989	1,321	(246)	111	(149)	(19)
Earnings/(losses) per share(1)	7,641	3,377	(629)	284	(381)	(49)

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except share data)
Consolidated Balance Sheet Data:
HK GAAP:
Working capital(2)	1,397	(748)	(2,294)	(1,387)	(1,633)	(210)
Total assets(3)	86,108	89,204	91,386	89,752	87,975	11,312
Fixed assets (including interest in leasehold land held for own use under operating leases)	14,051	51,857	67,746	66,943	65,400	8,409
Long-term obligations(3) (4)	17,753	20,771	20,465	20,519	19,752	2,540
Shareholder’s funds	59,490	60,184	60,062	59,653	59,933	7,706
Issued and outstanding shares	391,200	391,200	391,200	391,200	391,200	—

US GAAP:
Total assets(3)	102,915	109,306	111,510	109,413	105,876	13,614
Fixed assets (including interest in leasehold land held for own use under operating leases)	13,449	56,412	72,724	71,586	69,774	8,972
Long-term obligations(3) (4)	27,382	33,841	34,499	33,707	31,286	4,023
Shareholder’s equity	66,442	67,006	66,118	66,071	65,925	8,477

	Year Ended December 31,
	2002	2003	2004	2005	2006	2006(10)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except share data)
Other Consolidated Financial Data:
HK GAAP:
Capital expenditure(5)	12,308	11,122	9,025	3,835	3,317	427
Revenue per employee	1.222	0.950	0.994	1.050	1.058	0.136
Total debt(6)	17,753	20,013	19,748	19,474	19,212	2,470
Debt/equity ratio(6)	1:3.4	1:3.0	1:3.0	1:3.1	1:3.1	1:3.1

	Year Ended December 31,
	2002	2003	2004		2005		2006		2006(10)
	HK$	HK$	HK$		HK$		HK$		US$
	(in millions, except share data)
Net cash inflow from operating activities	2,500	1,870	1,932		2,747		4,168		536

US GAAP:
Net cash provided by operating activities	3,087	1,333	2,015		2,008		2,919		375

Railway Operation Data:
Route kilometers (km):
East Rail(7)	34	34	46.5		46.5		46.5		—
Light Rail	31.75	36.2	36.2		36.2		36.2		—
West Rail	—	30.5	30.5		30.5		30.5		—
Total number of passengers (in millions):
East Rail(7)	296	278	292		325		335		—
Light Rail	114	106	132		136		136		—
West Rail	—	1	48		65		73		—
Railway operating profit/(loss) per passenger carried:(8)
East Rail(7)	5.56	4.74	—	(9)	—	(9)	—	(9)	—	(9)
Light Rail	(1.00)	(0.88)	—	(9)	—	(9)	—	(9)	—	(9)
West Rail	—	—	—	(9)	—	(9)	—	(9)	—	(9)

(1)	See the table below for details of the computation of earnings per share.

(2)	Working capital is defined as the sum of stores and spares, interest and other receivables, and cash and cash equivalents, minus the sum of interest and other payables, accrued charges and provisions for capital projects.

(3)	Total assets and long-term obligations under US GAAP are derived from the corresponding amounts under HK GAAP, adjusted by the relevant items specified in Note 44 to our audited consolidated financial statements. Total assets and long-term obligations under US GAAP include defeased lease deposits and lease payment commitments in respect of certain lease out and lease back arrangements not recognized under HK GAAP. See Note 44(j) to our audited consolidated financial statements.

(4)	Under HK GAAP, long-term obligations include interest-bearing borrowings, derivative financial liabilities and lease payment commitments arising from certain lease out and lease back arrangements, which meet the definition of a liability and are recognized as obligations in the balance sheet. See Note 2(ac) to our audited consolidated financial statements.

(5)	The capital expenditure figures are presented on an accruals basis and a detailed breakdown of capital expenditure for 2004, 2005 and 2006 is shown in the last table under Capital Commitments in Item 5.B.

(6)	Total debt under HK GAAP represents interest-bearing borrowings.

(7)	The data excludes through train operations. From 2004 onwards, route kilometers and passenger figures include the Tsim Sha Tsui Extension and the Ma On Shan Rail, which commenced operations on October 24, 2004 and December 21, 2004, respectively.

(8)	The railway operating profit/(loss) per passenger carried as calculated for 2002 and 2003 include depreciation but exclude net interest and finance income/expenses. The cost of feeder bus services is included in the operating costs of the East Rail and the Light Rail. Furthermore, fare revenues, rather than total divisional revenues of both the East Rail and the Light Rail, were used for calculating the operating profit/(loss) for consistency.

(9)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management structure, a transport services segment has been created in place of individual segments comprising the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of our operating costs have been incurred indivisibly for the various railway services segments. Since 2004, separate profit/(loss) figures for individual business segments have not been available.

(10)	Solely for your convenience, we have translated certain Hong Kong dollar amounts into U.S. dollar amounts at the rate of HK$7.7771 = US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006. These translations should not be construed as representations that the Hong Kong dollar amounts could have been, or could be, converted into U.S. dollar amounts at the rate or at any other certain rate on December 29, 2006, or at any other date. The U.S. dollar amounts under “Consolidated Income Statement Data” and “Consolidated Balance Sheet Data” are rounded to the nearest million.

Computation of Earnings per Share:

	2002		2003		2004		2005		2006		2006
Weighted average number of ordinary shares		391,200		391,200		391,200		391,200		391,200

HK GAAP:
Profit after taxation (HK$ million)		2,175		1,365		513		317		278		36
Earnings per share — Basic	HK$	5,560	HK$	3,489	HK$	1,311	HK$	810	HK$	711	US$	91

US GAAP:
Profit/(loss) after taxation (HK$ million)		2,989		1,321		(246)		111		(149)		(19)
Earnings/(losses) per share — Basic	HK$	7,641	HK$	3,377	HK$	(629)	HK$	284	HK$	(381)	US$	(49)
Exchange Rate Information
     The table below sets forth, for the periods indicated, the average, high, low and period-end noon buying rate between the Hong Kong dollar and the U.S. dollar.
     On May 29, 2007, the noon buying rate for the Hong Kong dollar was HK$7.8194 = US$1.00.

	Noon Buying Rate
	Average (1)	High	Low	Period-End
Year
2002	7.7996	7.8080	7.7970	7.7988
2003	7.7864	7.8001	7.7640	7.7640
2004	7.7899	7.8010	7.7632	7.7723
2005	7.7755	7.7999	7.7514	7.7533
2006	7.7681	7.7928	7.7506	7.7771

Months
2006
November		7.7864	7.7751	7.7779
December		7.7787	7.7665	7.7771
2007
January		7.8112	7.7797	7.8078
February		7.8141	7.8041	7.8119
March		7.8177	7.8093	7.8137
April		7.8212	7.8095	7.8212
May (May 1 to May 29)		7.8236	7.8116	7.8194

(1)	Represents the average of the noon buying rates on the last business day of each month during the relevant year.
3.B            Capitalization and Indebtedness
                  Not applicable.
3.C            Reasons for the Offer and Use of Proceeds
                  Not applicable.
3.D            Risk Factors
Risks Relating to Our Business
We generate revenues primarily from fares paid by Hong Kong residents and commercial activities within Hong Kong, including property-related revenues; increase in our operating costs due to inflation or adverse developments in Hong Kong’s social, public health and economic conditions could reduce these revenues and hurt our business and operating results.

     Most of our revenues are derived from our business activities in Hong Kong, which are directly affected by the performance of Hong Kong’s economy. Hong Kong’s economy is in turn affected, directly and indirectly, by the performance of the economies of mainland China and neighboring Asian countries. As a result, adverse economic developments in Hong Kong or elsewhere in the Asian region could result in fewer passengers on our railway or reduced rentals and other ancillary revenues, which could have a material adverse effect on our financial condition and results of operations.
     We have not raised fares for nine years in a row, initially due to poor economic conditions between 1997 and 2004, and subsequently due to public and social pressures. Further, we face increasing costs due to various factors, including inflation, particularly in areas such as wages increases and raised fuel prices. We cannot assure you that such increased costs will not have an adverse effect on our ability to make payments on our capital expenditure and debt obligations in a timely manner.
Our fare revenues depend, in part, on fare levels, and the Government has the ultimate authority to change our fares; our inability or a reduction in our ability to raise fares to cover future operating costs could adversely affect our financial performance.
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
     The construction of large infrastructure projects such as the Lok Ma Chau Spur Line, which was substantially completed as of May 2007, and the Kowloon Southern Link, which is currently under construction, involves many potential risks, including land acquisition problems, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases and claims, any of which could give rise to delays or cost overruns. Although we have significant experience in the design and construction of railway projects, there can be no assurance that the construction of such projects, including the Lok Ma Chau Spur Line and the Kowloon Southern Link, will be completed within budget and according to the planned completion schedule, or that they will have the scope initially awarded. Furthermore, the economic viability of these capital-intensive transportation projects will depend on the achievement of projections for ridership levels and fares, which in turn may be affected by macro-economic factors such as population growth and changes in demographic and economic conditions. Our projections relating to population growth have not always proven accurate and we may construct new railway lines in areas where actual passenger demand does not eventually measure up to our projected estimated passenger demand. Further, as a result of the continuing construction of new roads such as the Hong Kong-Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan, the capacity of the new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link may not be taken up by passenger growth for some time, which may adversely affect the projected estimated passenger demand for our services. As such, we cannot yet ascertain what, if any, financial impact would be as a result of such projects on us.

We face competition from other transport providers. The increase in their market shares might adversely affect our revenue growth. Hence, this might inhibit our ability to raise fares or set fare levels that will adequately cover our costs if we do not want to lose market share.
     Although we are the only rail operator providing passenger and freight rail services between Hong Kong and mainland China, our passenger and freight services face competition from other transport providers, primarily operators of road and sea transport. Both the lower capital costs and market entry costs of our competitors might allow them to offer transportation services at lower prices and higher frequencies. We might be unable to raise our fares if our competitors do not increase their fares.
     The completion in 2005 of major improvements at the Lok Ma Chau and Sha Tau Kok road crossing points intensified the competition from cross-boundary coach services. In addition, there is a demographic shift towards the western part of Shenzhen, which is not directly served by our railway lines. Accordingly, our share of the cross-boundary land travel market fell from 63.1% in 2005 to 61.5% in 2006 and our cross-boundary patronage only increased by approximately 2.3% from 2005, despite the overall cross-boundary market having grown approximately 4.8% from 2005 to 2006. As our profits depend heavily on our cross-boundary passenger service, the increase in the market share of our competitors has adversely affected our revenue growth and profitability. The increase in competition from cross-boundary coach services and growth in private vehicle traffic will adversely affect our revenues in the future. In light of this competitive market situation, we might be unable to raise fares without further adversely affecting our market share of the cross-boundary market.
     Competition from road-based modes of transport within Hong Kong is also expected to increase further due to the continuing construction of new roads such as the Hong Kong-Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan. The capacity of the new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link may not be taken up by passenger growth for some time. In the absence of fare increases, and in light of low growth levels, we are under great pressure to generate revenue from our existing customer base. As a result, we rely on the success of our marketing strategies and fare incentive schemes to encourage additional ridership.
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
     Our railway system may be subject to unforeseen technological problems, which may in turn lead to delays. We experienced 57 delays of eight minutes or more during 2006, which was a reduction from the 93 reported delays in 2005. The most significant delays of the East Rail occurred on August 3, 2006 and September 9, 2006, resulting in service delays of 57 minutes and 56 minutes respectively. The two incidents were due to overhead line malfunctions. The most significant delays of the West Rail occurred on February 7, 2006 and May 21, 2006, resulting in service delays of 73 minutes and 77 minutes respectively. The two incidents were caused by signal failures. While there have been no public requests for additional regulation of our services to date, we cannot assure you that the reporting of service delays will not have an adverse impact on the public’s perception of our railways’ reliability and negatively affect our ridership.

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
     On December 21, 2005, a train servicer found that an underframe compressor mounted underneath a train that was currently in operation appeared to be loose. This occurred because of the formation of cracks in the welds of brackets holding the compressor to the train. During the examination that followed the incident, more cracks were discovered in the underframe equipment mountings of the same type of train cars. Our investigation eventually revealed that the cracks resulted from a combination of excessive vertical vibrations and welding imperfections in some of the underframe mounting brackets. To ensure these circumstances do not recur, we started replacing the affected sections of rail, improving the train cars’ suspension system to dampen vibrations and strengthening the brackets holding components to the underframe of our trains. We have also installed a newly developed monitoring equipment on the tracks. All these remedial measures are targeted for completion by September 2007. However, there can be no assurance that these efforts will mitigate the likelihood of a repeat incident in future.
     HK$73 million was incurred in 2006 for these improvements and repairs and the total estimated expenditure is expected to be approximately HK$217 million. While the total anticipated cost of implementing such improvements across our rail network is currently an estimate, we cannot assure you that the actual costs to be incurred would be within such estimate, or that the incurrence of such costs will not have an adverse impact on our business, financial condition and results of operations.
     On February 14, 2007, a potential transformer installed on top of a train carriage short-circuited and caused fire and heavy smoke while the train was in the Tai Lam Tunnel heading towards Tsuen Wan. The function of the potential transformer was to check whether electricity was supplied to the train. After the potential transformer short-circuit, the electricity supply to the train was automatically cut off to ensure safety of our passengers and the train. Approximately 1,000 passengers were affected and evacuated safely, with a dozen passengers being taken to the hospital for examination. We investigated the cause of the short circuit and a detailed report was submitted to the Hong Kong Railway Inspectorate at the end of April 2007. The incident was caused by a combination of a hidden insulation flaw of the transformer and a lightning that triggered a power surge. A number of remedial measures will be implemented, including the replacement of the transformers with a new oil-free and explosion-proof type by the manufacturer of the transformer at its own expense. We expect to complete the replacement by 2008. We cannot assure you that similar incidents would not occur in future. Accidents can undermine passenger confidence in the safety of our rail network, which could negatively affect our ridership and in turn adversely affect our operations across our entire business.
We are regulated by the Government, which could modify the scope of our activities or impose obligations on us or our customers, which could reduce revenues, increase costs or otherwise change our business from its current scope.
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

     We are in the process of expanding our rail network. In 2005, we began incurring capital expenditure on the Kowloon Southern Link, the total project cost of which is currently estimated to be HK$9.1 billion. The details of the capital expenditure related to the Kowloon Southern Link, however, are not final and will be subject to change. The size of the planned expansion projects, the level of capital expenditure required and the green field nature of some of the routes will increase the risk to our business and financial operations. We expect to finance the projects from internal resources and new debt. We anticipate that we will need to increase our borrowings to meet the project costs for the construction of the Kowloon Southern Link. We have in the past incurred, and may in the future incur, operating losses. Our actual expenditure in connection with the projects may exceed our planned expenditure due to a number of factors, including the following:
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
     We cannot assure you that additional financing will be available on satisfactory terms, if at all. If adequate funds are not available on satisfactory terms, we may be forced to curtail our project expansion plans or delay project completion dates, which could result in our inability to achieve projected revenues and limit the growth of our operations. We expect our debt level to peak between 2010 and 2013, when HK$13.3 billion of our borrowings are projected to mature and when new railway construction will still be in progress.
Because we are undertaking certain U.S. dollar denominated capital expenditure for our expansion and expect to finance a portion of the cost in U.S. dollars, any devaluation of the Hong Kong dollar would increase costs associated with our capital expansion or our Hong Kong dollar cost to repay our indebtedness.
     On May 18, 2005, the Hong Kong Monetary Authority adjusted the Hong Kong dollar currency peg by effectively putting the Hong Kong dollar into a fixed trading band of HK$7.75 to HK$7.85 to US$1.00. Previously, the Hong Kong dollar was linked to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00 since October 17, 1983. We cannot assure you that the Government will not make further adjustments to the currency peg or maintain the link between the Hong Kong dollar and the U.S. dollar within the current trading band or at all. Any devaluation of the Hong Kong dollar would increase the Hong Kong dollar cost of our future capital expenditure, including purchases of equipment, denominated in U.S. dollars or other foreign currencies. In addition, the Hong Kong dollar cost of our current and future liabilities denominated in U.S. dollars or other foreign currencies would increase. Since substantially all our revenues are denominated in Hong Kong dollars, any devaluation of the Hong Kong dollar may increase capital costs and related depreciation costs and increase Hong Kong dollar interest expenses on indebtedness in U.S. dollars, thereby reducing our net income, and making it more difficult to repay principal on our U.S. dollar-denominated debt obligations in a timely manner. For more detail, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings” and “Item 11. Quantitative and Qualitative Disclosures About Market Risks.”

Because we are owned by the Government and substantially all of our revenues are derived from operations in Hong Kong, changes in Hong Kong’s political situation may affect the manner in which our business is conducted as well as business confidence and economic conditions in Hong Kong, which could affect our business.
     From July 1, 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the People’s Republic of China. The basic policies of China regarding Hong Kong are embodied in the Basic Law of the Hong Kong Special Administrative Region, which was adopted by the National People’s Congress of the People’s Republic of China on April 4, 1990 and came into effect on July 1, 1997. Although the Basic Law provides that Hong Kong will have a high degree of legislative, legal and economic autonomy, there can be no assurance that China will not exercise, directly or indirectly, increased sovereignty over Hong Kong. In 2004, China issued a conclusive interpretation of the procedural requirements under the Basic Law on the electoral reform process, and in 2005, China issued a conclusive interpretation on the Basic Law on the procedures governing the tenure of the Chief Executive returned in a mid-term election. No interpretation was issued by China in 2006. There can be no assurance, however, that China will not issue further binding interpretations on the Basic Law that may or may not affect Hong Kong’s autonomy of political and economic control. In that event, the political and economic climate in Hong Kong may be adversely affected or our operations may be changed, which could adversely affect our financial condition and results of operations.
Risks Relating to the Rail Merger
The Government has entered into a non-binding memorandum of understanding with MTRCL setting out the terms of a proposed merger of our rail operations and sale to MTRCL of certain rail-related assets and property interests. The proposed merger of our rail operations would result in substantially all our revenues being derived from payments from MTRCL.
     On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed a non-binding memorandum of understanding (the “MOU”) with MTRCL, providing for a proposed long term service concession of our rail and bus operations and the sale of certain rail-related assets and property interests to MTRCL. These arrangements have been commonly described as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms for the implementation of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the LegCo. The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail system and would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses through a service concession for a period of 50 years, which may be extended (the “Service Concession Period”).
     MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of the service concession, MTRCL would also make a variable annual payment to us based on revenue generated from the operation of our rail network during each financial year. MTRCL has also agreed to make a HK$7.79 billion payment to us for certain property interests.
     Following the proposed Rail Merger, MTRCL generally would not assume responsibility for our existing financial obligations and contingent liabilities. We would continue to be responsible for our financial obligations and contingent liabilities, including the Notes.

     The Rail Merger is subject to, among other things: (1) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (2) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (3) the approval of the minority shareholders of MTRCL. The Rail Merger may also require us to seek modifications, amendments and/or waivers of certain provisions of our outstanding debt agreements. The LegCo is in the process of scrutinizing the Rail Merger Bill and all parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur at all. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.
     The accounting effects of the Rail Merger may give rise to extraordinary charges and asset write downs. Such effects have not yet been fully determined. The charges or write downs could be material and adversely affect our ability to obtain future financing. We expect the charges or write downs, if any, to be limited to non-cash accounting items.
Following the Rail Merger, we would effectively cease our commercial operations and the cash flow required to service our debt and fund our capital expenditure requirements would be substantially dependent on payments from MTRCL, interest earned on our investments and borrowings under our long-term credit facilities or short-term money market facilities. We expect to seek alternative financing to repay or refinance our debt as it matures. We cannot assure you that such refinancing will be readily available or on attractive or historically comparable terms or that the cost of such refinancing will not have a material adverse effect on our business or results of operations.
     Pursuant to the MOU, we would retain legal ownership of our rail system and would grant a full service concession for 50 years to MTRCL, who would be responsible for operating and managing our existing and new railway lines and other rail-related businesses. During the Service Concession Period, we would effectively cease our commercial operations and our income and cash flow would be substantially dependent on payments from MTRCL. MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of such service concession, MTRCL would also pay us a percentage ranging from 10% to 35% of the revenues exceeding HK$2.5 billion generated from the operation of our rail network during each financial year. MTRCL has also agreed to pay us HK$7.79 billion to buy property interests from us comprising property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties. We would continue to be responsible for funding all capital expenditure requirements for the Lok Ma Chau Spur Line and the Kowloon Southern Link. Upon completion, the operation of these lines would be subject to the terms of the service concession. Following the proposed Rail Merger, MTRCL generally would not assume responsibility for our existing financial obligations and contingent liabilities. We would continue to be responsible for our financial obligations and contingent liabilities.
     At the end of 2006, we had total interest-bearing borrowings of HK$19,212 million. Our interest payments in 2006 amounted to HK$1,388 million. Following the Rail Merger, we expect to service the interest payments each year through a combination of the fixed rental payments from MTRCL (HK$750 million per annum), the interest earned on our investments (including the interests arising from the upfront payments of HK$12.04 billion to be received from MTRCL) and the upfront payments of HK$12.04 billion. In addition, we believe our current long-term credit facilities, with an availability of HK$8,000 million, and our short-term money market facilities, with an availability of HK$1,342 million, will be sufficient to meet our regular payment obligations.

     From 2008 to 2010, certain of our long-term debt (HK$15.9 billion) becomes due while we would still be receiving the annual fixed rental payments from MTRCL, but not any percentage of revenue generated from the operation of our rail network during each financial year. We expect to repay or refinance this debt through the use of the upfront payments of HK$12.04 billion received from MTRCL and through alternative financing. We cannot assure you that such refinancing will be readily available or on attractive or historically comparable terms or that the cost of such refinancing will not have a material adverse effect on our business or results of operations.
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
ITEM 4. INFORMATION ON THE CORPORATION
4.A History and Development of the Corporation
     Our legal and commercial name is the Kowloon-Canton Railway Corporation. We are a statutory corporation, wholly-owned by the Government. We were established in Hong Kong by the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong) (the “KCRC Ordinance”) on December 24, 1982. We operate, extend and improve railways in Hong Kong.
     We were incorporated to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed a Light Rail system in the northwestern New Territories and, in 1988, started to operate the Light Rail system (the “Light Rail”). In December 2003, we commenced operations of the West Rail, which links suburban areas along the northwestern New Territories to the Kowloon urban area (the “West Rail”). In October 2004, we opened the Tsim Sha Tsui Extension, which extends the East Rail from Hung Hom to East Tsim Sha Tsui and provides an additional interchange with the Mass Transit Railway (the “Tsim Sha Tsui Extension”). In December 2004, we opened the Ma On Shan Rail, which extends the East Rail service to Ma On Shan (the “Ma On Shan Rail’). The construction work on the Lok Ma Chau Spur Line was substantially completed as of May 2007 and is scheduled to commence passenger service by mid-2007.
     The Kowloon Southern Link, which is a natural extension of our existing West Rail line and will join the West Rail with the East Rail at Hung Hom (the “Kowloon Southern Link”), is currently under construction. Civil construction commenced in 2006 and the Kowloon Southern Link is expected to be completed in 2009. After the Kowloon Southern Link goes into service, passengers will enjoy convenient rail access from the northwestern New Territories to the heart of Kowloon and from there to any point along the East Rail. We expect to incur capital expenditure of HK$9.1 billion in respect of the Kowloon Southern Link project. The Kowloon Southern Link, when completed, will enable us to connect urban Kowloon and the New Territories within a comprehensive railway network.
     In February 2006, the Government invited us to proceed with further planning for the implementation of the Northern Link and the Hong Kong section of the Guangzhou – Shenzhen – Hong Kong Express Rail Link (the “Express Rail Link”) as a combined project. The Northern Link section would extend our rail network from the West Rail Kam Sheung Road Station to Lok Ma Chau, and would provide a cross-boundary link for the West Rail (the “Northern Link’). By joining the northern sections of the West Rail and the East Rail, it would also create a new railway corridor between the northeastern and the northwestern New Territories.

The Express Rail Link would originate from a new terminus at West Kowloon. Various alignment options are being considered to link this terminus with a cross-boundary tunnel that would connect to the mainland China section of the Express Rail Link at the boundary at Huanggang. When completed, the Express Rail Link would become part of the national express rail network linking the mainland China rail hubs at Longhua in Shenzhen and Shibi in Guangzhou. Consultants have been engaged to carry out engineering, operational, business and financial studies. These studies will be completed by mid-2007.
     In 2004, we submitted a proposal for the Shatin to Central Link project to the Government, which would extend the KCRC network to Hong Kong Island (the “Shatin to Central Link”). The Shatin to Central Link contemplates the extension of the East Rail across Victoria Harbour to Hong Kong Island, and the extension of the Ma On Shan Rail to the West Rail via East Kowloon. Adjustments were subsequently made to incorporate extensions to Southeast Kowloon and Wanchai. We addressed all the comments of the Government in the proposal and are awaiting the Government’s decision.
     On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed the MOU with MTRCL, providing for a proposed long term service concession of our rail and bus operations (the “Service Concession”) and the sale of certain rail-related assets and property interests to MTRCL. These arrangements have been commonly described as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the LegCo. The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006.
     Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail and bus system and would grant to MTRCL the right to manage our existing railway and bus lines and other rail-related businesses under the Service Concession for a period of 50 years, which may be extended. During the Service Concession Period, MTRCL would be responsible for the daily operations and maintenance of the transport operations and would fund all related operating capital expenditure, including the improvement and replacement of our railway network assets. MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million, as well as a variable annual payment based on revenue generated from the operation of our rail network during each financial year. The variable payments would be computed as 10% of revenue between HK$2.5 billion and HK$5 billion; 15% of revenue between HK$5 billion and HK$7.5 billion; and 35% of revenue beyond HK$7.5 billion. No variable payment would be made for the first 36 months following the effectiveness of the Rail Merger. MTRCL would pay us HK$7.79 billion for the property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties. We would continue to retain legal title to substantially all our rail and rail-related assets subject to the Service Concession. The operation of the businesses subject to the Service Concession would revert to us upon expiration or termination of the Service Concession Period.
     Under the terms of the Rail Merger, all of our serving staff would be employed by MTRCL on their prevailing terms and conditions upon the effective date of the Rail Merger. The Rail Merger Bill sets out specific provisions for the transfer of the employment contracts of all our serving staff with continuity of their prevailing retirement benefits. The salary protection principles and major terms and conditions of employment for MTRCL have been announced. The guiding principle adopted in the development of these employment terms and conditions is to seek alignment of the terms of MTRCL and KCRC as far as possible, so as to realize the vision of “One Company, One Team”. MTRCL and KCRC have taken the interests of staff as a major consideration throughout the process and worked to minimize impact on the staff, while enabling MTRCL to remain competitive in the marketplace.

     Following the Rail Merger, MTRCL generally would not assume responsibility for our existing financial obligations and contingent liabilities. We would continue to be responsible for our financial obligations and contingent liabilities, including the Notes.
     The Rail Merger is subject to, among other things: (1) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (2) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (3) the approval of the minority shareholders of MTRCL. The Rail Merger may also require us to seek modifications, amendments and/or waivers of certain provisions of our outstanding debt agreements. The LegCo is in the process of scrutinizing the Rail Merger Bill and all parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur at all. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.
     The KCRC Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled us to construct and operate the Light Rail system. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board. Pursuant to the Rail Merger Bill, the KCRC Ordinance would be amended to empower us to enter into and grant the Service Concession to MTRCL and implement the terms of the Rail Merger. The proposed amendments to the KCRC Ordinance include provisions to clarify that, during the Service Concession Period, we would not exercise our powers under the KCRC Ordinance to operate railway and bus services nor to construct new railways in a manner which is inconsistent with the powers granted to MTRCL as a consequence of the Rail Merger, and that we would not be required to appoint a Chief Executive Officer during the Service Concession Period, among others.
     Our principal executive office is located at KCRC House, 9 Lok King Street, Fo Tin, Shatin, New Territories, Hong Kong, telephone (852) 2688-1333, facsimile (852) 2688-0185. Our authorized agent in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th Floor, New York, New York 10011. Our website is www.kcrc.com. The information on our website is not a part of and is not incorporated by reference into this Annual Report.
Business Development
     We have continued to expand our rail operations in recent years through the opening of the West Rail in December 2003 as well as the Tsim Sha Tsui Extension and the Ma On Shan Rail in 2004. We have substantially completed the construction of the Lok Ma Chau Spur Line for opening in mid-2007. Civil construction for the Kowloon Southern Link commenced in 2006 and the construction of the Kowloon Southern Link is expected to be completed in 2009. Our share of Hong Kong’s entire public transport market increased from 13.6% in 2005 to 13.9% in 2006.
     Transport revenue increased by 2.9% to HK$4,746 million during the year, compared with HK$4,612 million in 2005, mainly because of the growth of the domestic and cross-boundary markets, including the continuous build up in patronage on the Tsim Sha Tsui Extension, the Ma On Shan Rail and the West Rail. Despite this, we still face increased competition from cross-boundary coach services. We expect to continue to devote a large percentage of our efforts in the near future to programs and strategies to increase our ridership, expand our rail network and monitor current project development. We expect that new property developments and related commercial and property management activities along the West Rail and the Ma On Shan Rail may further improve our ridership and in turn our operating results. These new activities present both opportunities and potential risks to us, and we expect substantial changes from our historical operating results as a result of our business expansion and increased competition.

We expect that our revenue mix will change with the addition of new services, and our results of operations will reflect the higher depreciation, interest and operating expenses associated with operating the new railway systems. If the proposed Rail Merger with MTRCL proceeds, our revenue mix will fundamentally change as we will no longer receive all of the income generated by our transport services. Instead, we will receive an upfront payment of HK$4.25 billion, a fixed annual rental payment of HK$750 million from MTRCL and commencing from the fourth year of the Service Concession, in respect of revenues exceeding HK$2.5 billion generated from the operation of our rail network during each financial year, a percentage ranging from 10% to 35% under a revenue sharing arrangement. The proposed Rail Merger between MTRCL and us will result in substantial changes to our results of operations.
Capital Expenditure
     We incurred capital expenditure totaling HK$3,317 million in 2006, of which HK$1,134 million was incurred for the construction of the Lok Ma Chau Spur Line and the outstanding works of the Tsim Sha Tsui Extension and the Ma On Shan Rail. A further HK$1,620 million was spent on the new railway projects, including the Kowloon Southern Link, the Northern Link and the Express Rail Link. The remainder was spent on investments to prepare for the replacement of aged assets and safety and environmental improvements.
     Our capital expenditure for 2005 and 2004 was HK$3,835 million and HK$9,025 million respectively, which was principally incurred for the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line, the West Rail, the Kowloon Southern Link, the Shatin to Central Link, the purchase of new systems and plant and investments to increase passenger growth in the existing businesses.
     Our capital expenditure for 2007 is estimated at HK$5,009 million, which includes HK$202 million for the West Rail, HK$990 million for the East Rail Extensions, and HK$2,375 million for the Kowloon Southern Link.
4.B Business Overview
     We operate a commuter railway system linking the suburban areas of Hong Kong with the urban areas. Our main lines are the 46.5-kilometer East Rail line (which includes the Tsim Sha Tsui Extension and the Ma On Shan Rail) and the 30.5-kilometer West Rail line.
     Our East Rail line comprises a total of 14 stations from East Tsim Sha Tsui Station, the main terminus in urban Kowloon, to Lo Wu, the terminus on the boundary with mainland China, and a further 8 stations on the Ma On Shan Rail from Tai Wai to Wu Kai Sha. This line carried, on average, approximately 918,000 passenger-trips a day in 2006. It is a mass transit carrier with a peak hour frequency of 2.5 and 3 minutes for the East Rail main line and the Ma On Shan Rail, respectively. We also operate intercity passenger services to and from Guangzhou on our own trains and provide access for other intercity passenger trains running to and from six cities in mainland China, namely Dongguan, Guangzhou, Foshan, Zhaoqing, Beijing and Shanghai. Our West Rail line comprises a total of nine stations from Tuen Mun to Nam Cheong. The West Rail operates up to 18 seven-car trains per hour, with a peak hour frequency of 3.5 minutes. This line carried on average 200,100 passenger-trips a day in 2006. Our Light Rail system serves the northwestern New Territories, by linking up the townships of Tuen Mun, Yuen Long and Tin Shui Wai. The system principally comprises tram-like vehicles that carried, on average, approximately 373,800 passenger-trips a day in 2006. We also carry cargo, primarily textiles, foodstuffs, metals, chemicals and livestock on the East Rail, and have feeder buses in our Light Rail network as well as connecting the East Rail and the West Rail stations to the neighboring areas.
     In 2006, our railway network (including buses) carried a total of 577.3 million passengers, or an average of 1.58 million passengers per day, an increase of 3.3% from 2005.

     We supplement our railway revenues with revenues from property development, ownership and management of investment properties, property management services and other commercial activities ancillary to our railway business, such as shop leasing, advertising and telecommunications.
     Since we are wholly-owned by the Government, our motivation in operating our services differs from private corporations, which would seek to maximize corporate profits. Nevertheless, under the KCRC Ordinance, we are required to operate on prudent commercial principles. Our financial strategy is to generate sufficient revenues from customers to cover operating costs, maintain and improve the quality of plant, equipment and service, repay our debt and earn a reasonable rate of return for the Government. Pursuant to the Rail Merger Bill, certain amendments have been proposed to the KCRC Ordinance in connection with the implementation of the proposed Rail Merger with MTRCL. After the implementation of the proposed Rail Merger with MTRCL, we would essentially be a statutory corporation with minimal staff and would cease to have any railway operating responsibilities. It is envisaged that we would retain certain administrative, accounting and treasury functions with our Managing Board comprising solely of Government officials and with operations supported mainly by outside service providers.
     The following table sets out the revenue and segment result for each of our operating divisions for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
		Segment		Segment		Segment
	Revenue	result(1)	Revenue	result(1)	Revenue	result(1)
	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Passenger Services:
East Rail(2)	3,415	—	3,670	—	3,780	—
West Rail/Light Rail	798	—	890	—	922	—
Freight	68	—	52	—	44	—

Transport Services	4,281	1,869	4,612	2,004	4,746	2,096
Property Services(3)	695	532	771	580	876	699

Total	4,976	2,401	5,383	2,584	5,622	2,795

(1)	Segment result is defined as profit before depreciation and amortization, unallocated corporate expenses and interest and finance income/expenses; and excludes profit from property development and net valuation gains/losses on investment properties.

(2)	Includes the Tsim Sha Tsui Extension and the Ma On Shan Rail, which commenced operations on October 24, 2004 and December 21, 2004 respectively.

(3)	Includes recurrent commercial property ownership and management revenues from the Property Division such as leasing, rental, advertising and estate management, but excludes property development income.
Rail Operations
     East Rail
     The East Rail line is a 46.5-kilometer railway with 22 stations, which includes the Tsim Sha Tsui Extension and the Ma On Shan Rail that opened in 2004. Passenger services on the East Rail main line are provided by 37 electric multiple units of 12 cars each, and services on the Ma On Shan Rail are provided by 18 electric multiple units of 4 cars each. Our punctuality rate on the East Rail main line of 99.82% and ticketing equipment availability rate of 99.92% in 2006 exceeded our internal performance targets and published performance pledges. The Ma On Shan Rail is an 11.4-kilometer railway with 8 stations. Our punctuality rate on this line of 99.94% and ticketing equipment availability rate of 99.93% also exceeded our internal performance targets.

     Overview
     In 2006, our East Rail operations accounted for 67.2% of our total revenue. This represents an increase of 3.0% from HK$3,670 million in 2005 to HK$3,780 million in 2006, mainly due to the growth of the domestic and cross-boundary markets including the continuous build up in patronage on the Tsim Sha Tsui Extension and the Ma On Shan Rail. Domestic passenger ridership in 2006 increased by 3.2% to 677,000 passengers a day, from 656,200 a day in 2005. Average cross-boundary patronage increased to an average of 241,000 passengers a day during 2006, an increase of 2.3% from 2005, although the trend of losing market share to road-based transportation has continued. Our cross-boundary share of the land travel market for 2006 was 61.5%, down from 63.1% in 2005. Our domestic market share for intra-New Territories travel was 37.6% and 47.0% for travel between the New Territories and urban areas, which was 1.4% and 0.4% higher compared with 2005 respectively.
     While positive growth in patronage and revenue was achieved for both our cross-boundary and domestic services in 2006, we note that growth in travel demand for both these markets is growing slower than supply of transport capacity, which is likely to have an adverse effect on our future growth in patronage and revenue. Also, as a result of the continuing construction of new roads such as the Hong Kong-Shenzhen Western Corridor and Route 8 between Shatin and Cheung Sha Wan, the capacity of the new rail projects such as the Lok Ma Chau Spur Line and the Kowloon Southern Link may not be taken up by passenger growth for some time. As a result, we are likely to experience difficulty in maintaining our market share in future, notwithstanding an overall market growth and our continued efforts to increase patronage and improve our service offerings. A prime example in 2006 would be the lower growth in our cross-boundary patronage of 2.3% as opposed to total market growth of 4.8%.
     Tsim Sha Tsui Extension and Ma On Shan Rail
     The Tsim Sha Tsui Extension and the Ma On Shan Rail commenced commercial service on October 24, 2004 and December 21, 2004, respectively. After a satisfactory year of operations and integration with the East Rail network in 2005, patronage continued to build in 2006. For the Ma On Shan Rail, daily usage increased by 17.8%, and the Tsim Sha Tsui Extension by 10.7%. The Ma On Shan Rail’s average daily passenger-trips was 119,800 in 2006.
     Cross-Boundary and Through Train Services
     We are responsible for operating local and cross-boundary passenger services between Hung Hom and Lo Wu on our East Rail line. We also operate through train services to and from Guangzhou on our double deck “Ktt” train (the “Guangzhou-Kowloon Through Trains”) and provide access for other through trains operated by other mainland China railway operators or authorities running to and from six cities in mainland China, namely Dongguan, Guangzhou, Foshan, Zhaoqing, Beijing and Shanghai.
     In 2006, the average daily patronage of through trains was 8,970 passengers, an increase of 5.3% compared to 2005, largely due to the flourishing economy in the Pearl River Delta, which has driven the demand for cross-boundary transport. The average daily number of passengers traveling to Lo Wu and onward to mainland China increased in volume by 2.3% from 235,500 in 2005 to 241,000 in 2006. However, our cross-boundary land travel market share decreased by 1.6% from 63.1% in 2005 to 61.5% in 2006. This decrease in market share is primarily due to the increasing competition from cross-boundary road-based transportation and the demographic shift to the western part of Shenzhen. This is of significant concern because although the cross-boundary service carries 15% of our patronage, it generates approximately 39% of our total revenue. We also depend very heavily on the revenue obtained from cross-boundary services to cross-subsidize new lines and we have to preserve the cross-boundary revenues if the current level of domestic fares is not to be increased. The market share of the Hong Kong – Guangzhou passenger traffic on our Guangzhou-Kowloon Through Trains increased by 0.9% from 24% in 2005 to 24.9% in 2006, which can be attributed to the continuous service enhancements and marketing programs initiated for through train services.

     Cross-Boundary Services
     As Lo Wu is in a restricted area near the boundary between Hong Kong and mainland China, to which we have exclusive access on the Hong Kong side, we have, in previous years, enjoyed the benefits of increasing cross-boundary traffic. Lo Wu, directly across the boundary from Shenzhen’s downtown area, is the most convenient boundary crossing for travelers going to Shenzhen for business or shopping, a leisure activity that has been popular with Hong Kong residents in recent years. Therefore, we have been able to charge passengers traveling to Lo Wu a premium fare. The current domestic fare from East Tsim Sha Tsui Station in Kowloon to Sheung Shui Station (the last station before Lo Wu) is HK$12.5 one way, compared to the cross-boundary fare of HK$36.5 from East Tsim Sha Tsui Station to Lo Wu Station.
     We have, however, faced continued intense competition from cross-boundary coach services, primarily due to the completion in 2005 of major improvement at the Lok Ma Chau and Sha Tau Kok road crossing points. In line with previous years, our share of the cross-boundary market continues to weaken. Rail transport had a market share of approximately 61.5% of the cross-boundary land travel market, down from approximately 63.1% in 2005. Growth of approximately 4.8% in the total cross-boundary market in 2006 resulted in only an increase of 2.3% in the average daily patronage of cross-boundary rail transport despite the added convenience offered by the Shenzhen Metro, the opening of Disneyland and major improvements at our Lo Wu Station. As the economic relationship between Hong Kong and mainland China continues to grow closer, we expect that more road crossings, such as the Hong Kong-Shenzhen Western Corridor, will be opened. It would be reasonable to assume that the market share for cross-boundary rail transport will gradually fall. The opening of the Lok Ma Chau Spur Line in mid-2007 may partially address this problem, although the opening of the Hong Kong-Shenzhen Western Corridor, currently anticipated to take place at around the same time, can be expected to further adversely affect our competitive position. Given the lower fare structure of the coach operations, it will be a challenge for us to maintain a premium on cross-boundary fares. It is likely that the competition from road-based cross-boundary transport will continue to erode the market share and revenues of the East Rail going forward. Further, we believe that another long-term trend that will affect the cross-boundary market is the westward shift of development taking place in Shenzhen, thereby resulting in Lo Wu gradually becoming a less preferred location for cross-boundary passengers.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger-trips	Year on year Growth (%)
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6
2005	235,500	1.3
2006	241,000	2.3
     Through Train Services
     We believe that the growing social and economic ties between Hong Kong and mainland China present new business opportunities for us as we operate the only Hong Kong railway that connects with mainland China’s rail network. In 2006, the scope of the Individual Visit Scheme in mainland China was further extended to cover six more cities (Nanchang, Changsha, Nanning, Haikou, Guiyang and Kunming). To tap the full potential of this market, we partnered with business associates for providing special offers to mainland China travelers coming to Hong Kong by the Guangzhou-Kowloon Through Trains. Other joint promotions included offers on hotel packages and entertainment attractions, as well as discounts provided by certain retailers.

     In the years ahead, there will be further opportunities in both the medium term and long term as more individual travelers are permitted to travel outside mainland China. For increasing patronage, we can also look forward to the completion of the new exhibition center at Pazhou in Guangzhou, as well as the hosting of the 2008 Olympic Games’ equestrian events in Hong Kong, the staging of the East Asian Games in Hong Kong in 2009 and the Asian Games in Guangzhou in 2010. To meet such growing demand, we will explore the possibility of increasing the frequency of the Guangzhou-Kowloon Through Trains and opening new routes to other mainland China cities.
     Facility Improvements
     In 2006, we undertook or completed several improvement projects to further provide quality service to our passengers. At Sheung Shui Station, we extended the concourse to increase passenger-handling capacity in preparation for the opening of the Lok Ma Chau Spur Line in mid-2007. Also at Sheung Shui, we began constructing noise barriers along the line, which will reduce the impact of train noise on nearby residents. At Hung Hom Station, we started remodeling works in preparation for its new role in 2009 as the interchange for the East Rail and the West Rail. Track works and the planning for the construction of interchange facilities were both well underway. The Tai Po Market Station Refurbishment Project was another station improvement project that we commenced during the year and this project will be completed in 2007. Phase II of the Lo Wu Station Improvement Project made good progress in 2006. We further expanded and renovated the station platforms and installed new escalators and travellators. With an expected completion date in 2007, the upgraded station will be able to handle 25,000 passengers per hour per direction compared with the existing 22,000 passengers, and help us maintain our competitiveness in the cross-boundary market.
     Operations and Safety
     The East Rail main line (excluding the Ma On Shan Rail) maintained a train service delivery rate of 99.85%, and a train punctuality rate of 99.82%, both exceeding our target rates. The number of passengers and members of the public injured per million passenger journeys on the East Rail was 0.78 in 2006, slightly higher than the 2005 rate of 0.74. The Ma On Shan Rail achieved a train service delivery rate of 99.95% and a train punctuality rate of 99.94%. The number of passengers and members of the public injured per million passenger journeys on the Ma On Shan Rail was 0.5, slightly higher than the 2005 rate of 0.46.
     On December 21, 2005, a train servicer found that an underframe compressor mounted underneath a train that was currently in operation appeared to be loose. This occurred because of the formation of cracks in the welds of brackets holding the compressor to the train. During the examination that followed the incident, more cracks were discovered in the underframe equipment mountings of the same type of train cars. Our investigation eventually revealed that the cracks were the combined results of excessive vertical vibrations and welding imperfections on some of the underframe mounting brackets. To ensure these circumstances do not recur, we started replacing the affected sections of rail, improving the train cars’ suspension system to dampen vibrations and strengthening the brackets holding components to the underframe of our trains. We have also installed a newly developed monitoring equipment on the tracks. All these remedial measures are targeted for completion by September 2007. However, there can be no assurance that these efforts will mitigate the likelihood of a repeat incident in future. Accidents can undermine passenger confidence in the safety of our rail network, which negatively affect our ridership and in turn adversely affect our operations across our entire business.
     HK$73 million was incurred in 2006 for these improvements and repairs and the total estimated expenditure is expected to be approximately HK$217 million. While the total anticipated cost of implementing such improvements across our rail network is currently an estimate, we cannot assure you that the actual costs to be incurred would be within such estimate, or that the incurrence of such costs will not have an adverse impact on our business, financial condition and results of operations.

     In addition, we made a number of improvements to ensure passenger safety in 2006. At the East Rail Beacon Hill Tunnel, we constructed a new smoke extraction system as a fire safety measure in 2006 and the new system commenced operations in April 2007. Since escalator and platform gap accidents account for 75% of all passenger injuries, we installed bollards at the landings of all frequently-used escalators to prevent passengers with bulky luggage from using such escalators. We also put up additional warning labels, posters and audible warning devices and posted safety ambassadors to remind passengers to hold the escalator handrail and maintain stability while using the escalators. In order to reduce platform gap incidents, we announced in December a program to introduce mechanical gap fillers, which will reduce the gap between the East Rail trains and the curved platforms at certain stations, thereby lowering the risk of accidents to our passengers. Lo Wu Station will be the first station to be equipped with these devices, and if they prove to be successful and are well received by the passengers, these devices will be installed in other stations with curved platforms and wide platform gaps.
     Measures undertaken to enhance passenger safety along the East Rail also included the posting of staff who are qualified in first aid at each station to ensure that emergency medical care is available for our passengers. To enhance passenger safety awareness, a series of promotional events was held in 2006. The key messages conveyed at these promotions focused on discouraging trespassing onto railway tracks, encouraging the safe use of escalators and reminding passengers to be aware of platform gaps at the stations.
     Fare Promotions
     We maintained 12 interchange discount routes with Green Mini-buses (“GMB”) during 2006 to improve connectivity and thus enhance value of our journeys. The current monthly East Rail One-Month Pass was extended. We offered a wide range of travel-related products to stimulate leisure travel on our trains. Most travel packages, including packages for Ocean Park and Macau, came with either a Lo Wu two-ride travel pass or a domestic one-day travel pass. We provided a regular bus service to Hong Kong Disneyland for cross-boundary passengers and extended such travel offer to the domestic market in 2006. Together with the Hong Kong Tourism Board, we offered other promotions for discounts on selected travel products for mainland China and overseas tourists. To capture the MICE (Meetings, Incentives, Conferences and Exhibitions) market, we also launched bus services to Hong Kong Convention and Exhibition Centre and Asia World Expo during major events.
     West Rail, Light Rail and Bus
     West Rail
     The West Rail is a mass transit commuter rail line linking suburban areas along the northwestern corridor of the New Territories to the Kowloon urban area. It is designed to resolve the long-standing transport problems for residents in the northwestern New Territories by linking West Kowloon with Tuen Mun in the western New Territories. The West Rail has 9 stations with a 30.5-kilometer railway, and operates on an electrically-powered rail system that is environmentally friendly.
     The West Rail was officially inaugurated on December 20, 2003, and full passenger operations commenced as of that date. Passenger services on the West Rail are provided by 22 electric multiple units (“EMUs”) of seven cars each, and are anticipated to be increased to nine-car EMUs as ridership increases and demand grows. The West Rail reduces commuters’ traveling time from the northwestern New Territories to urban Kowloon by half, with a complete journey from one end of the alignment to the other taking less than 30 minutes. Since the West Rail commenced commercial operation, we have focused our efforts on ensuring the smooth operation of, and securing ridership for, the West Rail and we have undertaken activities to maximize public confidence and enhance the West Rail’s connectivity and accessibility. These efforts, along with publicity and promotional campaigns and fare offers, steadily attracted passengers during 2006, having passed the 200,000 daily patronage mark and representing an increase of 11.7% over the previous year.

Ridership increased from a daily average of 179,200 in 2005 to 200,100 in 2006. In 2006, the West Rail averaged a 99.88% punctuality rate and a ticketing equipment availability rate of 99.96%, which exceeded our internal performance targets.
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
     Facility Improvements
     In 2006, we carried out major upgrades to the West Rail signaling system to ensure greater reliability and improve our handling of incidents. These included improvements to the power supply and earthing equipment as well as the signaling equipment software on the trains. As a result, the number of delays exceeding eight minutes has been reduced from 26 in 2005 to 13 in 2006. To further improve the reliability of the West Rail operations, a second dedicated 11kV power supply for the Operations Control Centre and the Computer Centre at the West Rail Building was completed for commissioning in early 2007.
     Improvements were also carried out at various West Rail stations. We enhanced station signs and installed additional seats at platforms, handrails on wide staircases and canopies at Tuen Mun Station and Tsuen Wan West Station. We also built rain shelters at the entrances of Tin Shui Wai Station and Tuen Mun Station for the safety and convenience of our passengers.
     Operations and Safety
     The West Rail maintained a train service delivery rate of 99.91%, and a train punctuality rate of 99.88%, both exceeding our target rates. The number of passengers and members of the public injured per million passenger journeys on the West Rail was 0.51 in 2006, an improvement from the level of 0.55 recorded in 2005.
     On February 14, 2007, a potential transformer installed on top of a train carriage short-circuited and caused fire and heavy smoke while the train was in the Tai Lam Tunnel heading towards Tsuen Wan. The function of the potential transformer was to check whether electricity was supplied to the train. After the potential transformer short-circuit, the electricity supply to the train was automatically cut off to ensure safety of our passengers and the train. Approximately 1,000 passengers were affected and evacuated safely, with a dozen passengers being taken to the hospital for examination. We investigated the cause of the short circuit and a detailed report was submitted to the Hong Kong Railway Inspectorate at the end of April 2007. The incident was caused by a combination of a hidden insulation flaw of the transformer and a lightning that triggered a power surge. A number of remedial measures will be implemented, including the replacement of the transformers with a new oil-free and explosion-proof type by the manufacturer of the transformer at its own expense. We expect to complete the replacement by 2008. We cannot assure you that similar incidents would not occur in future. Accidents can undermine passenger confidence in the safety of our rail network, which could negatively affect our ridership and in turn adversely affect our operations across our entire business.
     In order to enhance passenger safety along the West Rail, we posted staff who are qualified in first aid at each station to ensure that emergency medical care is available for our passengers. To enhance passenger safety awareness, a series of promotional events was held in 2006. The key messages conveyed at these promotions focused on discouraging trespassing onto railway tracks, encouraging the safe use of escalators and reminding passengers to be aware of platform gaps at the stations.

     Fare Promotions
     We undertook a number of measures to increase patronage on the West Rail. We extended the One-Month Pass and the One-Day West Rail Discovery Pass, as well as the HK$2 weekend concessionary fares for children and senior citizens. The HK$2 West Rail fare rebate for passengers transferring from taxis to the West Rail at designated stations was canceled in 2006 due to relatively low usage. Moreover, we continued to build ridership on the interchange discounts for those West Rail passengers traveling on some GMB routes and franchised buses. By offering free feeder services to the West Rail and the Light Rail, our buses have also continued to play an important role in increasing the service catchment of our railway stations. Some of the leisure related products that we provided, such as the Ocean Park Combo, which includes daytime admission to Ocean Park, travel on the East Rail and free shuttle bus to/from Ocean Park, were also extended to the West Rail.
     Light Rail Services
     Our Light Rail system commenced operations in September 1988, comprising 36.2 kilometers of double track with 68 stops. As of December 31, 2006, the Light Rail system operates within the areas of Tuen Mun, Yuen Long and Tin Shui Wai in the northwestern New Territories. It is a regional mass-transit system utilizing vehicles which are similar to trams on tracks that run parallel to public roads. As an important element of the integrated transport system in the northwestern New Territories, the Light Rail system has assumed greater importance as a complementary service for the West Rail. At the end of 2006, we had 119 Light Rail vehicles. In 2006, the Light Rail vehicles recorded a punctuality rate of 99.92% and a ticketing equipment availability rate of 99.96%, both of which exceeded our internal performance targets.
     Since 2003, we have reorganized our Light Rail and bus services in order to provide a more efficient feeder service to enhance public access to the West Rail stations and provide the public with additional incentives to use the West Rail for internal and external travel. We recorded a daily average of 373,800 passenger-trips on the Light Rail during 2006, a slight increase of 0.2% over 2005. In the northwestern New Territories public transport market, the Light Rail system has for many years enabled us to be the major operator. Together with our bus services, we have retained some 57.2% of this market, as opposed to the East Rail’s 37.6% share of the northeastern New Territories market. The Light Rail’s share of the internal public transport market in the northwestern New Territories in 2006 was 48.9% compared to 51.3% in 2005. This is due to the diversion of passengers from the Light Rail to the West Rail. Passenger and public injuries per million passenger journeys carried on the Light Rail was 0.29 in 2006, an increase from the 2005 rate of 0.17.
     During the year, we made several enhancements to the Light Rail services to support its new role. For instance, in view of the decline in the Light Rail patronage on long haul routes due to the opening of the West Rail, we introduced a service improvement scheme in October to deploy some of our resources from the long haul Light Rail routes to the local Light Rail routes. Accordingly, we “turned short” one long haul route from Tin Shui Wai North to Yuen Long by merging two routes—the 761 and 761P. We also cancelled one bus route to save the resources that can then be allocated to two other routes. Further, we commissioned a new Passenger Information System for the Light Rail and installed new Passenger Information Display Units in the West Rail Siu Hong Station and Tin Shui Wai Station concourses for passengers interchanging to the Light Rail.
     We undertook a number of improvements in 2006. For the convenience of wheelchair passengers, we relocated and shortened 44 Platform Contactless Smartcard Processors on 22 platforms at 12 stops. We also improved the Light Rail platform environment by installing benches, stop signs and passenger notices. To improve the reliability of the system, we completed the signaling system upgrade for the Light Rail in mid-2006. In addition, the Light Rail Control Centre was expanded in 2006 to accommodate a modern control panel and Fault Reporting Centre.

     To enhance passenger safety awareness, a series of promotional events was held in 2006. The key messages conveyed at these promotions focused on discouraging trespassing onto railway tracks, encouraging the safe use of escalators and reminding passengers to be aware of platform gaps at stations. In particular, a safety campaign devised specifically for the Light Rail was held to educate road users on the traffic regulations at the Light Rail crossings.
     Bus Operations
     We established bus operations in 1986 to provide efficient feeder bus services to our Light Rail system and the East Rail line. As of December 31, 2006, we operated 14 feeder bus services excluding the East Rail feeder services. Our entire 143 vehicle bus fleet is now air-conditioned. Nine new environmentally friendly double-deck buses—Alexander Dennis Trident Enviro 500s—and eleven more single-deck buses—Alexander Dennis Dart Enviro 200s—will be delivered to Hong Kong in 2007 and 2008 to replace buses that will retire in the next two years. Purchased at a cost of HK$55 million, the buses provide a high level of passenger comfort while meeting strict environmental and safety standards. We are the first transport corporation in Hong Kong to introduce buses fitted with the Euro IV engine and meeting the latest environmental requirements passed in October 2006.
     We are not entitled to charge fares on our feeder bus services for the East Rail but may charge for bus services operating in certain areas in the northwestern New Territories. We entered into a commercial agreement with Kowloon Motor Bus in May 1999 to run our feeder bus routes to Tai Po, Shatin and Fo Tan. As of December 31, 2006, there are six such routes. This arrangement enables us to generate revenues (from fares charged by Kowloon Motor Bus) from passengers who do not use the bus services to connect to the East Rail and, by indirectly benefiting from fuel tax concessions given to franchised bus operators such as Kowloon Motor Bus, to reduce costs. The special bus routes are stand-alone routes, which charge a separate fare and to which the discount for transfer within our rail network is not applicable. As a result of the historically high fuel costs in the first half of 2006, bus operating costs increased substantially during the year.
     The average daily bus ridership during 2006, excluding the six feeder routes for the East Rail run by Kowloon Motor Bus, was 82,400, an increase of 10.5% from the average of 74,600 recorded in 2005. The market share of the Light Rail feeder buses in the northwestern New Territories was 8.3% in 2006.
     Performance of the West Rail, Light Rail and Bus
     The West Rail and the Light Rail revenue (including bus operations) increased 3.6% from 2005 to HK$922 million in 2006, mainly because of the increase in the West Rail patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers. Our West Rail and Light Rail operations (including bus operations) accounted for 16.4% of our total revenue.
     Freight Services
     Freight revenue continued to decline. It decreased by 15.4% from HK$52 million in 2005 to HK$44 million in 2006, owing mainly to a decrease in rail freight traffic and the cessation of the freight forwarding business in December 2005. Another factor affecting the freight business was the improving logistics industry and infrastructure in mainland China, which intensified competition between the railway and other modes of transport.
     Freight services, operating on the same track as the East Rail passenger services, convey cargo by rail between Hong Kong and mainland China. We carry three main types of cargo:

     (1) containers;
     (2) breakbulk; and
     (3) livestock.
     Our containers and breakbulk cargoes comprise mainly textile fibers, foodstuffs, metals, chemicals and machinery.
     We operate container services and breakbulk services to many of the major cities in mainland China. We have one representative office in Shenzhen in mainland China to facilitate liaison with our railway counterparts, business associates, customers and the mainland China customs authorities. Freight revenue decreased by 15.4% to HK$44 million in 2006 from HK$52 million in 2005, mainly as a result of decreases in rail freight traffic and the cessation of the freight forwarding business in December 2005. Freight services accounted for 0.8% of our total revenue in 2006.
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
     The livestock freight service is a regular and longstanding business but it carries a low margin and has minimal traffic volume due to an increase in the popularity of road-based methods of freight transportation. There is a general market trend towards containerized cargoes. In line with this trend, our container rail freight business accounted for a higher proportion of our freight business than other rail freight segments. In order to strengthen its competitive position, we worked closely with the Ministry of Railways, local railway administrations, customs authorities, and railway container companies to streamline cross-boundary formalities, develop block train services, improve transit times, secure competitive rail freight packages and provide value-added customer service. The approval processes for the commissioning of the Dongguan freight through train were also commenced during the year.
     Health and Safety
     We place significant importance on the safety and health of our staff and the construction workers employed by us. As a result of our continued efforts to reduce accidents at the work place, the staff accident rate in 2006 was 6.57 per 1,000 employees, when compared to the Hong Kong average of 17.5 accidents per 1,000 employees recorded in 2005.
     Our strong commitment to safety and the high standard of our safety management practices were reflected in the report of the American Public Transportation Association (“APTA”). This report followed its review in 2006 of the progress we had made in implementing the recommendations given by APTA in its 2005 safety audit. APTA stated that “KCRC has the systems in place to make a strong safety program and is diligent in the implementation of its plan. APTA applauds KCRC for its outstanding effort in safety and security—it is well earned!”

     In view of the increased risk of a flu epidemic, we implemented a response plan to reduce the risk to our staff and to ensure business continuity. We offered free influenza vaccinations during the year to protect employees against infection. In October and November, more than 2,500 staff members received on-site vaccinations at major work locations. Vaccinations at appointed clinics were also arranged for those who missed the on-site vaccinations.
     Also, we established a number of caring programs to improve the health and well being of our staff and to enhance their morale, productivity and commitment to us To that end, we organized a series of wellness programs, covering topics such as work-life balance, nutrition, weight management and Neuro Linguistic Programming activities directed at self-understanding. The response to these programs, which attracted more than 1,000 staff, was positive.
     Various safety events were held in 2006. We hosted the Corporate Safety Month jointly with MTRCL in September. Approximately 500 staff from both corporations participated in a series of talks on safety and risk management during the month. We also shared our best practices and experiences in health and safety with other utility companies through a Joint Utilities Safety & Occupational Health Policy Group. In November, we hosted Safety Forum 2006 during which speakers from government departments and utility companies shared with 130 participants their views on safety issues. Another important safety initiative was the continuation of the voluntary Occupational Injury Rehabilitation Programme, which was launched in 2005. This self-funded program provides prompt, responsive and appropriate rehabilitation services to staff injured in the course of their work. In a recent user survey, respondents confirmed that the program has been effective in helping injured staff make an optimal recovery and re-assimilate into the workplace. The program, which is managed by a team of rehabilitation professionals, is free of charge to our employees.
     A recent safety initiative implemented by us for our new railway projects was to provide 30 hours of mandatory training to frontline site staff on how to maintain a safe working environment and ensure that contractors achieve the highest possible safety standards on their sites. Construction safety was maintained at a high standard during the year, with no major construction incidents.
     Network Expansion
     Our principal capital expenditure of 2006 was mainly for the construction of the Kowloon Southern Link and the outstanding works of the Lok Ma Chau Spur Line. In the near future, pending the Government’s decision on the Shatin to Central Link, we may incur further capital expenditure in connection therewith. We have also proceeded with further planning for the Northern Link and the Express Rail Link. Under the provisions of the Rail Merger Bill, we would continue to be responsible for all capital expenditure to be incurred with respect to the Lok Ma Chau Spur Line and the Kowloon Southern Link. The proposed amendments to be made to the KCRC Ordinance would ensure that during the Service Concession Period, we would not exercise our powers under the KCRC Ordinance in a manner which would be inconsistent with our continuing functions following the Rail Merger.
     Lok Ma Chau Spur Line
     To relieve pressure on Lo Wu Station at the boundary with mainland China, where the current weekend peak hour passenger demand exceeds the current immigration processing capacity, we are constructing the 7.4-kilometer Lok Ma Chau Spur Line from Sheung Shui Station on the East Rail main line to Lok Ma Chau Station at the boundary with mainland China, as Hong Kong’s second railway boundary crossing. By providing a second railway boundary crossing between Hong Kong and mainland China, the Lok Ma Chau Spur Line will relieve congestion at Lo Wu and facilitate growth in cross-boundary rail passenger traffic.

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
     Construction commenced in January 2003 and substantial progress on this project was made as of May 2007, having already completed the four-level cross-boundary terminal housing railway, customs and immigration facilities in April 2005. By mid-2006 we had laid the tracks and energized the overhead lines. We had also installed the railway systems—the signaling system, control and communications systems, the ventilation system inside the tunnels, the Automatic Revenue Collection equipment and the lifts and escalators at the terminus.
     Following this, a series of tests and trials was conducted in 2006. System acceptance tests commenced in May to ensure all equipment and systems met performance standards. This was followed by system integration tests in July 2006 to verify that the various interfacing systems were compatible. Trial operations for the Lok Ma Chau Spur Line commenced in August. During the trials, the trains ran in accordance with the timetable all the way from East Tsim Sha Tsui Station to Lok Ma Chau Station. The trial runs were successfully completed in September, with a punctuality rate of more than 99.9%.
     Also completed was the Public Transport Interchange adjacent to the terminus in the closed area of Lok Ma Chau. A trial bus run was conducted in late September and the Public Transport Interchange will eventually be handed over to the Government’s Transport Department.
     Having substantially completed the construction work as of May 2007, the Lok Ma Chau Spur Line is scheduled to commence passenger operations in mid-2007.
     Kowloon Southern Link
     The Kowloon Southern Link, a 3.8-kilometer railway, will run along Canton Road and link East Tsim Sha Tsui Station to the West Rail Nam Cheong Station, joining our two major railway lines at the southern end. The link will provide the traveling public with a convenient and direct point of transfer between these two railway lines. On completion, the West Rail will be extended from Nam Cheong Station to Hung Hom via West Kowloon and Tsim Sha Tsui, and both the East Rail and the West Rail will terminate at Hung Hom with convenient cross-platform interchanges provided. This project is strategically important for us as it will integrate the East Rail and the West Rail, creating a unified rail network.
     Construction on the Kowloon Southern Link commenced on November 7, 2005. Civil construction for the Kowloon Southern Link commenced in 2006. One of the greatest challenges in constructing the Kowloon Southern Link has been working in a congested urban area with the least disturbance to road traffic and local residents. For this reason, rather than adopting the conventional cut-and-cover method, which would require major road closures, we decided to use the tunnel boring method along most of the route from East Tsim Sha Tsui to West Kowloon. Although tunnel boring is less disruptive, it means facing the challenge of constructing two tunnels with a sharp curve and track radius of up to 225 meters. By the end of the year, the tunnel boring machine (“TBM”) —named Xiaolongnu (Little Dragon Girl)—had reached more than 150 meters from the launching shaft into the area beneath Canton Road. Pipe piling works for the construction of the TBM retrieval shaft and the small section of cut-and-cover tunnels in Salisbury Road were completed in October. Construction of the retrieval shaft was completed in April 2007 and the retrieval shaft is ready for the expected arrival of the TBM in June 2007.

     At the West Kowloon Station site, we had completed more than 50% of bulk excavation by the end of the year. Piling works for the conventional cut-and-cover tunnels on the northern section from West Kowloon Station to Nam Cheong Station were in full swing. By the end of the year we had finished works along Lin Cheung Road south of Cherry Street and continued north of Cherry Street. Excavation at Nam Cheong Park was also completed and tunnel construction commenced in December.
     In addition to minimizing disturbances, we have also had to make allowance for the enabling works of the future Express Rail Link, which will have tunnels running under the Kowloon Southern Link.
     Despite these challenges, the project is within budget and on schedule. The current total estimated project cost is HK$9.1 billion, of which HK$8.0 billion will be construction costs, HK$0.3 billion will be land acquisition costs and HK$0.8 billion will be financing costs. We expect to finance the project from internal resources and new debt. The Kowloon Southern Link is expected to be completed in 2009.
     Planned Railway Extensions
     Northern Link and Express Rail Link
     In February 2006, the Government invited us to proceed with further planning for the Northern Link and the Hong Kong section of the Guangzhou-Shenzhen-Hong Kong Express Rail Link as a combined project.
     The Northern Link will extend our rail network from the West Rail Kam Sheung Road Station to Lok Ma Chau. As a natural extension of our network, it will provide a cross-boundary link for the West Rail. By joining the northern sections of the West Rail and the East Rail, it will also create a new railway corridor between the northeastern and the northwestern of New Territories.
     The 30-kilometer Hong Kong section of the Express Rail Link will start at a new terminus at West Kowloon. Various alignment options are being considered to link this terminus with a cross-boundary tunnel that will connect to the mainland China section of the Express Rail Link at the boundary at Huanggang. When completed, the Express Rail Link will become part of the national express rail network linking the mainland China rail hubs at Longhua in Shenzhen and Shibi in Guangzhou.
     Consultants have been engaged to carry out engineering, operational, business and financial studies. These studies will be completed by mid-2007. As the project will form part of mainland China’s express railway network, we are maintaining close liaison with our mainland China counterparts and the Ministry of Railways in mainland China.
     Shatin to Central Link
     In 2002, we won the bid to plan, build and operate the Shatin to Central Link and, in 2004, submitted a proposal to the Government. The proposal included the extension of the East Rail across Victoria Harbour to Hong Kong Island and the extension of the Ma On Shan Rail to the West Rail via East Kowloon. Adjustments were subsequently made to incorporate extensions to Southeast Kowloon and Wanchai. We addressed all the comments of the Government in the proposal and are awaiting the Government’s decision as to whether and when the Shatin to Central Link will be constructed. The Government remains committed in principle to the construction of the Shatin to Central Link. Our HK$1,188 million expenditure on the Shatin to Central Link is carried in the balance sheet at cost and if we in due course construct the Shatin to Central Link, this amount will form part of the final cost of the completed project. If, however, another party were to construct the Shatin to Central Link, it is uncertain whether we would be able to recover any or all of the expenditure we have incurred on the project.

     Financing of Capital Expenditure
     To date, we have funded our capital expenditure through earnings, capital contributions by the Government and borrowings. To fund the West Rail and the East Rail Extensions projects, we relied largely on capital contributions by the Government and borrowings. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting a total equity injection of HK$29.0 billion from the Government in connection with the development of the West Rail. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Tsim Sha Tsui Extension and the Ma On Shan Rail. We expect to incur significant capital expenditure in connection with the Kowloon Southern Link, with material expenditure beginning in 2006. We will likely increase our borrowings under our existing credit facilities to meet part of the project costs of the Kowloon Southern Link. We currently expect borrowing costs to represent approximately 5.4% of the total capital costs of the West Rail, the East Rail Extensions and the Kowloon Southern Link.
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
     Basic fares have not changed for nine years in a row. The West Rail and the East Rail promotional monthly passes have attracted new rail users, but promotional schemes are often revenue neutral. On the part of freight services, following the cessation of the freight forwarding business in December 2005, we have held onto the other remaining freight services and improved in some areas despite a very competitive market. Nevertheless, we depend very heavily on the revenue obtained from cross-boundary services to cross-subsidize our new lines. Despite the land-based cross-boundary market having grown in patronage terms by 4.8% over the year, rail passengers only increased by 2.3%, with competing modes of road transport taking the major share of the growth. We must preserve our cross-boundary revenues, if the current level of domestic fares is not to be increased.
     Following the implementation of the proposed Rail Merger with MTRCL, MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of such Service Concession, MTRCL would share with us a percentage ranging from 10% to 35% of the revenues exceeding HK$2.5 billion generated from the operation of our rail network during each financial year.

     The table below sets out average passenger fare increases, increase/(decrease) in the Hong Kong Consumer Price Index (“CPI”), average fare revenues per passenger carried and increase/(decrease) in average operating costs per passenger carried for the periods indicated:

	Year Ended December 31,
	2002	2003	2004		2005		2006
Annual average passenger fare increase (%)
East Rail(1)	0.00	0.00	0.00		0.00		0.00
Light Rail	0.00	0.00	0.00		0.00		0.00
West Rail	––	––	0.00		0.00		0.00
Increase/(decrease) in CPI(2) (%)	(3.20)	(2.10)	0.00		1.10		1.70
Increase/(decrease) in average operating costs(3) per passenger carried (%)
East Rail(1)	(1.56)	3.17	––	(5)	––	(5)	––	(5)
Light Rail	(7.61)	(2.20)	––	(5)	––	(5)	––	(5)
West Rail	––	–– (4)	––	(5)	––	(5)	––	(5)

(1)	Excluding through train services.

(2)	Calculated using Hong Kong Consumer Price Index (A), which covers approximately 50% of households in Hong Kong with average monthly household expenditure of HK$4,000 to HK$15,499 in 2004/2005, broadly equivalent to HK$4,100 to HK$15,800 at 2006 prices. The Government has updated the index from the previous 1999/2000-based to the new 2004/2005-based. Following this update, the Census and Statistics Department announced that the year-on-year and 12-months average rates of changes for the reference months from October 2005 onwards have been changed because of the new 2004/2005-based index. As a result, the CPI in 2005 was revised accordingly. Source: Census and Statistics Department of the Government.

(3)	The average operating costs per passenger carried as calculated for 2002 and 2003 are derived before depreciation and amortization and net interest and finance income/expenses. The cost of feeder buses are included in the operating costs of the East Rail and the Light Rail.

(4)	The West Rail commenced operations on December 20, 2003. Information relating to total number of passengers, and railway operating profit/(loss) per passenger carried for the West Rail in 2003 is not shown due to the limited period of operation.

(5)	In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all the transport services including the East Rail, the Light Rail, the West Rail and Freight services. Consistent with our internal organizational and management divisional structure, a transport services segment has been created in place of individual segments comprising of the East Rail, the Light Rail, the West Rail and Freight. Since December 2003, most of the operating costs have been incurred indivisibly for the various railway services segments. As a result, from 2004 onwards, separate profit/(loss) figures for individual business segments have not been available.
          The introduction of the Octopus Smart Card payment system in September 1997, now used by more than 92% of our Light Rail passengers, enabled us to charge our Light Rail passengers according to a distance-based fare structure rather than the previous zone-based fare structure. The Octopus Smart Card was used by approximately 93% of our passengers traveling on the East Rail and approximately 89% of passengers traveling on the West Rail in 2006. The Octopus Smart Card system is owned and operated by Octopus Cards Limited, a wholly owned subsidiary of Octopus Holdings Limited in which we own a 22.1% interest. Octopus Holdings Limited’s other shareholders include other public transport carriers such as MTRCL and franchised bus operators. Implementation of the Octopus Smart Card has reduced congestion at entries into stations, lowered maintenance costs for the entry gates and administrative costs generally, and decreased incidences of damaged cards.
Future Railway Development of the Government
          Since the completion of the first railway development study by the Government in 1993, the planning context within which the study was conducted has changed significantly. In May 2000, the Government unveiled its second railway development study. This blueprint outlined future railway development for Hong Kong leading up to 2016. The projects with the highest priority include the five projects listed below.

•	The Kowloon Southern Link, see “Item 4. Information on the Corporation––Business Overview––Kowloon Southern Link.”

•	The Shatin to Central Link, see “Item 4. Information on the Corporation––Business Overview––Shatin to Central Link.”

•	The Port Rail Line, which would provide a direct freight rail link between mainland China and the proposed Port Rail Terminal at Kwai Chung Container Port, thereby enhancing connectivity between Hong Kong and its mainland China hinterland and increasing the volumes of cargo transported by rail to and from Hong Kong’s Kwai Chung Container Port.

•	The Northern Link, see “Item 4. Information on the Corporation––Business Overview––Northern Link and Express Rail Link.”

•	The Regional Express Line, see “Item 4. Information on the Corporation––Business Overview––Northern Link and Express Rail Link.”
     The Government is expected to release its long term planning study of “Hong Kong 2030” later this year, which would provide a new set of planning data for population and employment projections. The study is likely to have an impact on future railway development.
Property Development and Services
     Our Property Division is composed of three departments, namely Property Development Department (“PDD”), Property Construction Department (“PCD”) and Property and Commercial Services Department (“PCSD”). The property development projects along the railway lines are managed by PDD and PCD, and PCSD is responsible for managing the property services and commercial activities. The Property Division aims to maximize the use of railway land by developing properties jointly with property development companies and exploiting new revenue sources in order to generate profits that will help fund corporate strategic initiatives. In Hong Kong, properties located above or in the proximity of railway stations and depots remain in good demand owing to the access they provide to public transport systems. In 2006, the Property Division accounted for 15.6% of our total revenue.
     Property Development
     We develop property for the following reasons: to secure a permanent and increasing flow of passengers for our railway services; to contribute towards the capital costs of new railway projects and; to generate income that can be used for the continuous improvement of our railway networks in order to keep them efficient, modern and competitive.
     The Hong Kong economy continued to improve during 2006 and we entered a new phase that may soon see one completed project following another. This will not only provide us with a steady and recurrent cash flow but also generate increasing patronage on our railways. Fuelled by economic optimism, the property market was buoyant in 2006 both in terms of sales price and rents. There were, however, signs of consolidation in the second half of the year following successive rises in interest rates. Buyers became cautious after substantial price escalations in the first six months of the year, which resulted in a substantial decline in transaction volume. Nevertheless, this did not deter property developers from competing for our joint venture property development projects that were tendered during the year.
     In 2006, the Linear City Research Project came to its conclusion after three years of examining the role of the railway in the life of the city. Guided by the Government’s call to increase the rail’s share of public transport to 60% by 2030, this project aimed at developing innovative and sustainable strategies for a more liveable Hong Kong.

This project was a cooperative effort between our staff and a diverse team of academic researchers. The research took into account many factors, including socioeconomic issues, education, health and the environment. Findings from the research suggest that future policies should be guided by a combination of balanced key success indicators, comprising ridership growth, minimisation of physical congestion, community integration and urban design considerations. For the final module, we are now considering some live projects for implementation of the theories that have come out of the research. It will take more than our own efforts, however, to make these theories succeed.
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
     We will undertake the property developments in such manner and upon such terms as may be set out in the relevant private treaty grants. We will be responsible for the necessary planning, design and construction of the property developments. We also intend to enter into joint venture arrangements with various developers for the completion of the developments. For West Rail Property Development Limited (“WRPDL”), an intermediate holding company jointly formed by us and the Government, profits from the property development, net of costs and expenses we incur in respect thereof, and net of any other development-related costs to be provided for in such arrangements, together with an on-cost of a specified percentage thereon, are for the account of the Government.
     In 2006, we implemented our property development program for sites along the West Rail and the Ma On Shan Rail in line with the coordinated program agreed with the Government. After inviting expressions of interest for three projects, we executed the Joint Venture Agreement (“JVA”) for two of them—the Tai Wai Maintenance Centre and the West Rail Tuen Mun Station developments. We plan to award the joint venture tender for the West Rail Tsuen Wan West Station TW7 development during 2007.
     Under the terms of the proposed Rail Merger with MTRCL, MTRCL would purchase the development rights of the eight proposed property sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, namely Ho Tung Lau, Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai LRT, Kowloon Southern Link Site C and Kowloon Southern Link Site D, and would be responsible for the implementation of the property development projects.

     Properties Completed and Properties under Development
     Our completed properties and property under development as of December 31, 2006 are as follows:

	Residential	Commercial
	floor area (sq m)	floor area (sq m)
Developed properties
Pierhead Garden, Tuen Mun	91,400	9,832
Sun Tuen Mun Centre, Tuen Mun	200,000	14,000
Manlai Court, Tai Wai	43,850	420
Hanford Garden, Tuen Mun	88,000	3,200
Sun Yuen Long Centre, Yuen Long	66,430	25,880
Royal Ascot, Shatin	271,656	10,000
Mong Kok Station	—	149,590
The Metropolis, Hung Hom	—	132,218	(1)

Sub-total	761,336	345,140
Property under construction
Ho Tung Lau (Site A)	120,900	2,000
Tai Wai Maintenance Centre	313,955	—
Tuen Mun Station	119,512	25,000
Wu Kai Sha	168,650	4,000	(2)

Sub-total	723,017	31,000

Total	1,484,353	376,140

(1)	Including 35,034 square meters of serviced apartment units.

(2)	Including 1,000 square meters of kindergarten.
     East Rail Property Development
     The Ho Tung Lau (Site A) joint venture project remained on schedule in 2006. The foundation works for the major residential towers were completed, and pre-sales for the residential units are scheduled in 2007. Our partner in the project is Full Fair Limited, a subsidiary of Sino Land Company Limited. This 2.67-hectare project is a residential/commercial development, providing 122,900 square meters of gross floor area. Ten 37- to 40-storey residential towers will be built on a two-level podium, providing around 1,375 residential units. We will manage the development upon its completion.
     West Rail Property Development
     For the West Rail, we have identified 13 sites with potential for property development along 9 stations. We expect to provide a total gross floor area of about 2,274,000 square meters, 89% of which would be for residential use and the remainder for commercial use. Under our current tentative plans, these projects would supply a total of about 30,000 flats during the period from 2011 to 2017. As part of the agreement for the Government’s injection of HK$29.0 billion of additional equity into us to help fund the development of the West Rail, we will act as the Government’s agent in the development of the property sites along the West Rail, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses to us as provided in an agreement signed in February 2000 between the Government and us. See “Item 7. Major Shareholders and Related Party Transactions––Related Party Transactions––Shareholding in and Loan to WRPDL.” Thirteen subsidiary companies, wholly owned by WRPDL, were formed to implement the property projects for the 13 West Rail property sites. See Note 20 to our audited consolidated financial statements.
     Acting as the agent of Tuen Mun Property Development Limited, we awarded the joint venture tender for the West Rail Tuen Mun Station development to Wetland Park Management Service Limited, a subsidiary of Sun Hung Kai Properties Limited. This project occupies an area of about 2.7 hectares and will have an approximate gross floor area of 145,000 square meters, comprising 120,000 square meters for residential use and 25,000 square meters for retail purposes. Construction is expected to commence in mid-2007.

     Ma On Shan Rail Property Development
     Along the Ma On Shan Rail alignment, four sites have been identified for priority property development and these sites, together with a site at Ho Tung Lau on the East Rail, are expected to provide a total gross floor area of around 954,000 square meters, of which 93% would be residential. These four sites, namely Tai Wai Maintenance Centre (7.06 hectares), Tai Wai Station (4.85 hectares), Wu Kai Sha (3.41 hectares) and Che Kung Temple (1.81 hectares), are expected to generate about 10,972 residential flats, which equates to 92% of 830,850 square meters of gross floor areas to be built on these four sites. In accordance with the Government’s property stabilization measures announced in October 2003, these four residential developments are expected to be completed between 2008 and 2013.
     Eleven tenders were received for the 7.1-hectare site above our Tai Wai Maintenance Centre adjacent to Tai Wai Station. We signed the JVA with East City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. With 12 residential blocks providing around 4,300 residential flats, this is the largest development project ever undertaken by us. Construction is expected to commence in mid-2007 and is expected to be completed in three phases, with a scheduled completion date for the last phase in 2010.
     The Wu Kai Sha Station joint venture project between us and our joint venture partner, Shine Harvest International Limited, a subsidiary of Sino Land Company Limited, also made satisfactory progress during 2006. By the year end, the foundation works and detailed design of the building structure had been completed. The major building works commenced in early 2007.
     Commercial Activities, Leasing and Property Management
     We generate recurrent revenue from our properties located within our railway stations and in the proximity of our railway networks. These properties include a total station trading area of 24,385 square meters at the East Rail (excluding Lok Ma Chau), the West Rail stations and the Ma On Shan Rail, an aggregate of 21,909 square meters of commercial office space at Citylink Plaza at Shatin Station, 5,576 square meters at the KCRC Hung Hom Building and an aggregate of 40,077 square meters of retail shopping space at five other sites, which are Sun Tuen Mun Shopping Centre, Citylink Plaza, Plaza Ascot, Hanford Plaza and Ocean Walk (formerly Pierhead Plaza). We continue to diversify the trade mix found in our stations, where sources of income include leasing of space for retail shops, restaurants and offices, as well as licensing of duty-free businesses, car parks, advertising, telecommunications and exhibitions. In some cases, we have negotiated arrangements with the operators for rents that are linked to their sales turnover. In terms of estate management, as of December 31, 2006, we managed a total of 9,854 residential flats, 3,457 car park spaces and 91,028 square meters of commercial floor area along the railway lines of the East Rail and the West Rail networks. Recurrent revenue generated from commercial activities, leasing and property management totaled HK$876 million in 2006, an increase of 13.6% over 2005, and accounted for 15.6% of our total revenue in 2006.
     In the improved economic environment of 2006, recurrent revenue recorded an overall increase of 13.6%. This came mainly from the satisfactory performance of our duty free business, exhibition business, Newsline Express and the substantial increase in rents at Ocean Walk in Tuen Mun after its extensive renovation. The average occupancy rate of both station shops and shopping centers was maintained at 94.0% at the end of 2006. With the rise in the number of mainland China visitors to Hong Kong and the implementation of a series of intensive promotional campaigns, the duty free business at the East Rail and onboard through trains achieved a 10.8% increase in revenue over 2005. The improved market sentiment also stimulated bookings from exhibitors, such as telecom operators and banking institutions, for promotion of their services. Exhibition revenue increased by 14.9% during the year.

     The launch of Newsline Express, Hong Kong’s first on-train quasi-real-time audio-visual system, received a positive response from our passengers. During the year, revenue from this service was 47.2% above our budget, mainly due to the introduction of special highlights of the 2006 FIFA World Cup by our partner, Hong Kong Cable News Express Limited.
     In the second quarter of 2006, we completed the renovation work at Ocean Walk in Tuen Mun with a total area of around 10,000 square meters. After the completion of the works, we were able to improve the trade mix and quality of tenants substantially. A rental increase of approximately 48% was achieved after the renovation.
     In early 2006, we disposed of all premises at Manlai Court, including five retail shops and three carparking spaces. This was a result of a continuing evaluation of our existing investment property portfolio, and we aim to continue the disposal of those properties with limited revenue growth potential. At the same time, we will consider acquiring quality shopping centers in new property developments along railway lines for long-term investment with particular emphasis on improving our recurrent non-fare revenue.
     We have also been seeking opportunities to expand our retail areas in stations. For example, we added around 240 square meters of shop space at Sheung Shui Station and Lo Wu Station in 2006. Renovation work in these two stations is still in progress and an additional 300 square meters of station space is expected to be created in 2007. Similarly, in mid-2006, we commenced renovation work at Tai Po Market Station to provide an additional 300 square meters by mid-2007. With the completion of these works, a rental increment of 48% for these stations is expected to be achieved. We also plan to increase the retail area at Mongkok Station. Renovations will take place in 2007, which is expected to provide an additional area of around 500 square meters. More than half of the tenancies in the West Rail stations expired at the end of 2006, three years after the opening of the railway line. Some of the tenants could not maintain their operations and, as a result, the occupancy rate of the West Rail shops decreased to 80% at the end of 2006. To improve the situation, we have adopted a flexible leasing strategy with a view to filling as many shops as possible. For the new Lok Ma Chau Spur Line, we will be able to provide space for 69 new shops (not including the new duty free operation) at the new terminus when it opens in mid-2007. More than 80% of the shops were pre-leased by the end of 2006, with a wide mix of tenants to serve domestic and cross-boundary passengers.
     Competition among shopping centers was keen at the regional level. To maintain the sales momentum of our shopping centers, we carried out a series of promotional activities and events during festive periods such as Easter, Halloween, Christmas and New Year. To build on the success of these activities, we sought feedback, suggestions and support from shop tenants to improve our promotional plans for 2007.
     In the year ahead, we will further expand the property management services we offer within our investment properties and station shops in order to enhance their value.
     Future Plans
     In accordance with the Government’s coordinated flat supply program, the development site at Che Kung Temple Station is scheduled for joint venture tender in 2007.
     We also intend to continue to expand our property management services within our investment properties and station shops in 2007.
     Under the terms of the proposed Rail Merger, MTRCL has agreed to pay HK$7.79 billion to buy property interests from us comprising the property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, namely Ho Tung Lau, Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai LRT, Kowloon Southern Link Site C and Kowloon Southern Link Site D, certain investment properties related to the East Rail and the Light Rail currently held by us, namely commercial accommodation and kindergarten at Royal Ascot (Plaza Ascot), commercial areas and 32 parking spaces on the first floor of Pierhead Plaza in Tuen Mun, commercial areas, kindergarten and 421 car parking spaces of Sun Tuen Mun Centre in Tuen Mun, commercial areas and 22 car parking spaces on the ground floor of Hanford Plaza in Tuen Mun, 20 residential units and 20 car parking spaces of Royal Ascot in Shatin, retail floor and first to sixth floors of Citylink Plaza in Shatin, investment property of KCRC Hung Hom Building in Kowloon and 252 residential units and 60 car parking spaces of Trackside Villas, and our rights to manage certain properties.

Competition
     Although we operate the only passenger and freight rail service between Hong Kong and mainland China on the East Rail line and the only passenger rail service in the northwestern New Territories on the West Rail and the Light Rail systems, we face and will continue to face intense competition from alternative modes of transportation. Our rail services face competition from buses, minibuses, shuttle buses, taxis, private cars and to some extent MTRCL, in our passenger operations within Hong Kong, and from buses, tour coaches, private cars, ferries, and airplanes in our cross-boundary passenger operations. We expect competition from road-based modes of transport to grow. We face competition mainly from trucks, barges and other oceangoing vessels in our cross-boundary freight operations. Bus, taxi, shuttle bus, coach, minibus and ferry operators that compete with us can often offer transportation services at lower prices and, in some cases, at higher frequencies than we can. Trucks, barges and other ocean-going vessels may be able to offer lower prices or more flexible cargo or freight configurations for freight customers. Competition in public motor bus services in Hong Kong is intense. The main competitors of our bus services are franchised bus operators, minibuses and residential coaches (private shuttle buses operated by residential developments). These competitors often compete with our bus services on the basis of cost and convenience.
     Competition in our property development and services is also intense. Many of our competitors in the property development business have contiguous properties, larger land banks and more extensive property development experience.
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
     Pursuant to the Rail Merger Bill, the KCRC Ordinance would be amended to empower us to enter into and grant the Service Concession to MTRCL and implement the terms of the Rail Merger. The proposed amendments to the KCRC Ordinance include provisions to clarify that, during the Service Concession Period, we would not exercise our powers under the KCRC Ordinance to operate railway and bus services nor to construct new railways in a manner which is inconsistent with the powers granted to MTRCL as a consequence of the Rail Merger, and that we would not be required to appoint a Chief Executive Officer during the Service Concession Period, among others.
     Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare dividends in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year. Since January 1, 1995, we have made five dividend payments, HK$300 million in 1997 (representing 9.75% of our 1996 profit after taxation), HK$620 million in 2003 (representing 28.5% of our 2002 profit after taxation), HK$620 million in 2004 (representing 45.4% of our 2003 profit after taxation), HK$172 million in 2005 (representing 33.5% of our 2004 profit after taxation) and HK$82 million in 2007 (representing 29.5% of our 2006 profit after taxation).
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
Environmental Matters
     By the nature of the service we provide (i.e. principally electrically-driven train service), we operate a clean mode of mass transport that has relatively little impact on the environment. Nevertheless, we also believe that we have a responsibility to take the lead in environmentally-sustainable practices and have set an example for other railways in Asia to follow. We were the first public transport operator in Asia to obtain corporation-wide ISO 9001 certification and an ISO 14001 environmental management system certificate in 1997. At the end of 2006, the Capital Projects Division gained ISO 14001:2004 certification for the management system used by us to monitor and control the environmental impacts of our new projects. We are also a founding Council Member of the Business Environment Council and one of the participating organizations in the Clean Air Charter of the Hong Kong Business Coalition on the Environment.
     Internally, we have shown our commitment to improving our environmental performance by establishing a Corporate Environmental Steering Committee. Its responsibilities are to propose corporate environmental policy, objectives and targets, and to formulate appropriate environmental programs to achieve them. It also monitors our environmental performance and advises on improvement measures where necessary. To engage our staff in various environmental initiatives, the Corporate Environmental Steering Committee launched our inaugural Environmental Week in June, which involved a full range of activities, seminars and site visits to areas of interest, such as the environmental headquarters of the Electrical & Mechanical Services Department and the Hongkong Electric pilot wind turbine project on Lamma Island. At the Environmental Week opening ceremony, we were presented with the Hong Kong Awards for Industries: Environmental Performance Award in recognition of our environmental work, energy savings and waste reduction achievements over the past few years. We won our first Environmental Performance Award in 1999.

     We are also one of the participating organizations in the Environmental Protection Department’s “Energy Conservation Charter – suitable room temperature”. The Charter was part of the Department’s Action Blue Sky campaign, which encourages organizations to reduce the use of air-conditioning and save energy. As an environmentally-responsible organization, we put in place measures to use power more efficiently. At the West Rail, we adjusted station interior temperatures in both public areas and back-of-house, and redesigned station lighting controls so that lights could be controlled more efficiently to save energy. Further, to ensure cleaner air for future generations, we signed a contract to purchase 20 new environmentally-friendly buses at a cost of HK$55 million. Fitted with the Euro IV engine, these buses will be the first of their kind in Hong Kong and will meet the strictest environmental and safety standards.
     By completing another six waste reduction targets set the previous year, we extended our Environmental Protection Department’s “Gold Wastewi$e” logo recognition for another year. This brings the total number of successfully completed Wastewi$e environmental objectives to 20 in two years.
     We not only take into consideration measures for protecting the environment but also ways to enhance the environment in all aspects of our new railway construction. An example of this is the creation of wetlands to compensate for the loss of wildlife habitat. For the Lok Ma Chau Spur Line project, we constructed a 37-hectare ecologically enhanced wetland habitat of fishponds, marsh area and reed beds for breeding and roosting birds. We hired ecological specialists to determine the effectiveness of the enhancement work and formulate strategies to attract different bird species. These KCRC-managed wetlands have exceeded the most optimistic expectations, attracting more than 200 species of birds and even some endangered species never before seen in Hong Kong. The West Rail recreated wetlands have been equally successful and continued to be well maintained, as evidenced by the discovery of rare and uncommon dragonflies, birds and butterflies during a summer survey.
4.C Organizational Structure
     We have the following subsidiaries:

	Jurisdiction of	Proportion of
Subsidiary name	incorporation	ownership
Manlai Court Property Management Company Limited(1)	Hong Kong	51.0%
Sun Tuen Mun Centre Management Company Limited	Hong Kong	100.0%
Royal Ascot Management Company Limited	Hong Kong	100.0%
Hanford Garden Property Management Company Limited	Hong Kong	100.0%
Pierhead Garden Management Company Limited	Hong Kong	100.0%
The Metropolis Management Company Limited	Hong Kong	51.0%
V-Connect Limited	Hong Kong	100.0%
Capital System Limited(2)	Hong Kong	100.0%
Buoyant Asset Limited	Hong Kong	100.0%
Advanced Asset Limited	Hong Kong	100.0%
Quality Asset Limited	Hong Kong	100.0%
Kasey Asset Limited	Hong Kong	100.0%
Circuit Asset Limited	Hong Kong	100.0%
Shining Asset Limited	Hong Kong	100.0%
Fluent Asset Limited	Hong Kong	100.0%
Unique Asset Limited(3)	Hong Kong	100.0%
Kudos Asset Limited (3)	Hong Kong	100.0%
Bowman Asset Limited	Cayman Islands	100.0%
Statesman Asset Limited	Cayman Islands	100.0%
Interwind Asset Limited(4)	Hong Kong	100.0%

	Jurisdiction of	Proportion of
Subsidiary name	incorporation	ownership
Hardy Asset Limited(4)	Hong Kong	100.0%
Roving Asset Limited(4)	Hong Kong	100.0%
Swanky Asset Limited(4)	Hong Kong	100.0%
West Rail Property Development Limited(5)	Hong Kong	51.0%

Subsidiaries of West Rail Property Development Limited

Kam Sheung Property Development Limited(5)	Hong Kong	51.0%
Kwai Fong Property Development Limited(5)	Hong Kong	51.0%
Long Ping Property Development Limited(5)	Hong Kong	51.0%
Long Ping South Property Development Limited(5)	Hong Kong	51.0%
Nam Cheong Property Development Limited(5)	Hong Kong	51.0%
Pat Heung Property Development Limited(5)	Hong Kong	51.0%
Tin Shui Wai Property Development Limited(5)	Hong Kong	51.0%
Tsuen Wan West Property Development Limited(5)	Hong Kong	51.0%
Tsuen Wan West Cityside Property Development Limited(5)	Hong Kong	51.0%
Tsuen Wan West TW6 Property Development Limited(5)	Hong Kong	51.0%
Tsuen Wan West TW7 Property Development Limited(5)	Hong Kong	51.0%
Tuen Mun Property Development Limited(5)	Hong Kong	51.0%
Yuen Long Property Development Limited(5)	Hong Kong	51.0%

(1)	At December 31, 2006, the subsidiary was in the process of winding up as a result of the termination of the business of property management in Manlai Court.

(2)	At December 31, 2006, the subsidiary was in the process of winding up as it is no longer serving any commercial function.

(3)	At December 31, 2006, the subsidiaries were in the process of winding up as the concerned leasing transaction was terminated in 2006.

(4)	At December 31, 2006, the subsidiaries were in the process of de-registration as the proposed leasing transactions have not materialized.

(5)	These subsidiaries are held by us for the sole purpose of developing commercial or residential property along the West Rail Phase I route on behalf of the Government and their financial statements are excluded from consolidation as we have no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.
4.D Property, Plant and Equipment
     Interest in Leasehold Land held for Own Use under Operating Leases
     The majority of the land on which our railway operations are situated, including our railway stations, depots, storage areas for other civil works, plant and other equipment and our headquarters and administrative offices, is held by us either as vested land in accordance with the KCRC Ordinance or pursuant to private treaty grants by the Government. Such grants will expire in 2047 pursuant to the Sino-British Joint Declaration between the United Kingdom and the People’s Republic of China, with the exception of grants made after 1997. Under the Government’s land policy, it is provided that a new lease of land shall be granted for a term of 50 years from the date of a grant. As a condition to the grant of land by the Government, we are required to pay a land premium to the Government. The policy also provides that the land leases and special purpose leases (broadly defined as leases containing a total prohibition against assignment), provided that the land is being used for a specific purpose and not required for a public purpose, shall, upon expiry of the lease, be extended at the sole discretion of the Government, for a further term of 50 years without payment of a premium but subject to the payment of an annual rent of 3% of ratable value, as in the case of new leases. Pursuant to the KCRC Ordinance, we may not use the land for purposes other than railway operations and ancillary purposes necessary for our railway operations without the consent of the Government. We are not allowed to assign, lease or otherwise dispose of an interest in the land for a period greater than three years without the consent of the Government. Since 1983, we have also entered into short-term tenancies and licenses with the Government, which may be renewable subject to the Government’s discretion. Such land granted pursuant to short term tenancies and/or licenses constitutes a small portion of the land employed in our railway operations. The Government has in the past regularly extended or renewed these short-term tenancies and licenses upon their expiration. We believe that given our mandate under the KCRC Ordinance and the Government’s policy wording, the current land lease terms will be extended for another 50 years upon their expiry except in the case of short term tenancies.

4.E Recent Developments
     Proposed Rail Merger with MTRCL
     On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed the MOU with MTRCL, providing for a proposed long term service concession of our rail and bus operations and the sale of certain rail-related assets and property interests to MTRCL. These arrangements have been commonly described as a merger and are referred to herein as the Rail Merger; however, these arrangements do not involve a legal merger of MTRCL and us. The proposed terms of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the LegCo. The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, we would retain legal ownership of substantially all our rail system and would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses through a service concession for the Service Concession Period.
     The terms of the Rail Merger reflect the five parameters set by the Government, which include: (1) the adoption of a more objective and transparent fare adjustment mechanism; (2) the abolition of the second boarding charge and review of the fare structure with the objective of reducing fares; (3) the early resolution of interchange arrangements for rail projects under planning; (4) ensuring job security for frontline staff of both ourselves and MTRCL at the time of the Rail Merger; and (5) the provision of seamless interchange arrangements in the long term.
     The Service Concession would grant to MTRCL the right to manage our existing railway lines and other rail-related businesses and would include the purchase of certain rail-related assets. The Lok Ma Chau Spur Line and the Kowloon Southern Link would be included in the Service Concession upon their completion. MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million, as well as a variable annual payment based on revenue generated from the operation of our rail network during each financial year. The variable payments would be computed as 10% of revenue between HK$2.5 billion and HK$5 billion; 15% of revenue between HK$5 billion and HK$7.5 billion; and 35% of revenue beyond HK$7.5 billion. No variable payment would be made for the first 36 months following effectiveness of the Rail Merger.
     During the Service Concession Period, MTRCL would be responsible for the daily operations and maintenance of the transport operations and would fund all related operating capital expenditure, including the improvement and replacement of our railway network assets. We would cease to have responsibility for any railway or bus operation during the Service Concession Period, and we would not be responsible for constructing any new railways during such period in a manner which is inconsistent with the powers granted to MTRCL as a consequence of the Rail Merger. Our role during the Service Concession Period would essentially comprise the following duties: (1) act as the grantor of the Service Concession to MTRCL and receive concession payments from MTRCL; (2) hold legal title to all assets not part of the sale to MTRCL, such as the shares in Octopus Holdings Limited; (3) act as the borrower and obligor in relation to our existing financial obligations and contingent liabilities; (4) hold legal title to and fund all capital expenditures for ongoing railway projects that would still be under construction as of the effective date of the Rail Merger, such as the Kowloon Southern Link and the Lok Ma Chau Spur Line, and act as the principal of the agency agreement with MTRCL under which we would employ MTRCL as the agent to complete the construction of these ongoing railway projects; and (5) if any future new railways are to be funded by the Government, we would act as the owner of such railway if it were sold or vested in us, or as the lessee if such railway is leased to us. Upon the expiration or termination of the Service Concession Period, the operation of the businesses subject to the Service Concession would revert to us.

     Under the terms of the Rail Merger, all of our serving staff would be employed by MTRCL on their prevailing terms and conditions upon the effective date of the Rail Merger. The Rail Merger Bill sets out specific provisions for the transfer of the employment contracts of all our serving staff with continuity of their prevailing retirement benefits. The salary protection principles and major terms and conditions of employment for MTRCL have been announced. The guiding principle adopted in the development of these employment terms and conditions is to seek alignment of the terms of MTRCL and KCRC as far as possible, so as to realize the vision of “One Company, One Team”. MTRCL and KCRC have taken the interests of staff as a major consideration throughout the process and worked to minimize impact on the staff, while enabling MTRCL to remain competitive in the marketplace.
     Upon effectiveness of the Rail Merger, MTRCL would pay us HK$7.79 billion for the property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, namely Ho Tung Lau, Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai LRT, Kowloon Southern Link Site C and Kowloon Southern Link Site D, certain investment properties related to the East Rail and the Light Rail currently held by us, namely commercial accommodation and kindergarten at Royal Ascot (Plaza Ascot), commercial areas and 32 parking spaces on the first floor of Pierhead Plaza in Tuen Mun, commercial areas, kindergarten and 421 car parking spaces of Sun Tuen Mun Centre in Tuen Mun, commercial areas and 22 car parking spaces on the ground floor of Hanford Plaza in Tuen Mun, 20 residential units and 20 car parking spaces of Royal Ascot in Shatin, retail floor and first to sixth floors of Citylink Plaza in Shatin, investment property of KCRC Hung Hom Building in Kowloon and 252 residential units and 60 car parking spaces of Trackside Villas, and our rights to manage certain properties.
     The MOU contemplates that MTRCL would not raise any fares for the period ending on the earlier of (1) the date that is 24 months after the date of the MOU and (2) the date on which negotiations between us, MTRCL and the Government in relation to the Rail Merger are terminated. After the commencement of the Service Concession, all fare adjustments would be made according to an objective, transparent and predictable fare adjustment mechanism (“FAM”).
     The FAM would be linked to changes in the composite Consumer Price Index, the Census and Statistics Department Nominal Wage Index (Transport Sector) and a productivity factor. The FAM would not apply to our freight services. This assessment would be conducted annually and the FAM formula would be subject to review every five years upon request by the Government or MTRCL.
     Following the Rail Merger, MTRCL generally would not assume responsibility for our existing financial obligations and contingent liabilities. We would continue to be responsible for our financial obligations and contingent liabilities.
     The Rail Merger is subject to, among other things: (1) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (2) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (3) the approval of the minority shareholders of MTRCL. The Rail Merger may also require us to seek modifications, amendments and/or waivers of certain provisions of our outstanding debt agreements. The LegCo is in the process of scrutinizing the Rail Merger Bill and all parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur at all. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis in conjunction with the selected consolidated financial data, the consolidated financial statements and the accompanying notes, and the other financial information of KCRC that appears elsewhere in this Annual Report. The following discussion includes various forward-looking statements that involve risks and uncertainties. See “Forward-looking Statements” for specific information regarding the presentation of our forward-looking statements. Financial and operating data appearing in this section that is not derived from the audited consolidated financial statements of KCRC has been derived without material adjustment from the unaudited accounting and operating records of KCRC.
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
     As of December 31, 2006, we assessed whether there was any impairment of our assets at that date in accordance with our accounting policies for the assessment of asset impairment. In assessing the value in use of our railway assets, the entire railway network, current and committed, has been treated as representing the smallest cash-generating unit on the basis that once the Kowloon Southern Link is completed in 2009, the current East Rail and West Rail networks will be linked and it will not be possible to allocate passenger revenue to any specific part of the network. The estimated cash flows of the railway network were calculated for a period consistent with the estimated useful lives of the core assets of the railway network and were discounted using our weighted average cost of capital at December 31, 2006. The cash flows of the railway network were estimated on the basis that no Rail Merger with MTRCL will occur as HKAS 36 requires that the cash flows shall exclude those cash flows arising from future uncommitted restructurings. The status of the proposed Rail Merger with MTRCL is described in Note 40 to our audited consolidated financial statements. As a result of these assessments, under both HK GAAP and US GAAP, the management considers that our assets are not impaired at December 31, 2006 and, accordingly, no provision for impairment of our assets is required at that date. See Note 39 to our audited consolidated financial statements.

     Under both HK GAAP and US GAAP, no provision for impairment or reversal of prior years’ provisions for impairment losses of our assets has been made for the past three years from 2004 to 2006.
     The accounting effects of the Rail Merger may give rise to extraordinary charges and asset write downs. Such effects have not yet been fully determined. The charges or write downs could be material and adversely affect our ability to obtain future financing. We expect the charges or write downs, if any, to be limited to non-cash accounting items.
     Construction in progress
     Assets under construction and capital works for the operating railway are stated at cost less impairment losses. Capitalization of these costs ceases and the asset concerned is transferred to fixed assets when substantially all the activities necessary to prepare the asset for its intended use are completed. Costs incurred by us in respect of feasibility studies on proposed railway related construction projects are charged to the income statement when there is no certainty of the projects materializing. When the proposed projects are viable, the relevant costs are recognized as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached. In determining whether the projects are viable, our management makes an assessment on the feasibility of the projects from the technical and financial aspects, which includes a projection of cash flows related to each individual project. Such assessment is then subject to approval by the Managing Board before we proceed further.
     Deferred expenditure
     Deferred expenditure relates to costs incurred for proposed projects, which will be transferred to construction in progress after the relevant projects agreements are reached with the Government. Deferred expenditure is recognized when the expenditure is separately identifiable and there is reasonable certainty that the projects are technically feasible and financially viable. In determining whether the projects are viable, our management makes an assessment of the feasibility of the projects from the technical and financial aspects, which includes a projection of cash flows related to each individual project. Such assessment is then subject to approval by the Managing Board before we proceed further.
     Depreciation
     Under HK GAAP, all fixed assets, except investment properties, are depreciated on a straight-line basis at rates based on the shorter of the estimated useful lives of the assets or over the remaining period of the lease in the case of leasehold land and assets situated thereon.
     Investment properties comprise land and/or buildings, which are owned or held under a leasehold interest to earn rental income and are held for their investment potential. Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognized in the income statement. No depreciation is chargeable to the income statement.
     We review the estimated useful lives regularly in order to ensure that the depreciable amounts of the assets reflect the future economic benefits of the assets. We determine the estimated useful lives with a high degree of judgment by reference to the inherent lives of the assets, user’s experience and the appraiser’s report on the assets under lease, whichever is appropriate. The longer the estimated useful lives, the lesser is the depreciation amount that will be charged to the income statement for the year, and vice versa. In 2006, the useful economic lives of certain fixed assets have been revised, including the signaling system for the Tsim Sha Tsui Extension and the permanent way of the East Rail. See Note 13(i) to our audited consolidated financial statements.

     Under US GAAP, all fixed assets are depreciated over the estimated useful lives of the assets. In case of assets situated on leasehold land, the depreciable life of such fixed assets is determined with reference to the lease term of the land. See Note 44(c) to our audited consolidated financial statements.
     Deferred taxation
     Under HK GAAP, deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes. Deferred tax assets also arise from unused tax losses and unused tax credits. All deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. We exercise a high degree of judgment in assessing the availability of the future taxable profits that may be generated to utilize the unused tax losses, which substantiates the recognition of deferred tax assets for the unused tax losses.
     Under US GAAP, income taxes are accounted for under the asset and liability method. With effect from January 1, 2003, our accounting policy under HK GAAP for the recognition of deferred tax is similar to US GAAP except that under HK GAAP, all deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Our tax losses do not expire under current tax legislation. During the past three years from 2004 to 2006, under both HK GAAP and US GAAP, there was no significant change to the initial estimates of the recovery of the deferred tax assets, which relate solely to the future benefit of tax losses. See Note 44(h) to our audited consolidated financial statements.
     Provisions and contingent liabilities
     We recognize provisions for liabilities of uncertain timing or amount when we have a legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. We exercise a high degree of judgment in the assessment of the claims arising from construction contracts and outstanding mediation, arbitration or litigation, mainly relating to the construction of the West Rail, the East Rail Extensions and the Kowloon Southern Link projects. We will make a provision for claims when there is a present obligation that probably requires an outflow of economic benefits and the obligation can be estimated reliably. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability. At December 31, 2006, we had contingent liabilities arising from the land resumption claims and certain contractors’ claims in respect of the construction of the Kowloon Southern Link, the West Rail and the East Rail Extensions projects where our total obligations cannot be estimated reliably. We have made provisions in our financial statements at December 31, 2006 for our best estimate of amounts, which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by us and accounted for in our audited consolidated financial statements at December 31, 2006. We are in the process of resolving these claims.
US GAAP reconciliation
     Our audited consolidated financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in Note 44 to our audited consolidated financial statements.

Recently Issued Accounting Standards of the United States
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not made an early adoption of this standard in 2006. We are in the process of evaluating the impact of adopting this statement on our financial condition, results of operations and cash flows.
     In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of this Statement will change their current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not made an early adoption of this statement in 2006. We are in the process of evaluating the impact of adopting this statement on our financial condition, results of operations and cash flows.
     In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 is not applicable to us since we do not have defined benefit pension or any postretirement plans for our existing employees.
     In September 2006, the Securities and Exchange Commission issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 requires registrants to apply the new quantification guidance to errors in existence at the beginning of the fiscal year ending after November 15, 2006 by correcting errors determined to be material under this new quantification method through a one-time cumulative effect adjustment to beginning-of-year retained earnings. We have adopted SAB 108 as of January 1, 2006. No adjustment was recorded by us upon adoption of SAB 108.
     In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with FASB’s long-term measurement objectives for accounting of financial instruments. SFAS No. 159 is effective for an entity beginning its first fiscal year that begins after November 15, 2007. This statement should not be applied retrospectively to fiscal years beginning prior to the effective date. We are in the process of evaluating whether we will adopt this optional statement and the impact of adopting this statement on our financial condition, results of operations and cash flows.
Policy on Derivative Financial Instruments
     We manage our currency and interest rate exposures with derivative financial instruments, such as interest rate swaps, currency swaps and foreign exchange forward contracts in accordance with our Managing Board’s approved policy and guidelines. The derivative financial instruments in connection with interest rate swaps and currency swaps have been employed only for hedging purposes and were properly documented. We seek to reduce our foreign currency exposure in respect of debt obligations and capital expenditure by converting such obligations into either Hong Kong dollars or U.S. dollars, and to maintain our U.S. dollar exposure in debt obligations at no greater than 30% of total debt obligations. Moreover, we seek to limit our exposure to interest rate risk by maintaining between 30% and 75% of our total debt obligations at fixed interest rate.
Business Activities
     Our results of operations are affected by several factors, including the state of the Hong Kong economy, which affects the ability of passengers to pay fares, consumer preferences among transportation modes, social and public health conditions in Hong Kong, people’s decisions relating to frequency of travel and demographic trends. With respect to passenger and freight traffic between Hong Kong and mainland China, our results are also affected by economic, social, health and political developments in mainland China. In Hong Kong, as the population has expanded outside of Hong Kong’s main urban areas and as passenger traffic to and from mainland China has grown in the past years, we have benefited from increased ridership levels. The expansion in our portfolio of commercial properties over the past years has contributed to increased revenues from property ownership and management and other commercial services. From 1988 to 1997, we were able to achieve increases in fare levels and average fare revenues per passenger carried due to then economic growth in Hong Kong. Between 1998 and 2003, the Asian economic downturn limited our ability to raise fares on our passenger transport networks. Subsequently to date, we have generally been unable to raise fares due to a competitive transport landscape.
     Transport Services Segment
     East Rail
     The East Rail, including the Tsim Sha Tsui Extension and the Ma On Shan Rail, contributed HK$3,780 million or approximately 67.2% of our revenue in 2006. In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. The Transport Division manages all of the transport services including the East Rail, the Light Rail, the West Rail, Bus and Freight services.
     East Rail passenger revenues consist of the following:
•	domestic passenger traffic: fares paid by passengers who travel between stations in Hong Kong;

•	cross-boundary passenger traffic: fares paid by passengers who travel on trains, which terminate or begin at the Lo Wu boundary crossing; and

•	through train passenger traffic: fares paid by passengers who travel directly between Hong Kong and mainland China.
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
     The daily average cross-boundary passengers increased by 2.3% to 241,000 in 2006. This increase in cross-boundary patronage during the year can be attributed to the increasing number of tourists and business travelers from mainland China. However, the increased ridership in 2006 was still lower than the peak daily average ridership achieved in 2002 of 251,600. We anticipate that with the increasing intense competition from the cross-boundary coach operators, it will be difficult for us to maintain our market share and ridership numbers.

Cross-Boundary Lo Wu Ridership

	Daily Average Passenger-trips	Year on year Growth (%)
2002	251,600	6.3
2003	224,500	(10.8)
2004	232,500	3.6
2005	235,500	1.3
2006	241,000	2.3
     In 2006, the East Rail’s through trains to mainland China experienced an increase in patronage of 5.3% compared to the average 8,970 passengers per day in 2005. This increase is largely due to the flourishing economy in the Pearl River Delta, which has driven the demand for cross-boundary transport. On April 16, 2006, a new record for daily patronage was recorded of 12,461 passengers, which stood for six months before being overtaken by another new record of 12,741 on October 27, 2006. These two records were set during the 99th and 100th Chinese Export Commodities Fair at Guangzhou in April and October.
     West Rail, Light Rail, Bus
     The West Rail commenced services on December 20, 2003. As a result of publicity and promotional campaigns and fare offers, the West Rail’s average daily ridership increased 11.7% from 179,200 in 2005 to 200,100 in 2006. We anticipate that ridership will increase upon completion of the Kowloon Southern Link in 2009, as this will enable the East Rail and the West Rail to form an integrated transportation network.
     We began the Light Rail and associated bus operations in the late 1980s at the request of the Government to support projected population growth in the northwestern New Territories, on the understanding that competition from bus operators would be restricted and that certain Light Rail stops would be the only terminal for bus service to urban areas. However, population growth in the Light Rail service area was lower than Government estimates and the Government allowed a higher level of competition from other modes of transport in the region, which reduced passenger use of the Light Rail. Primarily as a result of these factors, the Light Rail system has not been profitable since its inception, although losses have narrowed in recent periods. In addition to the bus services connected with the Light Rail, we began generating revenue from feeder bus services provided to the East Rail stations in 1999. The West Rail and the Light Rail revenues increased 3.6% in 2006 from 2005, to HK$922 million mainly because of the increase in the West Rail patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers.

     Freight
     Freight operations have changed over the past ten years, with breakbulk freight volume declining and containerized freight volume maintaining an increasing trend with negative growth recently. Increased competition from cross-boundary truck and barge transportation, flexible and competitive freight packages offered by operators of the southern and coastal ports of mainland China, coupled with logistical limitations associated with moving goods from the East Rail terminus at Hung Hom to the Hong Kong container port at Kwai Chung have adversely affected rail freight usage. Freight revenue decreased by 15.4% in 2006 mainly as a result of decreases in rail freight traffic and the cessation of the freight forwarding business in December 2005. See “Item 4. Information on the Corporation—Business Overview—Freight Services.”
     Property Segment
     Property Development
     Property development and property ownership and management have been the second largest contributor to profit after taxation. Profit from property development is not included in our revenues or operating profit. Property development income generally arises from development projects undertaken jointly with major Hong Kong property development companies. We do not bid for the right to develop land at Government auctions. We have only undertaken property development where we have acquired the right from the Government to develop properties along our railway lines. Pursuant to an agreement signed by the Government and us in February 2000, we have acted as the Government’s property development agent through WRPDL for the 13 West Rail property sites, and the Government will receive the net profits from the development of these projects, net of contingent expenses, development costs and other expenses payable to us.
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
     The amount and timing of property development related cash inflows and profits have fluctuated as various properties have been developed. In 2002, our profit from property development amounted 3.6% of our total profit before taxation. Since 2002, the Government has imposed a moratorium on land sales in Hong Kong. We did not have any property development profits in 2003, 2004 and 2005 as a result. In 2006, profit from property development of HK$427 million was recognized, representing the surplus of initial payments and upfront payments received from developers over the related attributable costs incurred by us. Following the execution of the JVA, the Tai Wai Maintenance Centre and the West Rail Tuen Mun Station developments are expected to commence construction in mid-2007.

     Property and Commercial Services
     We include recurring revenues from commercial activities, property ownership and management in our revenues as a component of operating profit. We generate such revenues primarily by leasing commercial premises at our stations and in our shopping centers as well as our office buildings. In 2006, commercial activities, property ownership and management operations accounted for 15.6% of our total revenue and revenues increased to HK$876 million up from HK$771 million in 2005, mainly because of the improved performance of duty free business, shopping centers, advertising, exhibition and station trading. Lease rates have fluctuated significantly over time in Hong Kong. They fell substantially in 1997 and 1998, and were relatively stable between 2000 and 2003 and have been increasing since 2004. Revenues and profits depend on market conditions at the time leases are entered into and renewed.
     Finance Income/(Expenses)
     We had cash, cash equivalents and investments of HK$1,947 million as of December 31, 2006. We incurred net finance expenses of HK$316 million during 2006. This amount does not include finance expenses of HK$770 million , which were capitalized and included in the project costs of the Lok Ma Chau Spur Line and the Kowloon Southern Link. With respect to funds that are required for the development of these projects, we capitalize both the finance income earned on such funds and the borrowing costs attributable to the related borrowings. As a result, the net finance expenses reported in the income statement does not include interest earned or interest paid with respect to such amounts for HK GAAP purposes. See Note 44 to our audited consolidated financial statements for a summary of differences between HK GAAP and US GAAP applicable to us.
Operating Costs
     Our principal operating costs are staff costs, electricity and fuel costs and depreciation and amortization, which accounted for approximately 28.9%, 9.1% and 42.9%, respectively, of total operating costs in 2006. Our staff costs are influenced by inflation, labor productivity, the relative supply and demand for labor in Hong Kong and other factors. Depreciation expenses in 2006 increased by 1.3% as compared to 2005. Electricity costs are influenced by car miles operated, asset efficiency, market prices for fuel and other factors. We pay commercial rates for electricity based on tariffs set by CLP Power Hong Kong Limited. See Note 4 to our audited consolidated financial statements for a breakdown of operating costs.
Major Business Activity Performance
     In December 2003, the East Rail Division and the West Rail/Light Rail Division were combined to form a single Transport Division. Since then, we have had two reporting business segments. The following table sets forth our revenue and operating profit after depreciation for each of the major business activities for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
		(in millions)
Revenue:
Passenger Services
East Rail(1)	3,415	3,670	3,780
West Rail/Light Rail	798	890	922
Freight	68	52	44

Transport Services	4,281	4,612	4,746
Property Services	695	771	876

Total revenue	4,976	5,383	5,622

Operating profit/(loss) after depreciation and amortization and net valuation gains/losses on investment properties:
Transport Services	239	(204)	(137)
Property Services	651	721	1,187

Total operating profit	890	517	1,050
Unallocated corporate expenses, depreciation and amortization	(251)	(248)	(232)
Interest and finance income	444	525	499
Interests and finance expenses	(485)	(823)	(815)
Share of profit of associate	15	15	27
Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	—	400	(198)
Taxation	(100)	(69)	(53)

Profit after taxation	513	317	278

(1)	Includes the Tsim Sha Tsui Extension and the Ma On Shan Rail, which commenced operations on October 24, 2004 and December 21, 2004, respectively.
     Contribution of Major Business Activities
     The following table sets forth by category our major business activities for the periods indicated: (1) segmental revenue as a percentage of total revenue; and (2) segmental operating profit/(loss) as a percentage of total operating profit:

	Year Ended December 31,
	2004	2005	2006
	%	%	%
Revenue/Total Revenue:
Passenger Services
East Rail	68.6	68.2	67.2
West Rail/Light Rail	16.1	16.5	16.4
Freight	1.4	1.0	0.8

Transport Services	86.1	85.7	84.4
Property Services	13.9	14.3	15.6

Total revenue	100.0	100.0	100.0

Operating profit/(loss) after depreciation and amortization and net valuation gains/losses on investment properties:
Transport Services	26.9	(39.5)	(13.0)
Property Services	73.1	139.5	113.0

Total operating profit	100.0	100.0	100.0

Results of Operations
     The net unrealized losses resulting from the changes in fair value of investment properties, financial instruments and the hedged portion of interest-bearing borrowings were HK$99 million in 2006, compared with the profit of HK$171 million in 2005. Profit from property development of HK$427 million was recognized in 2006.

     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Total revenue from operations was HK$5,622 million for 2006, a 4.4% increase from HK$5,383 million for 2005. This increase included a 3.1% increase in revenue from railway and bus operations (excluding freight) to HK$4,702 million, a 15.4% decrease in freight revenue to HK$44 million, and a 13.6% increase in property services revenue to HK$876 million for 2006 compared with that for 2005. Revenue from the East Rail increased by 3.0% from HK$3,670 million for 2005 to HK$3,780 million for 2006. This increase in the East Rail’s revenue was mainly due to the growth of the domestic and cross-boundary markets, including the continuous build up in patronage on the Tsim Sha Tsui Extension and the Ma On Shan Rail. Revenues from the West Rail and the Light Rail, both fare and non-fare, increased 3.6% to HK$922 million from HK$890 million in 2005, mainly because of the increase in the West Rail patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers. Recurrent revenue from property activities increased to HK$876 million up 13.6% from HK$771 million in 2005, mainly because of the improved performance of duty free business, shopping centers, advertising, exhibition and station trading. Revenue from freight services decreased by 15.4% to HK$44 million in 2006 from HK$52 million in 2005, mainly due to decreases in rail freight traffic and the cessation of the freight forwarding business in December 2005.
     Operating profit after depreciation and amortization increased by 198% to HK$292 million in 2006, compared with HK$98 million in 2005, mainly because of the growth in revenue income. Operating margin before depreciation and amortization and net interest and finance income/expenses (before tax) increased from 43.8% in 2005 to 45.9% in 2006. Operating costs before depreciation and amortization for 2006 increased by 0.5% to HK$3,042 million from HK$3,027 million in 2005. Staff costs increased by 1.4% to HK$1,543 million from HK$1,521 million in 2005, energy costs decreased by 2.2% to HK$484 million from HK$495 million in 2005, and maintenance costs increased by 9.0% to HK$522 million from HK$479 million in 2005. In addition, other expenses decreased by 7.3% to HK$493 million from HK$532 million in 2005.
     Net interest and finance expenses increased from HK$298 million in 2005 to HK$316 million in 2006 primarily due to the reduction in net interest and finance income. The net unrealized losses resulting from the changes in fair value of investment properties, financial instruments and the hedged portion of the interest-bearing borrowings were HK$99 million in 2006, compared with the profit of HK$571 million in 2005. Profit from property development of HK$427 million was recognized in 2006. A share of profit from an associate of HK$27 million was recognized in 2006, compared with HK$15 million in 2005, representing an increase of 80.0%. Net income tax in the amount of HK$53 million was recognized in 2006, compared with HK$69 million in 2005. The effective income tax rate decreased from 17.9% in 2005 to 16.0% in 2006, principally due to the effect of the increase in non-taxable income.
     Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Total revenue from operations was HK$5,383 million for 2005, an 8.2% increase from HK$4,976 million for 2004. This increase included an 8.2% increase in revenue from railway and bus operations (excluding freight) to HK$4,560 million a 23.5% decrease in freight revenue to HK$52 million, and a 10.9% increase in property services revenue to HK$771 million for 2005 compared with that for 2004. Revenue from the East Rail increased by 7.5% from HK$3,415 million for 2004 to HK$3,670 million for 2005. This increase in the East Rail’s revenue was mainly due to increased patronage resulting from the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. Revenues from the West Rail and the Light Rail, both fare and non-fare, increased 11.5% to HK$890 million from HK$798 million in 2004, mainly because of the significant increase in patronage resulting from the continuation of various measures to improve accessibility and the introduction of promotional offers. Recurrent revenue from property activities increased to HK$771 million up 10.9% from HK$695 million in 2004, mainly because of the full year opening of new station shops at East Tsim Sha Tsui Station and along the Ma On Shan Rail. Revenue from freight services decreased by 23.5% to HK$52 million in 2005 from HK$68 million in 2004, mainly due to decreases in rail freight traffic and the winding down of our freight forwarding business.

     Operating profit after depreciation and amortization declined by 80% to HK$98 million in 2005, compared with HK$491 million in 2004, mainly because of the increase in operating cost and depreciation and amortization resulting from the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. Operating margin before depreciation and amortization and net interest and finance income/expenses (before tax) increased from 43.6% in 2004 to 43.8% in 2005. Operating costs before depreciation and amortization for 2005 increased by 8.0% to HK$3,027 million from HK$2,804 million in 2004. Staff costs increased by 4.0% to HK$1,521 million from HK$1,462 million in 2004, energy costs increased by 8.6% to HK$495 million from HK$456 million, and maintenance costs increased by 29.5% to HK$479 million from HK$370 million in 2004. In addition, other expenses decreased by 3.1% to HK$532 million from HK$516 million in 2004.
     Net interest and finance expenses increased from HK$41 million in 2004 to HK$298 million in 2005 mainly because of the full year interest expenses related to the Tsim Sha Tsui Extension and the Ma On Shan Rail upon their commissioning in late 2004. With the reassessment of our accounting treatment of derivative financial instruments for prior years, the change in fair value of such derivative financial instruments and the related hedged borrowings has to be recognized directly in the income statement. Comparative amounts have not been restated as this is prohibited. As a result, a gain resulting from the change in fair value of derivative financial instruments and the related hedged borrowings amounting to HK$400 million has been recognized in 2005. No property development profit was realized in 2004 and 2005. A share of profit from an associate of HK$15 million was recognized in 2005, which is the same as that recognized in 2004. Net income tax in the amount of HK$69 million was recognized in 2005, compared with HK$100 million in 2004. The effective income tax rate increased from 16.3% in 2004 to 17.9% in 2005, principally due to the effect of the increase in non-deductible expenses.
Inflation
     We had historically increased our scheduled fares at a rate in line with inflation. Because the rate of inflation decreased significantly in the preceding four years prior to 2004, in light of the economic downturn affecting Asia and Hong Kong and other factors, we have not increased our fares for both the East Rail and the Light Rail since 1998. The economic downturn had, to some extent, triggered deflation in Hong Kong as reflected by an average annual decrease of 2% in the Hong Kong Consumer Price Index (A) for the four years from 2000 to 2003. For the years ended December 31, 2000, 2001, 2002 and 2003, the Hong Kong Consumer Price Index (A) decreased by 3%, 1.7%, 3.2% and 2.1%, respectively, representing deflation for four consecutive years. In 2004, according to the International Monetary Fund, strong domestic demand in Hong Kong contributed to the rebound of the property sector and brought an end to consumer price deflation. The consumer price index registered an increase of 1.2% in 2005. In 2006, the Hong Kong economy continued to improve and the Hong Kong Consumer Price Index (A) increased by 1.7%. Notwithstanding the inflation of the last three years, basic fares have not changed for nine years in a row. See “Item 4. Information on the Corporation—Business Overview—Pricing of Rail Services.”
Effects of Interest Rate and Foreign Exchange Movements on Our Borrowings
     Taking into account interest rate swaps, we had HK$4,979 million of floating rate debt as of December 31, 2006. As a result of the increase in borrowings to finance new projects, our interest and financing charges are also expected to increase in the future. An increase in interest rates may increase our borrowing costs and, therefore, adversely affect our results of operations. However, we limit our exposure to interest rate risk through our policy of maintaining the proportion of fixed interest rate debt of between 30% and 75%.

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
     Our Managing Board has adopted a policy to use derivative financial instruments only for hedging purposes.
Results of Operations under US GAAP
     We prepare our consolidated financial statements in accordance with HK GAAP, which differs in certain material respects from US GAAP. A comparison and discussion, on a US GAAP basis, of the income statement line items significantly affected by these differences is as follows:

	2004	2005	2006
	HK$	HK$	HK$
		(in millions)
Depreciation:
HK GAAP	1,681	2,258	2,288
US GAAP(1)	1,905	2,398	2,430
Operating profit/(loss) before net interest and finance income/expenses and gains/losses on changes in fair value of derivative financial instruments and hedged borrowings:
HK GAAP	491	98	292
US GAAP	221	(16)	70
Net interest and finance income/(expenses) and gains /losses on changes in fair values of derivative financial instruments and hedged borrowings:
HK GAAP	(41)	102	(514)
US GAAP(2)	(556)	117	(552)
Operating profit/(loss) after net interest and finance income/expenses and gains/losses on changes in fair values of derivative financial instruments and hedged borrowings:
HK GAAP	598	371	(123)
US GAAP	(335)	101	(482)
Profit from property development
HK GAAP	—	—	427
US GAAP(3)	—	25	280
Profit/(loss) before taxation:
HK GAAP	613	386	331
US GAAP	(319)	144	(175)

(1)	From 2004 onwards, the differences in depreciation between HK GAAP and US GAAP were due to the depreciation of certain fixed assets and the depreciation of the interest and finance income for the capital projects of the West Rail system, the Tsim Sha Tsui Extension and the Ma On Shan Rail. See Notes 44(c) and 44(d) to our audited consolidated financial statements for the depreciation of certain fixed assets and the depreciation of interest and finance income respectively.

(2)	Prior to 2005, the major difference between HK GAAP and US GAAP for net interest and finance income/(expenses) was the different accounting treatment in respect of the interest and finance income generated from the pre-funding investments, capitalization of interest and foreign exchange gains and losses from specific borrowings and derivative financial instruments. From 2005 onwards, the derivative financial instruments do not account for the difference as with effect from 2005, derivative financial instruments are accounted for under HK GAAP, in the same manner as that of US GAAP. Details of which are set out in Notes 44(d), 44(g) and 44(i) to our audited consolidated financial statements.

(3)	The major difference between HK GAAP and US GAAP for profit from property development is the different accounting treatment in respect of revenue recognition. Under US GAAP, profit is recognized on a percentage-of-completion basis while for HK GAAP, profit is recognized with reference to the outstanding risks, if any, retained by our group. See Note 44(e) to our audited consolidated financial statements.
     Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
     Operating profit before net interest and finance income/expenses was HK$70 million in 2006 compared with the loss of HK$16 million in 2005, mainly due to the growth in revenue.
     Depreciation increased to HK$2,430 million in 2006 compared with HK$2,398 million in 2005.
     After including losses on changes in fair value of derivative financial instruments and hedged borrowings, net interest and finance expenses were HK$552 million in 2006 compared with the net interest and finance income of HK$117 million in 2005, primarily due to a loss on remeasurement to fair value of derivative financial instruments.
     Profit from property development increased to HK$280 million in 2006 compared with HK$25 million in 2005, mainly due to the initial recognition of profits attributable to certain property developments based on the percentage of completion basis.
     Operating loss after net interest and finance income/expenses and losses on changes in fair value of derivative financial instruments and related hedged borrowings was HK$482 million in 2006 compared with the operating profit of HK$101 million in 2005, primarily due to a loss on remeasurement to fair value of derivative financial instruments.
     Loss before tax was HK$175 million in 2006 compared with the profit before tax of HK$144 million in 2005, primarily due to a loss on remeasurement to fair value of derivative financial instruments in 2006, compared with a gain on remeasurement in 2005.
     Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
     Operating loss before net interest and finance income/expenses was HK$16 million in 2005 compared with the profit of HK$221 million in 2004, mainly due to an increase in operating costs and depreciation resulting from the full year of operations of the Tsim Sha Tsui Extension and the Ma On Shan Rail.
     Depreciation increased by 25.9% to HK$2,398 million in 2005 compared with HK$1,905 million in 2004 due to increased depreciation resulting from the full year of operations of the Tsim Sha Tsui Extension and the Ma On Shan Rail.
     After including gains on changes in fair value of derivative financial instruments and hedged borrowings, net interest and finance income was HK$117 million in 2005 compared with the net interest and finance expenses of HK$556 million in 2004, primarily due to a gain on remeasurement to fair value of derivative financial instruments.
     Operating profit after net interest and finance income/expenses and gains on changes in fair value of derivative financial instruments and related hedged borrowings was HK$101 million in 2005 compared with the operating loss of HK$335 million in 2004, primarily due to a gain on remeasurement to fair value of derivative financial instruments.

     Profit before tax was HK$144 million in 2005 compared with the loss before tax of HK$319 million in 2004, primarily due to a gain on remeasurement to fair value of derivative financial instruments.
     5.B Liquidity and Capital Resources
Capital Commitments
     We have substantially completed the construction of the Lok Ma Chau Spur Line as of May 2007 and the Kowloon Southern Link is currently under construction. We have completed the scheme design for the Shatin to Central Link and we submitted a proposal to the Government in September 2004. The railway scheme and implementation program of the Shatin to Central Link are subject to the Government’s final decision, which is pending. We have outstanding capital commitments and plans to upgrade and replace assets used in connection with our existing East Rail Line and Light Rail systems, including section by section track replacement programs, installation of noise barriers and other improvements to selected lines and stations.
     We estimate the aggregate development costs for the East Rail Extensions and the Kowloon Southern Link from project inception to the commencement of operations, including financing costs during construction, as follows:

	East Rail	Kowloon Southern
	Extensions	Link	Total
	HK$	HK$	HK$
		(in billions)
Anticipated development costs:
Construction costs	22.9	8.0	30.9
Land costs	1.3	0.3	1.6
Financing costs	3.0	0.8	3.8

Total	27.2	9.1	36.3

Anticipated financing sources:
Government equity	8.0	—	8.0
KCRC debt	12.6	7.9	20.5
KCRC internal funds	6.6	1.2	7.8

Total	27.2	9.1	36.3

     For the East Rail Extensions, we incurred a total cash outlay of HK$22.1 billion prior to 2006 and HK$2.4 billion in 2006. Based on our projected construction schedule and the terms of the commitments for capital expenditure we have contracted to date, the following is our estimated schedule of payments from 2007 onwards and the actual payments in 2006 for the East Rail Extensions:

	2006	2007	2008	2009 onwards	Total
	HK$	HK$	HK$	HK$	HK$
		(in billions)
Construction costs	1.8	1.3	1.0	—	4.1
Land costs	0.2	0.2	0.1	0.1	0.6
Financing costs	0.4	—	—	—	0.4

Total	2.4	1.5	1.1	0.1	5.1

     For the Kowloon Southern Link, we incurred a total cash outlay of HK$969 million prior to 2006 and HK$1,477 million in 2006. Based on our projected construction schedule, the following is our estimated schedule of payments from 2007 onwards and the actual payments in 2006 for the Kowloon Southern Link project:

	2006	2007	2008	2009 onwards	Total
	HK$	HK$	HK$	HK$	HK$
		(in billions)
Construction costs	1.3	2.2	1.9	1.7	7.1
Land costs	0.1	—	—	0.1	0.2
Financing costs	0.1	0.2	0.3	0.2	0.8

Total	1.5	2.4	2.2	2.0	8.1

     As of December 31, 2006, we had an aggregate of HK$7,905 million in outstanding commitments for capital expenditure mainly for the development of the Lok Ma Chau Spur Line and the Kowloon Southern Link and our existing businesses, such as transport and property services.
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
     The following table sets out our capital expenditure for each of the three years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004	2005	2006
	HK$	HK$	HK$
		(in millions)
Railway related operational equipment(1)	18	25	29
Assets under construction:(2)
East Rail Extensions	5,321	1,538	1,197
Kowloon Southern Link/Shatin to Central Link	541	979	1,442
Others	4	18	178

	5,866	2,535	2,817

Assets in operation:
New railways(3)	2,671	746	130
Rolling stock	42	35	38
Investment property, leasehold land and buildings	240	212	137
Others(4)	188	282	166

	3,141	1,275	471

Total capital expenditure(5)	9,025	3,835	3,317

(1)	Includes signaling systems, telecommunication equipment, automatic revenue collection system machinery and equipment.

(2)	Assets under construction represent project costs of railway related operational equipment, other railway related assets, and all capital expenditure of the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line, the Kowloon Southern Link, the Shatin to Central Link, the Northern Link and the Express Rail Link.

(3)	The assets in operation for the new railways represents the capital expenditure for the fixed assets of the West Rail, the Ma On Shan Rail and the Tsim Sha Tsui Extension after commencement of their operation.

(4)	Includes lifts, escalators, mobile phone communication equipment, air-conditioning plant, furniture and fixtures, electronic data processing equipment, computer software, office equipment, buses, motor vehicles, and tools.

(5)	Capital expenditure excludes capitalized finance income and expenses. See Note 2(ae) to our audited consolidated financial statements for our accounting policy on borrowing costs and investment income.

Resources for Capital Expenditure
     Earnings. For the year ended December 31, 2006, the contribution to capital resources by earnings from railway operations improved as the net cash inflow from operating activities was HK$4,168 million, an increase of HK$1,421 million from last year.
     Equity Contributions. We received HK$14.5 billion, HK$6.0 billion and HK$8.5 billion in April 1998, January 1999 and April 1999, respectively, constituting the total agreed equity injection of HK$29.0 billion from the Government in connection with the development of the West Rail. In March 2001, we received HK$8.0 billion from the Government in connection with the development of the Tsim Sha Tsui Extension and the Ma On Shan Rail. No new financing was arranged throughout 2006 as the development of the Shatin to Central Link was deferred pending a final decision from the Government.
     Currently, we are not subject to contractual restrictions on the payment of dividends under any of our borrowings. We have not made any dividend payment in 2006. Dividend payments would reduce the funds available to meet capital expenditure and repay indebtedness. For the fiscal year ended December 31, 2006, we made dividends payment of HK$82 million in March 2007.
     Debt Facilities. Under the KCRC Ordinance, we are empowered to borrow, issue bonds, notes or other securities or otherwise raise money and charge all or any part of its property, undertaking and revenue as security for the borrowings. We may exercise such powers to provide ourselves with such sums or credits as we may require for carrying out the purposes we are empowered under the KCRC Ordinance to undertake, repaying money we previously borrowed for such purposes, paying interest, premium or other charges on such money, or repaying sums to the Government. Earnings will not be sufficient to provide all of the significant capital resources required to complete our railway projects. To fund the West Rail and the East Rail Extensions projects, we have relied largely on capital contributions by the Government and borrowings. To fund the Kowloon Southern Link project, we expect to rely largely on borrowings. We currently expect borrowing costs to represent approximately 5.4% of the total capital costs of the above three projects. Any variations in costs could have a significant effect on the returns from these projects. We expect to continue to incur significant increase in capital expenditure in connection with the Kowloon Southern Link. We expect to finance the project from internal resources and further borrowing under our existing credit facilities. We will likely increase our borrowings under our existing credit facilities to meet part of the project costs of the Kowloon Southern Link.
     In May 25, 2006, Moody’s Investors Service (“Moody’s”) upgraded our long-term foreign currency issuer rating from A1 to Aa3, following the upgrade of the foreign-currency country ceiling for the Hong Kong SAR from A1 to Aa1. At the same time, Moody’s also affirmed our other ratings (long-term local currency issuer rating of Aa3; senior unsecured local currency debt rating of Aa3; senior unsecured foreign currency debt rating of Aa3; and short-term issuer rating of Prime-1). Outlooks for all ratings were affirmed stable. On July 27, 2006, Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc (“Standard & Poor’s”) raised our long-term local and foreign currency corporate credit ratings to AA from AA-. The ratings upgrade was in line with a corresponding revision in the sovereign ratings on the Hong Kong SAR. Simultaneously, Standard & Poor’s also affirmed our short-term local and foreign currency ratings at A-1+. The outlooks of the ratings were revised to stable from positive.
     With respect to our required debt financing for our railway projects, we have implemented a borrowing strategy designed to diversify funding sources and reduce financing costs. We have utilized the following funding sources:
•	In June 1999, we launched a US$1.5 billion Euro medium term note program under which we may issue notes in any currency and maturity as we may agree with dealers. In January 2000, the aggregate nominal amount of the program was increased from US$1.5 billion to US$3.0 billion. In July 1999 and November 1999, we issued 7.25% notes due 2009 in the aggregate nominal amount of US$1 billion and 7.77% notes due 2014 in the aggregate nominal amount of US$50 million, respectively, under this program. The notes issued under this program are unsecured and repayable in full on their respective due dates.

•	In July 1999, we entered into a loan agreement with The Export-Import Bank of Japan, which was renamed as Japan Bank for International Cooperation on October 1, 1999 after its merger with the Overseas Economic Cooperation Fund, and other lenders in connection with an export credit facility in a principal amount of US$337.7 million. This facility was made available for payments to the IKK Consortium (comprising Itochu Corporation, The Kinki Sharyo Co. Ltd. and Kawasaki Heavy Industries, Ltd.) for the design, manufacture, supply, testing and commissioning of electric multiple units for both the West Rail and the East Rail. One-half of the borrowings under the facility bears interest at 5.6% per year and the balance bears interest on a floating rate basis at a margin over LIBOR. The outstanding amount of the facility was reduced to US$153.4 million as of December 31, 2006, following the cancellation of the undrawn amount of US$47.5 million of the facility effective on June 30, 2003, and the subsequent repayment of US$136.8 million by us. The loans are unsecured and repayable in 17 semi-annual installments commencing in April 2003. As of December 31, 2006, approximately 95% of the total loan balance bears interest at a rate of 5.6% per annum and the remaining 5% bears interest at LIBOR plus a margin. We prepaid the facility in full on April 23, 2007.

•	In March 2000, we issued 8.0% notes due in 2010 with an aggregate nominal amount of US$1 billion. The Notes are unsecured senior obligations of KCRC and are rated equally with all of our other unsecured senior indebtedness. The Notes are repayable in full on their due date.

•	In June 2000, we signed a US$42 million export credit loan facility with Export Development Canada (formerly known as Export Development Corporation). This facility, with a 12-year maturity, provided financing for the purchase of a train control and signaling system for the West Rail. As of December 31, 2006, the outstanding balance of this facility was US$26.8 million. This facility bears interest on a floating rate basis at a margin over LIBOR and the loans are unsecured and repayable in 17 semi-annual installments commencing in May 2004. We prepaid the facility in full on May 2, 2007.

•	In June 2003, we issued Hong Kong dollar retail bonds with an aggregate nominal amount of HK$1,000 million in two tranches, including 3.0% notes due 2008 in the aggregate nominal amount of HK$300 million and 4.8% notes due 2013 in the aggregate nominal amount of HK$700 million. The notes are unsecured and repayable in full on their respective due dates.

•	In June 2003, we issued HK$800 million in principal amount of 4.65% notes due 2013 under the Euro medium term note program set up in June 1999. The notes issued under this program are unsecured and repayable in full on their due date.

•	In September 2004, we entered into a HK$8,000 million credit facilities agreement with 18 banks and financial institutions. These facilities comprise three tranches: a HK$3,500 million five-year credit facility, a HK$3,500 million seven-year credit facility and a HK$1,000 million ten-year credit facility. Each facility is available for drawing on a revolving credit basis for the first five years. Thereafter, the outstanding amounts under the seven-year and ten-year facilities will be converted to a term loan structure with bullet repayment upon the maturity of each facility. Each facility bears interest on a floating rate basis at a margin over HIBOR. As of December 31, 2006, no amount was drawn under any of the credit facilities.

     We have also arranged uncommitted money market lines of HK$2,200 million and bank overdraft facilities of HK$25 million to meet our short term liquidity requirements. As of May 3, 2007, the outstanding balance of the uncommitted money market lines was HK$858 million.
Post-Rail Merger Capital Constraints
     Pursuant to the MOU, we would retain legal ownership of our rail system and would grant a full service concession for 50 years to MTRCL, who would be responsible for operating and managing our existing and new railway lines and other rail-related businesses. During the Service Concession Period, we would effectively cease our commercial operations and our income and cash flow would be substantially dependent on payments from MTRCL. MTRCL would keep all revenues generated from the operation of our rail network and other rail-related businesses and would make to us an upfront payment of HK$4.25 billion and an annual fixed rental payment of HK$750 million. Starting in the fourth year of such service concession, MTRCL would also pay us a percentage ranging from 10% to 35% of the revenues exceeding HK$2.5 billion generated from the operation of our rail network during each financial year. MTRCL has also agreed to pay HK$7.79 billion to buy property interests from us comprising property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by us, and our rights to manage certain properties. We would continue to be responsible for funding all capital expenditure requirements for the Lok Ma Chau Spur Line and the Kowloon Southern Link. Upon completion, the operation of these lines would be subject to the terms of the service concession. Following the proposed Rail Merger, MTRCL generally would not assume responsibility for our existing financial obligations and contingent liabilities. We would continue to be responsible for our financial obligations and contingent liabilities.
     At the end of 2006, we had total interest-bearing borrowings of HK$19,212 million. Our interest payments in 2006 amounted to HK$1,388 million. Following the Rail Merger, we expect to service the interest payments each year through a combination of the fixed rental payments from MTRCL (HK$750 million per annum), the interest earned on our investments (including the interests arising from the upfront payments of HK$12.04 billion to be received from MTRCL) and the upfront payments of HK$12.04 billion. In addition, we believe our current long-term credit facilities, with an availability of HK$8,000 million, and our short-term money market facilities, with an availability of HK$1,342 million, will be sufficient to meet our regular payment obligations.
     From 2008 to 2010, certain of our long-term debt (HK$15.9 billion) becomes due while we would still be receiving the annual fixed rental payments from MTRCL, but not any percentage of revenue generated from the operation of our rail network during each financial year. We expect to repay or refinance this debt through the use of the upfront payments of HK$12.04 billion received from MTRCL and through alternative financing. We cannot assure you that such refinancing will be readily available or on attractive or historically comparable terms or that the cost of such refinancing will not have a material adverse effect on our business or results of operations.
Investments
     Our Managing Board has adopted a set of guidelines governing our investments intended to confine our credit and currency risk exposure. Currently, all our investments must be made in Hong Kong dollars or U.S. dollars or hedged into these currencies. As of December 31, 2006, our cash and deposits with banks amounted to HK$1.9 billion. Approximately HK$1.6 billion of our deposits was placed with institutions rated single A or above by two recognized international rating agencies. As of December 31, 2006, deposits of approximately HK$0.5 billion were denominated in Hong Kong dollars.
Working Capital
     Our working capital represented a net deficit of HK$1,633 million as of December 31, 2006. This was mainly attributable to capital expenditure on the construction of the Kowloon Southern Link and the outstanding works of the Lok Ma Chau Spur Line. Our need for operational working capital is limited, as our operating expenses are primarily funded through passenger fares. It is expected that cash generated from our operations, upfront payments received from property developers and further borrowing under our existing credit facilities will allow us to meet these payments in 2007.

Claims Impact
     In connection with the construction of new railway and property development projects, we receive from time to time, claims from contractors for additional payments. Our management considers the total claimed value of the contractors’ claims to be inflated. We have reviewed each submitted claim and have made provisions in our financial statements for such estimated amounts, which we consider likely to be payable in respect of such claim. While we may be required to pay some additional sums to contractors, any such sums will be fully accommodated by our project reserves, which has been taken into account in the estimated schedule of payments referred to above. We therefore firmly believe that the contractors’ claims will have no material impact on our liquidity.
     As of December 31, 2006, we had contingent liabilities arising from the land resumption claims. We have made provisions in our financial statements as of December 31, 2006 for our best estimate of amounts, which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by us and accounted for in our audited consolidated financial statements as of December 31, 2006. We are in the process of resolving these claims.
5.C Research and Development, Patents and Licenses
     We do not generally conduct our own research and development with respect to major capital projects. Nor do we anticipate a significant need for research and development services in the foreseeable future, or expect to require any such services in connection with our other businesses.
5.D Trend Information
     We continue to face significant competition in the cross-boundary market. Our share of the cross-boundary land travel market declined from 63.1% to 61.5% in 2006. In comparison, the cross-boundary coach operators increased their market share as they took advantage of the extension of the opening hours of the Lok Ma Chau-Huanggang boundary crossing to 24 hours and the completion in early 2005 of major improvement at the Lok Ma Chau and the Sha Tau Kok road crossing points. While the opening of the Lok Ma Chau Spur Line in mid-2007 may partially address this problem by providing us with a second boundary crossing, we believe that the opening of the Hong Kong-Shenzhen Western Corridor, currently anticipated to take place at around the same time, can be expected to further affect adversely on our competitive position vis-à-vis road-based transportation systems. We believe that competition from such cross-boundary coach services will continue to increase and that correspondingly, the market share of rail will gradually fall. This will likely have an adverse effect on our revenues in the future. In light of such competition, which is constantly undercutting our fares, we may find it difficult to raise fares without further adversely affecting our market share of the cross-boundary market. We also note that as development in Shenzhen is gradually moving westwards, Lo Wu’s status as a preferred boundary crossing for cross-boundary passengers may be eroded in the longer term. However, we believe that through train patronage will continue to grow in the short to medium term as a result of positive market developments in fostering more rapid growth in cross-boundary passenger traffic in the coming years as a result of mainland China’s relaxed policy for individual travelers and the Mainland and Hong Kong Closer Economic Partnership Agreement.

     The East Rail patronage may be adversely affected by the opening of Route 8 between Shatin and Cheung Sha Wan in 2008. This route would greatly reduce the journey time between the eastern New Territories and the western Kowloon. If new franchised bus routes were to operate on this new road link, a significant portion of the 68,000 passengers currently using the East Rail to travel within this area would shift to the franchised buses due to reduced journey times. Also, this route would relieve the traffic at Lion Rock Tunnel. Most of the existing franchised buses that are competing with the East Rail use Lion Rock Tunnel, accordingly, reduced journey times by these routes may adversely affect the East Rail patronage.
     We began the Light Rail and associated bus operations in the late 1980s at the request of the Government and our commitment to operate the Light Rail was partly predicated on a legislation on the franchised buses that restricted them from serving passengers traveling within the Transit Service Area (“TSA”) of the northwestern New Territories, except with our consent. This restriction came to an end on October 31, 2006 and it is possible that there may be new competing routes operating within the TSA in future, which could adversely affect the patronage of the Light Rail, our buses and the West Rail.
     With the strong recovery of the economy in 2006, there is an expectation of higher wage increases in the general labor market. We are also influenced by general wage increases and we believe that our staff cost, which makes up approximately 48% of our operating costs, is likely to rise. Having held down our operating costs and not increased fares for nine years in a row, we believe that such potential increases in our operating costs structure will have an adverse effect on our profit and competitive position.
     Despite the Government’s one-off tax rebate of more than HK$13 billion and an ongoing tax relief of HK$55 billion, which have continued to stimulate spending in 2007, as well as mainland China’s policy of opening up new cities for the Individual Visit Scheme, we expect retail rental to stabilize, after hitting its height in 2006, because retailers are becoming more conscious in their expansion plans in view of the high retail rentals.
     An increase in commercial revenue is anticipated for the coming two years. New duty free outlets and 69 new shops at Lok Ma Chau Station will commence services when the station opens in mid-2007. Alteration and improvement at various East Rail stations will also increase the retail rental area. A new contract for advertising concessions will start from January 2008 and we expect better performance from the new contract terms.
5.E Off-Balance Sheet Arrangements
     Prior to 2005, we had a retained interest in the assets of an unrelated entity, which was not consolidated in our audited consolidated financial statements. Upon the adoption of FIN 46R for the fiscal year ended December 31, 2005, such retained interest has been consolidated in our audited consolidated financial statements for the purposes of US GAAP. In 2006, the underlying transaction was terminated and we ceased to have an interest in those assets.
5.F Tabular Disclosure of Contractual Obligations
     The following table summarizes our existing contractual obligations and commercial commitments for future debt repayments, lease obligations, purchase obligations and contingent commitments as of December 31, 2006:

Contractual Obligations	Payments Due by Period
	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total
	HK$	HK$	HK$	HK$	HK$
			(in millions)
Interest-bearing borrowings	305	8,772	8,259	1,876	19,212
Interest on interest-bearing borrowings(1)	1,060	2,079	341	91	3,571

Capital lease obligations(2)	2,532	6,381	11,521	—	20,434
Operating leases	38	46	3	—	87

Total	3,935	17,278	20,124	1,967	43,304

Other Commercial Commitments	Amount of Commitment Expiration Per Period
	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total
	HK$	HK$	HK$	HK$	HK$
			(in millions)
Letters of credit for leveraged leases	374	976	531	398	2,279
Purchase commitments
Capital expenditure(3)	3,566	3,579	754	6	7,905
Recurrent expenditure	601	70	—	—	671

Total	4,541	4,625	1,285	404	10,855

(1)	Interest on floating rate borrowings has not been included as it cannot be reliably estimated. Fixed rate borrowings, which have been effectively converted into floating rate borrowings by means of interest rate swaps are treated as floating rate borrowings. As of December 31, 2006, floating rate borrowings amounted to HK$4,979 million, of which HK$3,208 million bears interest at a margin over LIBOR and HK$1,771 million at a margin over HIBOR.

(2)	Capital lease obligations represent all the lease payment commitments in respect of certain lease out and lease back arrangements, including those which meet the definition of a liability and are recognized as obligations in the balance sheet (see Note 27 to our audited consolidated financial statements) and those not recognized as obligations in the balance sheet under HK GAAP. See Note 44(j) to our audited consolidated financial statements.

(3)	The purchase commitments in connection with capital expenditure relate to capital works contracted for and capital works authorized but not contracted for as of December 31, 2006. Since these works had not commenced as of December 31, 2006, they were not provided for in our audited consolidated financial statements.
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A            Directors and Senior Management
     We are overseen by our Managing Board, which comprises the Chairman, the Chief Executive Officer and eight other members. The Chairman along with the eight other members, are appointed by the Chief Executive of Hong Kong. The Chief Executive Officer is appointed by KCRC subject to the prior approval of the Chief Executive of Hong Kong. The Chief Executive Officer is responsible for the day-to-day management and operation of KCRC, whilst the Chairman leads the Managing Board in addressing the strategic, policy and development issues of KCRC. The Chairman is responsible for the conduct of the Managing Board. The Chairman and eight other members of our Managing Board do not have service contracts with KCRC and do not have benefits upon termination of appointment.
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

     Samuel M.H. Lai, Chief Executive Officer (Acting) resigned on March 22, 2006 and left us on April 30, 2006. He was replaced by James Blake, former Senior Director-Capital Projects, as Chief Executive Officer on May 1, 2006. James Blake joined us as Chief Executive Officer (Designate) with effect from March 22, 2006.
     Pursuant to the provisions of the Rail Merger Bill, the proposed amendments to the KCRC Ordinance provide that following the implementation of the Rail Merger and for the duration of the Service Concession Period, we will not be required to appoint a Chief Executive Officer. During such Service Concession Period, it is intended that our Managing Board would comprise solely of Government officials, and the quorum of the Managing Board would be a simple majority of the members of the Managing Board.
     The present members of the Managing Board together with their principal outside functions, if any, are as follows:

		Member	Current Term
Members of the Managing Board	Principal Outside Functions	Since	Expires
Michael P.S. Tien, BBS, JP(1)(2) Chairman Chairman of Strategic Human Resource Committee	Chairman of The G2000 Group since 1979, Chairman of the Standing Committee on Language Education and Research, Chairman of the Employees Retraining Board, Member of Education Commission, Manpower Development Committee and Guangdong Chinese People’s Political Consultative Conference.	2001	July 31, 2007

James Blake, OBE, JP(2) (3) Chief Executive Officer Member of Capital Projects Committee Member of Property Committee Member of Finance Committee	Member of the Election Committee Engineering Sub-sector, Co-Chairman of the Corporate and Employee Contribution Programme of The Community Chest of Hong Kong, Member of the Construction Industry Council.	2006	July 31, 2007

Vincent W.S. Lo, BBS,JP(1) (2) Chairman of Property Committee	Consultant of Messrs. Gallant Y.T. Ho & Co., Chairman of the Hong Kong Red Cross Blood Transfusion Service Governing Committee and Director of the Red Cross Council, Member of the Social Welfare Advisory Committee and Member of the Committee on Museums of the Leisure and Cultural Services Department. Chairman of the Hong Kong Sinfonietta.	1999	July 31, 2007

Patrick B. Paul, CBE(3) Chairman of Audit Committee Member of Property Committee Member of Strategic Human Resource Committee	Non-Executive Director of The Hongkong and Shanghai Hotels Ltd., Johnson Electric Holdings Ltd., Kingsway International Holdings Ltd. and Pacific Basin Shipping Ltd.	2002	July 31, 2007

M.Y. Wan, BBS, JP(1)(2) Chairman of Capital Projects Committee Member of Audit Committee	Director of M Y Wan and Associates Limited, Honorary President of Youth Outreach, Council Member of Hong Kong Federation of Youth Groups, Manager of Chi Lin Buddhist Secondary School (SOS) and HKICC Lee Shau Kee School of Creativity. Panel Member of Appeal Board on Closure Orders (Immediate Health Hazard).	2002	July 31, 2007

		Member	Current Term
Members of the Managing Board	Principal Outside Functions	Since	Expires
Abraham L.H. Shek, JP(2) Member of Capital Projects Committee Member of Audit Committee Member of Strategic Human Resource Committee	Member of the Legislative Council representing the Real Estate and Construction Functional Constituency. Independent Non-executive Director and Audit Committee Member of Midas International Holdings Ltd, Paliburg Holdings Ltd., Lifestyle International Holdings Ltd., Chuang’s Consortium International Ltd., NWS Holdings Ltd., See Corporation Ltd., Eagle Asset Management (CP) Ltd., ITC Corporation Limited and Country Garden (Holdings) Company Limited. Independent Non-executive Director of Titan Petrochemicals Group Limited, Regal Portfolio Management Limited, and Hop Hing Holdings Limited. Director of The Hong Kong Mortgage Corporation Ltd. Member of the Court of The University of Hong Kong and the Council of The Hong Kong University of Science and Technology.	2004	July 31, 2007

Richard Y.C. Wong, SBS, JP(1)(2) Chairman of Finance Committee Member of Capital Projects Committee	Deputy Vice-Chancellor and Chair of Economics at the University of Hong Kong, Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong Institute of Economics and Business Strategy, Member of the Hong Kong Government’s Commission on Strategic Development of the Committee on Economic Development and Economic Cooperation with the Mainland. Non-Executive Director of ICBC (Asia) Limited, CK Life Sciences International (Holdings) Ltd., Orient Overseas (International) Ltd., Pacific Century Insurance (Holdings) Ltd., Great Eagle Holdings Ltd., Pacific Century Premium Developments Ltd. and Sun Hung Kai Properties Ltd.	2004	July 31, 2007

L.S. Ng, SBS, JP(1)(2) Member of Property Committee Member of Finance Committee	Vice Chairman of Chiyu Banking Corporation, General Manager, Bank-wide Operation Department, Bank of China (HK) Ltd., Independent Non-Executive Director of Smartone Telephone Holdings Ltd, and the Fisheries Development Loan Fund Advisory Committee, Director of the Bank of China (Hong Kong) Charitable Foundation, Member of the Court of Lingnan University, Hong Kong Deputy to the 10th National People’s Congress, PRC.	2004	July 31, 2007

Sarah S.T. Liao, JP(2) Member of Capital Projects Committee Member of Strategic Human Resource Committee	Secretary for the Environment, Transport and Works, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

		Member	Current Term
Members of the Managing Board	Principal Outside Functions	Since	Expires
Frederick S.H. Ma, JP(2) Member of Capital Projects Committee Member of Finance Committee Member of Property Committee Member of Strategic Human Resource Committee	Secretary for Financial Services and the Treasury, the Government of the Hong Kong Special Administrative Region (ex officio).	2002	No expiry

(1)	The abbreviation “SBS” means Silver Bauhinia Star and the abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.

(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary for Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(3)	The abbreviation “CBE” means Commander of the Most Excellent Order of the British Empire and the abbreviation “OBE” means Officer of the Most Excellent Order of the British Empire. These honors are awarded by the British monarch.
     Sarah Liao and Frederick Ma were appointed by our sole shareholder, the Government.

Members of Senior Management	Position	Position Held Since
James Blake (1)	Chief Executive Officer	2006
Y.T. Li	Senior Director-Transport	2003
K.K. Lee	Senior Director-Capital Projects	2004
Daniel C. Lam, BBS, JP(2)(3)	Director-Property	2000
Lawrence C.P. Li	Director-Finance	2004
Mimi Cunningham	Director-Human Resource	2004
David A. Fleming	Company Secretary and General Counsel	1997

(1)	James Blake joined us as Chief Executive Officer (Designate) on March 22, 2006 and as Chief Executive Officer on May 1, 2006.

(2)	The abbreviation “JP” means Justice of the Peace. This title is conferred by the Chief Secretary of Administration, in exercise of the powers delegated to him or her by the Chief Executive of Hong Kong.

(3)	The abbreviation “BBS” means Bronze Bauhinia Star. The honor is awarded by the Hong Kong Special Administrative Region.
     The business address of each member of the Managing Board and each of our other officers specified above is KCRC House, 9 Lok King Street, Fo Tan, Shatin, New Territories, Hong Kong.
6.B Compensation
     The aggregate compensation paid by us to all members of our Managing Board and senior management as a group for 2006 was HK$28.3 million. Fees for members of the Managing Board, including the Chairman for the year 2006 but excluding the Chief Executive Officer are shown below:

2006
HK$
(in thousands)
Chairman
Michael P.S. Tien	220
Members
Dr. Sarah S.T. Liao in the capacity of Secretary For the Environment, Transport and Works	110
Vincent W.S. Lo	110
Frederick S.H. Ma in the capacity of Secretary for Financial Services and the Treasury	110

2006
HK$
(in thousands)
L.S. Ng	110
Patrick B. Paul	110
Abraham L.H. Shek	110
M.Y. Wan	110
Richard Y.C. Wong	110

Total	1,100

     Members of senior management receive compensation in the form of salaries, retirement benefit scheme contributions, allowances, benefits-in-kind, accruals for gratuities and annual leave entitlements, details of which are set out below.

	2006				2005
	HK$ million				HK$ million
	Base pay,				Base pay,
	allowances,				allowances,
	gratuities	Contribution			gratuities	Contribution
	and	to retirement			and	to retirement
	benefits-in-	benefit	Variable (5)		benefits-in-	benefit	Variable(5)
	kind	scheme	remuneration	Total	kind	scheme	remuneration	Total
Samuel M.H. Lai(1) (Acting Chief Executive Officer)	3.04	0.13	—	3.17	3.58	0.38	0.95	4.91
James Blake(2) (Chief Executive Officer)	3.00	—	1.19	4.19	—	—	—	—
Y.T. Li (Senior Director-Transport)	3.22	0.29	0.81	4.32	3.11	0.28	0.71	4.10
K.K. Lee (Senior Director-Capital Projects)	3.12	0.32	0.91	4.35	3.05	0.32	0.79	4.16
Ian M. Thoms(3) (Director-West Rail)	—	—	—	—	1.96	0.01	—	1.97
Daniel C. Lam (Director-Property)	3.24	0.01	0.92	4.17	3.25	0.01	0.82	4.08
Lawrence C.P. Li(4) (Director-Finance)	2.28	0.22	0.44	2.94	2.18	0.21	0.39	2.78
Mimi Cunningham (Director-Human Resource)	3.18	0.01	0.86	4.05	3.03	0.01	0.76	3.80

Total	21.08	0.98	5.13	27.19	20.16	1.22	4.42	25.80

(1)	Samuel M.H. Lai resigned on March 22, 2006 and left us on April 30, 2006. His remuneration includes an end-of-service payment of HK$1.1 million.

(2)	James Blake joined us as Chief Executive Officer (Designate) on March 22, 2006 and as Chief Executive Officer on May 1, 2006.

(3)	Ian M. Thoms retired on July 1, 2005.

(4)	With effect from January 1, 2005, a portion of total remuneration was converted to variable remuneration related to performance.

(5)	Variable remuneration mainly comprises amounts withheld from employees’ basic salary package and released for payment upon their satisfactory performance being confirmed by the Managing Board. The total variable remuneration is calculated according to a formula devised when the scheme was introduced at the request of the Managing Board.
     In 2006, we made provisions in the amount of HK$136 million for retirement costs for our employees, as compared to HK$135 million in 2005 and HK$138 million in 2004. See Note 36 to our audited consolidated financial statements.
6.C Managing Board Practices
     The three standing committees in the areas of audit, finance and compensation are as follows:

     The Finance Committee deals with the investment of surplus funds and financing arrangements generally, and advises the Managing Board on our strategies for the financing of future major capital projects. Our Corporate Treasury Department, which reports to the Finance Committee, operates within a set of strategies, policies and guidelines, which are defined by the Managing Board to cover funding, cash investment, and risk management. Members of the Finance Committee are Richard Y.C. Wong, Fredrick S.H. Ma, Ng Leung Sing and James Blake and the expert member is Alfred H.K. Li. This committee is chaired by Richard Y.C. Wong.
     The Audit Committee reviews our annual reports and financial statements prior to their submission for approval by the Managing Board. The Audit Committee also monitors accounting policies, considers matters relating to management and internal controls, and receives and appraises reports from the internal auditors and our independent registered public accounting firm. The Audit Committee is also charged with the task of reviewing the potential impact of the generally accepted accounting principles in Hong Kong and the U.S. on our financial statements as well as receiving, recommending or pre-approving audit or non-audit fees. It has also taken on the responsibility for monitoring our whistle blowing procedures, which help to ensure appropriate arrangements are in place for employees to be able to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. The members of the Audit Committee are Patrick B. Paul (Chairman), M.Y. Wan and Abraham L.H. Shek. This committee is chaired by Patrick B. Paul. The Internal Audit Department reviews the internal controls of all major financial and operational activities and reports to the Audit Committee.
     The Strategic Human Resource Committee reviews and makes recommendations to the Managing Board with respect to the appointment, termination and remuneration of executive directors who are not members of the Managing Board, and senior executives who report directly to the Chief Executive Officer. It also recommends to the Managing Board the appropriate levels of remuneration for all our staff. Members of the Strategic Human Resource Committee are Michael P.S. Tien, Patrick B. Paul, Abraham L.H. Shek, Sarah S.T. Liao and Frederick S.H. Ma and the expert member is Anita M.C. To Yu. Mrs. Paula C.M. Ko Wong resigned as an expert member on January 31, 2006. This committee is chaired by Michael P.S. Tien.
     We have also established a Capital Projects Committee and Property Committee to review and advise on our projects and property developments.
6.D Employees
     We employed a total of 6,049 full-time staff as at December 31, 2006, which was slightly more than the number of 5,879 in 2005. We had on the same date 1,964 contract staff, generally with a contract term of two years, of which approximately 35% was hired for the Tsim Sha Tsui Extension, the Ma On Shan Rail, the Lok Ma Chau Spur Line and the Kowloon Southern Link projects. Of a total of 4,524 operating staff, 1,531 belong to either the Kowloon-Canton Railway Workers Union, carried over from the time when the Kowloon-Canton Railway was operated by the Government, the Kowloon-Canton Railway Operating Staff Association or the Kowloon-Canton Railway Employees Association. Union membership is not compulsory and there has never been any union contract in effect since we were formed. We recognize the three unions for staff relationship purposes only, but do not negotiate with the unions over staff compensation or human resources policies. In parallel with the staff unions, we have set up 20 staff consultative committees with membership comprising elected staff representatives who meet regularly to communicate and consult with our staff on key issues that would affect the staff in general and to collect their feedback for consideration by the management. Through these staff consultative committees, we have maintained effective communications and consultations with our staff to resolve matters of common concern. We have not experienced any organized labor disputes since we were formed. At December 31, 2005 and 2004, we had 5,879 and 5,874 employees, respectively.

     Our Human Resource Division continuously reviews, improves and streamlines our human resources policies and practices to tie in with our business needs. We emphasize the importance of training and development, and endeavor to promote high levels of competency by encouraging all managerial and non-managerial employees to undergo training to meet current and anticipated needs. In 2006, each employee received an average of seven days training throughout the year. We believe that our relations with our employees are good, and we regularly consult with our employees on key issues that would affect the staff in general. Our employee turnover in 2006 was approximately 5.02%.
     During 2006, we made a deliberate effort to equip our staff for change and prepare them for future challenges. Numerous training and development programs were held to enhance the business skills and the overall competencies of our staff. A total of 351 training classes were organized in 2006, compared with 269 classes in 2005, representing an increase of 30%. At the core of these programs was the theme “Embracing Change for Future Success”. This series of programs covered a wide variety of topics, such as change management, career planning, presentation skills, business Putonghua, innovation, influencing skills, personal branding, understanding the railway business and personal effectiveness. During the year, 42 classes were organized with more than 3,000 staff participating.
     In partnership with the Operations Training Team, a large-scale customer service training program for all frontline staff was held from January to March in support of the “Go the Extra Mile” (“GEM”) campaign. More than 80 classes were organized with approximately 2,000 frontline staff receiving training in the provision of excellent customer service. A GEM Commendation Card scheme was also launched to acknowledge examples of outstanding customer service. At the heart of this scheme are the GEM Change Champions, an internal group of more than 100 specially selected and trained staff formed to bring about cultural change in KCRC. Whenever the Change Champions spotted an example of excellent service by our staff members, they would immediately present those staff with a Commendation Card. As a result, the satisfaction levels of passengers went up steadily, as indicated in our regular surveys during the year.
     For executive managers, we organized a 12-day mini-EMBA program delivered by a world-class executive education provider, the Richard Ivey School of Business of the University of Western Ontario. A negotiation skills workshop was also conducted by the Harvard Business School faculty.
     Outside of the classroom, our staff were encouraged to upgrade their knowledge and skills through self-learning. More than 50 e-Learning courses in language, management and IT subjects were offered to our staff so that they could study at their own pace and time, at home or in the office. Since the launch of e-Learning courses in 2002, enrolment has increased from 1,004 to more than 2,382, an increase of more than 130%. In 2006, e-Learners received an average of 8.61 e-training hours. In addition, more than 3,500 items, including books, videos and self-paced learning and multimedia training packages, were also made available to our staff at the Learning Resource Centre. The borrowing rate has increased almost three-fold from 2,420 items in 2002 to 9,170 in 2006.
     Our staff suggestion scheme, “Ideas-hub”, received more than 100 suggestions in its second year of operation. Staff submitted a wide variety of suggestions, ranging from ideas on improving our environmental initiatives and customer satisfaction levels to new ways of generating revenue and increasing safety.
     As a founding member of the Hong Kong Quality Improvement and Experience Sharing Convention, we continue to support its events. In November, we shared again our achievements with other organizations at the Convention’s annual event and won one of the grand awards for our quality circle on GEM.
     If the proposed Rail Merger with MTRCL should proceed, all our serving staff will be transferred to MTRCL on their prevailing terms and conditions. Eventually, a single set of employment terms and conditions and a common grading system will be devised for all staff. Staff will be consulted prior to the implementation of new employment terms and conditions. In the event a skill mismatch arises as a result of the Rail Merger, all necessary training and assistance will be provided to the staff concerned to facilitate their re-deployment.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A Major Shareholder
     The Government is our sole shareholder. As of December 31, 2006, the Financial Secretary Incorporated for and on behalf of the Government owns 391,200 shares of us, which represents 100% of our total shares outstanding.
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
     We have to date and expect to continue to finance the cost of the project from commercial financing facilities and internal resources.
     Under the terms of the project agreement, as regards any property development to be undertaken by us for the Kowloon Southern Link at sites either above, below or adjacent to West Kowloon Station, such development would be subject to the grant of a private treaty for a term of 50 years in a form and containing such conditions as may be prescribed by the Government. For each development, we are required to pay a premium to the Government in either installments or a lump sum. If it is to be paid in installments, the first portion would be at the prevailing market value as at the date of the grant and in respect of the subsequent installments, as at such date as may be set out in the applicable conditions of grant governing the commencement of construction of that particular phase of development. If it is to be paid in a lump sum, it would be at the prevailing market value as at the date of the grant.
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
East Rail Extensions Project Agreement
     On February 28, 2003, we entered into the subject agreement with the Government for the financing, design, construction and operations of the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line, referred to as the East Rail Extensions, and related services and facilities. The Tsim Sha Tsui Extension and the Ma On Shan Rail commenced operations on October 24, 2004 and December 21, 2004 respectively. The Lok Ma Chau Spur Line was substantially completed as of May 2007 and is scheduled to commence passenger service by mid-2007. Under the terms of the project agreement, we will be responsible for, and will bear and finance the full capital cost for the construction and operation of the East Rail Extensions, and the costs of the removal and replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the East Rail Extensions.

     We received an equity injection of HK$8 billion from the Government for the construction of the Tsim Sha Tsui Extension and the Ma On Shan Rail in March 2001. We financed the balance of the project costs from commercial financing and internal resources.
     We were granted the property development rights to four sites on the Ma On Shan Rail alignment above Tai Wai Station and Maintenance Centre, Che Kung Temple Station and Wu Kai Sha Station, and to two sites on the East Rail alignment at Fo Tan Station and Ho Tung Lau Maintenance Centre. The grant of such property development rights were to be at a premium payable to the Government and which would be assessed at the date of such grant, together with an annual rent of a specified percentage of the ratable value of the subject of such grant as assessed from time to time. We would be responsible for all works required to construct the proposed property developments. Further, we have agreed with the Government that any property development profits from these sites in excess of a specified amount would be distributed to the Government as extraordinary dividends, subject to certain exemptions.
Entrustment Agreements
     We have entered into entrustment agreements with the Government in respect of certain public infrastructure works and other works along the routes of the West Rail and the Tsim Sha Tsui Extension, the Ma On Shan Rail and the Lok Ma Chau Spur Line, referred to as the East Rail Extensions, under which we have agreed to carry out works on behalf of the Government in return for periodic reimbursements of construction costs and an agreed percentage of the total certified construction cost.
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

     In 2006, we made payments of HK$38 million to Octopus Cards Limited in respect of fees for the use of the Octopus cards system. These payments were based on the fare revenue generated from Octopus cards. No other charges were made or incurred by us in respect of the administration of the Octopus cards system. We received HK$7 million in 2006 from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.
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
     Subsidiaries of WRPDL have been formed to implement property developments along the West Rail Phase I route whereby the Government will receive the profits, if any, from each development and we will earn management fees. For a list of these subsidiaries, see “Item 4. Information on the Corporation —Organizational Structure.”
Indebtedness of Managing Board and Management
     No member of the Managing Board or the Senior Management, or any officer of KCRC is or was, during the last three years, indebted to us.
7.C Interests of Experts and Counsel
     Not applicable.
ITEM 8.FINANCIAL INFORMATION
8.A Consolidated Statements and Other Financial Information
     See “Item 17. Financial Statements” and pages F-1 through F-83.
Legal Proceedings
     As of December 31, 2006, we had contingent liabilities arising from the land resumption claims and certain contractors’ claims in respect of the construction of the Kowloon Southern Link, the West Rail and the East Rail Extensions projects where our total obligations cannot be estimated reliably. We have made provisions in our financial statements as of December 31, 2006 for our best estimate of amounts, which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by us and accounted for in our audited consolidated financial statements as of December 31, 2006. We are in the process of resolving these claims. See Note 38 to our audited consolidated financial statements.

     Other than the claims mentioned above, we are not party to any legal, mediation or arbitration proceedings, which we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
     Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare dividends in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year.
     We have not paid any dividends in 2006. In March 2007, we paid dividends of HK$82 million, representing 29.5% of our 2006 profit after taxation.
Significant Changes
     Other than described herein, no significant change has occurred since the date of the audited consolidated financial statements included in this Annual Report.
ITEM 9.THE OFFER AND LISTING
9.A The Offer and Listing Details
     The stock of KCRC is not listed on any market.
9.C Markets
     The principal trading markets for the Notes are the Hong Kong Stock Exchange, traded as selectively marketed debt securities (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), the New York Stock Exchange and the London Stock Exchange.
ITEM 10.ADDITIONAL INFORMATION
10.B Memorandum and Articles of Association
Organization and Register
     We are a statutory corporation established in Hong Kong by the KCRC Ordinance. We are registered in the Hong Kong Companies Business Registry and our Business Registration Certificate No. is 08371001-000-12-05-2.
     We were established in 1982 by the KCRC Ordinance and are empowered to undertake activities specified therein. We operate, extend and improve railways in Hong Kong. On December 24, 1982, we took over from the Government the operation of the Hong Kong section of the Kowloon-Canton Railway. We constructed the Light Rail system in the northwestern New Territories and, in 1988, the Light Rail system commenced operations.
     The KCRC Ordinance was amended in 1986, 1998 and 2001. Of the material amendments, the amendment in 1986 enabled us to construct and operate the Light Rail. The amendment in 1998 expanded our powers by permitting us to construct and operate any additional railway that the Secretary for the Environment, Transport and Works may authorize us to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive by creating the office of Chief Executive Officer of KCRC.

Pursuant to the Rail Merger Bill, the KCRC Ordinance would be amended to empower us to enter into and grant the Service Concession to MTRCL and implement the terms of the Rail Merger. The proposed amendments to the KCRC Ordinance include provisions to ensure that, during the Service Concession Period, we would not exercise our powers under the KCRC Ordinance to operate railway and bus services nor to construct new railways in a manner which is inconsistent with the powers granted to MTRCL as a consequence of the Rail Merger, and to give effect to the necessary changes of a corporate nature which would be consistent with our continuing functions following the Rail Merger.
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
     The Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board govern the proceedings of the Managing Board and the committees thereunder and were amended during 2005 and 2006, with the latest amendment approved on August 18, 2006. The First Schedule to the KCRC Ordinance provides that a member of the Managing Board who is in any way directly or indirectly interested in a contract made or proposed to be made by us or one of our subsidiaries, which is brought up by us for consideration, must disclose the nature of his interest at a meeting of KCRC. The disclosure shall be recorded in our minutes, and the member shall not, without the permission of the Chairman, take any part in any deliberation with respect to that contract and shall not in any event, vote on any question concerning it.
     Under the KCRC Ordinance, we may, as we think fit, borrow or otherwise raise money and charge all or any part of our property as security. We may also create and issue bonds, notes or other securities, which may be charged on our property, undertaking and revenue. The Managing Board is our governing body and has authority to exercise the power to borrow conferred upon it by the KCRC Ordinance.
     The Financial Secretary of the Government determines the salaries or fees and allowances that we will pay to the members of the Managing Board. The quorum of the Managing Board is five members. There is no provision in the KCRC Ordinance requiring retirement at a certain age. See “Item 6. Directors, Senior Management and Employees” for further information about our Managing Board.

     Following the implementation of the proposed Rail Merger, we would cease to have responsibility for any railway or bus operation, and we would essentially be a statutory corporation with minimal staff. For the duration of the Service Concession Period, it is intended that our Managing Board would comprise solely of Government officials, and the quorum of the Managing Board would be a simple majority of the members of the Managing Board. Pursuant to the provisions of the Rail Merger Bill, the proposed amendments to the KCRC Ordinance provide that following the implementation of the Rail Merger and for the duration of the Service Concession Period, we would not be required to appoint a Chief Executive Officer.
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
     Under the KCRC Ordinance, we may declare and pay dividends to the Government as our sole shareholder. The Financial Secretary may, after consultation with us and after taking into account the extent of our loans and other obligations, direct us to declare dividends in an amount up to the whole of our profits in any fiscal year after making allowance for any allocation to reserves and any accumulated loss disclosed in the balance sheet in the prior year.
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
10.C Material Contracts
     Pursuant to the KSL Project Agreement dated October 6, 2005, the Government awarded to us the rights for the financing, design, construction and operation of the Kowloon Southern Link and its related services and facilities. Property developments may be undertaken at sites above, below or adjacent to West Kowloon Station. Profits from the property development, net of costs and expenses we incur in respect thereof, and net of any other development-related costs to be provided for in such arrangements together with an on-cost of a specified percentage thereon, will be passed to the Government.
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

(b)	carry (or did not carry) a right to interest the amount of which (1) exceeds a reasonable commercial return on the nominal amount of the capital; or (2) falls or has fallen to be determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(c)	carry a right on repayment to an amount, which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable in respect of a similar nominal amount of capital under the terms of issue of loan capital listed on The Stock Exchange of Hong Kong Limited.
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
     The following presents information regarding our market risk exposures as of December 31, 2006. References in the following tables to “JPY” are to the Japanese Yen, “EUR” are to the Euro and “GBP” are to the Pound Sterling.
Interest Rate Risk
     For investment securities and debt instruments, the following table presents the principal amounts at maturity and related weighted average interest rates by expected maturity dates as of December 31, 2005 and 2006. The information is presented in Hong Kong dollars, which is our reporting currency. The instruments’ underlying cash flows are denominated in the currencies indicated below.

	As of December 31, 2006
	Expected Maturity Date								As of December 31, 2005
								Aggregate		Aggregate
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value (1)	Total	Fair Value (1)
	(HK$ equivalent in millions, other than interest rates)
Investment securities:
Fixed rate:
Principal amount (HK$)	—	—	—	—	—	—	—	—
Average interest rate
Principal amount (US$)	—	—	—	—	—	—	—	—	70	70
Average interest rate
Principal amount (EUR)	—	—	—	—	—	—	—	—
Average interest rate
Variable rate:
Principal amount (HK$)	—	—	—	—	—	—	—	—	20	20
Average interest rate
Principal amount (US$)	—	—	—	—	—	—	—	—	311	310
Average interest rate

Debt instruments:
Fixed rate:
Medium term note
Principal amount(US$)	—	—	(7,804)	—	—	(390)	(8,194)	(8,511)	(8,172)	(8,675)
Average interest rate			7.4%			7.9%
Principal amount(HK$)	—	—	—	—	—	(800)	(800)	(808)	(800)	(789)
Average interest rate						4.7%
The Notes
Principal amount(US$)	—	—	—	(7,804)	—	—	(7,804)	(8,323)	(7,783)	(8,522)
Average interest rate				8.2%
Export credit loan
Principal amount (US$)	(199.9)	(266.4)	(266.4)	(266.4)	(133.2)	—	(1,132.3)	(1,131.5)	(1,130)	(1,135)
Average interest rate	5.7%	5.7%	5.7%	5.7%	5.7%
Retail bond
Principal amount (HK$)	—	(300)	—	—	—	(700)	(1,000)	(1,010)	(1,000)	(989)
Average interest rate		3%				4.9%
Variable rate:

	As of December 31, 2006
	Expected Maturity Date								As of December 31, 2005
								Aggregate		Aggregate
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value (1)	Total	Fair Value (1)
	(HK$ equivalent in millions, other than interest rates)
Export credit loan
Principal amount US$)	(103.3)	(38.0)	(38.0)	(38.0)	(38.0)	(19.0)	(274.3)	(274.3)	(571)	(571)
Average interest rate	6%	6.1%	6.1%	6.1%	6.1%	6.1%

Interest rate swaps(1):
Fixed to variable rate:
Notional amount (US$)	—	—	1,560.8	1,365.7	—	—	2,926.5	42.3	2,918.7	82.9
Interest pay rate			5.7%	9.3%
Interest receive rate			7.3%	8%
Notional amount (HK$)	—	300	—	—	—	1,500	1,800	7	1,800	(35)
Interest pay rate		3.9%				4.4%
Interest receive rate		3%				4.7%

(1)	Fair value for derivative financial instruments represent the amounts we would receive or pay to close out the transactions.
Foreign Currency Exchange Rate Risk
     The table below provides information about our investment securities, debt instruments and derivative financial instruments and presents such information in Hong Kong dollars. The table summarizes information on investment securities, debt instruments and foreign exchange agreements that are sensitive to foreign currency exchange rates. For investment securities, the table presents the principal amounts at maturity and related weighted average interest rates by expected maturity dates as of December 31, 2005 and 2006. For foreign currency exchange agreements, the table presents notional amounts and weighted average exchange rates by the expected (contractual) maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the agreements.

	As of December 31, 2006
	Expected Maturity Date								As of December 31, 2005
								Aggregate		Aggregate
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value (1)	Total	Fair Value (1)
		(HK$ equivalent in millions, other than interest rates and exchange rates)
Investment securities:
Fixed rate:
Principal amount (US$)	—	—	—	—	—	—	—	—	70	70
Average interest rate
Variable rate:
Principal amount (US$)	—	—	—	—	—	—	—	—	310	310
Average interest rate

Debt instruments:
Fixed rate:
Medium term note
Principal amount (US$)	—	—	(7,804)	—		(390)	(8,194)	(8,511)	(8,172)	(8,675)
Average interest rate			7.4%			7.9%
The Notes
Principal amount (US$)	—	—	—	(7,804)	—	—	(7,804)	(8,323)	(7,783)	(8,522)
Average interest rate				8.2%
Export credit loan
Principal amount (US$)	(199.9)	(266.4)	(266.4)	(266.4)	(133.2)	—	(1,132.3)	(1,131.5)	(1,130)	(1,135)
Average interest rate	5.7%	5.7%	5.7%	5.7%	5.7%	0.0%
Variable rate:
Export credit loan
Principal amount(US$)	(103.3)	(38.0)	(38.0)	(38.0)	(38.0)	(19.0)	(274.3)	(274.3)	(571)	(571)
Average interest rate	6.1%	6.1%	6.1%	6.1%	6.1%	6.1%

Foreign exchange agreements (1):
Receive EUR/pay HK$	36.5	—	—	—	—	—	36.5	1.1	39.7	(2.0)
Average contractual exchange rate	10.0
Receive GBP/pay HK$	3.6	—	—	—	—	—	3.6	0.2	6.8	(0.1)
Average contractual exchange rate	14.5		—	—	—	—

	As of December 31, 2006
	Expected Maturity Date								As of December 31, 2005
								Aggregate		Aggregate
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value (1)	Total	Fair Value (1)
		(HK$ equivalent in millions, other than interest rates and exchange rates)
Receive JPY/pay HK$	268.7	288.6	16.3	—	—	—	573.6	(41.7)	0.8	(0.1)
Average contractual exchange rate	0.07	0.07	0.08	—	—	—
Receive US$/pay HK$	755.2	503.0	8.2	—	—	—	1,266.4	(0.2)	1,176.3	4.8
Average contractual exchange rate	7.7	7.7	7.7	—	—	—
Currency Swap (1)
Notional amount (Receive US$/ pay HK$)	—	—	7,776.4	7,017.4	—	390	15,183.8	(456)	15,184	(283)
Average interest rate			0.9%	0.5%		0.3%

(1)	Fair value for derivative financial instruments represent the amounts we would receive or pay to close out the transactions.
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
     Not applicable.
PART II
ITEM 13.DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
     Our management, with the participation of our Chief Executive Officer and our Director - Finance, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of December 31, 2006. Based on this evaluation, they have concluded that our disclosure controls and procedures are effective.
     There were no significant changes in our internal control over financial reporting (as defined in Rules 13a – 15(e) and 14d – 15(e) of the United States Securities Exchange Act of 1934 as amended) that occurred during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
(b) Management’s Annual Report on Internal Control over Financial Reporting
     Not applicable.

(c) Attestation Report of the Registered Public Accounting Firm
     Not applicable.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     Our Managing Board has determined that while none of the members of the Audit Committee qualifies as a financial expert as defined under the applicable rules of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, our Managing Board is satisfied that Patrick B. Paul, the Chairman of the Audit Committee, being a former managing partner of PricewaterhouseCoopers in Hong Kong, is sufficiently experienced and skilled in the area of financial management, application of accounting principles and internal control procedures.
ITEM 16B. CODE OF ETHICS
     Our Code of Ethics, which sets out standards designed to deter wrongdoing and promote ethical conduct among our senior financial officers, is publicly available on our website at http://www.kcrc.com/html/eng/corporate/about_kcrc/corp_governance/CorporateGovernanceManual.pdf under Section 5 of the Corporate Governance Manual .
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The fees for the professional services rendered by our independent registered public accounting firm in 2005 and 2006 are depicted in the table below. Audit-related services mainly relate to professional services rendered in connection with filing of Form 20-F. Tax services mainly relate to the statutory filing of profits tax returns for KCRC and its subsidiaries, and tax advisory services in connection with its leasing arrangements. Other services relate to the advisory services for compliance with the documentation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

	Fees	Fees		Percentage of Services
	for	for	Percentage of Services	Delivered by Part-time Staff of
	2005	2006	Approved for 2006	the Accounting Firm
	(HK$ million)
Audit services	3	3	100%	—
Audit-related services	1	1	100%	—
Tax services	1	—	100%	—
Other services	4	1	100%	—
     Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has approved and established the pre-approval policies and procedures relating to the approval of all services provided by our independent registered public accounting firm for the audit of our annual financial statements, as summarized below:
Policy
     The Audit Committee shall be responsible for the oversight of all functions performed by our independent registered public accounting firm in respect to all services provided in relation to us and our subsidiaries and, in meeting that responsibility, shall pre-approve all services and the fees to be charged for such services provided by the independent registered public accounting firm except for those services prescribed in Section 14B of the KCRC Ordinance regarding the audit of our statutory accounts, which is approved by the Managing Board by delegation of authority from our shareholder granted on November 2, 2000.

Procedures
     In order to give effect to the Audit Committee’s Terms of Reference regarding the pre-approval of services provided by our independent registered public accounting firm, the following procedures have been adopted:
•	The independent registered public accounting firm shall be required to submit to the Audit Committee as and when required, proposals specifying the nature and extent of services, which it will provide for the forthcoming year and the fees it intends to charge for such services.

•	The Audit Committee shall, in consultation with the independent registered public accounting firm, consider the proposal, determine what services shall be provided and the fees to be charged for such services, and approve the same.

•	When exercising its power to approve the proposal, the Audit Committee shall not approve any appointment or re-appointment of the independent registered public accounting firm for audit services rendered pursuant to Section 14B of the KCRC Ordinance but will consider any submissions made by the independent registered public accounting firm in this regard and make recommendations to the Managing Board.
ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     None.
ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
     Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
     See pages F-1 through F-83 incorporated herein by reference.
ITEM 18. FINANCIAL STATEMENTS
     KCRC has responded to Item 17 in lieu of responding to this Item.
ITEM 19. EXHIBITS

*1.1	Kowloon-Canton Railway Corporation Ordinance (Cap. 372).

*1.2	Kowloon-Canton Railway Corporation Regulations (Cap. 372A).

*1.3	Kowloon-Canton Railway Corporation By-laws (Cap. 372B).

1.4	Board General Standing Orders and Rules for Conduct of Corporation Business and Committees of the Managing Board (as amended).

***1.5	Kowloon-Canton Railway Corporation (Amendment) Ordinance 2001.

*2.1	Form of Indenture between the Registrant and The Bank of New York, as Trustee, including the form of the Notes.

**2.2	Instruments defining the rights of holders of KCRC’s Medium Term Note Program.

****†4.1	Project Agreement dated October 6, 2005 between KCRC and the Government of the Hong Kong Special Administrative Region for the construction and financing of the Kowloon Southern Link Project.

8.1	Subsidiaries of the Registrant: See “Item 4. Information on the Corporation––Organizational Structure.”

12.1	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Director-Finance pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Director-Finance pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Registrant’s Registration Statement on Form F-1, filed February 28, 2000 (Registration No. 33-11564)

**	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed May 30, 2001 (Registration No. 1-15004)

***	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed June 28, 2002 (Registration No. 1-15004)

****	Incorporated by reference to Registrant’s Annual Report on Form 20-F, filed July 14, 2006 (Registration No. 1-15004).

†	Portions of the exhibit have been omitted pursuant to an application for confidential treatment, which has been filed separately with the Commission.

SIGNATURE PAGE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Kowloon-Canton Railway Corporation
By:	/s/ James Blake
James Blake
Chief Executive Officer

Date: May 31, 2007

S-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF
KOWLOON-CANTON RAILWAY CORPORATION

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Income Statements for the years ended December 31, 2004, 2005 and 2006	F-3

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2004, 2005 and 2006	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2004, 2005 and 2006	F-6

Notes to the Audited Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Members of the Managing Board
Kowloon-Canton Railway Corporation:
     We have audited the accompanying consolidated balance sheets of Kowloon-Canton Railway Corporation (“the Corporation”) and its subsidiaries (“the Group”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in equity and cash flow for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in Hong Kong.
     Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 44 to the consolidated financial statements.
KPMG
Hong Kong
February 26, 2007

KOWLOON-CANTON RAILWAY CORPORATION
CONSOLIDATED INCOME STATEMENTS

			Year Ended December 31,
			2004	2005	2006
	Note		HK$	HK$	HK$
			(in millions)
Revenue	3		4,976	5,383	5,622
Operating costs before depreciation and amortization	4		2,804	3,027	3,042

Operating profit before depreciation and amortization	5		2,172	2,356	2,580
Depreciation and amortization	6		1,681	2,258	2,288

Operating profit after depreciation and amortization			491	98	292

Interest and finance income	7	(a)	444	525	499
Interest and finance expenses	7	(b)	(485)	(823)	(815)
Profit from property development			—	—	427
Share of profit of associate			15	15	27

Profit/(loss) before unrealized gains/losses			465	(185)	430
Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings	8		—	400	(198)
Net valuation gains on investment properties	13		148	171	99

Profit before taxation			613	386	331
Income tax	9	(a)	(100)	(69)	(53)

Profit for the year wholly attributable to the sole shareholder of the Corporation	10		513	317	278

Dividend payable to the sole shareholder of the Corporation attributable to the year proposed after the balance sheet date	11	(a)	172	—	82

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
CONSOLIDATED BALANCE SHEETS

			As of December 31,
	Note		2005	2006
			HK$	HK$
			(in millions)
Assets
Fixed assets	13
- Property, plant and equipment			60,127	58,498
- Investment properties			1,171	1,378

			61,298	59,876

Interest in leasehold land held for own use under operating leases	13		5,645	5,524
Construction in progress	14		10,411	13,644
Deferred expenditure	15		1,210	1,389
Properties under development	16		1,537	449
Interest in associate	18		72	99
Loans to third party	19		684	—
Loan to non-controlled subsidiary	20		3,863	4,022
Derivative financial assets	32	(e)	129	92
Investments	21		449	—
Stores and spares	22		343	362
Interest and other receivables	23		717	571
Cash and cash equivalents	24		3,394	1,947

			89,752	87,975

Liabilities
Interest and other payables	25		2,803	2,459
Accrued charges and provisions for capital projects	26		3,038	2,054
Lease payable	27		684	—
Derivative financial liabilities	32	(e)	361	540
Interest-bearing borrowings	28		19,474	19,212
Deferred income	29		541	527
Deferred tax liabilities	9	(d)	3,198	3,250

			30,099	28,042

Net Assets			59,653	59,933

Capital and Reserves
Share capital	30		39,120	39,120
Reserves	31		20,533	20,813

Total equity			59,653	59,933

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Year Ended December 31,
	Note		2004	2005	2006
			HK$	HK$	HK$
			(in millions)
Total equity at January 1			60,184	60,062	59,653
Opening balance adjustments arising from changes in accounting policies under HKAS 32 and HKAS 39	31			(568)

				59,494

Net expenses for the year recognized directly in equity:
Deficit on revaluation of available-for-sale securities	31		(54)	(15)	—

Net profit for the year:	31		513	317	278

Revaluation deficit transferred to the income statement on redemption and disposal of available-for-sale securities	31		39	29	2

Dividend approved and paid during the year	11	(b)	(620)	(172)	—

Total equity at December 31			60,062	59,653	59,933

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
CONSOLIDATED CASH FLOW STATEMENTS

		Year Ended December 31,
	Note	2004	2005	2006
		HK$	HK$	HK$
		(in millions)
Operating activities
Net cash inflow from operations	33	2,309	2,408	2,664
Net cash inflow/(outflow) from property development		(376)	340	1,505
Hong Kong profits tax paid		(1)	(1)	(1)

Net cash inflow from operating activities		1,932	2,747	4,168

Investing activities
Decrease / (increase) in deposits with banks with maturity more than three months when placed		(740)	(615)	1,084
Payments for capital expenditure:
- East Rail Extensions project		(4,534)	(2,821)	(2,038)
- Kowloon Southern Link project		(105)	(709)	(1,344)
- other capital projects and purchase of fixed assets		(2,345)	(1,459)	(1,140)
Interest received		1,358	750	237
Dividend received from associate		—	33	—
Repayment from/(loan to) non-controlled subsidiary		(24)	(84)	38
Loan to associate		—	(33)	—
Receipts on sales of fixed assets		—	4	5
Receipts on redemption and disposal of available-for-sale securities		6,740	3,311	411

Net cash inflow/(outflow) from investing activities		350	(1,623)	(2,747)

Net cash inflow before financing		2,282	1,124	1,421

Financing activities
Net cash outflow on repayment of loans		(273)	(279)	(298)
Dividend paid		(620)	(172)	—
Interest paid		(1,387)	(1,392)	(1,388)
Net cash inflow/(outflow) relating to derivative financial instruments		138	(13)	(77)
Finance expenses paid		(26)	(20)	(21)

Net cash outflow from financing activities		(2,168)	(1,876)	(1,784)

Net increase/(decrease) in cash and cash equivalents		114	(752)	(363)

Cash and cash equivalents at January 1		2,477	2,591	1,839

Cash and cash equivalents at December 31		2,591	1,839	1,476

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	24	36	42	71
Deposits with banks with maturity of less than three months when placed	24	2,555	1,797	1,405

		2,591	1,839	1,476

The accompanying notes are an integral part of these financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
1 Establishment of the Corporation
     The Kowloon-Canton Railway Corporation (“the Corporation”) was incorporated in Hong Kong under the Kowloon-Canton Railway Corporation Ordinance (“the Ordinance”) on December 24, 1982 to undertake the operation of the Hong Kong section of the Kowloon-Canton Railway. The assets, rights and liabilities of the then existing railway were vested in the Corporation on February 1, 1983 in accordance with Section 7 of the Ordinance.
     The Ordinance was amended in 1986, 1998 and 2001. The amendment in 1986 enabled the Corporation to construct and operate the Light Rail system. The amendment in 1998 expanded the Corporation’s power by permitting the Corporation to construct and operate any additional railway that the Secretary for the Environment, Transport and Works (the Secretary for Transport at the time of amendment) may authorize the Corporation to construct. The amendment in December 2001 provided for the separation of the functions and duties of the Chairman from those of the Chief Executive Officer by creating the office of Chief Executive Officer. The Chief Executive Officer was also appointed as a member of the Managing Board.
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
     The preparation of financial statements in conformity with HKFRSs and accounting principles generally accepted in Hong Kong requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the prevailing circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
     Judgements with significant effect on the financial statements and estimates with significant risk of material adjustment are discussed in note 42.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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
(d) Investments in subsidiaries
     Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operation policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.
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
     An investment in an associate is accounted for in the Group’s consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition and post-tax results of associates for the year.
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
DECEMBER 31, 2004, 2005 AND 2006
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
     All the pre-funding investments and other investments are available-for-sale investments and are recognized initially at fair value at the date of recognition plus transaction costs. The fair value is remeasured at the balance sheet date, with any resultant gain or loss accounted for as follows:
(i)	changes in fair value of pre-funding investments, together with all income generated from such investments, including interest income, exchange gains or losses, impairment losses, realized gains or losses arising from transactions in derivative financial instruments entered into for hedging foreign currency pre-funding investments and gains or losses arising from the derecognition of such investments, are capitalized to the related projects;

(ii)	changes in fair value of other investments are recognized directly in the investments revaluation reserve, except for the related impairment losses and foreign exchange gains and losses of monetary items such as debt securities, which are recognized directly in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement. When these investments are derecognized, the cumulative gain or loss previously recognized directly in the investments revaluation reserve is recognized in the income statement.
     Investments are recognized / derecognized on the trade date, which is the date the Group commits to purchase / sell the investments or when the investments expire.
(g) Derivative financial assets and liabilities
     The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its policies, the Group does not hold or issue derivative financial instruments for trading purposes.
     All the Group’s derivative financial instruments are recognized initially as derivative financial assets or liabilities at fair value. The fair value of each of the derivative financial instruments is remeasured at each balance sheet date, with any resultant gain or loss recognized immediately in the income statement, except where the derivatives qualify for cash flow hedge accounting, in which case recognition of any resultant gain or loss depends on the item being hedged as covered by the policy statement below.
(i)	Cash flow hedges

The currency swaps are designated as hedges of the variability in cash flows attributable to the foreign exchange risk of certain of the Group’s interest-bearing borrowings denominated in foreign currencies and recognized in the financial statements.

Changes in fair value of currency swaps that hedge recognized monetary liabilities in foreign currencies are recognized in the income statement as required under HKAS 39.

(ii)	Fair value hedges

The interest rate swaps are designated as hedges of the variability in the fair value attributable to interest rate risk of certain of the Group’s fixed rate interest-bearing borrowings recognized in the financial statements.

Changes in fair value of derivative financial instruments designated as hedging instruments in a fair value hedge are recognized in the income statement.

When a hedging relationship ceases to meet the requirements of hedge accounting, any adjustment to the carrying amount of the then hedged item is amortized to the income statement over the remaining life of the item based on a recalculated effective interest rate at the date amortization begins.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
2 Significant accounting policies (continued)
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
(i) Property, plant and equipment
(i)	Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and impairment losses, if any.

Property, plant and equipment utilized in the operation of rail networks and ancillary commercial activities comprises:
-	buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease; and

-	other items of plant and equipment.
The cost of property, plant and equipment vested by the Government has been determined as follows:
-	for property, plant and equipment vested on February 1, 1983 — as determined by the Financial Secretary; and

-	for property, plant and equipment vested subsequent to February 1, 1983

-	based on actual cost as reflected in the Government’s records.
The cost of property, plant and equipment acquired by the Group comprises:
-	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates;

-	any costs, such as the costs of material, direct labor, an appropriate proportion of production overheads and interest and finance income/expenses directly attributable to bringing the asset to the location and condition capable of operating in the manner intended by management; and

-	the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, where the obligation is incurred by the Group when the item is acquired.
Expenditure on property, plant and equipment, which is below $20,000 per item or expected to be fully used within one year, is expensed to the income statement as incurred.

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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
2 Significant accounting policies (continued)
(j) Depreciation
(i)	Depreciation is calculated to write off the cost of an item of property, plant and equipment less its estimated residual value, if any, using the straight-line basis over its estimated useful life as follows:

No. of years
Tunnels, bridges and roads (see note 2(j)(iii))	43-65
Buildings (see note 2(j)(iii))	50
Rolling stock	30-40
Locomotives and wagons	15-35
Lifts and escalators	20
Permanent way comprising rails, ballast, sleepers and concrete civil works (see note 2(j)(iii))	10-50
Machinery and equipment	10-30
Telecommunication and signalling systems and air-conditioning plant	5-15
Fare collection systems	15
Mobile phone systems	7-10
Furniture and fixtures	3-15
Computer and office equipment (including computer software)	3-5
Buses	10-17
Other motor vehicles	4-15
(ii)	Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a measurable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life.

(iii)	Tunnels, bridges, roads, concrete civil works and buildings situated on leasehold land are depreciated over the shorter of the unexpired term of the related lease and their estimated useful lives.
(k) Leased assets
(i)	Classification of leased assets

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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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

Land lease premiums, land resumption costs and other costs directly associated with the acquisition of leasehold land held for own use under operating leases are amortized on a straight-line basis over the period of the lease term. The cost in relation to leasehold land vested by the Government has been determined as follows:
-	vested on February 1, 1983 — as determined by the Financial Secretary; and

-	vested subsequent to February 1, 1983 — based on actual cost as reflected in the Government’s records or the costs incurred by the Corporation directly associated with the acquisition of leasehold land.
(l) Impairment of assets
(i)	Impairment of financial assets

All financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognized as follows:
-	For interest and other receivables carried at cost, an impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows (taking into account bad and doubtful debts), discounted at the current market rate of return of a similar financial asset where the effect of discounting is material.

-	For loans to third party and loan to non-controlled subsidiary carried at amortized cost, an impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (taking into account bad and doubtful debts), discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at the date of initial recognition of these assets), except where the present value is not determinable as there are no fixed repayment terms.

-	For investments, losses on revaluation are initially recognized directly in equity, or capitalised to the construction in progress or deferred expenditure where the losses are attributable to pre-funding investments relating to the equity injection received and borrowings obtained specifically for railway projects. If evidence of impairment exists, the cumulative loss that had been recognized directly in equity is removed from equity and is recognized in the income statement as an impairment loss. However, an impairment loss relating to the cumulative loss that had been capitalised to construction in progress or deferred expenditure is not charged to the income statement. The impairment loss recognized in subsequent years is accounted for as the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss previously recognized in the income statement and/or related cumulative loss capitalised to the construction in progress or deferred expenditure.

-	Impairment losses are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized. Reversals of impairment losses in such circumstances are recognized in the income statement to the extent that the cumulative impairment loss has been charged to the income statement.
(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:
-	property, plant and equipment;

-	interest in leasehold land held for own use under operating leases;

-	construction in progress;

-	deferred expenditure;

-	properties under development; and

-	interest in associate.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
2 Significant accounting policies (continued)
(l) Impairment of assets (continued)
(ii)	Impairment of other assets (continued)

If any such indication exists, the asset’s recoverable amount is estimated.
-	Calculation of recoverable amount

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

-	Recognition of impairment losses

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
-	Reversals of impairment losses

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
(m) Construction in progress
     Assets under construction and capital works for the operating railways are stated at cost less impairment losses, if any. Costs comprise direct costs of construction, such as materials, staff costs and overheads, interest and finance income/expenses and gain or loss arising from change in fair value of pre-funding investments capitalized during the period of construction or installation and testing. Capitalization of these costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or completed. The assets concerned are transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed, at which time the assets begin to be depreciated in accordance with the relevant policies. Land lease premiums, land resumption costs and other related costs incurred by the Group for the purpose of acquiring the land on which the new railways or extensions to existing railways are to be operated are initially included in construction in progress. These costs are transferred to interest in leasehold land held for own use under operating leases when the related assets are completed and ready for their intended use at which time the costs begin to be amortized in accordance with the relevant policies.
     Costs incurred by the Group in respect of feasibility studies on proposed railway related construction projects (including consultancy fees, in-house staff costs and overheads) are dealt with as follows:
-	where the proposed projects are at a preliminary review stage with no certainty of the proposed project proceeding, the costs concerned are written off to the income statement as incurred; and

-	where the proposed projects are at a detailed study stage, having demonstrated an acceptable financial viability and having obtained the Managing Board’s approval to proceed further, the costs concerned are initially dealt with as deferred expenditure and then transferred to construction in progress after the relevant project agreements are reached with the Government.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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
     Profits on property development undertaken in conjunction with property developers are recognized in the income statement as follows:
-	where the Group receives payments from property developers as a consequence of their participation in a project to develop a property, such payments are set off against the balance in properties under development in respect of that project. Any surplus amounts of payments received from property developers in excess of the balance in properties under development are transferred to deferred income. In such circumstances, further costs subsequently incurred by the Group in respect of that project are charged against the related balance of deferred income and any excess is charged to properties under development to the extent it is considered to be recoverable. The balance of deferred income is credited to income statement when the property enabling works are completed and acceptable for development, and after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Group. The balance of properties under development not previously offset by payments received from property developers is charged to the income statement where the costs are considered to be irrecoverable, together with provision for losses, if any, borne by the Group in respect of the development;

-	where the Group receives a share of profits from the sale of properties, profits are recognized upon the issue of occupation permits provided the amounts of profits can be measured reliably; and

-	where the Group retains certain assets of the development, profits are measured based on the fair value of such assets and are recognized at the time of receipt after taking into account the costs incurred by the Group in respect of the development and the outstanding risks, if any, retained by the Group in connection with the development.
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
(q) Loans to third party
     Loans to third party are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arose when the Group advanced funds directly to a third party pursuant to a lease out and lease back transaction. There is no intention that such leases will be traded. Loans to third party are initially recognized at fair value and thereafter are stated at amortized cost using the effective interest method less impairment losses, if any.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
2 Significant accounting policies (continued)
(r) Loan to non-controlled subsidiary
     Loan to non-controlled subsidiary is a non-derivative financial asset without fixed or determinable repayment terms and is not quoted in an active market. It arose when the Group entered into a shareholding agreement with the Government for the formation of a sub-group of the Corporation under an intermediate holding company, West Rail Property Development Limited (“WRPDL”), to undertake all property developments along the West Rail, Phase I route. Loan to non-controlled subsidiary is initially recognized at fair value, which is equivalent to cost, and thereafter is stated at cost less impairment losses, if any.
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
     Subsequent to initial recognition, the carrying amount of the portion of interest-bearing borrowings, which is the subject of a fair value hedge, is remeasured and the change in fair value attributable to the risk being hedged is recognized in the income statement to offset the effect of the gain or loss on the related hedging instrument.
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
DECEMBER 31, 2004, 2005 AND 2006
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

(iv)	Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:
-	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-	different taxable entities which intend to realize the current tax assets and settle the current tax liabilities on a net basis in the same period.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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
(ab) Revenue recognition
     Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:
(i)	Passenger and freight services
-	Revenue is recognized when the services are provided.
(ii)	Rental and licence income
-	Rental and licence income receivable under operating leases is recognized in the income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payment receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.
(iii)	Interest income
-	Interest income is recognized as it accrues using the effective interest method.
(iv)	Other income
-	Other income is recognized once the related services or goods are delivered and the related risks and rewards of ownership have been transferred.
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
2 Significant accounting policies (continued)
(ae) Interest and finance income/expenses
(i)	Interest and finance income includes:
(i)	interest income from bank deposits, investments and loans to other parties;

(ii)	realized gains arising from derivative financial instruments designated as hedges for borrowings;

(iii)	net gains on redemption and disposal of investments; and

(iv)	net exchange gains arising from foreign currency transactions.
(ii)	The Group’s interest and finance income arising from non-derivative financial assets is not classified as at fair value through the income statement.

Interest and finance income is credited to the income statement in the period in which it is earned, except for the portion generated from pre-funding investments which is credited to construction in progress or deferred expenditure, as appropriate.

Interest and finance expenses include:
(i)	interest payable on borrowings and lease payable;

(ii)	finance expenses including amortization of discounts/premiums and ancillary costs incurred in connection with the arrangement of borrowings calculated using the effective interest rate;

(iii)	realized losses arising from derivative financial instruments designated as hedges for borrowings;

(iv)	net realized losses on redemption and disposal of investments; and

(v)	net exchange losses arising from foreign currency transactions.
(iii)	The Group’s interest and finance expenses relate to non-derivative financial liabilities are not classified as at fair value through the income statement.

Interest and finance expenses are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.
(af) Related parties
     For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel and/or their close family members) or other entities and include entities, which are under the significant influence of related parties of the Group where those parties are individuals.
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
3 Revenue
     Revenue represents the revenue from passenger, freight and property services after eliminating inter-company transactions. The amounts recognized in revenue classified by principal activity during the year are as follows:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Transport services
Passenger services
- East Rail	3,415	3,670	3,780
- West Rail and Light Rail	798	890	922
Freight services	68	52	44

	4,281	4,612	4,746
Property services	695	771	876

	4,976	5,383	5,622

4 Operating costs before depreciation and amortization

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Staff costs
- Gross amount including retirement costs of HK$136 million (2005: HK$135 million; 2004: HK$138 million) after a forfeiture of unvested contributions of $1 million (2005: HK$2 million; 2004: HK$3 million)	2,154	2,068	2,092
- Staff costs capitalized	(692)	(547)	(549)

	1,462	1,521	1,543

Electricity and fuel	456	495	484
Repairs and maintenance	180	265	274
Stores and spares consumed	158	181	217
General supplies	32	33	31
Government rent and rates	68	82	78
Octopus cards usage fees	33	36	38
Cost of services acquired	144	150	148
Property ownership and management expenses	63	84	66
Expenses to prepare for the proposed merger with MTRCL (including staff costs of HK$2 million )	—	—	20
Others	208	180	143

	2,804	3,027	3,042

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
5 Operating profit before depreciation and amortization
(a) Operating profit before depreciation and amortization is arrived at after charging:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Fixed assets written off on disposal	24	43	24
Auditors’ remuneration
- Audit services	4	4	4
- Tax compliance services	1	1	—
- Advisory services on control documentation	—	4	1

Operating lease charges (minimum lease payments)
- Hire of plant and machinery	29	28	28
- Rental of property	13	8	9

Remuneration of Members of the Managing Board and Executive Directors who are not Members of the Managing Board
- Fees for Members of the Managing Board including the Chairman but excluding the Chief Executive Officer	1	1	1
- Contributions to retirement benefit schemes for the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	1	1	1
- Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board	34	25	26

and after crediting:

Rentals receivable from operating leases less direct outgoings of HK$20 million (2005: HK$16 million; 2004: HK$17 million) (including contingent rentals of HK$63 million (2005: HK$39 million; 2004: HK$29 million))	551	642	756

Rentals receivable from investment properties less direct outgoings of HK$11 million (2005: HK$14 million; 2004: HK$18 million)	62	38	75

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
5 Operating profit before depreciation and amortization (continued)
(b) Fees for Members of the Managing Board including the Chairman but excluding the Chief Executive Officer are shown below:

	2004	2005	2006
	HK$	HK$	HK$
	(in thousands)
Chairman
Mr Michael P S Tien	220	220	220

Members
Mr Vincent H C Cheng *	96	—	—
Dr Sarah S T Liao in the capacity of Secretary for the Environment, Transport and Works	110	110	110
Mr Vincent W S Lo	110	110	110
Mr Frederick S H Ma in the capacity of Secretary for Financial Services and the Treasury	110	110	110
Mr L S Ng **	14	110	110
Mr Patrick B Paul	110	110	110
The Honourable Abraham L H Shek ***	101	110	110
Mr Victor H W So #	9	—	—
Mr M Y Wan	110	110	110
Mr Patrick S C Wang ##	9	—	—
Professor Richard Y C Wong ###	101	110	110

	1,100	1,100	1,100

*	Mr Vincent H C Cheng resigned on November 15, 2004.

**	Mr L S Ng was appointed on November 16, 2004.

***	The Honourable Abraham L H Shek was appointed on February 1, 2004.

#	Mr Victor H W So resigned on January 31, 2004.

##	Mr Patrick S C Wang resigned on January 31, 2004.

###	Professor Richard Y C Wong was appointed on February 1, 2004.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
5 Operating profit before depreciation and amortization (continued)
(c) Emoluments of the Chief Executive Officer and Executive Directors who are not Members of the Managing Board include fixed remuneration which comprises base pay, allowances and gratuities; benefits-in-kind; retirement benefit scheme contributions and variable remuneration. Variable remuneration is paid based on the overall performance of the Corporation and the individual concerned measured against the pre-defined threshold target approved by the Managing Board. Details of emoluments are shown below:

	2006
	(in millions)
	Fixed remuneration	Contribution to	Variable
	and	retirement benefit	remuneration
	benefits-in-kind	scheme	###	Total
	HK$	HK$	HK$	HK$
Mr James Blake ## (Chief Executive Officer)	3.00	—	1.19	4.19
Mr K K Lee (Senior Director-Capital Projects)	3.12	0.32	0.91	4.35
Mr Y T Li (Senior Director-Transport)	3.22	0.29	0.81	4.32
Mr Daniel C Lam (Director-Property)	3.24	0.01	0.92	4.17
Mr Lawrence C P Li (Director-Finance)	2.28	0.22	0.44	2.94
Mrs Mimi Cunningham (Director-Human Resource)	3.18	0.01	0.86	4.05
Mr Samuel M H Lai *** (Acting Chief Executive Officer)	3.04	0.13	—	3.17

	21.08	0.98	5.13	27.19

	2005
	(in millions)
	Fixed remuneration	Contribution to	Variable
	and	retirement benefit	remuneration
	benefits-in-kind	scheme	###	Total
	HK$	HK$	HK$	HK$
Mr K K Lee (Senior Director-Capital Projects)	3.05	0.32	0.79	4.16
Mr Y T Li (Senior Director-Transport)	3.11	0.28	0.71	4.10
Mr Daniel C Lam (Director-Property)	3.25	0.01	0.82	4.08
Mr Lawrence C P Li ** (Director-Finance)	2.18	0.21	0.39	2.78
Mrs Mimi Cunningham (Director-Human Resource)	3.03	0.01	0.76	3.80
Mr Samuel M H Lai (Acting Chief Executive Officer)	3.58	0.38	0.95	4.91
Mr Ian M Thoms @@ (Director-West Rail)	1.96	0.01	—	1.97

	20.16	1.22	4.42	25.80

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
5 Operating profit before depreciation and amortization (continued)

	2004
	(in millions)
	Fixed remuneration	Contribution to	Variable
	and	retirement benefit	remuneration
	benefits-in-kind	scheme	###	Total
	HK$	HK$	HK$	HK$
Mr Samuel M H Lai * (Acting Chief Executive Officer)	4.51	0.38	0.51	5.40
Mr K K Lee * (Senior Director-Capital Projects)	3.52	0.31	0.40	4.23
Mr Y T Li * (Senior Director-Transport)	3.63	0.28	0.37	4.28
Mr Ian M Thoms (Director-West Rail)	3.48	0.01	0.39	3.88
Mr Daniel C Lam * (Director-Property)	3.71	0.01	0.41	4.13
Mr Lawrence C P Li (Director-Finance)	2.59	0.21	—	2.80
Mrs Mimi Cunningham * @ (Director-Human Resource)	2.17	0.01	0.38	2.56
Mr Jonathan H G Yu # (Director-Operations)	5.81	0.31	—	6.12
Mr Kenneth K S Leung @@ (Director-New Railway Projects)	2.03	—	—	2.03

	31.45	1.52	2.46	35.43

*	With effect from July 1, 2004, a portion of total remuneration was converted to variable remuneration related to performance.

**	With effect from January 1, 2005, a portion of total remuneration was converted to variable remuneration related to performance.

***	Mr Samuel M H Lai’s remuneration includes an end-of-service payment of $1.1 million. He left the Corporation on May 1, 2006.

@	Mrs Mimi Cunningham assumed her post with effect from May 2004.

@@	Mr Kenneth K S Leung retired on July 1, 2004 and Mr Ian M Thoms retired on July 1, 2005.

#	Mr Jonathan H G Yu left the Corporation on January 3, 2005.

##	Mr. James Blake joined the Corporation on March 22, 2006.

###	Variable remuneration mainly comprises amounts withheld from employees’ basic salary package and released for payment upon their satisfactory performance being confirmed by the Managing Board. The total variable remuneration is calculated according to a formula devised when the scheme was introduced at the request of the Managing Board.
The above includes the remuneration of the five highest paid employees of the Corporation.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
6 Depreciation and amortization

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Depreciation :
- assets leased out under operating leases	16	32	32
- other assets	1,559	2,111	2,141
- depreciation charge capitalized	(6)	(3)	(4)

	1,569	2,140	2,169

Amortization:
- amortization of interest in leasehold land held for own use under operating leases	112	118	119

	1,681	2,258	2,288

7 Interest and finance income / expenses
(a) Interest and finance income

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Interest income from deposits	48	128	143
Interest income from investments	166	60	4
Interest income from loans to third party	53	51	—
Interest income from loan to non-controlled subsidiary	241	266	320

Interest income from non-derivative financial assets	508	505	467
Realized gains arising from derivative financial instruments	197	85	32
Exchange gains (net)	15	33	—

	720	623	499
Less: Amount capitalized *	(276)	(98)	—

	444	525	499

*	Interest income capitalized for 2005 was earned at average interest rates ranging between 2.26% (2004: 1.37%) and 4.20% (2004: 2.54%) per annum.
(b) Interest and finance expenses

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Interest expense on lease payable	52	50	—
Interest expenses on other loans	1,384	1,394	1,407
Finance expenses	20	18	9

Interest and finance expenses on non-derivative financial liabilities	1,456	1,462	1,416
Realized losses arising from derivative financial instruments	102	106	126
Exchange loss (net)	—	—	40
Realized losses on redemption and disposal of investments (including HK$2 million (2005: HK$29 million; 2004: HK$39 million)) transferred from the investments revaluation reserve)	67	35	3

	1,625	1,603	1,585
Less: Amount capitalized #	(1,140)	(780)	(770)

	485	823	815

#	Interest expenses capitalized were charged at average interest rates ranging between 7.10% (2005: 6.83%; 2004: 6.02%) and 7.98% (2005: 7.54%; 2004: 6.88%) per annum.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
8 Gains/(losses) on changes in fair value of derivative financial instruments and hedged borrowings

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Net gain/(loss) arising from derivative financial instruments	—	227	(216)
Net gain arising from hedged interest-bearing borrowings	—	173	18

	—	400	(198)

9 Income tax
(a) Income tax in the consolidated income statement represents:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Current tax

Provision for Hong Kong profits tax at 17.5% of the estimated assessable profits for the year	1	1	1

Deferred tax

Origination and reversal of temporary differences	99	68	52

	100	69	53

     The provision for Hong Kong profits tax is all in respect of the estimated assessable profits for the year of the subsidiaries of the Corporation. The Corporation sustained a loss for tax purposes during the year and has accumulated tax losses carried forward of approximately HK$10,800 million at December 31, 2006 (2005: approximately HK$9,700 million; 2004: approximately HK$7,100 million) which are available to set off against future assessable profits. The tax losses do not expire under current tax legislation.
(b) Reconciliation between tax expense and accounting profit at applicable tax rates :

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Profit before taxation	613	386	331

Tax on accounting profit before taxation at 17.5%	107	67	58
Tax effect of non-deductible expenses	30	33	31
Tax effect of non-taxable revenue	(37)	(31)	(36)

Actual tax expense	100	69	53

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
9 Income tax (continued)
(c) Current tax in the balance sheet represents:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Provision for Hong Kong profits tax for the year	1	1	1
Provisional profits tax paid	(1)	(1)	(1)

	—	—	—

(d) Deferred tax assets and liabilities of the Group recognized:
     The components of deferred tax (assets)/liabilities of the Group recognized in the Group’s balance sheet and the movements during the year are as follows:

	Deferred tax (assets) / liabilities
		Depreciation
		allowances in
	Future	excess of the	Revaluation of
	benefit	related	investment
	of tax losses	depreciation	properties	Total
	HK$	HK$	HK$	HK$
	(in millions)
At January 1, 2005	(1,371)	4,454	47	3,130
Charged / (credited) to the income statement	(336)	374	30	68

At December 31, 2005	(1,707)	4,828	77	3,198

At January 1, 2006	(1,707)	4,828	77	3,198
Charged / (credited) to the income statement	(189)	224	17	52

At December 31, 2006	(1,896)	5,052	94	3,250

     The deferred tax assets and liabilities as at December 31, 2006 are expected to be recovered or settled after 12 months.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
10 Profit for the year wholly attributable to the sole shareholder of the Corporation
     Of the consolidated profit for the year amounting to HK$278 million (2005: HK$317 million; 2004: HK$513 million), HK$252 million (2005: HK$303 million; 2004: HK$502 million) has been dealt with in the financial statements of the Corporation.
11 Proposed dividend
(a) Dividend payable to the sole shareholder of the Corporation attributable to the year:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Final dividend proposed after the balance sheet date of HK$209.61 per share (2005: nil per share; 2004: HK$439.67 per share)	172	—	82

     The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.
(b) Dividend payable to the sole shareholder of the Corporation attributable to the previous financial year, approved and paid during the year:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Final dividend in respect of the previous financial year, approved and paid during the year, of nil per share (2005: HK$439.67 per share; 2004: HK$1,584.87 per share)	620	172	—

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting
     Business segment information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting. According to HKAS 14, a business segment is a distinguishable component of an enterprise that is engaged for providing an individual product or service and is subject to risks and returns different from other business segments. In determining the nature of risks and returns, HKAS 14 states that an enterprise’s internal organizational and management structure and its system of internal financial reporting form the basis for identifying the predominant source and nature of risks and returns facing the enterprise.
     No geographical segment information is shown as virtually all of the revenue and operating profit is derived from activities in Hong Kong.
2006
Operating results

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Revenue	4,746	876	5,622
Operating costs before depreciation and amortization	(2,690)	(137)	(2,827)
Inter-segment charges (1)	40	(40)	—
Depreciation and amortization	(2,233)	(38)	(2,271)

Result after depreciation and amortization	(137)	661	524
Profit from property development	—	427	427
Net valuation gains on investment properties	—	99	99

Result	(137)	1,187	1,050

Unallocated corporate expenses, depreciation and amortization			(232)
Interest and finance income			499
Interest and finance expenses			(815)
Share of profit of associate			27
Losses on changes in fair value of derivative financial instruments and hedged borrowings			(198)
Income tax			(53)

Profit after taxation			278

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting (continued)
2006
Assets and liabilities

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Assets	63,786	2,049	65,835
Properties under development	—	449	449
Interest in associate	—	—	99
Railways under construction @	—	—	14,722
Unallocated assets #	—	—	6,870

	63,786	2,498	87,975

Liabilities	339	714	1,053
Deferred income	325	202	527
Unallocated liabilities *	—	—	26,462

	664	916	28,042

@	Comprising construction and land costs of Lok Ma Chau and Kowloon Southern Link (HK$13,333 million) and planning and design costs of Shatin to Central Link and Express Rail Link/Northern Link (HK$1,389 million).

#	Comprising corporate assets and construction in progress for corporate office (HK$317 million ), derivative financial assets (HK$92 million), loan to non-controlled subsidiary (HK$4,022 million), interest and other receivables (HK$492 million) and cash and cash equivalents (HK$1,947 million).

*	Comprising interest-bearing borrowings (HK$19,212 million), accrued charges and provisions for capital projects (HK$1,983 million), interest and other payables (HK$1,477 million), deferred tax liabilities (HK$3,250 million ) and derivative financial liabilities (HK$540 million).
Other information

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Capital expenditure:
– Operational railways	414	74	488
– Railways under construction	—	—	2,817
– Unallocated capital expenditure	—	—	12

	414	74	3,317

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting (continued)
2005
Operating results

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Revenue	4,612	771	5,383
Operating costs before depreciation and amortization	(2,646)	(153)	(2,799)

Inter-segment charges (1)	38	(38)	—
Depreciation and amortization	(2,208)	(30)	(2,238)

Result after depreciation and amortization	(204)	550	346
Net valuation gains on investment properties	—	171	171

Result	(204)	721	517

Unallocated corporate expenses, depreciation and amortization			(248)
Interest and finance income			525
Interest and finance expenses			(823)
Share of profit of associate			15
Gains on changes in fair value of derivative financial instruments and hedged borrowings			400
Income tax			(69)

Profit after taxation			317

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting (continued)
2005
Assets and liabilities

	Transport
	services	Property	Consolidated
	segment	Segment	total
	HK$	HK$	HK$
	(in millions)
Assets	65,509	1,971	67,480
Properties under development	—	1,537	1,537
Interest in associate	—	—	72
Railways under construction @	—	—	11,165
Unallocated assets #	—	—	9,498

	65,509	3,508	89,752

Liabilities	645	671	1,316
Deferred income	350	191	541
Unallocated liabilities *	—	—	28,242

	995	862	30,099

@	Comprising construction and land costs of Lok Ma Chau and Kowloon Southern Link (HK$9,955 million) and planning and design costs of Shatin to Central Link and Express Rail Link/Northern Link (HK$1,210 million).

#	Comprising corporate assets and construction in progress for corporate office (HK$341 million), derivative financial assets (HK$129 million), investments (HK$449 million), loans to third party ($684 million), loan to non-controlled subsidiary (HK$3,863 million), interest and other receivables (HK$638 million) and cash and cash equivalents (HK$3,394 million).

*	Comprising interest-bearing borrowings (HK$19,474 million), accrued charges and provisions for capital projects (HK$2,912 million), lease payable (HK$684 million), interest and other payables (HK$1,613 million), deferred tax liabilities (HK$3,198 million) and derivative financial liabilities (HK$361 million).
Other information

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Capital expenditure:
– Operational railways	1,165	127	1,292
– Railways under construction	—	—	2,535
– Unallocated capital expenditure	—	—	8

	1,165	127	3,835

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting (continued)
2004
Operating results

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Revenue	4,281	695	4,976
Operating costs before depreciation	(2,447)	(128)	(2,575)
Inter-segment charges (1)	35	(35)	—
Depreciation and amortization	(1,630)	(29)	(1,659)

Result after depreciation and amortization	239	503	742
Valuation gains on investment properties	—	148	148

Result	239	651	890

Unallocated corporate expenses, depreciation and amortization			(251)
Interest and finance income			444
Interest and finance expenses			(485)
Share of profit of associate			15
Income tax			(100)

Profit after taxation			513

(1)	Inter-segment charges represent cost recoveries from other segments for services rendered.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
12 Segmental reporting (continued)
2004
Assets and liabilities

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Assets	66,530	1,682	68,212
Properties under development	—	1,892	1,892
Interest in associate	—	—	57
Railways under construction @	—	—	7,981
Unallocated assets #	—	—	13,244

	66,530	3,574	91,386

Liabilities	367	636	1,003
Deferred income	584	124	708
Unallocated liabilities *	—	—	29,613

	951	760	31,324

@	Comprising construction and land costs of Lok Ma Chau (HK$6,519 million) and planning and design costs of Shatin to Central Link, Kowloon Southern Link and Northern Link (HK$1,462 million).

#	Comprising corporate assets and construction in progress for corporate office (HK$409 million), investments (HK$4,323 million), loans to third party (HK$733 million), loan to non-controlled subsidiary (HK$3,576 million), interest and other receivables (HK$672 million) and cash and cash equivalents (HK$3,531 million).

*	Comprising interest-bearing borrowings (HK$19,748 million), accrued charges and provisions for capital projects (HK$3,875 million), lease payable (HK$717 million), interest and other payables (HK$2,022 million) and deferred tax liabilities (HK$3,251 million).
Other information

	Transport
	services	Property	Consolidated
	segment	segment	total
	HK$	HK$	HK$
	(in millions)
Capital expenditure
– Operational railways	6,678	61	6,739
– Railways under construction	—	—	2,278
– Unallocated capital expenditure	—	—	8

	6,678	61	9,025

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
13 Fixed assets and interest in leasehold land held for own use under operating leases

		Tunnels,					Interest in
		bridges,					leasehold
		roads and				Total	land
	Investment	permanent		Rolling	Other	fixed	held for
	properties	way	Buildings	stock	equipment	assets	own use
	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(in millions)
Cost or valuation:

At January 1, 2005	1,026	19,914	28,858	9,282	11,089	70,169	5,913
Transfer from construction in progress	—	43	282	(4)	314	635	—
Additions/(reversal of over-accruals)	—	284	313	(7)	37	627	72
Disposals	(26)	(16)	(6)	—	(68)	(116)	—
Fair value adjustment	171	—	—	—	—	171	—

At December 31, 2005	1,171	20,225	29,447	9,271	11,372	71,486	5,985

At January 1, 2006	1,171	20,225	29,447	9,271	11,372	71,486	5,985
Transfer from construction in progress	112	11	41	4	265	433	7
Additions/(reversal of over-accruals)	—	(6)	199	1	54	248	(9)
Disposals	(4)	(20)	(1)	(3)	(49)	(77)	—
Fair value adjustment	99	—	—	—	—	99	—

At December 31, 2006	1,378	20,210	29,686	9,273	11,642	72,189	5,983

Accumulated depreciation and amortization:
At January 1, 2005	—	384	1,417	2,244	4,069	8,114	222
Charge for the year	—	464	600	275	804	2,143	118
Written back on disposals	—	(1)	(2)	—	(66)	(69)	—

At December 31, 2005	—	847	2,015	2,519	4,807	10,188	340

At January 1, 2006	—	847	2,015	2,519	4,807	10,188	340
Charge for the year	—	473	610	274	816	2,173	119
Written back on disposals	—	(2)	—	(3)	(43)	(48)	—

At December 31, 2006	—	1,318	2,625	2,790	5,580	12,313	459

Carrying amounts:
At December 31, 2006	1,378	18,892	27,061	6,483	6,062	59,876	5,524

At December 31, 2005	1,171	19,378	27,432	6,752	6,565	61,298	5,645

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
13 Fixed assets and interest in leasehold land held for own use under operating leases (continued)
(a) Permanent way principally comprises the costs of rail tracks, sleepers, track base and ballast.
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
(d) The fair values of the Group’s investment properties, held in Hong Kong under long-term leases, at December 31, 2006 were remeasured on an open market basis, by either making reference to comparable sales in the relevant locality, or otherwise, by capitalising the net income with due allowance for reversionary income potential. The valuations were carried out by an independent firm of surveyors, CB Richard Ellis Limited, which has among its staff fellow and associate members of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued. The net fair value gain of HK$99 million (2005: HK$171 million) has been transferred to the income statement.
(e) Other than investment properties, included in fixed assets are assets leased out under operating leases with gross carrying amounts and related accumulated depreciation charges as follows:

	Gross	Related	Gross	Related
	carrying	accumulated	carrying	accumulated
	amount	depreciation	amount	depreciation
	2005	2005	2006	2006
	HK$	HK$	HK$	HK$
	(in millions)
Goods yard at Hung Hom Bay	85	11	84	13
Hung Hom Station Car Park	56	24	55	25
Offices at Hung Hom Station	23	6	23	7
Offices at Hung Hom freight building	6	1	6	1
Citylink Plaza at Sha Tin Station	144	63	144	68
Goods yard at Mongkok Station	45	7	45	8
Shops at stations	764	81	802	93
Mobile phone coverage system	84	43	84	48
Trackside Villas	30	7	36	9

	1,237	243	1,279	272

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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
13	Fixed assets and interest in leasehold land held for own use under operating leases (continued)
(f) The minimum total future amounts received by the Group under non-cancellable operating leases are expected to be received as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	663	896
After one year but within five years	704	1,739
After five years	15	155

	1,382	2,790

(g) The Group has entered into a number of individually structured transactions or arrangements with unrelated parties to lease out and lease back assets which include rolling stock, signalling equipment, revenue collection equipment and railway infrastructure. Under each arrangement, the Group has leased the assets to an overseas investor, who has prepaid all the rentals in relation to a lease agreement. Simultaneously, the Group has leased the assets back from the overseas investor and will pay the rentals on a semi-annual or annual basis in accordance with a pre-determined payment schedule. The Group has an option to purchase the overseas investor’s leasehold interest in the assets at a pre-determined date for a fixed or agreed amount and it is the intention of the Group to exercise such purchase options. The rental prepayments received from the overseas investor have been placed in deposits or invested in debt securities, or loaned to an unrelated party, the repayments of which are expected to be sufficient to meet the Group’s rental obligations and the amounts payable for exercising the purchase options under the lease agreements. As long as the Group complies with the requirements of the lease agreements, the Group will continue to be entitled to quiet enjoyment of and continued possession, use or operation of the assets subject to these arrangements. The arrangements have been entered with investors in the United States.
     As at December 31, 2006, a portion of the Group’s assets (including assets replaced during the lease periods) with a total cost of HK$10,163 million (2005: HK$11,919 million) and net book value of HK$5,572 million (2005: HK$7,579 million) is covered by eight arrangements (2005: nine arrangements). Five arrangements (2005: six arrangements) involve rolling stock, with basic lease terms of 15 to 28 years. Two arrangements, one involving signalling equipment and the other involving the revenue collection system, have a basic lease term of 15 years. The remaining arrangement involving railway infrastructure has basic lease terms of between 24 years and 27 years. Since the Group retains risks and rewards incidental to ownership of the underlying assets in respect of each arrangement and enjoy substantially the same rights to their use as before the arrangements were entered into, no adjustment has been made to fixed assets. As a result of the eight arrangements (2005: nine arrangements), the Group has received cash of HK$10,805 million (2005: HK$13,480 million) and, assuming exercise of the purchase option in each arrangement, will be obligated to make long-term lease payments over the duration of the relevant leases with a total estimated net present value at the inception of the arrangements of HK$10,292 million (2005: HK$12,681 million), the obligations of which are expected to be funded by the proceeds to be generated from existing deposits and investments and the loan repayments from a third party over the relevant lease periods.
     The total net amounts of cash received by the Group from the arrangements have been recorded as deferred income and are being amortized to the income statement over the applicable lease terms of the arrangements. The total amount of HK$24 million (2005: $39 million) recognized for the year has been included in the transport services segment in the income statement.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
13	Fixed assets and interest in leasehold land held for own use under operating leases (continued)
(h) Included in additions are amounts paid and payable or received and receivable to the Government by the Group in respect of the following:
-	HK$21 million (2005: HK$18 million) for land resumption work on the West Rail, Ma On Shan Rail and Tsim Sha Tsui Extension projects undertaken by the Government on behalf of the Group and for lease of land required for construction sites.

-	Refund of HK$25 million (accrual for 2005: HK$50 million) for land premiums payable by the Group in respect of the East Rail Extensions project.
(i) In compliance with HKAS 16 which requires an annual review of the estimated useful lives of fixed assets, an extensive review was undertaken by in-house engineers of the estimated useful lives of all major fixed asset categories during the year. With effect from January 1, 2006, the estimated useful lives of certain assets were revised after taking into consideration the actual condition of the assets and planned asset replacement programmes. Management considers that the revised useful lives better reflect the period over which the related assets will be used in the operations of the Group. These changes in accounting estimates have been adopted on a prospective basis such that the carrying value of the assets affected will be depreciated over the revised estimated useful lives. Details of the assets affected and the resultant financial effect are as follows:

			Increase in
			depreciation
	Original	Revised	charge for
	useful	useful	the year
	life	life	HK$
	(Years)	(Years)	(in millions)
Asset category

Signalling system for Tsim Sha Tsui Extension	10	5	7

Permanent way – East Rail	17	12	5

			12

(j) The carrying value of the Group’s interest in leasehold land held in Hong Kong is HK$5,497 million (2005: HK$5,617 million) under medium-term leases (less than 50 years) and HK$27 million (2005: HK$28 million) under long-term leases (50 years or above).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
14 Construction in progress
Construction in progress comprises:
2006

	Kowloon			Total
	Southern	East Rail	Other	construction
	Link	Extensions	assets	in progress
	HK$	HK$	HK$	HK$
	(in millions)
Balance as at January 1, 2006	1,307	8,648	456	10,411
Costs incurred during the year	1,533	1,845	295	3,673
Transfer to fixed assets or leasehold land	—	—	(440)	(440)

Balance as at December 31, 2006	2,840	10,493	311	13,644

2005

	Kowloon			Total
	Southern	East Rail	Other	construction
	Link	Extensions	assets	in progress
	HK$	HK$	HK$	HK$
	(in millions)
Balance as at January 1, 2005	—	6,514	472	6,986
Transfer from deferred expenditure	875	—	—	875
Costs incurred during the year	432	2,304	449	3,185
Transfer to fixed assets or leasehold land	—	(170)	(465)	(635)

Balance as at December 31, 2005	1,307	8,648	456	10,411

(a) As at December 31, 2006, land resumption costs and other costs totalling approximately HK$632 million (2005: HK$612 million) and HK$51 million (2005: HK$24 million) directly associated with the acquisition of leasehold land for the construction of the East Rail Extensions and the Kowloon Southern Link respectively are included in the balance of construction in progress. These costs will be transferred to interest in leasehold land when the land is vested in the Group by the Government, at which time the costs will begin to be amortized in accordance with relevant policies.
(b) Included in costs incurred during the year are amounts paid and payable to the Government by the Group in respect of the following:
-	HK$46 million (2005: HK$13 million) for the lease of land required for construction sites for the East Rail Extensions and Kowloon Southern Link projects. The land does not have a measurable value as it cannot be assigned and can only be used by the Group and/or its contractors.

-	HK$19 million (2005: HK$9 million) for land resumption work undertaken by the Government and compensation in respect of resumed land paid and payable by the Government on behalf of the Group in respect of the East Rail Extensions and Kowloon Southern Link projects. The Group is obligated to reimburse such sums to the Government.
(c) The costs incurred during the year are arrived at after crediting of HK$55 million (2005: HK$23 million) on-cost recovery from the Government for certain essential public infrastructure works and other works along the railways undertaken by the Group on its behalf pursuant to the entrustment agreements in respect of such entrustment works and from the subsidiary, West Rail Property Development Limited, for property development along the West Rail, Phase I route as governed by the Shareholding Agreement between the Group and the Government (see note 20).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
15 Deferred expenditure
Deferred expenditure comprises:
2006

	Shatin to	Express
	Central	Rail Link/	Total deferred
	Link	Northern Link	expenditure
	HK$	HK$	HK$
	(in millions)
Balance as at January 1, 2006	1,188	22	1,210
Expenditure during the year	—	179	179

Balance as at December 31, 2006	1,188	201	1,389

2005

	Shatin to	Kowloon	Express
	Central	Southern	Rail Link/	Total deferred
	Link	Link	Northern Link	expenditure
	HK$	HK$	HK$	HK$
	(in millions)
Balance as at January 1, 2005	1,178	279	4	1,461
Expenditure during the year	10	569	18	597
Interest and finance income/expenses	—	27	—	27
Transfer to construction in progress	—	(875)	—	(875)

Balance as at December 31, 2005	1,188	—	22	1,210

(a)	The planning, design and construction of the Shatin to Central Link was suspended in 2005 pending the announcement by the Government of its decision on how and by whom the Shatin to Central Link, to which the Government remains committed in principle, would in fact be constructed. The Corporation’s expenditure on the Shatin to Central Link is carried in the balance sheet at cost and if the Corporation in due course constructs the Shatin to Central Link, this amount will form part of the final cost of the completed project. If, however, another party were to construct the Shatin to Central Link, it is uncertain whether the Corporation would be able to recover any or all of the expenditure it has incurred on the project, and any shortfall in recovery would be written off to the Corporation’s income statement in the appropriate future accounting period.

(b)	As at December 31, 2006, land related costs totalling approximately HK$6 million (2005: HK$6 million) directly associated with the acquisition of leasehold land for the purpose of the Shatin to Central Link are included in the balance of deferred expenditure. These costs will be transferred to interest in leasehold land when the land is vested in the Corporation by the Government, at which time the costs begin to be amortized in accordance with the relevant policies.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
16 Properties under development

	2005	2006
	HK$	HK$
	(in millions)
Balance as at January 1	1,892	1,537
Expenditure incurred during the year	35	6
Amounts recovered during the year	(390)	(1,094)

Balance as at December 31	1,537	449

The balance of expenditure on properties under development is mainly related to the property enabling works for development sites at Che Kung Temple Station and Tai Wai Station. During the year, the Corporation entered into a joint venture agreement with a property developer for property developments at Tai Wai Maintenance Centre and recovered from the joint venture property developer the expenditure incurred to date for site development. The other development projects will be put out to tender from 2007 onwards in accordance with the master tender programme as agreed with the Government.
Included in the amounts recovered is a cost recovery of nil (2005: HK$88 million) from the Government in respect of the public transport interchange and property development enabling works.
17 Investments in subsidiaries
Details of the subsidiaries listed by principal activities are as follows:

		Number of		Percentage
	Place of	issued and		of shares held
	incorporation and	fully paid	Par value of	by the
Name of company	operation	ordinary shares	shares	Corporation
Property Management

Manlai Court Property	Hong Kong	25,500 ‘A’	HK$1	100%
Management Company Limited#		24,500 ‘B’	HK$1	Nil

Sun Tuen Mun Centre	Hong Kong	25,000 ‘A’	HK$1	100%
Management Company Limited		25,000 ‘B’	HK$1	100%

Royal Ascot Management	Hong Kong	25,000 ‘A’	HK$1	100%
Company Limited		25,000 ‘B’	HK$1	100%

Hanford Garden Property	Hong Kong	10,000	HK$1	100%
Management Company Limited

Pierhead Garden Management	Hong Kong	25,000 ‘A’	HK$1	100%
Company Limited		25,000 ‘B’	HK$1	100%

The Metropolis Management	Hong Kong	25,500 ‘A’	HK$1	100%
Company Limited		24,500 ‘B’	HK$1	Nil

Capital System Limited##	Hong Kong	5,000	HK$1	100%

Asset Leasing

Buoyant Asset Limited	Hong Kong	100	HK$10	100%

Advanced Asset Limited	Hong Kong	100	HK$10	100%

Quality Asset Limited	Hong Kong	100	HK$10	100%

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
17 Investments in subsidiaries (continued)

		Number of		Percentage
	Place of	issued and		of shares held
	incorporation and	fully paid	Par value of	by the
Name of company	operation	ordinary shares	shares	Corporation
Kasey Asset Limited	Hong Kong	100	HK$10	100%

Circuit Asset Limited	Hong Kong	100	HK$10	100%

Shining Asset Limited	Hong Kong	100	HK$10	100%

Fluent Asset Limited	Hong Kong	100	HK$10	100%

Kudos Asset Limited&	Hong Kong	100	HK$10	100%

Unique Asset Limited&	Hong Kong	100	HK$10	100%

Bowman Asset Limited	Cayman Islands	1,000	US$1	100%

Statesman Asset Limited	Cayman Islands	1,000	US$1	100%

Interwind Asset Limited@	Hong Kong	100	HK$10	100%

Hardy Asset Limited@	Hong Kong	100	HK$10	100%

Roving Asset Limited@	Hong Kong	100	HK$10	100%

Swanky Asset Limited@	Hong Kong	100	HK$10	100%

Telecommunication
V-Connect Limited	Hong Kong	100	HK$10	100%

Property Development (non-controlled subsidiaries)
West Rail Property	Hong Kong	51 ‘A’	HK$10	100%
Development Limited, and its 13 wholly owned subsidiaries *		49 ‘B’	HK$10	Nil

#	At December 31, 2006, the subsidiary is in the process of winding up as a result of the termination of the business of property management in Manlai Court.

##	At December 31, 2006, the subsidiary is in the process of winding up as it is no longer serving any commercial function.

&	At December 31, 2006, the subsidiaries are in the process of winding up as the concerned leasing transaction was terminated in 2006.

@	At December 31, 2006, the subsidiaries are in the process of de-registration as the proposed leasing transactions have not materialized.

*	These subsidiaries are held by the Corporation for the sole purpose of developing commercial or residential property along the West Rail, Phase I route on behalf of the Government. Their financial statements are excluded from consolidation as the Corporation has no effective control over nor beneficial interests in the net assets of these subsidiaries, other than the amount of capital provided.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
17 Investments in subsidiaries (continued)
     A summary of consolidated financial information of WRPDL and its subsidiaries based on the management accounts of these companies as of December 31, is as follows:

	2005	2006
	HK$	HK$
	(in millions)
Assets	3,861	4,046
Liabilities	3,863	4,048
Equity	(2)	(2)
Revenue	—	—
Profit / (loss) after tax for the year	—	—
18 Interest in associate
The interest in associate is as follows:

	2005	2006
	HK$	HK$
	(in millions)
Share of net assets	39	66
Loan to associate	33	33

	72	99

     Details of the associate, which is incorporated and operates in Hong Kong, are as follows:

	Number of issued
	and fully paid	Par value	Percentage of
Name of company	ordinary shares	of shares	shares held
Octopus Holdings Limited	42,000,000	HK$1	22.1%
     The Corporation and four other local transport companies (including the MTR Corporation Limited (“MTRCL”)) entered into an agreement in 1994 to develop and operate the Octopus cards system through a central body called Octopus Cards Limited.
     On October 21, 2005, the Corporation and the other shareholders of Octopus Cards Limited divested themselves of all their shares in Octopus Cards Limited to a new holding company, Octopus Holdings Limited, in consideration for the issue to them of new shares in Octopus Holdings Limited.
     Immediately after completion of the sale and purchase of shares in Octopus Cards Limited, the shareholders of Octopus Holdings Limited made a loan in aggregate amounting to HK$150 million to Octopus Holdings Limited, pursuant to a Subordinated Loan Agreement, with each shareholder lending an amount in proportion to its shareholding in Octopus Holdings Limited. The loan to associate from the Corporation bears interest at 5.5% per annum. It is unsecured and repayable in whole or in part at any time before October 20, 2010. During the year, the Group received an interest payment from Octopus Holdings Limited, amounting to HK$2 million (2005: nil).
     During the year, the Group made payments to Octopus Cards Limited, amounting to $38 million (2005: $36 million) in respect of fees for the use of the Octopus cards system. These payments were based on the fare revenue generated from Octopus cards. No other charges were made or incurred by the Group in respect of the administration of the Octopus cards system. The Group received $7 million (2005: $7 million) from Octopus Cards Limited in respect of ticket loading agent fees for providing add-value amounts on Octopus cards and handling fees for issuing new cards and handling refunds for returned cards.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
18 Interest in associate (continued)
     A summary of financial information of the associate based on the consolidated management accounts of Octopus Holdings Limited as of December 31 is as follows:

	2005	2005	2006	2006
	HK$	HK$	HK$	HK$
	(in millions)
		Group’s		Group’s
		effective		effective
	100%	interest (22.1%)	100%	interest (22.1%)
Assets	1,833	405	2,180	482
Liabilities	1,653	366	1,882	416
Equity	180	39	298	66
Revenue	354	78	405	90
Profit after tax for the year	69	15	118	27
19 Loans to third party
     The loans in 2005 related to one of the lease arrangements entered into by the Group. Under such lease arrangement, the future lease payments were to be funded by the interest earned on certain loans to third party and the repayment of those loans. In 2006, the lease arrangement was terminated and those loans to third party were offset against the termination amount payable by the Group under the agreements for terminating the lease.
20 Loan to non-controlled subsidiary
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
20 Loan to non-controlled subsidiary (continued)
     Subsidiaries of WRPDL have been formed to handle the property developments along the West Rail, Phase I route. The Government will receive the profits less losses from the developments whereby the Corporation will recover the on-costs for the handling of the property developments along the route.
     The loan to non-controlled subsidiary is expected to be recovered as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	1,202	153
After one year	2,661	3,869

	3,863	4,022

21 Investments
Investments comprise:

	2005	2006
	HK$	HK$
	(in millions)
Available-for-sale debt securities
- Listed outside Hong Kong	31	—
- Unlisted	369	—
Interest-bearing deposits temporarily placed with the custodian bank	49	—

Total fair value of investments	449	—

Total market value of listed investments	31	—

22 Stores and spares
Stores and spares are expected to be consumed as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	159	133
After one year	184	229

	343	362

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
23 Interest and other receivables
(a) Interest and other receivables comprise:

	2005	2006
	HK$	HK$
	(in millions)
Interest receivable	42	8
Amount due from the Government	432	312
Debtors, deposits, prepayments and revenue in arrears	243	251

	717	571

     The amount due from the Government represents amounts receivable for certain essential public infrastructure works and other works along the railways undertaken on behalf of the Government pursuant to the respective entrustment agreements and project agreements with the Government.
(b) Interest and other receivables are expected to be recovered as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	651	531
After one year	66	40

	717	571

(c) Included in interest and other receivables are debtors with the following ageing analysis :

	2005	2006
	HK$	HK$
	(in millions)
Current	573	440
Less than one month overdue	3	2
One to three months overdue	3	3
More than three months overdue	5	1

Total debtors	584	446

Deposits, prepayments and revenue in arrears	133	125

	717	571

     Normally, no credit is allowed except for revenue sharing arrangements in which the normal credit period is one month. For the amount due from the Government regarding the entrustment works undertaken by the Group on behalf of the Government, the normal credit period is 21 days pursuant to the respective entrustment agreements.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
24 Cash and cash equivalents
      Cash and cash equivalents comprise :

	2005	2006
	HK$	HK$
	(in millions)
Deposits with banks
- Within three months to maturity when placed	1,797	1,405
- More than three months to maturity when placed	1,555	471
Cash at bank and in hand	42	71

Cash and cash equivalents in the balance sheets	3,394	1,947
Less: deposits with banks with more than three months to maturity when placed	(1,555)	(471)

Cash and cash equivalents in the consolidated cash flow statement	1,839	1,476

25 Interest and other payables
(a) Interest and other payables comprise:

	2005	2006
	HK$	HK$
	(in millions)
Interest payable	486	462
Deposits and advances	1,075	1,151
Creditors and accrued charges	1,242	846

	2,803	2,459

(b) Interest and other payables are expected to be settled as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	2,132	1,697
After one year	671	762

	2,803	2,459

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
25 Interest and other payables (continued)
(c) Included in interest and other payables are creditors with the following ageing analysis:

	2005	2006
	HK$	HK$
	(in millions)
Due within one month or on demand	641	557
Due between one month to three months	234	219
Due between three months to six months	45	43
Due after six months	255	199

Total creditors	1,175	1,018
Deposits and advances	1,075	1,151
Accrued charges	553	290

	2,803	2,459

26 Accrued charges and provisions for capital projects
     The balance includes accrued charges and provisions for claims related to capital projects. Accrued charges will be settled upon certification of work done. Provisions for claims relate mainly to the West Rail, East Rail Extensions and Kowloon Southern Link projects.
     The balance includes an aggregate amount of HK$1,361 million (2005: HK$1,584 million) payable to the Government mainly for land premium, resumption and associated costs in relation to the West Rail, East Rail Extensions, Shatin to Central Link and Kowloon Southern Link projects.
     During the year, the Group made additional provisions for claims and land premium, resumption and associated costs of HK$90 million and reversed or utilized amounts totalling HK$566 million. As of December 31, 2006, provision for claims and land premium, resumption and associated costs totalled HK$1,460 million.
     Accrued charges and provisions for capital projects are expected to be settled or utilized as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	1,814	1,080
After one year	1,224	974

	3,038	2,054

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
27 Lease payable
     The lease payable in 2005 related to one of the lease arrangements entered into by the Group. Under such lease arrangement, the lease payable was to be funded by the interest earned on certain loans to a third party and the repayment of those loans. In 2006, the lease arrangement was terminated and the lease payable together with the termination amount payable by the Group was settled with the loans to the third party under the agreements for terminating the lease.
28 Interest-bearing borrowings
(a) Interest-bearing borrowings comprise:

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	2005	2005	2006	2006
	HK$	HK$	HK$	HK$
	(in millions)
Capital market instruments
HK dollar Retail notes due 2008 and 2013 - see (c) below	989	989	963	1,010
US dollar notes due 2010 - see (d) below	7,753	8,522	7,779	8,323
US dollar notes due 2009 - see (e) below	7,856	8,231	7,866	8,078
HK dollar notes due 2013 - see (e) below	789	789	808	808
US dollar notes due 2014 - see (e) below	387	444	389	433

	17,774	18,975	17,805	18,652

Export credit loans - see (f) below	1,700	1,706	1,407	1,406

	19,474	20,681	19,212	20,058

(b)	The fair values of capital market instruments and export credit loans were determined using discounted cash flow techniques.

(c)	The Corporation issued 3% notes due 2008 with an aggregate nominal value of HK$300 million at a premium and 4.8% notes due 2013 with an aggregate nominal value of HK$700 million at a premium on June 6, 2003. All the notes issued are unsecured and rank equally with all of the Corporation’s other unsecured senior indebtedness.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
28 Interest-bearing borrowings (continued)
(d) The Corporation issued 8% notes due 2010 with an aggregate nominal value of US$1 billion at a discount on March 16, 2000. These notes are registered with the United States Securities and Exchange Commission and listed on The Stock Exchange of Hong Kong Limited, the London Stock Exchange plc and the New York Stock Exchange, Inc. All the notes issued are unsecured and rank equally with all of the Corporation’s other unsecured senior indebtedness.
(e) The Corporation issued 7.25% notes due 2009 with an aggregate nominal value of US$1 billion at a discount on July 27, 1999, 7.77% notes due 2014 with an aggregate nominal value of US$50 million at a discount on November 17, 1999, and 4.65% notes due 2013 with an aggregate nominal value of HK$800 million at par on June 9, 2003 under its US$3 billion medium term note programme. All the notes issued are unsecured and rank equally with all of the Corporation’s other unsecured senior indebtedness.
(f) During the year, the Corporation has repaid US$33.4 million under a US$337.7 million export credit loan facility provided by Japan Bank for International Cooperation. As at December 31, 2006, the outstanding balance of the facility amounted to US$153.4 million, of which about 95% bore interest at a fixed rate and the remaining 5% bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on April 21, 2003. The loan ranks equally with all of the Corporation’s other unsecured senior indebtedness.
     During the year, US$0.1 million has been drawn and US$4.9 million has been repaid by the Corporation under a US$42 million export credit loan facility provided by Export Development Canada. As at December 31, 2006, the outstanding balance of the facility amounted to US$26.8 million, which bore interest at a rate of LIBOR plus a margin. The loan is unsecured and repayable by seventeen semi-annual instalments commencing on May 4, 2004. The loan ranks equally with all of the Corporation’s other unsecured senior indebtedness.
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
(h) At December 31, 2006, the interest-bearing borrowings were repayable as follows:

		Capital market	Export credit
	Total	instruments	loans	Total
	2005	2006	2006	2006
	HK$	HK$	HK$	HK$
		(in millions)
Within one year	299	—	305	305
After one year but within two years	304	293	307	600
After two years but within five years	16,817	15,645	786	16,431
After five years	2,054	1,867	9	1,876

	19,474	17,805	1,407	19,212

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
29 Deferred income
(a) The balance of deferred income includes cash received from property developers for property development sites along East Rail and Ma On Shan Rail, cash receipts arising from the lease out and lease back arrangements and cash received from the telecommunication operators for the leasing of telecommunication networks. The cash received from property developers will be utilized for costs to be incurred by the Group in respect of the relevant property development. The unutilized balance will be credited to the income statement when the property enabling works are completed and accepted for development and after taking into account the outstanding risks and obligations in connection with the development, if any, retained by the Group. The balance relating to the lease out and lease back arrangements and telecommunication networks is amortized and credited to income statement over the applicable lease terms.
(b) Movements on deferred income comprise:

	2005	2006
	HK$	HK$
	(in millions)
Balance at January 1	708	541
Net amount received and receivable	76	445
Provision for amount payable upon termination of a lease arrangement	(196)	—
Recognized in the income statement	(47)	(459)

Balance at December 31	541	527

(c) Deferred income is expected to be recognized in the income statement as follows:

	2005	2006
	HK$	HK$
	(in millions)
Within one year	32	32
After one year	509	495

	541	527

30 Share capital

	2004		2005		2006
	No. of	HK$	No. of	HK$	No. of	HK$
	shares	(in millions)	shares	(in millions)	shares	(in millions)
Share capital:

Authorised:
Shares of HK$100,000 each	425,000	42,500	425,000	42,500	425,000	42,500

Issued and fully paid:
At December 31	391,200	39,120	391,200	39,120	391,200	39,120

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
31	Reserves

		Investments
	Development	revaluation	Retained
	reserve	reserve	profits	Total
	HK$	HK$	HK$	HK$
	(in millions)
Balance at January 1, 2004	6,535	(1)	14,530	21,064
Dividend approved in respect of the previous year	—	—	(620)	(620)
Net surplus/(deficit) arising from revaluation	—	(54)	—	(54)
Net deficit transferred to the income statement on redemption and disposal	—	39	—	39
Profit for the year	—	—	513	513

Balance at December 31, 2004	6,535	(16)	14,423	20,942

Balance at January 1, 2005
- before opening balance adjustments	6,535	(16)	14,423	20,942
- opening balance adjustments	—	—	(568)	(568)

- after opening balance adjustments	6,535	(16)	13,855	20,374
Transfer to retained profits	(6,535)	—	6,535	—
Net deficit arising from revaluation	—	(15)	—	(15)
Net deficit transferred to the income statement on redemption and disposal	—	29	—	29
Dividend approved in respect of the previous year	—	—	(172)	(172)
Profit for the year	—	—	317	317

Balance at December 31, 2005	—	(2)	20,535	20,533

Balance at January 1, 2006	—	(2)	20,535	20,533
Net deficit transferred to the income statement on redemption and disposal	—	2	—	2
Profit for the year	—	—	278	278

Balance at December 31, 2006	—	—	20,813	20,813

(a) Included in the retained profits of the Group is an amount of HK$57 million (2005: HK$30 million; 2004: HK$48 million) being the retained profits attributable to an associate.
(b) The development reserve represents appropriations of all profits from property developments prior to 2005 to retained reserves within the Corporation. The development reserve was created in accordance with the relevant provisions of the Ordinance.
     In 2005, the balance of the development reserve was transferred to retained profits upon the approval from the Financial Secretary of the Government in accordance with the relevant provisions of the Ordinance.
(c) Pursuant to the relevant provisions of the Ordinance, the reserves available for distribution comprise an amount out of the whole or part of the profits of the Corporation in any financial year after making allowance for any sums carried to the credit of the development reserve and any accumulated loss at the end of the financial year prior to the year in which the distribution is declared. The fair value change of financial assets and liabilities and investment properties, net of related deferred tax, recognized in retained profit are not available for distribution to the sole shareholder because they are not realized profits of the Corporation. As at December 31, 2006, the amount of reserves available for distribution to the sole shareholder amounted to HK$20,720 million (2005: HK$20,384 million ; 2004: HK$14,143 million).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
31	Reserves
(d)	With effect from January 1, 2005 in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial assets and liabilities. Details of the changes are as follow.
(i)	Investments

In prior years, investments were classified as investments held for non-trading purposes and were stated at fair value with changes in fair value recognized in the investments revaluation reserve.

With effect from January 1, 2005, and in accordance with HKAS 39, all investments are classified as available-for –sale securities and carried at fair value. Changes in fair value of available-for-sale securities are recognized in investments revaluation reserve except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset when necessarily takes a substantial period of time to get ready for its intended use. There is no financial effect of this change in accounting policy.

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

32	Financial assets and liabilities
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32	Financial assets and liabilities (continued)
(b)	Interest rate risk
     (i) Hedging
     The Group’s interest rate risk arises from its long-term borrowings. Borrowings at variable rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk. The Group aims to maintain the proportion of its fixed rate borrowings at between 30% and 75% of total borrowings. At the year end, 74% of total borrowings were at fixed rates.
     The Group enters into receive-fixed-pay-floating interest rate swaps to hedge the fair value interest rate risk arising from fixed rate borrowings as well as to achieve an appropriate mix of fixed and floating rate exposure.
     At December 31, 2006, the Group had interest rate swaps with a notional contract amount of HK$800 million (2005: HK$3,356 million) which qualify as fair value hedges. These interest rate swaps are stated at fair value with changes in fair value being recognized in the income statement to offset the effect of the gain or loss on the related hedged portion of interest-bearing borrowings.
     The net fair value of interest rate swaps entered into by the Group at December 31, 2006 was HK$7 million (2005: HK$88 million) comprising assets of HK$7 million (2005: HK$124 million) and liabilities of nil (2005: HK$36 million). These amounts are recognized as derivative financial assets.
     Occasionally, the Group manages its cash flow interest rate risk by using receive-floating-pay-fixed interest rate swaps. There were no such swaps outstanding as at December 31, 2006.
     (ii) Fair value through income statement
     For interest rate swaps where the hedging relationships do not qualify as fair value hedges, changes in their fair values are recognized in the income statement.
     At December 31, 2006, the Group had such interest rate swaps with a notional contract amount of HK$3,927 million (2005: HK$1,362 million) and net fair value of HK$42 million (2005: HK$40 million) comprising assets of HK$83 million (2005: nil) and liabilities of HK$41 million (2005: HK$40 million).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32	Financial assets and liabilities (continued)

(b)	Interest rate risk (continued)
     (iii) Effective interest rate and repricing analysis
     In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they will be repriced or are mature.
2006

	Effective		One year			More than
	interest	Total	or less	1-2 years	2-5 years	5 years
	rate	HK$	HK$	HK$	HK$	HK$
	%	(in millions)
Period in which assets/(liabilities) are repriced before maturity
Loan to non-controlled subsidiary	8.55	4,022	4,022	—	—	—
Interest-bearing borrowings	5.97	(274)	(274)	—	—	—

		3,748	3,748	—	—	—

Period in which assets/(liabilities) are not repriced before maturity
Cash and cash equivalents	4.74	1,947	1,947	—	—	—
Interest-bearing borrowings	7.30	(18,938)	(200)	(559)	(16,311)	(1,868)
Effect of interest rate swaps	(0.08)	—	4,705	(293)	(2,934)	(1,478)

		(16,991)	6,452	(852)	(19,245)	(3,346)

2005

	Effective		One year			More than
	interest	Total	or less	1-2 years	2-5 years	5 years
	rate	HK$	HK$	HK$	HK$	HK$
	%	(in millions)
Period in which assets/(liabilities) are repriced before maturity
Investments	3.87	331	331	—	—	—
Loan to non-controlled subsidiary	8.24	3,863	3,863	—	—	—
Interest-bearing borrowings	4.94	(571)	(571)	—	—	—

		3,623	3,623	—	—	—

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32	Financial assets and liabilities (continued)
(b)	Interest rate risk (continued)
     (iii) Effective interest rate and repricing analysis (continued)

	Effective		One year or			More than 5
	interest	Total	less	1-2 years	2-5 years	years
	rate	HK$	HK$	HK$	HK$	HK$
	%	(in millions)
Period in which assets/(liabilities) are not repriced before maturity
Loans to third party	6.96	684	34	36	124	490
Investments	2.95	118	118	—	—	—
Cash and cash equivalents	4.03	3,394	3,394	—	—	—
Lease payable	6.96	(684)	(34)	(36)	(124)	(490)
Interest-bearing borrowings	7.15	(18,903)	—	(199)	(16,698)	(2,006)
Effect of interest rate swaps	(0.74)	—	4,781	—	(3,295)	(1,486)

		(15,391)	8,293	(199)	(19,993)	(3,492)

(c)	Foreign exchange risk
     The Group derives its revenues almost entirely in Hong Kong dollars and is therefore exposed to foreign exchange risk arising only from borrowings, purchases, and capital expenditure payments in relation to the development of new railways that are denominated in foreign currencies.
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

Changes in the fair value of currency swaps that economically hedge monetary assets and liabilities in foreign currencies are recognized in the income statement. The net fair value of currency swaps used by the Group as economic hedges of monetary assets and liabilities in foreign currencies at December 31, 2006 and recognized as derivative financial liabilities was HK$456 million (2005: HK$283 million), which was recognized as derivative financial liabilities.

(ii)	Fair value through income statement

Changes in the fair value of forward exchange contracts for which no hedge accounting is applied are recognized in the income statement. The net fair value of forward exchange contracts recognized as a net derivative financial liability was HK$41 million (2005: HK$3 million of net derivative financial assets), which comprises assets of HK$2 million (2005: HK$5 million) and liabilities of HK$43 million (2005: HK$2 million).

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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32 Financial assets and liabilities (continued)
(c) Foreign exchange risk (continued)
(iii)	The financial assets and liabilities denominated in currencies other than the functional currency of the Corporation are shown as follows:

	2005	2006
	(expressed in foreign currency)
	(in millions)
US dollars
Non-derivative financial assets
- Loans to third party	88	—
- Investments	55	—
- Interest and other receivables	6	1
- Cash and cash equivalents	292	178

	441	179

Derivative financial assets
- Interest rate swaps	16	10
- Forward exchange contracts	1	—

	17	10

Non-derivative financial liabilities
- Interest and other payables	87	56
- Accrued charges and provisions for capital projects	5	1
- Lease payable	88	—
- Interest-bearing borrowings	2,274	2,235

	2,454	2,292

Derivative financial liabilities
- Interest rate swaps	5	5
- Currency swaps	36	58

	41	63

Euros
Non-derivative financial assets
- Cash and cash equivalents	1	2

Japanese yen
Non-derivative financial assets
- Cash and cash equivalents	—	87

Non-derivative financial liabilities
- Accrued charges and provisions for capital projects	—	916

Derivative financial liabilities
- Forward exchange contracts	1	630

Swiss francs
Non-derivative financial assets
- Cash and cash equivalents	8	7

(d) Liquidity risk
     The Group aims to secure committed credit facilities well ahead of funding needs. This protects the Group against possible adverse market conditions which may result in difficulties in raising funds to meet payment obligations. The Group has put in place committed revolving facilities and uncommitted stand-by facilities to cater for short-term liquidity requirements.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32	Financial assets and liabilities (continued)
(e) Fair value
     The fair values of all financial assets and liabilities are set out in the following tables except for those financial assets and liabilities with carrying amounts not materially different from their fair values as at December 31, 2006 and December 31, 2005.

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	2005	2005	2006	2006
	HK$	HK$	HK$	HK$
	(in millions)
Non-derivative financial assets
- Loans to third party	684	668	—	—
- Loan to non-controlled subsidiary	3,863	4,105	4,022	4,468

	4,547	4,773	4,022	4,468

Derivative financial assets
- Interest rate swaps	124	124	90	90
- Forward exchange contracts	5	5	2	2

	129	129	92	92

Non-derivative financial liabilities
- Lease payable	(684)	(668)	—	—
- Interest-bearing borrowings	(19,474)	(20,681)	(19,212)	(20,058)

	(20,158)	(21,349)	(19,212)	(20,058)

Derivative financial liabilities
- Interest rate swaps	(76)	(76)	(41)	(41)
- Currency swaps	(283)	(283)	(456)	(456)
- Forward exchange contracts	(2)	(2)	(43)	(43)

	(361)	(361)	(540)	(540)

(f) Estimation of fair value
     The following summarises the major methods and assumptions used in estimating the fair values of financial assets and liabilities reflected in the tables set out in note 32(e) above.
(i)	Investments

The fair value of financial assets traded in active markets was based on quoted market prices at the balance sheet date.

(ii)	Interest rate swaps, currency swaps and forward exchange contracts

The fair value of interest rate swaps and currency swaps was based on the present value of the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account prevailing interest rates, foreign exchange rates and creditworthiness of the swap counterparties. The fair value of forward exchange contracts was based on the quoted market price at the balance sheet date, being the present value of the quoted forward price. Discounted cash flows techniques were used in determining the fair value of swaps.

(iii)	Loan to non-controlled subsidiary and interest-bearing borrowings

Where applicable, fair value was calculated based on discounted cash flows of expected future principal and interest payments.

(iv)	Loans to third party and lease payable

The fair value was estimated based on the present value of future cash flows.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
32 Financial assets and liabilities (continued)
(f) Estimation of fair value (continued)
(v)	Discount rates used for determining fair value

The Group used the applicable yield curve at the balance sheet date plus an adequate constant credit spread to discount financial assets and liabilities. The interest rates used were as follows:

	2005	2006
Interest rate swaps, currency swaps	4.22% - 5.43%	3.99% - 5.54%
Loan to non-controlled subsidiary and interest-bearing borrowings	4.05% - 5.82%	3.69% - 6.39%
Loans to third party and lease payable	7.43% - 7.83%	—
33	Notes to the consolidated cash flow statement

Reconciliation of operating profit after depreciation and amortization to net cash inflow from operations

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Operating profit after depreciation and amortization	491	98	292

Depreciation and amortization	1,681	2,258	2,288
Fixed assets written off	24	43	24
Increase in stores and spares	(65)	(24)	(19)
Decrease/(increase) in other receivables	(262)	194	210
Increase/(decrease) in other payables and deferred income	440	(177)	(131)
Decrease in loans to third party	—	16	—

Net cash inflow from operations	2,309	2,408	2,664

34 Related parties
     The Corporation is wholly owned by the Government. The Corporation has entered into transactions with the Government in respect of the developments of the West Rail, Phase I route, East Rail Extensions and Kowloon Southern Link which are considered to be related party transactions under HKAS 24 and these are disclosed in notes 1, 2(c), 5, 13(h), 14(a), (b) and (c), 15(b), 16, 17, 20, 23 and 26 to the financial statements. Transactions with Government departments and agencies in the course of their normal dealings with the Corporation are not considered to be related party transactions.
     Members of the Managing Board, the Executive Directors who are not Members of the Managing Board, members of the Management Committee and parties related to them are also related parties of the Corporation. During the year there were no significant transactions with any such parties other than their remuneration which is disclosed in note 5 to the financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
34	Related parties (continued)
     Major related party transactions entered into by the Group in prior years which are still relevant for the current year comprise:
(i)	On September 15, 1998, the Government approved the construction of West Rail, Phase I to be undertaken by the Corporation. The West Rail Project Agreement, which set out how the project was to be undertaken and the respective obligations of the Government and the Corporation in terms of the financing, design, construction and operation of West Rail, Phase I, was signed on October 23, 1998. On February 24, 2000, the Corporation and the Government entered into a shareholding agreement for undertaking all property developments along the West Rail, Phase I route (note 20).

(ii)	The Corporation entered into a project agreement for the East Rail Extensions with the Government in February 28, 2003. The project agreement provided for the financing, design, construction and operations of the East Rail Extensions and related services and facilities.

(iii)	The Corporation entered into a project agreement for the financing, design, construction and operation of Kowloon Southern Link (“KSL”) with the Government on October 6, 2005. Under the terms of the KSL Project Agreement, the Corporation will be responsible for, and will finance the entire capital cost of constructing the Kowloon Southern Link, along with the costs of the removal, replacement, modification or improvement of existing facilities affected by or required as a consequence of the construction of the Kowloon Southern Link.

(iv)	The Corporation accepted an offer from the Government to allow the Corporation to proceed with the development of the site at Ho Tung Lau and Wu Kai Sha in March 2003 and October 2005 respectively.
     During the year, the Group entered into the following material related party transactions:
(i)	The Corporation accepted an offer from the Government to allow the Corporation to proceed with the development of the site at Tai Wai Maintenance Centre in July 2006.

(ii)	In the construction of the new railway projects, certain essential project works are embedded within the infrastructure works to be undertaken by the Government or its related parties. The Government and its related parties have entered into entrustment agreements and certain services agreements with the Corporation under which the Corporation has agreed to carry out works on behalf of the Government and provide operational services such as maintenance and building management services. The works done and services provided by the Corporation are reimbursable and the details of amounts payable and receivable as at December 31, 2006 are provided in notes 14 and 23 respectively.

(iii)	Octopus Cards Limited earned fees for the use of the Octopus cards system from the Corporation and paid ticket loading agent fees, handling fees and interest to the Corporation. Details of the transactions are disclosed in note 18 to the financial statements.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
35 Outstanding commitments
(a) Commitments outstanding in respect of capital expenditure not provided for in the financial statements were as follows:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Investment properties
- authorized and contracted for	1	41	2
- authorized but not contracted for	51	7	2

Property, plant and equipment
- authorized and contracted for	2,601	4,093	3,860
- authorized but not contracted for	1,964	3,778	3,784

Interest in leasehold land held for own use under operating leases
- authorized and contracted for	349	291	219
- authorized but not contracted for	—	30	38

Balance at December 31,	4,966	8,240	7,905

(b) The total future minimum lease payments under non-cancellable operating leases for property with varying terms and renewal rights are payable as follows:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Within one year	40	46	38
After one year but within five years	18	94	49

Balance at December 31,	58	140	87

     The operating leases are mainly related to work areas used for construction of new railways. During the year, amounts payable under operating leases totalling HK$46 million (2005: HK$22 million) were capitalized as part of construction in progress or deferred expenditure, as appropriate.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
36 Retirement benefit scheme
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
     The Group’s total retirement cost charged to the income statement includes the retirement costs for both RBS and MPF Schemes.
37 Debt facilities and programmes
(a) Total unutilized debt facilities and programmes available to the Group comprise:

	2005	2006
	HK$	HK$
	(in millions)
HK$2,200 million (2005: HK$2,200 million) short-term uncommitted revolving credit facilities	2,200	2,200
HK$20 million (2005: HK$20 million) letters of credit	20	20
HK$25 million (2005: HK$25 million) overdraft facilities	25	25
HK$8,000 million (2005:HK$8,000 million) syndicated loan facilities	8,000	8,000
US$3,000 million (2005: US$3,000 million) medium term note programme	14,377	14,418
US$292 million (2005: US$292 million) letters of credit for leveraged leases	2,273	2,279
US$182 million (2005: US$220 million) export credit loan facilities	11	10

	26,906	26,952

(b) The unutilized debt facilities are expected to expire as follows:

	2005	2006
	HK$	HK$
	(in millions)
Floating rate
- expiring within one year	2,245	2,620
- expiring after one year	10,284	9,914
Fixed/floating rate to be determined when issued
- expiring after one year	14,377	14,418

	26,906	26,952

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
38 Contingent liabilities
     At December 31, 2006, the Group had contingent liabilities arising from the land resumption claims and certain contractors’ claims in respect of the construction of the Kowloon Southern Link, West Rail and East Rail Extensions projects where the Group’s total obligations cannot be estimated reliably. The Group has made provision in the financial statements at December 31, 2006 for its best estimate of amounts which are likely to be payable in connection with these claims. The amounts payable upon resolution of the claims may be eventually in excess of amounts estimated by the Group and accounted for in the financial statements at December 31, 2006. The Group is in the process of resolving these claims.
39 Impairment of assets
     At December 31, 2006 the Group assessed whether there was any impairment of the Group’s fixed assets at that date in accordance with the Group’s accounting policies for the assessment of asset impairment.
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
     The estimated cash flows of the railway network were calculated for a period consistent with the estimated useful lives of the core assets of the railway network and were discounted using the Corporation’s weighted average cost of capital at December 31, 2006.
     The cash flows of the railway network were estimated on the basis that no Rail Merger with MTRCL will occur as HKAS 36 requires that the cash flows shall exclude those cash flows arising from future uncommitted restructurings. The status of the proposed Rail Merger with MTRCL is described in note 40.
     As a result of this assessment, management considers that the railway assets of the Group are not impaired at December 31, 2006 and, accordingly, that no provision for impairment of the Group’s railway assets is required at that date.
40 Proposed merger of the Corporation and MTR Corporation Limited (MTRCL)
     On April 11, 2006, the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury, each for and on behalf of the Government, signed a non-binding memorandum of understanding (the “MOU”) with MTRCL, providing for a proposed long term service concession of the Group’s rail operations and the sale of certain rail and property interests. These arrangements have been commonly described publicly as a merger and are referred to herein as the “Rail Merger”; however, these arrangements do not involve a legal merger of MTRCL and the Group. The proposed terms for the implementation of the Rail Merger have been set out in the Rail Merger Bill tabled for consideration by the Legislative Council of Hong Kong (“LegCo”). The Rail Merger Bill was published in the Government Gazette on June 30, 2006 and was introduced to the LegCo on July 5, 2006. Under the proposed terms of the Rail Merger, the Corporation would retain legal ownership of substantially all of the rail system and would grant to MTRCL the right to manage the Group’s existing railway lines and other rail-related businesses through a service concession for a period of 50 years (the “Service Concession Period”).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
40 Proposed merger of the Corporation and MTR Corporation Limited (MTRCL) (continued)
     MTRCL would keep all revenues generated from the operation of the Group’s railway network and other rail-related businesses and would make an upfront payment to the Group of $4.25 billion and an annual fixed rental payment of $750 million, as well as a variable annual payment based on revenue generated from the railway and other rail-related businesses during each financial year. In addition, MTRCL would pay $7.79 billion to buy property interests from the Group comprising property development rights of eight sites along the East Rail, the Ma On Shan Rail, the Light Rail and the Kowloon Southern Link, certain investment properties related to the East Rail and the Light Rail currently held by the Group and the Group’s rights to manage certain properties.
     The Rail Merger Bill contemplates that during the Service Concession Period, the Group would generally remain as the borrower or obligor in relation to its existing financial obligations and contingent liabilities; however, whether any additional party assumes liability for any existing financial obligations will depend on the final terms and conditions of the Rail Merger.
     The Rail Merger is subject to, among other things: (i) the enactment of the Rail Merger Bill by the LegCo to implement the Rail Merger; (ii) the negotiation and execution of definitive transaction documents and the satisfaction of any conditions set forth therein; and (iii) the approval of the minority shareholders of MTRCL. All parties remain in discussions in respect of definitive documentation for the Rail Merger. Accordingly, there can be no assurance that the Rail Merger will be implemented on the terms proposed in the MOU or that the Rail Merger or any other transaction will occur at all. Timing for completion of the Rail Merger, if it occurs, remains uncertain and could be subject to delays. The financial impacts of the Rail Merger on the financial statements are also uncertain at this stage and cannot be reliably estimated prior to the finalization of the definitive transaction documents. Accordingly, the financial statements have not taken into account the potential impact of the proposed merger.
41 Comparative figures
     Certain comparative figures of “amortization of interest of leasehold land held for own use under operating leases” have been re-classified from “operating costs before depreciation and amortization” to “depreciation and amortization” (see note 6) in conformity with the current year’s presentation, which is considered to better reflect the nature of the expenses.
42 Accounting estimates and judgements
(a) Key sources of estimation uncertainty
     Note 32 contains information about the assumptions and their risk factors relating to financial instruments. Other key sources of estimation uncertainty include the assessment of useful lives for depreciation of fixed assets (see note 2(j)), assessment of provisions and contingent liabilities (see notes 2(aa), 26 and 38), determination of the recoverability of deferred tax assets (see note 9(d)), the valuation of investment properties (see note 13(d)) and assessment of the possibility of implementation of Shatin to Central Link project (see note 15(a)) and assessment of the outstanding risk and obligations in recognition of profit from property development (see note 29).
(b) Critical accounting judgements in applying the Group’s accounting policies
     Critical accounting judgements in applying the Group’s accounting policies include the classification of revenue and expenditure as capital or revenue in nature (see note 2(i)(i)), the classification of revenue and cost-recovery, the classification of operating leases or lease-out and lease-back transactions, transfers from construction in progress to fixed assets (see note 2(m)), assessment of controlled and non-controlled subsidiaries (see note 2(c)), the categorization of financial assets and liabilities, adoption of hedge accounting (see note 32) and impairment of assets (see note 39).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
43 Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ended December 31, 2006
     Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended December 31, 2006 and which have not been adopted in these financial statements.
     The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s and the Corporation’s results of operations and financial position.
     In addition, the following developments may result in new or amended disclosures in the financial statements:

Effective for accounting periods
beginning on or after
Amendment to HKAS 1, Presentation of financial statements: capital disclosures	January 1, 2007

HKFRS 7, Financial instruments: disclosures	January 1, 2007

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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
     Under US GAAP, the investment in WRPDL and its subsidiaries is accounted for using the equity method. However, pursuant to the Shareholding Agreement as referred to in note 20, all assets and profits of WRPDL will be transferred to the Government without going through the Corporation upon the completion of all the property development sites and the Corporation will only receive its original capital contribution of HK$510. In addition, the Government shall indemnify the Corporation against all liabilities properly incurred by the Corporation in the development or attempted development of the agreed development sites along West Rail. Accordingly, the Corporation has not recognized any share of profits and losses of WRPDL because the Corporation is not entitled to any earnings distribution, nor it is required to ultimately fund any of its losses. The amount of the Corporation’s equity investment of HK$510 in WRPDL, which is the only amount that the Corporation will ultimately recover from the investment, has not been separately disclosed because it is immaterial.
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
     Depreciation has been based on the historical cost of the properties and a useful life of 50 years. The gross historical cost of properties subject to depreciation under US GAAP which are not depreciated under HK GAAP amounted to HK$761 million, HK$735 million and HK$843 million at December 31, 2004, December 31, 2005 and December 31, 2006, respectively.
     (c) Depreciation on certain fixed assets
     Property, plant and equipment situated on leasehold land
     Prior to 2005, the Corporation assumed, based on prevailing Government practice, that the leases for the leasehold land on which certain buildings, tunnels, bridges and roads were situated would be renewed upon expiry when determining the depreciable lives of those buildings, tunnels, bridges and roads for HK GAAP purposes.
     Following the adoption of HK-Int 4 with effect from January 1, 2005 the lessee may not assume that the lease term of a Hong Kong land lease will be extended for a further 50 years, or any other period, while the Government retains the sole discretion as to whether to renew the lease or not. Accordingly, property, plant and equipment situated on leasehold land should be depreciated over a period which does not exceed the term of the lease. The effect of the change in depreciable lives for HK GAAP purposes was accounted for prospectively in 2005.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(c) Depreciation on certain fixed assets (continued)
     Under US GAAP, depreciable lives of fixed assets situated on the leasehold land do not reflect the Corporation’s expectation that the lease will be renewed or extended.
     The difference in the application of the change in depreciable lives of property, plant and equipment situated on leasehold land accounted for prospectively under HK GAAP resulted in an accumulated difference of HK$151 million as at January 1, 2005. An adjustment of HK$4 million has been made under US GAAP in 2006 to reduce the additional depreciation charged in the current year under HK GAAP.
     Permanent way
     Under HK GAAP, in prior years, the cost of the Corporation’s permanent way, which principally comprises rail tracks, ballast and sleepers, was not depreciated as these assets was subject to continuing maintenance, repairs and replacement to maintain it in an optimal working condition. Upon the adoption of HAS 16 and an Interpretation thereof issued by the HKICPA, with effect from January 1, 2005, permanent way is depreciated over the shorter of the unexpired term of land lease on which the permanent way is anchored and its estimated economic useful life and the related replacement costs are capitalized. Retrospective adjustments were made for all the permanent way of the Corporation except for the original permanent way, which comprises the East Rail network and the Light Rail network, for which the revised policy has been adopted on a prospective basis since the Corporation estimated that the difference between the replacement costs charged to the income statement and the depreciation that would have been charged in prior years was not significant.
     Under US GAAP, the cost of the Corporation’s permanent way is depreciated over the estimated economic useful lives of the assets and the related replacement costs are capitalized and depreciated over their estimated useful lives. In 2004, US GAAP adjustments were made for all permanent way of the Corporation except for the original permanent way for same reasons as explained above.
     As a result of a review of the estimated economic useful lives of fixed assets carried out in 2005, the estimated economic useful lives of the permanent way have been revised to a range of 10 to 50 years from an original range of 10 to 15 years adopted in 2004. The difference of HK$43 million arising from the change in estimated economic useful lives as of December 31, 2004 was accounted for prospectively under US GAAP. Since a retrospective adjustment using the revised economic useful lives was made under HK GAAP in 2005, the cumulative difference of HK$43 million will be adjusted under US GAAP in subsequent years until the permanent way which existed at December 31, 2004 is disposed of or becomes fully depreciated. Accordingly, an adjustment of HK$1 million has been made under US GAAP in 2006 to decrease the depreciation charge under US GAAP.
(d) Investments
     Under HK GAAP, investment securities were classified as investments held for non-trading purposes prior to January 1, 2005 but as available-for-sale securities with effect from January 1, 2005. No financial impact has been resulted from the change in classification. The Group’s investment securities are carried at fair value with changes in fair value recognized in the investments revaluation reserve. Changes in fair value of pre-funding investments (see note 2(f)) are capitalized to construction in progress or deferred expenditure as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use. Additionally, all income generated from pre-funding investments, including interest income, exchange gains or losses, impairment losses, realized gains or losses arising from transactions in derivative financial instruments entered into for hedging foreign currency pre-funding investments and gains or losses arising from the derecognition of such investments, are capitalized to construction in progress or deferred expenditure (see note 2(m)).

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(d) Investments (continued)
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
     Under US GAAP, the Group’s investments securities are stated in the balance sheet at fair value, with unrealized gains and losses net of applicable income taxes reported in other comprehensive income. Additionally, under US GAAP, interest earned and realized gains and losses on investments are reflected in the income statement. Accordingly, under US GAAP, the depreciation charge on fixed assets is based on the costs capitalized in accordance with US GAAP which exclude changes in fair value of pre-funding investments and all the income generated therefrom. As such, an adjustment of HK$145 million has been made to record the additional depreciation charge based on the cost of fixed assets calculated under US GAAP. No interest and finance income was capitalized under HK GAAP for the year ended December 31, 2006.
(e) Revenue recognition on property development
     In 1997, the Group disposed of certain investment properties in exchange for other investment properties. The cost of the acquired properties was stated at the fair value of the properties disposed of. Under US GAAP, the cost of the acquired properties was stated at the cost of the properties being disposed of. Accordingly, an adjustment of HK$61 million has been made to shareholder’s equity to restate the cost of properties acquired under US GAAP. This adjustment will be reversed upon disposal of the related properties.
     The Group is involved in a number of property development projects where the Group determines or reaches agreement with property developers to develop a site for resale or for rent.
     Under HK GAAP, where the Group receives payments from property developers as a consequence of their participation in property development projects, such payments are set off against the balance of project costs incurred and accounted for as properties under development by the Group. Any surplus amounts of payments received from property developers in excess of the balance of properties under development are transferred to deferred income to set off any further project costs subsequently incurred by the Group. The Group recognizes the balance of deferred income as profit on property development when the property enabling works are completed and acceptable for development, and after taking into account outstanding risks, if any, retained by the Group. In 2006, the Group recognised HK$427 million as profit on property development, representing the surplus of initial and upfront payments received from the developers over the related enabling works construction costs.
     Under US GAAP, the Group’s property development projects are accounted for as real estate property other than retail land. Profit on property development is recognized on the percentage-of-completion basis as the Group has a substantial continuing involvement with the property during the course of the development. Furthermore, the enabling works are considered as an integral part of the property development projects and therefore the related payment received from the developers are also recognised into income statement on the percentage-of-completion basis. Accordingly, a reversal of the profit on property development of HK$147 million in 2006 was made under US GAAP.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(f) Capitalization of certain costs
     Under HK GAAP, certain costs of a non-incremental nature are capitalized in connection with capital projects. Under US GAAP, it is not permissible to capitalize these non-incremental costs. The preponderance of the capitalized costs relating to capital projects is incremental in nature and, accordingly, is properly capitalized under both HK GAAP and US GAAP. Accordingly, an adjustment with a net effect of HK$34 million has been made to reverse the non-incremental costs capitalized and the related depreciation charge provided under HK GAAP.
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
     With effect from January 1, 1997, the Group’s accounting policy under HK GAAP for capitalizing interest costs is similar to US GAAP. The gross interest costs not capitalized under HK GAAP prior to January 1, 1997 amounted to HK$613 million which was previously adjusted for US GAAP purposes. In addition, adjustments of HK$9 million, HK$9 million and HK$9 million, have been made to the income statement to record the depreciation charge for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 respectively under US GAAP based on the costs of fixed assets including capitalized interest costs of HK$613 million. The related adjustments to accumulated depreciation amounted to HK$391 million and HK$400 million as of December 31, 2005 and December 31, 2006 respectively.
     Further, under HK GAAP, foreign exchange differences are capitalized to the extent that they are regarded as an adjustment to interest costs. Under US GAAP, foreign exchange differences are not capitalized. Accordingly, an adjustment of HK$19 million has been made to reverse the net foreign exchange losses capitalized under HK GAAP.
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(i) Derivative financial instruments
     The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. At December 31, 2006, the Group had notional amounts of HK$4,727 million equivalent outstanding in interest rate swaps, HK$15,184 million equivalent outstanding in currency swaps and HK$1,880 million equivalent outstanding in forward foreign exchange contracts.
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
     The forward foreign exchange contracts are entered into by the Group to hedge foreign currency denominated future payments and are not designated as hedges under HK GAAP or US GAAP.
     With effect from January 1, 2005, the Group’s accounting policy under HK GAAP for derivative financial instruments is similar to US GAAP except that HK GAAP precludes the use of shortcut method and requires the Group to measure effectiveness in a hedging relationship even if all the critical terms of both the hedged and hedging items are identical. An adjustment of HK$19 million has been made to the consolidated net income under US GAAP in 2006. This represents the changes in fair value of interest bearing borrowings for which are deemed to be effective hedges under shortcut method under US GAAP but for which the hedging relationship is considered to be ineffective under HK GAAP.
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

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(j) Lease out and lease back transactions (continued)
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
     The Corporation believes that an unrelated entity created in December 2003 under one of the Group’s lease out and lease back transactions meets the criteria to be a VIE. Under this transaction, the Group has loaned a portion of the lease prepayments received from an overseas investor to an unrelated entity created in December 2003 for the sole purpose of investing the loan proceeds in “available for sale” debt securities and other financial assets structured to meet the Group’s lease obligations arising from the transaction. As the Group is obligated to bear the loss or is entitled to receive the gain which may arise from the realization of the “available for sale” debt securities upon termination of the transaction before the end of the basic lease term, the Group is considered to be the unrelated entity’s primary beneficiary. As such, the Group is required to consolidate such unrelated entity under the requirements of FIN 46R in compliance with US GAAP for the year ended December 31, 2005.
     In 2006, the lease out and lease back transaction was terminated and the Corporation reached an agreement with the overseas investor such that a fixed sum of compensation would be made irrespective of the proceeds generated on the realization of assets and liabilities of the unrelated entity. The Group ceased to be the primary beneficiary of the unrelated entity and accordingly is not required to consolidate such unrelated entity under the requirements of FIN46R. The adjustment of HK$18 million made to the total equity of the Group upon consolidation of the unrelated entity in 2005 was reversed and recorded in earnings in 2006.
(l) Rental costs of leasehold land held under operating leases
     In October 2005, the FASB issued Staff Position (“FSP”) FAS13-1, “Accounting for Rental Costs Incurred during a Construction Period”, which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. FSP FAS13-1 specifies that in some lease arrangements an entity (lessee) may take possession or be given control of leased property, including land and building(s), before it commences operations. During this period, the lessee has the right to use the leased property and does so for the purpose of constructing a lessee asset. Under FSP FAS13-1, there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, the costs of the right to control the use of a leased asset during a construction period shall be recognized as rental expenses as incurred rather than being capitalized as part of the construction costs. FSP FAS13-1 applies to the first reporting period beginning after December 15, 2005 with allowance for prospective adjustment. In 2006, an amortization cost of HK$6 million on the land resumption in respect of the leasehold land held for use during construction period was charged to the income statement under US GAAP.
     Under HK GAAP, the rental costs are transferred to interest in leasehold land held for own use under operating leases when the related assets are completed and ready for their intended use at which time the costs begin to be amortized.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
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
     Under US GAAP, interest received, interest paid, net cash inflow/outflow relating to derivative financial instruments and financing expenses paid are all included in operating activities. The Group considers all highly liquid investments purchased with a maturity of three months or less to be cash or cash equivalents. Summarized cash flow data by operating, investing and financing activities in accordance with US GAAP are set out below:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Net cash provided / (used) by:
Operating activities	2,015	2,008	2,919
Investing activities	(1,008)	(2,373)	(2,984)
Financing activities	(893)	(387)	(298)

Change in cash and cash equivalents	114	(752)	(363)
Cash and cash equivalents at January 1,	2,477	2,591	1,839

Cash and cash equivalents at December 31,	2,591	1,839	1,476

(n) Statement of changes in shareholder’s equity in accordance with US GAAP
     The changes of shareholder’s equity in accordance with US GAAP are as follows:

	2004	2005	2006
	HK$	HK$	HK$
	(in millions)
Balance at January 1,	67,006	66,118	66,071
Net profit/(loss) for the year	(246)	111	(149)
Other comprehensive income / (loss)
Decrease in fair value of investments in “available for sale” securities	(103)	(11)	—
Amounts transferred to net profit for the year on redemption and disposal of investments in “available for sale” securities	79	34	3
Unrealized loss of VIE for the year	—	(33)	—
Cummulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	—	26	—
Net increase in deferred tax benefits	2	(2)	—
Dividend approved during the year	(620)	(172)	—

Balance as at December 31,	66,118	66,071	65,925

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(o) Adjustments to balance sheet items under US GAAP
     The cumulative adjustments to the balance sheet items, except deferred taxes, under US GAAP as a result of the differences between HK GAAP and US GAAP as described in notes 44(a) to 44(l) are set out as follows:

			2005	2006
	Note		HK$	HK$
			(in millions)
Fixed assets
- investment property revaluation and depreciation	44	(b)	(580)	(694)
- accumulated depreciation on certain fixed assets	44	(c)	(191)	(186)
- interest and finance income capitalized under HKGAAP	44	(d)	6,039	6,039
- accumulated depreciation on interest and finance income capitalized	44	(d)	(248)	(393)
- revenue recognition on property development	44	(e)	(61)	(61)
- capitalization of certain costs net of related depreciation	44	(f)	(502)	(508)
- capitalization of interest net of related amortization	44	(g)	222	213
- capitalized net foreign exchange losses	44	(g)	(36)	(36)

			4,643	4,374

Construction in progress
- interest and finance income capitalized under HKGAAP	44	(d)	1,987	1,987
- valuation of investment portfolio	44	(d)	(1)	—
- capitalization of certain costs net of related depreciation	44	(f)	(88)	(115)
- capitalized net foreign exchange losses	44	(g)	4	(15)
- rental costs for leasehold land held under operating leases	44	(l)	—	(6)

			1,902	1,851

Deferred expenditure
- interest and finance income capitalized under HKGAAP	44	(d)	22	22
- capitalization of certain costs net of related depreciation	44	(f)	(82)	(83)
- capitalized net foreign exchange losses	44	(g)	2	2

			(58)	(59)

Loans to third party
- recognition of loans to variable interest entity	44	(j)	1,823	—
- consolidation of variable interest entity	44	(k)	(1,830)	—

			(7)	—

Lease deposits
- recognition of lease deposits	44	(j)	11,371	11,521

Derivative financial assets
- consolidation of variable interest entity	44	(k)	152	—

			152	—

Investments
- consolidation of variable interest entity	44	(k)	1,627	—

Interest and other receivables
- revenue recognition on property development	44	(e)	25	214
- consolidation of variable interest entity	44	(k)	6	—

			31	214

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(o) Adjustments to balance sheet items under US GAAP (continued)

			2005	2006
	Note		HK$	HK$
			(in millions)
Interest and other payables
- consolidation of variable interest entity	44	(k)	(63)	—

Lease payable
- recognition of lease payable	44	(j)	13,194	11,521

Interest-bearing borrowings
- carrying amount adjustments arising on hedge accounting	44	(i)	(6)	13

Deferred income
- revenue recognition on property development	44	(e)	—	336

Accumulated other comprehensive income
- valuation of investment portfolio	44	(d)	(1)	—
- consolidation of variable interest entity	44	(k)	(7)	—

			(8)	—

Retained earnings			6,426	5,992

(p) Reconciliation of consolidated profit after taxation to US GAAP

			Year ended December 31,
	Note		2004	2005	2006
			HK$	HK$	HK$
			(in millions)
Consolidated profit after taxation for the year in accordance with HK GAAP			513	317	278
Adjustments required under US GAAP
Depreciation on investment properties	44	(b)	(14)	(14)	(17)
Disposal on investment properties	44	(b)	—	6	2
Valuation gains on investment properties	44	(b)	(148)	(171)	(99)
Depreciation on certain fixed assets	44	(c)	(121)	3	5
Depreciation on interest and finance income capitalized	44	(d)	(105)	(143)	(145)
Interest and finance income capitalized under HK GAAP	44	(d)	76	27	—
Revenue recognition of property development	44	(e)	—	25	(147)
Capitalization of certain costs net of related depreciation	44	(f)	(21)	(39)	(34)
Amortization of capitalized interest	44	(g)	(9)	(9)	(9)
Capitalized net foreign exchange differences	44	(g)	10	17	(19)
Derivative financial instruments	44	(i)	(601)	28	(19)
Reversal of provision for the estimated losses arising from the early termination of lease out and lease back transaction and loan to VIE	44	(k)	—	82	—
Realized loss of VIE for the year	44	(k)	—	(18)	(18)
Rental costs for leasehold land held under operating leases	44	(l)	—	—	(6)
Tax effect of the above adjustments			174	39	79

Consolidated net income/(loss) for the year in accordance with US GAAP before change in accounting principle (FIN 46R)			(246)	150	(149)
Cumulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	44	(k)	—	(39)	—

Consolidated net income/(loss) for the year in accordance with US GAAP after change in accounting principle (FIN 46R)			(246)	111	(149)

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(q) Reconciliation of consolidated total equity to US GAAP

			As of December 31,
	Note		2005	2006
			HK$	HK$
			(in millions)
Consolidated total equity in accordance with HK GAAP			59,653	59,933
Adjustments required under US GAAP
Accumulated depreciation on investment properties	44	(b)	(144)	(159)
Accumulated valuation gains on investment properties	44	(b)	(436)	(535)
Accumulated depreciation on certain fixed assets	44	(c)	(191)	(186)
Accumulated depreciation on interest and finance income capitalized	44	(d)	(248)	(393)
Valuation of investment portfolio	44	(d)	(1)	—
Interest and finance income capitalized under HK GAAP	44	(d)	8,048	8,048
Revenue recognition on property development	44	(e)	(36)	(183)
Capitalization of certain costs net of related depreciation	44	(f)	(672)	(706)
Capitalization of interest net of related amortization	44	(g)	222	213
Capitalized net foreign exchange differences	44	(g)	(30)	(49)
Derivative financial instruments	44	(i)	6	(13)
Lease obligations	44	(j)	(13,194)	(11,521)
Lease deposits and loan receivable	44	(j)	13,194	11,521
Reversal of provision for the estimated losses arising from the early termination of lease out and lease back transaction and loan to VIE	44	(k)	82	—
Realized loss of VIE for the year	44	(k)	(18)	—
Accumulated other comprehensive loss of VIE	44	(k)	(7)	—
Cumulative effect of change in accounting principle (FIN 46R) upon adoption on January 1, 2005	44	(k)	(39)	—
Accumulated rental costs for leasehold land held under operating leases	44	(l)	—	(6)
Deferred tax liabilities			(118)	(39)

Consolidated shareholder’s equity in accordance with US GAAP			66,071	65,925

(r) Classification of items in the consolidated income statement
     Under HK GAAP, depreciation and amortization charges of HK$1,681 million, HK$2,258 million and HK$2,288 million for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 respectively are excluded from the operating costs and are separately presented in the consolidated income statement.
     Under US GAAP, depreciation and amortization charges are included as a component of operating costs.
(s) Recently issued accounting standards of the United States
     Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108)
     In September 2006, the Securities and Exchange Commission issued SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 requires registrants to apply the new quantification guidance to errors in existence at the beginning of the fiscal year ending after November 15, 2006 by correcting errors determined to be material under this new quantification method through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The Company has adopted SAB 108 as of January 1, 2006. No adjustment was recorded by the Company upon adoption of SAB 108.

KOWLOON-CANTON RAILWAY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2005 AND 2006
44 Summary of differences between accounting principles generally accepted in Hong Kong and the United States (continued)
(s) Recently issued accounting standards of the United States (continued)
     Accounting for Certain Hybrid Financial Instruments (SFAS No. 155)
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group has not made an early adoption of this standard in 2006. The Corporation is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.
     Fair Value Measurements (SFAS No. 157)
     In September 2006, FASB issued the SFAS No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation has not made an early adoption of this statement in 2006. The Corporation is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.
     Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS No. 158)
     In September 2006, FASB issued the SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement
Plans” which improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. SFAS No. 158 is not applicable to the Corporation since it does not have the defined benefit pension or any postretirement plans for its existing employees.
     The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159)
     In February 2007, FASB issued the SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS No. 159 is effective for an entity beginning its first fiscal year that begins after November 15, 2007. This statement should not be applied retrospectively to fiscal years beginning prior to the effective date. The Corporation is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.